nutreco

09046538

Annual Report


08

feeding the future

Contents

Nutreco's profile & financial highlights

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Headquartered in the Netherlands, Nutreco is listed on the Euronext stock exchange in Amsterdam and has annual revenues approaching EUR 5 billion.

Revenue from continuing operations	EUR 4,943 million
Operating result from continuing operations before amortisation (EBITA)	EUR 183 million
Result after tax from continuing operations	EUR 106 million
Basic earnings per share for continuing operations	EUR 3.02
Dividend per ordinary share	EUR 1.43

Nutreco: the company behind strong animal nutrition and fish feed brands

Nutreco ranks the top 3 of the global animal nutrition industry in revenues.

We have leading local positions in the compound feed industry.

- Market shares Nutreco:

Canada



77%
23%
Other
Shur-Gain & Landmark Feeds

The Netherlands



86%
14%
Other
Hendrix UTD

Spain



90%
10%
Other
Nanta

Nutreco's Trouw Nutrition has a global number 2 position in premix.



Other
88%
12%
Trouw Nutrition

- The premix and feed specialities industry is more consolidated with 4 players, having a joint global market share of about 50%.

Nutreco's Skretting is the number 1 salmon feed producer.



Other
65%
35%
Skretting

- The global salmon feed industry is concentrated with 3 players having a joint global market share of approximately 90%.
- Leading position in fish feed for other species.

feeding the future


Animal nutrition & fish feed


Innovation


Product quality


Sustainability

Vision

In a world with limited natural resources and a growing population, Nutreco plays a leading role in developing and supplying the most efficient and sustainable feed solutions.

Mission

Nutreco is a global leader in animal nutrition. We deliver high-quality and sustainable feed solutions and add value to our customers' businesses by developing and supplying innovative products and concepts that support the best performance of farmed animals and fish.

Advanced feed solutions

Feeding the future is the essence of Nutreco: expressing the aspirations that align and inspire our people and direct the activities of today, giving purpose to our efforts beyond earning a fair profit.

The Nutreco ambition is to contribute to meeting the rising food needs of a growing world population in a sustainable manner. We operate at the critical junction between the many raw materials used in animal nutrition and fish feeds and the producers of meat, dairy products and fish. By applying our knowledge of feed ingredients and the nutrition of animals and fish, we gain optimum value from limited natural resources. Our ability is to convert those raw materials into advanced feed solutions that meet the needs of farmed animals and fish and contribute in delivering high-quality products for human nutrition: providing more from less.

Pioneering heritage

In Nutreco we possess a pioneering heritage from more than a century of progress. Our innovations helped evolve agriculture and create modern aquaculture. That rich fund of know-how and experience blends practicality and reliability with insight and inspiration as we develop feed solutions for tomorrow and beyond.

To feed the future, we will achieve continuous progress by improving efficiency in the sourcing and use of feed ingredients, efficiency within our own operations, and the efficiency of the nutritional value of our products. We will make advances through innovation, by blending knowledge with creativity.

Future generations

We understand that our solutions must be sustainable, to secure the opportunities of future generations. As some environmental impact from converting the raw materials we use into animal nutrition and fish feed is inevitable, as is the impact from their use in agriculture and aquaculture, we will constantly assess and work to reduce these impacts.

The Nutreco essence is encapsulated in the name itself: nutrition, ecology and economy. The people of Nutreco hold to the vision and pursue the mission that will serve the needs of generations yet to come. Today, tomorrow and beyond Nutreco will develop advanced feed solutions that contribute to feeding a growing world population with wholesome, nutritious meat, dairy products and fish.

Key figures

	2008	2007
Income statement (EUR x million)		
Revenue from continuing operations	4,943	4,021
Operating result from continuing operations (EBIT)	172	149
Operating result from continuing operations before amortisation (EBITA)	183	155
Operating result before depreciation and amortisation (EBITDA)	234	197
Result after tax from continuing operations	106	113
Total result for the period attributable to equity holders of Nutreco	115	119
Balance sheet (EUR x million)		
Equity attributable to equity holders of Nutreco	655	643
Balance sheet total	2,188	1,993
Capital employed	1,058	984
Net debt position	-367	-290
Cash flow (EUR x million)		
Cash generated from operations	98	140
Acquisitions/disposals of subdidiaries	-66	-374
Additions of property, plant and equipment and intangible assets	-90	-78
Ratios continuing operations		
Operating result as % of revenue	3.5%	3.8%
Average return on capital employed	17%	20%
Solvency ratio (shareholders' equity dividend by balance sheet total)	30%	32%
Key data per share (EUR)		
Basic earnings per share form continuing operations	3.02	3.24
Total result for the period attributable to equity holders of Nutreco	3.34	3.46
Dividend	1.43	1.64
Share price at year-end	23.52	39.56
Other key data		
Average number of outstanding shares (x thousand)	34,358	34,317
Number of outstanding shares at year-end (x thousand)	34,279	34,256
Average number of employees continuing operations	9,435	7,923
Number of employees at year-end continuing operations	9,278	9,090

Revenue third parties by segment 2008


Fish feed
24%
22%
Meat & other
8%
Animal nutrition
Canada
Premix &
feed specialities
22%
24%
Compound feed

EBITA by segment before exceptional items[1]


Fish feed
33%
0% Meat & other
10%
Animal nutrition
Canada
Premix &
feed specialities
15% Compound feed
42%

Revenue per region 2008 – Animal nutrition

(EUR 2,687.1 million)


20%
North America
Europe
73%
2%
South America
5%
Asia-Pacific

Revenue per region 2008 – Fish feed

(EUR 1,169.9 million)


North America
10%
Europe
64%
17%
South America
9%
Asia-Pacific

Revenue[2]

(EUR x million)


4,943
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08

Operating result before amortisation (EBITA)[3]

(EUR x million)


183
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08

Total result for the period attributable to equity holders of Nutreco[4] *(EUR x million)*


115
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08

1 EBITA of EUR 201.7 million before corporate costs (EUR -19.6 million) and exceptional items (EUR 0.8 million)

2 2005-2008 revenue from continuing operations (2004-2008 figures based on IFRS, 1997-2003 figures based on D-GAAP)

3 2005-2008 EBITA from continuing operations (2004-2008 figures based on IFRS, 1997-2003 figures based on D-GAAP)

4 In 2005, 2006, 2007 and 2008 the net results of continuing operations attributable to equity holders of Nutreco are EUR 90, 104, 112 and 104 million, respectively. Including results and gain on sale of discontinued operations, the net results are EUR 134, 519, 119 and 115 million, respectively (2004-2008 figures based on IFRS, 1997-2003 figures based on D-GAAP)

5 2003 net result after impairment of goodwill of EUR 193 million

Introduction by the Chief Executive Officer



A solid financial performance in 2008

Nutreco put in a solid performance and we increased our revenue to almost EUR 5 billion. This increase is mainly driven by high raw material prices (15.1%), as well as the contribution from acquisitions in 2007 and 2008 (12.7%). This development is supported by our solid business model based on our strategic choices in recent years. Our premix and feed specialities business had a record performance in 2008 due to a successful integration of the acquired BASF premix businesses, excellent raw material positions and organic growth in feed specialities. Our fish feed business is temporarily impacted by a lower demand for fish feed in Chile. Our customers, the Chilean fish farming companies,

> "Nutreco put in a solid performance and we increased our revenue to almost EUR 5 billion."

had to downscale their operations as a consequence of the ISA virus. This impact is expected to continue in 2009. The Spanish meat business reported disappointing results due to high raw material prices which could not be fully passed on to our customers and a shift to cheaper products by consumers due to the economic crisis in Spain.

From global food crisis to global financial downturn; impact on demand for animal feed relatively limited

2008 was a turbulent year for more than one reason. We began the year with shortages of raw materials. Prices, already high, continued to rise due to the demand from emerging markets as well as from the biofuel industry. In mid 2008 we faced unprecedented volatility as the financial downturn caused an abrupt decline in commodity prices. However, the overall impact on our business from the global financial downturn is relatively limited. Our feed products are linked to the basic needs of consumers for food products such as dairy products, meat and fish. There could be a shift in consumer spending to less expensive items, but consumers will continue to eat. The impact on total livestock numbers will be limited, which means that the demand for animal nutrition and fish feed will continue at or close to current levels.

EBITA of EUR 230 million remains the primary medium-term financial target

Nutreco stays fully committed to strengthen its animal nutrition and fish feed business by organic growth and acquisitions. Nutreco will especially focus on growth in feed additives. Due to our strong balance sheet and market positions we are well placed for today's challenging times. Doubling our 2006 EBITA to EUR 230 million remains the primary medium-term financial target. Due to the uncertainties in the global economy we are prudent in the usage of our financial room. This could temporarily slow down our speed in acquiring new companies. There are also more uncertainties related to organic growth, e.g. the temporarily lower demand for fish feed in Chile. Given the current circumstances we have extended the timeframe for reaching the EBITA target of EUR 230 million to 2010-2012.

Knowledge and technology are crucial for sustainable food security and higher feed efficiencies

Innovation, backed by science and technology, is the key for future food security. Due to the increasing feed-to-food demand and the increasingly complex and volatile raw material market, nutritional know-how, alternative ingredients and sustainable feed products have become crucial. Feed additives such as enzymes, antioxidants and organic acids can support the use of co-products from the food and biofuel industry in animal nutrition even further, providing greater feed efficiencies, better animal health and less impact on the environment. This dynamic environment requires high-level expertise in raw materials, feed formulation and feed-to-food safety. With our experience, knowledge and innovative capabilities we are well positioned to capitalise on this.

Taking responsibility and showing leadership

Exchanging experience and becoming inspired by new insights and ideas are main goals of the biennial AquaVision and Agri Vision business conferences that Nutreco organises, together with partners, for the aquaculture and agriculture industry respectively. Nutreco offers a platform for all stakeholders worldwide to have informed discussions on current and future concerns in the feed-to-food chains from consumption and marketing back to meat processing and nutrition. In October 2008 Nutreco organised the AquaVision conference in Stavanger, Norway, entitled 'Know the fundamentals, create your future'. In June 2009 the fifth edition of Agri Vision will take place in Noordwijk, the Netherlands. The theme is entitled 'Shifting horizons — Inspiration, Innovation & Impact in the feed-to-food chain. Nutreco is taking responsibility and is seeking to show leadership in addressing the future. We are prepared to invest time and effort in improving the agri and food business performance and prosperity on a global scale, in a sustainable way, today and tomorrow.

Spread of activities and strategic direction provide stability in challenging times

Today Nutreco companies have far more in common than in previous years. Even so, our activities are sufficiently spread to provide good stability in unstable times. We sharpened our focus on our future direction, with an emphasis on innovative speciality products and feed additives. We will also continue to invest in people who can offer solutions to the challenges ahead of us. The long-term prospects remain positive. The demand for food and feed will continue to grow — 2008 was the first year that the world produced more than 700 million tonnes of complete feed. I am confident that our people and solid business portfolio, our strong financial position, the measures we have taken to manage the economic downturn and our innovative capabilities will carry us through this recession and make Nutreco even stronger in the future as a leading animal nutrition and fish feed company. I would like to thank all our employees who have contributed to the solid performance in 2008. In particular, in this report, I would like to thank L.J.A.M. Ligthart whose term on our Supervisory Board and Audit Committee comes to an end with the General Meeting of Shareholders of 2009. He has brought wisdom and valued advice to Nutreco throughout the 12 years of his appointment.

Wout Dekker, Chief Executive Officer
19 March 2009



REPORT OF THE EXECUTIVE BOARD

Solid performance in a volatile year

- Operating result (EBITA) up 17.8% to EUR 183 million
- Revenue up 22.9% to EUR 4.9 billion with strong results in premix and feed specialities
- Spread of activities and strategic direction provide stability in challenging times
- Doubling of 2006 EBITA to EUR 230 million under current circumstances expected to be met in 2010-2012
- Profit after tax from continuing operations decreases by 6.6% due to higher financing costs and tax rate
- Sound balance sheet and healthy capital structure
- Dividend proposal of EUR 1.43 per share; payout ratio 45%

Nutreco put in a solid performance and its revenue increased to almost EUR 5 billion. This increase was related to higher sales prices mainly related to passing on higher raw material prices, as well as the contribution from acquisitions in 2007 and 2008. The strategic choices in recent years have strengthened the business. Nutreco is now well positioned in the value chain and the spread of activities as well as the strong financial position provide stability in these challenging times.

Key figures (EUR x million)	**2008**	**2007**	**Change**
Revenue from continuing operations	4,943.1	4,021.1	22.9%
Operating result from continuing operation before amortisation (EBITA)	182.9	155.2	17.8%
Operating result from continuing operations (EBIT)	172.1	149.0	15.5%
Profit after tax from continuing operations	105.8	113.3	-6.6%
Basic earnings per share for continuing operations (EUR)	3.02	3.24	-6.8%
Final dividend per ordinary share (EUR)	1.03	1.29	
Interim dividend per ordinary share (EUR)	0.40	0.35	
Dividend per ordinary share (EUR)	**1.43**	**1.64**	**-12.8%**


From left to right: Juergen Steinemann, COO Nutreco, Wout Dekker, CEO Nutreco, and Cees van Rijn, CFO Nutreco

Acquisitions

On 11 January 2008 we took over Japan's largest extruded fish feed factory from Marine Net. The company was already producing most of the fish feed for Skretting Japan. The Japanese marine fish feed market is one of the world's biggest, with a production volume totalling approximately 600,000 tonnes.

On 18 January 2008 Nutreco also announced the acquisition of Nelson and Sons, Inc., the manufacturer of Silver Cup fish feed in the United States. The company has two production facilities near Salt Lake City, Utah. It produces feed for the freshwater fish in the west of the US and has a significant share in the Idaho Trout business. Silver Cup is also active in Canada and Mexico. The company's total annual production is around 30,000 tonnes.

These takeovers fit in perfectly with Nutreco's strategy, which focuses on expansion of the fish feed operations in new regions and feed for non-salmonid species.

On 31 January 2008 Nutreco completed the acquisition of the feed and meat assets of Copaga in Catalonia, Spain. This acquisition further strengthens Nutreco's market position in Spain.

On 31 July Nutreco acquired Biofaktory, a premix and feed specialities company in the Czech Republic and Slovakia. Biofaktory is the market leader in premix and feed specialities in these countries. The company also exports to other countries in Central and Eastern Europe. This acquisition fits in Nutreco's growth strategy to expand the premix and feed specialities business in growth markets.

Strategy

Nutreco's strategy is to strengthen its leading global and regional positions in the global animal nutrition and fish feed markets. Nutreco aims for a balanced portfolio of geographies, species and products for a profitable growth both organic and by acquisitions.

Nutreco will continue to focus on geographic regions and markets with a perspective of structural profitable growth based on long-term trends like populations growth, income growth and growing animal nutrition and fish feed markets. Acquisitions will take place in emerging regions as well as in main feed producing regions like North America and Western Europe.

Nutreco strives for supplying the most efficient and sustainable feed solutions. To support its clients best, Nutreco plays a leading role in innovation and formulation based on its R&D capabilities. Innovation, backed by science and technology, is the key for future food security. Due to the increasing feed demand and the increasingly complex and volatile raw material market, nutritional know-how, commodity risk management, alternative ingredients and sustainable feed products have become crucial. Feed additives such as enzymes, antioxidants and

Nutreco's portfolio will grow to higher margin products



Feed ingredients
Basic feed additives
e.g. vitamins
Macro-minerals
e.g. sodium
Protein
e.g. soya
Energy
e.g. grain
Feed additives
e.g. health additives
Feed products
10%
0.1-0.3%*
High concentrate premix
6%
Premix/Farm minerals
1-5%*
4%
Concentrate
5-10%*
3%
Complete feed
100%*
Margin
1%
5%
Volume
10%
100 %

**Inclusion rate: percentage of inclusion in final product*

organic acids can support the use of co-products from the food and biofuel industry in animal nutrition even further, providing greater feed efficiencies, better animal health and less impact on the environment. With its experience, knowledge and innovative capabilities Nutreco is well positioned to capitalise on this and Nutreco will further strengthening its market positions in feed specialities and feed additives.

R&D Nutreco: basis for safe and sustainable feed solutions and higher feed efficiencies

Nutreco has a strong global research & development and sourcing organisation, which provides the foundation for innovation, new product development and unique feed solutions to add value to our customer's business. We focus our attention on the production of reliable, safe and healthy animal nutrition and fish feed derived from sustainable raw materials and unique ingredients. We will continue to invest in people so that we will have the best talents at our disposal who can offer solutions to the challenges ahead of us.

Agenda 2009

In 2009 Nutreco will:

- Strengthen market positions in feed specialities and additives through organic growth and acquisitions
- Strengthen R&D and add new products to the pipeline through more focus on innovation
- Sharpen working capital management and reduce costs
- Maintain a healthy capital structure to support future growth

Outlook

Although the economic environment continues to deteriorate, we believe that Nutreco is well placed to respond to the effects of the global financial downturn. Nutreco has a strong balance sheet and we have repositioned our business in recent years. Our spread of activities and strategic direction provide stability in these challenging times. Nutreco stays fully committed to strengthen its animal nutrition and fish feed business by organic growth and acquisitions. We have sharpened our focus on our future direction, with an emphasis on innovative speciality products and feed additives.

Doubling our 2006 EBITA to EUR 230 million remains the primary medium-term financial target. Due to the uncertainties in the global economy we are prudent in the usage of our financial room. This could temporarily slow down our speed in acquiring new companies. There are also more uncertainties related to organic growth, e.g. the temporarily lower demand for fish feed in Chile. Given the current circumstances we have extended the timeframe for reaching the EBITA target of EUR 230 million to 2010-2012.

Nutreco ambitions and strategic objectives

Customers:
value-enhancing solutions for today and tomorrow

Ambitions

To offer our customers nutrition and health solutions for their animals, through a range of products and programmes, geared towards achieving optimum business results.

Strategic objectives

- To supply safe products based on Nutrace.
- To offer innovative technology through products and programmes.
- To leverage global purchasing power and nutritional knowledge to create value for customers.
- To conduct our business in an environmentally sustainable manner.
- To enter into long-term sales agreements with customers which enable Nutreco to make an efficient planning for the sourcing of raw materials and the use of production capacity.

Actions during 2008

- Expanding the reach of Nutrace and Nutreco Procurement through recent acquisitions.
- Accelerating the implementation of new insights in nutritional values in by-products to use them more effectively in feed.
- Demonstrating the effectiveness of feed additives to stimulate the immune systems of animal and fish.
- Nutreco announced that salmon farmed with Skretting feed had yielded more fish protein than was used in the feed.

Employees:
attracting, developing and maintaining employees

Ambitions

To provide a safe and stimulating work environment fostering employees' engagement and allowing all employees to develop and attain their full potential.

Strategic objectives

- To extend development opportunities to all employees through training and career opportunities.
- To further develop our remuneration policy, setting the company up for success in our quest for talent in all countries, markets and areas of expertise.
- To develop a strong and appealing local and corporate identity that will attract and retain talented employees.

Actions during 2008

- The global HR Leadership Team continued to share best practices and to work together on projects such as P@CT (People & Career Tool) and e-recruitment.
- The P@CT tool was developed and implemented in all business groups enabling a more robust and consistent performance management and management development process.
- New learning and development programmes were designed at corporate and business group levels. 'Expanding Horizons' will focus on developing talent with an interest for international mobility.

Shareholders:
creating value by balancing risk and return

Ambitions

To improve the return on total invested capital and equity by means of growth of the operating result, both organic and through acquisitions, in combination with a strong cash flow and an efficient balance sheet.

Strategic objectives

- To create value for shareholders by holding leading positions in animal nutrition and fish feed in combination with an efficient capital and tax structure that leads to a return on capital employed before tax of at least 15%.
- An operating result (EBITA) as percentage of sales of 5%.
- A net debt/EBITDA ratio of less than 3.
- A net debt/equity ratio of ≈ 1.
- To pay out a dividend in the range of 35-45% of the result available to holders of ordinary shares.

Actions during 2008

- Nutreco focused on growth in the higher margin feed specialities, feed additives and fish feed business.
- Acquisitions in animal nutrition and fish feed further strengthened the business for a total consideration of approximately EUR 66 million.

Partners:

being a good partner
to all stakeholders

Ambitions

To achieve Nutreco's objectives by being a good partner to stakeholders such as customers, suppliers, universities and NGOs.

Strategic objectives

- To develop new products and concepts by partnering with customers, suppliers and scientific institutes which contribute to a more efficient performance of our customers business and help them to improve their profit and results regarding health, food safety and quality.
- To enter into long-term supply agreements with suppliers and customers which guarantee Nutreco's customers high-quality feed based on a sustainable use of natural resources.

Actions during 2008

- In October 2008 Nutreco organised the AquaVision conference in Stavanger, Norway, entitled 'Know the fundamentals, create your future'. It was attended by around 400 representatives of the aquaculture industry; scientists, retailers, investors, NGOs and the media from 26 countries.
- Nutreco agreed a two-year feed supply contract with Marine Harvest, the largest producer of farmed salmon in the world.
- Nutreco Procurement established strategic partnerships with suppliers.
- Improved market focus and intelligence led to significant purchasing value, by anticipating timely on market volatility.
- Nutreco prepared and started implementing various standardisation processes which lead to savings in raw material cost and/or cost of ownership.

Society:

focus on sustainable management
of natural resources

Ambitions

Nutreco will contribute to resolving the increasing problems of food security and climate change facing the world today.

Strategic objectives

- To continuously assess and work to improve Nutreco's role in society by increasing the positive contributions and reducing the impacts of its activities.
- To embed corporate social responsibility in the performance contracts of all Nutreco managers, making CSR an integral part of Nutreco business life.
- To focus on progress in the Nutreco CSR themes: sustainable management of natural resources, climate change, feed-to-food quality, Nutreco people and investment in the community.

Actions during 2008

- Nutreco was in round-table discussions on responsible sourcing of soya and palm oil. Fish feed business Skretting launched the Sustainable and Economic Aquafeeds programme.
- Nutreco participated in a multi-stakeholder scenario planning initiative to investigate possible changes in the balances between feed, food and fuel in 2050.
- The greenhouse gas significance of major raw materials of animal nutrition is being analysed.
- Nutreco came top in its sector in the Netherlands in the 2008 report on disclosure of climate change information.
- Nutreco animal feed company Nanta is one of the first companies worldwide to gain ISO 22000 Food Safety Management System certification.
- Nutreco España is one of only three companies in Spain to have the Social Accountability certification SA 8000.

Financial results

Strong increase in revenues mainly driven by higher raw material prices and acquisitions

Revenues to third parties by segment 'continuing operations'

(EUR million)	2008	2007	Change
Premix and speciality feed	1,069.4	749.2	42.7%
Compound feed Europe	1,219.7	1,031.8	18.2%
Animal nutrition Canada	398.0	167.5	137.6%
Animal nutrition	**2,687.1**	**1,948.5**	**37.9%**
Fish feed	**1,169.9**	**1,192.9**	**-1.9%**
Meat and other	**1,086.1**	**879.7**	**23.5%**
Revenues 'continuing operations'	**4,943.1**	**4,021.1**	**22.9%**

Revenue from Nutreco's continuing operations amounted to EUR 4,943.1 million, an increase of EUR 922.0 million or 22.9% compared with 2007. Organic growth contributed 12.2% to the increase in revenues, of which 15.1% is related to higher sales prices mainly due to passing on higher raw material prices and -2.9% to lower sales volumes. Recent acquisitions contributed 12.7% to the increase in revenue. The foreign exchange translation effect of -2.0% mainly relates to the Canadian dollar and Norwegian krone.

Operating result (EBITA) increased mainly due to strong contribution animal nutrition

Operating result before amortisation (EBITA) and exceptional items by segment 'continuing operations'

(EUR million)	2008	2007	Change
Premix and speciality feed	84.1	38.7	117.3%
Compound feed Europe	29.4	37.9	-22.4%
Animal nutrition Canada	20.9	9.2	127.2%
Animal nutrition	**134.4**	**85.8**	**56.6%**
Fish feed	**67.7**	**71.0**	**-4.6%**
Meat and other	**-0.4**	**22.3**	**-101.8%**
Corporate	**-19.6**	**-20.3**	**-3.4%**
EBITA 'continuing operations' before exceptional items	**182.1**	**158.8**	**14.7%**
Exceptional items	**0.8**	**-3.6**	
EBITA 'continuing operations'	**182.9**	**155.2**	**17.8%**

The EBITA before exceptional items from continuing operations increased by 14.7% to EUR 182.1 million (2007: EUR 158.8 million), mainly due to a strong contribution of our animal nutrition business. The effect of higher charges related to provisions on trade receivables in some segments (EUR 16.3 million) was partly offset by a release in provisions due to the settlement of various claims (EUR 14.7 million).

Successful integration BASF acquisitions and excellent raw material positions

The premix and feed specialities business had a record performance in 2008 due to the successful integration of the BASF acquisitions, excellent raw material positions and organic growth in feed specialities. The EBITA increased by 117.3% to EUR 84.1 million (2007: EUR 38.7 million). Changing market dynamics have resulted in significantly higher pricing in the vitamin markets. Thanks to the Nutreco Sourcing and Procurement Initiative, Nutreco was able to benefit from this specific market situation in 2008.

The EBITA on the compound feed activities in Europe amounted to EUR 29.4 million, a 22.4% decrease compared with the exceptional strong result of EUR 37.9 million in 2007. This decline is due to tough market conditions in Spain and due to an unexpected and strong decline in raw material prices in the second half of the year. The latter resulted in a negative impact on contract positions of grain and soya of approximately EUR 5 million, which neutralised the positive impact in the first half year. The EBITA from animal nutrition Canada, which was acquired in July 2007, was EUR 20.9 million (2007: EUR 9.2 million), which is in line with our expectations at the time of the acquisition. The total EBITA from the animal nutrition activities was up 56.6% to EUR 134.4 million (2007: EUR 85.8 million).

The EBITA from fish feed was 4.6% lower at EUR 67.7 million compared with EUR 71.0 million in 2007. The results are impacted by a lower demand for fish feed in Chile; the volumes of farmed fish of our customers declined as a result of the health challenges. Fish feed for other farmed fish species performed well and the results were in line with the previous year.

The EBITA from meat and other activities was a loss of EUR 0.4 million compared with a profit of EUR 22.3 million in 2007. The main reasons for this decline are the high raw material prices which could not be fully passed on to our customers and a shift in consumer spending to cheaper products due to the economic crisis in Spain. The poultry hatchery and pharma egg business in Canada contributed to an operating profit above our expectations.

Total result for the period

(EUR million)	2008	2007	Change
EBITDA	**233.5**	**197.1**	**18.5%**
Depreciation	50.6	41.9	20.8%
EBITA	**182.9**	**155.2**	**17.8%**
Amortisation	10.8	6.2	
Operating result (EBIT) from continuing operations	**172.1**	**149.0**	**15.5%**
Financial income	6.3	12.2	
Financial expenses	-38.1	-21.9	
Foreign exchange result	0.6	-0.4	
Net financing costs	**-31.2**	**-10.1**	**208.9%**
Share in results of associates	2.1	0.8	
Result before tax from continuing operations	**143.0**	**139.7**	**2.4%**
Income tax expense	-37.2	-26.4	
Result after tax from continuing operations	**105.8**	**113.3**	**-6.6%**
Result after tax from discontinued operations	11.1	3.8	
Gain on sale of discontinued operations, net of tax	-	3.6	
Result after tax from discontinued operations	**11.1**	**7.4**	**50.0%**
Total result for the period	**116.9**	**120.7**	**-3.1%**
Attributable to:			
Equity holders of Nutreco	114.8	118.6	
Minority interest	2.1	2.1	
Total result for the period	**116.9**	**120.7**	-3.1%

Net financing costs increased due to higher average net debt

Net financing costs from continuing operations amounted to EUR 31.2 million (2007: EUR 10.1 million). The increase relates to the higher average debt position in 2008 compared with 2007 as a result of acquisitions, a higher net working capital, the capital remittance in August 2007 (EUR 171.2 million) and the share buyback in the first half year of 2008 (EUR 33.1 million).

The financial income decreased to EUR 6.3 million (2007: EUR 12.2 million), mainly due to lower cash deposits. Financial expenses increased to EUR 38.1 million (2007: EUR 21.9 million), mainly as a consequence of increased interest-bearing debt. Financial expenses include the dividend of EUR 4.0 million (2007: EUR 4.5 million) on the cumulative preference shares. The foreign exchange result amounted to EUR 0.6 million (2007: EUR -0.4 million).

Income tax expense increased

The income tax expense on continuing operations increased from EUR 26.4 million to EUR 37.2 million. The effective tax rate in 2008 was 26.0% for continuing operations (2007: 18.9%). The tax rate is based on the geographical spread of profit. The tax rate in 2007 was low because of the tax effects due to divestments.

Result for the period decreased

The result after tax from continuing operations decreased from EUR 113.3 million to EUR 105.8 million. Basic earnings per share for continuing operations were 6.8% lower at EUR 3.02 (2007: EUR 3.24). The result for the period attributable to equity holders of Nutreco was EUR 114.8 million (2007: EUR 118.6 million). The basic earnings per ordinary share were EUR 3.34 (2007: EUR 3.46).

Result after tax from discontinued operations

The result after tax from discontinued operations was EUR 11.1 million (2007: EUR 7.4 million) and relates to discontinued operations in previous years.

Cash flow and investments

The net cash from operating activities amounted to EUR 98.0 million (2007: EUR 139.9 million). Investments in property, plant and equipment amounted to EUR 86.2 million as compared to EUR 77.0 million in 2007.

During 2008 Nutreco invested for a total amount of EUR 90.2 million (2007: EUR 80.2 million) in property, plant and equipment and intangible assets. In addition to investments enabling growth in new markets, Nutreco has also invested in projects to improve efficiency in production lines and packaging processes. Furthermore, Nutreco invested in the quality level of its asset base by upgrading and replacement projects.

Strong cash position and capital structure

The net debt position on 31 December 2008 was EUR 367.1 million (31 December 2007: EUR 289.9 million). The total equity of Nutreco on 31 December 2008 was EUR 665.5 million (31 December 2007: EUR 651.2 million). Regarding its capital structure Nutreco maintains a prudent financial policy and uses internal criteria that are well within the criteria related to financing.

Dividend in line with policy of 45% payout

A dividend of EUR 1.43 (2007: EUR 1.64) is proposed, representing a payout ratio of 45% of the total profit for the year, excluding impairment and book gains and losses on disposals, which is in line with Nutreco's policy of a maximum payout ratio of 45% which was adopted by the AGM in 2006. In 2008 Nutreco already distributed an interim dividend of EUR 0.40. The final dividend of EUR 1.03 will be payable in cash or shares at the shareholder's option. The value of the stock dividend will be virtually identical to the cash dividend. The ex-dividend date will be 23 April 2009. The conversion ratio will be determined on 8 May 2009 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the company of their preference, namely 6, 7 and 8 May 2009. Both the cash and stock dividends will be placed at the shareholder's disposal on 14 May 2009.

Research and development

Crucial link in value chain for high-quality protein foods

As an animal nutrition and fish feed company, Nutreco is a crucial link in the value chain for high-quality protein foods. On the one side it purchases feed-grade raw materials from agriculture, by-products from the food and biofuel industries, and key ingredients such as vitamins and minerals from specialist producers. On the other side it provides carefully balanced formulations of compound feeds and precise combinations of feed ingredients for the production of animal and fish protein.

Enhancing the nutritional value of feed and advancing feed production technology in a sustainable way

Nutreco products carry and deliver nutritional value and have a direct effect on the efficiency of food production. Innovations and incremental advances at Nutreco's position in the value chain therefore play a significant role in raising that efficiency. Eight Nutreco R&D centres employ around 150 highly qualified people from all continents. The R&D activities are broadly directed to assessing raw materials, enhancing and balancing the nutritional value of feed in line with the needs of the animals and fish, and to advancing feed production technology. Animal welfare and sustainability of raw materials are constant considerations. In addition, attention is given to minimising unwanted outputs into the environment, for example greenhouse gases, heavy metals, nitrates and phosphates.

Nutreco research facilities bridge the worlds of science, agriculture, aquaculture and food

Nutreco research is conducted at eight centres: in Canada, the Netherlands and Spain. These centres focus on the nutrition and husbandry of pigs, poultry, rabbits, ruminants, calves, food and feed ingredients. Laboratories in Canada, the Netherlands and Spain support this research. Nutreco research activities relating to fish feed are led from a research centre in Norway, supported by a laboratory, a feed technology plant and fish feed trials stations nearby and in Italy. Research is conducted on salmon and trout feed, and on feed for marine species such as sea bream, sea bass, yellowtail, turbot and species newer in aquaculture such as cod and tuna.

The R&D activities of Nutreco provide a valuable bridge between the worlds of science, agriculture, aquaculture and food. Activities encompass a broad range of scientific disciplines, with specialists such as nutritionists, veterinarians, animal physiologists, microbiologists and technological engineers.

Information exchange

In 2008 Nutreco established the Nutreco R&D platform to facilitate greater exchange of knowledge and sharing of resources, and to coordinate activities between all research centres in the company.

Close liaison between the research centres and the Nutreco businesses helps to ensure a regular exchange of ideas and knowledge. Additionally, designated people in the research centres and the Nutreco businesses maintain a two-way flow of information to ensure that the needs and constraints of



Nutreco customers and market requirements are kept in focus as the basis of the R&D activities.

Nutreco R&D centres complement their research through links and contracted research with academic and independent centres of scientific excellence in Europe, the Americas and Asia-Pacific. The Nutreco researchers frequently participate in conferences worldwide, presenting research results, as well as publishing results in international scientific journals. Nutreco R&D strives for scientific validity and commercial applicability. This strategy has earned Nutreco R&D a global reputation.

Research and development in 2008

This section provides an insight into some of the research projects that were being conducted in Nutreco R&D centres in 2008. Nutreco R&D for animals and food focuses on three key areas:

- Feedstuffs, feed evaluation/feed technology
- Nutrition for young animals & transition periods
- Feed-to-food quality concepts

Nutreco research programmes focused on fish are divided in three key areas:

- Speciality feeds, including health diets
- Fish feed formulation and quality
- New and optimised production technology

In combination, these focus areas serve the purpose of increasing the sustainability of agriculture and aquaculture through making the most efficient use of all available raw materials to provide high-quality nutrition for human consumption. In 2008 expenditure on research & development was EUR 17.1 million.

Nutreco R&D for animals and food

Assessing raw material options

Nutreco R&D teams assess the nutritional values of by-products from new technologies and the changing values of by-products as a result of technology developments. Improvements in processing raw materials for food and fuel mean more nutrition and energy is extracted for the primary use and less remains in the by-product. The knowledge is enabling formulators to use them more effectively in feed.

Feed additives such as enzymes, antioxidants and other functional ingredients can increase the value of by-products, and of other raw materials, for example by improving their digestibility or raising the availability of specific components. Greater feed efficiency leads to better animal health and performance and reduces demands and impacts on the environment from producing the food.

Demonstrating the effectiveness of feed additives

Trials at the R&D centres in 2008 generated objective data to quantify the improved performance of animals where novel feed additives enhance nutritional uptake and promote more robust health. Examples include Fibosel, TNIbetain, Optimins and Selko organic acids produced and marketed by Trouw Nutrition International.

Fibosel-activated beta-glucans stimulate the immune systems of animals, helping to minimise the effects of diseases and the impacts of disease outbreaks. TNIbetain is effective as an osmoregulator, stabilising cellular metabolism in stressful situations, for example alleviating heat stress in broiler chickens. Optimins are chelated minerals that improve the availability of minerals in the diet for the animals. Selko organic acids preserve raw materials and animal feed in a natural way, helping to optimise stomach and intestinal flora and discourage the presence of pathogenic micro-organisms.



Nutreco R&D for fish and fish feed

The Skretting Aquaculture Research Centre (ARC) continued its long-term research programme exploring raw material alternatives to fishmeal and fish oil.

Skretting ARC increases the formulation options available to the fish feed companies and helps extend the use of sustainably available fishmeal.

Fish protein positive salmon in Europe

At the end of September 2008, Skretting announced that farmed salmon had yielded more fish protein than was used in the feed they consumed. The results came from the Centre for Aquaculture Competence (CAC) in Norway, established by Skretting, Marine Harvest and the AKVA Group.

New diets for sea bass and sea bream based on replacing fishmeal by vegetable raw materials

Skretting introduced Futura diets for Mediterranean sea bass and sea bream following research completed in 2008. There are separate diets for the two species, normally reared on a common diet. The research programme, led by Skretting ARC, ran in cooperation with five universities and research institutes in Italy and Spain. It generated new information on nutrient requirements, both for energy and as digestible protein, and on supplementing fishmeal with vegetable raw materials.

React PD feed helps fish combat disease

Results from fish feed trials demonstrated the effectiveness of the 'Active Nutrition' feed React PD in counteracting the effects of pancreas disease (PD) in Atlantic salmon by nutritional means. In trials React PD reduced mortality by 90%, from 10% to 1%, and reduced by a third the proportion of surviving fish showing organ damage.

The PD virus has become a serious problem for salmon farmers in Norway. In 2007 Skretting introduced the first version of React PD. The results of the 2008 trials enabled Skretting to further refine React PD, leading to the launch of a new React PD2 in Norway in July 2008.

Tuna and abalone diets

Feed blocks for tuna developed and patented by Skretting ARC have the potential to improve significantly the sustainability of tuna farming. Commercial trials will take place in several countries in 2009. Work continues to increase production capacity and fine-tune the product and production process to suit different local requirements. ARC is also participating in the three-year EU-supported SELFDOTT project for domestication of bluefin tuna in the Mediterranean, supplying feed blocks and other special feed to the project partners.

Trials performed in 2008 at ARC showed that important physical product properties of the current abalone feed can be significantly improved by a modified process technology. Trials in 2009 will start to implement these results at full scale. Success should help abalone farmers enhance performance.

Nutreco Quality Affairs

The Nutreco Quality Affairs department is responsible for facilitating the development and coordinating the Nutrace® feed-to-food quality strategy throughout Nutreco. The process was intensified and accelerated in 2008 by the activities of the Nutrace Platform, which brings together feed quality and safety managers from all Nutreco businesses. One of the main initiatives is a shared database with information on all ingredients and suppliers together with risk assessments and management information.

The department monitors upcoming legislation and regulations applying to the activities of Nutreco companies, supports the registration of new and existing feed additives, checks for existing patents relevant to research developments in Nutreco and manages the protection of Nutreco intellectual property.

In 2008, the department coordinated a harmonisation programme among the European agriculture R&D centres of Nutreco. The process brought the centres in line with the requirements for quality management certification under ISO 9001. Following external audits in the Netherlands in December 2008 and in Spain in January 2009, the centres qualified for certification, as did the Quality Affairs department itself. Skretting Aquaculture Research Centre was already ISO 9001 certified.

Research centres

Nutreco Canada Agresearch
Nutreco Canada has a dedicated multi-species R&D centre of 325 hectares. The centre has separate units for broiler and layer poultry, turkeys, pigs and dairy. Based in Ontario, it is Canada's largest corporate animal R&D facility and one of the largest in North America.

Calf Research Centre
The Calf Research Centre in the Netherlands has 500 veal and rearing calves. Milk replacers to give the animals a strong start in life are the main focus for research.

Ruminant Research Centre
The Ruminant Research Centre has a resident herd of 140 dairy cows. The centre, located in the Netherlands, features expertise in farm management as well as the nutrition of dairy and beef cattle and sheep.

Poultry and Rabbit Research Centre
The Poultry and Rabbit Research Centre in Spain conducts research on broiler breeders, broilers, layers and rabbits. It has a special unit for physiological and digestibility studies. Investments in 2008 extended the capacity of the centre so that larger numbers of animals can be used per trial and more trials can be run simultaneously.

Swine Research Centre
The Swine Research Centre in the Netherlands has a resident herd of sows, piglets and growing pigs. There is a special unit for physiological and digestibility studies.

Ingredient Research Centre
In 2008 Nutreco founded the Ingredient Research Centre in the Netherlands. It is scheduled to be fully operational early in 2009. The centre assesses the value for animal feeds of newly identified potential micro- and macro-



ingredients. Additionally, at the Research Feed Plant, the centre focuses on feed production technology.

Food Research Centre

The Food Research Centre in Spain is active in developing poultry meat processing technology, new product development and innovative packaging.

Skretting Aquaculture Research Centre

The Skretting Aquaculture Research Centre (ARC) in Norway is responsible for the core research activities for Nutreco's fish feed company Skretting. Research is conducted at the centre and in cooperation with universities and research centres around the world.

The ARC has its own laboratory for analysis of raw materials and finished feed and of fish. A pilot-scale Feed Technology Plant facilitates the optimisation of production equipment and processes. The plant is further used for experimentation with new production methods and potential ingredients. It also produces sample batches of experimental diets for trials.

Experimental diets are assessed through trials at the ARC Fish Trials Station. The station was substantially upgraded in 2008. One of the main changes was to make all the trial facilities land-based. Land-based tanks offer greater ability to monitor and control conditions such as temperature and eliminate external threats such as attack by seals or infection by sea lice. The station is used for growth and digestibility trials in fish in fresh and salt water, from fry to adult fish. Diets for freshwater trout are assessed at the Mozzecane trial station in northern Italy. This facility allows for the testing of all trout feed developments.

Nutreco business segments

Nutreco's activities can be divided into three business segments:

1. Animal nutrition

2. Fish feed

3. Meat & other

The animal nutrition segment subdivides into:

1. **Premix and feed specialities** are the activities of Trouw Nutrition International, which holds a strong position in the world market for premix and innovative speciality feed products such as feed additives, young animal feeds and animal health products.
2. **Compound feed Europe** comprises the compound feed businesses from the Hendrix companies in the Netherlands, Belgium and Germany and from Nanta and Agrovic in Spain and Portugal.
3. **Animal nutrition Canada** is the animal nutrition business in Canada and the USA, formerly owned by Maple Leaf Foods.

The table below outlines Nutreco's basic activities and presence in 2008:

	Animal nutrition				
	Premix & feed specialities	Compound feed Europe	Animal nutrition Canada	Fish feed	Meat & other
Sales 2008 EUR million	1,069	1,220	398	1,170	1,086
Active in	Markets worldwide	Benelux, Germany, Spain	Canada and North America	Markets worldwide	Spain
Market position	Global no. 2 position in premix with a 12% market share	Netherlands 14%, Spain 10%	Canada 23%	Salmon feed 35%	27%
Customers	Complete feed producers, home-mixers, distributors	Livestock farmers	Livestock farmers	Fish farming companies	Retail, wholesale, food industry, food service
Nutreco brands	Trouw Nutrition, Selko, Sloten, Greenline™	Hendrix, Agrovic, Nanta	Shur-Gain and Landmark	Skretting	Cuk, Frichef de Sada

Operational developments
Animal nutrition

Key figures (EUR x million)	**2008**	**2007**	**Change**
Revenue (third parties)	2,687.1	1,948.5	37.9%
EBITDA*	158.6	105.9	49.8%
EBITA*	134.4	85.8	56.6%
Operating margin (EBITA*/revenue)	5.0%	4.4%	
Operating result (EBIT*)	125.1	80.7	55.0%

** Before exceptional items*

Industry characteristics

In 2008 the worldwide production of the animal nutrition industry totalled 700.1 million tonnes, up 2.9% compared to the total volume in 2007. The global output of animal nutrition has grown nearly 18% in the last ten years. With a production of about 8.9 million tonnes and a market share of about 1.3%, Nutreco ranks the top 3 of the global animal nutrition industry in revenues. The world top ten animal feed producers have a total market share of 15%, which illustrates that the animal nutrition market is still fragmented.

Global animal feed production development


mio MT
750
600
450
300
150
0
98
99
00
01
02
03
04
05
06
07
08E

Profile

Nutreco produces a broad range of innovative nutritional products serving the needs of poultry, pigs, ruminants and other animals. This range of animal nutrition products is categorised in two types of feeds:

1. **Premix and feed specialities**
   A premix is a blend of two or more feed additives. There are feed additives for different purposes like nutritional (vitamins, minerals, etc), technological (emulsifiers, antioxidants, etc), sensory (flavours and colourants) or zootechnical (digestibility enhancers). Feed specialities are low-volume, high-precision and high-value products. They include special feeds for transitional phases such as gestation and weaning, feeds to complement home-grown cereals, farm minerals, feed ingredients and animal health products.

2. **Compound feed**
   Compound feeds are complete, industrially blended feeds which fully match the nutritional values of a specific farmed animal. They consist of macro-ingredients such as grains and soy and micro-ingredients such as premixes, vitamins and minerals. Other ingredients include natural health components, organic acids, aromatic substances and pigments.

Operating developments 2008

Revenue development animal nutrition
(EUR x million)


3,000
1,500
0
2,687
2006
2007
2008

EBITA development animal nutrition
(EUR x million)


150
120
90
60
30
0
134
2006
2007
2008

Total revenues in animal nutrition were up EUR 738.6 million (37.9%) compared with 2007. Organic growth contributed 17.6% to the increase in revenues, of which 19.9% is related to higher sales prices mainly related to passing on higher raw material prices and -2.3% to lower sales volumes. The recent acquisitions in animal nutrition contributed 21.8% to the increase in revenues. The foreign currency effect was -1.5%.

Operational developments: animal nutrition

Premix and feed specialities

Key figures (EUR x million)	2008	2007	Change
Revenue (third parties)	1,069.4	749.2	42.7%
EBITDA*	92.9	47.2	96.8%
EBITA*	84.1	38.7	117.3%
Operating margin (EBITA*/revenue)	7.9%	5.2%	
Operating result (EBIT*)	81.2	37.2	118.3%

** Before exceptional items*



Industry characteristics

The global premix industry has four global players: DSM, Nutreco, Provimi and Evialis. Together these manufacturers have a global market share of around 50%. The rest of the market is in the hands of multiple regional premix producers. The production of vitamins, minerals and amino acids is a consolidated market. Main suppliers are DSM, BASF, Evonik and Adisseo. The markets for young animal feed, innovative feed additives such as pro- and prebiotics and the nutritional animal health products are still very fragmented.



Profile

Nutreco's premixes and feed specialities products are made by its subsidiary Trouw Nutrition International (TNI). With its different brands this subsidiary holds a global number two position in the market for premix and local leading positions in innovative feed speciality products. These products meet the needs of feed compounders, integrators, distributors and home-mixers. Supported by a comprehensive distribution network, Trouw Nutrition International supplies markets across Europe, the Americas and Asia.

The core business of the global premix and feed speciality industry lies within animal science, as successful formulation of these low-volume ingredients products requires high-level expertise, knowledge and technology. Trouw Nutrition International works in close liaison with the Nutreco-owned research centres on the development of new innovative premix and speciality products.

Production

Trouw Nutrition International has 15 production facilities in Europe and six plants in the USA and Mexico. Furthermore, Trouw Nutrition International has production facilities in China, Brazil, Indonesia, Guatemala and Turkey, a 50% joint venture in Venezuela and a 33% interest in an Egyptian premix factory. Trouw Nutrition International has a total annual production of about 1.5 million tonnes.

Strategy

Nutreco's premix and feed speciality strategy is aimed at increasing market share in feed specialities markets. Major growth markets are Central Europe, Latin America and Asia. The growth strategy focuses on capturing leading market positions in countries where Nutreco is active. The Western European market is stable. Cost control, logistics, efficiency and innovations are the key drivers in existing markets.

Operational developments 2008


Revenue development premix and speciality feed
(EUR x million)
1,200
800
400
0
552
749
1,069
2006
2007
2008
EBITA development premix and speciality feed
(EUR x million)
100
50
0
28
39
84
2006
2007
2008

In 2008 the premix and feed specialities business reported a 42.7% increase in revenue compared with 2007. Acquisitions accounted for 22.1% of this increase, higher prices contributed 19.6% and volume growth added 3.5%. There was a -2.5% foreign exchange effect. The acquisition of the BASF premix businesses, acquired in 2007, was the most important contributor to the growth in revenues from acquisitions. The increase in EBITA was 117.3% to EUR 84.1 million due to a successful integration of the business acquired from BASF, excellent raw material positions, organic growth in feed specialities and restructuring of some activities. Changing dynamics related to environmental and quality reasons, especially in China, have resulted in significantly higher pricing in the vitamin markets. Thanks to the Nutreco Sourcing and Procurement Initiative Nutreco was able to benefit from this market situation.

Operational developments: animal nutrition
Compound feed Europe

Key figures (EUR x million)	2008	2007	Change
Revenue (third parties)	1,219.7	1,031.8	18.2%
EBITDA*	39.9	47.2	-15.5%
EBITA*	29.4	37.9	-22.4%
Operating margin (EBITA*/revenue)	2.4%	3.7%	
Operating result (EBIT*)	27.8	37.0	-24.9%

** Before exceptional items*



HENDRIX UTD
HENDRIX UTD
0441

Industry characteristics

The global animal feed industry is a fragmented industry; compound feed producers often operate on a national or regional scale. The concentration of compound feed markets is therefore low. Critical activities within the compound feed industry are sourcing, formulating and milling and supply chain management. The competitive advantage of feed manufacturers compared to home-made animal feed produced by farmers lies in global sourcing in combination with knowledge related to the substitution of energy and protein sources.

The Dutch compound feed market is fairly concentrated; six out of approximately 120 players players produce 65% of the total market. The Dutch and German compound feed market has strongly positioned cooperatives while the Belgian industry is mainly in the hands of private companies. Nutreco's Hendrix has a leading position in the Benelux with a market share of about 12%. Main competitors are Aveve, Cehave, De Heus and For Farmers.

The Iberian compound feed industry is fragmented; ten out of approximately 900 players account for about 35% of the total volume. The Iberian market is a multi-species market with a great importance in the pig and poultry markets. Nanta is a market leader in Spain with an overall market share of 10%. Main competitors are Vall Co., Guissona, Nuter and Coren.

Profile

Nutreco delivers a broad range of high-quality products and feed solutions primarily for poultry, pig and ruminants, but also for horses, rabbits, goats, sheep and other farmed species. As an integral part of every supplied product, Nutreco offers the farmer total farm management advice. This enables farmers to improve their business process, resulting in improved profitability with a strong focus on quality, efficiency and reduction of the environmental impact. Thanks to the quality of its products and feed concepts, Nutreco has succeeded in positioning itself at the high-end market.

Production

Nutreco compound feeds in Europe are made by the Hendrix companies in the Netherlands, Belgium and Germany, and by Nanta and Agrovic in Spain and Portugal. A network of production sites, sales offices and dealers provides a strong presence in these markets. Hendrix operates ten compound feed plants with an annual production volume of about 2.4 million tonnes. Nanta operates 16 compound feed plants with an annual production volume of about 2.7 million tonnes, which includes the production to supply the broilers and pigs farmed in Nutreco's meat business in Spain.

Strategy

Responding to the ongoing industry consolidation and increasing farm size, Nutreco adds value for farmers


NANTA
NANTA

by high-quality feed products completed with a result-oriented service portfolio. In this, the nutritional expertise gained during animal feed product research and development is able to optimise individual farm outputs.

Operational developments 2008

Revenue development compound feed
(EUR x million)


1,500
1,000
500
0
771
1,032
1,220
2006
2007
2008

EBITA development compound feed
(EUR x million)


40
20
0
25
38
29
2006
2007
2008

In 2008 compound feed revenue was EUR 187.9 million higher than in 2007 (18.2%), of which increased selling prices accounted for 19.5%, mainly due to passing on raw material costs, and acquisitions contributed 3.9%. Volumes decreased by 5.2% due to a lower livestock population in Spain. In the Netherlands Hendrix improved its market position with slightly higher volumes.

The EBITA declined by 22.4% to EUR 29.4 million compared with EUR 37.9 million in 2007. This decrease is due to the market conditions in Spain and due to a strong decline in raw material prices in the second half year. Nutreco benefited in the second half of 2007 and the first half of 2008 from favourable raw material positions in a market with increasing prices. In the second half of 2008 there was an unexpected and strong decline in raw material prices, which resulted in a reverse impact versus the first half year of 2008 of approximately EUR 5 million.

Operational developments: animal nutrition
Animal nutrition Canada

Key figures (EUR x million)	**2008**	**2007**	**Change**
Revenue (third parties)	398.0	167.5	137.6%
EBITDA*	25.8	11.5	124.3%
EBITA*	20.9	9.2	127.2%
Operating margin (EBITA*/revenue)	5.3%	5.5%	
Operating result (EBIT*)	16.1	6.5	147.7%

The financial figures of Nutreco Canada are consolidated from 20 July 2007, the date of the acquisition. Part of the activities, the hatcheries and pharma egg business, are reported under 'Meat and other activities'.

** Before exceptional items*

Industry characteristics

The Canadian feed market is fragmented, with multiple regional feed producers where limited consolidation has taken place in the past years. Poultry and dairy production is supply-managed by quotas in Canada, resulting in a relatively stable feed demand. Swine and beef production is not controlled by quotas.

The North American animal feed industry is the largest in the world. Canada, the US and Mexico account for 28.5% of the total animal feed production in the world. The Canadian animal feed industry is estimated at about 20.5 million tonnes in compound feed equivalents (CFE) in 2008, representing about 3% of the global animal feed industry. The Canadian animal feed market is mainly supplied by regional feed producers; larger players are Ridley, Cargill and Viterra. Nutreco animal nutrition Canada has a total market share of about 23%.

Profile

In 2007 Nutreco acquired the Canadian animal nutrition business from Maple Leaf Foods Inc. The business is well known by its Shur-Gain and Landmark Feeds brands. It is a leading company in animal nutrition technology and offers a wide range of products. Shur-Gain operates in the Central and Eastern regions of Canada and in New York State, USA. Landmark Feeds operates in the Western region of Canada. Both Shur-Gain and Landmark Feeds are long established brands: Shur-Gain dates from 1937 and Landmark Feeds from 1954.

The animal nutrition products of Nutreco in Canada include base premixes, protein premixes, concentrates and compound feed, feed specialities and animal health products. Nutreco Canada produces pet food for both private labels for the grocery market and branded products. In New York State (USA) the business is focused on feed for dairy cows.



Production

Customers in Canada are served from the 15 animal feed manufacturing facilities for swine, beef, dairy and poultry with an annual production of about 1.2 million tonnes or 4.6 million tonnes in CFE. Shur-Gain is supported by an extensive dealer network in both Ontario and Quebec. Nutreco Canada has a dedicated pet food plant producing private label and branded products in St. Marys, Ontario. In Strykersville, NY, USA, there is a plant producing Shur-Gain feed for the dairy business in this region.

Strategy

Nutreco's leading position in Canada supported by strong brands provide the company with an excellent foundation on which to build its presence further in North America. Shur-Gain and Landmark Feeds have high standards in products and business performance. Synergies are found in the joint purchase with other Nutreco companies of raw materials, the sale of complementary products and the sharing of R&D knowledge, to benefit Nutreco on both sides of the ocean.

Operational developments 2008

Revenue development animal nutrition Canada
(EUR x million)



400
200
0
168
398
2007
2008

EBITA development animal nutrition Canada
(EUR x million)



20
10
0
9
21
2007
2008

The revenue in 2008 of animal nutrition Canada was EUR 398.0 million compared with EUR 167.5 million in 2007 (+137.6%). Higher prices contributed 23.9% to the increase in revenue. Volumes were 11.3% lower and the foreign exchange effect was -6.1%. The EBITA of animal nutrition Canada increased by 127.2% to EUR 20.9 million (2007: EUR 9.2 million). The poultry and dairy feed businesses reported good results in 2008, which compensated the lower results in swine and cattle feed.

Operational developments
Fish feed

Key figures (EUR x million)	**2008**	**2007**	**Change**
Revenue (third parties)	1,169.9	1,192.9	-1.9%
EBITDA*	83.7	85.3	-2.0%
EBITA*	67.7	71.0	-4.6%
Operating margin (EBITA*/revenue)	5.8%	6.0%	
Operating result (EBIT*)	66.9	70.2	-4.7%

** Before exceptional items*

Industry characteristics

The global salmon feed industry is characterised by a small number of international players. The production of fish feed is a field with its own knowledge and R&D requirements. First because of the complexity of the extrusion process needed for fish feed production. Secondly due to the required knowledge on raw materials that is essential to anticipate on scarce raw materials like fishmeal and fish oil. The average annual growth in salmonid feed in 1998-2008 was more than 7%.

Fish farming has gone through rapid development during recent decades, in pace with higher growth of fish consumption compared to other animal-derived proteins. The principal markets for salmon and sea trout are Norway and Chile, where 80% of the global farmed salmon is harvested. Other principal countries for farmed salmon are Scotland, Canada, Australia and Ireland. The main production areas for other fish species are Europe and Asia. Market developments in fish farming closely affect the fish feed market.

Skretting is the number one feed supplier for all principal salmon farming markets with a global market share of about 35%. The top three salmon feed producers including

Global salmonid feed volume development


mio MT
3.0
2.5
2.0
1.5
1.0
0.5
0.0
08E

Skretting, Cermaq (EWOS) and Biomar account for approximately 90% of the total global salmon feed market volume.

Profile

Nutreco's subsidiary Skretting is the world leader in fish feed. It has business units on five continents producing fish feed for aquaculture in more than 25 countries.

Skretting produces and delivers high-quality feeds from hatching to harvest for more than 50 species of farmed fish. Skretting has a comprehensive range of diets available to suit all needs of the fish farmers. There are four types of fish feed products: feed for brood stock, juvenile feed, grower diets and special diets. All feeds have the underlying drive to deliver the lowest feed cost per kilogram produced fish of excellent quality. Global experience combined with a world-class aquaculture research centre positions Skretting as the world leader in fish feed.

Production

Nutreco's fish feed production is carried out by 18 production facilities located in Australia, Canada, Chile, France, Ireland, Italy, Japan, the USA, Norway, Spain and the UK. In addition, Skretting feeds are sold through sales offices located in the Czech Republic, the Faeroe Islands, Finland, Germany, Greece, Poland, Sweden, the Netherlands, Jakarta and Turkey.

Skretting has a total annual production of 1.3 million tonnes, of which about 75% is dedicated to salmon feed and sea trout. The other 25% represents trout and marine feeds for in particular fresh water trout, sea bream, sea bass, yellowtail, turbot, halibut, cod and eel.

Strategy

Nutreco's strategy in the fish feed segment is aimed at the continuation and growth of its position as market leader in fish feed within all regions and segments. Nutreco will be able to achieve this by qualitative unique product concepts that are driven by innovation, food safety and sustainability. To enable autonomous growth in the current turbulent market environment, Nutreco's management will focus on cost optimisation and the improvement of logistic processes.

In May 2008 Nutreco continued its strategic partnership as preferred supplier with Marine Harvest, the largest producer of farmed salmon in the world. The new agreement on a two-year salmon feed supply contract involves the supply of approximately 70% of the total requirements of Marine Harvest until May 2010.


SKRETTING

Operational developments 2008

Revenue development fish feed
(EUR x million)


1,200
1,000
800
600
400
200
0
991
1,193
1,170
2006
2007
2008

EBITA development fish feed
(EUR x million)


80
60
40
20
0
68
71
68
2006
2007
2008

The revenue in fish feed decreased by 1.9% to EUR 1,169.9 million compared with 2007. This is due to a 9.6% lower volume and a -4.1% foreign exchange effect. Revenues increased by higher prices (9.7%), mainly due to passing on high raw material costs and by the contribution from acquisitions (2.1%). The decline in volume is mainly related to health challenges in the Chilean fish farming market. As a consequence of the ISA virus the industry had to downscale the farming operations. This had an impact in 2008 and it will also have an impact on our fish feed supply in 2009, which can partly be compensated by growth in Norway and in other regions. The EBITA decreased by 4.6% to EUR 67.7 million (2007: 71.0 million), mainly due to lower feed volumes. In Chile Skretting temporarily closed one of its three fish feed plants in September and optimised the two other plants to maximise the effective utilisation of the production capacity. Fish feed for farmed species other than salmon performed well. The acquisitions in Japan and the US in January 2008 contributed to the result. Furthermore, Nutreco benefited from the export of fish feed to Eastern Europe.

Operational developments
Meat and other activities

Key figures (EUR x million)	2008	2007	Change
Revenue (third parties)	1,086.1	879.7	23.5%
EBITDA*	8.5	29.5	-71.2%
EBITA*	-0.4	22.3	-101.8%
Operating margin (EBITA*/revenue)	0.0%	2.5%	
Operating result (EBIT*)	-1.8	21.8	-108.3%

From 20 July 2007 onwards the meat and other activities segment includes the poultry hatchery and pharma egg business in Canada, which was acquired from Maple Leaf Foods.

** Before exceptional items*

Industry characteristics

Nutreco's subsidiary Inga Food is a pig farming company in Spain selling over 725,000 pigs per year. These animals are raised by contracted farmers throughout Spain.
The broilers from Sada, the pigs from Inga Food and the broilers traded in the Benelux are supplied with feed from Nutreco's compound feed business.

In Canada Nutreco owns four poultry hatcheries and 50% of one joint venture producing 75 million day-old chicks in its Eastern Region. In Quebec one of the hatcheries is dedicated to the production of embryonated eggs for the pharmaceutical industry (Les Embryons Lanaudière).

The total Spanish fresh meat market is estimated at 1.7 million tonnes per year. The majority of the production is used for domestic demand and therefore the Spanish meat market is a relatively closed market. Poultry meat accounts for approximately 33% of the total meat production, pork for 29%, beef for 19%, sheep for 7% and other meat for 12%.

The Canadian poultry market is supply-managed and regulated by a quota system. It is a stable market and grows in relation to the domestic demand for poultry meat products. Input costs are passed through the system and are reflected in market prices.

With a market share of 27% Nutreco's subsidiary Sada is the number one poultry producer in Spain. Its main competitors are Vall, Doux, Coren, Uvesa and Avícola Navarra. These five producers have a joint market share of about 31%.

Nutreco's subsidiary Sada is focused on stepping up alignments with the major retailers. In this regard, fresh packed and value-added poultry products play an important role and offer the best possibility to reduce volatility of the results. Value addition is achieved through innovative and flexible product development and close collaboration with the customer. Sada will also strengthen the sales to the food service segment.

The Eastern Canadian hatchery businesses are closely linked with the sale of poultry feed products to producers in the region. This is unique in the Eastern Region of Canada due to the structure of the competitive forces in this market. Both feed and chicken inputs are sold to common producers at stable and favourable returns.



Profile

Nutreco's meat and other activities primarily relate to the production of broilers and the processing and sale of Sada poultry products in Spain. This segment also includes a pig trading activity in Spain, a poultry hatchery and pharma egg business in Canada and a broiler trading activity in the Benelux related to Nutreco's compound feed subsidiary Hendrix.

Production

Nutreco's subsidiary Sada is the Spanish market leader in chicken meat products and is well known in Spain for its brands Sada and Cuk. The majority of its products are sold to consumers through supermarkets and hypermarkets. Sada has ten processing facilities throughout Spain with a total annual production of about 150 million broilers. Almost 95% of the production relates to fresh products and about 5% to frozen products. More than 50% of the products are value-added products.

Operational developments 2008

Revenue development meat & other
(EUR x million)


1,200
1,000
800
600
400
200
0
718
880
1,086
2006
2007
2008

EBITA development meat & other
(EUR x million)


25
20
15
10
5
0
-5
15
22
-0,4
2006
2007
2008

In 2008 the revenue from the meat and other activities businesses was 23.5% higher due to higher prices (11.9%) and a volume increase of 5.2%. The acquisition impact of the poultry hatchery and pharma egg business in Canada and the Copaga activities in Spain was 6.7%.

The EBITA declined from EUR 22.3 million to EUR -0.4 million. The Spanish economy worsened further during the year, which had an impact on consumer spending. Under these circumstances there was no full compensation possible for the more than 25% higher feed prices. Also, the pig business was affected by lower sales prices for meat and higher feed prices.

The poultry sector in Canada performed well in 2008, with 1% volume growth. Nutreco Canada reported favourable results which were above our expectations at the time of the acquisition.

Corporate Social Responsibility



Corporate Social Responsibility (CSR) is a well recognised characteristic of Nutreco. The company continuously assesses and works to improve its role in society by increasing the positive contributions and reducing the negative impacts of its activities.

Any company operating a CSR programme needs to stay aware of the current concerns of society and assess where they apply to the company's activities. In Nutreco, this is done in several ways, including stakeholder dialogues, and by monitoring of the media and the enquiries that come in from customers and other interested parties.

Stakeholder dialogues offer a proactive way of 'keeping a finger on the pulse'. One way of entering a dialogue is by joining an established group. The other is by setting up meetings with groups such as investors, the authorities and relevant non-governmental organisations (NGOs).

In 2008 Nutreco held a series of meetings with stakeholder groups. These included the Dutch association of sustainable investors, KPMG Sustainability, Wageningen University, the International Union for the Conservation of Nature and other NGOs concerned with wildlife and the environment.

The purpose was twofold. The first was to learn about their current concerns and perception of Nutreco. The second was to check that the CSR focus areas of Nutreco continue to be aligned with the concerns of society. The priorities were confirmed as:

- Sustainable management of natural resources
- Climate change
- Feed-to-food quality
- Nutreco people & investment in the community

Following the review, the decision was taken to promote the nature and value of CSR more prominently within Nutreco and to raise awareness of current activities that contribute to positive CSR.

Food security

In 2008 the world became more aware of the increasing problems of food security and climate change. Nutreco is positioned at the critical junction between raw material suppliers and the producers of meat and fish. Because of that, despite the current economic downturn, food security is a central concern.

In particular, R&D and innovation are seen to have key roles in continued progress. For example, innovative feed specialities and feed additives can boost animal health, make better use of raw materials and reduce the environmental impacts, both on land and in water. Nutreco's business is about more than animal performance.

That is why, in 2008, Nutreco supported and participated in an excellent example of a multi-stakeholder scenario planning initiative. Entitled '2025 – Fields for Food or Fuel?', the initiative brought together academics, NGOs, trade bodies, the European Commission, the FAO and the UN. Nutreco together with Bunge and Cosun were the only three companies to participate fully. For more information, see the Nutreco Corporate Social Responsibility Report or www.nutreco.com/corporate social responsibility.

Environmental impact from human activities is inevitable, notably the effects of climate change and loss of biodiversity. Because of the reputation of Nutreco, in 2008, CEO Wout Dekker was invited by the Dutch government to represent industry in a Task Force of ten specialists that advises the government on biodiversity.

Dialogues and round tables

Nutreco and its businesses organise and participate in several large-scale stakeholder dialogues and round-table initiatives.

Nutreco and Skretting coorganised the AquaVision multi-stakeholder aquaculture business conference in Stavanger, Norway, in September 2008. The conference in Stavanger attracted around 400 delegates from 26 countries on five continents to two days of discussions.

Alternating with AquaVision, Nutreco organises the biennial Agri Vision conference in Noordwijk aan Zee, the Netherlands, for top agri and food business executives. The 2009 conference is held on 16-18 June with the theme 'Shifting Horizons – Inspiration, Innovation and Impact in the feed-to-food chain'. The focus will be on the roles of technology and people in closing the appearing global gap



between the long-term growing demand for food and the volatile availability of resources.

Nutreco is active in the Round Table on Responsible Soy, the Dutch Soya Task Force and the Round Table on Sustainable Palm Oil. Nutreco is represented on the management board of the Round Table on Responsible Soy and helped initiate the Dutch Soya Task Force in which NGOs discussed directly with soya processors rather than industry representatives.

The Round Table on Sustainable Palm Oil has been operating for several years. Palm kernel meal, which is a by-product of oil extraction, is an established raw material in animal feeds. Recently, Nutreco has pioneered the use of palm oil itself in animal feeds. At that point, Nutreco applied to join the round table, to demonstrate its commitment. It has signed up to the criteria for



sustainable palm oil and the Code of Conduct developed by the round table. As a consequence, Nutreco informed its suppliers they must be members of the round table if they wish to supply palm oil to Nutreco.

Through Skretting, Nutreco is present in the WWF Salmon Aquaculture Dialogue and is a sponsor and participant in the Seafood Summits. Skretting is a member of the steering committee of the Salmon Aquaculture Dialogue organised by WWF USA and established in 2004. Other organisations and companies represented on the steering committee include environmental NGOs from Europe and the Americas, aquaculture companies and WWF.

The dialogue provides a meeting place where views and concerns can be exchanged in a constructive manner. Its final goal is to develop and implement verifiable environmental and social performance levels that measurably reduce or eliminate key impacts of salmon farming and that are acceptable to all stakeholders. Feed is one the seven key areas of impact that are being addressed.

In 2008 there were meetings in Barcelona in February and in Edinburgh in November. The main topics in Barcelona were escapes, siting of salmon farms and their impact on plants and animals on the seabed beneath them (benthic impact). In Edinburgh, the meeting confirmed the main guiding principles for addressing impacts and discussed ways of making them more robust. The principles include conserving natural habitats and local biodiversity, as well as protecting the health and genetic integrity of wild salmon.

The 2008 Seafood Summit was held in Barcelona, Spain, in January. It was the first time it had been organised outside the United States. It attracted 350 delegates representing 200 companies and organisations. Topics included global trends in seafood and sustainability, traceability and the impact of carbon dioxide on the seafood industry.

CSR: an Executive Board responsibility

The responsibility for CSR in Nutreco starts at the top, with the CEO and the Executive Board, who ensure CSR has a place on the Nutreco agenda. They are advised by a Corporate CSR Steering Committee which met for the first time in June 2008.

The steering committee is coordinated by the Corporate CSR Manager. One of the tasks is to facilitate the integration of CSR in the daily operations of Nutreco businesses.



Sustainable management of natural resources

Sourcing raw materials is a vital activity in Nutreco and the sustainability of these raw materials is a key concern. Nutreco companies buy a large number of raw materials in order to manufacture the many animal nutrition and fish feed products supplied to farmers and feed producers around the world. Raw materials vary from large-volume commodities such as feed-grade wheat or soya meal, to high-value nutrients such as vitamins. Nutreco also purchases raw materials that are by-products from food and drinks companies and, more recently, from the producers of biofuels.

Nutreco can directly affect the sustainability of some links in the supply chain of raw materials, for example in choosing which raw materials to purchase and how they are processed.

At other places along the chain, Nutreco, as a major customer, can exert influence on the way production and processing take place. For example, in January 2008 Skretting wrote to all its fishmeal and fish oil suppliers to specify the sustainability criteria it wants them to abide by. In other cases, Nutreco may be a relatively minor player but can act as an advocate, persuading and facilitating an industry-wide movement to drive sustainability improvements by agreeing to better standards, for example through the round tables and dialogues described above.

Climate change can be influenced by changes in raw materials and additives used in feed

In 2006 the Food and Agriculture Organization (FAO) of the United Nations prepared a report that estimated the production of greenhouse gases by activities associated with livestock farming. Called 'Livestock's Long Shadow', the report indicated that livestock farming activities are important contributors to the global production of greenhouse gases that contribute to the current period of climate change.

In 2008 Nutreco launched a special project to study these findings and their significance for Nutreco. Greenhouse gases are a natural part of the earth's atmosphere and help to keep the surface of the earth at a habitable temperature. Without them, the earth would be too cold for life to exist. The current problem is that there is too much and the excess comes from human activity.

The main greenhouse gases are water vapour, carbon dioxide (CO_2), methane, nitrous oxide, ozone and CFCs (chlorofluorocarbons). Agricultural activities can result in the production of three, namely CO_2, methane and nitrous oxide.

One of the objectives of the project is to identify those raw materials that contribute most in terms of greenhouse gases and to investigate how their impact can be modified to achieve the greatest climate benefit from our efforts. Energy efficiency in production plants is a topic of continuing attention in all Nutreco businesses. Additionally, through the activities of Nutreco Procurement, Nutreco companies are increasing coordination of road transport to reduce the number of 'empty kilometers'.

Feed-to-food quality

The nutritional value, taste and texture of food products such as meat, fish, dairy products and eggs are directly influenced by the nutrition of the animal concerned. As Nutreco is a major animal nutrition and fish feed company, it plays an important role in the value chains that supply consumers with safe and nutritious food.

Nutreco has a unique feed-to-food quality strategy called Nutrace, with standards and protocols that can be applied across all Nutreco businesses. The established standards are Certified Quality, Monitoring, Risk Management and Tracking & Tracing. As Nutrace is a dynamic strategy, it is continually improved and strengthened. In 2008 a fifth standard, Ingredient Assessment and Management, was developed.

Risk management of ingredients standardised and rolled out over all companies

In 2008 work began on harmonising the risk assessments of all feed ingredients used by Nutreco companies. Previously different businesses in Nutreco could have different views on the risk profile of one ingredient because they had information from different sources. When all information on an ingredient is shared, the companies can agree on one risk profile and related actions, such as the quality standards for suppliers and which analyses are necessary.

That leads to Nutreco-wide specifications for each ingredient, which benefits safety, quality and purchasing. Reducing the number of products bought by Nutreco and the number of suppliers reduces risk, gives better control of quality and makes purchasing more efficient.

The development of a Nutrace dashboard began in 2008. This will provide a way of expressing how well developed Nutrace is in any business. A series of indicators show the extent to which the Nutrace standards, such as Certified Quality, are implemented. The dashboard can be used to track the implementation of Nutrace in a business and for all Nutreco.

Nutreco people & investment in the community

This priority area includes people in Nutreco and those affected by the activities of Nutreco. Human resource activities are described elsewhere in this report. It is relevant, though, to report here on activities relating to health and safety at work.

Health and safety of employees has a high priority in Nutreco and forms a substantial part of the audits conducted by the Nutreco Health, Safety, Environment and Quality (HSEQ) team. The HSEQ team regularly inspects and audits all Nutreco production and processing sites, primarily to ensure that Nutreco standards are met.

When it comes to the safety of people, Nutreco does not compromise. Nutreco's HSEQ policy and health and safety principles are applied in all operations. Practical solutions for the potential risk may vary depending on the region in which the plant is located (see also Management of HSEQ, on page 62).

Bangladesh

Nutreco provides funding and know-how for an integrated agriculture project to raise living standards in the delta region of Bangladesh. In this region people possess very small plots of land, which generally do not produce enough food to feed the family. SLOPB (Stichting Landontwikkelings Project Bangladesh), a Dutch organisation, has developed a system to increase the productivity. A fish farming pond is located in the middle of the plot with a chicken hutch above it and vegetables are grown on the banks around it. In this way, families can produce their own high-value protein food and, in most cases, can also sell some to the market. Over 3,000 households will benefit from this project in the next five years. Nutreco supports the project with funding and with knowledge.

Further information and examples of projects relating to these topics can be found in the Nutreco Corporate Social Responsibility Report 2008.

Human resources

Talent Management, Managing Change and Cultural Transformation, Learning & Development and Managing Demographics are the main challenges for human resources in Nutreco. This requires an effective HR organisational model and a common information platform. The HR Leadership Team was installed in 2007, whereas in 2008 the information platform was implemented to further enhance Talent Management and Managing Demographics.

Talent management

Talent management includes assessing and managing employee performance and competency levels, mapping career aspirations and reviewing and developing talent and succession planning. In January 2008 the HR Leadership Team started the design and implementation of a global HR information system. This has resulted in the online People & Career Tool (P@CT). P@CT will help Nutreco to globally manage and monitor the performance of its employees and to identify talents and overall strengths and weaknesses across the workforce. It provides input for Nutreco employees on what is expected from them, showing the relationship between their contribution and the company's goals. The tool also enables employees to receive performance feedback and provide input on their own performance evaluation and further development goals. Line managers can use the tool to optimise employee-related planning.

P@CT went live in three phases, starting in June 2008 with a first group of some 280 managers globally and followed by Spain, Canada and the Netherlands in October and November. The third phase saw the launch of P@CT in 20 countries in January of this year, and today 2,700 employees have access to P@CT. Almost all employees involved in the first two phases have conducted their performance appraisal 2008 through P@CT, whereas in 2009 performance planning will be done for all users through P@CT.

As part of the implementation of P@CT some 1,100 employees and managers were trained in using the tool and explaining the new policies and processes.

Management development

Next to the development programmes already in place, in 2008 a new two-year development programme, Expanding Horizons, was launched for employees with strong potential to accelerate their international career within Nutreco.



With this programme we will also increase our ability to attract top level graduates. Expanding Horizons broadens the international experience, increases the understanding of Nutreco, strengthens the career mobility within Nutreco and provides visibility and interaction with senior management. The first group consists of eight participants from the Netherlands. In the next waves, high potentials from across Europe will participate. Nutreco Spain started



with a new local programme to further develop talented employees from different areas of the local business.

As the first global animal nutrition company, Nutreco Spain received the Social Accountability 8000 certification from Social Accountability International in 2008. SA 8000 is an international standard for improving working conditions and is based on the principles of 13 international human rights conventions.

At the end of 2008 a decision was made to design and implement an e-recruitment tool to improve the recruitment processes across the organisation. This tool will enable us to improve management reporting and deliver a higher quality, more professional approach towards the candidates. The tool will go live in the Netherlands in April 2009 and will be rolled out in more countries in the course of 2009.

Skretting initiated an employee satisfaction survey among some 280 employees in Norway. The survey showed that both satisfaction and motivation are above average in Norway. Due to the ISA virus in Chile, local HR management was highly involved in downscaling its operations.

The number of Nutreco employees increased from 9,090 (including 514 employees in divested businesses) in 2007 to 9,278 as at 31 December 2008. They were employed in approximately 100 operating companies in 25 countries on five continents: North and South America, Australia, Europe and Asia.

The number of women employed in Nutreco was 2,657 (2007: 2,498). The proportion of staff in managerial positions was 8.1% (2007: 9.1%) and 23.4% (2007: 20.2%) of these were female. The average age was 40.0 years (2007: 39.5 years).

The average duration of employment was 10.9 years (2007: 10.3 years). Bachelor degrees or higher qualifications were held by 17.9% (2007: 18.1%) of Nutreco employees.

Employees per segment

Approximately 2,841 (2007: 2,679) Nutreco employees (30%) worked in the premix and feed specialities segment, 25% (2007: 25%) in the meat processing businesses in Spain (Sada and Inga Food), 27% (2007: 27%) in compound feed companies and animal nutrition Canada, 14% (2007: 15%) in fish feed companies and 4% in research & development, head offices and shared service centres.

Geographical allocation employees

Approximately 36.2% (2007: 33.4%) of all Nutreco employees worked in Spain, 12.3% (2007: 14.8%) in Canada and 10.8% (2007: 11.4%) in the Netherlands. Employees in each of the other countries represented less than 10%, with only China above 5%. Company-wide absenteeism was 3.7% in 2008 (2007: 3.8%). The number of lost time incidents (LTIs) was 247 (2007: 219). The frequency rate of lost time incidents is calculated as the number of incidents per million man-hours and amounted to 15.9 compared with 15.3 in 2007. There were no fatal accidents in Nutreco in 2008. Nutreco maintains an ultimate objective of zero accidents in the workplace.

Management aspects
Corporate governance

The Dutch Corporate Governance Code (the 'Code') came into force on 1 January 2004. The Corporate Governance Code Monitoring Committee (Commissie Frijns) released an amendment to the Code (the 'Amended Code') in December 2008. The Amended Code will come into force on 1 January 2009 and a report on compliance with the Amended Code will be first made at the AGM of 2010. During the course of 2009, the Executive Board will carry out an in-depth study of the changes and amendments made by the Monitoring Committee and will amend where required the Company's corporate governance structure with a view of achieving compliance with the best practices of the revised Code unless sound reasons exist for any non-application of best practice provisions. Where possible, this report already contains references to the best practices of the Amended Code. In compliance with the Code, this 'Corporate governance' chapter will be put for discussion on the agenda of the Annual General Meeting of Shareholders (AGM) to be held on 21 April 2009 under a separate agenda item.

The main points where the Company is not in compliance with the current Code are the following:

- Appointment of Executive Board members for a (renewable) maximum period of four years. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by employment contracts for an unlimited period. The Company intends to comply with the best practice provision of a renewable mandate of a maximum of four years for new members.

- Severance pay limited to one year's fixed remuneration component. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by the terms of their employment contracts and the severance payment conditions provided therein. The Company intends to comply with this best practice in respect of future appointments.

For easy reference, this corporate governance report follows, where practical, the sequence of the best practices as listed in the Code and sets out to what extent the Company applies the best practice provisions of the Code.

Compliance with the Code

Changes to the corporate governance structure for the approval of the AGM

The Company will continue to submit for discussion and approval by the General Meeting of Shareholders under a separate agenda item each substantial change in the corporate governance structure of the Company and in the compliance by the Company with the Code.

Executive Board

Composition

The Executive Board currently consists of three members: Mr W. Dekker, CEO, Mr J. Steinemann, COO, and Mr C. van Rijn, CFO.

The Executive Board is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, with the latter indicating whether or not the proposal is binding. This binding character can be waived by a simple majority of the votes cast at the General Meeting of Shareholders. At the AGM of 2002, the Supervisory Board agreed not to use the option of making a binding proposal for appointments unless in exceptional circumstances, such as a threatened takeover.

Approval of operational and financial objectives and strategy

As is standard practice within the Company, the Executive Board presented to the Supervisory Board (a) the strategic plan of the Company, (b) the objectives to implement the agreed strategy and (c) the parameters to be used for measuring performance.

Strategy
Nutreco's strategy is to strengthen its leading global and regional positions in the global animal nutrition and fish feed markets. Nutreco aims for a balanced portfolio of geographies, species and products for a profitable growth both organic and by acquisitions. During the year under review, the Company pursued its strategy of growth in its animal nutrition and fish feed businesses through acquisitions in Japan and the USA (fish feed), in Spain (compound feed and meat) and in the Czech Republic and Slovakia (premix and feed specialties). Nutreco started to benefit from the Nutreco Sourcing and Procurement organisation and systems implemented in 2007. Together with the Supervisory Board a special session of the Board was dedicated to the Company's strategy towards 2012 and beyond.

Operational and financial objectives – Budget
The operational and financial objectives of Nutreco are laid down in the budget. The Executive Board sets the framework and key objectives of the budget. Budgets of Nutreco's operating companies are constructed bottom-up, challenged by the Executive Board and adjusted top-down where necessary to meet Nutreco's objectives. The 2009 budget was submitted for approval to the Supervisory Board, who approved it at its December 2008 meeting.

Corporate Social Responsibility

Since the year 2000, the Company publishes a separate Corporate Social Responsibility Report on the social responsibility issues that are relevant to the enterprise of the Company. Reference is therefore made to the CSR Report 2008.

Internal risk management and control systems

Nutreco maintains operational and financial risk management systems and procedures and has monitoring and reporting systems and procedures. It has a Code of Ethical Conduct, which is published in the Company's Corporate Social Responsibility Report and on the Nutreco website (www.nutreco.com). The Code includes a 'whistleblower policy' paragraph. In order to facilitate the reporting of irregularities, if any, with the Code of Ethical Conduct, it was translated in all 19 local languages in use within the Group. A Nutreco Integrity Line was set up, which is operated by an external service provider. Any employee who wishes to report non-compliance with the Code of Ethical Conduct can do so, whether directly to management or anonymously by using the Nutreco Integrity Line, without jeopardising his or her employment with the Company. Compliance with the Code is monitored by the Compliance Officer of the Company.

Executive Board 'in control' statement

The 'in control' statement of the Executive Board as well as more details on the risk management and internal monitoring and reporting systems and procedures are given under the 'Risk management and internal control' paragraph of this report (page 60).

Sensitivity of the results to external factors and variables

Reference is made to the 'Risk profile' chapter of this report (page 55).

Mandates with third parties

Acceptance of no more than two mandates as a Supervisory Board member of a listed company requires the prior approval of the Supervisory Board to prevent conflicts of interest and reputational risks. Other appointments of material importance need to be notified to the Supervisory Board. Members of the Executive Board are also appointed to the Board of a number of Nutreco operational entities.

No conflicts of interest reported

All members of the Executive Board are currently employed by Nutreco Nederland B.V., a subsidiary of Nutreco Holding N.V. As part of the terms of their employment contract, they have undertaken not to compete with Nutreco activities. Nutreco's Code of Ethical Conduct prevents employees and directors to accept gifts of commercial value for themselves or their relatives, to provide advantages to third parties to the detriment of the Company or to take advantage of business opportunities to which Nutreco is entitled. None of the members of the Executive Board is a supplier of goods or, in any way other than necessary for the performance of their job, of services to the Company or its subsidiaries. During the year under review, no conflicts of interest were reported between members of the Executive Board and Nutreco or its subsidiaries.

Loans or guarantees

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Executive Board.

Supervisory Board

Composition

The Supervisory Board currently consists of five members, who are appointed by the General Meeting of Shareholders for a term of four years and can be reappointed for a maximum of two further terms of four years. Mr R. Zwartendijk is chairman and Mr L.J.A.M. Ligthart is vice-chairman. Mr Y. Barbieux, Mr J.M. de Jong and Mr J.A.J. Vink are members of the Supervisory Board. There were no end-of-term resignations and reappointments during the course of the year under review.

Mr L.J.A.M. Ligthart will be reaching the end of his third and last four-year mandate as a member of the Supervisory Board at the AGM of 2009 and will then not be re-eligible. Mr L.J.A.M. Ligthart will be stepping down as vice-chairman, as chairman of the Audit Committee and as member of the Selection and Appointment Committee. He will also resign as chairman of the Supervisory Board of Nutreco Nederland B.V.

The Selection and Appointment Committee has made a recommendation concerning Mr L.J.A.M. Ligthart's successor to the Supervisory Board and the Supervisory Board will submit this candidate to the AGM.

Mr Y. Barbieux will be reaching the end of his third and last four-year mandate as a member of the Supervisory Board at the AGM of 2010 and will then not be re-eligible. The Selection and Appointment Committee has made a recommendation to the Supervisory Board to submit to this year's AGM a candidate as a sixth member of the Supervisory Board with a view to succeed Mr Y. Barbieux when he will be stepping down at the AGM of 2010.

Duties

The duties of the Supervisory Board are to supervise the management by the Executive Board, the effectiveness and integrity of the internal control and risk management systems and procedures put in place by the Executive Board and the general conduct of affairs within Nutreco and its businesses, and to assist the Executive Board with advice in accordance with the best practices of the Dutch Corporate Governance Code.

In addition, certain (material) decisions of the Executive Board, as specified in the law, in the Articles of Association and in the Supervisory Board rules, are also subject to the prior agreement of the Supervisory Board.

Rules

Since 1997, the Supervisory Board has used rules as a basis for its own functioning and for its relationship with the Executive Board. These rules were updated by the Supervisory Board at its meeting of 18 February 2004. The rules are posted on Nutreco's website (www.nutreco.com).

All Supervisory Board members independent and no conflicts of interest

All Supervisory Board members are independent from the Company within the meaning of best practice provision III.2.2 of the Code. None of the members is a member of the Executive Board of a Dutch listed company in which a member of the Executive Board of the Company is a Supervisory Board member. There are no interlocking directorships. None are or were in the past employed by Nutreco and/or represent directly or indirectly a shareholder of Nutreco or a supplier or customer of the Company. None of the members of the Supervisory Board provides any services to or has any direct or indirect ties with Nutreco outside his Supervisory Board membership.

Mr L.J.A.M. Ligthart chairs the Supervisory Board of Nutreco Nederland B.V., a fully owned subsidiary of the Company. The Supervisory Board rules contain provisions with regard to potential conflicts of interest. In the year under review, no transactions with a potential conflict of interest took place.

The Code states as a best practice that all transactions between the Company and legal or natural persons who hold at least 10% of the shares in the Company shall be agreed under the conditions customary in this branch of industry. The Company has dealings with ING, which declared a 9.55% interest on 10 August 2007, and with Fortis, which declared a 6.56% interest on 6 October 2008.

ING is a member of the bank syndicate which granted a syndicated bank loan in 2005. As part of this syndicated bank loan, financial transactions took place throughout the year with several banks, including the aforementioned banks. Such transactions were carried out subject to conditions customary for such transactions in this branch of industry.

Fixed remuneration – Shares in Nutreco

As provided in the Articles of Association, none of the Supervisory Board members receives a remuneration that is dependent on the financial performance of Nutreco. The Supervisory Board rules require members' individual shareholdings in the Company to serve for the sole purpose of long-term investment only. With the exception of Mr Y. Barbieux, who held 466 shares (2007: 466 shares) in the Company as at 31 December 2008, none of the Supervisory Board members is holding any share or option rights to acquire shares in Nutreco.

Shares or other securities in Dutch listed companies other than Nutreco

The Supervisory Board has drawn up regulations concerning ownership of and transactions in securities held by members of the Supervisory Board in Dutch listed companies other than Nutreco according to which such transactions need to be notified to the Company Secretary, also Compliance Officer, on a quarterly basis. Notifications to that effect were received by the Company Secretary.

No loans or guarantees to Supervisory Board members

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Supervisory Board.

Profile

A profile setting out the desired expertise and background of the Supervisory Board members is part of the Supervisory Board rules and was used in the process of selecting Supervisory Board members. Two of the Supervisory Board members can be regarded as financial experts within the meaning of best practice III.3.2.

Mr L.J.A.M. Ligthart was CFO and vice-chairman of the Executive Board of DSM N.V. (Netherlands) and Mr J.M. de Jong was a member of the Executive Board of ABN Amro Bank N.V. (Netherlands).

Company Secretary

The Supervisory Board receives support from Mr B. Verwilghen, Company Secretary, also Compliance Officer and Director of Legal Affairs and Insurance.

Audit Committee

The Supervisory Board resolved during the course of 2002 to appoint two of its members to act as the Supervisory Board's Audit Committee. Mr L.J.A.M. Ligthart chairs the Audit Committee and was reappointed to this post after the General Meeting of Shareholders of 19 May 2005, and Mr J.A.J. Vink is a member.

The duties of the Audit Committee are to ascertain that the Company maintains adequate procedures and control systems to manage the financial, operational and IT-related risks to which the Company is exposed, to prevent fraud and to oversee the integrity of the Company's financial reporting.

During the year under review, the Audit Committee met three times. All three meetings were attended by the internal auditor. In addition, a telephone conference was held to review the half-year results. All three meetings and the telephone conference were attended by the Company's external auditor, KPMG Accountants N.V.

Main subjects handled by the Audit Committee were the financial statements for the year 2007, the 2008 interim financial statements, the third quarter hard close, risk management and the role of the Company's risk management advisory board, the results of the internal control audits and the audit scope for 2008. As is customary practice, at one of its meetings the Audit Committee had a private meeting with the external auditor, in the absence of the Executive Board.

The following other topics were reviewed: the Company's financial position, the Company's tax position, the dividend policy, fraud and integrity and the enhancement of the effectiveness of the whistleblower policy by setting up a Nutreco Integrity Line which is operated by a specialist external contractor, IT security, the draft annual report 2008 and the report of the Audit Committee, the KPMG management letter 2007, the corporate control post-project appraisals, the Company's tax control framework and the follow-up of the recommendations of the Audit Committee, the internal auditor and the external auditor. At one of its meetings, the Audit Committee held an assessment of its own performance.

Risk management

Please refer to the 'Risk management and internal control' paragraph on page 60 of this report.

Remuneration Committee

The Remuneration Committee consists of Mr J.M. de Jong (chairman), Mr R. Zwartendijk and Mr Y. Barbieux (members). The Remuneration Committee meets at least once a year with the CEO. The Remuneration Committee seeks advice from specialised advisers when deemed useful. The Remuneration Committee makes recommendations to the Supervisory Board.

The Supervisory Board has discretionary powers within the limits set by the remuneration policy (see below) as approved by the General Meeting of Shareholders to decide on the award of performance shares to members of the Executive Board, the Management Committee and to executives, and to decide on the execution of the employee share participation scheme.

During the year under review, the Remuneration Committee met once formally. The meeting was convened to discuss the Executive Board's proposal of performance rating against the 2007 objectives and the performance targets for 2008, to review the Executive Board's performance measured against the performance targets of the interim long-term incentive plan 2006, to review the report of a specialised external consultant on the benchmarking of the Executive Board's remuneration and to define a new peer group for determining the base salary of the Executive Board.

The Remuneration Committee also adopted the proposal to continue the Company's existing employee participation scheme, the key features of which are described later in this chapter.

Selection and Appointment Committee

Since the introduction of the Corporate Governance Code, a separate Selection and Appointment Committee was installed consisting of the members of the Supervisory Board. The chairman of the Supervisory Board acts as chairman of the Selection and Appointment Committee. The Committee meets on an ad hoc basis and deliberated, during the year under review, on the end-of-final-term resignations of three of its members, respectively Mr L.J.A.M. Ligthart at the AGM of 2009, Mr Y. Barbieux at the AGM of 2010 and Mr R. Zwartendijk at the AGM of 2011. The profile set out in the Supervisory Board rules was used and it was decided that the successor to Mr L.J.A.M. Ligthart should qualify as a financial specialist and assume the role of chairman of the Audit Committee.

The Selection and Appointment Committee has made a recommendation to the Supervisory Board to submit a candidate to the AGM as the successor of Mr L.J.A.M. Ligthart.

Mr Y. Barbieux will be reaching the end of his third and last four-year mandate as a member of the Supervisory Board at the AGM of 2010 and will then not be re-eligible. The Selection and Appointment Committee has made a recommendation to the Supervisory Board to submit to this year's AGM a candidate as a sixth member of the Supervisory Board with a view to succeed Mr Y. Barbieux when he will be stepping down at the AGM of 2010.

Remuneration of the Supervisory Board and its committees

No increase in the remuneration of the Supervisory Board of Nutreco Holding NV and its committees took place in 2008. As chairman of the Supervisory Board of Nutreco Nederland B.V., Mr L.J.A.M. Ligthart was paid EUR 12,000 in 2008 (2007: EUR 10,000). The total remuneration of the members of the Supervisory Board amounted to EUR 274,000 (2007: EUR 272,000). For the individual remuneration, please refer to page 133 of the financial statements. These amounts are gross amounts per year. The remuneration of the Supervisory Board is reviewed once a year.

Executive Board remuneration policy

The objectives of the remuneration policy are to attract, motivate and retain good management, and to achieve a market-compliant remuneration policy based on a variable remuneration linked to certain measurable objectives, directly related to the performance targets of the Company. The remuneration policy as approved by the General Meeting of Shareholders is to remunerate the Executive Board at the median of the market. The different components of the Executive Board's remuneration are reviewed by the Remuneration Committee on at least a yearly basis.

Remuneration of the Executive Board consists of the following components:

- a base salary which is fixed and reviewed once a year;
- a bonus which is related to performance against targets agreed with the Supervisory Board for the year ahead;
- advantages in kind such as health insurance, a company car and an amount for compensation of expenses;
- pension contributions;
- a long-term incentive consisting of performance shares.

A labour market reference group ('peer group') was constituted for the Executive Board remuneration. At the AGM of 2008, a proposal was approved to define the peer group as a group consisting of the lowest seven companies of the AEX index and the top eight companies of the AMX index as such indices are published by Euronext Amsterdam N.V. Financial institutions and real estate companies are excluded from the base salary peer group.

The annual review of the labour market peer group, which was conducted by an external consultant in October 2007, showed deviations against the Company's policy to remunerate at the median level of the market.

A proposal to increase the maximum bonus level to 90% of the base salary for the CEO and to 75% for the COO and the CFO was adopted by the Remuneration Committee and approved by the Supervisory Board. The annualised economic value of the performance shares to be granted under the Company's LTI Plan was decreased for the CEO to 85% of the base salary and for the COO and the CFO to 80% of the base salary.

Base salary

For the individual remuneration, please refer to pages 132-133 of the financial statements.

Pensions based on career average wages

The pension plan for Executive Board members is a defined contribution plan based on career average wages.

Bonus

Upon recommendation of the Remuneration Committee, the Supervisory Board set a number of challenging and measurable financial, strategic and operational performance targets for the Executive Board. Financial performance targets EBITA, NSI savings, net working capital and Cash EPS vis-à-vis the budget have a weighting of 75%. Strategic and operational targets have a weighting of 12.5% each of the bonus. Because of the sensitive nature of the specific performance targets, the Supervisory Board has adopted the policy not to disclose details of the performance targets. Each year the external auditor carries out a review of the actual performance measured against the financial performance targets agreed between the Executive Board and the Supervisory Board.

At a meeting held earlier in 2009, the Remuneration Committee proposed to the Supervisory Board to attribute a 115% score to the Executive Board's performance against the targets set for 2008, resulting in a bonus payment of 73% of the base salary to the CEO and 61% of the base salary to the members of the Executive Board. The external auditor confirmed the score of the financial targets for 2008. The Supervisory Board approved the proposal made by the Remuneration Committee.

Advantages in kind

These are health insurance and a company car. The compensation for expenses amounts to EUR 3,471 per year for each of the members of the Executive Board.

Change of control provisions

There are no provisions in the employment contracts of the Executive Board concerning redundancy packages in case of a change in control of the Company.

Long-term incentive plan: performance shares

These are shares which are granted by the Supervisory Board without financial consideration and which constitute the long-term incentive plan designed for members of the Executive Board.

During the vesting period, the costs of these shares determined according to IFRS are recognised in the profit and loss account as personnel costs.

The actual number of performance shares received by the Executive Board ('vesting') depends on the Total Shareholders' Return (TSR) performance over a prior specified period compared to the TSR performance of a selected peer group. TSR measures the returns received by a shareholder and captures both the change in the Nutreco share price and the value of dividend income and possible share capital reimbursements, based on the assumption that dividends are reinvested in Nutreco shares at the date the shares go ex-dividend or the share capital reimbursement is effectively paid out. Performance shares should be held for a specified minimum period from the vesting date or till the end of employment of the member of the Executive Board concerned, whichever is the shortest. The current performance shares plan rules are posted on the Company's website.

Interim plan 2006

A proposal to put in place an interim long-term incentive plan for the Executive Board only for the year 2006 was adopted at the Annual General Meeting of Shareholders of 18 May 2006. 30,000 performance shares were granted to the CEO and 20,000 performance shares to each of the COO and the CFO, i.e. the same number of shares as in 2004 and 2005.

The condition of continued employment for a two-year period has been satisfied to date and lapsed on 18 May 2008. Upon the advice of the Remuneration Committee, the Supervisory Board approved the vesting of the performance shares in the amount of 30,000 for the CEO and 20,000 for each of the COO and the CFO. The five-year lockup obligation applies as from 18 May 2008 and will last until 18 May 2013, with an allowance to sell shares in order to satisfy taxation with regard to those shares. The chairman of the Remuneration Committee reported extensively at the 2008 AGM on the vesting of the interim plan 2006 performance shares.

Long-term incentive plan 2007 and following

At the Annual General Meeting of Shareholders of 26 April 2007, a new long-term incentive plan for the year 2007 and beyond was approved. The long-term incentive plan is designed to enhance the binding between the Executive Board's remuneration and the implementation of the Company's strategy over the longer term. The plan regulations were posted on the Company's website. The key terms of the approved LTI Plan applying as from 2007 are the following:

(I) On an annual basis, performance shares will be granted conditionally. The conditional grant will vest after a three-year performance period.

(II) The annualised economic value at the moment of granting represents 85% (2007: 100%) of the base salary of the chairman of the Executive Board and 80% (2007: 95%) of the base salary of the members of the Executive Board.

(III) The conditional grant will vest after a three-year performance period, subject to whether the Company achieves a preset level of the Total Shareholders' Return (TSR) relative to a peer group consisting of all companies listed on the Euronext Amsterdam AEX, AMX and AScX segments.

(IV) No vesting takes place if the TSR achieved during the three-year vesting period is below the median position of the peer group. Vesting of 50% of the grant takes place when the Company's TSR is at the median position, linearly up to a maximum of 150% of the grant if the Company achieves the number one position within the peer group.

(V) A lockup will be effective for a period of two years after vesting, with an allowance to sell shares as from vesting to satisfy taxes due.
(VI) Participants of the plan are entitled to dividends each year.

In 2008 the number of performance shares conditionally awarded to the Executive Board amounted to 50,000 (2007: 47,633), of which shares granted to the CEO amounted to 21,000 (2007: 19,643) and to each of the COO and the CFO to 14,500 (2007: 13,995). In addition, a total of 85,700 (2007: 86,900) performance shares were awarded to the Management Team and a number of senior executives of the Company. These performance shares are subject to similar terms and conditions as those applying to the Executive Board.

Bonus conversion plan

A bonus conversion plan was introduced in 2007 for members of the Management Team and a range of senior executives. Under the terms of the plan, the eligible managers, with the exclusion of the members of the Executive Board, are entitled, but not obliged, to invest part of the proceeds of the bonus which is awarded to them (if any) in shares of the Company. After a three-year period, the Company will match the eligible managers' investment in a ratio ranging from a guaranteed 25% linearly up to maximum 300% depending on the Company's TSR performance over the three-year period. In the year under review, 53 (2007: 57) managers opted to invest in a total of 9,365 (2007: 7,072) shares.

Shares owned by the Supervisory Board and by the Executive Board

Members of the Executive Board are shareholders of the Company.

As at 31 December 2008, they jointly held 141 ordinary shares (2007: 14,199), of which 0 (2007: 13,805) were held by Mr W. Dekker, 0 (2007: 0) by Mr J.B. Steinemann and 141 (2007: 227) by Mr C. van Rijn. One Supervisory Board member, Mr Y. Barbieux, held 466 ordinary shares (2007: 466).

In addition, the Executive Board held 140,678 (2007: 97,480) shares for which a lockup restriction applies, 58,666 (2007: 38,500) of which were held by Mr W. Dekker, 46,883 (2007: 33,315) by Mr J.B. Steinemann and 35,129 (2007: 25,665) by Mr C. van Rijn.

The Executive Board members have also been conditionally granted 97,633 performance shares under the long-term incentive plans 2007 and 2008, of which 40,643 are held by Mr W. Dekker, 28,495 by Mr J.B. Steinemann and 28,495 by Mr C. van Rijn. These shares will only be vested in 2010 and 2011 respectively depending on the relative TSR position of the Company compared to the peer group.

For the movement in stock options, performance shares and performance options held by the Executive Board and other managerial staff, please refer to pages 131-132 of the financial statements.

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board decides whether the Company's performance allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional shares. Bonus conditions may change from one year to another. The purchase price per share equals the closing market price 21 days after the publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit with Rabobank during a period of three years. During this period, these shares cannot be sold or transferred. In February 2008, the Supervisory Board decided that the 2007 results of the Company allowed the execution of the employee share participation scheme. Under this plan, employees bought 17,218 (including bonus) shares (2007: 11,711).

Shareholders and the General Meeting of Shareholders

Share capital – Movements

The authorised share capital amounts to EUR 41,520,000 and consists of 55 million shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24. The cumulative preference shares 'D' and 'E' have not been issued.

The issued share capital consists of the ordinary shares, which are listed on the Euronext Amsterdam Stock Exchange, and the cumulative preference shares 'A', which are not listed. As at the end of the year, a total of 39,861,882 (2007: 41,110,182) shares had been issued, consisting of 4,993,200 (2007: 6,241,500) cumulative preference shares 'A' and 34,868,682 (2007: 34,868,682) ordinary shares, of which 589,624 were held in treasury on 31 December 2008. No new shares were issued during the year under review. Based upon the authorisation to purchase own shares granted by the General Meeting of Shareholders on 15 April 2008, 699,374 shares were purchased for the payment of stock dividend and to cover existing employee share plan and performance share obligations. Purchases of the Company's own shares were handled through ING and through F. van Lanschot Bankiers N.V. under separate contracts.

Cumulative preference shares 'A' – MaesInvest B.V.

Following the authorisation to purchase and subsequently to cancel cumulative preference shares 'A' by the General Meeting of Shareholders on 15 April 2008, 1,248,300 cumulative preference shares 'A' were purchased from MaesInvest B.V. on 23 May 2008 and were subsequently cancelled. Cumulative preference shares 'A' already existed prior to the IPO of 1997. During the year under review, no new cumulative preference shares 'A' were issued. In accordance with Article 27.1(b) of the Articles of Association, the dividend which in 1996 was fixed at 6.9% for the statutory period of seven years was reset on 31 December 2003. The new dividend applying from 1 January 2004 onwards amounts to 6.66% for the next seven years expiring on 31 December 2010.

Fortis Verzekeringen Nederland N.V. holds 2,496,600 cumulative preference shares 'A'. This represents 6.26% of the total issued capital of Nutreco Holding N.V. or 50% of the cumulative preference shares 'A'. MaesInvest B.V. holds 2,496,600 cumulative preference shares 'A'. This represents 6.26% of the total issued capital of Nutreco Holding N.V. or 50% of the cumulative preference shares 'A'. Shares in MaesInvest B.V. are held by Rabobank Nederland Participatiemaatschappij B.V. and NIB Capital Bank Custody N.V.

Under IFRS, the cumulative preference shares 'A' with their current terms and conditions do not qualify as equity and are reported as financial liability.

General Meeting held in 2008; 30.5% of the issued ordinary shares represented

The Annual General Meeting of Shareholders was held on 15 April 2008. The agenda with explanatory notes and the 2007 annual report were sent free of charge, in advance, to shareholders requesting same. They were also lodged for perusal at the offices of Nutreco Holding N.V. and Rabo Securities (Utrecht) and placed on the Nutreco website. At the Annual General Meeting of Shareholders, the 2007 Corporate Social Responsibility Report was made available. The Dutch version of the minutes of the meetings was placed as a draft on the website within the requisite time of three months. No comments on the draft were received and the minutes were adopted. The translation of the minutes into English was published shortly afterwards. The Annual General Meeting of Shareholders of 15 April 2008 was webcast live.

All shares, both ordinary and cumulative preference shares 'A', carry equal rights where it concerns voting at the General Meeting of Shareholders. Votes may be cast directly or through a proxy. The Articles of Association do not provide in the possibility to issue depository shares ('certificaten'). During the General Meeting of Shareholders of 15 April 2008, a total of 6,241,500 cumulative preference shares 'A', or 100% of the issued cumulative preference shares 'A', and 10,648,053 ordinary shares, or 30.5% of the issued ordinary shares, were represented. Of the latter, 17,225 shares were represented by 105 shareholders attending the meeting in person and the remaining shares were represented by proxies. The aforementioned figures show that General Meetings have a high degree of attendance or representation and that proxies are effectively used by shareholders.

Shareholders holding 1% or more of the issued share capital or representing at least EUR 50 million in value of the shares are entitled to propose items on the agenda of the General Meeting of Shareholders in accordance with the Articles of Association. This right was not exercised in 2008.

Discharge to the Supervisory Board and to the Executive Board was dealt with as a separate item on the agenda and was approved at the Annual General Meeting of Shareholders. In accordance with the Articles of Association, a registration date for the exercise of voting rights was determined for the General Meetings of Shareholders held in the year under review.

Resolutions adopted by the General Meeting of Shareholders were published on the Company's website on the day following the meeting.

Profit appropriation

The dividend policy of the Company was dealt with and explained as a separate item on the agenda at the Annual General Meeting of Shareholders of 18 May 2006, at which a proposal to change the dividend policy by increasing the payout ratio from a range of 30-35% to 35-45% was adopted. No change in dividend policy has occurred since that date.

Statutory regulations concerning appropriation of profits

Distribution of net profit according to the Articles of Association, as stipulated in Articles 29 and 30, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.66% shall be distributed, on an annual basis, on the obligatory paid-up portion of the cumulative preference shares 'A'. Following the first reset of the dividend on 31 December 2003, this percentage will apply as long as the cumulative preference shares 'A' are outstanding up to 2010.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue. If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a writedown has taken place against the share 'A' premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E', none of which have been issued, carry special rights in respect of the distribution of the net profit. Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board shall decide, subject to the approval of the Supervisory Board and subject to the adoption of the annual results at the Annual General Meeting of Shareholders. The profit remaining after the provisions of the previous paragraphs have been met shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified. The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the shareholders from the general reserves. Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board. This date may differ for distributions on shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series of cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on shares, in whole or in part, shall be made in the form of shares in the capital of the Company rather than cash, or that the shareholders, wholly or partly, shall have the choice between distribution in cash or in the form of shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board and subject to the approval of the Supervisory Board.

Special rights provided for by the Articles of Association

Special rights to holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised board to issue cumulative preference shares 'A' and to authorise the Executive Board to acquire shares in the Company's own capital, and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti-takeover construction)

The 'Stichting Continuïteit Nutreco' (Foundation) has a call option to acquire a number of cumulative preference shares 'D' in the Company. In addition, the Company had a put option to place a number of cumulative preference shares 'D' of the Company with the Foundation. In both instances, such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.

On 19 March 2009 the option agreement was amended to the effect that the Company voluntarily waives its put option. The Foundation has accepted this waiver.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. In an amendment of its Articles of Association passed before notary public on 19 March 2009, it was specified that the Foundation shall only be entitled to exercise the call option in case a third party would build up shares or make an offer for the Nutreco ordinary shares and such build-up or offer have not received the support of the Executive Board and the Supervisory Board. The terms of the option agreement were amended accordingly. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of Mr J. Veltman (chairman), Mr P. Barbas, Mr J. de Rooij, Prof J. Huizink and Mr C. van den Boogert. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V.

Cumulative financing preference shares 'E'

At the General Meeting of Shareholders of 15 April 2008, in accordance with the Articles of Association, the Executive Board was designated as the corporate body authorised for a period of eighteen months, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the

Company for financing purposes. No cumulative financing preference shares 'E' were issued during the year under review.

Explanatory note concerning the Implementing Decree relating to Article 10 of the Takeover Directive

Pursuant to the Implementing Decree of 5 April 2006 relating to Article 10 of Directive 2004/25/EC on takeover bids of 21 April 2004 of the European Parliament and the Council of the European Union, Nutreco Holding N.V. wishes to include the following explanatory note:

- The Articles of Association do not provide for any limitation of the transferability of the (registered) ordinary shares. The transfer of cumulative preference shares 'A', 'D' and 'E' is subject to the approval of the Executive Board in accordance with the provisions of Article 13 of the Articles of Association.
- The voting right is not subject to any limitation. All issued shares (both ordinary and cumulative preference shares 'A') entitle the holder to one vote per share.
- No agreement has been concluded with any shareholder that could give rise to any limitation of shares or any limitation of the voting rights.
- The appointment, suspension and discharge of members of the Executive and Supervisory Boards are set out in the 'Corporate governance' chapter.
- The procedure for alteration of the Articles of Association is set out in the Articles of Association themselves. These are available through the corporate website (www.nutreco.com/corporate governance/articles of association).
- No agreements have been made with any Executive Board member and/or employee providing for a payment in the event of termination of employment following a public takeover bid.
- Nutreco Holding N.V. has a syndicated loan facility that can be altered or terminated on condition of a change in control of the Company after a public takeover bid has been made. Nutreco International B.V., a subsidiary of Nutreco Holding N.V., has a raw materials purchase agreement with BASF, which can be terminated in case of a change in control of the Company.

Appointment of the external auditor

At the General Meeting of Shareholders held on 15 April 2008, KPMG Accountants N.V. was appointed as the Company's external auditor for a period expiring at the end of the accounting year 2009. The General Meeting of Shareholders to be held on 21 April 2009 will be recommended to appoint KPMG Accountants N.V. as the Company's external auditor for a period expiring at the end of the accounting year 2010.

Management aspects
Risk profile

Nutreco's management acknowledges that managing risks is an essential element of entrepreneurship. Accepting a certain level of risk is even a prerequisite of achieving the financial targets and the strategic objectives of the company.

In general, Nutreco adapts a prudent attitude with respect to the acceptance of important business risks. Importance of risks is derived from the likelihood of a risk occurring and the potential impact on these financial targets and strategic objectives.

As a result of the current financial crisis, our risk profile has changed during 2008, requesting intensified attention for specific risks. Management considers credit risks arising from suppliers to customers to have become more important. Additionally, the high volatility of raw material markets in 2008 has intensified management attention for the operational and financial risks resulting from this situation.

Finally, some countries in which Nutreco has invested or planned to invest are exposed to the current financial crisis, requesting management to carefully evaluate the composition of its portfolio as well as the selection of acquisition targets.

Below the most important financial, operational, compliance and strategic risks are described in more detail. Also a description is given of Nutreco's general risk management and control systems to monitor the various risks the Company is confronted with.

Financial (reporting) risks

Nutreco's activities expose the Company to a variety of financial (reporting) risks, such as credit risks, foreign currency risks, interest rate risks, liquidity risks and capital risks. Also the risks related to pension plans and the use of financial instruments are an important element of Nutreco's risk profile. These risks are inherent to the way the Company operates as a multinational with a large number of local operating companies.

Credit risk

Credit risk represents the accounting loss that would have to be recognised on the reporting date if other counterparties fail to perform as contracted. To reduce credit risk, Nutreco performs ongoing credit analysis of the financial condition of its counterparts. Nutreco uses market intelligence and, if required and possible, credit rating agencies to determine the creditworthiness of its clients. Credit to debtors is closely monitored in business review meetings and specific indicators like 'Days Sales Outstanding' and overdue debtors are reported and discussed in detail. As a consequence of the financial crisis and to the extent possible, continuous attention is being paid to the liquidity of other parties such as banks, insurance companies, customers as well as strategic suppliers.

The international growth of premixes, special feed and fish feed for other fish species has resulted in a wider and international spreading of customers, thereby lowering the overall credit risk. However, this growth has increased the credit risk for emerging markets. The risk profile of Nutreco's customers differs per business segment. The outstanding amounts of Nutreco's most important customers Marine Harvest (Fish feed) and Mercadona (Meat & other) together account for less than 10% of the total outstanding amount as per 31 December 2008.

The credit risk on banks, as a consequence of cash deposits, cash on bank accounts and financial derivative instruments, has increased over the last year. Due to the financial crisis, banks are carefully monitored and the counterparty limits have been reduced. The exposure per bank equals the value of cash, cash deposits and the fair value of derivative financial instruments. Exposures up to EUR 25 million are held with banks with a rating of at least AA- (Standard & Poor's). Nutreco is exposed to credit losses in the event of non-performance by other parties to derivative financial instruments but, given the credit ratings, management does not expect this to happen. Provisions are formed where necessary. Cash is concentrated at corporate treasury and is used to repay debt or to invest as cash at selected banks taking the credit limit into account.

Foreign currency transaction risk

Foreign currency transaction risks within Nutreco mostly relate to the purchase of raw materials or sales contracts. In our animal nutrition and fish feed business, price changes as a result of foreign currency movements generally can be passed through to customers. Additionally, in some markets, sales contracts include price clauses to cover foreign currency movements. The possibility and time to pass foreign currency movements through to customers vary per market, are regularly assessed and only performed when a structural increase has occurred.

During 2008 the volatilities of some foreign currencies in which Nutreco carried out transactions have grown, which as a consequence increased the foreign currency risk.

Nutreco's foreign currency transaction exposure is determined by foreign currency movements that are not likely to be passed through. This foreign currency exposure is managed by means of financial instruments like foreign currency forward contracts and swaps as well as short-term bank balances in foreign currencies. In consistency with the average pass-through period, the average maturity of financial instruments is three months, generally with a maximum of twelve months.

Foreign currency translation risk

Nutreco is also exposed to foreign currency translation risks of investments in foreign operations and the net income of these foreign operations. Nutreco aims to avoid any direct impact in its income statement as a consequence of foreign currency risk related to net investments. The objective is to restrict as much as possible the annual and cumulative impact in its equity as a consequence of foreign currency risk related to net investments, by means of net investment hedges. In addition to interest-bearing borrowings in foreign currencies, derivative financial instruments are used as net investment hedge. The operating result and net result are not hedged and the impact is included in the consolidated income statement. The foreign currency translation impact on the operating result in 2008 was EUR 3.6 million.

Interest rate risk

Nutreco is partly financed with interest-bearing debt in order to obtain an optimal capital structure, as described in capital risk management. The specification of the total debt is disclosed in note 23. It is Nutreco's long-term policy to manage its interest rate risk exposure by fixing 50-70% of interest rates of total interest-bearing debt. Nutreco has agreed fixed interest rates for the cumulative preference shares and the private placement. In addition and in order to achieve a mix of fixed and floating rate exposure in accordance with Nutreco's policy, part of the floating syndicated loan has been fixed with interest rate swaps. Any short-term interest-bearing borrowing is at floating interest rates. An increase or decrease of interest rates impacts future cash flows.

The cash and cash equivalents have been placed on short-term deposits or bank accounts with floating interest. The interest rate risk is measured on the mix of fixed and floating debt including the effects of derivatives.

Sensitivity analysis

At balance sheet date EUR 91.2 million (2007: EUR 48.7 million) of interest-bearing borrowings (non-current) is exposed to interest rate fluctuations. The exposure on the sum of interest-bearing borrowings (current) and cash and cash equivalents amounts to EUR 99.3 million net cash (2007: EUR 119.6 million net cash).

An increase of 100 basis points of all floating interest rates at reporting date would have decreased the net financing costs in the income statement by EUR 0.1 million (2007: EUR 0.7 million decreased). A decrease of 100 basis points in interest rates at 31 December would have had the equal but opposite effect. This analysis assumes that all other variables, in particular foreign currency rates and credit margins, remain constant. In 2008 most relevant reference rates have decreased whereas credit margins are expected to increase.

Liquidity risk

The primary objective of liquidity management is providing for sufficient cash and cash equivalents at all time to enable Nutreco to meet its payment obligations. Group Treasury monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows. Nutreco aims for sufficient committed credit facilities, a well spread maturity schedule of its long-term debt and a strong liquidity position. As at 31 December 2008, taking the maturing first tranche of USD 46 million of the private placement loan into account, Nutreco has sufficient liquidity for the expected cash outflows for the coming year. Of the total facilities of EUR 1,038 million, an amount of EUR 598 million had been used as at year-end 2008 (2007: EUR 1,078 million and EUR 459 million, respectively). Nutreco's core credit facilities, and usage thereof, are contracted by Group Treasury. Interest-bearing borrowings by operating companies are only allowed after prior approval from Group Treasury. In addition to the unused credit facilities, Nutreco had EUR 228.3 million of cash and cash equivalents available at year-end 2008. (2007: EUR 207.7 million).

Capital risk management

An optimal capital structure contributes to Nutreco's objective to create shareholder value as well as the objective to satisfy its capital providers. For this, Nutreco maintains a conservative financial strategy targeting a net debt to equity ratio of approximately 1.0, a maximum net debt to EBITDA ratio of 3.0 and a minimum interest coverage ratio of 5.0. Recent developments in the financial markets support Nutreco's prudent strategy.

The financial covenants of Nutreco's core financing facilities, including the syndicated loan facility and the private placement, are net debt compared to EBITDA of maximum 3.25% and 3.5% respectively and EBITDA compared to net financing costs of minimum 3.0. EBITDA and net financing costs are calculated on a 12-month rolling basis. The interest rates of the syndicated loan facility are based on Euribor or Libor of the optional currency, whereas the interest margin is a function of the ratio of net debt to EBITDA.

During 2008 Nutreco remained well within the financial covenants agreed upon with both the syndicated loan facility and the private placement.

Risks related to pension and other post-retirement benefit plans

Nutreco has defined benefit plans in the following countries: Belgium, Canada, France, Germany, Italy, the Netherlands, Norway and the UK. The plans cover approximately 1,100 persons currently employed within the Nutreco group. These plans require detailed reporting and disclosure information for the IFRS financial statements. For more details, please refer in note 24 to the financial statements.

The volatility of the financial markets requires Nutreco to continuously monitor the development of the funded status of these pension plans in order to forecast the financial consequences hereof and to take actions in time. Changes in the discount rate and the asset losses during 2008 do not impact the 2008 balance sheet position of Nutreco since for most pension plans gains and losses arising during the year are recognised on the balance sheet in the subsequent fiscal periods. The lower asset values and the amortisation of asset losses, subject to the 10% corridor, have resulted in an increase of the 2009 expense of EUR 1.8 million. This has been partly offset by reductions in the service cost and interest cost due to the increase in the discount rate and the lower 31 December 2008 defined benefit obligation and service cost for the France Retirement Indemnity plan and the pension plan in the Netherlands. The net effect of both elements is EUR 0.2 million. In note 24 to the financial statements a table containing a sensitivity analysis to the discount rate has been included.

Next to defined benefit plans Nutreco is engaged in defined contribution agreements with local pension funds of which the Dutch Nutreco Pension Fund is the most important one. The fund covers approximately 1,000 persons currently employed by Nutreco. The solvency of this fund has been impacted by the worldwide financial crisis, but there is no short-term liquidity risk and no obligation for financial support from Nutreco exists.

Risks relating to financial instruments

Next to modifications of IFRS, also legislative changes in various countries have increased the complexity of accounting processes and financial reporting along with the risks attaching to these processes. An important element under the IFRS reporting requirements is the accounting treatment and reporting of financial instruments such as futures and options relating to the procurement of raw materials. In view of the volatility of raw material prices, Nutreco is using financial instruments in order to mitigate anticipated earnings fluctuations. Nutreco continuously monitors the development of IFRS reporting requirements including the adequate training and guidance of its finance staff in order to realise correct accounting and reporting treatment of these instruments.

For more information on financial (reporting) risks, please refer to the specifications and disclosures as included in the notes to the financial statements of 2008.

Operational risks

Volatility risk commodities

Commodities are products of value and uniform quality that are produced or supplied in large quantities by many different producers, whereby these products of different producers or suppliers are considered to be equivalent and interchangeable. Some of the raw materials Nutreco is using, like soymeal, grains, wheat, fishmeal and oil, to produce end products are commodities. Most of these commodities are traded on regulated markets. Nutreco trades on the exchanges of the Chicago Board of Trade (CBOT) and on the French future exchange (Matif), which is part of Euronext. The volatility of commodity prices is based on supply and demand balances, harvest quantities and last year also on speculative trade by financial investors.

Nutreco's risk management policy aims to mitigate the price and volume risks related to commodities. Although Nutreco is generally able to pass price changes of commodities on to product prices, the risk management policy defines procedures, responsibilities and tools for purchasing of commodities and the use of financial instruments. In general, the risk exposure may not exceed the maximum risk limits as defined for all hierarchical levels. In addition, early warning limits have been set as a precaution system. In case of excess, corrective actions become applicable. To monitor the risk exposure, a management reporting system has been developed. On a monthly basis businesses report on their risk exposure. In case of excess more frequent reporting comes in place.

Nutreco is using derivative instruments such as futures and options, to mitigate significant anticipated earnings fluctuations.

Quality risk of raw materials

The year under review has again demonstrated that the procurement of reliable raw materials remains important for the total feed and food industry. Clear example hereof is the import to the EU of soya and soya products from China which contained high levels of melamine.

Since several years the Nutrace system has been in place which aims to monitor the many risks relating to the purchasing of safe raw materials and their processing into safe end products for man and animal. Nutrace and the initiatives within the framework of TrusQ, the partnership with companies active on the Dutch and Belgian compound feed market to promote food safety, have, among other things, resulted in a selection of suppliers and products. The raw materials sourced from these suppliers meet the standards set by Nutreco.

If there are grounds for doing so, raw materials will be refused and suppliers of these raw materials will be called to account in connection with their product quality. During the year under review no conditions occurred that required the company to issue warnings or recall products, except for some minor compound feed product recalls in the Netherlands and Germany. Detected at an early stage through Nutrace, this incident had only very limited impact (approximately EUR 0.2 million).

Availability risk of raw materials

The availability of fish oil and fishmeal as used in fish feed is a strategic challenge for the aquaculture industry. Demand for traditional raw materials for livestock feed such as soya, maize and grain has increased as a consequence of a higher need for food worldwide. In addition, demand for sustainably produced raw materials continued to grow. Scarcity of various raw materials has increased due to competitive demand from the biofuel industry, further impacting the prices of these traditional raw materials. In addition to the scarcity, the limited number of suppliers of some raw materials is an area of risk as well.

Nutreco closely monitors the development of new technologies that will enable the substitution of cereals and soya by co-products from the biofuel industry in the near future. Nutreco is eagerly seeking collaboration in this field with major players in other industries, with universities as well as suppliers and customers.

Market risks

In general the customer base of Nutreco is rather fragmented, especially in animal nutrition, where Nutreco has a great number of relatively smaller sized customers. However, in fish feed the concentration in the salmon farming industry has continued during 2008, leading to a small number of large companies to which Nutreco delivers its fish feed products. The most important customer in the fish feed segment is Marine Harvest, which accounts for less than 7% of the total annual sales of Nutreco. In the meat and other segment the Spanish supermarket chain Mercadona also accounts less than 7% of the total Nutreco revenue.

Nutreco is exposed to risks arising from fluctuations in the price and sales volume of poultry and pigs. In Spain and Canada Nutreco applies a cost plus method for determining the sales price for approximately 50% of the Nutreco poultry and pork products.

Diseases and other risks

Animal diseases in agriculture and aquaculture can have a financial impact on individual Nutreco businesses. However, this risk to Nutreco is limited through the regional spread of the activities and the supply of feed for different animal species. As in previous years an example hereof are the low-production volumes of salmon in Chile as a result of a disease. The lower fish feed volumes are partly offset by higher volumes in Norway. Nutreco owns a limited number of pigs and poultry mainly in Spain. The total value of livestock as at year-end 2008 was EUR 102.6 million (2007: EUR 75.0 million). The Company has processes in place aimed at monitoring and mitigating this risk.

In 2008 no special events occurred in Nutreco's livestock that have had a material impact on the consolidated result of Nutreco.

Compliance risks

Integrity risk

Governance and compliance requirements have become increasingly stringent and comprehensive. Today, rather than merely being a matter of 'form', compliance has become more and more a matter of 'substance'. The latter requires more attention in the organisation in both a procedural and cultural sense. As a result of the acquisitions in new countries in recent years, the company's risk profile in a procedural and cultural sense has increased.

In view of the current economic climate Nutreco recognises that the risk of fraud, both by external parties as well as its own staff, has increased, requiring appropriate measures from management.

Regulatory and environmental risk

Nutreco is subject to laws and regulations in various countries in which it operates. The Company has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage those risks.

Strategic risks

Composition of portfolio

As described in the strategy of Nutreco, the Company intends to partly realise its growth via acquisitions in the main growth markets in Latin America, Central and Eastern Europe and Asia, as well as in the biggest feed-producing regions of North America and Europe. These areas are also heavily impacted by the consequences of the financial crisis, making our growth strategy more dependent on the economical development of these areas. As a consequence hereof a more severe evaluation has to take place with respect to the selection of an acquisition target from these areas versus the existence of a strong balance sheet.

Nutreco's portfolio contains some operations where Nutreco owns animals (broilers in Spain, layers in Canada and the Czech Republic as well as pigs in Spain). Nutreco believes that such activities should be part of its portfolio if these activities are essential to or integrated with compound feed or premix activities or if these activities meet strict financial performance targets of Nutreco.

Risk management and internal control

Nutreco's risk management and control systems are structured in such a way that the achievement of the strategic objectives and financial targets set by the Company is optimally supported and applicable laws and regulations are complied with. Nutreco complies with the governance requirements in respect of these responsibilities and aims to satisfy the related best practice provisions of the Dutch Corporate Governance Code. We have based the design of our risk management and internal control system on the COSO internal control framework.

Proper design and operating effectiveness of risk management and internal control systems do not guarantee that the Company's financial targets and strategic objectives are achieved. Nor do the implemented systems warrant that human error, unforeseen circumstances, materially incorrect statements, loss, fraud and violation of laws and regulations can be fully prevented.

Another limiting factor is the need to consider the relative costs and benefits of risk responses. Properly designed and implemented risk management and internal control systems will therefore provide reasonable but not absolute assurance that a company will not be hindered in achieving its business objectives or in the orderly and legitimate conduct of its business.

During 2008 the existing framework for risk management has demonstrated its value for Nutreco as it has provided a strong fundament for the earlier described responses to the changed risk profile mainly resulting from the financial crises. Cornerstones of this framework are the Risk Management Advisory Board, the Nutreco Risk Management Model for strategic and operational risks and the management and control systems already applied in the areas of financial accounting, HSEQ (Health, Safety, Environment and Quality), feed and food safety, reporting, information security and compliance and corporate governance.

Nutreco has laid down its policy measures and instructions in the Nutreco Policy House. The various control measures are explained in the following paragraphs.

Organisation of risk management

Risk Management Advisory Board

The Executive Board is assisted by a Risk Management Advisory Board, which evaluates risk exposure and advises both the Executive Board and the management of the operating companies on risk exposure as well as on the set-up and effect of the control measures taken. The Risk Management Advisory Board met four times during the year under review. A report of these meetings has been presented to the Executive Board and the Audit Committee. The Risk Management Advisory Board is always constituted as follows: the CFO, the Group Controller, the Group Treasurer, the Corporate Secretary and the Group Audit Manager. Specific business know-how is provided by business management or external experts.

Much attention has been given by the Risk Management Advisory Board to the main risk areas and management processes relating to the purchase of raw materials including the corresponding use of financial instruments (such as options and futures) and the appropriate IFRS accounting hereof.

During 2008 special attention has been given to the implementation of a Tax Control Framework (TCF) as well as to the revision of the Nutreco management charter detailing the internal division of responsibilities throughout the Nutreco group.

Finally, the Risk Management Advisory Board has provided the Executive Board with its view on the risk consequences of the financial crisis and the responses to be taken.

Risk Management Model

Risk management within Nutreco is based on a common risk management model which is utilised by all business operations throughout the group. The model provides the management of operating companies with tools for the identification, classification and monitoring of risks, and is used for rendering account of risk management at business level. The risk monitoring results to be reported are part of the quarterly business review meetings and are presented to the Risk Management Advisory Board for evaluation. The model has been integrated into the existing planning and control cycle. During 2008 the existing risk management model was improved by a further harmonisation of periodical risk reporting by the different business groups.

Risk management and internal control measures

Below the key elements of our risk management system and internal control measures are explained in more detail.

Management of raw materials risk exposure

The specific market risks arising from the volatility of raw materials markets are actively managed, among other things, by means of financial instruments (such as options and futures) and commodity forward contracts. Purchasing management keeps within the bounds of the centrally set policy and guidelines and must act in conformity with the required internal control measures. Compliance hereof is periodically monitored by the Executive Board supported by the Internal Audit department.

Nutreco's contract positions have been based on a profound insight on the commodity markets which has been increased by the further centralisation in 2008 of the procurement of the most important raw materials and the development of a global network through which knowledge of markets, suppliers and conditions of raw materials are shared at Nutreco level.

Main contracts and important purchase decisions are monitored by the central procurement organisation, whereby the Executive Board has to authorise the contracts exceeding pre-defined limits. Existing contract positions are closely monitored and, when needed, corrective actions are evaluated and put in place.

Nutreco has tried to further introduce pass-through clauses into the sales contracts with customers in order to better align with the current situation on the raw material markets and to maintain its gross margins.

Management of feed and food safety

First of all, the organisation and management of feed and food safety have been strengthened by a further centralisation hereof and by intensified sharing of knowledge and best practices. Procedures within Nutrace have been adapted, taking into account the procurement of raw materials from new suppliers in countries relatively unknown to Nutreco.

In addition to its already existing controls, Nutreco has established an operation in China to facilitate and intensify the selection and monitoring of local suppliers of raw materials. Before being shipped to Nutreco warehouses all over the world, the acquired materials are locally analysed based on Nutreco's strict requirements.

Prior to being processed, raw materials are thoroughly checked against specifications and for purity. Most of these checks are executed by Nutreco's own laboratories. Nutreco's production processes meet strict standards and requirements and are in full compliance with GMP standards (Good Manufacturing Practices). Nutreco's operating companies use recognised quality systems, are almost all ISO-certified and meet HACCP guidelines. Audits are regularly performed by internationally recognised certification bodies, such as Bureau Veritas and SGS, as well as by buyers and Nutreco's own HSEQ team. Strict procedures have been implemented to prevent bacterial contamination of meat products during the production process. An absolute guarantee that no contamination will ever occur cannot be given. As a result, the Company has developed systems and procedures with chain partners to spot contamination at an early stage and to limit the consequences. If any contamination should occur, Nutreco is able, through the Nutrace system, to quickly trace the problem, thus reducing the risk to consumers.

Management of integrating acquired businesses

Acquisitions are one of the drivers of Nutreco's growth and are part of the strategy to come to a EUR 230 million EBITA. Nutreco's acquisitions strategy is laid down in the M&A policy. Next to the pre-acquisition period and the acquisition process, also the post-acquisition process is part of this policy. To come to a successful integration of the acquired businesses, an integration plan is made including all functions of the acquired company such as marketing, sales, HR, finance, R&D, procurement etc. After the acquisition the execution of this plan by dedicated people is very well monitored and discussed in the monthly business review meetings. On a quarterly basis a progress report of all recent acquisition is presented to the Executive Board.

Financial targets and variable compensation of management in relation to strategic and operational risks

Nutreco's financial targets are based on a risk policy that is based on preventing risks that could have a negative impact on the realisation of these targets. On the other hand, the realisation of growth, margin improvement and doing acquisitions will not be possible without accepting certain risks. Within Nutreco's risk profile risks related to growth and acquisitions are accepted, but based on decent analyses and tightly monitored while executed.

The short-term incentive plan has financial targets like EBITA, net working capital and EPS. These targets are linked to the approved budget by the Supervisory Board. The budget fits within Nutreco's long-term strategy. Next to the financial targets, 25% of the short-term incentive plan is linked to strategic issues such as organisation development, R&D and sustainable production. The long-term incentive plan is linked to the Total Shareholders' Return over a period of three years. This long-term incentive plan supports the long-term growth strategy of Nutreco to create value as a leading animal nutrition company. The compensation of the EB is explained on pages 132-133.

Management of Health, Safety, Environment and Quality

Nutreco has a clearly defined HSEQ policy, which is applicable to all Nutreco companies. The HSEQ policy is important for product quality, process security and environmental impact. Nutreco has an HSEQ audit system in place, which covers both organisational and procedural matters. The standards observed by Nutreco are often stricter than national and international standards and are well in excess of the statutory minimum requirements. The HSEQ audit team operates according to a programme approved by the Executive Board.

An audit takes place on site, after which the auditors prepare a detailed report with recommendations. A site inspection occurs between audits, for example to see that important changes have been implemented or to see that there are no new problems at sites that already have high HSEQ ratings.

Audit reports are sent to managers at the site, to their managers at business level and to the Executive Board. The recommendations often form part of subsequent applications for investment (capex).

In addition to health and safety, HSEQ audits include environmental issues, site security and possibly operational and quality issues. Audits also include a check on certificates and licences required for activities at the site, for example relating to quality control, hygiene measures and use and discharge of water.

The auditors work with management to find a practical solution that, as a minimum, meets regulatory requirements. Starting in January 2008, Nutreco sites are being rated in one of five categories, based on the HSEQ audit results. The categories are: Inferior, Below average, Nutreco average, Excellent and Superior. To achieve Excellent status, a site must have an overall score of 85% in the audit. Superior status requires a score of 90% or more in every section of the audit. Sites achieving Excellent or Superior status in the Safety module are awarded a Nutreco HSEQ certificate.

The ranking will be used to control the frequency of auditing. In 2008 all the sites in Nutreco Canada and the sites acquired from BASF in China, Guatemala, Mexico, the UK and the US were audited The acquired businesses in Indonesia, Italy and Poland were not visited as new plants are being built.

For further information on the HSEQ policy and the audits, please refer to the 2008 Corporate Social Responsibility Report and the Nutreco website.

Management of credit risks

Management of credit risks arising from deliveries to customers is the primary responsibility of the operating companies. The control of credit risks arising from financial counterparties is the responsibility of Group Treasury. Credit management keeps within the bounds of the centrally set policy and must act in conformity with the internal control measures. Credit risks are the specific area of attention of the senior corporate management. The Risk Management Advisory Board evaluates the quality of the control measures taken in respect of these risks.

As part of the already existing strict credit control procedures continuous attention was paid to the financial position of customers during the year 2008. The Executive Board has further intensified the company-wide working capital management programme of which credit control of customers forms an important element. Senior management is aware of scope and objectives of the programme and detailed guidance to and training of operational staff has been provided. The progress, including actions and results, of the programme is periodically reported and discussed during business reviews.

The monitoring of the exposure to banks has been intensified: risk limits have been reduced with much attention from Group Treasury and senior Nutreco management to closely monitor developments hereof.

Management of interest and currency risks

Interest rate and currency risk control is part of the treasury policy. Foreign currency risks arising from concluded transactions must be fully covered. Risks of expected transactions are covered on the basis of probability of realisation. The operating companies cover their transaction risks through Group Treasury. Risks arising from contracted and expected transactions from the operating companies are reported on a monthly basis. Group Treasury chiefly uses foreign currency forward transactions and swap transactions to hedge the corporate transaction risk exposure, which is reported on a daily basis.

Nutreco's risk management policy describes that foreign currency exposures of operating companies, mainly relating to purchases, are hedged by entering into hedging contracts with Group Treasury. Group Treasury consolidates the hedge requirements of the operating companies and corporate, and enters into hedging arrangements with external parties, mostly banks. Monitoring of foreign currency developments and the evaluation of potential risks were intensified during 2008, lead by Group Treasury and supported by finance staff throughout the group.

Nutreco controls the consolidated translation risk by financing foreign investments abroad in local currencies, by swapping part of the private placement loan, which is stated in US dollars, with another currency and by entering into cross-currency swaps. As a result of this hedge, movements caused by foreign exchange effects are partly set off in respect of both assets and cash flow. Translation risks are reported on a quarterly basis.

Management of the interest risk is the responsibility of Group Treasury. Interest rate hedging, by means of fixed interest rate agreements or derivative financial instruments, is carried on within Nutreco's policy and reported quarterly.

To mitigate the foreign currency exposure of foreign investments, the currency of Nutreco's external funding is partly matched with the required financing of foreign operations, either directly by external foreign currency loans or by using cross-currency interest rate swaps. As a consequence of the increased volatilities, Nutreco has reduced its net investment exposure at the end of 2008. The translation risk as a result of operating income denominated in foreign currency is not covered.

Tax

During the year 2008 Nutreco continued to focus on the internal tax control framework as part of its risk management policy for tax and the enforcement covenant with the Dutch tax authorities. The automation of the tax control framework was taken on and largely completed. The already close cooperation with the Dutch tax authorities was further increased resulting in full and mutual agreement on the Dutch tax position for the year 2007. With regard to the year 2008 all relevant tax matters were raised and agreement reached. Any uncertainties concerning the Dutch tax position have consequently been reduced to a minimum. Implementation of the tax control framework as part of Nutreco's risk management strategy for tax has been completed in all major countries.

Planning & control cycle

Strategic plans, budgets and forecasts are prepared at fixed times during the year for all operational and non-operational units of the Nutreco organisation. The current results are evaluated monthly by the management of the operating companies and the Executive Board. The Company's performance is compared to that of the previous year and tested against the budgeted results. Forecasts of all entities within Nutreco are assessed for feasibility. This management and control cycle, which is based on financial and non-financial reports, enables senior management to direct and control the operational activities in an efficient manner.

Internal control over accounting and financial reporting

The Nutreco IAC framework (Internal Accounting Control) is based on various policy documents, manuals and procedures, such as the Raw Material Risk Management Policy, the Foreign Currency Policy, the Accounting Manual, the Internal Control Manual, the Treasury Manual and the Capital Expenditure Procedure. These set out guidelines, procedures and instructions in the area of financial accounting and reporting.

Management of the operating companies is responsible for the quality of the control processes. The Internal Audit department, supported by the external auditor, handles verification of this: it assesses the developments and tests the efficacy of the implemented processes. Any inadequacies are recorded, followed up and corrected. Selection of these reviews is done partly by rotation, partly by individual selection. During the year under review 35 IAC reviews were carried out, representing the evaluation of a total of 275 administrative/financial reporting processes. Furthermore, all Nutreco companies have utilised the self-assessment tool, by means of which the set-up and effect of locally implemented control measures can be assessed.

The improvement in the quality of the administrative processes, already noted in previous years, continued during the year under review, with non-compliance with internal quality requirements in 2008 (3%) mainly caused by shortcomings arising from ERP implementations. Action has since been taken to redress the identified shortcomings, none of which had materially affected the quality of the reporting. The results of the reviews were shared with the Executive Board, the Audit Committee and the external auditor.

During the year under review the correct application of IFRS was further enhanced by specific training of accounting and controlling staff, and by issuing a revised accounting manual. Special attention was paid to fair value and hedge accounting of financial instruments.

Information security measures

During 2008 Nutreco revised its IT strategy and IT governance in order to have a better alignment with the ongoing standardisation and centralisation of systems and infrastructure. The Nutreco Baseline Information Security provides the control framework for risks in the area of information technology and security. This document sets out policy, rules of conduct, procedures and instructions in the area of the control of automated systems and is managed by the Information Security Manager, who is also responsible for the focus on policy implementation and implementation monitoring. The control framework also contains an information risk assessment and an IT policy aimed at ensuring the IT strategy can be achieved.

The efficacy of the information technology and security policy is further assured through a process of self-assessment (of generic control measures) and verification processes. As well as a further improvement in control measures at all operating companies, the self-assessment during the year under review also brought to light the need for supplementary actions from the Corporate Information Technology department (clarification of responsibilities, adjustment of procedures etc.). The required control measures have since been implemented. The verification processes are performed by the Internal Audit department, which partly relies on external expertise. The results of the self-assessment and verification processes are shared with the Executive Board, the Audit Committee and the external auditor.

During the year under review the focus on the quality of integration of new entities was increased considerably. Continuing attention was paid to strategic implementations of IT systems to ensure they go hand in hand with both pre- and post-implementation assessments in order to identify risks and take timely measures. The standard Nutreco ERP environment and related support processes were further improved to ensure secure usage.

Management of insurance

As part of the general risk management strategy, a number of different insurable kinds of losses are covered by global insurance programmes. These programmes provide cover for losses resulting from, amongst others:

- Property damage/business interruption
- General and products liability
- Directors and officers liability
- Transport-related damage

The limits of insurance are based on loss scenarios as well as normal practice in Nutreco's type of industry.

To lower exposures and to avoid potential losses, Nutreco operates, in close cooperation with its insurers and insurance broker, a worldwide risk engineering programme, mainly focusing on property damage and business interruption. Nutreco's manufacturing sites are inspected on a regular basis by and on behalf of insurers.

Property damage/business interruption and general and products liability losses are insured with experienced and reliable insurance companies. Losses of a frequent nature with limited financial effects are self-insured with the use of a 100%-owned captive reinsurance company, Nutreco Insurance N.V., based in the Netherlands Antilles. As of 1 January 2009 this reinsurance is operated from the Netherlands by the newly set up reinsurance company Nutreco Assurantie N.V., which was recently granted a license to operate by De Nederlandsche Bank.

Management of compliance risks

The Company has a Legal Affairs department, which manages risks arising from the requirements to comply with the applicable legislation and regulations in all jurisdictions where it is active, as well as to meet good practices in the area of corporate governance. Based on internal policy and procedures, the Legal Affairs department is involved, either directly or through its network of external advisors in the different jurisdictions where it operates, in mergers and acquisitions, share transactions, financing and major business transactions and/or legal conflicts.

Measures to embedding corporate governance

The main lines of Nutreco's corporate governance policy, which is based on the guidelines laid down in the Dutch Corporate Governance Code (page 43 of this annual report), set out to what extent the guidelines are followed. Besides general corporate governance requirements, Nutreco's governance framework also contains a number of company-specific components which are laid down in a management charter. This management charter uses the concept of 'Reserved Powers of the Executive Board' and provides in certain authority limits.

Governance and compliance issues have the full interest of senior management and are a standard item on the agenda of the regular management team and business review meetings. Nutreco's Executive Board paid additional attention to this topic whereas the Internal Audit department has been performing specific procedures as part of their regular Internal Accounting Control (IAC) reviews.

During 2008 one case occurred which was carefully investigated by forensic accountants and which has been adequately managed by senior management. Nutreco did not further experience any serious case of non-compliance or irregularities, and the systems and procedures worked satisfactorily.

Nutreco Code of Ethical Conduct

The Nutreco Code of Ethical Conduct sets out a number of moral values to which Nutreco subscribes. It is not all-encompassing but instead formulates minimum ethical standards which are to be interpreted within the framework of local laws and customs. The members of the Supervisory Board and of the Executive Board, and all employees with managerial responsibilities in respect of operating companies, as well as intermediate managerial levels and corporate staff, are required each year to confirm in writing that they have complied with this Code. The Company Secretary is in charge of supervising compliance with the Code of Ethical Conduct. No disclosures of non-compliance with the Code of a material nature were made. The text of the Code of Ethical Conduct is available on the Company's website.

Whistle-blowing procedure

Since 2004 Nutreco has implemented a whistle-blowing procedure as part of its Code of Ethical Conduct. The procedure serves to ensure that any alleged infringement of the existing policy and procedures may be reported without the person making the report suffering any negative consequences of his action. The text of the whistle-blowing procedure is available on the Company's website.

In order to enhance the effectiveness of its whistle-blowing procedure, Nutreco launched its Nutreco Integrity Line, which is operated by an external services provider and facilitates the reporting (anonymous if so desired) of alleged irregularities. To this effect the Code of Ethical Conduct has been translated in 19 languages and has been communicated, together with information on the usage of the Nutreco Integrity Line, to all employees in a personal letter from the CEO.

Disclosure Committee

All public financial disclosures made by Nutreco should be accurate, complete and timely, fairly present, in all material respects, the Company's financial condition, results of operations and cash flows, and meet any other legal, regulatory or stock exchange requirements.

The Disclosure Committee (DC) assists the Chief Executive Officer and the Chief Financial Officer in fulfilling the Company's and their responsibilities regarding the identification and disclosure of material information about the Company and the accuracy, completeness and timeliness of the Company's financial statements.

The membership of the Disclosure Committee consists of the Company Secretary, the Director Investor Relations, the Group Audit Manager, the Group Treasurer, the Group Tax Manager and the Corporate Controller.

Letter of Representation

All managing directors and controllers of the group companies shall annually sign a detailed statement with respect to financial reporting, internal controls and ethical principles. This Letter of Representation (LoR) also includes activities in the field of information security, internal control, risk management and HSEQ. Any observations made in this statement shall be reported to and discussed with the Executive Board and the Audit Committee.

Role of the external auditor

The external auditor carries out the requisite activities for the issuance of an auditor's report accompanying the annual accounts. The external auditor focuses on the financial reporting and also assesses the accounting principles that have been applied to ensure that the report is free of material misstatement. Where possible, the external auditor relies on the work of the Internal Audit department, which focuses on the quality of the accounting process and the efficacy of the internal control measures. The combined activities of the Internal Audit department and the external auditor also involve a yearly evaluation of the internal control system.

Internal control and management statement

As the Executive Board, we are responsible for our strategy including its risk profile (see page 55) and for taking appropriate measures for the design and operation of the internal risk management and control systems consistent with Nutreco's business (see page 60). These systems have been designed to detect opportunities and risk on a timely basis, to manage significant risks, to facilitate the realisation of our strategic, operational and financial objectives, to safeguard the reliability of our financial reporting and to comply with applicable laws and regulations.

To fulfil our responsibilities, we systematically reviewed and, where necessary, enhanced the Company's internal risk management and control processes with regard to our strategic, operational, compliance and financial (reporting) risks during the year 2008. The results of these reviews, including changes and planned improvements, have been discussed with the Audit Committee and the Supervisory Board.

Based on our review we are of the opinion that, with respect to the financial reporting risks, the risk management and internal control systems have adequately performed during the year 2008 and provide a reasonable degree of certainty that the 2008 financial reporting of Nutreco contains no inaccuracies of material importance.

Based on the above we are of the opinion to comply with the best practice provision II.1.4 of the Dutch Corporate Governance Code, bearing in mind the recommendations of the Monitoring Committee Corporate Governance Code in this respect, including their revised Code as issued on 10 December 2008.

In addition, we declare, based on Article 5.25c Wet op het financieel toezicht (Wft), that to the best of our knowledge and in accordance with the applicable reporting principles:

- the consolidated financial statements of 2008 give a true and fair view of the assets, liabilities, the financial position and the profit and loss of Nutreco and its consolidated operations; and
- the management report includes a true and fair review of the position as per 31 December 2008 and of the development and performance during 2008 of Nutreco and its related participations of which the data have been included in the financial statements, together with a description of the relevant risks of which the Nutreco group is being confronted.

Amersfoort, 19 March 2009

W. Dekker, CEO
C.J.M. van Rijn, CFO
J.B. Steinemann, COO



ADDITIONAL REPORTS

Report of the Audit Committee

Meetings – Attendance

During the year under review, the Audit Committee met three times according to a fixed schedule. All meetings were chaired by Mr L.J.A.M. Ligthart and attended by Mr J.A.J. Vink. In addition, one telephone conference took place with the Company's Executive Board on the Company's half-year results and other matters falling within the scope of the Audit Committee and there were informal consultations with the Executive Board.

The Company's external auditor, KPMG Accountants N.V., attended all of the three formal meetings and the telephone conference. The internal auditor attended the three formal meetings. The CEO, the CFO and the secretary attended the meetings with the exception of the private meeting of the Audit Committee with the external auditor.

Activities of the Audit Committee

The Audit Committee reviews the design and effectiveness of the internal risk management and control systems, reports its findings and makes recommendations to the Supervisory Board. The subjects which are reviewed by the Audit Committee are (i) standard items which need to be reviewed during the course of each accounting year and (ii) specific topics which are reviewed as and when required.

Standard topics

February meeting

The review of the draft 2007 annual accounts, the review and discussion of the draft press release concerning the 2007 annual accounts, the review and discussion of the audit report of the external auditor KPMG Accountants N.V. on the draft 2007 annual accounts, the review and discussion of the management letter of KPMG Accountants N.V., the discussion of the 2007 dividend proposal.
Fees payable to KPMG Accountants N.V. for audit work and for advisory services. Before issuing an approval recommendation with regard to the 2007 annual accounts, the Audit Committee had a private meeting with the external auditor.

July telephone conference

The review and discussion of the half-year 2008 results and the draft press release and the discussion of the interim dividend 2008.

September meeting

The review of the conclusions of the Internal Audit reports, Internal Control self-assessment questionnaires and IT security.

December meeting

The review of the report of KPMG Accountants N.V. on the findings of the closing of the third quarter accounts. The status update of the 2008 Internal Audits, Internal and Control self-assessment questionnaires and of the IT self-assessment and audits. The 2009 Internal Audit and Control and IT security 2009 plans. Both the external auditor and the Internal Audit and Control reviews paid specific attention to fraud and fraud prevention.

Specific topics

A report by the Company's group treasurer on the financing of the Company and on currency risk management. A report on the functioning and topics handled by the Company's Risk Management Advisory Board, which advises the Executive Board on the effectiveness of the Company's internal risk management and control systems.

An update on the tax control framework and compliance with the Company's Code of Ethical Conduct and the enhancing of the effectiveness of the whistleblower policy. The review of the revised management charter. A status update on the Company's IT systems and the migration to a new ERP system in a number of business operations and a presentation by the Company's group controller on the post-capital expenditure projects. Follow-up of the recommendations of the Audit Committee, the internal auditor and the external auditor.

Risk management

Reference is made to the risk management paragraph featured in this report on page 55.

Own performance

At a meeting earlier during the year, the Audit Committee assessed its own performance during the year under review.

Conclusion

The Audit Committee felt assured that the Company used audit, control and risk management systems which would enable the Company to deliver a statement of being in control in accordance with the best practices of the Dutch Corporate Governance Code and the Monitoring Commission. The Audit Committee appreciated that the awareness of internal audit, control and risk management remained well embedded in the steering of the Company's businesses by the Executive Board.

The Audit Committee felt satisfied with the quality and the quantity of information, the amount of detail provided by the Executive Board and the way recommendations made had been followed up.

Amersfoort, 19 March 2009
The Audit Committee
L.J.A.M. Ligthart (chairman)
J.A.J. Vink

Report of the Remuneration Committee

Since 2004, a dedicated Remuneration Committee has been installed, chaired by Mr J.M. de Jong and with Mr R. Zwartendijk and Mr Y. Barbieux as members.

During the year under review, the Remuneration Committee met once formally. The meeting was convened to discuss the Executive Board's proposal of performance rating against the 2007 objectives and the performance targets for 2008, the review of the performance of the Executive Board against the objectives of the interim long-term incentive (LTI) plan 2006, the interim review of the performance under the 2007 LTI plan, the proposal to grant shares under the 2008 LTI plan, the continuation of the employee share participation scheme and the review of Nutreco management and staff remuneration. In addition, there were informal consultations with the CEO.

The Remuneration Committee, based on the advice of an independent expert in matters of executive remuneration, made positive recommendations to the Supervisory Board with regard to the vesting of the performance shares granted to the members of the Executive Board in 2006 and with regard to the proposed amendment of the peer group against which the Executive Board's base salary is determined. This amendment was due to the delisting of a number of companies of the former base salary peer group. Both recommendations were adopted by the Supervisory Board and submitted to the Annual General Meeting of Shareholders where they were adopted.

The 'Corporate governance' chapter on page 43 of this report and the notes to the financial statements contain further details with regard to the remuneration of the Supervisory Board and the Executive Board as well as the Company's remuneration policy.

Amersfoort, 19 March 2009
The Remuneration Committee
J.M. de Jong (chairman)
R. Zwartendijk
Y. Barbieux

Report of the Supervisory Board

Activities of the Supervisory Board

During the year under review, the Supervisory Board met seven times with the Executive Board according to a schedule fixed in 2007. In addition, one telephone conference was held, and there were informal consultations with the Executive Board.

In accordance with the Supervisory Board rules, which are posted on the Company's website (www.nutreco.com), the agenda for the joint meetings contains a number of fixed items. These are a report by the Chief Executive Officer, an explanation by the Chief Financial Officer of the Company's financial performance since the last meeting and the forecast, as well as a report by the Chief Operating Officer on the status of the Company's operations, the markets in which the Company operates and the business projects. In addition to these standard topics, a number of specific topics were reviewed.

Following each meeting of the Audit Committee and of the Remuneration Committee, the chairman of the Committee reported on the topics handled during such meetings, the actions resulting from such meetings and the follow-up of the actions.

The main additional topics of the year 2008 were:

January meeting
The final approval of the 2008 budget and the discussion of the 2008 performance contract of the Executive Board and the signing thereof.

February meeting
The report by the chairman of the Audit Committee and of the Remuneration Committee, the approval of the draft reports of the Supervisory Board, the Audit Committee and the Remuneration Committee for the 2007 annual report, the decision on the Executive Board's performance rating over the year 2007, the approval to issue the press release on the 2007 annual results and the annual accounts, and the private meeting of the Supervisory Board with KPMG Accountants N.V.

March telephone conference
Approval of the annual accounts 2007.

April meeting
The preparation of the Company's Annual General Meeting of Shareholders.

June meeting
The report by the chairman of the Audit Committee, the proposal to buy back part of the Company's own cumulative preference shares 'A' and the review of the Company's anti-takeover construction (Stichting Continuïteit Nutreco).

September meeting
The report by the chairman of the Audit Committee, the feedback from the Executive Board on the press and analyst meetings on the publication of the Company's half-year results and the subsequent road show, and a status update on the Company's Sourcing and Procurement Initiative.

November meeting
A two-day on-site visit to the Company's Hendrix compound feed business and R&D centre and presentations by the Hendrix feed business management team. The key points of the Company's 2009 budget and a presentation by the Company's tax manager on the Company's tax position.

December meeting
A two-day meeting, starting with an extensive review of the Company's strategy and a discussion on the Company's strategic direction in the period 2009 till 2012. The presentation and subsequent approval of the Company's 2009 budget and the Executive Board action agenda 2009. The preliminary conclusions of the review of the Company's anti-takeover construction.

In discharging its duties, the Supervisory Board acts in the full consciousness of the interests of all the Company's stakeholders.

Details of the members of the Supervisory Board

The personal details of each member of the Supervisory Board are given on page 164 of the annual report 2008.

Performance evaluation
In a private meeting, the Supervisory Board reflected on its own performance and that of its individual members. Also at that meeting, the performance of the Executive Board as a whole, and of the members of the Executive Board individually, was reviewed. Taking into account the recommendations of the Remuneration Committee, the performance of the Executive Board was measured against the objectives laid down in the written Executive Board performance contract 2008 and the Company's external accountant KPMG Accountants N.V. carried out agreed-upon procedures.

Strategy

As stated above, the Company's strategy was discussed in detail at its December meeting.

Risk management

The design and effectiveness of the internal risk management and control systems are reviewed in detail by the Audit Committee. Following the report of the chairman of the Audit Committee to the Supervisory Board on the meetings of the Audit Committee, the Supervisory Board discussed the main risks of the Company's businesses and the assessment of the Executive Board of the design and effectiveness of the external audit and the internal risk management and control systems.

Independence

The Supervisory Board confirms all of its members are independent within the meaning of the Dutch Corporate Governance Code's best practices and no (potential) conflict of interest arose.

Corporate governance

A special 'Corporate governance' chapter appears on page 43 of this report. This report contains details about the Company's relations with its shareholders and the General Meeting of Shareholders.

Supervisory Board committees

An Audit Committee has been in place since 2002 and a Remuneration Committee was installed early 2004. The Supervisory Board also functions as the Selection and Appointment Committee. Reference is made to the separate reports of these committees on pages 69 and 71.

The Audit Committee, the Remuneration Committee and the Selection and Appointment Committee have as main roles to provide a focused analysis and preparation of the subjects within their respective areas of expertise and to report and make recommendations to the Supervisory Board, thus enhancing the effectiveness of the Supervisory Board's supervision and advisory work.

Selection and Appointment Committee

The chairman of the Supervisory Board acts as chairman of the Selection and Appointment Committee. The Committee meets on an ad hoc basis and deliberated, during the year under review, on the end-of-final-term resignations of three of its members, respectively Mr L.J.A.M. Ligthart at the AGM of 2009, Mr Y. Barbieux at the AGM of 2010 and Mr R. Zwartendijk at the AGM of 2011. The profile set out in the Supervisory Board rules was used and it was decided that the successor to Mr L.J.A.M. Ligthart should qualify as a financial specialist and assume the role of chairman of the Audit Committee.

The Selection and Appointment Committee has made a recommendation to the Supervisory Board to submit a candidate to the AGM as the successor of Mr L.J.A.M. Ligthart.

Mr Y. Barbieux will be reaching the end of his third and last four-year mandate as a member of the Supervisory Board at the AGM of 2010 and will then not be re-eligible. Upon the proposal of the CEO, the Selection and Appointment Committee has made a recommendation to the Supervisory Board to submit to this year's AGM a candidate as a sixth member of the Supervisory Board with a view to succeed Mr Y. Barbieux when he will be stepping down at the AGM of 2010.

Composition of the Executive Board and of the Supervisory Board

The composition of both the Supervisory Board and the Executive Board did not change during the year under review. There were no end-of-term resignations and reappointments.

Financial statements and dividend

The financial statements for the year 2008 have been audited by KPMG Accountants N.V., whose report appears on page 159 of this report. The Executive Board and the Supervisory Board have approved the financial statements and the Supervisory Board recommends that the financial statements and the dividend over the year 2008 be adopted in accordance with Article 28.1 of the Company's Articles of Association by the General Meeting of Shareholders and that the other resolutions proposed to the General Meeting of Shareholders be approved.

The Board further wishes to thank the Executive Board and all employees for the successful integration of the businesses which were acquired in 2007 and 2008 and for the outstanding results which the Company achieved in 2008.

Amersfoort, 19 March 2009
The Supervisory Board
R. Zwartendijk (chairman)
L.J.A.M. Ligthart (vice-chairman)
Y. Barbieux
J.M. de Jong
J.A.J. Vink



FINANCIAL STATEMENTS

Consolidated income statement

(EUR x million)	Note	2008	2007
Revenue	3	**4,943.1**	**4,021.1**
Raw materials and consumables used		-3,983.5	-3,174.1
Change in fair value of biological assets	19	-0.5	1.3
Changes in inventories of finished goods and work in progress		7.6	19.2
Gross margin		**966.7**	**867.5**
Other operating income	7	29.9	16.3
Personnel costs	8	-427.5	-368.3
Depreciation and amortisation expenses	3, 13, 14	-61.4	-48.1
Impairment of long-lived assets	13	-0.1	-1.2
Other operating expenses	9	-335.5	-317.2
Operating result from continuing operations		**172.1**	**149.0**
Financial income	10	6.3	12.2
Financial expenses	10	-38.1	-21.9
Foreign exchange result	10	0.6	-0.4
Net financing costs/income		**-31.2**	**-10.1**
Share in results of associates	15	2.1	0.8
Result before tax from continuing operations		**143.0**	**139.7**
Income tax expense	11	-37.2	-26.4
Result after tax from continuing operations		**105.8**	**113.3**
Result after tax from discontinued operations	4	11.1	3.8
Gain on sale of discontinued operations, net of tax	4	-	3.6
Result after tax from discontinued operations		**11.1**	**7.4**
Total result for the period		**116.9**	**120.7**
Attributable to:			
Equity holders of Nutreco		114.8	118.6
Minority interest		2.1	2.1
Total result for the period		**116.9**	**120.7**
Key figures per share for continuing operations	12		
Basic earnings per share for continuing operations (EUR)		3.02	3.24
Diluted earnings per share for continuing operations (EUR)		3.02	3.24
Basic earnings per share for continuing operations before impairment of goodwill (EUR)		3.02	3.24
Earnings per share for dividend calculation (EUR)		3.18	3.65
Weighted average number of ordinary shares outstanding during the year (x 1,000)		34,358	34,317
Weighted average number of ordinary shares for diluted earnings per share (x 1,000)		34,365	34,331
Number of ordinary shares outstanding as at 31 December (x 1,000)		34,279	34,256
Key figures per share (EUR)	12		
Basic earnings per share		3.34	3.46
Diluted earnings per share		3.34	3.46
Basic earnings per share before impairment of goodwill		3.34	3.46
Key figures operating result for continuing operations			
Earnings Before Interest, Tax and Amortisation (EBITA)		182.9	155.2
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)		233.5	197.1

Consolidated balance sheet

(EUR x million)	Note	31 December 2008	31 December 2007
Assets			
Property, plant and equipment	13	478.1	428.9
Intangible assets	14	286.2	318.5
Investments in associates	15	14.4	16.9
Other investments	16	35.8	43.1
Deferred tax assets	17	26.5	35.3
Total non-current assets		**841.0**	**842.7**
Inventories	18	281.7	266.7
Biological assets	19	102.6	75.0
Income tax receivables	17	12.4	15.4
Trade and other receivables	20, 27	721.8	585.0
Cash and cash equivalents	21	228.3	207.7
Total current assets		**1,346.8**	**1,149.8**
Total assets		**2,187.8**	**1,992.5**
Equity			
Issued and paid-up share capital	22	8.4	8.4
Share premium	22	159.5	159.5
Treasury shares	22	-28.0	-31.7
Hedging reserve	22	-14.1	-4.0
Retained earnings	22	444.1	388.5
Undistributed result	22	114.8	118.6
Translation reserve	22	-29.7	4.1
Equity attributable to equity holders of Nutreco		**655.0**	**643.4**
Minority interest	22	10.5	7.8
Total equity		**665.5**	**651.2**
Liabilities			
Interest-bearing borrowings	23	467.0	410.3
Employee benefits	24	9.0	9.1
Provisions	25	4.7	15.7
Deferred tax liabilities	17	11.9	18.4
Total non-current liabilities		**492.6**	**453.5**
Interest-bearing borrowings	23	128.4	87.3
Employee benefits	24	29.6	26.3
Provisions	25	7.5	18.8
Income tax liabilities	17	11.9	5.3
Trade and other payables	26, 27	852.3	750.1
Total current liabilities		**1,029.7**	**887.8**
Total liabilities		**1,522.3**	**1,341.3**
Total equity and liabilities		**2,187.8**	**1,992.5**

Statement of changes in equity

(EUR x million)	Issued and paid-up share capital	Share premium account	Treasury shares	Hedging reserve	Retained earnings	Undis-tributed result	Trans-lation reserve	Total attribu-table to equity holders	Minority interest	Total equity
As at 1 January 2007	**8.4**	**330.7**	**-45.8**	**-3.3**	**-72.6**	**519.5**	**7.2**	**744.1**	**5.5**	**749.6**
Transactions with shareholders										
Undistributed result					519.5	-519.5				
Dividend on ordinary shares					-32.6			-32.6	-0.5	-33.1
Stock dividend			27.0		-27.0					
Usage of treasury shares			2.2					2.2		2.2
Capital repayment		-171.2						-171.2		-171.2
Share-based payments					2.9			2.9		2.9
Options exercised			2.1					2.1		2.1
Repurchase shares			-17.2					-17.2		-17.2
Total transactions with shareholders		**-171.2**	**14.1**		**462.8**	**-519.5**		**-213.8**	**-0.5**	**-214.3**
Recognised income and expenses for the period										
Total result for the period						118.6		118.6	2.1	120.7
Tax effects on items processed directly in equity					-1.7			-1.7		-1.7
(De)consolidations									0.8	0.8
Foreign exchange translation differences							-3.1	-3.1	-0.1	-3.2
Changes in hedges of foreign exchange transactions				-0.6				-0.6		-0.6
Changes in cash flow hedges				-0.1				-0.1		-0.1
Total recognised income and expenses for the period				**-0.7**	**-1.7**	**118.6**	**-3.1**	**113.1**	**2.8**	**115.9**
As at 31 December 2007	**8.4**	**159.5**	**-31.7**	**-4.0**	**388.5**	**118.6**	**4.1**	**643.4**	**7.8**	**651.2**
Transactions with shareholders										
Undistributed result					118.6	-118.6				
Dividend on ordinary shares					-32.0			-32.0	-0.5	-32.5
Stock dividend			28.2		-28.2					
Usage of treasury shares			8.4		-7.0			1.4		1.4
Share based payment			-		3.1			3.1		3.1
Options exercised			0.2		-0.1			0.1		0.1
Repurchase shares			-33.1					-33.1		-33.1
Total transactions with shareholders			**3.7**		**54.4**	**-118.6**		**-60.5**	**-0.5**	**-61.0**
Recognised income and expenses for the period										
Total result for the period						114.8		114.8	2.1	116.9
Tax effects on items processed directly in equity					1.3			1.3		1.3
(De)consolidations									1.5	1.5
Foreign exchange translation differences							-33.9	-33.9	-0.4	-34.3
Changes in hedges of foreign exchange transactions				-1.4				-1.4		-1.4
Changes in cash flow hedges				-8.7				-8.7		-8.7
Total recognised income and expenses for the period				**-10.1**	**1.3**	**114.8**	**-33.9**	**72.1**	**3.2**	**75.3**
As at 31 December 2008	**8.4**	**159.5**	**-28.0**	**-14.1**	**444.2**	**114.8**	**-29.8**	**655.0**	**10.5**	**665.5**

Consolidated cash flow statement

(EUR x million)	Note	2008	2007
Total result for the period		**116.9**	**120.7**
Net financing costs – continuing operations	10	31.2	10.1
Share in results of associates	15	-2.1	-0.6
Income tax expense – continuing operations	11	37.2	26.4
Income tax expense – discontinued operations	2	-0.2	0.9
Impairment losses on long-lived assets	13	0.1	1.2
Impairment losses other investments	16	2.2	-
Depreciation continuing operations	13	50.6	41.9
Depreciation discontinued operations	2	-	0.9
Amortisation continuing operations	14	10.8	6.2
Amortisation discontinued operations	2	-	0.1
Negative goodwill	6,7	-10.2	-5.6
Equity settled share-based payment expense	24	3.1	2.9
Changes in fair value of other investments	16	0.3	2.3
Changes in fair value of biological assets	19	0.5	-1.3
Changes in fair value foreign exchange contracts	27	-1.8	0.1
Changes in fair value of commodity contracts	27	-1.9	0.8
Loss/gain on sale of property, plant and equipment		0.9	-0.9
Loss/gain on sale of discontinued operations, net of tax	4	-	-3.6
Cash flows from operating activities before changes in working capital and provisions		**237.6**	**202.5**
Decrease in working capital	32	-51.7	-46.6
Increase/decrease in employee benefits	32	4.1	-11.1
Decrease/increase in provisions	32	-22.7	6.1
Cash generated from operations		**167.3**	**150.9**
Interest received		6.5	12.5
Interest paid		-39.3	-22.2
Income taxes paid	11	-38.0	-23.8
Dividends received	15	1.5	22.5
Net cash from operating activities		**98.0**	**139.9**
Acquisition of property, plant and equipment	13	-86.2	-77.0
Acquisition of intangible assets	14	-4.0	-3.2
Acquisition of group companies net of cash acquired	6	-66.0	-391.7
Acquisition of minority interest	6	-	-8.8
Acquisition of associates	15	-0.1	-1.7
Acquisition of other investments	16	-0.4	-1.0
Proceeds from the sale of property, plant and equipment		3.8	2.2
Proceeds from the sale of intangible assets	14	-	0.1
Disposal of associates (previous year held for sale)	4	-	3.7
Disposal of subsidiaries net of cash disposed of	4	-	17.6
Proceeds from the sale of share in associates	15	2.0	0.2
Repayments on other investments	16	3.6	14.2
Payments of transaction costs		-0.9	-11.7
Net cash used in investing activities		**-148.2**	**-457.1**
Usage of treasury shares		1.4	4.3
Repayment of share capital	22	-	-171.2
Repurchase shares	22	-33.1	-17.2
Dividends paid to equity holders of Nutreco	22	-32.0	-32.6
Dividends paid to minority shareholders		-0.5	-0.5
Repayment of borrowings	32	-158.9	-29.7
Proceeds from borrowings	32	291.6	205.8
Net cash from/used in financing activities		**68.5**	**-41.1**
Increase/decrease in cash and cash equivalents		18.3	-358.3
Cash and cash equivalents at 1 January	21	135.4	495.9
Effect of exchange rate fluctuations on cash held		-1.9	-2.2
Cash and cash equivalents at 31 December	21	**151.8**	**135.4**
Cash and cash equivalents at 31 December	21	228.3	207.7
Bank overdrafts at 31 December		-76.5	-72.3
Cash and cash equivalents for the cash flow statement at 31 December	21	**151.8**	**135.4**

Notes to the consolidated financial statements

(1) Accounting policies used for the consolidated financial statements of Nutreco Holding N.V.

General

Nutreco Holding N.V. ('Nutreco' or 'the Company') is a company domiciled in The Netherlands. The consolidated financial statements of Nutreco for the year ended 31 December 2008 comprise Nutreco and its subsidiaries ('the Group') and Nutreco's interest in associates and jointly controlled entities.

Nutreco is an international animal nutrition and fish feed company. With its specific knowledge of animal nutrition and fish feed, Nutreco is able to create added value for its customers in about 80 countries around the world.

Nutreco had 9,278 employees (including third-party staff) at 31 December 2008. Nutreco operates approximately 100 production plants in 25 countries. Nutreco has eight leading research facilities to support its customers and its own animal nutrition and fish feed activities. The Company also has a selective presence in various stages of the meat production chain.

All disclosures are based on continuing operations. For comparison reasons some 2007 figures are adjusted (note 3 Segment reporting and note 27 Financial risk management and financial instruments).

Nutreco is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

The consolidated financial statements were determined for issuance by the Supervisory Board and the Executive Board on 19 March 2009.

1. Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS).

2. Basis of preparation

The consolidated financial statements are presented in millions of euro. They are prepared on the historical cost basis except for the following assets and liabilities which are stated at their fair value: derivative financial instruments, available for sales assets, investments in debt securities and certain biological assets.

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements by all Nutreco entities, except for the overviews 'Ten years of Nutreco income statement' and 'Ten years of Nutreco balance sheet' (pages 160-161), in which Dutch GAAP is applied for the period 1999 up to 2004.

The following accounting standards, amendments and interpretations are effective for Nutreco as from book year 2008:

(a) Early adopted by the Group
IFRS 8 'Operating segments' (effective from 1 January 2009) was early adopted as of 1 January 2007. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as is used for internal reporting purposes. In note 3 'Segment Reporting' the segment reporting is presented.

(b) Effective on 1 January 2008 but do not have an impact on the consolidated financial statements
- IFRIC 11 'IFRS 2 – Group and treasury share transactions' requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. The adoption of IFRIC 11/IFRS 2 by Nutreco has no impact on the financial statements.

- IFRIC 12 'Service concession arrangements' applies to contractual arrangements whereby a private segment operator participates in the development, financing, operation and maintenance of infrastructure for public segment services. IFRIC 12 does not have an impact on the consolidated financial statements because none of the Group's companies provides services in the public segment.
- IFRIC 14 'IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction'. IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. This interpretation does not have any impact on the group's financial statements for the year ended 31 December 2008.

3. Use of estimates and judgements

The preparation of consolidated financial statements requires management to make estimates and judgements that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and judgements are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the decisions about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and judgements.

The estimates and judgements are reviewed on an ongoing basis. Revisions to accounting estimates and judgements are recognised in the period in which the estimate and judgement is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Certain accounting estimates and judgements are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ from management's current estimates and judgements. The most important accounting estimates and judgements are described in note 31.

4. Basis of consolidation

4.1 Subsidiaries
Subsidiaries are those entities controlled by Nutreco. Control exists when Nutreco has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference ('negative goodwill') is recognised directly in the income statement. Acquisitions and divestments are described in note 4 and 6.

4.2 Investments in associates
Associates are those entities in which Nutreco has significant influence but no control over the financial and operating policies. This is generally accompanying an equity shareholding between 20% and 50% of voting rights. The consolidated financial statements include Nutreco's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Nutreco's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent Nutreco has incurred legal or constructive obligations or made payments on behalf of an associate. Investments in associates are disclosed in note 15.

4.3 Joint ventures
Joint ventures are those entities over whose activities Nutreco has joint control, established by contractual agreement. The consolidated financial statements include Nutreco's interest in a joint venture using the equity method. In the presentation of the consolidated financial statements, joint ventures are disclosed as an associate.

4.4 Equity securities
Equity securities consist of Nutreco's participation in several companies in which Nutreco does not have control or significant influence. In case the fair value cannot be measured reliably, the participations are valued at cost. Equity securities are disclosed in note 16.

4.5 Transactions eliminated on consolidation
Intra-group balances and transactions, and unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of Nutreco's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

A list of affiliated companies, drawn up in conformity with Book 2 of the Netherlands Civil Code, sections 379 and 414, is enclosed in this annual report on pages 170-172.

5. Foreign currency

5.1 Functional and presentation currency
Items included in the consolidated financial statements of each of the group entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). For one of our companies, the functional currency is not equal to the local currency. The consolidated financial statements are presented in 'euro', which is the Company's functional and presentation currency.

5.2 Foreign currency transactions
Transactions in foreign currencies are translated to the functional currency at the foreign exchange rate effective at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing as at the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies not qualifying as foreign operations that are stated at historical cost are translated into the functional currency at foreign exchange rates at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into functional currency at foreign exchange rates effective at the dates the fair values were determined.

5.3 Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into euro at foreign exchange rates effective at the balance sheet date. The revenues and expenses of foreign operations are translated into euro at rates approximating the foreign exchange rates effective at the dates of the transactions. Foreign currency differences are recognised directly in equity. Since 1 January 2004, Nutreco's date of transition to IFRS, such differences are recognised in the translation reserve. When a foreign operation is disposed of, in part or in full, the proportionate amount in the translation reserve is recognised in the income statement as part of the gain or loss on sale.

5.4 Net investment in foreign operations
Exchange differences arising from the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognised directly in equity, in the translation reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognised in the income statement (on the reporting line raw materials and consumables used). When the hedged net investment is disposed of, the cumulative amount in equity is transferred to the income statement as an adjustment to the profit or loss on disposal.

The principal exchange rates against the euro (EUR) used in the balance sheet and income statement are:

	Balance sheet		**Income statement**	
	31 December 2008	**31 December 2007**	**2008**	**2007**
Australian dollar per unit	0.49	0.60	0.57	0.61
Canadian dollar per unit	0.58	0.70	0.64	0.68
Chilean peso per 10,000	11.16	13.69	13.12	13.99
British pound sterling per unit	1.03	1.36	1.26	1.46
Norwegian krone per 100	10.16	12.54	12.15	12.47
US dollar per unit	0.71	0.68	0.68	0.73

6. Financial instruments

6.1 Non derivative financial instruments
Non-derivative financial instrument comprise equity and debt securities, trade and other receivables, cash and cash equivalents, interest-bearing borrowings and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described in the specific accounting principles.

6.1.1 Available-for-sale financial assets
Equity securities held by Nutreco are classified as being available for sale and are stated at fair value, if Nutreco has not been in the position to sufficiently obtain information to calculate or reliably estimate corresponding fair values, equity securities are valued at cost.

6.1.2 Held to maturity financial assets
Debt securities held by Nutreco are classified as being held to maturity and are stated at fair value. In case debt securities do not have a fixed maturity and that have either a fixed or a market-based variable rate of interest are measured at cost.

6.2 Derivative financial instruments
Nutreco uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate risks and commodity risk arising from operational, financing and investment activities. In accordance with its treasury policy, Nutreco does not hold or issue derivative financial instruments in relation to foreign exchange and interest risk for trading purposes.

Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivative financial instruments qualify for hedge accounting, recognition of any resulting gain or loss depends on the nature of the item being hedged (see accounting policy 7.1).

The fair value of derivative financial instruments is their quoted market price, or estimated market price at the balance sheet date, taking into account current interest rates, current exchange rates and current creditworthiness. In the event of a probable discontinuation, the fair value of the derivative financial instrument is the estimated amount that Nutreco would receive or pay to terminate the derivative financial instrument.

7. Hedging

7.1 Cash flow hedges
Where a derivative financial instrument is designated as a hedging instrument of the variability in cash flows of a recognised asset, liability or forecasted transactions, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The Group has documented at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement, as part of financial income and expense.

Nutreco has defined cash flow hedge relations for certain derivative financial instruments that cover interest risk as well as for some derivative financial instruments that are used to hedge the foreign exchange exposure of unrecognised monetary assets or liabilities (forecasted transactions).

7.2 Hedge of monetary assets and liabilities
Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement, as part of the financial income and expense.

7.3 Hedge of net investment in foreign operations
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement, as part of the financial income and expense.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Nutreco has several net investment hedges for its foreign operations.

8. Property, plant and equipment

8.1 Owned assets
Items of property, plant and equipment are stated at cost less accumulated depreciation (see accounting policy 8.4) and accumulated impairment losses (see accounting policy 14). Cost includes expenditure that is directly attributable to the acquisition of the asset. Government grants to compensate for the cost of an asset are deducted from the cost of the related asset.

8.2 Finance leases
Leases of property, plant and equipment where Nutreco has substantially all the risks and rewards of ownership are classified as finance leases. The property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and accumulated impairment losses.

8.3 Subsequent costs
Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other expenditure is recognised in the income statement as an expense when it is incurred.

8.4 Depreciation
Land is not depreciated. Depreciation is calculated according to the straight-line method, based on the estimated useful life of the related asset. The estimated useful lives are as follows:

Buildings	10-43 years
Equipment	3-25 years
Other major components	3-10 years

The depreciation method, useful lives and the residual value are assessed annually.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposals are determined by the difference between the proceeds and the carrying amount and are recognised in the income statement.

9. Intangible assets

9.1 Goodwill
Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures and has an indefinite useful life (see accounting policy 4.1 Purchase method of accounting).

In respect of acquisitions prior to 1 January 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under Dutch GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 are reviewed in respect of IFRS 1 and are not reconsidered in preparing Nutreco's opening IFRS balance sheet at 1 January 2004.

In respect to business combinations that have occurred since 1 January 2004, goodwill represents the excess of the cost of the acquisition over the interest in the fair value of the net identifiable assets acquired at the date of the acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets and is tested for impairment (see accounting policy 14).

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange. Goodwill on acquisitions of associates is included in investments in associates.

Separately recognised goodwill on subsidiaries is carried at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units or groups of cash-generating units and is tested at least annually for impairment, or whenever there is an indication for impairment. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from a business combination. Goodwill is not allocated to a level that is higher than the segment level (see accounting policy 24) and not lower than the level at which it is monitored for internal management purposes.

9.2 Concessions, licenses and quota
Acquired concessions and licenses have a definite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method over their estimated useful lives, but no longer than the contractual term.

Quota is acquired rights to sell poultry in markets in which sales of these products are regulated and limited by the government. Acquired quota has an indefinite useful life and is carried at cost less impairment losses. Quota is tested for impairment at least annually or whenever there is an indication for impairment.

9.3 Research and Development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when incurred.

Expenditure on development activities, whereby the findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised in case the product or process is technically and commercially feasible and Nutreco has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overhead expenses. Other development expenditure is recognised in the income statement as an expense when incurred.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised on a straight-line basis over the estimated useful life, which in the majority of cases is five years.

Development assets not yet ready for use are tested for impairment annually.

9.4 Brand names and customer relationships
Contractual customer relationships that are acquired by Nutreco through business combinations are recognised to the extent they can be separately identified and measured reliably. Customer relationships have a definite useful life and are carried at cost less accumulated amortisation and impairment losses.

Acquired brand names through business combinations are recognised to the extent they can be separately identified and measured reliably. Brand names have an indefinite useful life and are carried at cost less impairment losses. Brand names are tested for impairment at least annually or whenever there is an indication for impairment.

9.5 Other
Other intangible assets (mainly consisting of computer software) that are acquired by Nutreco have a definite useful life and are carried at cost less accumulated amortisation and impairment losses.

9.6 Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

9.7 Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets. Intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Concessions & licenses	20 years
Quota	indefinite
Capitalised development costs	5 years
Software/technology	3-5 years
Brand names	indefinite
Customer relationships	7-20 years

10. Inventories

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories cost includes an appropriate share of overhead expenses based on normal operating capacity.

11. Biological assets

Biological assets are stated at fair value less estimated sale costs, with any resulting gain or loss recognised in the income statement. Sale costs include all costs that would be necessary to sell the assets, including costs necessary to get the assets to market.

For a small part of the biological assets (mainly breeding eggs and parent stock), fair value cannot be estimated reliably and is therefore valued at cost less impairment losses.

12. Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less impairment losses (see accounting policy 14). A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

13. Cash and cash equivalents

Cash and cash equivalents comprise cash balances, transit cheques and call deposits. A call deposit is an investment account offered through banks which allows investors instant access to their accounts. Bank overdrafts that are repayable on demand and form an integral part of Nutreco's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

14. Impairment

Assets that are subject to depreciation and amortisation are assessed each balance sheet date to determine whether there is any indication for impairment. If any such indication exists, the asset's recoverable amount is estimated.

Goodwill and assets that have an indefinite useful life are not subject to amortisation and are tested at least annually for impairment or whenever there is an indication for impairment.

An impairment loss is recognised for the amount by which the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to a (group of) cash-generating units and then to reduce the carrying amount of the other assets in the (group of) cash-generating units on a pro rate basis, but not below the fair value less costs to sell of an asset (if determinable).

14.1 Calculation of recoverable amount
The recoverable amount of trade and other receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent to the asset. Receivables with a duration shorter than one year are not discounted.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the market assessment of the time value of money and the risks of the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

14.2 Reversals of impairment
An impairment loss with respect to a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss related to goodwill is not reversed.

With respect to other assets, an impairment loss is reversed if there has been an indication of a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

15. Equity

15.1 Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

15.2 Repurchase of shares
When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is net of any tax effects, recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction in equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

15.3 Dividends
Dividends are recognised as a liability in the period in which they are declared.

16. Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Preference share capital is classified as a liability as the dividend payments are not discretionary. Dividends thereon are recognised in the income statement as interest expense.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after balance sheet date.

17. Employee benefits

Nutreco operates various pension schemes. These schemes are generally funded through payments to insurance companies, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.

17.1 Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions to a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement when incurred. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

17.2 Defined benefit plans
A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. Nutreco's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on AA credit-rated bonds that have maturity dates approximating the terms of Nutreco's obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised. In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating Nutreco's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

When the calculation results in a benefit to Nutreco, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

17.3 Other long-term employee benefits

Nutreco's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on AA credit-rated bonds that have maturity dates approximating the terms of Nutreco's obligations. Any actuarial gains and losses are recognised in the income statement in the period in which they arise.

17.4 Profit sharing and bonus plans

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Nutreco has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

17.5 Share-based payment transactions

Certain Nutreco employees are granted Nutreco shares through the Performance Shares Plan, which is described in the Corporate Governance paragraph on pages 49-50. The fair value of the shares granted is recognised as a personnel expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the three year vesting period. Vesting is dependent on the performance of the Company calculated as total shareholders return (TSR) versus a peer group and occurs after three years from the grant date. Upon vesting the employees become unconditionally entitled to the shares. After vesting there is a two year lock up period. The economic value of the shares granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the shares were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting and except for differences between estimated and actual vesting due to market performance conditions.

Nutreco also has a Bonus Conversion Plan that entitles certain employees to convert part of their bonus in shares. This Plan is also described in the Corporate Governance paragraph on page 50.

Nutreco has no option plan anymore since 2004.

18. Provisions

A provision is recognised if, as a result of a past event, Nutreco has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits from the Company will be required to settle the obligation. Provisions are not recognised for future operating losses.

If the effect is material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a rate that reflects the market assessment of the time value of money and, where appropriate, the risks specific to the obligation. The increase in the provisions due to passage of time is recognised as interest expense.

18.1 Restructuring provision

A provision for restructuring is recognised when Nutreco has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly (internally and externally). Future operating costs are not provided for.

18.2 Legal claims

A provision for legal claims is recognised when management has been able to reliably estimate the expected outcome of these claims. The provision is measured at the value of the received claims and a weighing of all possible outcomes against their associated probabilities.

19. Trade and other payables

Trade and other payables are stated at amortised cost using the effective interest method.

20. Revenue

20.1 Goods sold

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. The risks and rewards of ownership of animal nutrition, meat and fish feed goods are considered to be transferred to the buyer by delivery upon client acceptance. No revenue is recognised if there are significant uncertainties regarding the collectability of the consideration due, if there is continuing management involvement with the goods, or in case the associated costs and possible return of goods can not be estimated reliably.

20.2 Government grants

Any government grant is recognised in the income statement as other income when there is reasonable assurance that it will be received and that Nutreco will comply with the conditions attached to it. In some countries compensation from the government is received for capital expenditure in property, plant and equipment. In these cases, the grants are deducted from the capitalised costs and are recognised in the income statement as a deduction on depreciation over the depreciation period. Research and development grants are deducted from the research and development costs.

21. Expenses

21.1 Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

21.2 Net financing costs

Financial expenses comprise interest expenses on borrowings, dividends on preference shares classified as liabilities, changes in the fair value of financial assets at fair value through profit or loss, financial lease expenses and losses on hedging instruments that are recognised in income statement (refer to accounting policy 7). All borrowing costs and the interest expenses component on finance lease payments are recognised in the income statement using the effective interest method.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial income comprises interest income on deposits, dividend income, interest income on available for sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and interest income on loans to related parties. Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income received from equity securities is recognised in the income statement on the date that the dividend is declared.

22. Income tax

Income tax expense in the income statement for the year comprises current and deferred tax. Income tax expense is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using statutory tax rates at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method. Deferred tax assets and liabilities are recognised for the expected tax consequences of temporary differences between tax bases of assets and liabilities and their reported amounts. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and Nutreco is able to control the reversal of the temporary difference. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets, including assets arising from loss carry-forwards, are only recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are not discounted. Changes in tax rates are reflected in the period that includes the enactment date.

23. Earnings per share

Nutreco presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the total result for the period attributable to equity holders of Nutreco by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the total result for the period attributable to equity holders of Nutreco and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

24. Segment reporting

A segment is a distinguishable component of Nutreco that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments (other than investment property) and related revenue, borrowings and related expenses, corporate assets (primarily Nutreco's headquarters) and head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

IFRS 8 'Operating segments' (effective from 1 January 2009) was early adopted as of 1 January 2007. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes.

25. Non-current assets and liabilities held for sale and discontinued operations

Non-current assets (or disposal groups comprising assets and liabilities) which are expected to be recovered principally through sale rather than through continuing use are classified as held for sale.

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in the income statement, even when there is a revaluation. The same applies to gains and losses on subsequent measurement. Gains are not recognised in excess of any cumulative impairment loss.

A discontinued operation is a component of Nutreco's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

26. Cash flow statement

The consolidated cash flow statement is drawn up on the basis of the indirect method. Cash flows in foreign currencies are translated into euro at the date of the transaction (refer to accounting policy 5).

27. New standards and interpretations not yet adopted

The following standards, amendments and interpretations to existing standards have been adopted by the IASB and have been endorsed by the EU, but are not yet effective and have not been early adopted by the Group:

- IAS 1 (Revised) 'Presentation of Financial Statements' (effective from 1 January 2009). It prohibits the presentation of items of income and expenses in the statement of changes in equity and requires 'non-owner changes in equity' to be presented separately from owner changes in equity in the statement of comprehensive income. It is allowed to leave-out the income statement, but a statement of comprehensive income is obliged. The group will apply IAS 1 (Revised) from 1 January 2009.
- IAS 28 (Amendment) 'Investments in associates' (and consequential amendments to IAS 32 'Financial Instruments: Presentation' and IFRS 7 'Financial instruments: Disclosures') (effective from 1 January 2009). An investment in associate is treated as a single asset for the purposes of impairment testing. Any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The group will apply the IAS 28 (Amendment) to impairment tests related to investments in subsidiaries and any related impairment losses from 1 January 2009.
- IAS 19 (Amendment) 'Employee benefits' (effective from 1 January 2009) clarifies how to record a change in benefit promises, administration costs, the distinction between short and long term employee benefits and contingent liabilities. The Group will apply the IAS 19 (Amendment) from 1 January 2009.
- IAS 20 (Amendment) 'Accounting for government grants and disclosure of government assistance' (effective from 1 January 2009). The benefit of a below market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39 'Financial instruments: Recognition and measurement' and the proceeds received with the benefit accounted for in accordance with IAS 20.
- IAS 23 (Revised) 'Borrowing costs' (effective from 1 January 2009). It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. Nutreco will apply IAS 23 (Revised) from 1 January 2009.
- IAS 27 (Amendment) 'Consolidated and separate financial statements' (effective from 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting for when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in the income statement. The group will apply IAS 27 (Revised) prospectively to transactions with non-controlling interests from 1 January 2010.
- IFRS 3 (Revised) 'Business combinations' (effective from 1 July 2009). The revised standard continues to apply the purchase method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The group will apply IFRS 3 (Revised) prospectively to all business combinations from 1 January 2010.
- IFRS 5 (Amendment) 'Non-current assets held-for-sale and discontinued operations' (effective from 1 July 2009). The amendment clarifies that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control. Relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The group will apply the IFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries from 1 January 2010.

Next to the changes mentioned above, there are other amendments to existing standards that are not effective yet, but are not expected to have a (material) impact on the consolidated financial statements.

28. Determination of fair values

(a) General
A number of Nutreco's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specifically to that asset or liability.

(b) Property, plant and equipment
The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property, plant and equipment is based on the market prices for similar items or is based on the appraisals of an external assessor.

(c) Intangible assets
The fair value of brand names acquired in a business combination is based on 'relief from royalty' method. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(d) Biological assets

The fair value of biological assets is based on discounted cash flows expected to be derived from the sale of the biological assets.

(e) Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventory.

(f) Other investments

The fair value of financial assets at fair value through the income statement, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(g) Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(h) Derivative financial instruments

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is in general estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free rate (based on interbank interest rates).

The fair value of interest rate swaps is estimated by discounting the difference between cash flows resulting from the contractual interest rates of both legs of the transaction, taking into account current interest rates and the current creditworthiness of the swap counter parties.

(i) Non-derivative financial instruments

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

(j) Share-based payments

The fair value of the performance share plan is measured using a binomial lattice model. The fair value of performance shares is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining the fair value.

(2) Reconciliation consolidated income statement

The reconciliation between continuing and discontinued operations is as follows:

(EUR x million)			2008			2007
	Continuing operations	**Discontinued operations**	**Total**	**Continuing operations**	**Discontinued operations**	**Total**
Revenue	**4,943.1**	**-**	**4,943.1**	**4,021.1**	**31.7**	**4,052.8**
Raw materials and consumables used	-3,983.5	-	-3,983.5	-3,174.1	-17.3	-3,191.4
Changes in fair value of biological assets	-0.5	-	-0.5	1.3	0.1	1.4
Changes in inventories of finished goods and work in progress	7.6	-	7.6	19.2	0.6	19.8
Gross margin	**966.7**	**-**	**966.7**	**867.5**	**15.1**	**882.6**
Other operating income	29.9	13.4	43.3	16.3	20.6	36.9
Personnel costs	-427.5	-0.3	-427.8	-368.3	-9.1	-377.4
Depreciation and amortisation expenses	-61.4	-	-61.4	-48.1	-1.0	-49.1
Impairment of long-lived assets	-0.1	-	-0.1	-1.2	-	-1.2
Other operating expenses	-335.5	-2.2	-337.7	-317.2	-13.3	-330.5
Operating result	**172.1**	**10.9**	**183.0**	**149.0**	**12.3**	**161.3**
Financial income	6.3	-	6.3	12.2	-	12.2
Financial expenses	-38.1		-38.1	-21.9	-0.5	-22.4
Foreign exchange result	0.6	-	0.6	-0.4	-	-0.4
Net financing costs	**-31.2**	**-**	**-31.2**	**-10.1**	**-0.5**	**-10.6**
Share in results of associates	2.1	-	2.1	0.8	-0.2	0.6
Result before tax	**143.0**	**10.9**	**153.9**	**139.7**	**11.6**	**151.3**
Income tax expense	-37.2	0.2	-37.0	-26.4	-4.2	-30.6
Total result for the period	**105.8**	**11.1**	**116.9**	**113.3**	**7.4**	**120.7**
Attributable to:						
Equity holders of Nutreco	103.7	11.1	114.8	111.2	7.4	118.6
Minority interest	2.1	-	2.1	2.1	-	2.1

Other operating income of discontinued operations includes the gain on the sale of discontinued operations.

(3) Segment reporting

Nutreco has structured its organisation in three business segments: Animal Nutrition, Fish Feed and Meat & Other. The segment Animal Nutrition contains the businesses Premix & Feed Specialities, Compound Feed Europe and Animal Nutrition Canada. The segment Meat & Other mainly refers to the poultry and pork production chains in Spain and poultry activities in Canada. The segments are in accordance with the management responsibilities and in line with internal reporting purposes.

In presenting information on the basis of secondary geographical segments, revenue is based on the geographical location of destination. Assets are based on the geographical location of the assets.

Primary segments

(EUR x million)	Revenue third parties		Intersegment revenue		Total revenue		Operating result before amortisation (EBITA)	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Animal Nutrition								
Premix & Feed Specialities	1,069.4	749.2	92.4	75.0	1,161.8	824.2	84.1	38.7
Compound Feed Europe	1,219.7	1,031.8	454.5	282.4	1,674.2	1,314.2	29.4	37.9
Animal Nutrition Canada	398.0	167.5	20.4	7.8	418.4	175.3	20.9	9.2
Total Animal Nutrition	**2,687.1**	**1,948.5**	**567.3**	**365.2**	**3,254.4**	**2,313.7**	**134.4**	**85.8**
Fish Feed	**1,169.9**	**1,192.9**	**7.4**	**8.4**	**1,177.3**	**1,201.3**	**67.7**	**71.0**
Meat & Other	**1,086.1**	**879.7**	**0.6**	**0.9**	**1,086.7**	**880.6**	**-0.4**	**22.3**
Eliminations	-	-	**-583.6**	**-379.8**	**-583.6**	**-379.8**	-	-
Corporate and other	-	-	**8.3**	**5.3**	**8.3**	**5.3**	**-19.6**	**-20.3**
Exceptional items	-	-	-	-	-	-	**0.8**	**-3.6**
Continuing operations	**4,943.1**	**4,021.1**	-	-	**4,943.1**	**4,021.1**	**182.9**	**155.2**
Discontinued operations	-	**31.7**	-	-	-	**31.7**	**10.9**	**12.3**
Consolidated	**4,943.1**	**4,052.8**	-	-	**4,943.1**	**4,052.8**	**193.8**	**167.5**

The effect of acquisitions in 2007 and 2008 on revenues is EUR 510.2 million.

Exceptional items

(EUR x million)	Exceptional items	
	2008	**2007**
Restructuring costs	-9.4	-11.1
Negative goodwill	10.2	5.6
Other	-	1.9
Total exceptional items	**0.8**	**-3.6**

Result for the period

(EUR x million)	Financial income		Financial expenses		Foreign exchange result		Share in results of associates		Income tax expense		Total result for the period	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Continuing operations	6.3	12.2	-38.1	-21.9	0.6	-0.4	2.1	0.8	-37.2	-26.4	105.8	113.3
Discontinued operations	-	-	-	-0.5	-	-	-	-0.2	0.2	-4.2	11.1	7.4
Consolidated	**6.3**	**12.2**	**-38.1**	**-22.4**	**0.6**	**-0.4**	**2.1**	**0.6**	**-37.0**	**-30.6**	**116.9**	**120.7**

Assets and liabilities by segment

(EUR x million)	Assets		Associates		Total assets		Liabilities		Total capital expenditure of PPE and intangible assets	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Animal Nutrition										
Premix & Feed Specialities	500.6	432.6	2.1	1.4	502.7	434.0	252.0	221.8	16.8	9.4
Compound Feed Europe	291.7	264.1	-	-	291.7	264.1	264.2	225.6	14.6	14.2
Animal Nutrition Canada	257.5	304.8	9.3	4.1	266.8	308.9	49.7	50.3	5.3	2.2
Total Animal Nutrition	**1,049.8**	**1,001.5**	**11.4**	**5.5**	**1,061.2**	**1,007.0**	**565.9**	**497.7**	**36.7**	**25.8**
Fish Feed	**590.8**	**501.5**	**0.8**	**-**	**591.6**	**501.5**	**288.0**	**233.5**	**40.1**	**38.8**
Meat & Other	**350.4**	**312.8**	**2.2**	**11.4**	**352.6**	**324.2**	**104.2**	**122.0**	**9.5**	**14.0**
Unallocated	182.4	159.8	-	-	182.4	159.8	564.2	488.1	3.9	1.5
Continuing operations	**2,173.4**	**1,975.6**	**14.4**	**16.9**	**2,187.8**	**1,992.5**	**1,522.3**	**1,341.3**	**90.2**	**80.1**
Discontinued operations	-	-	-	-	-	-	-	-	-	0.1
Consolidated	**2,173.4**	**1,975.6**	**14.4**	**16.9**	**2,187.8**	**1,992.5**	**1,522.3**	**1,341.3**	**90.2**	**80.2**

Other expenses by segment

(EUR x million)	Total depreciation and amortisation		Restructuring costs		Non-cash expenses other than depreciation and amortisation	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**
Animal Nutrition						
Premix & Feed Specialities	-11.7	-8.8	-3.4	-5.3	-3.2	3.2
Compound Feed Europe	-11.7	-10.2	-4.9	-2.6	1.4	-0.6
Animal Nutrition Canada	-9.7	-4.7	-0.4	-	-0.4	0.2
Total Animal Nutrition	**-33.1**	**-23.7**	**-8.7**	**-7.9**	**-2.2**	**2.8**
Fish Feed	**-16.8**	**-15.1**	**-1.1**	**-1.2**	**1.0**	**1.2**
Meat & Other	**-9.9**	**-8.0**	**-**	**-0.8**	**2.0**	**0.6**
Unallocated	-1.6	-1.3	-	-1.2	-20.0	-8.4
Continuing operations	**-61.4**	**-48.1**	**-9.8**	**-11.1**	**-19.2**	**-3.8**
Discontinued operations	-	-1.0	-	-	-	-
Consolidated	**-61.4**	**-49.1**	**-9.8**	**-11.1**	**-19.2**	**-3.8**

Secondary segments

(EUR x million)	Revenue third parties (destination)		Total assets		Total capital expenditure of PPE and intangible assets	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**
Spain	1,281.5	1,079.7	427.0	354.1	18.7	22.0
The Netherlands	832.6	596.9	400.0	349.0	10.9	6.8
Canada	485.2	258.7	356.6	419.8	7.3	4.0
Norway	462.7	462.2	175.9	157.3	16.8	24.0
Belgium	249.6	221.3	58.4	148.0	1.7	2.6
Germany	247.8	223.8	45.1	43.0	2.1	1.3
United Kingdom	226.0	166.4	83.2	85.0	7.3	1.7
USA	214.5	123.7	113.5	95.6	1.5	2.2
Chile	199.1	247.0	108.1	103.8	3.9	6.6
Italy	129.9	86.3	77.3	67.2	1.7	2.0
Australia	58.4	36.9	39.0	38.7	1.9	2.1
Japan	51.1	42.3	55.6	26.0	0.9	-
Other countries	504.7	507.6	248.1	105.0	15.5	4.9
Total	**4,943.1**	**4,052.8**	**2,187.8**	**1,992.5**	**90.2**	**80.2**

The growth in revenue third parties in Spain and Canada mainly relates to acquisition effects. The growth in The Netherlands mainly relates to increased raw material prices.

Most important customer in the segment Fish Feed is Marine Harvest which company accounts for less than 10% of the total annual sales of Nutreco. In the segment Meat & Other the Spanish supermarket chain Mercadona counts for less than 10% of the total Nutreco revenue.

(4) Discontinued operations and divestments

Financial results discontinued operations

The financial results attributable to the discontinued operations:

(EUR x million)	2008	2007
Results of discontinued operations		
Revenue	-	31.7
Expenses	-2.5	-26.3
Other operating income	13.4	-
Operating result from discontinued operations [1]	**10.9**	**5.4**
Share in results of associates	-	-0.2
Income tax expense	0.2	-1.4
Operating result from discontinued operations, net of tax	**11.1**	**3.8**
Gain on sale of discontinued operations	-	6.9
Financial expenses discontinued operations	-	-0.5
Income tax on gain on sale of discontinued operations	-	-2.8
Gain on sale of discontinued operations, net of tax	**-**	**3.6**
Total result for the period from discontinued operations	**11.1**	**7.4**
Basic earnings per share from discontinued operations (EUR)	0.32	0.22
Diluted earnings per share from discontinued operations (EUR)	0.32	0.22
Cash flows from discontinued operations		
Net cash from operating activities	5.7	24.2
Net cash from/(used in) investing activities	-	9.6
Net cash from/(used in) discontinued operations	5.7	33.8

1 Operating result 2007 is excluding gain on sale.

The operating result from discontinued operations 2008 of EUR 10.9 million is mainly composed of:

- Release of provisions for EUR 7.4 million (profit)
- Earn-out income related to a divestment in 2006 of in total EUR 5.9 million (profit)
- The impairment of a loan by EUR 2.2 million (loss)

The result from discontinued operations 2008 relates to discontinued operations of 2007 or earlier.

The following activities have been discontinued in 2007:

- Euribrid, international breeding activities
- L&K Karlsen Holding, fish farm activities in Norway
- Trouw Nutrition France, premix activities in France

The 2007 result, net of tax, of discontinued operations and divestments includes an amount of EUR 5.9 million, which relates to operations which have been discontinued in 2006 and 2005.

(5) Assets and liabilities held for sale

At 31 December 2007 as well as at 31 December 2008, no assets and liabilities are classified as held for sale.

(6) Acquisitions

Acquisitions 2008

In 2008, Nutreco acquired the following companies:

Marine Feed

On 11 January 2008, Skretting Japan acquired the fish feed production facilities of Marine Net Co. Ltd. Previous to the acquisition, Marine Feed already produced the majority of the fish feed for Skretting Japan. The purchase consideration amounts to EUR 10.2 million, including investments in working capital, property, plant and equipment. The annualized revenues of Marine Feed amount to EUR 29.0 million and 43 employees are involved in this transaction.

With this transaction Nutreco acquired the largest extruded feed factory in Japan, located in the international seaport city of Imari. This acquisition enables Skretting to further optimize its production. Hence, it allows Skretting to further secure the quality, safety and traceability of their products which is increasingly demanded by Japanese customers.

The fish market for Japanese marine fish is one of the biggest in the world with an annual production volume at around 600,000 ton. The major fish species for which feed is produced are yellowtail and red sea bream. Skretting had a market share in Japan of approximately 8%. This acquisition enables Skretting to further grow its business.

Silver Cup

On 18 January 2008, Skretting announced the acquisition of Nelson and Sons, Inc., the manufacturer of Silver Cup fish feed. The company has two production facilities near Salt Lake City, Utah in the USA. The total consideration for this transaction is EUR 10.1 million.

Nelson and Sons has 53 employees and started to produce fish feed in 1956. The company produces fish feed for the freshwater markets in Western USA, has a significant share in the Idaho trout business, and is also active in Canada and Mexico. The total annual feed production is around 30,000 ton and the annual revenues approximate EUR 20.0 million.

Copaga

On 1 February 2008, Nutreco completed the acquisition of the feed and meat assets of Copaga in Catalonia, Spain, for a total consideration of EUR 32.7 million. EUR 22.7 million of this consideration relates to the acquired feed production and pig integration businesses and includes investments in working capital. EUR 10.0 million is paid to obtain the ownership of the poultry processing facility which has been leased by Nutreco since July 2000. The acquisition adds approximately EUR 24 million in annual revenues and the workforce increases with 75 employees.

The feed factory has a capacity of approximately 300,000 ton and will strengthen Nutreco's market position in the region. The pig integration business of Copaga produces approximately 200,000 pigs per year.

Biofaktory

On 31 July 2008, Nutreco acquired Biofaktory, a premix & speciality feed company with production facilities in the Czech Republic and Slovakia. The purchase consideration is EUR 13.0 million.

Biofaktory is the market leader in premix & speciality feed in the Czech Republic and in Slovakia. The company also exports to other countries in Central and Eastern Europe. Having a strong research and development background and technical advisory focus, the company is capable to facilitate competitive animal production by its clients. In addition, Biofaktory holds 54% of the shares in Integra, a small layer pullet and hatchery company.

Biofaktory has annual revenues of approximately EUR 30 million and a workforce of 220 employees.

Negative goodwill

The acquisitions of Marine Feed, Copaga and Biofaktory resulted in a negative goodwill of EUR 10.2 million in total, which is reported in other operating income. Negative goodwill is the difference between the consideration paid and the net identifiable assets and liabilities. In accordance with IFRS 3, the information and valuation was reassessed before recognizing this negative goodwill as a profit in the income statement. The negative goodwill was partly offset by restructuring costs of EUR 4.0 million incurred for these acquisitions after the acquisition date.

Restructuring costs are recorded in other operating expenses and personnel costs.

Total results of Nutreco

Total revenues of these four acquired companies for the full year 2008 amount EUR 104.6 million. EUR 83.8 million is included in the consolidated financial statements.

The total results before tax of these acquired companies generated after acquisition amounts EUR 2.3 million in 2008. This amount is included in the consolidated results of Nutreco. The full year result before tax of these companies amounts EUR 6.7 million.

Assets and liabilities acquisitions 2008

The acquisitions in 2008 had the following effect on Nutreco's assets and liabilities on acquisition date:

(EUR x million)	Marine Feed			Silver Cup			Copaga			Biofaktory			Total		
	Recognised value	**Fair value adjustments**	**Carrying amounts**	**Recognised value**	**Fair value adjustments**	**Carrying amounts**	**Recognised value**	**Fair value adjustments**	**Carrying amounts**	**Recognised value**	**Fair value adjustments**	**Carrying amounts**	**Recognised value**	**Fair value adjustments**	**Carrying amounts**
Property, plant and equipment	12.2	3.4	8.8	4.4	2.4	2.0	27.2	8.1	19.1	9.9	2.7	7.2	53.7	16.6	37.1
Intangible assets	-	-	-	0.9	0.9	-	-	-	-	0.9	0.9	-	1.8	1.8	-
Investments in associates	-	-	-	1.1	0.9	0.2	-	-	-	-	-	-	1.1	0.9	0.2
Other investments	-	-	-	0.7	-	0.7	-	-	-	-	-	-	0.7	-	0.7
Biological assets	-	-	-	-	-	-	9.1	-	9.1	1.3	-	1.3	10.4	-	10.4
Inventories	0.8	-0.4	1.2	1.2	-	1.2	2.4	-	2.4	4.0	-	4.0	8.4	-0.4	8.8
Income tax receivable	-	-	-	-	-	-	-	-	-	0.1	-	0.1	0.1	-	0.1
Trade and other receivables	0.4	-	0.4	1.5	-	1.5	1.8	-	1.8	9.3	-	9.3	13.0	-	13.0
Cash and cash equivalents	0.3	-	0.3	0.4	-	0.4	-	-	-	4.7	-	4.7	5.4	-	5.4
Minority interest	-	-	-	-	-	-	-	-	-	-1.5	-	-1.5	-1.5	-	-1.5
Interest-bearing borrowings	-	-	-	-	-	-	-	-	-	-1.4	-	-1.4	-1.4	-	-1.4
Employee benefits	-	-	-	-0.2	-	-0.2	-	-	-	-	-	-	-0.2	-	-0.2
Deferred tax liability	-1.0	-1.0	-	-1.8	-1.8	-			-	-0.9	-0.7	-0.2	-3.7	-3.5	-0.2
Income tax liability	-	-	-	-	-	-	-2.3	-2.3	-	-0.1	-	-0.1	-2.4	-2.3	-0.1
Trade and other payables	-0.3	0.2	-0.5	-1.3	-	-1.3	-0.2	-	-0.2	-4.3	-	-4.3	-6.1	0.2	-6.3
Net identifiable assets and liabilities	**12.4**	**2.2**	**10.2**	**6.9**	**2.4**	**4.5**	**38.0**	**5.8**	**32.2**	**22.0**	**2.9**	**19.1**	**79.3**	**13.3**	**66.0**
Goodwill	-			3.8			-			-			3.8		
Negative goodwill	-1.5			-			-5.3			-3.4			-10.2		
Consideration paid (in cash)	**10.9**			**10.7**			**32.7**			**18.6**			**72.9**		
Cash acquired	-0.3			-0.4			-			-4.7			-5.4		
Net cash outflow	**10.6**			**10.3**			**32.7**			**13.9**			**67.5**		
Purchase consideration	10.2			10.1			32.7			13.0			66.0		
Transaction costs	0.4			0.2			-			0.9			1.5		

Acquisitions 2007

In 2008, the following adjustments have been made to the valuation of assets which are part of the acquisition of Nutreco Canada in 2007:

- a plant in Western Canada was written down for EUR 1.4 million (see note 13) with and offset to goodwill (see note 14);
- the information technology (see note 13) was reduced by EUR 1.1 million with an offset to tax;
- the investment in associates were adjusted by EUR 1.4 million (see note 15) with an offset to software (see note 14).

No cash was involved with these transactions.

Assets and liabilities acquisitions 2007

The acquisitions in 2007 had the following effect on Nutreco's assets and liabilities on acquisition date:

(EUR x million)	Nutreco Canada			Animal Nutrition BASF			Interkim			Total		
	Recognised value	Fair value adjustments	Carrying amounts	Recognised value	Fair value adjustments	Carrying amounts	Recognised value	Fair value adjustments	Carrying amounts	Recognised value	Fair value adjustments	Fair value adjustments
Property, plant and equipment	91.6	37.9	53.7	23.5	11.0	12.5	1.3	-	1.3	116.4	48.9	67.5
Intangible assets	112.0	112.0	-	6.9	6.4	0.5	-	-	-	118.9	118.4	0.5
Investments in associates	13.4	6.7	6.7	-	-	-	-	-	-	13.4	6.7	6.7
Other investments	2.2	-	2.2	-	-	-	-0.2	-0.2	-	2.0	-0.2	2.2
Inventories	18.2	-	18.2	14.8	-0.1	14.9	1.0	-	1.0	34.0	-0.1	34.1
Biological assets	4.3	-	4.3	-	-	-	-	-	-	4.3	-	4.3
Deferred tax assets	0.4	-	0.4	-	-	-	-	-	-	0.4	-	0.4
Trade and other receivables	51.1	-	51.1	12.9	-	12.9	0.2	-	0.2	64.2	-	64.2
Cash and cash equivalents	-	-	-	2.8	-	2.8	-	-	-	2.8	-	2.8
Minority interest	-	-	-	-	-	-	-0.6	-	-0.6	-0.6	-	-0.6
Interest-bearing borrowings	-3.4	-	-3.4	-	-	-	-	-	-	-3.4	-	-3.4
Provisions	-1.6	-	-1.6	-	-	-	-	-	-	-1.6	-	-1.6
Employee benefits	-4.2	-	-4.2	-1.3	-	-1.3	-	-	-	-5.5	-	-5.5
Deferred tax liability	-2.3	-2.3	-	-4.9	-4.1	-0.8	-	-	-	-7.2	-6.4	-0.8
Income tax liability	-0.3	-	-0.3	-	-	-	-	-	-	-0.3	-	-0.3
Trade and other payables	-28.2	-	-28.2	-11.1	0.8	-11.9	-1.2	-	-1.2	-40.5	0.8	-41.3
Net identifiable assets and liabilities	**253.2**	**154.3**	**98.9**	**43.6**	**14.0**	**29.6**	**0.5**	**-0.2**	**0.7**	**297.3**	**168.1**	**129.2**
Goodwill	109.1	-	-	-	-	-	0.4	-	-	109.5	-	-
Negative goodwill	-	-	-	-5.6	-	-	-	-	-	-5.6	-	-
Consideration paid	**362.3**	**-**	**-**	**38.0**	**-**	**-**	**0.9**	**-**	**-**	**401.2**	**-**	**-**
Cash acquired	-	-	-	-2.8	-	-	-	-	-	-2.8	-	-
Net cash outflow	**362.3**	**-**	**-**	**35.2**	**-**	**-**	**0.9**	**-**	**-**	**398.4**	**-**	**-**
Purchase consideration	358.2	-	-	32.8	-	-	0.7	-	-	391.7	-	-
Transaction costs	4.1	-	-	2.4	-	-	0.2	-	-	6.7	-	-

Acquisition of minority interest

In 2008 Nutreco acquired no minority interest.

In June 2007, Nutreco acquired the remaining 40% interest in Tenusa Trouw Nutrition Mexico for an amount of EUR 8.8 million in cash. With the acquisition in 2005 of 60% of the shares in the family-owned Mexican premix & speciality feed company Tenusa, parties agreed that Nutreco would gain full ownership within a defined period. The company had already been fully consolidated as Nutreco had full management control from the start of the venture. The carrying amount of Tenusa's net assets in the consolidated financial statements on the date of acquisition was EUR 6.6 million. Nutreco recognised an increase in goodwill of EUR 1.1 million.

The net assets and liabilities including acquisition of minority interest in 2007 at acquisition date:

(EUR x million)	Tenusa Mexico			Acquisitions subsidiaries			Total acquisition		
	Recognised value	**Fair value adjustments**	**Carrying amounts**	**Recognised value**	**Fair value adjustments**	**Carrying amounts**	**Recognised value**	**Fair value adjustments**	**Carrying amounts**
Property, plant and equipment	1.1	1.1	-	116.4	48.9	67.5	117.5	50.0	67.5
Intangible assets	0.5	0.5	-	118.9	118.4	0.5	119.4	118.9	0.5
Investments in associates	-	-	-	13.4	6.7	6.7	13.4	6.7	6.7
Other investments	-	-	-	2.0	-0.2	2.2	2.0	-0.2	2.2
Inventories	-	-	-	34.0	-0.1	34.1	34.0	-0.1	34.1
Biological assets	-	-	-	4.3	-	4.3	4.3	-	4.3
Deferred tax assets	-	-	-	0.4	-	0.4	0.4	-	0.4
Trade and other receivables	-	-	-	64.2	-	64.2	64.2	-	64.2
Cash and cash equivalents	-	-	-	2.8	-	2.8	2.8	-	2.8
Minority interest	-	-	-	-0.6	-	-0.6	-0.6	-	-0.6
Interest-bearing borrowings	-	-	-	-3.4	-	-3.4	-3.4	-	-3.4
Provisions	-	-	-	-1.6	-	-1.6	-1.6	-	-1.6
Employee benefits	-	-	-	-5.5	-	-5.5	-5.5	-	-5.5
Deferred tax liability	-0.5	-0.5	-	-7.2	-6.4	-0.8	-7.7	-6.9	-0.8
Income tax liability	-	-	-	-0.3	-	-0.3	-0.3	-	-0.3
Trade and other payables	6.6	-	6.6	-40.5	0.8	-41.3	-33.9	0.8	-34.7
Net identifiable assets and liabilities	**7.7**	**1.1**	**6.6**	**297.3**	**168.1**	**129.2**	**305.0**	**169.2**	**135.8**
Goodwill	1.1	-	-	109.5	-	-	110.6	-	-
Negative goodwill	-	-	-	-5.6	-	-	-5.6	-	-
Consideration paid (in cash)	**8.8**	**-**	**-**	**401.2**	**-**	**-**	**410.0**	**-**	**-**
Cash acquired	-	-	-	-2.8	-	-	-2.8	-	-
Net cash outflow	**8.8**	**-**	**-**	**398.4**	**-**	**-**	**407.2**	**-**	**-**
Purchase consideration	8.8	-	-	391.7	-	-	400.5	-	-
Transaction costs	-	-	-	6.7	-	-	6.7	-	-

(7) Other operating income

(EUR x million)	2008	2007
Negative goodwill released directly in the income statement (note 6)	10.2	5.6
Release of trade receivable provisions, not utilised (note 27)	3.1	4.9
Release of provisions, not utilised (note 25)	9.8	3.5
Interest received on trade receivables	2.2	1.7
Other	4.6	0.6
Total	**29.9**	**16.3**

Negative goodwill 2008 of EUR 10.2 million relates to the acquisitions of Marine Feed, Copaga and Biofaktory. Details are reported in note 6. Negative goodwill for 2007 of EUR 5.6 million relates to the acquisition of the premix & specialty feed activities of BASF.

Government grants

(EUR x million)	2008	2007
Research and development grants (recognised as research and development costs, part of other operating expenses): conditional	1.0	0.5
Research and development grants (recognised as research and development costs, part of other operating expenses): unconditional	1.0	1.3
Training grants (recognised as other operating income): unconditional	0.1	0.3
Total	**2.1**	**2.1**

No significant changes of government grants are expected for coming years.

(8) Personnel costs

(EUR x million)	2008	2007
Wages and salaries	261.5	226.0
Compulsory social security contributions	61.4	54.2
Third-party staff	44.4	37.9
Pension costs	13.7	14.6
Pension benefits	-0.1	-0.7
Increase in liability for long-term service obligations	-	0.3
Expense arising from performance shares	3.1	2.9
Expense arising from employee share participation plan	0.2	0.1
Other personnel costs (e.g. accrued bonuses and wages)	43.3	33.0
Total	**427.5**	**368.3**

The effect of acquisitions on personnel costs is EUR 42.7 million.

Personnel costs include EUR 3.1 million (2007: EUR 4.5 million) for restructuring expenses. The remaining part of restructuring expenses of EUR 6.3 million (2007: EUR 6.6 million) is accounted for as other operating expenses. See notes 3, 9 and 25.

Research and development expenses for continuing operations amount to EUR 17.1 million (2007: EUR 15.5 million) and are included in the above categories for EUR 9.7 million (2007: EUR 8.9 million). See also note 9.

(Average) number of employees

Breakdown by country of the (average) number of permanent employees in FTEs (on payroll):

	2008	2007
Spain	3,418	2,996
Canada	1,162	652
The Netherlands	1,017	985
China	683	630
Chile	432	511
United Kingdom	324	255
Norway	296	277
USA	272	150
Mexico	255	229
Poland	224	177
Germany	195	186
Belgium	179	169
Other countries	978	706
Average number of employees	**9,435**	**7,923**
Number of employees at 31 December	**9,278**	**9,090**

The acquisitions in 2008 caused an increase of 391 employees.

The average number of employees in Canada in 2007 is lower due to the fact that Nutreco Canada was acquired in July 2007.

(9) Other operating expenses

(EUR x million)	2008	2007
Energy & utility	67.8	53.6
Maintenance & repair	48.1	42.8
Rent & lease	26.0	23.0
Freight costs	25.0	36.0
Travel	23.5	20.7
Provision on trade receivables	23.2	8.8
Advertising & promotion	19.4	16.4
IT	13.8	9.7
Insurance	12.0	9.7
Communication	7.5	6.7
Provisions	7.1	15.5
Audit fees KPMG	2.9	3.1
Other	59.2	71.2
Total	**335.5**	**317.2**

Provisions include a restructuring provision of EUR 6.3 million (2007: EUR 6.6 million).

The increase of the addition to the provision on doubtful debtors regarding trade receivables by EUR 14.4 million is related to all Nutreco segments.

Research and development expenses for continuing operations amounted to EUR 17.1 million (2007: EUR 15.5 million) and are included in several of the other operating expenses for EUR 6.6 million (2007: EUR 5.7 million). Remaining research and development costs are included in personnel costs (EUR 9.7 million; 2007: EUR 8.9 million) and depreciation and amortisation expenses (EUR 0.9 million; 2007: EUR 0.8 million).

The effect of acquisitions on other operating expenses is EUR 30.7 million.

Audit fees KPMG

(EUR x million)	**2008**	**2007**
Audit fees	2.4	2.3
Audit-related fees	0.4	0.6
Tax fees	0.1	0.1
Other	-	0.1
Total	**2.9**	**3.1**

Audit-related fees primarily consist of fees in connection with sustainability, IT security audits, quarterly reviews, accounting advice.

(10) Net financing costs

Recognised in income statement

(EUR x million)	**2008**	**2007**
Interest on deposits	0.6	9.9
Other interest income	5.7	2.3
Financial income	**6.3**	**12.2**
Interest expense on syndicated loan	-16.8	-5.5
Interest expense on private placement	-6.7	-7.0
Dividend expense on cumulative preference shares	-4.5	-4.5
Interest expense on short-term loans and bank overdrafts	-6.4	-3.5
Other expenses	-3.7	-1.4
Financial expenses	**-38.1**	**-21.9**
Foreign exchange gains/(losses)	0.6	-0.4
Foreign exchange result	**0.6**	**-0.4**
Net financing costs	**-31.2**	**-10.1**

Financial income decreased to EUR 6.3 million (2007: EUR 12.2 million), mainly due to lower cash deposits.

Financial expenses increased to EUR 38.1 million (2007: EUR 21.9 million), mainly due to an increase of interest-bearing borrowings in 2008. Financial expenses include the dividend payable of EUR 4.0 million (2007: EUR 4.5 million) and the termination costs of EUR 0.5 million (2007: EUR 0.0 million) on 20% of the cumulative preference shares which was repaid and withdrawn.

Foreign exchange result amounts to an income of EUR 0.6 million (2007: EUR 0.4 million expense).

Nutreco purchased 1,248,300 of its cumulative preference shares 'A' from MaesInvest B.V. at a price of EUR 11.58 per share, including accrued dividend for the period from 1 January 2008 until the date of purchase. Following the cancellation of the 1,248,300 purchased cumulative preference shares 'A', MaesInvest B.V. and Fortis Utrecht N.V. both hold 2,496,600 cumulative preference shares 'A'.

(11) Income tax expense

In 2008, the income tax expense from continuing operations amounted to EUR 37.2 million (2007: EUR 26.4 million). The components of taxation on income are:

(EUR x million)	**2008**	**2007**
Current tax expense		
Current tax this year	-38.8	-11.0
Adjustments for prior years	-0.9	0.4
	-39.7	**-10.6**
Deferred tax expense		
Origination and reversal of temporary differences	19.5	-20.3
Benefit of losses recognised	-16.8	3.8
Change in tax rate	-0.2	0.7
	2.5	**-15.8**
Total income tax expense in income statement	**-37.2**	**-26.4**

The utilisation of losses recognised in 2008 is mainly due to positive results in The Netherlands and Norway.

The division of the income tax expense between The Netherlands and the rest of the world is as follows:

(EUR x million)	**2008**	**2007**
Total result before taxes		
The Netherlands	28.8	7.9
Rest of the world	114.2	131.8
Total result before taxes	**143.0**	**139.7**
Total tax charge		
The Netherlands		
Current tax	-2.0	-0.8
Deferred tax	-6.1	-2.5
Total income tax expenses	**-8.1**	**-3.3**
Rest of the world		
Current tax	-37.7	-9.5
Deferred tax	8.6	-13.6
Total income tax expenses	**-29.1**	**-23.1**
Total income tax expenses	**-37.2**	**-26.4**
Total result for the period after taxes	**105.8**	**113.3**
Effective tax rate	**26.0%**	**18.9%**

The movement in the current tax charge in the rest of the world is mainly due to increased profits in high taxed countries like the USA. The movement in the deferred tax charge in the rest of the world is due to movements in net operating losses and valuation differences in Canada, Chile, Norway and Spain.

Reconciliation of the weighted average statutory income tax rate as a percentage of result before taxes and the effective tax rate is as follows:

(EUR x million)		2008		2007
Total result before taxes	143.0		139.7	
Total income tax expenses	-37.2		-26.4	
Total result for the period after taxes	**105.8**		**113.3**	
Weighted average income tax	**-43.0**	**30.1%**	**-42.0**	**30.1%**
Tax effect of:				
- Change in valuation:				
• Utilisation of previously unrecognised tax losses	0.2	-0.1%	-0.1	0.1%
• Recognition of previously unrecognised tax losses	1.6	-1.1%	4.1	-2.9%
• New loss carry-forwards not expected to be realised	-0.9	0.6%	-0.4	0.3%
- Non-taxable income (including share in result non-consolidated)	3.4	-2.4%	1.4	-1.0%
- Non-tax-deductible expenses	-3.8	2.7%	-4.0	2.9%
- Tax incentives				
• Notional interest deduction Belgium	3.6	-2.5%	4.3	-3.1%
• Participation exemption	2.3	-1.7%	7.2	-5.2%
• R&D incentives	-	-	1.8	-1.3%
- Other	-0.6	0.4%	1.3	-1.0%
Effective income tax	**-37.2**	**26.0%**	**-26.4**	**18.9%**

The weighted average tax rate is based on the statutory corporate income tax rates applicable in 2008 in the various countries. The nominal rates vary from 12.5% (Ireland) to 40% (Japan), which compares with 2007. In the reconciliation of the weighted average effective tax rate, the share in results of associates is included.

The effective tax rate of 2008 is higher than 2007 mainly because of lower tax incentives, like the notional interest deduction in Belgium and participation exemption in The Netherlands.

The tax cash out versus the total tax charge is illustrated in the table below:

(EUR x million)	2008	2007
Total tax charge	-37.2	-26.4
Payments current tax	38.0	23.8

The increase in cash out is in line with the increase in results, especially in the USA.

(12) Earnings per share

Basic earnings per share

The calculation of the basic earnings per share at 31 December 2008 was based on the total result for the period attributable to equity holders of Nutreco of EUR 114.8 million (2007: EUR 118.6 million) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2008 of 34,358 (x 1,000) (2007: 34,317 x 1,000), calculated as follows:

(x 1,000 shares)	2008	2007
Number of ordinary shares at 1 January	**34,256**	**33,906**
Average effect of conversion of share options	3	83
Average effect of repurchase of shares	-449	-205
Average effect of shares issued in March [1]	17	12
Average effect of shares issued in May, stock dividend	413	345
Average effect of shares issued in July	61	-
Average effect of shares issued in July, stock dividend	5	58
Average effect of shares issued in August, stock dividend	52	118
Weighted average number of ordinary shares at 31 December	**34,358**	**34,317**

1 As a result of the employee share participation scheme, see also note 24.

The calculation of the diluted earnings per ordinary share is based on EUR 34,365 (x 1,000) (2007: 34,331 x 1,000) shares, taking into account the exercise of outstanding share options.

(x 1,000 shares)	2008	2007
Weighted average number of ordinary shares at 31 December	**34,358**	**34,317**
Effect of share options outstanding	7	14
Weighted average number of ordinary shares (diluted) at 31 December	**34,365**	**34,331**

The average market value of Nutreco's shares for the purpose of calculating the dilutive effect of share options is based on quoted market prices for the period that the options were outstanding.

Key figures per share

	2008	2007
Continuing operations		
Basic earnings per ordinary share for continuing operations (EUR)	3.02	3.24
Diluted earnings per ordinary share for continuing operations (EUR)	3.02	3.24
Basic earnings per share for continuing operations before impairment of goodwill (EUR)	3.02	3.24
Basic earnings per share for dividend calculation (EUR)	3.18	3.65
Average number of shares outstanding during the year (x 1,000)	34,358	34,317
Weighted average number of ordinary shares for diluted earnings per share (x 1,000)	34,365	34,331
Number of ordinary shares outstanding as at 31 December (x 1,000)	34,279	34,256
Discontinued operations (EUR)		
Basic earnings per share for discontinued operations	0.32	0.22
Diluted earnings per share for discontinued operations	0.32	0.22
Basic earnings per share for discontinued operations before impairment of goodwill and gain on sale of discontinued operations	0.32	0.11
Key figures per share (EUR)		
Basic earnings per share	3.34	3.46
Diluted earnings per share	3.34	3.46
Basic earnings per share before impairment of goodwill and gain on sale of discontinued operations	3.34	3.35

The earnings per share for dividend calculation are based on the total profit for the year, excluding impairment and book gains and losses on disposals.

(13) Property, plant and equipment

(EUR x million)	Land and buildings	Machinery and equipment	Other	Under construction	Total
Cost					
Balance at 1 January 2007	**265.8**	**535.2**	**69.3**	**36.9**	**907.2**
Capital expenditure	10.2	40.8	7.6	18.4	77.0
Disposals	-0.9	-5.5	-1.9	-	-8.3
Acquisitions through business combinations	56.9	56.1	2.4	2.1	117.5
Effect of movement in foreign exchange rates	-2.1	-1.2	-0.8	-0.7	-4.8
Balance at 31 December 2007	**329.9**	**625.4**	**76.6**	**56.7**	**1,088.6**
Balance at 1 January 2008	**329.9**	**625.4**	**76.6**	**56.7**	**1,088.6**
Capital expenditure	19.4	39.6	5.6	21.6	86.2
Disposals	-1.4	-11.0	-3.0	-0.1	-15.5
Acquisitions through business combinations	32.7	20.0	0.7	0.3	53.7
Final calculation acquisitions previous year [1]	-1.5	-0.8	-0.8	-	-3.1
Transfer from assets under construction	6.1	19.5	3.9	-29.5	-
Effect of movement in foreign exchange rates	-19.1	-43.9	-2.5	-4.0	-69.5
Balance at 31 December 2008	**366.1**	**648.8**	**80.5**	**45.0**	**1,140.4**
Accumulated depreciation and impairment losses					
Balance at 1 January 2007	**-142.4**	**-418.3**	**-65.2**	**-**	**-625.9**
Impairment losses continuing operations	-0.3	-0.9	-	-	-1.2
Depreciation continuing operations	-8.3	-28.9	-4.7	-	-41.9
Disposals	0.4	4.7	1.9	-	7.0
Effect of movement in foreign exchange rates	0.9	1.0	0.4	-	2.3
Balance at 31 December 2007	**-149.7**	**-442.4**	**-67.6**	**-**	**-659.7**
Balance at 1 January 2008	**-149.7**	**-442.4**	**-67.6**	**-**	**-659.7**
Disposals	0.1	8.6	2.0	-	10.7
Depreciation continuing operations	-9.9	-35.0	-5.7	-	-50.6
Effect of movement in foreign exchange rates	6.7	28.7	1.9	-	37.3
Balance at 31 December 2008	**-152.8**	**-440.1**	**-69.4**	**-**	**-662.3**
Carrying amount at 1 January 2007	**123.4**	**116.9**	**4.1**	**36.9**	**281.3**
Carrying amount at 31 December 2007	**180.2**	**183.0**	**9.0**	**56.7**	**428.9**
Carrying amount at 1 January 2008	**180.2**	**183.0**	**9.0**	**56.7**	**428.9**
Carrying amount at 31 December 2008	**213.3**	**208.7**	**11.1**	**45.0**	**478.1**

1 Main part relates to Nutreco Canada (EUR 2.5 million), see note 6 Acquisitions 2007.

In the income statement, the depreciation is allocated to the 'depreciation and amortisation expenses' and the impairment loss to 'impairment of long-lived assets'.

The impairment of EUR 1.2 million in 2007 related to the revaluation of the long-lived assets of assets acquired from premix and base mix business of BASF.

Assets not in use

As a consequence of lower fish feed production caused by fish diseases in Chile, the Pargua plant in Chile is temporarily closed. It is expected that in 2010 or 2011 the Pargua plant will be operational again. The book value of the related tangible assets at 31 December 2008 is EUR 9.1 million.

Assets under construction

During 2008 Nutreco acquired assets with the intention of constructing new factories or production lines. These costs are capitalised as assets under construction for an amount of EUR 45.0 million (2007: EUR 56.7 million).

At year-end 2008 the Company has committed EUR 5.0 million (2007: EUR 9.8 million) for future investments in property, plant and equipment.

Buildings and land in Czech Republic are pledged for an amount of EUR 0.8 million. There are no other property, plant and equipment pledged as security for liabilities.

Capital expenditure projects

During 2008, Nutreco invested for a total amount of EUR 90.2 million (2007: EUR 80.2 million) in property, plant and equipment and intangible assets. In addition to investments enabling growth in new markets, Nutreco has also invested in efficiency projects in more mature markets. This includes, amongst others, projects of further automation of the packaging processes as well as additional production lines enabling the flexibility to use different raw materials. On the other hand Nutreco maintained the quality level of its asset base by upgrading and replacement projects. The total expansion capital expenditure amounts to EUR 35 million in 2008.

Disposals

During 2008 Nutreco sold property, plant and equipment with a carrying amount of EUR 4.8 million. The loss on the sale of property, plant and equipment amounted to EUR 0.9 million and is recorded on the other operating expenses line in the income statement.

(14) Intangible assets

(EUR x million)	Goodwill	Conces-sions, licences and quota	Develop-ment costs	Software	Brand names	Customer relation-ships	Total
Cost							
Balance at 1 January 2007	**107.5**	**1.1**	**0.8**	**14.2**	**0.2**	**0.7**	**124.5**
Capital expenditure	-	-	0.1	3.1	-	-	3.2
Valuation put options	-1.8	-	-	-	-	-	-1.8
Transfer from other investment	0.2	-	-	-	-	-	0.2
Disposals	-	-	-	-1.0	-	-	-1.0
Final calculation acquisitions through business combinations 2006	2.5	-	-	-	-	-	2.5
Acquisitions through business combinations	110.6	48.0	7.0	1.3	22.3	40.8	230.0
Effect of movement in foreign exchange rates	-4.2	1.5	0.1	0.1	0.7	1.0	-0.8
Balance at 31 December 2007	**214.8**	**50.6**	**8.0**	**17.7**	**23.2**	**42.5**	**356.8**
Balance at 1 January 2008	**214.8**	**50.6**	**8.0**	**17.7**	**23.2**	**42.5**	**356.8**
Capital expenditure	-	-	-	4.0	-	-	4.0
Final calculation acquisitions previous year	2.0[1]	-	-	1.7[2]	-	-	3.7
Disposals	-	-	-	-1.5	-	-	-1.5
Acquisitions through business combinations	3.8	-	-	0.1	-	1.7	5.6
Effect of movement in foreign exchange rates	-18.3	-8.1	-1.2	-0.9	-3.7	-6.1	-38.3
Balance at 31 December 2008	**202.3**	**42.5**	**6.8**	**21.1**	**19.5**	**38.1**	**330.3**
Accumulated amortisation and impairment losses							
Balance at 1 January 2007	**-28.8**	**-0.7**	**-0.1**	**-3.9**	**-**	**-**	**-33.5**
Amortisation continuing operations	-	-	-0.4	-3.1	-	-2.7	-6.2
Disposals	-	-	-	1.0	-	-	1.0
Effect of movement in foreign exchange rates	0.7	-	-	-0.3	-	-	0.4
Balance at 31 December 2007	**-28.1**	**-0.7**	**-0.5**	**-6.3**	**-**	**-2.7**	**-38.3**
Balance at 1 January 2008	**-28.1**	**-0.7**	**-0.5**	**-6.3**	**-**	**-2.7**	**-38.3**
Disposals	-	-	-	1.2	-	-	1.2
Amortisation continuing operations	-	-	-0.7	-4.4	-	-5.7	-10.8
Effect of movement in foreign exchange rates	1.8	-	0.2	0.7	-	1.1	3.8
Balance at 31 December 2008	**-26.3**	**-0.7**	**-1.0**	**-8.8**	**-**	**-7.3**	**-44.1**
Carrying amount at 1 January 2007	**78.7**	**0.4**	**0.7**	**10.3**	**0.2**	**0.7**	**91.0**
Carrying amount at 31 December 2007	**186.7**	**49.9**	**7.5**	**11.4**	**23.2**	**39.8**	**318.5**
Carrying amount at 1 January 2008	**186.7**	**49.9**	**7.5**	**11.4**	**23.2**	**39.8**	**318.5**
Carrying amount at 31 December 2008	**176.0**	**41.8**	**5.8**	**12.3**	**19.5**	**30.8**	**286.2**

1 Main part relates to Nutreco Canada (EUR 1.4 million), see note 6 Acquisitions 2007.

2 Mainly relates to Nutreco Canada (EUR 1.4 million), see note 6 Acquisitions 2007.

The amortisation is allocated to the 'depreciation and amortisation expenses' of the income statement.

Business combinations in 2008 relate to the acquisition of Silver Cup and Biofaktory. Business combinations in 2007 relate to the acquisition of Nutreco Canada, Animal Nutrition BASF and Interkim (refer to note 6).

The movement in the valuation of put options of EUR -1.8 million relates to Nutrikraft India in 2007.

Impairment tests for assets with indefinite useful lives

Goodwill, quota and brand names are assets with an indefinite useful life. These assets are allocated to Nutreco's cash-generating units or groups of cash-generating units for the purpose of impairment testing. Goodwill is allocated to those cash-generating units that are expected to benefit from the business combination. Cash-generating units are operating divisions within the primary segments representing the smallest identifiable group of assets that generate cash flows that are largely independent of the cash flows from other assets or group of assets.

The carrying amounts for assets with indefinite useful lives have been allocated to the primary segments as follows:

(EUR x million)				2008				2007
	Goodwill	**Conces-sions, licences and quota**	**Brand names**	**Total**	**Goodwill**	**Conces-sions, licences and quota**	**Brand names**	**Total**
Segments								
Animal Nutrition								
Premix & Feed Specialities	56.9	0.2	0.3	57.4	55.5	0.2	0.2	55.9
Compound Feed Europe	5.4	-	-	5.4	5.4	-	-	5.4
Animal Nutrition Canada	76.9	-	19.2	96.1	88.3	-	23.0	111.3
Total Animal Nutrition	**139.2**	**0.2**	**19.5**	**158.9**	**149.2**	**0.2**	**23.2**	**172.6**
Fish Feed	**18.0**	**0.2**	**-**	**18.2**	**15.9**	**0.2**	**-**	**16.1**
Meat & Other	**18.8**	**41.4**	**-**	**60.2**	**21.6**	**49.5**	**-**	**71.1**
Total	**176.0**	**41.8**	**19.5**	**237.3**	**186.7**	**49.9**	**23.2**	**259.8**

The recoverable amount of a cash-generating unit with goodwill, quota or brand names is determined based on value-in-use assessment. These assessments use cash flow projections based on 3 year development plans which are approved by management. The revenue growth rate for the major and most important cash-generating units is between -16% and 17% for the segment Animal Nutrition, 4% and 19% for the segment Fish Feed and -2% and 4% for the segment Meat & Other. The EBITA/Revenue margin ranges for the major and most important cash-generating units between the 4% and 10%. Cash flows beyond that period are extrapolated using limited or no growth. Management believes that this longer forecast period is justified due to the long-term nature of the feed industry. Management determined the financial projections based on past performance and its expectations of market and business developments. The cash flow projections are discounted to their present value using a discount rate that reflects the market assessments of the time value of money and the risks of the asset. The discount rates are between 7.6% and 14.4% for the segment Animal Nutrition, 7.6% and 8.9% for the segment Fish Feed and amounts 8.5% for the segment Meat & Other. All assumptions are in line with normal business practice.

The company concluded that there were no needs for impairment losses. Management also performed sensitivity analyses around the current assumptions and concluded that no reasonably possible changes in key assumptions would cause the carrying amount of any cash-generating unit with goodwill, quota and/or brand names to exceed its recoverable amount.

Goodwill

Goodwill of EUR 176.0 million at 31 December 2008 consists mainly of goodwill related to the acquisition of Nutreco Canada for an amount of EUR 97.0 million (2007: EUR 109.9 million), Trouw Nutrition USA for an amount of EUR 24.6 million (2007: EUR 26.5 million) and Skretting Australia for an amount of EUR 11.8 million (2007: EUR 14.4 million). The increase of EUR 3.8 million relates to the acquisition of Silver Cup in 2008. The gross carrying value of goodwill is in total EUR 176.0 million (2007: EUR 186.7 million). There are no (accumulated) impairment losses in the goodwill balance as per 31 December 2008 and 31 December 2007.

Concessions, licenses and quota

Concessions, licenses and quota amount to EUR 41.8 million at year end and consist mainly of quota which has been acquired in 2007 as part of the acquisition of Nutreco Canada. Quota is acquired rights to sell poultry products in markets in which sales of these products are regulated and limited by the government.

Quota has an indefinite life as there is no indication to rescind the quota system.

Brand names

The useful lives of brand names have been determined on the basic factors, such as the economic environment, the expected use of an asset and related assets or groups of assets and legal or other provisions that might limit the useful life. Based on this assessment, the useful life is determined to be indefinite, since there is no foreseeable limit on the period of time over which brand names are expected to contribute to the cash flows of the Company.

The increase in 2007 of EUR 22.3 million is due to the acquisition of Nutreco Canada's brand names Shur-Gain and Landmark Feeds.

Customer relationships

The remaining average amortisation period for customer relationship assets is 18 years. The increase in 2008 of EUR 1.7 million relates to the acquisition of Silver Cup and Biofaktory (increase in 2007 EUR 40.8 million: caused by the acquisition of Nutreco Canada).

In 2008 and 2007 no impairment has been recognised.

There are no intangible assets whose titles are restricted or are pledged as security for liabilities.

(15) Investments in associates

Nutreco has the following investments in associates, direct or indirect through subsidiaries:

(EUR x million)		2008		2007
	Ownership	**Amount**	**Ownership**	**Amount**
Nanta de Venezuela C.A.	50%	2.1	50%	1.4
Couvoir Scott Ltée, Canada	50%	7.9	50%	11.5
Nieuwland Feed and Supply Ltd., Canada	40%	2.0	40%	2.3
Isoporc Inc., Canada	33%	1.1	33%	1.2
Gène-Alliance Inc., Canada	40%	0.3	40%	0.4
Yantzi's Feed & Seed Ltd., Canada	40%	0.1	40%	0.1
Ens partnership Canada	33%	0.9	-	-
		14.4		**16.9**

Nutreco is not responsible for the (contingent) liabilities of the associates.

Changes in investments in associates

(EUR x million)	2008	2007
As at 1 January	**16.9**	**2.1**
Share in results continued operations	2.1	0.8
Share in results discontinued operations		-
Dividends received	-1.5	-1.1
Share increase	0.1	1.7
Disposals [1]	-2.0	-0.2
Acquisitions through business combinations [2]	1.1	13.4
Effect of movement in foreign exchange	-2.3	0.2
As at 31 December	**14.4**	**16.9**

1 Disposals are related to the adjustment of the valuation of the assets of Nutreco Canada that were acquired in 2007, with an offset to goodwill.

2 The acquisition of 2008 relates to Ens partnership Canada, owned by Silver Cup. The acquisition of 2007 relates to Couvoir Scott Lée, Nieuwland Feed and Supply Ltd., Isoporc Inc., Gène-Alliance Inc. and Yantzi's Feed & Seed Ltd., owned by Nutreco Canada.

Breakdown of the share in results of associates

(EUR x million)	2008	2007
Nieuwland Feed and Supply Ltd., Canada	0.1	-
Couvoir Scott Ltée	0.7	0.3
Isoporc Inc.		0.1
Yantzi's Feed & Seed Ltd.		0.1
Gène-Alliance Inc.		-0.1
Nanta de Venezuela C.A.	1.3	0.4
	2.1	**0.8**

(16) Other investments

(EUR x million)	Equity securities		Debt securities		Total	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**
As at 1 January	**4.2**	**3.6**	**38.9**	**30.8**	**43.1**	**34.4**
Acquisitions through business combinations	-	0.3	0.7	28.7	0.7	29.0
Capital increase	0.1	-	0.3	-	0.4	-
Additions		-	-	1.0	-	1.0
Transfer from/(to) other balance items		0.3	-1.6	-5.2	-1.6	-4.9
Disposals/loans repaid		-	-3.6	-14.2	-3.6	-14.2
Value adjustments		-	-0.3	-2.3	-0.3	-2.3
Impairment		-	-2.2	-	-2.2	-
Effect of movement in foreign exchange	-0.4	-	-0.3	0.1	-0.7	0.1
As at 31 December	**3.9**	**4.2**	**31.9**	**38.9**	**35.8**	**43.1**

Equity securities consist of Nutreco's participation in companies in which Nutreco does not have control or significant influence. The financial statements of these participations for the financial year 2008 have not been approved and received before publishing the Nutreco results. As the fair value can therefore not be measured reliably the participations are valued at cost. However, based on the figures for the financial year 2007, no large difference is expected between cost and fair value.

Breakdown of debt securities

(EUR x million)	**2008**	**2007**
Loans to Dutch Nutreco Pension Fund	12.1	12.1
Loan related to divestment Euribrid	15.3	19.4
Loans to customers	4.5	7.4
	31.9	**38.9**

Loans to Dutch Nutreco Pension Fund

The loans to the Dutch Nutreco Pension Fund consist of a subordinated loan of EUR 7.0 million and a loan of EUR 5.1 million which have been granted by Nutreco to the Dutch Nutreco Pension Fund during 2003 and 2004. The interest rate is Euribor plus 0.5%. Repayment of the loans depends on fulfilling specific conditions by the Dutch Nutreco Pension Fund and approval by De Nederlandsche Bank.

Loan related to divestment Euribrid

The subordinated loan of EUR 15.3 million relates to the divestment of Euribrid in 2007. Part of the selling price of EUR 47.5 million will be paid in five annual instalments. The interest rate on the loan is 5% per annum. The nominal value of this loan amounts to EUR 24.6 million, of which EUR 3.0 million is deducted as settlement for eventual future claims (net present value of EUR 2.2 million reported in discontinued operations; see note 4). The loan has been discounted with an appropriate market discount rate, resulting in a value of EUR 19.9 million. The subordinated loan is accounted for under other investment for an amount of EUR 15.3 million and under trade and other receivables for the current portion of EUR 4.6 million.

Loans to customers

The loans to customers are mainly related to the sale of feed. Interest is charged based on normal business conditions.

Risks

Nutreco's exposure to credit, currency and interest rate risks related to other investments is disclosed in note 27.

(17) Deferred tax assets and liabilities

Deferred tax assets and liabilities relate to the following balance sheet captions:

(EUR x million)		2008		2007
	Assets	**Liabilities**	**Assets**	**Liabilities**
Property, plant and equipment	2.9	-11.1	2.9	-17.0
Intangible assets	14.4	-7.2	19.3	-7.8
Other non-current assets	-	-2.5	-	-4.1
Inventories	0.9	-0.5	0.4	-5.1
Biological assets	-	-2.1	-	-1.3
Trade and other receivables	5.9	-0.6	6.6	-
Employee benefits	0.6	-	0.8	-
Provisions	1.0	-10.3	1.2	-14.4
Trade and other payables	3.5	-2.7	2.1	-8.7
Total	**29.2**	**-37.0**	**33.3**	**-58.4**
Net deferred tax liabilities		**-7.8**	**-**	**-25.1**

The movements in net deferred tax liabilities stems from a reduction in valuation differences.

A specification of the net operating losses and the valuation allowance for net operating losses is provided in the table below:

(EUR x million)	Total NOL's		Total NOL's valuation allowance	
	2008	**2007**	**2008**	**2007**
The Netherlands	14.1	43.5	-	5.4
Rest of the world	67.8	108.6	47.2	53.7
Total	**81.9**	**152.1**	**47.2**	**59.1**
NOL's netted + capitalised	**34.7**	**93.0**		
NOL's valuation allowance	**47.2**	**59.1**		

The movement in net operating losses netted and capitalised stems from internal restructuring and loss utilisation in Norway and The Netherlands.

The effect of net operating losses on the net deferred tax liabilities is summarised in the table below:

(EUR x million)	**2008**	**2007**
Net deferred tax liabilities	**-7.8**	**-25.1**
Tax loss carried forward	16.2	31.1
Netting net operating losses	6.2	10.9
Net deferred tax assets	**14.6**	**16.9**

The deferred tax asset on NOL's is split up between tax loss carried forward and netting net operating losses. The latter figure is a result of netting deferred tax liabilities on valuation differences with deferred tax assets on net operating losses if applicable within a fiscal unity as a deferred tax liability will not materialise before the deferred tax asset on net operating losses is used.

Classification of the deferred tax assets and liabilities is as follows:

(EUR x million)	2008	2007
Deferred tax assets presented under non-current assets	26.5	35.3
Deferred tax liabilities presented under non-current liabilities	-11.9	-18.4
Net deferred tax assets	**14.6**	**16.9**

The movements of the net deferred tax assets are as follows:

(EUR x million)	2008	2007
As at 1 January	**16.9**	**43.5**
Recognised in income statement	2.9	-15.8
Recognised in equity	-	-1.7
Held for sale	-	-
Acquisitions	-3.7	-7.3
Effect of movement in foreign exchange	-3.1	0.7
Other	1.6	-2.5
As at 31 December	**14.6**	**16.9**

Movements in recognised deferred taxation during the year

	Balance 1 January 2007	Recognised in income statement	Recognised in equity	Acquired business combinations	Effect of movement in foreign exchange	Other	Balance 31 December 2007	Recognised in income statement	Acquired business combinations	Effect of movement in foreign exchange	Other	Balance 31 December 2008
Property, plant and equipment	-13.8	-0.1			-0.2		-14.1	9.0	-3.1			-8.2
Intangible assets	23.9	-6.0	-1.7	-3.0	0.4	-2.5	11.1	-0.6	-0.5	-2.8		7.2
Financial assets	-4.7	0.7		0.3	-0.1		-3.8	1.7	-0.4			-2.5
Inventories	-0.3	0.1		-4.6			-4.8	4.8		0.4		0.4
Biological assets	-1.0	-0.3					-1.3	-0.8				-2.1
Trade and other receivables	7.5	-0.6		-0.4	0.1		6.6	-1.3	-0.2	0.2		5.3
Employee benefits	0.6	-0.1		0.4			0.9	-0.3				0.6
Provisions	-17.3	4.6			-0.3		-13.0	0.5			3.2	-9.3
Trade and other payables	-1.3	-5.4					-6.7	7.0	0.5			0.8
Tax loss carry-forwards	40.1	-9.6			0.6		31.1	-13.0		-0.5	-1.6	16.0
Netting net operating losses	9.8	0.9			0.2		10.9	-4.3		-0.4		6.2
Benefits of R&D incentives								0.2				0.2
Total	**43.5**	**-15.8**	**-1.7**	**-7.3**	**0.7**	**-2.5**	**16.9**	**2.9**	**-3.7**	**-3.1**	**1.6**	**14.6**

Non-capitalised unused net operating loss

The total non-capitalised net operating loss is EUR 47.2 million for the financial year 2008 (2007: EUR 59.1 million) and consists of the following items:

			2008			2007
Expiration	**< 5 years**	**5-10 years**	**> 10 years**	**< 5 years**	**5-10 years**	**> 10 years**
Net operating loss	3.5	28.1	15.6	4.7	40.5	13.9

Deferred tax assets have not been recognised in respect of these items because, based upon the level of historical taxable income and projections for future taxable income, management believes that it is more likely that not sufficient tax profits will be available against which the benefits can be utilised. These non-capitalised unused net operating losses mainly relate to acquisitions and restructuring.

Income tax receivables and income tax liabilities

The income tax receivables of EUR 12.4 million (2007: EUR 15.4 million) represent the amount of income taxes recoverable in respect of current and prior periods that exceeds payment. The income tax liabilities amount to EUR 11.9 million in 2008 (2007: EUR 5.3 million). Income tax receivables and liabilities have been offset in cases where there is a legally enforceable right to set off current tax assets against current tax liabilities and when the intention exists to settle on a net basis or to realise the receivable and liability simultaneously.

Acquisitions in 2008 caused an increase of income tax liabilities of EUR 2.4 million and income tax receivables of EUR 0.1 million (reference note 6).

(18) Inventories

(EUR x million)	**2008**	**2007**
Raw materials	202.3	188.6
Finished products	79.4	78.1
Total	**281.7**	**266.7**

There are no inventories pledged as security for liabilities.

Inventory is 5.7% of the revenues (2007: 6.6%). Rate of inventory turnover in 2008 is 26 days (2007: 31 days).

Inventory increased in total by EUR 15.0 million, of which EUR 8.4 million is caused by acquisitions

The write-down of inventories to net realisable value amounted to EUR 3.7 million (2007: EUR 1.8 million).

(19) Biological assets

(EUR x million)	**2008**	**2007**
As at 1 January	**75.0**	**46.5**
Expenses capitalised	607.8	468.6
Decrease due to harvest and sales	-589.3	-445.8
Change in fair value less estimated sale costs	-0.5	1.3
Acquisitions through business combinations	10.4	4.3
Deconsolidations	-	-
Transfer assets classified as held for sale	-	-
Effect of movement in foreign exchange differences	-0.8	0.1
As at 31 December	**102.6**	**75.0**

The biological assets at 31 December 2008 relate mainly to animals held in Spain (2008: EUR 94.7 million, 2007: EUR 69.4 million) and Canada (2008: EUR 4.4 million, 2007: EUR 3.9 million). The increase in Spain in 2008 relates mainly to the acquired pig integration activities of Copaga.

Rate of livestock turnover is 37 days (2007: 33).

Acquisitions

With the acquisition of Biofaktory in August 2008, and its 54% participation in Integra, Nutreco acquired 236,000 numbers of poultry with a fair value of EUR 1.3 million.

In February 2008, 79,555 pigs of Copaga with a fair value of EUR 9.1 million were acquired.

Spain

The poultry stock in Spain comprised approximately 21.6 million animals (2007: 20.9 million). During the year Nutreco processed 146.0 million animals (2007: 147.8 million).

The pigs stock in Spain at 31 December 2008 comprised approximately 408,000 animals (2007: 347,000). During the year Nutreco sold 716,000 animals (2007: 388,000). In Spain, Nutreco applies a cost plus method to price its final products for its customers. For the valuation of most of the biological assets, Nutreco uses the cost plus model as an approximation of the fair value price.

Canada

The poultry stock in Canada comprised approximately 1.7 million animals (2007: 1.8 million). During the year Nutreco sold 13.2 million animals in Canada (2007 (five months): 5.7 million).

In Canada, Nutreco applies a cost plus method to price its final products for its customers. For the valuation of biological assets, Nutreco uses the cost plus model as an approximation of the fair value price.

Czech Republic

The poultry stock in the subsidiary Biofaktory in Czech Republic (layers) comprised approximately 105,000 animals. During the year (five months) Integra sold 14.9 million animals.

Breeding eggs and parent stock

For the amount of EUR 11.8 million (2007: EUR 3.8 million) relating to breeding eggs and parent stock both in Spain and Canada, the fair value cannot be determined reliably as no liquid market is available. Therefore, these are valued at cost price.

Nutreco is exposed to a number of risks related to biological assets:

Regulatory and environmental risk

Nutreco is subject to laws and regulations in various countries in which it operates. The Company has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage those risks.

Supply and demand risk

Nutreco is exposed to risks arising from fluctuations in the price and sales volume of poultry and pigs.

In Spain, Canada and Czech Republic, Nutreco applies a cost plus method for determining the sales price for the majority of Nutreco's poultry and pork activities.

Diseases and other risks

Animal diseases in agriculture and aquaculture can have a financial impact on individual Nutreco businesses. The risk to Nutreco is limited through the regional spread of the activities and the supply of feed for different animal species. As in the previous year an example hereof is the low production volumes of salmon in Chile as a result of a disease which resulted in lower fish feed volumes. The lower volumes in Chile are partly offset by higher volumes in Norway.

Nutreco's pigs and poultry activities are exposed to the risk of diseases. The Company has procedures in place aimed at monitoring and mitigating this risk.

In 2008 no special events related to the biological assets owned by Nutreco occurred that have had a material impact on the consolidated result of Nutreco.

The nature of the biological assets is explained more extensively in this annual report on page 86.

(20) Trade and other receivables

(EUR x million)	2008	2007
Trade receivables – third parties	598.0	508.4
Trade receivables – related parties	3.7	1.5
Trade receivables	**601.7**	**509.9**
Prepayments	9.0	8.1
Fair value foreign exchange derivatives	13.5	2.2
Fair value cross-currency interest rate derivates	9.7	-
Fair value interest rate derivates	0.3	-
Other receivables	87.6	64.8
Total trade and other receivables	**721.8**	**585.0**

Trade receivables are shown net of impairment losses amounting to EUR 58.8 million (2007: EUR 49.2 million). In 2008 EUR 23.2 million of impairment losses were recognised in the income statement (2007: EUR 8.8 million). See also note 7 and 9.

Nutreco's exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 27.

Nutreco has a credit insurance, in a number of countries, to mitigate the credit risk on customers.

The increase of trade and other receivables is for EUR 13.0 million caused by acquisitions.

Days sales outstanding (= turnover rate trade debtors) is 50 days (2007: 51 days).

(21) Cash and cash equivalents

(EUR x million)	2008	2007
Deposits	50.8	90.4
Bank accounts	168.6	112.7
Transit/checks	8.7	4.3
In hand	0.2	0.3
Cash and cash equivalents	**228.3**	**207.7**
Bank overdrafts	-76.5	-72.3
Cash and cash equivalents in the cash flow statement	**151.8**	**135.4**

Cash and cash equivalents are at Nutreco's free disposal (see note 27).

Acquisitions in 2008 caused an increase of cash and cash equivalents of EUR 5.4 million (reference note 6).

Bank overdrafts are included in the interest-bearing borrowings (note 23) in the balance sheet.

(22) Equity attributable to the equity holders of the parent

Share capital and share premium

The authorised share capital of the company at 31 December 2008 amounted to EUR 41.5 million (2007: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24.

All issued shares are fully paid up and include 34.868.682 ordinary shares and 6.241.500 Cumulative Preference shares 'A' as at 1 January 2008 (see also the Corporate Governance paragraph on page 51). This number has been reduced with 1,248,300 on 23 May 2008 following the purchase of 1,248,300 Cumulative Preference shares 'A' from Maesinvest B.V. in accordance with the resolution to buy-back shares passed at the Annual General Meeting of Shareholders of 15 April 2008.

An overview of the ordinary shares outstanding as per the beginning and the end of the year is disclosed in note 12.

Special rights regarding Nutreco shares are disclosed in Other information.

Dividends

On 8 May 2008 the Company delivered 413,004 as final stock dividend over the year 2007. The cash dividend was paid out on the same date and amounted to EUR 25.0 million.

In August 2008, the Company paid out an interim dividend of EUR 0.40 in cash per ordinary share. 151,236 shares have been delivered as interim stock dividend. On 21 August 2008, the remaining interim dividend of EUR 7.0 million has been paid in cash out of the retained earnings.

After the balance sheet date the following dividends were proposed by the Board:

The proposed dividend per ordinary share amounts to EUR 1.43 (2007: EUR 1.64). The final dividend of EUR 1.03 will be payable in cash or shares at the shareholder's option. The value of the stock dividend will be virtually equal to the cash dividend. The ex-trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the company of their preference, namely 6, 7 and 8 May 2009. Both the cash and stock dividends will be placed at the shareholders' disposal on 14 May 2009.

These dividends have not been provided for and income tax consequences are not recognised as a liability.

Treasury shares

The treasury shares are accounted for as a reduction of the equity attributable to the equity holders of the parent. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury stock on a FIFO basis. Any difference between the cost and the cash received at the time treasury shares are issued is recorded in retained earnings.

Nutreco acquired 699,374 (2007: 314,822) of its own shares through purchases on the Euronext Stock Exchange during the months April and May 2008. The total amount paid to acquire these shares was EUR 33.1 million (2007: EUR 17.2 million) and these shares are held as treasury shares. The Company has the right to reissue these shares at a later date. The shares are held in treasury for delivery upon exercise of share-based payments, liabilities arising from the employee share participation scheme and payment of (interim) stock dividend.

In 2008 Nutreco reissued 722,173 (2007: 664,775) treasury shares for stock dividend, performance shares and employee share participation scheme for a total consideration of EUR 36.8 million (2007: EUR 31.3 million).

The movements in the treasury shares can be summarised as follows:

(EUR x 1,000)		2008		2007
	Number of shares	**Amount**	**Number of shares**	**Amount**
As at 1 January	**612,423**	**31,729**	**962,376**	**45,754**
Options exercised	-3,950	-206	-49,725	-2,314
Employee share participation scheme	-17,218	-826	-11,711	-554
Repurchase	699,374	33,128	314,822	17,228
(Interim) stock dividend	-564,240	-28,202	-463,334	-21,879
Performance shares	-136,765	-7,564	-140,005	-6,506
As at 31 December	**589,624**	**28,059**	**612,423**	**31,729**

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. As at 31 December the hedging reserve amounts to EUR -14.1 million (31 December 2007: EUR -4.0 million).

Cash flow hedges have been defined for foreign exchange deals related to forecast transactions which will mature within 12 months and for interest rate swaps which will mature in 2010, 2012, 2013 and 2014. The fair value related to the foreign exchange deals amounts as at 31 December 2008 to EUR -0.3 million (31 December 2007: EUR 0.3 million) and the fair value relates to the interest rate swaps amounts as at 31 December 2008 to EUR -13.8 million (31 December 2007 EUR -3.7 million).

All cash flow hedges are effective as at 31 December 2008; during 2008 no ineffectiveness is recognised in the income statement. As at 31 December 2007 a cash flow hedge has been defined for cross-currency interest rate swaps, with a fair value of EUR 3.6 million, which is terminated in 2008. (see also note 27).

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of net investments in foreign operations, including intercompany loans with a permanent nature and liabilities that are used a net investment hedge for the net investments in foreign operations. As at 31 December 2008 the translation reserve amounts to EUR -29.8 million (31 December 2007: EUR 4.1 million). The decrease of EUR 33.9 million is mainly caused by fluctuations of the Norwegian krone and the Canadian dollar.

Minority interest

The minority interest mainly consists of Piensos Nanfor and Piensos Nanpro in Spain, Trouw Nutrition Turkey and Trouw Nutrition Russia.

(23) Interest-bearing borrowings

The total interest-bearing borrowings are as follows:

(EUR x million)	**2008**	**2007**
Interest-bearing borrowings (non-current)	467.0	410.3
Interest-bearing borrowings (current)	128.4	87.3
Total	**595.4**	**497.6**

The specification of interest-bearing borrowings (non-current) is as follows:

(EUR x million)	**2008**	**2007**
Interest-bearing borrowings (non-current)		
Syndicated loans	301.3	205.3
Private placement	110.1	136.1
Cumulative preference shares	54.5	68.1
Other long-term loans	1.1	0.8
	467.0	**410.3**
Breakdown of interest-bearing borrowings (non-current) by currency		
US dollar	110.1	136.1
Norwegian crown	20.3	-
Canadian dollar	186.3	205.3
Euro	145.6	68.9
Other currencies	4.7	-
	467.0	**410.3**

In March 2005, Nutreco issued a five-year committed revolving credit facility of EUR 550 million with an international syndicate of banks. The credit facility may be used for loans and guarantees in various currencies.

The financial covenants of the syndicated loan facility are related to net senior debt compared to EBITDA and EBITDA compared to net financing costs. EBITDA and net financing costs are calculated on 12-month rolling basis. The interest rates are based on Euribor or Libor of the applicable currency, whereas the interest margin is a function of the ratio of net senior debt to EBITDA.

In May 2004, Nutreco issued senior notes in a private placement in the United States of America for a total amount of USD 204.0 million. The senior notes consist of three tranches of USD 46.0 million, USD 80.0 million and USD 78.0 million with maturities of five, seven and ten years respectively. The first tranche of USD 46 million will mature in May 2009. The financial covenants of the private placement are related to net senior debt compared to EBITDA and EBITDA compared to net financing costs. EBITDA and net financing costs are calculated on a 12-month rolling basis. Interest rates are fixed for the life of each of the three tranches.

During 2008, Nutreco remained well within the financial covenants agreed upon with both the syndicated loan facility and the private placement. Reference is made to capital risk management in note 27.

Prior to the Initial Public Offering in 1997, Nutreco issued cumulative preference shares, which under IFRS classify as interest-bearing borrowings. Under the agreement between Nutreco and the holders of the cumulative preference shares, the latter receive a fixed annual dividend of 6.66%, which will be reset in December 2010. In 2008, Nutreco purchased 1,248,300 of the cumulative preference shares. At 31 December, the cumulative preference shares outstanding amount to EUR 54.5 million (2007: EUR 68.1 million).

In addition to the syndicated loan, the private placement and the cumulative preference shares, credit facilities of EUR 291 million (2007: EUR 321 million) are available to Nutreco. Of the total facilities of EUR 1,038 million, an amount of EUR 595.4 million had been used as at year-end 2008 (2007: EUR 1,078 and EUR 459 million, respectively). Reference is made to liquidity risk in note 27.

The average fixed interest rate on the interest-bearing borrowings as at 31 December 2008 is 4.96% (2007: 5.20%) and the average variable interest rate on the interest-bearing borrowings as at 31 December 2008 is 3.85% (2007: 5.67%). The interest rates of the major currencies are ranging from 2.42% to 6.66% (2007: 3.92% to 6.66%) depending on the currency of the debt. Reference is made to interest rate risk in note 27.

(EUR x million)	**2008**	**2007**
Interest-bearing borrowings (current)		
Bank overdrafts	76.5	72.3
Short-term loans	19.8	15.8
Current portion private placement	32.7	-
Amortisation refinancing costs	-0.6	-0.8
Total	**128.4**	**87.3**

Refer to note 27 for terms and conditions of outstanding loans.

Securities

All credit facilities are unsecured. Several group companies are jointly and severally liable for the amounts due to credit institutions. Credit facility agreements contain negative pledge and pari passu clauses.

(24) Employee benefits

The components of the employee benefits for the financial year to 31 December 2008 and for the financial year to 31 December 2007 are shown in the following table:

(EUR x million)	**2008**	**2007**
Present value of funded obligations	92.8	122.1
Present value of unfunded obligations	3.1	5.7
Fair value of plan assets	-87.4	-117.7
Present value of net obligations	**8.5**	**10.1**
Unrecognised actuarial gains and losses	-1.7	-3.3
Recognised liability for defined benefit obligations	**6.8**	**6.8**
Liability for defined contribution obligations	1.3	1.2
Liability for long-term service obligations	2.7	2.7
Liability for wages and bonuses to be paid	18.7	15.2
Liability for untaken holidays	9.1	9.5
Total employee benefits	**38.6**	**35.4**
Non-current employee benefits	*9.0*	*9.1*
Current employee benefits	*29.6*	*26.3*

Expenses and income recognised in the income statement

(EUR x million)	2008	2007
Expenses recognised in the income statement		
Current service costs	2.3	1.8
Interest costs	6.6	5.8
Expected return on plan assets	-6.5	-5.3
Settlement loss recognised	-	0.2
Amortisation of net loss	-	0.1
Expenses related to defined benefit obligations	**2.4**	**2.6**
Expense related to defined contributions obligations	11.3	12.0
Expense arising from long-term service obligations	-	0.3
Expense arising from performance shares	3.1	2.9
Expense arising from employee share participation plan	0.2	0.1
Other expenses	**14.6**	**15.3**
Total expenses recognised in the income statement	**17.0**	**17.9**
Income recognised in the income statement		
Closing defined benefit obligations in Belgium	-0.1	-0.4
Legislative change to the pension system in Italy	-	-0.3
Total income recognised in the income statement	**-0.1**	**-0.7**
Total expenses and income recognised in the income statement	**16.9**	**17.2**

The expenses and income are recognised in personnel cost in the income statement (see note 8).

The pension benefit of EUR 0.7 million in 2007 relates to the curtailment and settlement gains in Belgium and Italy.

Nutreco expects EUR 2.2 million in contributions to be paid to post employment benefit plans for the year ending 31 December 2009 (31 December 2008: EUR 2.3 million).

Defined benefit obligations

As at 31 December 2008, Nutreco has defined benefit plans in the following countries: Italy, Belgium, United Kingdom, Canada, The Netherlands, France, Germany and Norway.

In 2007, there was a change of the TFR system (statutory severance indemnity) in Italy. This statutory indemnity is from 1 July 2007 'largely funded'. This change impacts future expenses which will be directed to the INPS (National Social Security Institution) or to the external pension funds and no longer accrued in Nutreco's consolidated financial statements.

In 2007 a curtailment was recognised for the pension plan in Belgium related to the sale of Euribrid on 1 June 2007. Due to the curtailment the accrued expenses for 2007 were released at the date of sale.

The defined benefit pension plan in Ireland was closed in 2006. The assets and liabilities were transferred out on 14 June 2007 to the newly established defined contribution plan.

				2008				**2007**
	Active	**Deferred**	**Pensioners**	**Total**	**Active**	**Deferred**	**Pensioners**	**Total**
Belgium	110	54	-	164	114	39	-	153
Canada	273	-	-	273	273	-	-	273
France	77	-	-	77	70	-	-	70
Germany	80	19	37	136	79	20	34	133
Italy	171	-	-	171	171	-	-	171
The Netherlands	102	111	87	300	107	110	83	300
Norway	283	-	47	330	273	-	47	320
United Kingdom	-	322	109	431	-	344	87	431
Total	**1,096**	**506**	**280**	**1,882**	**1,087**	**513**	**251**	**1,851**

Plan assets related to defined benefit obligations

The plan assets consist of the following:

(EUR x million)		**2008**		**2007**
		%		%
Government bonds	40.6	46	59.7	51
Equity securities	25.2	29	54.8	47
Insurance	21.2	24	2.7	2
Real estate	0.4	1	0.5	-
Deposits	-	-	-	-
	87.4	**100**	**117.7**	**100**

Movement in the present value of the defined benefit obligations

The funded status of the pension plans and the amounts recognised as a company liability at 31 December 2008 and 31 December 2007 are as follows:

(EUR x million)	2008	2007
Present value of defined benefit obligations at 1 January	**127.8**	**105.8**
Current service costs	2.3	1.8
Interest costs	6.6	5.8
Contributions by plan participants	0.4	0.2
Actuarial gains and losses	-17.1	-7.4
Exchange rate changes	-18.2	-4.3
Benefits paid	-5.3	-3.8
Acquisitions	-	34.0
Plan curtailments	-	-0.6
Plan settlements	-0.6	-3.7
Present value of defined benefit obligations at 31 December	**95.9**	**127.8**

Movement in the fair value of plan assets related to defined benefit obligations

(EUR x million)	2008	2007
Fair value of plan assets at 1 January	**117.7**	**80.1**
Expected return on plan assets	6.5	5.3
Actuarial gains and losses	-17.3	-2.7
Exchange rate changes	-16.9	-3.8
Contributions by the employer	2.9	13.3
Contributions by plan participants	0.4	0.2
Benefits, expenses, taxes and premiums paid	-5.3	-3.5
Acquisitions/divestments	-	32.5
Plan settlements	-0.6	-3.7
Fair value of plan assets at 31 December	**87.4**	**117.7**

The actual return on plan assets was EUR -10.7 million (2007: 2.6 million).

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

Actuarial assumptions

The principal financial assumptions used on 31 December 2008 and 31 December 2007:

	Discount rate		Long-term rate of return on assets		Salary increases		Inflation (RPI)	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Germany	5.7	5.5	4.5	4.5	2.5	2.0	2.0	2.0
Italy	5.7	5.5	-	-	-	-	2.0	2.0
France	5.7	5.5	4.2	4.3	2.3	2.0	2.0	2.0
Belgium	5.7	5.5	6.6	6.4	3.5	3.5	2.0	2.0
UK	6.0	5.8	5.3	6.6	-	-	3.0	3.3
Norway	4.0	4.6	5.3	5.5	4.0	4.0	2.5	2.5
Canada	6.8	5.6	7.2	7.0	3.5	3.5	2.5	
The Netherlands	5.7	5.5	4.0	4.0	3.5	2.0+	2.0	2.0
	6.0	**5.6**	**5.5**	**6.1**	**3.5**	**3.0**	**2.5**	**2.7**

Historical information of experience gains and losses

(EUR x million)	**2008**	**2007**	**2006**	**2005**
Present value of defined benefit obligation	95.9	127.8	105.8	78.2
Fair value of plan assets	-87.4	-117.7	-80.1	-52.6
Deficit	**8.5**	**10.1**	**25.7**	**25.6**
Experience adjustments on plan liabilities	-6.3	-2.0	2.4	-
Experience adjustments on plan assets	-17.2	-2.7	1.2	-

The majority of the pension obligations are a defined contribution obligation, so the impact of defined benefit obligations is limited.

The table below shows the impact of discount rates on the results:

(EUR x million)	Discount rate in %	Benefit obligation determined at		
		Discount rate	**Discount rate +0.5%**	**Discount rate -0.5%**
Germany	5.7%	2.9	2.8	3.1
Italy	5.7%	2.6	2.5	2.8
France	5.7%	0.5	0.5	0.6
Belgium	5.7%	5.7	5.3	6.1
UK	6.0%	35.7	32.4	39.3
Norway	4.0%	5.8	5.3	6.4
Canada	6.8%	22.7	20.6	24.9
The Netherlands	5.7%	20.0	18.8	21.3
		95.9	**88.2**	**104.5**

Risks related to pension plans

Pension plans

Nutreco has defined benefit plans in Belgium, Canada, France, Germany, Ireland, Italy, The Netherlands, Norway and the United Kingdom. The plans cover approximately 1,882 (2007: 1,851) persons currently or previously employed within the Nutreco group. These plans require detailed reporting and disclosure information for the financial statements.

The volatility of the financial markets requires Nutreco to closely monitor the development of the funded status of the defined benefit pension plans in order to forecast the financial consequences hereof and to take actions in time.

For Nutreco the effects of the changes in the discount rate and the asset losses during 2008 do not impact the 2008 balance sheet position since for most pension plans gains and losses arising during the year are recognized on the balance sheet in the subsequent fiscal periods. The lower asset values and the amortisation of asset losses, subject to the 10% corridor, have resulted in an increase of 2009 expense which has been partially offset by reductions in the Service cost and Interest cost due to the increase in the discount rate and lower present value of defined benefit obligations at 31 December 2008 and lower Service cost for the France Retirement Indemnity and the plans in The Netherlands.

In addition to defined benefit plans Nutreco is engaged in defined contribution agreements with local pension funds of which the Dutch Nutreco Pension Fund is the most important one. The fund covers approximately 4,000 persons currently employed by Nutreco.

Share-based payments

Options

The Company had a share option plan effective as of 11 March 1998 on the basis of which options were granted up to and including 2003. Each option entitled the holder to purchase an ordinary share of EUR 0.24 par value at the exercise price corresponding to the closing price quoted seven days after publication of the annual results. In effect from 2001, the Company made a few changes to the regulations pertaining to the options granted since 2001. The exercise period was extended from five to seven years. None of the Executive Board members has any options outstanding. The movements in options held by other employees are shown further in this section.

Performance shares 2006 – Interim long-term incentive plan

The proposal to put in place an interim long-term incentive plan for the Executive Board for the year 2006 was adopted at the Annual General Meeting of Shareholders of 18 May 2006. For the year 2006 performance shares were granted, subject to the following conditions: (i) a number of performance targets were agreed with the Supervisory Board relating to the finalisation of the 'Rebalancing for Growth' strategy and the development of a new strategy, (ii) vesting would be subject to continued employment for at least two years, (iii) a lock-up applies for a period of five years from the date of vesting with an allowance to sell shares in order to satisfy taxes with regard to such shares and (iv) the shares would qualify for dividends over the year 2006 and following. At the Annual General Meeting of Shareholders of 2008, the Supervisory Board reported on the achievement of the different performance targets and informed the Annual General Meeting of Shareholders that it had resolved to the vesting of 70,000 performance shares granted to the Executive Board under the interim long-term incentive plan 2006 effective May 18, 2008. A five year lock-up restriction applies to these shares until May 18, 2013 with an allowance to sell shares to satisfy tax obligations resulting from the vesting of the performance shares. In accordance herewith, a total of 26,931 shares were sold.

Long-term incentive plan 2007 and following

At the Annual General Meeting of Shareholders, a new long-term incentive plan for the year 2007 and beyond received the approval of the General Meeting of Shareholders on 26 April 2007. The long-term incentive plan (LTI Plan) is designed to enhance the binding between the Executive Board's remuneration and the implementation of the Company's strategy over the longer term. The key terms of the approved LTI Plan applying as from 2007 are the following:

- On an annual basis, performance shares will be granted conditionally. The conditional grant will vest after a three-year performance period.
- The economic value at the moment of granting represents 100% of the base salary of the Chairman of the Executive Board and 95% of the base salary of the members of the Executive Board, and has been reduced to 85% of the base salary of the Chairman of the Executive Board and to 80% of the base salary of the members of the Executive Board as from 2008.
- The conditional grant will vest after a three-year performance period, subject to whether the Company achieves a pre-set level of Total Shareholder Return (TSR) relative to a peer group consisting of all companies listed on the Euronext Amsterdam AEX, AMX and AScX segments.
- No vesting takes place if the TSR achieved during the three-years vesting period is below the median position of the peer group. Vesting of

50% of the grant when the Company's TSR is at the median position, linearly up to a maximum 150% of the grant if the Company achieves the number one position within the peer group.

- A lock-up will be effective for a period of two years after vesting, with an allowance to sell shares as from vesting to satisfy taxes due.
- Participants of the plan are entitled to dividends each year, starting 2007.

The number of performance shares conditionally awarded to the Executive Board which can only be vested when performance targets are met, amounted 50,000 (2007: 47,633), of which shares granted to the CEO amounted 21,000 (2007: 19,643), and to each of the COO and the CFO 14,500 (2007: 13,995). In addition, a total of 85,700 (2007: 86,900) performance shares were awarded to the Management Team and a number of senior executives of the Company. These performance shares are subject to the same terms and conditions as those applying to the Executive Board.

Movements in outstanding shares of the members of the Executive Board

The movements in the number of shares outstanding of the members of the Executive Board can be summarised as follows:

	Granted	Vesting	Expiration	As of 1 January 2008	Granted	As of 31 December 2008	
						To be vested	Restricted
W. Dekker							
Performance shares [1]	2004/2005	Early vesting April 2006	Restricted until 2011	-	-	-	38,500
Performance shares [2]	2006	2008	Restricted until 2013	30,000	-	-	20,166
Performance shares [3]	2007	2010	Restricted until 2012	19,643		19,643	-
Performance shares [4]	2008	2011	Restricted until 2013		21,000	21,000	
C.J.M. van Rijn							
Performance shares [1]	2004/2005	Early vesting April 2006	Restricted until 2011	-	-	-	25,665
Performance shares [2]	2006	2008	Restricted until 2013	20,000	-	-	9,335
Performance shares [3]	2007	2010	Restricted until 2012	13,995		13,995	-
Performance shares [4]	2008	2011	Restricted until 2013		14,500	14,500	
J.B. Steinemann							
Performance shares [1]	2004/2005	Early vesting April 2006	Restricted until 2011	-	-	-	33,315
Performance shares [2]	2006	2008	Restricted until 2013	20,000	-		13,568
Performance shares [3]	2007	2010	Restricted until 2012	13,995		13,995	-
Performance shares [4]	2008	2011	Restricted until 2013		14,500	14,500	

1 Vesting of the performance shares 2004/2005 took place in 2006. Shares are restricted until 6 March 2011. Shares are entitled to dividend and the dividend is freely available.

2 As performance targets were met vesting of the 2006 performance shares took place in 2008, and the shares are restricted until 2013 with an allowance to sell shares to satisfy taxes due. Shares are entitled to dividend and the dividend is freely available.

3 If performance targets are met vesting of the 2007 performance shares will take place on 1 April 2010, after which the shares are restricted until 1 April 2012. The shares are entitled to dividend and the dividend is restricted until 1 April 2010.

4 If performance targets are met vesting of the 2008 performance shares will take place on 1 April 2011, after which the shares are restricted until 1 April 2013. The shares are entitled to dividend and the dividend is restricted until 1 April 2011.

Movements in the options of other (former) employees

The movements in the options of other (former) employees may be summarised as follows:

	Granted	Expiration	As of 1 January 2008	Exercised	Lapsed	As of 31 December 2008	Exercise price (EUR)
Options	2001	2008	40,807	-	40,807	-	48.20
	2002	2009	11,575	2,450	-	9,125	35.93
	2003	2010	11,800	1,500	-	10,300	12.23
Total options outstanding			**64,182**	**3,950**	**40,807**	**19,425**	

All of the 19,425 outstanding options are exercisable. Options exercised in 2008 resulted in 3,950 shares being delivered out of the own shares held in treasury.

Bonus conversion plan

A bonus conversion plan was introduced in 2007 for members of the Management Team and a range of senior executives. Under the terms of the plan, the eligible managers, with the exclusion of the members of the Executive Board, are entitled, but not obliged, to invest part of the proceeds of the bonus which is awarded to them (if any) in shares of the Company. After a three-year period, the Company will match the eligible managers' investment in a ratio ranging from a guaranteed 25% linearly up to maximum 300% depending on the Company's TSR performance over the three-year period. A lock-up period of two years will apply to the bonus conversion shares.

In the year under review, 53 participants (2007: 57) invested in a total of 9,365 (2007: 7,072) shares.

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board decides whether the Company's performance allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional shares. Bonus conditions may change from one year to another. The purchase price per share equals the closing market price 21 days after the publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit during a period of three years. During this period, these shares cannot be sold or transferred.

In February 2008, the Supervisory Board decided that the 2007 results of the Company allowed the execution of the employee share participation scheme. Under this plan, employees bought 17,218 shares during 2008 (2007: 11,711).

Remuneration of members of the Executive Board and of the Supervisory Board

Remuneration for the members of the Executive Board

(EUR)	Salary costs	Bonus	Pension costs	Total 2008	Total 2007
W. Dekker	639,646	409,920	128,833	1,178,399	1,021,409
C.J.M. van Rijn	433,968	250,100	133,824	817,892	695,339
J.B. Steinemann	439,197	250,100	103,997	793,294	708,010
	1,512,811	**910,120**	**366,654**	**2,789,585**	**2,424,758**

Other remuneration

The table below summarises the income statement charges for performance shares 2006, 2007 and 2008:

(EUR)	**2008**	**2007**
W. Dekker	556,719	858,799
C.J.M. van Rijn	382,637	580,264
J.B. Steinemann	382,637	580,264
	1,321,993	**2,019,327**

Remuneration for the members of the Supervisory Board

(EUR)	**Board remuneration**	**Committee remuneration**	**Total 2008**	**Total 2007**
R. Zwartendijk	55,000	5,000	60,000	60,000
Y. Barbieux	43,000	5,000	48,000	48,000
L.J.A.M. Ligthart	43,000	22,000	65,000	63,000
J.M. de Jong	43,000	7,500	50,500	50,500
J.A.J. Vink	43,000	7,500	50,500	50,500
	227,000	**47,000**	**274,000**	**272,000**

Shares owned by the Executive Board and Supervisory Board

Members of the Executive Board are shareholders of the Company.

As at 31 December 2008, the members of the Executive Board jointly held 141 ordinary shares (2007: 14,199 shares), of which 0 shares (2007: 13,805 shares) were held by Mr W. Dekker, 0 shares (2007: 0 shares) were held by Mr J.B. Steinemann and 141 shares (2007: 227 shares) by Mr C.J.M. van Rijn. No restrictions apply to these shares.

In addition, the Executive Board held 97,480 shares (2007: 97,480 shares) resulting from the long-term incentive programmes 2004 and 2005, for which a lock-up restriction applies. From these shares 38,500 shares (2007: 38,500 shares) were held by Mr W. Dekker, 33,315 shares (2007: 33,315 shares) by Mr J.B. Steinemann and 25,665 shares (2007: 25,665 shares) by Mr C.J.M. van Rijn. The dividend to these shares is freely available.

In addition, the Executive Board held 43,069 shares resulting from the long-term incentive programme 2006, for which a five year lock-up restriction applies. From these shares 20,166 shares were held by Mr W. Dekker, 13,568 shares by Mr J.B. Steinemann and 9,335 shares by Mr C.J.M. van Rijn. The dividend to these shares is freely available. Furthermore, Mr C.J.M. van Rijn held 129 shares resulting from the Employee Share Participation Scheme.

The Executive Board members have also been conditionally granted 97,633 performance shares under the 2007 and 2008 long-term incentive programmes of which 40,643 performance shares were held by Mr W. Dekker, 28,495 performance shares by Mr J.B. Steinemann and 28,495 performance shares were held by Mr C.J.M. van Rijn.

One Supervisory Board member, Mr Y. Barbieux, held 466 ordinary shares (2007: 466 shares).

For the movement in stock options and performance shares held by the Executive Board and other managerial staff, please refer to pages 131-132 of the consolidated financial statements.

(25) Provisions

The changes can be specified as follows:

(EUR x million)	Restructuring	Claims	Guarantees	Total
As at 1 January 2008	**12.6**	**20.9**	**1.0**	**34.5**
Additions charged	6.3	0.6	0.2	7.1
Release [1]	-1.8	-14.9	-0.5	-17.2
Transfers to other balance sheet items	-	0.8	-	0.8
Transfers	-0.2	0.6	-0.4	-
Utilised	-8.0	-4.5	-0.1	-12.6
Effect of movement in foreign exchange	-0.4	-	-	-0.4
As at 31 December 2008	**8.5**	**3.5**	**0.2**	**12.2**
Non-current	1.6	3.0	0.1	4.7
Current	6.9	0.5	0.1	7.5

1 The release of the provisions is for EUR 9.8 million recorded in other operating income (note 7) and for EUR 7.4 million in discontinued operations (note 4).

Restructuring

Additions charged in 2008 of EUR 6.3 million mainly consist of restructuring of compound feed activities in South and West Europe and premix & speciality feed activities in Italy. The remainder part of the total restructuring costs charged, for an amount of EUR 3.1 million is recognised as Personnel costs in the income statement (see note 8). In 2007 mainly as a consequence of the restructuring of the premix & speciality feed activities in the United Kingdom and compound feed activities in Western Europe an amount of EUR 6.6 million was recognised in the income statement.

Claims

A number of claims are pending against Nutreco Holding N.V. and certain of its group companies. These claims were issued by suppliers, customers, former employees and consumers. Part of these claims was provided for in previous years.

While the outcome of these disputes cannot be predicted with certainty, management believes that, based upon legal advice and information received, the final decision will not materially affect the consolidated position of Nutreco. To the extent management has been able to estimate the expected outcome of these claims, a provision has been recorded as at 31 December 2008.

The major part of the provision for claims as at 31 December 2008 consists of exposures from several customers of Nutreco which relate to discussions about past supplies.

Most claims are expected to be completed within two years from the balance sheet date.

Guarantees

The provision for guarantees as at 31 December 2008 relates to bank guarantees issued by Nutreco for loans made by third parties to group customers.

(26) Trade and other payables

(EUR x million)	2008	2007
Trade creditors – third parties	625.4	555.5
Taxes and social security contributions	15.6	9.9
Other liabilities	69.7	68.2
Deferred income and accrued expenses	109.9	99.1
Fair value foreign exchange derivates	6.4	0.4
Fair value cross-currency derivates	-	13.3
Fair value interest rate derivates	14.1	3.7
Fair value commodities	11.2	-
Total	**852.3**	**750.1**

The exposure of Nutreco to currency and liquidity risk related to trade and other payables is disclosed in note 27.

The inflation of raw material prices in the first half of the year and the credit crisis have increased the payment terms of trade creditors. On the other hand, the increased presence of trading companies in the markets for raw materials partly mitigated this effect.

Trade and other payables increased by EUR 6.1 million as a consequence of acquisitions in 2008.

Fair value commodities are products of value and uniform quality that are produced or supplied in large quantities by many different producers, whereby these products of different producers or suppliers are considered to be equivalent and interchangeable. The EUR 11.2 million is related to the segment Compound Feed. More information regarding commodities is reported in note 27 (commodity risk).

Trade creditor days 2008 are 61 (2007: 63).

(27) Financial risk management and financial instruments

Financial risks

Nutreco's activities expose it to a variety of financial risks, such as foreign currency risk, interest rate risk, price risk, credit risk, liquidity risk and capital risk. These risks are inherent to the way the Company operates as a multinational with large number of local operating companies. The Companies overall risk management policy is to identify, assess, and if necessary mitigate these financial risks in order to minimize potential adverse effects on the financial performance. The risk management policy includes the use of derivative financial instruments to hedge certain exposures. The Executive Board is ultimately responsible for risk management. Operational risk management is, except for commodities risk and credit risk of non-financial counterparties, carried out by Group Treasury in line with clearly formalised treasury risk management policies. Group Treasury identifies, evaluates and hedges financial risks at corporate level, and monitors compliance with the Treasury Policies which are subject to identification, evaluation and hedging by the operating companies. Nutreco has a Risk Management Advisory Board that advises the Executive Board on financial risk management.

The operating companies are responsible for identifying and managing financial risks, especially in relation to transactions in foreign currencies, commodities as well as credit risk for non-financial parties.

Within the boundaries set in the Treasury Policy, the operating companies execute appropriate foreign currency risk management activities. Nutreco does not allow for extensive treasury operations to be executed by operating companies with external parties. To the extent possible, derivative financial transactions are executed through Group Treasury.

Group Treasury is responsible for reporting to the Executive Board on the Group's exposures to a number of financial risks, including liquidity, foreign exchange, interest rate and credit risk on financial counterparties.

In the course of 2008, the treasury management system has been replaced by another reputable system in order to support its treasury activities.

Financial instruments by class and by categories

Financial assets 31 December 2008

(EUR x million)	Note	Total	Loans and receiva-bles	Assets at fair value through profit and loss	Deriva-tives used for hedging	Held to maturity	Available for sale
Equity securities	16	3.9	-	-	-	-	3.9
Debt securities	16	31.9	-	-	-	31.9	-
Trade receivables	20	601.7	601.7	-	-	-	-
Other receivables	20	96.6	96.6	-	-	-	-
Fair value foreign exchange derivatives	20	13.5	-	7.4	6.1	-	-
Fair value cross-currency interest rate derivatives	20	9.7	-	-	9.7	-	-
Fair value interest rate derivatives	20	0.3	-	-	0.3	-	-
Cash and cash equivalents	21	228.3	228.3	-	-	-	-
Total		**985.9**	**926.6**	**7.4**	**16.1**	**31.9**	**3.9**

Financial liabilities 31 December 2008

(EUR x million)	Note	Total	Liabilities at fair value through profit and loss	Derivatives used for hedging	Other financial liabilities
Interest-bearing borrowings (non-current)	23	-467.0	-	-	-467.0
Interest-bearing borrowings (current)	23	-128.4	-	-	-128.4
Trade payables	26	-625.4	-	-	-625.4
Other payables	26	-85.3	-	-	-85.3
Fair value foreign exchange derivatives	26	-6.4	-4.9	-1.5	-
Fair value interest rate derivatives	26	-14.1	-	-14.1	-
Fair value commodities	26	-11.2	-	-11.2	-
Total		**-1,337.8**	**-4.9**	**-26.8**	**-1,306.1**

Financial assets 31 December 2007

(EUR x million)	Note	Total	Loans and receivables	Assets at fair value through profit and loss	Held to maturity	Available for sale
Equity securities	16	4.2	-	-	-	4.2
Debt securities	16	38.9	-	-	38.9	-
Trade receivables	20	509.9	509.9	-	-	-
Other receivables	20	72.9	72.9	-	-	-
Fair value foreign exchange derivatives	20	2.2	-	2.2	-	-
Cash and cash equivalents	21	207.7	207.7	-	-	-
Total		**835.8**	**790.5**	**2.2**	**38.9**	**4.2**

Financial liabilities 31 December 2007

(EUR x million)	Note	Total	Liabilities at fair value through profit and loss	Derivatives used for hedging	Other financial liabilities
Interest-bearing borrowings (non-current)	23	-410.3	-	-	-410.3
Interest-bearing borrowings (current)	23	-87.3	-	-	-87.3
Trade payables	26	-555.5	-	-	-555.5
Other payables	26	-78.1	-	-	-78.1
Fair value foreign exchange derivatives	26	-0.4	-0.4	-	-
Fair value interest rate derivatives	26	-3.7	-	-3.7	-
Fair value cross-currency interest rate derivatives	26	-13.3		-13.3	
Total		**-1,148.6**	**-0.4**	**-17.0**	**-1,131.2**

Credit risk

Credit risk represents the accounting loss that would have to be recognised on the reporting date if other counterparties fail to perform as contracted. To reduce credit risk, Nutreco performs ongoing credit analysis of the financial condition of its counterparts, including creditworthiness and liquidity. As a consequence of the credit crises and to the extent possible, special attention is paid to the liquidity of other parties such as banks, insurance companies, customer as well as strategic suppliers.

The international growth of premixes & speciality feed and fish feed for other fish species has resulted in a wider and international spread of customers but affected the credit risk for emerging markets. The risk profile of Nutreco's customers differs per business segment:

- Animal Nutrition: the activities in Europe, USA and Canada regarding this segment have a widely spread portfolio of customers.
- Fish Feed: as a consequence of the further concentration in the salmon farming industry, Nutreco observes a concentration of risk, which has been partly mitigated by credit insurance.
- Meat & Other: the Spanish customers of meat activities are reputable food and retail suppliers.

The outstanding amounts of Nutreco's most important customers Marine Harvest (Fish Feed) and Mercadona (Meat & Other) together account for < 10% of the total outstanding amount as per 31 December 2008. Nutreco received a collateral for an amount of EUR 0.9 million (2007: EUR 1.0 million) mainly from debtors in the segment Animal Nutrition in order to reduce exposure.

In 2003 and 2004, Nutreco has granted subordinated loans to the Dutch Nutreco Pension Fund for a total amount of EUR 12.1 million (2007: EUR 12.1 million). The solvency of the Dutch Nutreco Pension Fund has been impacted by the worldwide financial crises, but there is no short term liquidity risk.

At balance sheet date a loan of EUR 19.9 million relates to Euribrid, a former investment of Nutreco divested in 2007. In the course of 2008, the instalments have been renegotiated and a settlement of EUR 3.0 million has been agreed for possible future claims. An interest of 5% is being charged by Nutreco. The nominal value of this loan amounts to EUR 24.6 million (2007: EUR 27.0 million), including the EUR 3.0 million, resulting in EUR 21.6 million and has been discounted with a rate of 9.0%, resulting in the above amount of EUR 19.9 million (2007: EUR 24.8 million). This loan is subordinated and has been accounted for under other investments for an amount of EUR 15.3 million and under trade and other receivables for EUR 4.6 million.

Nutreco has an exposure to banks created by the usage of cash investments and derivative financial instruments. The exposure created by cash investments equals the notional amount; the exposure to the derivative financial instruments equals the fair value of the instruments.

Nutreco's cash and cash equivalents are held with reputable banks that have a sufficient credit rating. Due to the credit crises, banks are carefully monitored and the counterparty limits have been reduced. Cash deposits up to EUR 25 million per bank are held with banks with a credit rating of at least AA- (Standard & Poor's). Nutreco is exposed to credit- losses in the event of non-performance by other parties to financial derivative instruments but, given the credit ratings, management does not expect this to happen. Provisions are formed where necessary.

The maximum amount of credit risk of all financial assets is EUR 985.9 million (2007: EUR 835.8 million).

Rating cash, bank and derivatives

(EUR x million)	2008	2007
Cash at bank and short-term bank deposits		
AAA	19.2	12.0
AA+	1.9	
AA	17.3	195.7
AA-	162.2	-
Not classified	27.7	-
Derivative financial instruments		
AAA	-0.7	0.8
AA+	-7.4	-
AA	8.5	1.4
AA-	0.7	-
A+	2.0	-
A	-0.1	-

Aging of trade and other receivables

(EUR x million)		2008		2007
	Amount	**Impairment**	**Amount**	**Impairment**
Before due date	581.9	11.5	456.9	5.5
0 < 3 months after due date	128.4	6.7	116.3	8.6
3 < 6 months after due date	28.3	7.0	25.5	6.2
6 months and longer after due date	42.0	33.6	35.5	28.9
Trade and other receivables	**780.6**	**58.8**	**634.2**	**49.2**

See also note 20.

Movement in the impairment of trade and other debtors

(EUR x million)	2008	2007
At 1 January	**49.2**	**46.1**
Additions	23.2	8.8
Release	-3.1	-4.9
Utilised during the year	-9.5	-1.7
Unwind of discount	0.6	-0.1
Acquisitions through business combinations	1.0	2.7
Deconsolidation	-	-1.7
Effect of movement in foreign exchange	-2.6	-
At 31 December	**58.8**	**49.2**

See also note 20.

The increase of the impairment (from EUR 8.8 million in 2007 to EUR 23.2 million in 2008) is related to the full Nutreco business, but especially to the segment Fish Feed.

Interest rate risk

Nutreco is partly financed with interest-bearing borrowings in order to obtain an optimal capital structure. The specification of the total interest-bearing borrowings is disclosed in note 23. It is Nutreco's long-term policy to manage its interest rate risk exposure by fixing 50-70% of interest rates of interest-bearing borrowings. Nutreco has agreed fixed interest rates for the cumulative preference shares and the private placement. In addition and in order to achieve a mix of fixed and floating rate exposure in accordance with Nutreco's policy, part of the floating syndicated loan has been fixed with interest rate swaps. Any short-term debt is at floating interest rates, resulting in a cash flow interest rate risk. The interest rate risk is measured on the mix of fixed and floating debt including the effects of derivative financial instruments.

In 2004, Nutreco has agreed fixed interest rates for a total amount of USD 204 million of the private placement, for periods of five, seven and ten years. Two cross-currency interest rate swaps, with a fixed interest, have been contracted to swap interest and future repayment liabilities of USD 53.7 million to NOK and USD 60.4 million to CAD, which terminate in 2011 and 2014 respectively.

Part of the interest rate risk of the syndicated loan has been hedged by four interest rate swaps of CAD 75 million, CAD 150 million, EUR 50 million and CAD 50 million, which mature in 2010, 2012, 2013 and 2014 respectively. With the private placement and these derivative financial instruments, 82% of the interest on Nutreco's interest-bearing borrowings (non-current) has been fixed (79% as at 31 December 2007).

The average fixed interest rate on the interest-bearing borrowings as at 31 December 2008 is 4.96% (2007: 5.20%) and the average variable interest rate on the interest-bearing borrowings as at 31 December 2008 is 3.85% (2007: 5.67%). The interest rates of the major currencies are ranging from 2.42% to 6.66% (2007: 3.92% to 6.66%) depending on the currency of the interest-bearing borrowing.

The cash and cash equivalents have been placed out on short-term deposits or bank accounts with floating interest.

Sensitivity analysis

At balance sheet date EUR 91.2 million (2007: EUR 48.7 million) of interest-bearing borrowings (non-current) is exposed to interest rate fluctuations. The exposure on the sum of interest-bearing borrowings (current) and cash and cash equivalents amounts at reporting date to EUR 99.3 million net cash (2007: EUR 119.6 million net cash).

An increase of 100 basis points of all floating interest rates at reporting date would have decreased the net financing costs in the income statement by EUR 0.4 million (2007: EUR 0.7 million decreased). A decrease of 100 basis points in interest rates at 31 December would have had the equal but opposite effect. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. In 2008, most relevant reference rates have decreased whereas credit margins have increased.

(EUR x million)	**Impact of 100 basis points increase of interest rates**	
	2008	**2007**
Exposed interest-bearing borrowings (non-current)	-0.9	-0.5
Exposed interest-bearing borrowings (current) and cash and cash equivalents	1.0	1.2

Effective interest rate and reprising analysis

In respect of interest-bearing borrowings, the following table indicates the effective interest rates at the balance sheet date and the period in which they are reprised.

Interest-bearing liabilities 2008

	Effective interest rate	Total amount	6 months or less	6-12 months	1-5 years	More than 5 years
Syndicated loans						
CAD floating loan	3.50%	-14.6	-14.6	-	-	-
CAD floating loan	4.24%	-11.6	-11.6	-	-	-
CAD floating loan	4.24%	-160.1	-	-	-	-
Effect of CAD interest rate swap	0.99%	-	-	-	-87.3	-
Effect of CAD interest rate swap	0.91%	-	-	-	-43.7	-
Effect of CAD interest rate swap	-1.82%	-	-	-	-	-29.1
EUR floating loan	3.09%	-40.0	-40.0	-	-	-
EUR floating loan	3.11%	-50.0	-	-	-	-
Effect of EUR interest rate swap	1.63%	-	-	-	-50.0	-
NOK floating loan	4.52%	-20.3	-20.3	-	-	-
CZK floating loan	4.89%	-4.7	-4.7	-	-	-
		-301.3	**-91.2**	**-**	**-181.0**	**-29.1**
Private placement						
USD fixed loan	3.92%	-32.7	-32.7	-	-	-
USD fixed loan	4.53%	-56.0	-	-	-56.0	-
USD fixed loan	5.12%	-54.1	-	-	-	-54.1
		-142.8	**-32.7**	**-**	**-56.0**	**-54.1**
Cumulative preference shares	6.66%	**-54.5**	**-**	**-**	**-54.5**	**-**
Bank overdrafts						
Classified as part of cash pools	2.85%	-61.0	-61.0	-	-	-
Other bank overdraft	4.35%	-15.5	-15.5	-	-	-
		-76.5	**-76.5**	**-**	**-**	**-**
Cash and cash equivalents						
EUR deposit	2.15%	10.0	10.0	-	-	-
EUR deposit	1.93%	25.0	25.0	-	-	-
USD deposit	0.50%	10.7	10.7	-	-	-
Classified as part of cash pools	2.85%	61.0	61.0	-	-	-
Other cash and cash equivalents	2.60%	121.6	121.6	-	-	-
		228.3	**228.3**	**-**	**-**	**-**
Effect of derivative financial instruments (recognised in translation reserve)						
Effect of cross-currency swap USD/NOK	0.66%	38.1	-	-	38.1	-
Effect of cross-currency swap USD/CAD	-0.35%	42.9	-	-	-	42.9

Interest-bearing liabilities 2007

	Effective interest rate	Total amount	6 months or less	6-12 months	1-5 years	More than 5 years
Syndicated loans						
CAD floating loan	5.32%	-48.7	-48.7	-	-	-
CAD floating loan	5.32%	-156.6	-	-	-	-
Effect of interest rate swap	0.18%	-	-	-	-52.2	-
Effect of interest rate swap	0.26%	-	-	-	-104.4	-
		-205.3	**-48.7**	**-**	**-156.6**	**-**
Private placement						
USD fixed loan	3.92%	-30.4	-	-	-30.4	-
USD fixed loan	4.52%	-53.5	-	-	-53.5	-
USD fixed loan	5.12%	-52.2	-	-	-	-52.2
		-136.1	**-**	**-**	**-83.9**	**-52.2**
Cumulative preference shares	6.66%	**-68.1**	**-**	**-**	**-68.1**	**-**
Bank overdrafts						
MXN loan	8.35%	-8.0	-8.0	-	-	-
Classified as part of cash pools	4.31%	-38.9	-38.9	-	-	-
Other bank overdraft	4.66%	-25.4	-25.4	-	-	-
		-72.3	**-72.3**	**-**	**-**	**-**
Cash and cash equivalents						
EUR deposit	3.90%	15.0	15.0	-	-	-
USD deposit	4.45%	10.4	10.4	-	-	-
EUR deposit	4.05%	15.0	15.0	-	-	-
EUR deposit	4.05%	15.0	15.0	-	-	-
EUR deposit	3.96%	5.0	5.0	-	-	-
EUR deposit	3.97%	10.0	10.0	-	-	-
EUR deposit	4.25%	20.0	20.0	-	-	-
Classified as part of cash pools	4.31%	38.9	38.9	-	-	-
Other cash and cash equivalents	3.81%	78.4	78.4	-	-	-
		207.7	**207.7**	**-**	**-**	**-**
Effect of derivative financial instruments (recognised in translation reserve)						
Effect of cross-currency swap USD/AUD	2.72%	10.1	-	-	10.1	-
Effect of cross-currency swap USD/NOK	0.66%	36.5	-	-	36.5	-
Effect of cross-currency swap USD/CAD	-0.35%	41.1	-	-	-	41.1

Foreign currency transaction risk

Foreign currency transaction risks within Nutreco mostly relate to the purchase of raw materials. In the business sector of animal nutrition and fish feed, price changes as a result of foreign currency movements generally can be passed through to customers. Additionally, in some markets, sales contracts include price clauses to cover foreign currency movements. The possibility and time to pass foreign currency movements through to customers vary per market, are regularly assessed and only performed when a structural increase has occurred.

During 2008, the volatilities of foreign currencies in which Nutreco carried out transactions have grown, which as a consequence increased the foreign currency risk.

Nutreco's foreign currency transaction exposure is determined by foreign currency movements that are not likely to be passed through. This foreign currency exposure is managed by means of derivative financial instruments like foreign currency forward contracts and swaps as well as short-term bank balances in foreign currencies. In consistency with the average pass-through period, the average maturity of derivative financial instruments is three months, generally with a maximum of twelve months.

In 2008, foreign currency transactions risks for trade receivables mainly comprise the currencies euro and US dollar for respectively EUR 5.6 million (2007: EUR 15.7 million) and EUR 14.7 million (2007: EUR 11.0 million). The foreign currency transaction risks for trade payables are in the currencies euro and US dollar for respectively EUR 22.8 million (2007: EUR 23.9 million) and EUR 97.6 million (2007: EUR 44.7 million).

Nutreco's risk management policy describes that recognised exposures of operating companies, mainly consisting of working capital and monetary items in non-functional currencies, are generally fully hedged. The exposure is hedged with internal derivative financial instruments. The monthly revaluation of recognised items and the revaluation of the related derivative financial instruments are, according to the fair value accounting principles reported in the gross margin of operating companies.

Not recognised exposures, like highly probable forecasted payments and receipts in non-functional currencies in the coming three months, are hedged on the basis of pass-through possibilities and probability of occurrence. The not recognised exposure is hedged with internal derivative financial instruments. Except for derivative financial instruments for which hedge accounting is applied, the revaluation of derivative financial instruments is, according to the fair value accounting principles, reported in the gross margin of operating companies.

The revaluation of recognised exposure and the revaluation of derivative financial instruments for which fair value accounting is applied resulted in 2008 in a negative foreign currency effect in gross margin of EUR 7.4 million (2007: EUR 0.01 million losses).

The revaluation of derivative financial instruments for which hedge accounting is applied is reported, for the effective part, in equity and recognised in the income statement at maturity. At 31 December 2008, derivative financial instruments with a negative fair value of EUR 0.3 million (2007: EUR 0.3 million negative) are reported in the hedging reserve, as part of equity.

Operating companies monthly report recognised and not recognised exposures as well as the related derivative financial instruments to Group Treasury. This report is used to determine compliance with the risk management policy and to determine requirement of additional derivative financial instruments.

Nutreco Corporate is the counterparty for internal derivative financial instruments of the operating companies resulting in a foreign currency exposure for Nutreco Corporate which is, together with the exposure from corporate transactions, hedged with external derivative financial instruments. The revaluation of corporate monetary items, internal and external derivative financial instruments is reported separately as part of net financing costs. In 2008, the foreign currency exposure of Nutreco Corporate resulted in a positive foreign currency effect of EUR 0.6 million (2007: EUR 0.4 million losses).

On 31 December 2008, the notional amount of outstanding foreign currency derivative financial instruments related to transaction risk totalled EUR 202.3 million (2007: EUR 258.0 million), mainly relating to USD, NOK and GBP. The net fair value of the outstanding foreign currency derivative financial instruments related to transaction risk amounted to EUR 3.2 million (2007: EUR 1.1 million losses).

Foreign currency translation risk

Nutreco is also exposed to foreign currency translation risks of investments in foreign operations, including long-term loans to foreign subsidiaries, and the net income of these foreign operations. Nutreco aims to avoid any direct impact in its income statement as a consequence of foreign currency risk related to net investments. The objective is to restrict the annual and cumulative impact in its equity as a consequence of foreign currency risk related to net investments.
To mitigate the foreign currency exposure of foreign operations, the currency of Nutreco's external funding is matched with the required financing of foreign operations, either directly by external foreign currency loans or by derivative financial instruments as foreign currency swaps and cross-currency interest rate swaps.

The translation exposure is measured on currency limits, a portfolio limit and the investment limit for specific net investments. The currency limit defines the maximum exposure to a certain foreign currency as a percentage of the capital invested in that foreign currency. The risk that the total value of the net investments changes significantly in a year is managed by a portfolio limit. The probability of a significant change is calculated by the weighted exposure per currency and the volatility per currency. In 2008, the portfolio risk increased due to significantly increased volatilities of foreign currencies which have led to additional net investment hedges at the end of the year.

Nutreco measures the translation exposure by the total amount of the capital invested per foreign currency reduced by the amount of net investment hedges in the same foreign currency.

At balance sheet date EUR 349.9 million (2007: EUR 442.4) million of interest-bearing borrowings in foreign currencies, including the effect of CAD/USD (EUR 42.9 million) and NOK/USD (EUR 38.1 million) cross-currency interest rate swaps, are effectively used as net investment hedge for investments in CAD, NOK, USD and CZK. Revaluation of these interest-bearing borrowings and related cross-currency interest rate swaps is recognised in the translation reserve.

In addition, Nutreco has used foreign currency swaps, to further reduce the exposure to translation risks of shareholders' equity of foreign group companies or non-consolidated companies. On 31 December 2008, the notional amount of outstanding foreign currency derivative financial instruments related to translation risk totalled EUR 105.7 million (2007: EUR 51.6 million), mainly relating to AUD, MXN, GBP, JPY and CAD. The net fair value of the outstanding foreign currency derivative financial instruments related to translation risk amounted to EUR 4.0 million (2007: EUR 0.7 million).

Translation exposure for the main currencies 2008

(EUR x million)	Capital invested as at 31 December 2008	Net investment hedge as at 31 December 2008	Exposure as at 31 December 2008	Translation reserve 1 January 2008	Change	Translation reserve 31 December 2008
AUD	25.1	17.2	7.9	-0.3	-2.2	-2.5
CAD	303.7	273.6	30.1	7.3	-15.0	-7.7
GBP	32.8	21.4	11.4	-1.5	-4.0	-5.5
NOK	92.0	63.4	28.6	-3.2	-13.1	-16.3
USD	120.1	70.9	49.2	-1.6	2.7	1.1

Translation exposure for the main currencies 2007

(EUR x million)	Capital invested as at 31 December 2007	Net investment hedge as at 31 December 2007	Exposure as at 31 December 2007	Translation reserve 1 January 2007	Change	Translation reserve 31 December 2007
AUD	34.8	22.1	12.7	-0.1	-0.2	-0.3
CAD	360.0	267.9	92.1	3.0	4.3	7.3
GBP	29.9	28.3	1.6	-0.4	-1.1	-1.5
NOK	118.4	55.6	62.8	-5.9	2.7	-3.2
USD	100.8	51.0	49.8	2.9	-4.5	-1.6

Sensitivity analyses

A 10% strengthening of the main foreign currencies against the euro at reporting date would have decreased equity by EUR 12.0 million (2007: 22.0 million). A 10% weakening of the main foreign currencies against the euro at reporting date would have had the equal but opposite effect. This analysis assumes that all other variables, in particular interest rates, remain constant.

(EUR x million)	Impact of 10% strengthening of foreign currencies	
	2008	**2007**
AUD	0.8	1.3
CAD	3.0	9.2
GBP	0.4	0.2
NOK	2.9	6.3
USD	4.9	5.0

Liquidity risk

The primary objective of liquidity management is providing sufficient cash and cash equivalents at all time to enable Nutreco to meet its payment obligations. Management monitors forecasts of the Group's liquidity reserve on the basis of expected cash flows. Nutreco aims for sufficient committed credit facilities, a well-spread maturity schedule of its non-current interest-bearing borrowings and strong liquidity position. As at 31 December 2008, taking the maturing first tranche of USD 46 million of the private placement into account, Nutreco has sufficient liquidity for the expected cash outflows. Of the total facilities of EUR 1,038 million, an amount of EUR 595.4 million had been used as at year-end 2008 (2007: EUR 1,078 million and EUR 459 million, respectively). In addition, Nutreco had EUR 228.3 million of cash and cash equivalents available at year-end 2008. In 2008, Nutreco has started to prepare the refinancing of the maturing tranche of the private placement and of the syndicated loan facility that matures in 2010.

Nutreco aims to optimise its international cash and borrowings positions by minimising its net interest expenses and maximising its net interest income, respectively, and by minimising the bank costs.

Terms and debt repayment schedule

Terms and conditions of outstanding loans are as follows:

(EUR x million)	Currency	Nominal interest rate as at 31 December 2008	Year of maturity	2008 Fair value	2008 Carrying amount	2007 Fair value	2007 Carrying amount
Syndicated loan	CAD	4.24%	2010	171.7	171.7	205.3	205.3
Syndicated loan	CAD	3.50%	2010	14.6	14.6	-	-
Syndicated loan	CZK	4.87%	2010	4.7	4.7	-	-
Syndicated loan	NOK	4.52%	2010	20.3	20.3	-	-
Syndicated loan	EUR	3.09%	2010	40.0	40.0	-	-
Syndicated loan	EUR	3.23%	2010	50.0	50.0	-	-
Private placement	USD	3.92%	2009	32.2	32.7	31.8	30.4
Private placement	USD	4.53%	2011	55.5	56.0	55.9	53.5
Private placement	USD	5.12%	2014	53.0	54.1	54.4	52.2
Cumulative preference shares	EUR	6.66%	2010	57.8	54.5	69.5	68.1
Classified as part of cash pools	EUR	2.85%	2009	-61.0	-61.0	38.9	38.9
Other bank facility	EUR	4.35%	2009	-15.5	-15.5	25.4	25.4

Maturity profile financial assets and liabilities 2008

(EUR x million)	Total amount	6 months or less	6-12 months	1-5 years	More than 5 years
Financial assets as per balance sheet					
Equity securities	3.9	-	-	-	3.9
Debt securities	31.9	-	-	19.8	12.1
Trade receivables	601.7	601.7	-	-	-
Other receivables	96.6	96.6	-	-	-
Foreign exchange derivatives inflow	205.3	200.7	4.6	-	-
Foreign exchange derivatives outflow	-191.5	-187.1	-4.4	-	-
Cross-currency interest rate derivatives inflow	97.4	2.0	2.0	49.5	43.9
Cross-currency interest rate derivatives outflow	-89.5	-1.9	-1.9	-48.1	-37.6
Cash and cash equivalents	228.3	228.3	-	-	-
Liabilities					
Notional amounts interest-bearing borrowings (non-current)	-467.0	-	-	-412.0	-55.0
Notional amounts interest-bearing borrowings (current)	-128.4	-128.4	-	-	-
Trade payables	-625.4	-625.4	-	-	-
Other payables	-85.3	-85.3	-	-	-
Foreign exchange derivatives inflow	218.7	213.3	5.4	-	-
Foreign exchange derivatives outflow	-224.8	-219.0	-5.8	-	-
Interest rate derivatives inflow	19.4	2.4	2.5	14.3	0.2
Interest rate derivatives outflow	-35.4	-4.8	-4.9	-25.5	-0.2

Maturity profile financial assets and liabilities 2007

(EUR x million)	Total amount	6 months or less	6-12 months	1-5 years	More than 5 years
Financial assets as per balance sheet					
Equity securities	4.2	-	-	-	4.2
Debt securities	38.9	-	-	26.8	12.1
Trade receivables	509.9	509.9	-	-	-
Other receivables	72.9	72.9	-	-	-
Foreign exchange derivatives inflow	195.7	154.0	41.7	-	-
Foreign exchange derivatives outflow	-197.7	-155.8	-41.9	-	-
Cash and cash equivalents	207.7	207.7	-	-	-
Liabilities					
Interest-bearing borrowings (non-current)	-410.3	-	-	-358.1	-52.2
Interest-bearing borrowings (current)	-87.3	-87.3	-	-	-
Trade payables	-555.5	-555.5	-	-	-
Other payables	-78.1	-78.1	-	-	-
Foreign exchange derivatives inflow	114.1	105.6	8.5	-	-
Foreign exchange derivatives outflow	-114.8	-106.3	-8.5	-	-
Interest rate derivatives inflow	30.9	3.8	3.8	23.3	-
Interest rate derivatives outflow	-33.4	-4.1	-4.1	-25.2	-
Cross-currency interest rate derivatives inflow	108.0	2.1	2.1	59.5	44.3
Cross-currency interest rate derivatives outflow	-126.5	-2.7	-2.7	-73.9	-47.2

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by Nutreco using available market information and appropriate valuation methods.

The estimates presented are not necessarily indicative of the amounts that Nutreco could realise in a current market exchange or the value that ultimately will be realised by Nutreco upon maturity or disposition.

(EUR x million)	31 December 2008		31 December 2007	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets				
Equity securities	3.9	3.9	4.2	4.2
Debt securities	31.9	31.9	38.9	38.9
Trade receivable	601.7	601.7	509.9	509.9
Other receivables	96.6	96.6	72.9	72.9
Fair value foreign exchange contracts	13.5	13.5	2.2	2.2
Fair value interest rate derivatives	0.3	0.3	-	-
Fair value cross-currency interest rate derivatives	9.7	9.7	-	-
Cash and cash equivalents	228.3	228.3	207.7	207.7
Liabilities				
Interest-bearing borrowings (non-current)	-467.0	-467.0	-410.3	-417.7
Interest-bearing borrowings (current)	-128.4	-128.4	-87.3	-87.3
Trade payables	-625.4	-625.4	-555.5	-555.5
Other payables	-85.3	-85.3	-78.1	-78.1
Fair value foreign exchange contracts	-6.4	-6.4	-0.4	-0.4
Fair value interest rate derivatives	-	-	-3.7	-3.7
Fair value cross-currency interest rate derivatives	-	-	-13.3	-13.3

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents, trade and other receivables, trade and other payables

The carrying amounts approximate the fair value because of the short maturity of those instruments.

Investments in debt securities

For investments in debt securities, fair value is based upon the current market rates.

Interest-bearing borrowings (current and non-current)

The fair value is determined on the basis of discounted cash flow analyses, including interest for the current year, based upon Nutreco's incremental borrowing rates for similar types of interest-bearing borrowing arrangements and interest rate contracts with comparable terms and maturities.

Fair value foreign exchange contracts, interest rate swaps and cross-currency interest rate derivatives

The fair value calculation of foreign exchange contracts, interest rate swaps and cross-currency interest rate derivatives is based on the discounted cash flow method of future cash flows. The discounted calculation is based on actual market exchange rates and actual market yield curves on reporting date.

Capital risk management

An optimal capital structure contributes to Nutreco's objective to create shareholder value as well as the objective to satisfy its capital providers. Nutreco maintains a conservative financial strategy targeting a net debt to equity ratio of approximately 1.0, a maximum net debt to EBITDA ratio of 3.0 and a minimum interest coverage ratio of 5.0. Recent developments in the financial markets support Nutreco's prudent strategy.

The financial covenants of Nutreco's core financing facilities, being the syndicated loan and the private placement, are net senior debt compared to EBITDA of maximum 3.25 respectively 3.5 and EBITDA compared to net financing costs, excluding dividends on cumulative preference shares, of minimal 3.0. EBITDA and net financing costs are calculated on 12-month rolling basis. The interest rates of the syndicated loan facility are based on Euribor or Libor of the optional currency, whereas the interest margin is a function of the ratio of net senior debt to EBITDA.

During 2008, Nutreco remained well within the financial covenants agreed upon with both the syndicated loan and the private placement.

As at 31 December 2008 the net debt to equity ratio amounts to 0.57, the net debt to EBITDA ratio amounts to 1.6 and the interest coverage amounts to 7.7. As at 31 December 2008, Nutreco has a net debt position of EUR 367.1 million (2007: EUR 289.9 million).

Operational risks

Risks relating to derivative financial instruments

In addition to modifications of IFRS also legislative changes in various countries have increased the complexity of accounting processes and financial reporting along with the risks attaching to these processes. Important element under the IFRS reporting requirements is the accounting treatment and reporting of derivative financial instruments such as futures and options relating to the procurement of raw materials. During 2008, due to the volatility of raw material prices, Nutreco has used derivative financial instruments in order to mitigate anticipated earnings fluctuations. As the IFRS reporting requirements are rather strict but also complex, much attention had to be given to the correct accounting treatment hereof, both during the year as well as at year-end.

Commodity risk

Commodities are products of value and uniform quality that are produced or supplied in large quantities by many different producers, whereby these products of different producers or suppliers are considered to be equivalent and interchangeable. Some of the raw materials Nutreco is using, like soybeans, grains, wheat, fishmeal and oil, to produce end-products are commodities. Most of these commodities are traded on regulated markets. Nutreco trades on the exchanges of the Chicago Board of Trade (CBOT) and on the French future exchange (Matif), which is part of Euronext. The susceptibility of commodity prices, due to the imbalances between supply and demand, distinguishes commodity risks from risk related e.g. interest rates or exchange rates.

Nutreco's risk management policy aims to mitigate the price and volume risks related to commodities. Although Nutreco is generally able to pass price changes of commodities on to product prices, the risk management policy defines procedures, responsibilities and tools for purchasing of commodities and the use of derivative financial instruments. In general, the risk exposure may not exceed the maximum risk limits as defined for all hierarchical levels. In addition early warning limits have been set as precaution system. In case of excess, corrective actions become applicable. To monitor the risk exposure, a management reporting system has been developed.

Nutreco is using derivative financial instruments, such as forward contracts, futures and options, to mitigate significant anticipated earnings fluctuations.

If Nutreco buys futures for the purpose of actual delivery of the underlying goods, the risks are treated as a normal physical forward contract. Nutreco has commodity based contracts to buy underlying commodities, mainly for grains and soya meal. Nutreco uses futures in addition to traditional physical contracts to fix the price of the underlying commodity. Futures and options are treated as derivative financial instruments and fair value accounting is applied. In case the futures are converted into physical forward contracts, fair value accounting is applied up to the moment of conversion.

Risks

By purchasing commodities, Nutreco enters into a volume risk, foreign exchange risk and a price risk. The volume risk consists of the difference between the required volumes, the contracted purchased volumes and of the fluctuation in sales. As the market is relatively stable due to a high supplier and brand loyalty of customers, the volume risk within Nutreco is assessed as limited. To mitigate this volume risk, the committed purchase position is based upon continuously updated sales forecast and nutritional optimisation based upon actual market prices. Any fluctuations in sales can be off set via forward rolling of contracts.

The price risk with purchasing commodities is the difference between the actual market price and the average contracted price. In order to mitigate the risk of price fluctuations, the price risks can be (partly) hedged and partly transferred into customers contracts. Nutreco uses, to a limited extent, futures and options to hedge the risk of price fluctuations. The advantage of futures and options is the permanent availability of a liquid market in which positions can be bought and sold. Most contracts are physical forward contracts. Depending on the situation of the market, Nutreco decides which type of contracts is entered into.

At the beginning of 2008 market prices were historical high. In the middle of the year prices started to decrease significantly. Within closely monitored volume and exposure restrictions Nutreco applies derivative financial instruments in these circumstances also to minimise the price risk.

The fair value, on balance sheet date, of the outstanding derivative financial instruments amounts to EUR 11.2 million (2007: EUR 0.0 million) and is reported in the balance sheet under trade and other payables.

(28) Commitments and contingencies

At 31 December 2008, the total non-current lease and rental commitments amount to EUR 61.4 million (2007: EUR 72.5 million). The annual operating lease and rental commitments are:

(EUR x million)	**2008**	**2007**
Non-current lease and rental commitments	**61.4**	**72.5**
Year 1	27.7	24.1
Year 2	26.0	22.4
Year 3	4.5	19.3
Year 4	2.2	3.5
After four years	1.0	3.2
	61.4	**72.5**
Contingencies		
Additions not yet invoiced	5.0	9.8
Guarantees	9.7	16.3
Total	**14.7**	**26.1**

In 2006, Skretting Norway has secured its outbound logistics by entering into a five-year contract until December 2010, with an option for Skretting to extend by three years, with a strategic fish feed transporter. This contract comprises an outbound freight commitment and is qualified as an operating lease contract. The commitment of this contract depends on both volumes and cost developments going forward. The commitment is estimated for an amount of EUR 28.0 million (of which EUR 14.2 million in 2009) at the end of 2008, excluding the extension option. At the end of 2007, the commitment was estimated for an amount of EUR 62.5 million, including an amount of EUR 25 million for the extension option.

In 2007, Skretting Chile secured their outbound logistics by entering into a five-year contract, with an option to extend by three years, with a strategic fish feed transporter. This contract comprises an outbound freight commitment and is qualified as an operating lease contract. The commitment related to this contract depends on both volumes and cost developments going forward. The commitment is estimated for an amount of EUR 2.7 million (of which EUR 0.7 million in 2009) at the end of 2008 (excluding the option to extend for 3 years).

In the normal course of business, certain group companies issued guarantees totalling EUR 9.7 million (2007: EUR 16.3 million). Included is a bank guarantee has been issued on behalf of Nutreco Insurance N.V. in favour of the insurance company for the amount of a maximum of EUR 2.6 million in relation to the retention risk for its liability and property damage insurance as occurred up and until December 2008.

Purchase commitments at 31 December 2008 are EUR 395.3 million (31 December 2007: EUR 775.3 million).

(29) Related party transactions

Nutreco identifies its associates, joint ventures, Nutreco Pension Funds and key management as related parties. Nutreco considers the members of the Executive Board as key management (see note 24).

Transactions between parties are subject to conditions that usually govern comparable sales and purchases with third parties.

The details are as follows:

(EUR x million)	2008	2007
Revenue to related parties	18.9	6.1
Amounts owed from related parties	3.7	1.5
Net financing costs	0.9	0.9
Investments in debt securities	12.1	12.1

The revenues to related parties are mainly related to associates in Canada.

Investments in debt securities reflect the loans provided by Nutreco to the Dutch Nutreco Pension Fund during 2003 and 2004 (see note 16).

In 2008 and 2007, no transactions with key management took place.

(30) Subsequent events

Subsequent to 31 December 2008, Nutreco did not identify any significant events that should be disclosed in this note.

(31) Accounting estimates and judgements

Certain accounting estimates and judgements are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ from management's current estimates and judgements. The most important accounting estimates and judgements are:

Goodwill and long-lived assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are not subject to amortisation are tested annually for impairment. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The allocation is made to choose cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The inherent management estimates and assumptions used in determining whether an impairment charge should be recognised are as follows:

- Determining cash-generating units or groups of cash-generating units
- Timing of impairment tests
- Determining the discount rate
- Projecting cash flows

The carrying amounts of goodwill have been allocated to the primary segments as follows:

(EUR x million)	2008	2007
Segments		
Animal Nutrition		
Premix & Feed Specialities	56.9	55.5
Compound Feed Europe	5.4	5.4
Animal Nutrition Canada	76.9	88.3
Total Animal Nutrition	**139.2**	**149.2**
Fish Feed	**18.0**	**15.9**
Meat & Other	**18.8**	**21.6**
Total	**176.0**	**186.7**

Research and development expenditure

The project stage forms the basis in the decision whether costs made for Nutreco's product development programmes should be capitalised or expensed when incurred. Management judgement is required in determining when Nutreco should start capitalising development costs as intangible assets. The costs of patent projects are capitalised at the moment the Company receives final approval from the regulatory authority for the registration of the patent.

Biological assets

Biological assets are measured on initial recognition and at each balance sheet date at fair value less estimated sale costs except for breeders and research animals. For some assets there are no market determined prices available and alternative estimates of fair value are determined to be unreliable. These biological assets are measured at its costs less any accumulated depreciation and any accumulated impairment losses. When the fair value of these assets becomes reliably measurable, these assets will be measured at their fair value less estimated sale costs.

The determination of fair values of biological assets is performed by making use of the most recent market price, provided that there has not been a significant change in economic circumstances between the date of that transaction and the balance sheet date.

Acquisitions

The costs of newly acquired entities are measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and any costs directly attributable to the acquisition. Any value assigned to the identifiable assets is determined by reference to an active market, independent appraisal or estimated by management based on cash flow projections.

Provisions

The amounts recognised as a provision are the management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. This is the amount management expects to pay to settle the obligation at balance sheet date or to transfer it to a third party at that time.

Pension costs are based on actuarial assumptions to make a reliable estimate of the amount of benefit that employees have earned in return for their services in the current and prior period. The principal actuarial assumptions used are:

- Discount rate
- Long-term rate on return on assets
- Expected return on plan assets
- Life expectancy
- Salary increases
- Inflation

The fair value of any plan assets is based on market prices.

Deferred tax assets

Nutreco recognises deferred tax assets arising from unused tax losses or tax credits only to the extent that the relevant fiscal unity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilised by the fiscal unity.

Regarding a net operating loss of EUR 34.7 million, management believes, based upon the level of historical taxable income and projections for future taxable income, that future tax profits will be available against which the benefits can be utilised.

Regarding a net operating loss of EUR 47.2 million, management believes, based upon the level of historical taxable income and projections for future taxable income, it is more likely than not that no future tax profits will be available against which the benefits can be utilised. Consequently, based on management's judgement, sufficient convincing other evidence is not available and a deferred tax asset is therefore not recognised regarding this operating loss.

Derivative financial instruments (and put options)

Management has used their judgement for the allocation of derivative financial instruments into the categories:

- Held to maturity
- Held for trading
- Available for sale
- Long-term receivable

Further, management has used their judgement to determine the fair value of the derivative financial instruments and the hedge effectiveness of their hedging transactions (see also note 27).

Litigations and claims

Nutreco is party to various legal proceedings generally incidental to our business. In connection with these proceedings and claims, management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavourable outcome and whether the amount of the loss could be reasonably estimated. Subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. Legal costs related to litigation are accrued for in the income statement at the time when the related legal services are actually provided to Nutreco.

(32) Notes to the consolidated cash flow statement

General

The consolidated cash flow statement is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as effects of movement in foreign exchange rates, revaluations and transfers to other balance sheet items, are eliminated. Changes in working capital due to the acquisition or sale of consolidated companies are included under investing activities.

Net cash from operating activities

Cash used for the payment of interest and income taxes reflects the actual amounts paid during the year.

Net cash used in investing activities

Cash used in the purchase of long-lived assets consists of the actual amounts paid during the year.

Dividends paid

In 2008 EUR 32.0 million (2007: EUR 32.6 million) dividend was paid to the shareholders of Nutreco on normal shares.

In 2007 EUR 171.2 million was paid to the equity holders of Nutreco as a capital repayment. Dividend paid on cumulative preference shares 'A' are considered as interest expense under IFRS.

Sundry

Most of the movements in the cash flow statement can be reconciled to the movement schedules for the balance sheet items concerned. For those balance sheet items for which no detailed movement schedule is included, the table below shows the relation between the changes according to the balance sheet and the changes according to the cash flow statement:

(EUR x million)	**Working capital** [1]	**Employee benefits**	**Provisions**	**Interest-bearing debt** [2]
As at year-end 2007	176.6	-35.4	-34.5	-425.3
As at year-end 2008	253.8	-38.6	-12.2	-518.9
Balance sheet movement	**-77.2**	**3.2**	**-22.3**	**93.6**
Adjustments				
Effect of movement in foreign exchange	-12.5	1.3	0.4	40.5
Acquisitions	25.7	-0.2	-	-1.4
Other	12.3	-0.2	-0.8	-
Change in cash flow [3]	**-51.7**	**4.1**	**-22.7**	**132.7**

1 Inventories, biological assets, trade and other receivables, financial assets and trade and other payables.

2 Non-current interest-bearing borrowings and current interest-bearing borrowings excluding bank overdrafts.

3 Change in cash flow interest-bearing debt consists of repayment of borrowings of EUR -158.9 million and proceeds from borrowings EUR 291.6 million.

Company balance sheet

(EUR x million)	Note	31 December 2008	31 December 2007
Financial fixed assets	3	**452.2**	**377.2**
Current assets			
Receivables from group companies	4	261.5	339.7
Cash and cash equivalents		0.7	0.5
		262.2	**340.2**
Total assets		**714.4**	**717.4**
Issued and paid-up share capital		8.4	8.4
Share premium account		159.5	159.5
Treasury shares		-28.0	-31.7
Retained earnings		438.4	381.0
Undistributed result		114.8	118.6
Legal reserve		-38.1	7.6
Shareholders' equity	5	**655.0**	**643.4**
Non-current liabilities			
Long-term debt	6	54.5	68.1
		54.5	**68.1**
Current liabilities			
Interest-bearing borrowings		0.8	3.6
Trade and other payables		4.1	2.3
		4.9	**5.9**
Total liabilities		**59.4**	**74.0**
Total equity and liabilities		**714.4**	**717.4**

Company income statement

(EUR x million)	Note	2008	2007
Net result from group companies		107.7	92.4
Other net income	7	7.1	26.2
Net result		**114.8**	**118.6**

Notes to the Company's financial statements

Principles of valuation and income determination

(1) General

The Company's financial statements are part of the 2008 consolidated financial statements of Nutreco Holding N.V. With reference to the Company income statement of Nutreco Holding N.V., use has been made of the exemption pursuant to section 402 of Book 2 of the Netherlands Civil Code.

(2) Principles for the measurement of assets and liabilities and the determination of the result

For setting the principles for the recognition and measurement of assets and liabilities and determination of the result for its Company's financial statements, Nutreco Holding N.V. makes use of the option provided in section 2:362 (8) of The Netherlands Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the Company's financial statements of Nutreco Holding N.V. are the same as those applied for the consolidated IFRS financial statements. Participating interests, over which significant influence is exercised, are stated on the basis of the equity method. These consolidated IFRS financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (hereinafter referred to as IFRS). Please see pages 80 to 92 for a description of these principles.

The share in the result of participating interests consists of the share of Nutreco Holding N.V. in the result of these participating interests. Results on transactions where the transfer of assets and liabilities between Nutreco Holding N.V. and its participating interests and mutually between participating interests themselves are not incorporated insofar can be deemed to be unrealised.

(3) Financial fixed assets

(EUR x million)	**2008**	**2007**
As at 1 January	**377.2**	**285.3**
Disposals/additions	-	-
Net result from group companies	107.7	92.4
Effect of movement in foreign exchange	-32.7	-0.5
As at 31 December	**452.2**	**377.2**

(4) Receivables from group companies

The receivables from group companies have a period shorter than one year and consist of a receivable position with Nutreco Nederland BV.

(5) Shareholders' equity

Treasury shares

The shares held in treasury are accounted for as a reduction of the equity attributable to the equity holders.

Legal reserve

The general legal reserve consists of the following:

(EUR x million)	**2008**	**2007**
Hedging reserve	-14.1	-4.0
Translation reserve	-29.8	4.1
Participations	5.8	7.5
Total	**-38.1**	**7.6**

(6) Long-term debt

Long-term debt consists of the cumulative preference shares. Refer to note 23 of the consolidated financial statements.

(7) Other net income

Other net income mainly represents the interest income from subsidiaries and associates.

(8) Commitments and contingencies

Guarantees as defined in Book 2, section 403 of the Netherlands Civil Code have been given by Nutreco Holding N.V. on behalf of several group companies in The Netherlands and filed with the Chamber of Commerce in 's-Hertogenbosch. The liabilities of these companies to third parties and to investments in associates totalled EUR 120.2 million as at 31 December 2008 (2007: EUR 103.1 million).

(9) Average number of employees

The Company did not employ any person in 2008.

Amersfoort, 19 March 2009

The Supervisory Board
The Executive Board

Other information

Profit appropriation

Statutory regulations concerning appropriation of profits

Distribution of net profit according to the Articles of Association, as stipulated in Articles 29 and 30, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.66% shall be distributed, on an annual basis, on the obligatory paid-up portion of the cumulative preference shares 'A'. Following the first reset of the dividend on 31 December 2003, this percentage will apply as long as the cumulative preference shares 'A' are outstanding up to 2010.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a write-down has taken place against the share 'A' premium account, the profits made in subsequent years shall first be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E', none of which have been issued, carry special rights in respect of the distribution of the net profit.

Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board shall decide, subject to the approval of the Supervisory Board and subject to the adoption of the annual results at the Annual General Meeting of Shareholders.

The profit remaining after the provisions of the previous paragraphs have been met shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the consolidated financial statements which show that they are justified.

The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the shareholders from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board. This date may differ for distributions on shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series of cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on shares, in whole or in part, shall be made in the form of shares in the capital of the Company rather than cash, or that the shareholders, wholly or partly, shall have the choice between distribution in cash or in the form of shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board and subject to the approval of the Supervisory Board.

Dividend proposal 2008

The General Meeting of Shareholders of 18 May 2006 resolved to fix the annual dividend payout ratio at 35-45% of the net profit attributable to holders of ordinary shares for the year, excluding impairment and the book result on disposed activities. The dividend will be distributed in cash or as a stock dividend at the shareholder's option.
The proposed dividend per share amounts to EUR 1.43 (2007: EUR 1.64). The payout ratio amounts to 45% of the total result for the period attributable to equity holders of Nutreco excluding impairment and book gains and losses on divestments. The Company already distributed an interim dividend of EUR 0.40 per ordinary share in August 2008. The total dividend for 2008 amounts to EUR 1.43 (2007: EUR 1.64). Following adoption by the General Meeting of Shareholders, the final dividend of EUR 1.03 (2007: EUR 1.29) may be distributed in shares or in cash at the shareholder's option. The stock dividend will be virtually equal to the cash dividend. The ex-dividend date is 23 April 2009. The exchange ratio will be fixed after the close of trading on 8 May 2009. This ratio will be based on the weighted average share price of the last three days of the option period – 6, 7 and 8 May 2009. Both the cash dividend and the stock dividend will be made available to the shareholders on 14 May 2009.

Special rights provided for by the articles of association

Special rights to holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised board to issue cumulative preference shares 'A' and to authorise the Executive Board to acquire shares in the Company's own capital, and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti-takeover construction)

The 'Stichting Continuïteit Nutreco' (Foundation) has a call option to acquire a number of cumulative preference shares 'D' in the Company. Such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares. On 19 March 2009 the option agreement with the Foundation was amended to the effect that (i) the put-option which had been granted on May 29, 1997 was waived by the Company and (ii) the call option may only be exercised by the Foundation to the extent that a (gradual) acquisition or an offer for shares in the share capital of Nutreco is not supported by the Executive Board and the Supervisory Board of the Company.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of Mr J.J. Veltman (chairman), Mr J.P.E. Barbas, Mr J.A.I.C.M. de Rooij, Prof J.B. Huizink and Mr C.J.A. van den Boogert.

Cumulative financing preference shares 'E'

At the Annual General Meeting of Shareholders of 15 April 2008, in accordance with the Articles of Association, the Executive Board was designated as the corporate body authorised for a period of eighteen months, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. The cumulative financing preference shares 'E' only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes. No cumulative financing preference shares 'E' were issued during the year under review.

Explanatory note concerning the Implementing Decree relating to Article 10 of the Takeover Directive

Pursuant to the Implementing Decree of 5 April 2006 relating to Article 10 of Directive 2004/25/EC on takeover bids of 21 April 2004 of the European Parliament and the Council of the European Union, Nutreco Holding N.V. wishes to include the following explanatory note:

- The Articles of Association do not provide for any limitation of the transferability of the (registered) ordinary shares.
- The voting right is not subject to any limitation. All shares (both ordinary and cumulative preference shares 'A') entitle the holder to one vote per share.
- No agreement has been concluded with any shareholder that could give rise to any limitation of shares or any limitation of the voting rights.
- The appointment, suspension and discharge of members of the Executive and Supervisory Boards are set out in the 'Corporate governance' chapter.
- The procedure for alteration of the Articles of Association is set out in the Articles of Association themselves. These are available through the corporate website (www.nutreco.com > Corporate governance > Articles of Association).
- No agreements have been made with any Executive Board member and/or employee providing for a payment in the event of termination of employment following a public takeover bid.
- Nutreco Holding N.V. has a syndicated loan facility that can be altered or terminated on condition of a change in control of the Company after a public takeover bid has been made. Nutreco International B.V., a subsidiary of Nutreco Holding N.V. has a raw materials purchase agreement with BASF which can be terminated in case of a change in control of the Company.

Appointment of the external auditor

At the General Meeting of Shareholders held on 15 April 2008, KPMG Accountants N.V. was appointed as the Company's external auditor for a period expiring at the end of the accounting year following its appointment (i.e. till 31 December 2009). The General Meeting of Shareholders to be held on 21 April 2009 will be recommended to appoint KPMG Accountants N.V. as the Company's external auditor for a period expiring at the end of the accounting year 2010.

Auditor's report

To: General Meeting of Shareholders of Nutreco Holding N.V.

Report on the financial statements

We have audited the financial statements of Nutreco Holding N.V., Boxmeer, for the year 2008 as set out on pages 76 to 155. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2008, the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2008, the company income statement for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the executive board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Nutreco Holding N.V. as at 31 December 2008, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Nutreco Holding N.V. as at 31 December 2008, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the executive board is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Eindhoven, 19 March 2009

KPMG ACCOUNTANTS N.V.
R.P. Kreukniet RA

Ten years of Nutreco income statement

(EUR x million)	2008	2007	2006	2005 [1]	2004 IFRS [1]	2004 D-GAAP	2003 [2]	2002	2001	2000	1999
Revenue	4,943	4,021	3,031	2,774	3,269	3,858	3,674	3,810	3,835	3,126	2,601
Raw materials	3,976	3,153	2,308	2,056	2,381	2,776	2,593	2,731	2,775	2,245	1,880
Gross margin	**967**	**868**	**723**	**718**	**888**	**1,082**	**1,081**	**1,079**	**1,060**	**881**	**721**
Personnel costs [3]	428	368	308	322	417	487	473	443	394	289	256
Depreciation of property, plant and equipment	51	42	40	43	83	90	99	97	88	66	55
Other operating expenses [3]	305	303	259	235	276	378	386	394	396	389	313
Total operating expenses	**784**	**713**	**607**	**600**	**776**	**955**	**958**	**934**	**878**	**744**	**624**
Operating result before amortisation of goodwill (EBITA)	183	155	116	118	112	127	123	145	182	137	97
Amortisation expenses	11	6	3	2	6	6	5	6	5	1	-
Amortisation of goodwill/impairment of long-lived assets	-	-	-	5	-	7	12	14	13	1	-
Operating result (EBIT)	**172**	**149**	**113**	**111**	**106**	**114**	**106**	**125**	**164**	**135**	**97**
Net financing costs	-31	-10	8	-12	-32	-27	-30	-38	-38	-13	-9
Share in results of associates	2	1	-	2	4	4	-1	-	3	1	-
Result before tax	**143**	**140**	**121**	**101**	**78**	**91**	**75**	**87**	**129**	**123**	**88**
Taxation	-37	-26	-16	-8	-22	-10	-15	-17	-31	-32	-22
Result after tax	**106**	**114**	**105**	**93**	**56**	**81**	**60**	**70**	**98**	**91**	**66**
Result after tax from discontinued operations	11	7	415	44	26	-	-	-	-	-	-
Total result for the period	**117**	**121**	**520**	**137**	**82**	**81**	**60**	**70**	**98**	**91**	**66**
Dividend on cumulative preference shares	-	-	-	-	-	5	5	5	5	5	4
Minority interest	2	2	1	3	4	4	4	2	6	-	2
Result for the period attributable to the equity holders of the parent	**115**	**119**	**519**	**134**	**78**	**72**	**51**	**63**	**87**	**86**	**60**
Number of employees as at year-end	9,278	9,090	7,405	6,993	12,408	12,408	12,763	13,442	12,934	10,990	9,185
Operating result (EBITA) as a % of revenue	3.7%	3.9%	3.8%	4.2%	3.2%	3.1%	3.2%	3.6%	4.6%	4.3%	3.7%
Turnover rate of weighted average capital employed [4]	5.0	5.5	3.8	2.8	3.9	3.9	3.2	3.0	3.2	4.9	5.4
Return (EBITA) on weighted average capital employed	19%	21%	15%	12%	14%	11%	10%	10%	14%	20%	20%
Interest cover	7.5	19.5	-19.4	13.4	6.1	7.8	7.4	6.5	7.1	15.5	16.5
Dividend (EUR x million)	49	56	359	52	23	23	22	27	32	31	23
Dividend per share	1.43	1.64	1.60	1.52	0.53	0.53	0.53	0.67	0.80	0.82	0.62

The 1999-2004 Dutch GAAP figures have not been restated to IFRS accounting standards. The differences mainly relate to pensions, other employee benefits, the recognition of goodwill and the netting of income tax receivables with income tax liabilities.

1 Figures based on continuing operations
2 Results 2003 before impairment
3 Comparative figures of personnel costs and other operating expenses not adjusted for the years 1999-2002
4 Revenue divided by average capital employed

Ten years of Nutreco balance sheet

(EUR x million)	2008	2007	2006	2005[1]	2004 IFRS[1]	2004 D-GAAP	2003[2]	2002	2001	2000	1999
Property, plant and equipment	478	429	281	287	470	474	515	552	576	444	347
Intangible assets	286	319	91	84	166	180	199	392	393	346	-
Financial non-current assets	77	95	82	549	96	76	54	46	42	28	13
Non-current assets	**841**	**843**	**454**	**920**	**732**	**730**	**768**	**990**	**1,011**	**818**	**360**
Inventories/biological assets	385	342	235	204	473	421	397	407	384	319	231
Financial current assets	-	-	-	156	-	-	-	-	-	-	-
Trade and other receivables	734	600	531	415	462	472	506	580	562	523	399
Cash and cash equivalents	228	208	579	90	137	136	32	32	41	31	28
Current assets	**1,347**	**1,150**	**1,345**	**865**	**1,072**	**1,029**	**935**	**1,019**	**987**	**873**	**658**
Total assets	**2,188**	**1,993**	**1,799**	**1,785**	**1,804**	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**
Equity attributable to the equity holders of Nutreco	655	643	744	698	527	604	536	734	683	583	375
Minority interest	11	8	6	13	15	15	14	23	24	19	13
Total equity	**666**	**651**	**750**	**711**	**542**	**619**	**550**	**757**	**707**	**602**	**388**
Non-current portion of provisions/employee benefits	14	25	37	26	68	35	48	78	97	134	95
Interest-bearing borrowings	467	410	250	276	502	434	396	422	440	357	80
Other non-current liabilities	12	19	2	14	16	-	-	-	-	-	-
Non-current liabilities	**493**	**454**	**289**	**316**	**586**	**469**	**444**	**500**	**537**	**491**	**175**
Current interest-bearing borrowings	128	87	92	165	11	11	28	43	79	40	37
Current portion of provisions/employee benefits	37	45	31	22	27	-	-	-	-	-	-
Other current liabilities	864	756	637	571	638	660	681	709	675	558	418
Current liabilities	**1,029**	**888**	**760**	**758**	**676**	**671**	**709**	**752**	**754**	**598**	**455**
Total equity & liabilities	**2,188**	**1,993**	**1,799**	**1,785**	**1,804**	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**
Capital employed[1]	1,033	984	552	1,102	1,002	969	1,008	1,271	1,285	1,105	574
Net debt[2]	367	290	-237	351	376	309	392	433	478	366	89
Current assets divided by non-interest-bearing debt	1.54	1.49	2.01	1.46	1.64	1.62	1.45	1.44	1.46	1.57	1.57
Solvency ratio (equity of the parent divided by total assets)	30%	32%	41%	39%	29%	34%	31%	37%	34%	34%	37%
Net debt divided by equity of the parent	56%	45%	-27%	56%	71%	51%	73%	59%	70%	63%	24%

The 1999-2004 Dutch GAAP figures have not been restated to IFRS accounting standards. The differences mainly relate to pensions, other employee benefits, the recognition of goodwill and the netting of income tax receivables with income tax liabilities.

1 Total assets less cash and cash equivalents and non-interest-bearing liabilities, except dividends payable

2 Non-current interest-bearing borrowings and current interest-bearing borrowings less cash and cash equivalents



ADDENDUM

Executive Board[1]

Mr W. Dekker (1956)
Dutch
Chairman of the Executive Board and Chief Executive Officer
Appointed: 1 July 2000

Mr W. Dekker started his career in the Group as Research and Development Manager for Trouw International's fish business in 1983. From 1988 till 1991 he managed the Chilean business and returned to the Netherlands to assume the position of Managing Director of the European Community and South American Aquaculture business and was appointed Managing Director of BP Nutrition Aquaculture in 1993. He joined the Executive Board of Nutreco on 1 January 1996 and became Chief Operating Officer on 1 January 1999. He was appointed Chief Executive Officer on 1 July 2000.

Mr W. Dekker obtained a master degree in Zootechnology at the Agricultural University of Wageningen.

Mr W. Dekker is a member of the Supervisory Board of Macintosh Retail Group N.V. and of its Audit Committee. Mr W. Dekker is a member of the Advisory Board of Uitgevende Instellingen Euronext Amsterdam.

Mr J.B. Steinemann (1958)
German
Member of the Executive Board and Chief Operating Officer
Appointed: 16 November 2001

Mr J.B. Steinemann gained his experience in sales, marketing, planning and strategy and general management with Fuchs Spices in Germany, Eridania Beghin-Say (1990-1998) in Germany and France, and Unilever (1999-2001) in Germany and the UK. Prior to joining Nutreco, he was chairman and CEO of Loders Crocklaan and of VOC, part of the Unilever Group.

Mr J.B. Steinemann studied Economics and Business Management at the European Business School in Wiesbaden, London and Paris.

Mr J.B. Steinemann is a member of the Supervisory Boards of Dörken AG (Germany) and Plukon Royale B.V., and a member of the Board of the Dutch-German Chamber of Commerce.

Mr C.J.M. van Rijn (1947)
Dutch
Member of the Executive Board and Chief Financial Officer
Appointed: 16 November 2001

Mr C.J.M. van Rijn started in 1974 with Nutricia (currently part of the Danone Group), where he assumed different financial and marketing management positions. In 1985 he joined Verto as Financial Director of its steel cable division. In 1991 he moved to the McCain Group as CFO of McCain Foods Northern Europe. From 1997 till 2001 he was the CFO of Sara Lee Meats Europe, a division of the Sara Lee Corporation. He was appointed Chief Financial Officer on 16 November 2001.

Mr C.J.M. van Rijn graduated from the Erasmus University of Rotterdam in Economy and Dutch Law.

Mr C.J.M. van Rijn is a member of the Supervisory Board of Farm Frites Beheer B.V. and of the Board of Trustees and the Audit Committee of the Leids Universitair Medisch Centrum (LUMC).

1 Situation as of 31 December 2008

Supervisory Board[1]

Mr R. Zwartendijk (1939)
Dutch
Chairman
Appointed: 29 January 1999
Reappointed at the AGM of 26 April 2007 for a third and last term of four years, expiring at the AGM of 2011

Chairman of the Supervisory Board of Blokker Holding B.V., member of the Supervisory Board of Randstad Holding N.V., chairman of the Board of Stichting Beheer SNS REAAL

Mr R. Zwartendijk studied Economics in the UK. He was a member of the Executive Board of Koninklijke Ahold N.V. from 1977 till the end of 1998. He started his career as a management trainee with Unilever in 1968. From 1968 till 1970, he was Sales Manager with Polaroid. From 1970 till 1977, he assumed several management assignments with Mölnlyke, where he was Marketing Director, General Manager France and eventually General Manager The Netherlands.

Mr L.J.A.M. Ligthart (1938)
Dutch
Vice-chairman
Appointed: 1 July 1997
Reappointed at the AGM of 19 May 2005 for a third and last term of four years, expiring at the AGM of 2009
Chairman of the Supervisory Board of Nutreco Nederland B.V., vice-chairman of the Supervisory Board of SBM Offshore N.V. and the Mijnraad

Mr L.J.A.M. Ligthart obtained a master degree from the University of Tilburg, graduated in Economics at the Europe College and attended the Stanford Executive Program. He assumed different management positions at DSM, where he was a member of the Executive Board, lastly as vice-chairman, from 1988 till his retirement in 2001.

Mr Y. Barbieux (1938)
French
Appointed: 24 June 1998
Reappointed at the AGM of 18 May 2006 for a third and last term of four years, expiring at the AGM of 2010

Chairman of the Board of Elsa Consultants S.A. (Switzerland), member of the Boards of Micro Consulting (Switzerland), ARC International (France), Claranor (France), Poweo S.A. (France) and Voluntis S.A. (France)

Mr Y. Barbieux graduated as an engineer from the Ecole Centrale des Arts et Manufactures in Paris and holds an MBA from the Harvard Business School. He held various management functions with Nestlé.

Mr J.M. de Jong (1945)
Dutch
Appointed: 28 August 2003
Reappointed at the AGM of 26 April 2007 for a second term of four years, expiring at the AGM of 2011

Chairman of the Supervisory Board of Onderlinge Levensverz-Mij 's-Gravenhage U.A., vice-chairman of the Supervisory Board of Heineken N.V., member of the Supervisory Boards of Dura Vermeer Groep N.V. (till 1 May 2008), Aon Groep Nederland B.V. and Theodoor Gilissen Bankiers N.V. (since 13 March 2008), member of the Boards of Cement Roadstone Holdings plc (Ireland), Kredietbank S.A. Luxembourgeoise (Luxembourg) and (till 1 July 2008) Banca Antonveneta SpA (Italy). He is also a member of the Board of Stichting Preferente Aandelen ASML, of the Board of Trustees of the Frans Hals Museum (Haarlem) and of the Strategy and Governance Forum of PricewaterhouseCoopers.

Mr J.M. de Jong studied Economics at the Gemeentelijke Universiteit Amsterdam and obtained an MBA degree from INSEAD. In 1987 he attended the International Senior Management Program at the Harvard Business School. He started his career at the Algemene Bank Nederland N.V., where he held various management positions and, from 1989 till the end of 2001, was a member of the Executive Board of ABN Bank N.V., subsequently ABN Amro Bank N.V.

Mr J.A.J. Vink (1947)
Dutch
Appointed: 19 May 2005
Appointed at the AGM of 19 May 2005 for a term of four years, expiring at the AGM of 2009

Chairman of the Supervisory Boards of Samas N.V. (till 31 December 2008) and Aegon Nederland N.V., vice-chairman of the Supervisory Board of Vion N.V., member of the Supervisory Boards of Cargill B.V. and Wageningen University and Research Centre

Mr J.A.J. Vink studied Organic Chemistry at the Leiden University and in 1972 obtained a PhD in Mathematics and Natural Sciences. In 1974 he joined the Wessanen food company and moved to CSM in 1983. On 1 May 2005, after a career of 22 years with CSM, he left this food company, where he was chairman of the Executive Board from 1997 to 2005.

1 Situation as of 31 December 2008

Business management & corporate staff[1]

F. J. Tielens– Dutch (1962)
Managing Director Trouw Nutrition International

H.J. Abbink – Dutch (1961)
Controller Trouw Nutrition International

H.J. Elderink – Dutch (1958)
Managing Director Hendrix

H.A.H.M. Janssen – Dutch (1966)
Controller Hendrix

F.V. Irazusta Rodriguez– Spanish (1964)
Managing Director Nanta

A.C. Martinez Aso – Spanish (1961)
Controller Nutreco España Group

L.A. den Hartog – Dutch (1955)
Director R&D & Quality Affairs

J.A. Vergeer – Canadian (1963)
Managing Director Nutreco Canada

E. Perugini – Canadian (1970)
Controller Nutreco Canada

J. Brennan – Canadian (1959)
Director R&D Agresearch Canada

K. Nesse – Norwegian (1967)
Managing Director Skretting Salmon Feed

D. Engelsvoll – Norwegian (1964)
Controller Skretting Salmon Feed

V. Halseth – Norwegian (1958)
Managing Director Skretting Trout & Marine

J.P. McAllister – Irish (1965)
Controller Skretting Trout & Marine

A. Obach – Norwegian (1964)
Managing Director Skretting Aquaculture Research Centre

P.F.M.E. van Asten – Dutch (1957)
Director Corporate Human Resources

R.J.W. Bakker – Dutch (1959)
Director Information Management

J.B.W. van Hooij – Dutch (1953)
Group Tax Manager

B. Kroon – Dutch (1968)
Global Sourcing and Procurement Director

J.G. Oskam – Dutch (1956)
Chief Procurement Officer

J. Pullens – Dutch (1968)
Director Investor Relations & Corporate Communications

J. Slootweg – Dutch (1966)
Group Treasurer

N. Streefkerk – Dutch (1953)
Director Business Development

H.A.T.M. Teunissen – Dutch (1955)
Corporate HSEQ Director

R.J. Tjebbes – Dutch (1969)
Corporate Controller

T.W.C. Versteegen – Dutch (1952)
Director Group Internal Audit

B.H.M.J.J. Verwilghen – Belgian (1952)
Company Secretary
Director of Legal

1 Situation as of 31 December 2008

Information about the Nutreco share

Stock exchange listing

Since 3 June 1997, Nutreco has been listed at Euronext N.V. Amsterdam. Nutreco is included in the Amsterdam Midkap Index (AMX). As at 31 December 2008, the market capitalisation of Nutreco amounted to approximately EUR 806 million. As at year-end 2008, a total number of 34,868,682 ordinary shares had been issued. Of these shares, 589,624 are held in treasury by Nutreco. In 2008 Nutreco repurchased 699,374 shares, mainly to cover the share and option plans for employees and the stock dividend. In 2008 the Company issued 99,015 shares from the treasury stock upon exercise of share and option plans by Nutreco employees, 563,534 shares for the stock dividend and 17,218 shares under the employee share participation plan.

Spread of total number of shares outstanding

Estimated % distribution of shares:

Netherlands	35
United Kingdom	25
United States & Canada	15
Norway	5
Germany	5
France	5
Other European countries	9
Other countries	1
	100

Institutional investors	90
Private investors	10
	100

Disclosures under the Disclosure of Major Holdings in Listed Companies Act

Under the Dutch Disclosure of Major Holdings in Listed Companies Act, the Company received three disclosures. These disclosures were made by:

ING Groep N.V.	9.55%
Fortis Verzekeringen Nederland N.V.	6.56%
MaesInvest B.V.	6.26%

During the year under review, Nutreco purchased 1,248,300 cumulative preference shares 'A' from MaesInvest B.V. These shares were subsequently redeemed as a consequence of which the total of 6,241,500 cumulative preference shares 'A' which were issued per 1 January 2008 was reduced to 4,993,200 cumulative preference shares 'A'. These cumulative preference shares 'A' are not quoted on the stock exchange. These shares already existed prior to the flotation in 1997. MaesInvest B.V. now holds 2,496,600 cumulative preference shares 'A' and 2,496,600 cumulative preference shares 'A' are held by shareholders of Fortis Verzekeringen Nederland N.V. No new cumulative preference shares 'A' were issued during the year under review.

Investor relations (IR) policy

Nutreco's IR policy is aimed at informing (potential) shareholders timely and fully about the developments that are relevant to the Company in order to provide a faithful and clear picture of investment decisions involving Nutreco. As a listed company, Nutreco fulfils the obligation that all announcements are stated truthfully and are in line with all rules and obligations laid down by Euronext and the Netherlands Authority for the Financial Markets (AFM).

Price-sensitive information is disseminated without delay through a press release. Anyone may register through the Nutreco website for receipt by e-mail of such press releases. Besides the financial results, the Company will also furnish the broadest possible information on its strategic choices and objectives and its CSR policy. Key documents for the provision of information are the Annual Report and the Corporate Social Responsibility Report. At the publication of the interim and annual figures, Nutreco will hold a press conference and an analyst meeting. These meetings, as well as the meetings of shareholders, can be monitored through webcast. In addition, Nutreco regularly features road shows and takes part in seminars for institutional investors.

Nutreco has also opted for regular interaction with its shareholders. These contacts help Nutreco to get a clear picture of their wishes and thoughts. Nutreco also observes a 'silent' period, during which no road shows and meetings with potential or current investors take place. For the annual figures, this period covers the two-month term prescribed under the rules and regulations. For the interim figures, it covers the term from 1 July up to the day of publication of the interim figures. For the trading updates after the first quarter and after the third quarter, it covers the term from 1 April and 1 October up to the day of the publication of the trading update. Relevant information for potential and current shareholders may be found on the Nutreco website under the link 'Investor Relations'.

Direct questions of investors may be directed by e-mail to the Investor Relations department (ir@nutreco.com) or by telephone (+ 31 33 422 6112).

Dividend proposal 2008

The General Meeting of Shareholders to be held on 21 April 2009 will be recommended to declare a dividend of EUR 1.43 (2007: 1.64) per share for the 2008 financial year. This represents a payout of 45% (2007: 45%) of the total result, excluding impairment and the book result on disposed activities, attributable to holders of ordinary shares of Nutreco over the period from 1 January 2008 to 31 December 2008. This dividend payout ratio is the maximum payout percentage within the Nutreco dividend policy to pay out a dividend in the range of 35-45% as adopted at the Annual General Meeting of Shareholders of 2006.

In August 2008 the Company already distributed an interim dividend of EUR 0.40 (2007: 0.35) per ordinary share. Following adoption of the dividend proposal, the final dividend of EUR 1.03 can be received in cash or in ordinary shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined on the basis of the average weighted price during the last three trading days of the period for opting to take the stock dividend, i.e. 6, 7 and 8 May 2009. Both the cash and the stock dividend will be made payable to shareholders on 14 May 2009.

General Meeting of Shareholders

The General Meeting of Shareholders will be held at the NH Barbizon Palace Hotel, Amsterdam, on Tuesday 21 April 2009, at 2.30 pm.

Key figures per share

(EUR)	2008	2007	2006	2005	2004 IFRS	2004	2003	2002	2001
Total result for the period	3.34	3.46	15.19	3.90	2.29	2.13	-4.25	1.91	2.67
Total result for the period from continuing operations[1]	3.02	3.24	3.05	2.63	2.29	2.23	1.91	2.32	3.06
Dividend	1.43	1.64	1.60	1.52	0.53	0.53	0.53	0.67	0.82
Payout[2]	45%	45%	45%	35%	35%	35%	35%	35%	31%
Highest share price	51.10	56.98	54.75	38.35	30.80	30.80	24.40	39.83	56.60
Lowest share price	21.40	37.87	36.35	20.30	17.60	17.60	11.65	11.54	31.70
Closing price	23.52	39.56	49.39	37.31	20.23	20.23	21.78	17.79	35.90
Average number of shares outstanding (x thousand)	34,358	34,317	34,209	34,498	34,056	34,056	33,342	33,271	32,589
Number of shares outstanding (x thousand)	34,279	34,256	33,906	34,528	34,081	34,081	33,518	33,285	32,660
Market value at closing price[3] (EUR x thousand)	806,242	1,355,114	1,674,617	1,288,240	689,459	689,459	730,022	592,140	1,172,494

1 Total result for the period 1999 up to and including 2004 is before amortisation of goodwill and impairment.
2 The payout ratio is calculated on the total result for the period attributable to equity holders of Nutreco excluding book profits and impairment.
3 The market value is calculated on outstanding shares excluding shares held in treasury.

Share price Nutreco vs AEX



AEX (EUR)
Nutreco share (EUR)
NUTRECO SHARE
AEX
1200
1100
1000
900
800
700
600
500
400
300
200
60
55
50
45
40
35
30
25
20
15
10
06-'97 01-'98
01-'99
01-'00
01-'01
01-'02
01-'03
01-'04
01-'05
01-'06
01-'07
01-'08
01-'09

Share price and volume development

In 2008 the share price opened at EUR 39.70, while at the end of the year it closed at EUR 23.52, which was a decline of 40.8%. During the same period the AEX declined by 51.8% and the AMX fell by 52.4%.

The average daily trading volume on Euronext Amsterdam in 2008 was 310,371 shares, compared to 276,050 shares per day in 2007.

Important dates

12 February 2009	Publication of the annual results 2008
21 April 2009	General Meeting of Shareholders
23 April 2009	Ex-dividend date
23 April - 8 May 2009	Option period
27 April 2009	Record date
29 April 2009	Trading update first quarter
8 May 2009	Determination of the 2008 final dividend exchange ratio
14 May 2009	Declared final dividend payable and delivery of ordinary shares
30 July 2009	Publication of the half-year results 2009 incl. interim dividend
31 July 2009	Ex-dividend date (interim dividend)
31 July - 14 August 2009	Option period
4 August 2009	Record date
14 August 2009	Determination of the 2009 interim dividend exchange ratio
20 August 2009	Declared interim dividend payable
29 October 2009	Trading update third quarter
11 February 2010	Publication of the annual results 2009
13 April 2010	General Meeting of Shareholders

Participations of Nutreco Holding N.V.

Animal nutrition

Premix and feed specialities

Brazil
Sloten do Brasil Ltda • Santa Barbara D'oeste-SP
Trouw Nutrition Brasil Ltda • São Paulo

Cyprus
Selko Mid-East Ltd. • Limasol

Czech Republic
UBO Czech, s.r.o. • Prague

Egypt
Hendrix Misr S.A.E. • Cairo • 33.30%

Germany
Sloten GmbH • Diepholz
Trouw Nutrition Deutschland GmbH • Burgheim

Greece
Trouw Nutrition Hellas S.A. • Athens

Guatemala
Trouw Nutrition Guatemala S.A. • Guatemala City

Hungary
Agri Services Hungary Kft. • Budapest • 96.80%
Trouw Nutrition Környe Kft. • Környe

India
Nutrikraft India Pvt. Ltd. • Bangalore • 51%
Trouw Nutrition India Pvt. Ltd. • Bangalore

Indonesia
PT Trouw Nutrition Indonesia • Jakarta

Italy
Sloten Italia Srl • Crema
Trouw Nutrition Italia S.p.A. • Bussolengo

Mexico
Nutreco México S.A. de C.V. • Zapopan, Jalisco
Técnica Analítica S.A. • Monterrey
Trouw Nutrition México S.A. de C.V. • Zapopan, Jalisco

Netherlands
Hifeed Russia B.V. • Boxmeer
Masterlab B.V. • Boxmeer
Selko B.V. • Goirle
Sloten B.V. • Deventer
Sloten Groep B.V. • Deventer
Trouw Nutrition Belgorod B.V. • Boxmeer • 90%
Trouw Nutrition Hifeed B.V. • Boxmeer
Trouw Nutrition India B.V. • Boxmeer
Trouw Nutrition International B.V. • Boxmeer
Trouw Nutrition Nederland B.V. • Putten
Trouw Nutrition Russia B.V. • Boxmeer

Poland
Sloten Polska Sp. Z o.o. • Bydgoszcz
Trouw Nutrition Polska Sp. Z o.o. • Grodzisk Mazowiecki

Portugal
Trouw Nutrition Portugal Lda. • Lisbon

P.R.C.
Beijing Dejia AHS&T Dev. Co. Ltd. • Beijing
Hunan Dejuxe Livestock Technology Co. Ltd. • Xiangtan
Trouw Nutrition Technology (Beijing) Co. Ltd. • Beijing

Romania
Hifeed Romania Srl • Bucharest

Russian Federation
OOO Hendrix Feed Belgorod • Belgorod
OOO Techkorm • Moscow • 75%
Trouw Nutrition c.i.s. • Moscow

Slovak Republic
DHW Slovakia, s.r.o. • Bratislava

Spain
Farm-O-San S.A. • Madrid
Trouw Nutrition España S.A. • Madrid

Turkey
Trouw Nutrition Turkey • Ankara • 51%

Ukraine
LLC Trouw Nutrition • Kiev

United Kingdom
Frank Wright Ltd. • Ashbourne
Nordos (UK) Limited • Wincham, Northwich
Trouw Nutrition Limited • Wincham, Northwich
Trouw Nutrition (Northern Ireland) Limited • Belfast
Trouw Nutrition (UK) Limited • Wincham, Northwich

United States
Trouw Nutrition USA LLC • Highland, Illinois

Venezuela
Nanta de Venezuela C.A. • Aragua • 50%

Compound feed Europe

Belgium
Hendrix N.V. • Merksem
Nutreco Feed Belgium N.V. • Wingene

Denmark
Hendrix Denmark A/S • Vejen

Germany
Hendrix UTD GmbH • Goch
Hendrix-Illesch GmbH • Bardenitz
PAVO Deutschland GmbH • Neuss

Netherlands
Hedimix B.V. • Boxmeer
Hendrix UTD B.V. • Boxmeer
Hengro B.V. • Boxmeer
Reudink Biologische Voeders B.V. • Vierlingsbeek
Stimulan B.V. • Boxmeer
UTD Zuid Limburg B.V. • Lemiers, Gemeente Vaals. • 25%
Wagemaker's Fouragehandel B.V. • Twisk

Portugal
Fábricas de Moagem do Marco S.A. • Marco de Canaveses
Nutreco Portugal SGPS Limitada • Marco de Canaveses

Spain
Agrovic Alimentación, S.A. • Barcelona
Aragonesa de Piensos, S.A. • Utebo (Zaragoza) • 23.98%
Nanta S.A. • Madrid
Piensos Nanfor S.A. • La Coruña • 50%
Piensos Nanpro S.A. • Segovia • 50%

Animal nutrition Canada

Canada
1097805 Ontario Ltd. • St. Marys
138324 Canada Ltée • Upton
Advanced Nutrition Ltd. • Winnipeg • 50%
Agriplacement J2M Inc. • Upton
Les Produits Agricoles Neralco Inc. • Upton
Nieuwland Feed & Supply Limited • Drayton • 40%
Shur-Gain Holding Inc. • Toronto
Willie Dorais Inc. • Upton
Yantzi's Feed & Seed Ltd. • Tavistock • 40%

Fish feed

Australia
Gibson's Ltd. • Launceston, Tasmania
Tassal Ltd. • Hobart, Tasmania • 11.27%

Canada
Skretting Canada Inc. • Toronto

Chile
Nutreco Chile S.A. • Santiago

Denmark
P/F Skretting Foroyar hf • Hvalvik
Skretting Dk AS • Ejstrupholm

France
Trouw France S.A.S. • Vervins

Ireland
Trouw Aquaculture Limited • Roman Island, Westport

Italy
Hendrix S.p.A. • Mozzecane (VR)

Japan
Marine Feed Products Co. Ltd. • Fukuoka
Skretting Co. Ltd. • Fukuoka

Norway
AquaGen A/S • Sunndalsøra • 15.03%
Centre for Aquaculture Competence A/S • Stavanger • 33%
Laksehuset A/S • Brekke • 31%
Lofilab A/S • 8.04%
Skretting Aquaculture Research Centre A/S • Stavanger
Skretting A/S • Oslo
Skretting Eiendom A/S • Stavanger
Skretting Investment A/S • Stavanger

Spain
Trouw España S.A. • Burgos

Sweden
T. Skretting AB Sweden • Stockholm

Turkey
Skretting Yem Uretim Anonim Sirketi • Bodrum

United Kingdom
Trouw Aquaculture Limited • Invergordon
Trouw (UK) Limited • Wincham, Northwich

United States
Moore-Clark USA Inc. • Seattle, Washington
Nelson and Sons, Inc. • Utah

Meat & other

Canada
2542-1462 Quebec Inc. • St-Jean sur Richelieu
2969-1821 Quebec Inc. • St-Felix de Valois
Couvoir Scott Ltée • Scott Junction • 50%
Ferme Baril de St.-Félix Inc. • St-Felix de Valois
Ferme Berthier Inc. • Berthier
Ferme Gaston Inc. • St-Felix de Valois
Ferme Léo Henault Inc. • St-Felix de Valois
Gène-Alliance Inc. • Yamachiche • 40%
Isoporc Inc. • St-Hugues • 33%
Poirier Berard Ltée • St-Felix de Valois

Netherlands
Hendrix Broilers B.V. • Boxmeer

Spain
Grupo Sada p.a. S.A. • Madrid
Inga Food, S.A. • Madrid
Sada p.a. Andalucia, S.A. • Alcalá de Guadaira
Sada p.a. Canarias S.A. • Santa Cruz de Tenerife
Sada p.a. Castilla-Galicia, S.A. • Valladolid
Sada p.a. Catalunya S.A. • Lleida
Sada p.a. Valencia, S.A. • Sueca
Sociedad Comercializadora de Aves, S.L. • Madrid • 34.96%

Corporate

Belgium
Nutreco Belgium N.V. • Ghent
Nutreco Capital N.V. • Ghent

Canada
Nutreco Canada Inc. • Guelph

Curaçao
Nutreco Insurance N.V. • Willemstad

Denmark
Hybro Denmark A/S (in liquidation) • Billund

France
Nutreco France S.A.S. • Vervins

Germany
Nutreco Deutschland GmbH • Burgheim

Netherlands
De Körver B.V. • Boxmeer
Dinex B.V. • Bodegraven
Hendrix' Assurantiekantoor B.V. • Boxmeer
Hendrix Beleggingen International B.V. • Boxmeer
Hendrix International Investments B.V. • Boxmeer
Hybro Poultry Partners B.V. (in liquidation) • Boxmeer • 33.33%
Nutreco B.V. • Boxmeer
Nutreco International B.V. • Boxmeer
Nutreco Nederland B.V. • Boxmeer
Nutreco North America B.V. • Boxmeer
Nutritional Ingredients B.V. • Amersfoort
Poultry Products Cuijk B.V. (in liquidation) • Cuijk
Trouw International B.V. • Boxmeer

Spain
Nutreco España S.A. • Madrid
Nutreco Servicios S.A. • Madrid

United Kingdom
Nutreco Limited • Northwich
Trouw (UK) Pension Trust Limited • Wincham, Northwich

United States
Anchor USA Inc. • Delaware
Hybrid International Inc. (in liquidation) • Delaware
Nutreco USA Inc. • Delaware

Concept and design: www.porternovelli.be

Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. box 299
3800 AG Amersfoort
The Netherlands
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com

nutreco

CSR Report 08



feeding the future

IN THIS REPORT

About this report

The Nutreco Corporate Social Responsibility Report 2008 is complementary to the Nutreco Annual Report 2008, which includes coverage of management aspects such as Corporate Governance and Risk Profile.

In this report we describe the Nutreco approach to corporate social responsibility, plus programmes and projects. In preparing this report, we have followed the principles as set out in the Sustainability Reporting Guidelines (G3) of the Global Reporting Initiative. We have reviewed the material issues for this report in consultation with external stakeholders and an internal review group. The relevant data is published on the Nutreco website (www.nutreco.com) together with a GRI index. The report covers those parts of the value chains where Nutreco has control and those over which it has influence (see pages 16–17). The data covers those parts of the organisation where Nutreco is active and not the activities of suppliers or customers. A Millennium Development Goals index is given on page 75.

There are no major changes in the scope of the report or in the structure of Nutreco from the previous year. We have sought independent assurance on the contents of this report from KPMG Sustainability. Its assurance report can be found on pages 72–73. The report is published by Nutreco Holding N.V., Amersfoort, The Netherlands, March 2009.

“As the world faces increasing problems of food security and climate change, our contribution to their solution needs to rise on our agenda. We began a journey in 2000 when we produced our first CSR Report and we are still travelling. It is crucial we continue our progress.”

Wout Dekker, CEO Nutreco



NUTRECO'S PROFILE

Nutreco is a global leader in animal nutrition and fish feed

Our advanced feed solutions are at the origin of food for millions of consumers worldwide.

Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future.

Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries.

Headquartered in the Netherlands, Nutreco is listed on the Euronext stock exchange in Amsterdam and has annual revenues approaching EUR 5 billion.

Nutreco employees

Nutreco had 9,278 employees at 31 December 2008. This is a net increase of 188 employees from the 9,090 at 31 December 2007.

They were employed in 104 operating companies based in 30 countries on five continents: North and South America, Australia, Europe and Asia.

The country with the largest number of Nutreco employees is Spain, with 3,184. It is followed by Canada with 1,134 and the Netherlands with 1,050. Other countries with 300 or more employees are, in descending order, China, United Kingdom, Norway and Chile. These figures mean Spanish is the language most spoken as a first language in Nutreco: Spain, Chile, Mexico, Guatemala. This is followed by English: Australia, Canada, Ireland, UK and USA, then Dutch: Belgium and the Netherlands. English is used as the language of internal communication in Nutreco.

Nutreco Research & Development

Eight Nutreco R&D centres employ around 150 highly qualified people from all continents. The R&D activities are broadly directed to assessing raw materials, enhancing and balancing the nutritional value of feed in line with the needs of the animals and fish, and to advancing feed production technology. Animal welfare and sustainability of raw materials are constant considerations. In addition, attention is given to minimising unwanted outputs into the environment, for example greenhouse gases, heavy metals, nitrates and phosphates.

Revenue third parties by segment 2008


Fish feed
24%
Meat & other
22%
8%
Animal nutrition Canada
Premix & feed specialities
22%
24%
Compound feed

Revenue per region 2008 — Animal nutrition[1] *(EUR 2,687.1 million)*


Europe
73%
North America
20%
2%
South America
5%
Asia-Pacific

Revenue per region 2008 — Fish feed[1] *(EUR 1,169.9 million)*


North America
10%
South America
17%
Europe
64%
9%
Asia-Pacific

Revenue[2] *(EUR x million)*


4,943
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08

1 These graphs are not part of the audited 2008 Group financial statements of Nutreco Holding N.V.

2 2005–2008 revenue from continuing operations (2004–2008 figures based on IFRS, 1997–2003 figures based on D-GAAP)

Nutreco: the company behind strong animal nutrition and fish feed brands

Nutreco ranks in the top three of the global animal nutrition industry in revenues.

We have leading local positions in the compound feed industry[1].

- Market shares Nutreco:


Canada
Shur-Gain & Landmark Feeds
23%
77%
Other


The Netherlands
Hendrix UTD
14%
86%
Other


Spain
Nanta
10%
90%
Other

SHUR-GAIN NANTA HENDRIX UTD

Nutreco's Trouw Nutrition has a global number two position in premix[1].

- The premix and feed specialities industry is more consolidated with four players having a joint global market share of about 50%.


Trouw Nutrition
12%
88%
Other

TROUW NUTRITION

Nutreco's Skretting is the number one salmon feed producer[1].

- The global salmon feed industry is concentrated with three players having a joint global market share of approximately 90%.
- Skretting also has a leading position in fish feed for other species.


Skretting
35%
65%
Other

SKRETTING

feeding the future


ANIMAL NUTRITION & FISH FEED


INNOVATION


PRODUCT QUALITY


SUSTAINABILITY

VISION

In a world with limited natural resources and a growing population, Nutreco plays a leading role in developing and supplying the most efficient and sustainable feed solutions.

MISSION

Nutreco is a global leader in animal nutrition. We deliver high quality and sustainable feed solutions and add value to our customers' businesses by developing and supplying innovative products and concepts that support the best performance of farmed animals and fish.

Advanced feed solutions

Feeding the future is the essence of Nutreco: expressing the aspirations that align and inspire our people and direct the activities of today, giving purpose to our efforts beyond earning a fair profit.

The Nutreco ambition is to contribute to meeting the rising food needs of a growing world population in a sustainable manner. We operate at the critical junction between the many raw materials used in animal nutrition and fish feeds and the producers of meat, dairy products and fish. By applying our knowledge of feed ingredients and the nutrition of animals and fish, we gain optimum value from limited natural resources. Our ability is to convert those raw materials into advanced feed solutions that meet the needs of farmed animals and fish and contribute in delivering high quality products for human nutrition: providing more from less.

Pioneering heritage

In Nutreco we possess a pioneering heritage from more than a century of progress. Our innovations helped evolve agriculture and create modern aquaculture. That rich fund of know-how and experience blends practicality and reliability with insight and inspiration as we develop feed solutions for tomorrow and beyond.

To feed the future, we will achieve continuous progress by improving efficiency in the sourcing and use of feed ingredients, efficiency within our own operations, and the efficiency of the nutritional value of our products. We will make advances through innovation, by blending knowledge with creativity.

Future generations

We understand that our solutions must be sustainable, to secure the opportunities of future generations. As some environmental impact from converting the raw materials we use into animal nutrition and fish feed is inevitable, as is the impact from their use in agriculture and aquaculture, we will constantly assess and work to reduce these impacts.

The Nutreco essence is encapsulated in the name itself: nutrition, ecology and economy. The people of Nutreco hold to the vision and pursue the mission that will serve the needs of generations yet to come. Today, tomorrow and beyond Nutreco will develop advanced feed solutions that contribute to feeding a growing world population with wholesome, nutritious meat, dairy products and fish.







"We believe these new features in HR management will open the way for people to have a much greater influence on their careers with Nutreco and for Nutreco to give them more opportunities to progress and reach their potential." Annette van Duijnhoven, Corporate Human Resources Officer

REPORT

Corporate Social Responsibility (CSR) is a well recognised characteristic of Nutreco. We continuously assess, and work to improve, our role in society by reducing the impacts of our activities and increasing our positive contributions. In addition, we try to bring others along the same journey with us, for example by joining dialogues and round table discussions and by organising the alternating Agri Vision and AquaVision conferences. The population of the world is growing. Six billion today will rise to nine billion by 2050, and they all

"Our ultimate aim is to develop universally accepted criteria for sustainable production of soya and thus provide a level playing field on which Nutreco can succeed by applying its knowledge and efficient business structure." Jan Nicolai, Nutreco Purchasing Manager

"The wild fish stocks that ultimately are the source of all fishmeal and fish oil must not be over-exploited. If that were to happen, the stocks would collapse and we would lose this valuable resource." Trygve Berg Lea, leader of the Skretting Sustainability Team

"I hope our employees will be proud of being in a company that is pushing sustainability further." Jan Elderink, Managing Director, Hendrix

"We apply the same health and safety principles wherever we operate. Nutreco's HSEQ policy always applies, though the practical solutions for the potential risk may vary depending on the region in which the plant is located." Harm Teunissen, Corporate HSEQ Director



OVERVIEW

need food. Further to this, as incomes rise, people switch their diets to preferred protein sources in the form mainly of meat and fish. The challenge we face is to get more food, including high quality protein, sustainably from limited resources at prices people can afford. We have reached a point where we have to make important choices regarding the structure of global food production and, perhaps even more important, global food consumption.

"Pooling the quality assurance experience, information and resources of all Nutreco plants around the world can help every operating company improve to be best in class in the feed business."

Ewen McMillan, Quality Assurance Manager, Nutreco Canada

"In 2008 Nutreco supported and participated in a multi-stakeholder scenario planning initiative. Entitled '2025 – Fields for Food or Fuel?', the initiative brought together academics, NGOs, trade bodies, the European Commission, the FAO and the UN. Nutreco was one of only three companies to participate fully."

Leo den Hartog, Nutreco Director of R&D and Quality Affairs

"Our aim is to identify the most problematic raw materials in terms of greenhouse gases. We will then investigate how we can modify their impact, to achieve the greatest climate benefit from our efforts." Dr Ellen Hambrecht, Nutreco research scientist

"We believe the Nutreco HSEQ approach will bring real business benefits in the long term, enabling us to develop our business in China."

Li Yihai, Quality Control Manager, Dejia Animal Husbandry Science and Technology Development Co. Ltd.

"Corporate Social Responsibility (CSR) is a well recognised characteristic of Nutreco. We continuously assess, and work to improve, our role in society by reducing the impacts of our activities and increasing our positive contributions. In addition, we try to bring others along the same journey with us, for example by joining dialogues and round table discussions and by organising the alternating Agri Vision and AquaVision conferences.

"The Nutreco board is fully aware that one of the biggest risks in pursuing a CSR programme is that it can be seen as a pet project of a board member. For that reason, we are very pleased to be able to report the many actions taken by Nutreco employees in countries around the world.

"As the world faces increasing problems of food security and climate change, our contribution to their solution needs to rise on our agenda. We began a journey in 2000 when we produced our first CSR Report and we are still travelling. It is crucial we continue our progress."

INTERVIEW WITH WOUT DEKKER, CEO NUTRECO

CSR IS A CORE

How would you characterise 2008?

"The year we are reporting on, 2008, was highly unusual and characterised by two distinct phases – high commodity prices and a financial crisis.

"The year began with a growing awareness of the approaching crisis in food security. In the first months, competition for resources between fuel, food and feed, and speculators, sent commodity prices to unprecedented heights. The impending food crisis was an important driver.

"The population of the world is growing. Six billion today will rise to nine billion by 2050, and they all need food. Further to this, as incomes rise, people switch their diets to preferred protein sources in the form mainly of meat and fish. The challenge we face is to get more food, including high quality protein, sustainably from limited resources at prices people can afford. We have reached a point where we have to make important choices regarding the structure of global food production and, perhaps even more important, global food consumption.

"I became even more aware of this reality when preparing my presentation for the official opening of the academic year in Wageningen University and Research Centre in September 2008. The title of the conference was 'Feeding the World' and I had the privilege of sharing the platform with Kofi Annan, the past Secretary General of the United Nations.

"Our conclusion was that greater knowledge, acceptance of technology and investment in new production systems are essential. These thoughts directly influenced the development of Nutreco's new vision and mission and our slogan 'Feeding the Future', which encapsulates the core essence of Nutreco today. We must perform efficiently and sustainably in our chosen position at the critical junction between raw material suppliers and the producers of meat, dairy products and fish."



PART OF NUTRECO

What will Nutreco do to address these issues?

"Many factors bring pressure to bear on the animal and fish protein value chains. The diagram on the following page illustrates these and how they relate to Nutreco activities. It also illustrates how Nutreco can respond to support our customers while continuing the CSR journey.

"During 2008 a financial cloud gathered on our horizon. The storm arrived and the financial crisis rapidly spread into the real economy. It is impacting governments, businesses and individuals. Although 2008 and perhaps 2009 will be remembered as a time of economic gloom, the financial crisis has only distracted our attention from the coming crises in food security and climate change. The demand for food will continue to increase over the long term. Because of Nutreco's position at the critical junction, food security must continue to be at the centre of our concerns.

"That is why, in 2008, Nutreco supported and participated in an excellent example of a multi-stakeholder scenario planning initiative. Entitled '2025 — Fields for Food or Fuel?', the initiative brought together academics, NGOs, trade bodies, the European Commission, the FAO and the UN. Nutreco was one of only three companies to participate fully. The outcome and scenarios envisaged are described on pages 23–25."

"Environmental impact from human activities is inevitable, notably the effects of climate change and loss of biodiversity. Because of the reputation of Nutreco, in 2008 I was pleased to accept an invitation from the Dutch government to represent industry in a Task Force of ten specialists that advises the government on biodiversity and natural resources."

Is this report like its predecessors?

"In the years since we produced our first CSR Report, the world has changed and so has Nutreco. At first, the attention of external stakeholders and critics and our own CSR attention was mainly focused on our fish farming activities. Following the implementation of our Rebalancing for Growth strategy, our main focus now is on nutrition in agriculture and aquaculture. However, this does not change the way we think.

"CSR continues to be a Nutreco characteristic. In particular, we look to R&D and innovation to continue our progress. For example, innovative feed specialities and feed additives can boost animal health, make better use of raw materials and reduce the environmental impacts, both on land and in water. Our business is about more than animal performance.

"We have come a long way since our first CSR Report and I believe it is the right time to take a fresh look at our approach. During 2008 we reviewed our priorities to ensure they are right for Nutreco in the world of today. In 2009 we will raise the profile of CSR inside Nutreco. I have made this a personal target.

"The Executive Board will define and implement a new CSR policy for Nutreco. This will be included in the performance contracts of all Nutreco business group managers by 2010, making CSR an integral part of Nutreco business life. Good CSR is good business, which means Nutreco can benefit at the same time as contributing to food security.

"I have no doubt that the world will be in a real and lasting crisis if the correct measures are not taken now and they must go hand in hand with sustainability. That is why CSR will continue to be a core part of Nutreco."

Nutreco response to global developments and customer needs

Global developments


Government policies
Raw material volatility
Scarce raw materials
Ecological awareness
Population growth
Increasing health awareness
Socio-demographic change
Climate change

Farmer and animal needs

- Feed safety and sustainability
- Yield and profit improvement
- Animal health
- Animal welfare

Nutreco

- Multi-species full-range feeding programmes
- Single ingredient feed supplements
- Nutritional knowledge and technology
- Raw material substitution know-how
- Feed-to-food safety and CSR
- Global sourcing

taking a fresh view

After eight years of reporting on the Corporate Social Responsibility (CSR) of Nutreco, at a time when Nutreco and the world it operates in have changed, and as we face three global challenges, we are reviewing the relationship of CSR and Nutreco.

In Nutreco, we have a strong record of being open about our attitude, ambitions and actions with respect to CSR. We published CSR Reports disclosing facts and figures about our performance in every year since 2000 and put further information on our website. Our ambition was, and still is, to be open, claiming credit for positive actions and accepting responsibility for actions that may, for example, have damaged the environment. Our intention is to follow a path of continuous improvement, increasing the positive aspects of our performance and reducing the negative ones.

During these years, we have twice collected an award for our reports and achieved creditable rankings in surveys of transparency, placing Nutreco among the leading Dutch companies and as a global leader in the agribusiness sector. However, following this path of seeking awards and rankings can be a distraction from the fundamental intentions of good CSR. For this coming year, at least, we are putting those objectives aside.

In the previous report we wrote that we would work with the businesses to define CSR key performance indicators (KPIs) that would be relevant both to CSR and to business performance. As we began this exercise, we realised that we needed to raise awareness and the profile of CSR further within Nutreco. We want to be sure the KPIs we adopt are the right ones, that everybody fully understands them and will willingly commit to helping Nutreco realise these ambitions. Therefore, we did not introduce CSR KPIs in 2008 and will not do so in 2009. Instead, the Executive Board will define and implement a new CSR policy for Nutreco. Subsequently, this will be included in the performance contracts of all Nutreco business group managers by 2010, making CSR an integral part of Nutreco business life and paving the way for appropriate KPIs to be introduced.

TAKING A FRESH VIEW

THREE GLOBAL CHALLENGES

Currently, the world faces several global challenges, including those relating to finance, food and climate. The timescales may differ but they will have an effect on the way we live our lives and operate our businesses tomorrow and on into our future, and the future of our children.

The financial crisis is immediate and acute and impacts on what we can do. Food security and climate change are longer term. We in Nutreco cannot resolve these challenges alone. However, we can contribute to their resolution. We can be responsible with our finances and use money wisely. We can innovate to increase the production of safe and nutritious protein foods from sustainable resources, in balance with the environment. We can adapt to operate our business with the least energy possible while producing a minimum of waste.



Financial crisis

The global economic crisis is the first challenge. It is acute, it affects us now, but it will be relatively short-lived in comparison to the two other challenges.



Food security

The second challenge is how to supply the world with safe and nutritious food in the decades ahead. The global population is growing and, though temporarily slowed by current economics, personal incomes are increasing. As people earn more money, they adapt their diets and look for more protein on their plates. This is usually in the form of meat and fish.

Between now and 2050 the population will increase by a further 50%, from six billion to nine billion. Combined with rising incomes, that is expected to double the demand for protein by the mid century. This increase in demand is outpacing current increases in production. The WWF 'Living Planet Report' (see page 13) suggests that if we continue with our current total consumer demands, including food, we would need two planets by the mid 2030s.



Climate change

Impacting on our ability to cope with the food challenge, we have challenge number three: climate change. Shifting weather patterns and warming of the oceans are realities of today. They are disrupting our ability to produce food in ways we now consider conventional. Collective and concerted action around the world can slow this trend and, possibly, even bring it to a halt.

TAKING A FRESH VIEW

NUTRECO AND CORPORATE SOCIAL RESPONSIBILITY



Feed to food on the agenda

In the years since Nutreco began CSR reporting, agriculture and aquaculture have moved sharply upwards on the political agenda for several reasons.

There is growing recognition of a possible food shortage as the global population continues to grow. The potential problem is made more complex by the emergence of biofuels as competitors for agricultural products and by the increasing awareness that fresh water is a precious and limited commodity. These topics are addressed in recent reports such as 'The State of Food and Agriculture 2008' from the Food and Agriculture Organization (FAO) of the United Nations and the 'Living Planet Report 2008' prepared by WWF, the Zoological Society of London and the Global Footprint Network.

Agriculture has been identified as a significant contributor to the production of greenhouse gases for a variety of reasons, from forest clearance to gases coming from livestock. This issue was raised to prominence by the FAO report 'Livestock's Long Shadow', prepared in 2006. Here, the authors calculate that livestock is responsible for 18% of greenhouse gas emissions.

Fish feed faces its own dilemma. Aquaculture is seen, for example by the FAO, as the only resource for meeting the growing demand for fish as food because the catch from wild fisheries cannot increase. In fact, fishing in some regions and for some species must be restricted to be sustainable. At the same time, fisheries of Scandinavia and South America, for example, provide essential raw materials for fish feed: fishmeal and fish oil. Demand must be balanced with the sustainable supply.

We discuss these topics in more detail in subsequent chapters of this report.





Good CSR, good business

If we ask what the purpose of positive corporate social responsibility is, the answer must be sustainability.

Probably the clearest definition and one that the majority of people will agree with is the one given in the Report of the Brundtland Commission, 'Our Common Future', published on behalf of the United Nations by Oxford University Press, 1987. "Sustainable development is development that meets the needs of the present without compromising the ability of future generations to meet their own needs."

Efficiency

One aspect of this sustainability is not to waste our resources. We can improve our sustainability by using them as efficiently as possible. For us, this can be divided in three sections:

- Efficiency in the sourcing and use of raw materials in the value chain,
- Efficiency within our own operations, which includes our use of energy and water,
- The efficiency with which we transfer nutritional value into our products and with which they deliver that nutritional value to the farm animals and fish. This includes contributing to the maintenance of good health among livestock.

The need to improve efficiency is a continuing driving force in the development of our company because being efficient contributes equally to profitability.

Profit is gained by delivering value-for-money products and services to our customers. That profit can be invested in the programme of continuous improvement and to provide a return on investment for our shareholders.



The key, therefore, to both good CSR and good business is to achieve maximum efficiency and to continuously raise that maximum through innovations that further optimise all aspects of our performance.

In Nutreco, we believe that investing in R&D is essential as a means of continuous improvement in efficiency, in making better use of available resources, reducing environmental impacts and guarding the quality and safety of our products. That is why we now have eight research centres focusing on specific areas of our activities. They are described on page 74.

As we look more deeply into these efficiencies and how to improve them, two further important facets become apparent. These are 'feed-to-food quality and safety', and the importance of 'people' both inside and external to Nutreco.



Feed-to-food quality and safety

Clearly, we want to provide value for money coupled with reliable safety. This is central to sustaining our business. It is also effective in avoiding a waste of resources. Poor quality means more resources are used by Nutreco and by our customers to reach the same result or the resources are wasted in an inferior result. If the quality is too poor, or there are issues of safety, the products may not be used at all. Furthermore, time, effort and energy will be used in recalling and reworking or destroying such products.

People

The people of Nutreco are our most important resource because it is our people that make everything else possible.

Consideration for people includes the way in which we use the talents of the people that work in Nutreco, providing worthwhile jobs and a safe and healthy workplace.

Consideration for people also extends to the impact we have on people in the communities where we are present and people less fortunate than ourselves: a concern often expressed through local initiatives of employees in individual Nutreco businesses.



The structure of CSR in Nutreco

The responsibility for CSR in Nutreco starts at the top, with the CEO and the Executive Board, who ensure CSR has a place on the Nutreco agenda. They are advised by a Nutreco CSR Steering Committee that met for the first time in June 2008.

The Steering Committee is coordinated by the Nutreco CSR Manager. One of the tasks is to facilitate the integration of CSR in the daily operations of Nutreco businesses.

Nutreco conducted an internal survey in 2008 in which around 600 employees expressed their views on Nutreco, its character and what they feel is important. Sustainability was a frequent topic in the responses, indicating it is a value that helps unite the people of Nutreco. That is why it is integrated in the new Mission, Vision and Profile and is implicit in 'Feeding the Future'.

A CSR Reporting Team prepares this report and the CSR information that is published on the Nutreco website. The CSR Manager is a member of both the committee and the reporting team. In addition, individual business groups take CSR initiatives, in line with the Nutreco approach as described for Hendrix on pages 29–33 and Skretting on page 37 onwards.

TAKING A FRESH VIEW

WHERE WE ARE WHERE

As an animal nutrition and fish feed company, Nutreco takes its raw materials from agriculture, from the seas and from the by-products of other companies that use these materials as their primary resources. The great majority of these intermediate businesses are occupied in producing food, drinks or biofuels. All are using raw materials from agriculture or fisheries.

Nutreco can directly affect some links in the chain, for example in choosing which raw materials we use and how we process them. At other places along the chain, we can exert influence on the way production and processing take place, for example as a major customer.



Nutreco is positioned at the critical junction between raw materials and the producers of meat, dairy and fish products for consumers. The great majority of the raw materials used in Nutreco come ultimately from agriculture. After harvesting, many of these raw materials are processed for food or fuel, and we use the by-products. Others come to us direct. Some are transported over oceans, others are more local in origin and are transported by road. In our feed plants they are processed and blended with other ingredients to become complete feeds, or additives for feed. These Nutreco products are delivered to our farming customers

PRESENT: WE HAVE INFLUENCE

In other cases, Nutreco may be a relatively minor player but we can act as an advocate, persuading and facilitating an industry-wide movement to drive sustainability improvements by agreeing to better standards.

We have examples of all three approaches in this report.

A Global Reporting Initiative index will be published on the Nutreco website together with a range of performance data relevant to the indicator protocols.


HENDRIX UTD

or other feed producers. This is either by road or, for some fish feed customers, by boat. Our feed products are then used to raise farm animals and fish to provide protein food for consumers. Nutreco has direct influence over which raw materials it buys, their conversion into feed and the delivery of that feed. We can exert varying levels of influence over the ways in which raw materials are produced and transported and over the ways in which our products are used on farms.

TAKING A FRESH VIEW

AMBITIONS AND

Sustainable management of natural resources

Ambitions 1

- As an industry leader, Nutreco wishes to contribute globally — in cooperation with its partners in the production chains for meats, farmed fish and dairy products and with other stakeholders — to a sustainable use of natural resources and the conservation of the environment and its biodiversity. Nutreco will work towards ensuring its key raw materials such as fishmeal, fish oil, soya meal, soya oil and canola (rapeseed) oil are obtained from sustainable resources.
- Nutreco aims to contribute to the fulfilment of the UN Millennium Development Goals. The main focus for Nutreco is on the goal to integrate the principles of sustainability into policies and programmes that will reverse the loss of environmental resources.
- Nutreco will use feed production technology and feed formulation knowledge to increase the conversion of low value by-products of other agri-industries into animal nutrition that will then provide high value protein for human consumption.
- R&D projects in Nutreco research centres aim to make more efficient use of raw materials and to

Climate change

Ambitions 7

- Nutreco will help reduce greenhouse gases that add to the problem of climate change.
- More than aiming solely for the reduction of carbon dioxide (CO_2), methane and nitrous oxide emissions, Nutreco will invest in R&D to convert by-products of the biofuel industry into nutritious animal feeds. In this way, Nutreco can provide animal nutrition without increasing demand for scarce raw materials for feed, food and fuel.
- By increasing efficiency in production and logistics, Nutreco will reduce energy requirements per tonne of product.

Feed-to-food quality

Ambitions

- Nutreco aims to enhance the nutritional quality of final food products through the quality of the feed, while remaining competitive in the market.
- Nutreco will contribute to consumer reliance on safe food. Safe food requires safe feed, which also contributes to good animal welfare and health.
- Nutreco bases the safety of its products on:
  - responsible purchasing of raw materials;
  - certification of activities;
  - risk assessment and management;

Nutreco people & investing in the community

Ambitions

- 1 Nutreco aims to have a positive influence in the communities in which its approximately 100 operating companies are located. The operating companies are present in 30 countries on five continents: North and South America, Australia, Europe and Asia.
- As the company grows, Nutreco will maintain its employment policies, including consistent standards of health and safety for employees in all production and processing facilities in all countries.
- Nutreco will maintain a competitive remuneration policy.

ACTIONS 2008

identify and optimise the use of more sustainable raw materials including new by-products such as those from biofuel production.

Actions 2008 1

- Nutreco participated in the Round Table on Responsible Soy and the Round Table on Sustainable Palm Oil; see pages 26–28.
- Nutreco coorganised the multi-stakeholder aquaculture conference AquaVision; see page 41.
- Nutreco fish feed business group Skretting launched the Sustainable and Economic Aquafeeds (SEA) programme and took other actions directed towards the sustainability of marine raw materials; see pages 37–38.
- Nutreco participated in the Salmon Aquaculture Dialogue organised by WWF US and the Seafood Summit; see page 41.
- R&D activities continued to make progress in making more efficient use of feed raw materials, at the research stage and through implementation in the operating companies. Progress in animal nutrition is reported on pages 43, 44 and 45 and in fish feeds on pages 40, 42 and 44. This includes results of trials with Atlantic salmon in Norway. The results show that Skretting can now produce feeds in all major production regions that will enable Atlantic salmon farmers to produce more fish protein than is present in the feed consumed.

- By increasing the efficiency of feeds, Nutreco will help reduce the direct and indirect greenhouse gas production of livestock.

Actions 2008 7

- Nutreco initiated a project to assess as accurately as possible the greenhouse gas emissions associated with major feed raw materials; see pages 46–48.
- Nutreco was top in its sector in the Netherlands in the 2008 report on disclosure by companies of information relating to climate change; see page 49.
- Skretting Norway invested in silo–silo deliveries of fish feed; see page 49.
- Coordinating transport in the Hendrix animal feed activities is increasing transport efficiency and reducing empty kilometres; see page 33.
- Research in packaging is reducing environmental impacts; see page 49.

- monitoring and management of undesirable substances, microbial contamination and antinutritional factors;
- effective tracking and tracing;
- rapid communication and coordination on feed-to-food quality topics within the Nutreco businesses.

Actions 2008

- Nutreco strengthened the Nutrace® platform as a core part of the Nutrace strategy for feed-to-food quality; see pages 50–52.
- Nutreco Canada introduced and implemented Nutrace; see pages 53–55.
- Animal feed company Nanta gained ISO 22000 Food Safety Management System certification in all plants; see page 57.
- Meat processing business, Grupo Sada, gained certification with BRC Global Standards of Food Safety, Issue 5; see page 57.

Actions 2008

- In 2008 the Nutreco Human Resources team introduced new systems and tools to help managers and employees better manage their performance and development; see pages 58–62.
- Nutreco continued its Health, Safety, Quality and Environment (HSEQ) programme with audits and inspections of operating companies to ensure they meet Nutreco standards; see pages 63–65.
- 1 Nutreco committed to provide funding and know-how for an integrated agriculture project to raise living standards in the delta region of Bangladesh; see page 68.
- Nutreco prepared for the introduction of an Integrity Line that enables employees to report activities in the company that might contravene the Nutreco Code of Ethical Conduct; see page 68.
- Nutreco España gained SA8000 social accountability certification; see pages 69–70.

TAKING A FRESH VIEW

MEMBERSHIP OF ORGANISATIONS

Nutreco Corporate participates in the following organisations. Participation at business group level will be listed on the Nutreco website, www.nutreco.com.

Name	Description	Role/activity
FEFAC	EU Feed Industry Association	Nutreco is member of or chairs several committees
RTRS	Round Table on Responsible Soy	Member of the Management Board
PPP — Sustainable Fishmeal and Fish Oil Production	Partnership with IUCN, IFFO, Ministry of Foreign Affairs	Member
Salmon Aquaculture Dialogue	Cooperation with WWF	Member
FNLI	Dutch Food Industry Association	Member of the Working Group on Contaminants
NEVEDI	Dutch Feed Industry Association	Board member and member of several committees
EATP	European Aquaculture Technology Platform	Member
DuVo	Dutch Organisation on Sustainable Food	Member and President of the Board
MVO-Nederland	Dutch Corporate Social Responsibility Organisation	Member
Leaders for Nature	A learning and action-oriented network of current and future business leaders around the themes: ecosystems and nature conservation, sustaining the business and leadership.	Member of the Board of Patrons



finger on the pulse

Any company operating a programme of Corporate Social Responsibility (CSR) needs to stay aware of the current concerns of society and assess where they apply to the company's activities. This is done in several ways, including stakeholder dialogues, and by monitoring of the media and the enquiries that come in from customers and other interested parties. The topics in this CSR Report were selected because of their alignment with the outcome of this assessment.

Stakeholder dialogues offer a proactive way of 'keeping a finger on the pulse'. One way of entering a dialogue is by joining an established group. The other is by setting up meetings with groups such as investors, the authorities and relevant non-governmental organisations (NGOs).

In 2008 Nutreco's CSR Manager, Sigrid van Amerongen, held a series of meetings with stakeholder groups. These included the Dutch association of sustainable investors (VBDO), Wageningen University and the International Union for the Conservation of Nature. We also took regard of the recommendations and observations by KPMG Sustainability in relation to last year's report.

The purpose was twofold. The first was to learn about their current concerns and perception of Nutreco. The second was to check that the CSR focus areas of Nutreco continue to be aligned with the concerns of society.

In addition, Nutreco and its businesses organise and participate in several other larger-scale stakeholder dialogues.

FINGER ON THE PULSE

STAKEHOLDER DIALOGUES

AquaVision

Nutreco and Skretting coorganised the AquaVision multi-stakeholder aquaculture business conference in Stavanger, Norway, in September 2008. The conference in Stavanger attracted around 400 delegates from 26 countries on five continents to two days of discussions under the themes of 'Know the Fundamentals' and 'Create Your Future'.

Nutreco CEO Wout Dekker closed the conference, emphasising that innovation is essential for future food security. "At this AquaVision the cry for new knowledge has been louder than in any previous AquaVision or Agri Vision conference. We are in a period of 'agflation' with high food prices and volatile commodity markets and agflation will drive innovation.

"While there have been common themes running through previous conferences, today the themes are dominated by the realisation that with a growing world population of people with more money to spend and limited world resources, food security is no longer a given. To feed the world, we need innovation. More than that, the companies that will succeed are those that ensure food safety and sustainability."


AquaVision
Know the Fundamentals


AgriVision2009
Shifting Horizons

Agri Vision

Alternating with AquaVision, Nutreco organises the biennial Agri Vision conference in Noordwijk aan Zee, the Netherlands, for top agri and food business executives. The 2009 conference is planned for 16–18 June with the theme 'Shifting Horizons — Inspiration, Innovation and Impact in the feed-to-food chain'. The focus will be on the roles of technology and people in closing the appearing global gap between the long-term growing demand for food and the volatile availability of resources.



Round tables and dialogues

Nutreco is active in the Round Table on Responsible Soy and the Dutch Soya Task Force and is in contact with the Round Table on Sustainable Palm Oil, see pages 26–29.

Through Skretting, Nutreco is present in the WWF Salmon Aquaculture Dialogue, where Skretting is on the steering committee, and is a sponsor and participant in the Seafood Summits, see page 41.

Trouw Nutrition Indonesia cooperated with the Bogor Agricultural University in organising a seminar entitled 'Feed, Food, Fuel, which is the most essential for us?' at the Indo Livestock exhibition and forum in Jakarta, July 2008. The seminar attracted more than 130 delegates.

FINGER ON THE PULSE

FINDING THE BALANCE BETWEEN FOOD AND BIOFUELS

What will the emerging global biomass regime look like in 20 years and what will the supply and demand balances be? The four scenarios envisioned are summarised overleaf.

In 2008 Nutreco supported and participated in a multi-stakeholder scenario planning initiative. Entitled '2025 — Fields for Food or Fuel?', the initiative brought together academics, NGOs, trade bodies, the European Commission, the FAO and the UN. Nutreco was one of only three companies to participate fully.

The basic aim was to speculate on the question: What will the emerging global biomass regime look like in 20 years and what will the supply and demand balances be?

The project was organised and coordinated by Giract and ShiftN. Giract is based in Geneva and is a recognised leader in agrifood business analysis. ShiftN is a Brussels-based consultancy network with particular expertise in future studies, multi-stakeholder dialogue and collaborative innovation. It was supported by financial grants from the United Nations Foundation and an industry consortium of Nutreco with Jungbunzlauer and Cosun.

Three interactive workshops brought together 24 representatives of the participating organisations. Leo den Hartog, Nutreco Director of R&D and Quality Affairs, represented Nutreco in the initiative together with Jan Nicolai, Nutreco Purchasing Manager. "We learned from working alongside different companies, and with NGOs and others involved. Through the scenario planning, we prepared a table of parameters most relevant for Nutreco. Monitoring those parameters can show how positions are developing and enable Nutreco to react in a timely manner."

The outcome was four scenarios that describe different ways in which the emerging global biomass regime might develop but, as no one can really see into the future, they do not preclude the possibility of other outcomes.

The scenarios can be used as a basis for testing the robustness of existing strategies by assessing how well they stand up in the different scenarios. If the answer is not unequivocally positive, the strategy should be adapted to make better use of opportunities and provide better protection against the threats.

In recent times the use of biomass as a source of energy has moved into altogether different territory. Sugar, starch and oil extracted from agricultural crops such as sugar cane, sugar beat, corn, wheat, soybean, rapeseed and palm oil are increasingly subjected to biological or chemical conversion into liquid fuels (biofuels), particularly for use in transportation. The background at the time of this project was a large and growing production of biofuels. In 2007 the US produced 6.5 billion gallons (25 billion litres) of corn-based ethanol, a fourfold increase since 2000. Brazil allocated 45% of its 547 million tonne sugar cane harvest to the production of 20 billion litres of ethanol, 22% more than previous years' production. Production of fuel ethanol had tripled between 2000 and 2007. At the same time, biodiesel output (based on soybean, rapeseed and palm oil) grew from 1 billion litres to 11 billion litres.

The drivers behind this rapid growth of liquid bioenergy flows are:

- increasing concern over the impact of climate change;
- increasing demand for energy, including transport fuel;
- increasing concern over energy supply security;
- a growing market for agricultural raw materials. Bioenergy provides farmers with interesting opportunities for accessing new revenue streams;
- an opportunity for large-scale rural development in developing countries.

- Nutreco was one of three companies in a scenario planning project with academics, NGOs, trade bodies, the European Commission, the FAO and the UN.
- The scenarios describe possible outcomes by 2025 of the competition for agricultural resources between food and fuel.
- The scenarios were entitled 'Fragile Utopia', 'Biomass Bullies', 'Mandated Mania' and 'Biomass Bottleneck'.

Participation in this scenario planning in 2008 was a logical follow-on from organising Agri Vision 2007, which addressed the competition between fuel, food and feed for raw materials. The four scenarios will be presented at Agri Vision 2009, with its theme 'Shifting Horizons — Inspiration, Innovation and Impact in the feed-to-food chain'.





Scenario 1:

FRAGILE UTOPIA

By 2025:

- Food shortages cause widespread civil unrest.
- A global bioenergy regime is agreed and bioenergy is produced and used sustainably.
- Poor rural communities benefit by producing the crops needed.

This scenario suggests the food crisis becomes extreme and leads to widespread civil unrest. The challenge is to tackle interdependent global problems multilaterally.

Biofuels become a big issue in the relationship of climate, energy and food. Initial policies drive up food prices and do not reflect social and environmental sustainability issues. People in developing countries want to produce bioenergy crops on their own lands and for their own purposes.

A consensus grows that bioenergy can be a force for agricultural modernisation in developing countries. A Global Bioenergy Partnership provides a platform for these developments. Rather than banking on massive plantations of crops such as sugar cane, tropical staple food crops are used. Cassava and sweet sorghum, for example, offer energy and nutrition.

High prices of basic food and energy commodities through the middle of the second decade ensure a critical mass of key players support the Global Bioenergy Compact. Industry adapts to the new circumstances and seeks opportunities. Research funds flow into crop improvement, infrastructure development and capacity building.

Large-scale sustainable biomass production comes on stream. Careful zoning minimises the impact on water resources and biodiversity. Optimisation of crops and integration of waste streams push up energy and GHG efficiencies. Local processing and distribution capacities ensure local stakeholders are taken into account.

Strategic partnerships with vehicle manufacturers lead to clean and sustainable transportation. By 2025 there are 40 million hectares of bioenergy crops worldwide, 50% cater for local needs and markets in developing countries. A major share of the exported biomass of fuels is sustainable. It is estimated that by 2035 about 60% of the world's 1.2 billion cars could be powered by biofuels. Rural communities are pulling themselves out of poverty.

Scenario 2:

BIOMASS BULLIES

By 2025:

- Biofuels are successful in reducing greenhouse gases.
- Technology advances throughout the value chain, power is in relatively few hands.
- Success with greenhouse gases results in new challenges in biodiversity and unemployment.

In this scenario a food crisis boosts investments in second-generation biofuels. Success means greenhouse gas emissions are reduced as is competition for food crops. Demand means production on marginal lands becomes economic. Investments in biofuel technologies rise rapidly.

Genetically engineered crops are developed to be much simpler and less expensive to process into biofuel. With high food prices everywhere, trade barriers disappear by mutual agreement in WTO talks. Large multinationals are best placed to take advantage of the opportunities. Regions such as South America become prominent suppliers of biofuel crops. A Global Biofuel Exchange is established, followed by BIOPEC, the equivalent of OPEC. Three regions develop. The US and Europe build a strong position in Latin America. China is dominant in Africa. Russia and the Ukraine develop into key players.

Biofuel companies emerge, combining the required technologies and resources.

Increasing biofuel activities impact on the size and biodiversity of forests. The biofuel value chain creates only limited employment because of intensive mechanisation. Rural populations are either marginalised or move to the cities. Civil unrest breaks out. Biofuels solve the greenhouse gas problem but create other problems that must be resolved in the second quarter century.





Scenario 3:

MANDATED MANIA

By 2025:

- Failure to form global agreements leads to fragmented and defensive energy blocks. Biofuels prosper, food is short, the climate suffers.
- Investment stays with the certainty of first-generation biofuels, limiting progress to a second generation that does not compete with food.
- A novel vehicle technology causes the biofuel economy to collapse. The climate continues to suffer. The world waits for a global answer.

The world faces the challenges of changing climate and declining natural resources, yet national interests inhibit global agreements. Many bilateral and limited multilateral agreements are reached. In a fragmented and uncertain world, investments favour business proposals that favour a quick return.

Despite objections from environmentalists, the US and EU continue to encourage biofuel production, stating the impact on food supplies is marginal. Simultaneously, there is a rising demand for food from emerging economies. The hope is that a new generation of biofuel crops will end the competition between food and fuel.

Meanwhile, farmers and industry invest in traditional biofuel crops and technology. It is difficult to raise investments for the less certain second-generation technology.

The climate becomes more erratic, with increasing droughts and floods. Insect pests of crops cause increasing levels of damage. Even so, by 2012 the biofuel industry uses millions of hectares in the US, Brazil, Western Africa and the Ukraine. Trade barriers are in place to prevent competing feedstocks from entering key markets. These are a source of widespread irritation and frustrate attempts to find multilateral solutions to the global problems. Much of society loses faith in biofuels as a way out.

At around the same time, a new vehicle technology is launched. It is battery powered but offers longer range, long life, speed and safety. Quickly it captures a significant share of the market and undermines the potential of biofuel vehicles.

The biofuel economy goes into decline. As 2020 approaches, attention and resources return to food production. However, the damage of collective inaction becomes clear. Fossil fuels are still much in demand. The climate continues to change with visible effects on the surface of the earth. Deserts expand and water shortages abound. Extreme weather has become usual. Tropical countries suffer the most but industrial countries suffer too. The age of abundance is ended. The world waits for the multilateral institutions to act.

Scenario 4:

BIOMASS BOTTLENECK

By 2025:

- The competition between food and fuel with first-generation biofuels is no longer acceptable.
- Biological disasters turn public sympathy and investors away from the bioenergy route.
- Alternative energy and energy efficiency become the favoured solutions.

The biofuel boom fizzled out, apart from in Brazil with sugar-cane-based ethanol and the few African countries that copied. The immediate demand for food had outweighed the less certain benefits of biofuels. Competition between food and fuel forced prices too high, with a major impact on the world's poor. In addition, science indicated there were minimal greenhouse gas benefits. Reforestation would achieve more. Governments abandoned targets for renewable fuels, waiting for the second generation.

Investments turn to developing new biofuel technologies that do not compete with food. Lack of control over crop experiments in many areas allows potential biofuel crop species to be introduced into exotic regions. Some escape and invade the surrounding environments, outcompeting native species as they are selected for robustness and rapid growth. Major ecological problems occur in many other regions. Combating invasive species costs the world USD 3 trillion a year by 2015.

In parallel, DNA engineering progresses rapidly, becoming much cheaper and simpler. An attempt to grow marine sponges in the Mediterranean to generate anticancer compounds goes badly wrong. In 2013 the sponges' genetic infrastructure goes haywire and a pathogen is produced. It devastates marine life in the Mediterranean with massive impacts on fishing and tourism. Public support for biological technology disappears. Strict controls are introduced. The speed of progress towards new-generation biofuels is greatly reduced and investors turn away.

Throughout, the world climate has become hotter and oil prices have risen. The window of opportunity is closing. By 2015, a consensus is reached. An energy revolution is essential.

While bioenergy was failing to progress, alternative energy technologies advanced. Conventional power plants are fitted with carbon capture and storage technology. Solar, wind and tide power are being exploited. Nuclear technology is resurgent. Energy efficient technologies reduce consumption.

In the public mind biofuels are associated with risk. Climate change is causing water shortages and reducing the area of land suited to arable production. In combination, these factors relegate bioenergy to the status of a niche product.

FINGER ON THE PULSE

IMPROVING SUSTAINABILITY WITH ROUND TABLES



Jan Nicolai, Purchasing Manager of Nutreco, explains Nutreco's efforts to contribute to a sense of ownership and recognition of the sustainability issue across all markets.

Do you discuss sustainability with our suppliers?

"When we visit a supplier to discuss our relationship, sustainability is usually a topic on our agenda. We interpret sustainability to include employment conditions, environmental impact and feed-to-food safety. Having 'sustainability' on the meeting agenda creates awareness among suppliers and gives the message that sustainability is their licence to deliver to Nutreco.

"The great majority of our raw materials are renewable resources, coming from crops with an annual growth cycle. Even so, we should take care not to overuse them and to ensure they are being grown in a sustainable manner. We are developing the skills to ensure our raw materials are sustainable and we intend to make that clear, profiling Nutreco as a front-runner in the animal nutrition industry."



Jan Nicolai,
Nutreco Purchasing Manager

What do you do if you think there may be sustainability problems?

"We have developed rules and standards for assessing and approving suppliers. Practices we cannot accept include forced labour and child labour, poor health and safety standards in processing plants and inadequate feed-to-food safety controls. We find these are related, rather than isolated issues. It is in the mindset. People that get these aspects right have the right attitudes and can be good suppliers.

"For some ingredient raw materials, Nutreco is a major buyer and can insist on sustainability aspects in the specification. Other raw materials are global commodities and we only purchase a small proportion even though the commodity is a major raw material for Nutreco.

"Our ultimate aim is to develop universally accepted criteria for sustainable production of soya and thus provide a level playing field on which Nutreco can succeed by applying its knowledge and efficient business structure."

Jan Nicolai, Nutreco Purchasing Manager

"Our challenge in these cases is to work with other companies and organisations in finding ways to influence and persuade everyone in the value chain to adopt sustainability principles.

"In two important crop/region combinations, until recently, sustainability has not been a part of the culture. These are soya from South America, especially Brazil and Argentina, and palm oil from Southeast Asia, especially Malaysia and Indonesia.

"For crops like these the round table approach is proving to be effective, though not fast. A round table creates a forum where all parts of the value chain can be represented. They include farmers, companies that buy and process the crops, users such as Nutreco and non-governmental organisations (NGOs) that have an interest in the local communities and environments. There are several round tables, representing crops such as soya, palm oil and sugar cane."

Nutreco has been involved for several years in the Round Table on Responsible Soy. How did the round table start?

1 "NGOs raised awareness, especially in Europe, that rainforest was being replaced by soya crops. The usual sequence is for trees to be felled for tropical hardwood timber, and then farming activities move into the space to grow crops that are in demand. Soya is popular with food and feed producers and grows well in the cleared forest areas.

"Through a series of meetings, technical reports and discussions, the round table is developing an approach for responsible soya. This includes specifications such as no forced labour and not buying soya from illegally cultivated land. However, for some time the round table became occupied with agreeing ways of discussion and defining processes for progress, and the focus was mainly European. In the meantime, main players in the supply chain signed up to a moratorium that they would not source from newly cleared land in the Amazon biome and Nutreco requires its suppliers to respect that moratorium."

What is the practical outcome of the round table?

"One of the intentions for any of these round tables is to develop widely accepted specifications. Suppliers can then provide substantial volumes of the commodity that meet these specifications and can be accepted as sustainable. The alternative would be for many small groups to develop sustainable production protocols, each with its own rules. That would result in several different sustainable versions of the commodity which must not be mixed with one another or with the 'non-sustainable' forms. The resulting multiple product flows would be too expensive to maintain in a competitive market.

"Because the sustainability of soya is mainly a European issue, we can still end with two product flows: sustainable soya for Europe and unclassified soya for the rest of the world. That would add to production costs in Europe, yet farmers need to compete in a global market. Therefore our ultimate aim is to develop universally accepted criteria for sustainable production and thus provide a level playing field on which Nutreco can succeed by applying its knowledge and efficient business structure."

Are you able to develop universally accepted criteria?
"The challenge is to create a sense of ownership and recognition of the sustainability issue across all markets. Acting for Nutreco, I talked to most of our soya suppliers to get them to accept there is an issue. At the same time, I asked people elsewhere in the value chain to do the same. In particular, a representative of the soya processors and someone with connections to many NGOs helped to spread the message. This new initiative started in 2006 in the Netherlands, which is a major importer of soya. Much of that soya comes from companies with headquarters in the United States. There are significant cultural differences. While many Europeans are ready to enter a group discussion without a preconceived solution in mind, we found some US colleagues wanted to bring their ready-made answers with them. This can frustrate progress when negotiating with some NGOs. The solution was to persuade those US companies to let Dutch colleagues represent them.

"We opened new discussions with NGOs, taking the approach of acknowledging that sustainability is an issue, that we have a responsibility to resolve it and that we should recognise the good intentions of all parties to find a jointly acceptable solution. This became the Dutch Soya Task Force and, we understand, is the first time the NGOs have discussed directly with soya processors rather than industry representatives. Effectively, the initiative has given a new start for the round table.

"We now have a functioning global round table with a clear recognition of the issue and sense of ownership. There is a management board and I am on that to represent animal feed activities. We brought together experts from all sides to discuss sustainability aspects such as the environment and employment. My experience is that when specialists get together like this they will find solutions.

"In November 2008 the proposals of these expert groups were opened to the public for comment and we intend to finalise them in the first half of 2009 (www.taskforcesustainablesoy.org)."

Nutreco also uses palm oil. Are we active in that round table as well?
"The Round Table on Sustainable Palm Oil has been operating for several years. It has many applications; the main ones are in food and for soaps. Palm kernel meal, which is a by-product of oil extraction, is an established raw material in animal feeds. Recently, though, Nutreco has pioneered the use of palm oil itself in animal feeds. At that point, we decided to apply to join the round table, to demonstrate our commitment, even though we are only a small buyer.

"We have already signed up to the criteria for sustainable palm oil and the Code of Conduct developed by the round table. As a consequence, we informed our suppliers they must be members of the round table if they wish to supply palm oil to Nutreco."

FINGER ON THE PULSE

HENDRIX: HIGHLIGHTING CSR IN THE BUSINESS



Nutreco business group Hendrix produces and markets a wide range of animal feeds in the Netherlands, Belgium and Germany, with exports also to Denmark. In addition to conventional farm feeds for ruminants, pigs and poultry, Hendrix companies produce and market Reudink organic feeds, Hedric feeds for hobby farmers and PAVO horse feeds, which are exported widely in Europe. Hedimix supplies farmers that prepare feed on the farm with wet and liquid by-products from food and agribusiness processing industries for use as feed raw materials.

In 2008 Hendrix began a process that will highlight and augment CSR activities in the everyday activities of its companies. Jan Elderink, Managing Director, Hendrix, explains.

What triggered the start of this CSR promotion?

"The trigger came late in 2007. We were getting a lot of questions and project ideas from NGOs in the Netherlands and they drew our attention to two problems. First, many of these NGOs did not really know or understand what we do. Second, because they did not understand they were asking questions and challenging us on issues over which we have no direct control.



Jan Elderink,
Managing Director, Hendrix

"The Netherlands is the home of many NGOs that take an interest in topics such as agriculture, food, wildlife, biodiversity and sustainability. Nutreco is a prominent business in the Netherlands, with a reputation for being concerned about CSR and Hendrix is the Nutreco business that is based in the Netherlands. That makes us the obvious target for questions and criticisms.

"At the same time, we were frequently hearing questions from our customers and even our employees asking what actions we were taking with respect to sustainability and corporate social responsibility.

"We realised we have to be proactive, making sure we are addressing the right issues and, importantly, telling people what we are doing, not just responding to their questions."



Having realised you needed to act, how did you decide what action to take?

"At the beginning of 2008, the Hendrix management team met to initiate our CSR programme. We specified our commitment to action and openness.

"We will be active in tackling sustainability issues. At the same time, we intend to make clear where we are positioned in the value chain and therefore what we can control, what we can influence and what is beyond our reach.

"We are open to questions and will provide our part of the answer, and possibly use our network to give people contacts for other answers. However, we cannot take ownership of issues that are not directly ours.

"For us the central objective of CSR is sustainability. There were several sustainability projects already running in Hendrix. However, we lacked a Hendrix CSR policy that would connect them. Their practical results may be of value, but we could only build the sustainability aspect of our reputation by bringing them together under one heading and communicating it inside and outside the company.

"As a first step we formed a small team to define what sustainability is specifically for Hendrix and then identify and group these projects."

How did the team identify and categorise the CSR projects?

"We reviewed what society expects of us, how people interpret the word sustainability, what the issues are and which ones are most relevant to us. That gave us a better all-round view and helped us catalogue the existing 'CSR projects' in Hendrix and the gaps where further action by Hendrix can make a difference.

"This has given us a greater understanding of CSR and ways in which we can improve our sustainability."

"I hope our employees will be proud of being in a company that is pushing sustainability further."

Jan Elderink, Managing Director, Hendrix

Having worked out where Hendrix stood on sustainability issues and the wider aspects of CSR, what action did you take?

"From the work in the first half year, we prepared a short checklist by which to assess the sustainability relevance of existing and potential projects.

1. The issue addressed must be a genuine issue.
2. The issue must be recognised as such by the relevant NGOs and by wider society.
3. The issue must be closely connected with our core activities.
4. Action by Hendrix must have a direct impact or influence on the issue.

"We also believe there should be benefit, even if indirect, for the customers of Hendrix.

"Using that short list, we assessed all the issues that might relate to our activities. Next we grouped them and saw a clear pattern emerge, which gave us the sustainability priorities we will now give the greatest attention."

What are the Hendrix sustainability priorities?

"We have selected three issue groups, where we believe we can make a significant difference, as the main focus points of the Hendrix CSR policy. These are raw materials, animal health and people. Making these clear focus points helps everyone identify with them, which can add impact to our efforts.

"Then, as a fundamental exercise across all our activities we have a focus on energy consumption and efficiency in feed production and transport. Raising the efficiency with which we use energy is good business and it is a positive way to address issues such as climate change. We have already made significant savings in energy in our factories and in logistics through coordinated transport.

"Beyond that, we are also targeting efficiency in animal production, through feed conversion ratios and efficiency with minerals such as zinc and copper, and with phosphates."

How do these align with the CSR priorities of Nutreco?

"As part of Nutreco, Hendrix shares its CSR approach with Nutreco. For example, we are active together with Nutreco in the round tables on soya and palm oil, which are raw materials we use in Hendrix. These are described by Jan Nicolai, who leads our Purchasing Team (pages 26–28).

"We have the same CSR philosophy. Applying it in Hendrix, where we have a smaller range of activities, narrows the focus. Efficiency with energy fits within the climate change priority. Raw materials fits within the sustainable management of natural resources. People fits within Nutreco people and community.

"Feed-to-food quality is a priority at Nutreco level and is exemplified by the Nutrace programme. It is already an integral part of our activities in Hendrix because it is a focus area where all Nutreco companies are now moving together.

"On the other hand, animal health is an aspect of livestock farming that is of concern to the NGOs in the Netherlands, to society and to our customers. And animal health is an issue where we can make a difference. Wholesome feed and the right feed additives can contribute significantly to the health of farm animals. Maintaining good animal health is important for our customers, who often are managing large and complex businesses, as healthy animals make more efficient use of the feed they consume."

"We believed there were several projects already running in Hendrix that fitted our interpretation of CSR."

Jan Elderink, Managing Director, Hendrix

What actions will you take to address the issues of raw materials, animal health and people?
"Currently (early 2009), we are categorising the sustainability projects in Hendrix under the three headings. That helps identify any gaps that would benefit from greater attention. At the same time, we are setting objectives for all three.

"Raw materials and the contribution feeds can make to animal health are two areas where we in Hendrix have real expertise. We are an innovative company and believe we can make valuable progress under these two headings.

"For example, we are investigating the application of life cycle analyses (LCAs) to raw materials and the potential for applying the results to develop a sustainability classification that could apply to raw materials."

'People' is a focus area everyone claims to have. Will you have any real initiatives?
"We think this is of special importance for Hendrix. Hendrix is an innovative company and that creates a lot of expectations and demands on all our people. We need to ensure we have an infrastructure and HR programmes to support them. We already started some projects.

"Hendrix has committed to train top specialists in animal nutrition. These specialists advise our customers and bring feedback from the farms into our product development activities. That is good business. The positive CSR aspect is that the trained specialists are free to move on in Nutreco to work in different countries and take higher level posts. The training boosts their career prospects. We have the knowledge to share and are pleased to do so.

"Our HR team is devising career development programmes for employees in three categories, according to age. The three age groups are over 50, 30–50 and under 30. Eventually each group will have its own programme. P@CT, the people and career tool described in another chapter of this report, is a highly effective source of the data we want.

"To start the project, we circulated a questionnaire around the employees, to find out more of what people want from their career with us. Now we are developing programmes for each category. They will have clear structures so that people can see we do what we say we will do.

"The programmes are aimed to enable people in Hendrix to develop their careers more effectively, giving them greater job satisfaction and potentially enabling them to take their careers further in Nutreco. Obviously, Hendrix and Nutreco benefit as well if employees enjoy their work and know they can have the future career they want."

Where do you want to be with your sustainability priorities in 12 months?
"I hope that in 12 months everyone in Hendrix will be aware of what sustainability means for us, what we are doing to improve our sustainability and what our ultimate goals are.

"That will give them all an insight which they can use in their work every day. I want people in Hendrix to take pride in the way we do business and to know that sustainability is part of our corporate personality.

"Communication is vital to achieve this. We will develop communication tools, such as leaflets, to explain our approach and actions. I hope our employees will be proud of being in a company that is pushing sustainability further. We want them to use these tools to tell other stakeholders, including family, friends and customers, what we are doing to be a more sustainable business."

HENDRIX: HIGHLIGHTING CSR IN THE BUSINESS

CSR IN ACTION IN HENDRIX

Raw materials

1 Hendrix has been closely involved throughout in Nutreco's participation in the Round Table on Responsible Soy and the Dutch Soya Task Force, see pages 26–28.

Hendrix helped organise a sustainable soya supply chain for dairy farmers providing milk to the major processors Campina and Beemster.

The Hendrix company Hedimix supplies farmers with wet and liquid by-products from food and agribusiness processing industries for use as feed raw materials. Virtually all of the Hedimix business is based on these by-products that are then upgraded by the farmers into quality nutrition for human consumption.



Animal health



Transition feeds supplied by Hendrix for sows support good health. These are used in the periods leading up to and immediately after giving birth. The feeds effectively increase the rate of live births and improve lactation. The farms are more productive, meaning the use of feed raw materials is more efficient.

In 2008 Hendrix developed a new range of piglet feeds, launched as ALPHA feeds early in 2009.

Trials at 40 farms in 2008 confirmed that piglets fed on ALPHA feeds were healthy, grew faster and batches were more uniform in size. Additionally, feed conversion was better than with previous feeds. The results were so positive that the feed was introduced quickly and is attracting new sales through word of mouth.

Energy

7 Hendrix is working on a manual on the best ways to save energy, and thus costs, in feed production plants. Since several years actions implemented in the feed plants in the Netherlands and Belgium include making more efficient use of grinding equipment, optimising plant layouts and moving energy consumption into off-peak periods.

Energy is being used more efficiently in Hendrix transport. Measures include the purchase of lighter trucks that use less fuel. They also have cleaner Euro 5 engines that have lower emissions. Routes are optimised to minimise the number of 'empty kilometres', which is now down to about 25–27%. Among the measures being used are sharing with sister companies and even with other feed companies.

Together with Hendrix customers, efforts are made to optimise order management and delivery, for example by allowing Hendrix to manage the stocking of feed silos of customers. Alternatively, customers are given a bonus discount for orders made in good time. These measures enable Hendrix feed plants to schedule their production more efficiently.


HENDRIX
UTD
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Sustainable management of natural resources

Sourcing raw materials is a vital activity in Nutreco and the sustainability of these raw materials is a key concern. Using fishmeal and fish oil as examples, this chapter illustrates how Nutreco tackles the issue, balancing purchasing needs against the sustainability of supplies.



Climate change

Agriculture is reported to be an important source of greenhouse gases. This chapter describes how Nutreco is identifying activities where changes could reduce the production of these gases and gives examples of projects that are already helping.



Feed-to-food quality

As a major animal nutrition and fish feed company, Nutreco plays an important role in the value chains that supply consumers with safe and nutritious food. The chapter describes Nutreco's way of managing this responsibility.



Nutreco people & investing in the community

The people of Nutreco are its most important asset. The chapter gives examples of initiatives to give Nutreco people opportunities to progress and good working conditions. The chapter also gives examples of Nutreco interaction with external communities.

putting our corporate social responsibility into practice

While it is good for Nutreco to have the right principles, the real test of commitment is to find them in practice in our businesses. On the following pages we describe some examples and ask people involved to explain what they are doing.



SUSTAINABI

Sourcing raw materials is a vital activity in Nutreco and the sustainability of these raw materials is a key concern. Sustainability in its broadest sense includes social aspects, food safety and climate change, topics that are covered in other chapters of this report. In this chapter we look at ways of making sure we do not over-exploit a raw material.

We buy thousands of raw materials in order to manufacture the many animal nutrition and fish feed products supplied by Nutreco to farmers and feed producers around the world. Raw materials vary from large volume commodities such as feed-grade wheat or soya meal, to high value nutrients such as vitamins. We also buy raw materials that are by-products from food and drinks companies and, more recently, from the producers of biofuels.

Fishmeal and fish oil provide an excellent example of raw materials that come from a limited natural resource, the wild catch of fish. Fish stocks in our oceans must not be over-exploited or we will lose them. On the following pages, we describe the programme developed by Skretting for sustainable sourcing of fishmeal and fish oil.

Fishmeal is the brown flour obtained after cooking, pressing, drying and milling whole fish and food fish trimmings. Fish oil is a by-product of this process. The whole fish used are almost exclusively small, bony species of pelagic fish, that is those fish living in the surface waters or middle depths of the sea. Fishmeal production also provides an outlet to recycle trimmings from the wild-catch fish processing sector that otherwise are dumped at extra cost to the environment and the consumer.

SUSTAINABLE MANAGEMENT OF NATURAL RESOURCES

LITY IN SOURCING

In 2008 Skretting introduced the SEA programme: Sustainable and Economic Aquafeeds. This brought together several Nutreco CSR priorities, with a particular focus on raw materials sustainability. It was launched initially in the UK in May 2008, then rolled out to other countries during the year, a process that will continue in 2009. Ensuring our supply of fishmeal and fish oil is sustainable is a central part of the SEA programme. SEA puts into practice commitments made in the Skretting Sustainability Statement issued in 2007, see Nutreco CSR Report 2007, pages 26–27.

The SEA programme was developed by the Skretting Sustainability Team, which is led by Trygve Berg Lea, Skretting International Product Manager.

Why do we use fishmeal and fish oil in fish feeds?

"Fishmeal and fish oil are important components of feed for farmed fish such as salmon and many marine species, including sea bream and sea bass. They provide a natural source of protein and energy and the long-chain omega-3 fatty acids that we know are important for human health. The demand for these marine raw materials has grown in line with the aquaculture of the various species of fish. The crucial challenge in continuing the growth of this aquaculture is to ensure the wild fish stocks that ultimately are the source of all fishmeal and fish oil are not over-exploited. If that were to happen, the stocks would collapse and we would lose this valuable resource.

"In some parts of the world, we can reduce our dependence on fishmeal and fish oil by using land animal proteins such as haemoglobin meal in fish feeds. Currently that is not widely possible in other regions, such as the EU, because of resistance from regulators and retailers."



Trygve Berg Lea,
leader of the Skretting Sustainability Team

"At the beginning of 2008, we informed our fishmeal and fish oil suppliers of the sustainability criteria we want them to abide by."

Trygve Berg Lea, leader of the Skretting Sustainability Team

What does Skretting do to help prevent over-fishing?

"Skretting has developed several measures to direct our purchasing towards sustainable supplies.

"At the same time, we are devising ways of using marine raw materials as efficiently as possible, maximising the production of fish protein for human consumption without increasing the demand for fishmeal and fish oil. In effect, this means our ultimate objective is to help the fish farmers become net fish protein producers — providing more fish protein than they use in feed."

What measures do you have for purchasing sustainable supplies?

"At the beginning of 2008, we informed our fishmeal and fish oil suppliers of the sustainability criteria we want them to abide by. These include only using fisheries subject to governmental control over fishing limits and that no endangered species are included (see page 45).

"There is a significant trend for fisheries to look for ways in which they can be recognised by society as sustainable, for example through third-party certification by bodies such as the Marine Stewardship Council (MSC). We welcome these initiatives. Although they are mainly aimed at fisheries supplying fish for human consumption, already there are reduction fisheries considering certification. We will monitor developments because we want to avoid a situation where certified sustainable aquaculture production becomes a niche activity. Our goal is to work for solutions where the majority of the aquaculture industry can be regarded as sustainable producers of farmed fish. Ideally, the majority of the industry should agree on specifications that we can all endorse and then we can move together."

Details of the SEA programme can be found on www.skretting.com. In addition to the sustainability of marine resources, other topics covered by the programme include R&D to improve our use of marine raw materials and initiatives to reduce greenhouse gas emissions and waste.

SUSTAINABLE MANAGEMENT OF NATURAL RESOURCES

RAW MATERIAL FOCUS

Raw materials in Nutreco

Raw materials purchased by Nutreco companies for the production of Nutreco products are classified in six categories:

1. Primary products: products where 80% or more of the total revenue generated by the crop is through its use in animal nutrition or fish feed.
2. Main products: products where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is 50–80%.
3. Co-products: products where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is 15–50%.
4. Residue products: products where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is less than 15%.
5. Mineral products: raw materials derived ultimately from mining. They include minerals essential in the diets, often in very small quantities.
6. Industrial products: products such as vitamins, amino acids, enzymes and pigments that are synthesised or extracted by industrial processes.

In 2008 Nutreco purchased close to 9 million tonnes of raw materials in these categories: 46% were primary products, 17% were main products, 8% were co-products, 19% were residue products, 7% were mineral products and 2% were industrial products.

The categorisation of raw materials was extended in 2008. Previously the mineral and industrial products were included with primary products, as they meet that definition. However, as their origin differs in not being either agricultural or marine, they are now separated to give a better insight.

The chart shows the continents of origin of raw materials for Nutreco in 2008. It should be noted that these figures are approximations because a proportion of raw materials are purchased via brokers and not from the original producers. The location of the broker is not always the same as that of the producer.

Sourcing origin continents Nutreco total 2008



1%
1%
2%
0.4%
15%
58%
22%
Europe
North America
South America
SE Asia
Asia
Africa
Australia

Flexibility helps balance demand and supply

The feed industry uses major raw materials from four broad groups:

- Raw materials normally used in food production when supplies are surplus to requirements for food.
- Raw materials that are lower grade and less useful for food production.
- By-products of the food, drinks and biofuel processing industries (Nutreco company Hedimix is a dedicated distributor of such by-products for use in feeds).
- Raw materials used primarily by feed producers, such as fishmeal, fish oil and soya meal, which is the co-product from the extraction of soya oil.

The formulations for animal and fish feeds are flexible. That means the feed producers can choose from several different raw material combinations to achieve the nutritional specification that is wanted. One of the most important criteria influencing that choice is cost — the formulator will look for the least-cost combination. This adaptability means the feed industry helps to stabilise raw material prices by moving, whenever possible, away from raw materials that are becoming scarce and therefore expensive. Reducing demand for the material reduces the economic incentive to over-exploit the resource.

One of the objectives of the Nutreco purchasing and R&D teams is to reduce our dependence on any individual raw material by identifying effective alternatives that can be obtained from reliable sources.

Where a raw material is in surplus and the cost falls, feed companies will buy and provide a market to minimise waste. With the feed companies buying, prices are less likely to fall to the point where dumping or destruction is an economic option.

Additionally, animal feed provides an effective way of upgrading non-food-grade materials, such as feed-grade wheat, and of making effective use of by-products of the starch, sugar, milling, dairy, brewery and juices industries. These raw materials are converted first into feed and then into high quality food for human consumption, thereby improving the sustainability both of the industries from which the materials come and of animal nutrition and fish feed production.



Purchasing precautions

David Lewin is the Skretting Purchasing Team Leader and the Nutreco Category Manager for Marine Raw Materials.

Where does Skretting get its marine raw materials from?

"In Skretting, almost all our fishmeal and fish oil comes from the two main reduction fisheries. These are the Scandinavian fishery in the northeast Atlantic, mainly Iceland, Norway, Denmark and the UK/Ireland, and the South American fishery off the coast of Peru and Chile. Both are regulated and abide by the Code for Responsible Fisheries developed by the Food and Agriculture Organization of the United Nations (FAO). Additionally, the letter we sent to suppliers in 2008 stipulates that they must provide documentary proof that their products are sustainable."

Do you check on suppliers?

"We audit our suppliers and that includes checking, as far as possible, where their fish come from. Many of the suppliers have their own fishing boats and we can check their fishing activities with good confidence. Some suppliers buy fish on the open market and there we rely on the government controls and quotas to ensure the supply is sustainable. However, both fisheries are very much in the public eye and closely watched by groups concerned about the sustainability of fish stocks. Finally, we purchase fishmeal made using trimmings from processing wild caught fish for human consumption."



Competing markets

The fishmeal industry was originally established to supply animal feed producers. Fish oil at that time was a low value by-product. It is only since the mid 1980s that a proportion of production has been taken up by aquaculture for use in fish feed.

Peru is the world's leading supplier of fishmeal. Globally, according to the International Fishmeal and Fish Oil Organisation (IFFO), fishmeal production has been around 5–6 million tonnes for the past decade, approximately 60% of which is used in aquaculture.

A new trend emerged recently. Species such as blue whiting and capelin in the Scandinavian fisheries are being exported, mainly to Africa, for human consumption. This increases competition in the market, with buyers for food exports willing to pay much higher prices.

Following the development of aquaculture, fish oil became an important ingredient in fish feeds and the aquaculture industry now buys most of the fish oil produced. It is the main source of the long-chain omega-3 fatty acids, EPA and DHA, increasingly recognised as important for human health. The demand for fish oils for use in human foods and supplements is increasing. For example, in 2007, more than 10% of the available fish oil was estimated to have gone to the pharmaceutical and health supplements markets.

Net fish protein production

At the end of September 2008, Skretting announced that 800,000 farmed salmon in Norway had yielded more fish protein than was used in the feed they consumed. The results came from the Centre for Aquaculture Competence (CAC) in Norway, established by Skretting, Marine Harvest and the AKVA Group to run commercial-scale salmon farming trials.

Atlantic salmon were introduced to the sea pens in 2007 and the first pens were harvested in mid 2008. The salmon were raised in three groups: one on a conventional diet with 30% fishmeal and two on alternative diets with 23% and 20% fishmeal. All groups yielded 180 g/kg of fish protein. Calculating consumption against growth in the grow-out period shows the first group consumed 193 g per 180 g fish protein produced, compared with 175 g and 155 g for the others. This gives an efficiency of fish protein consumed to fish protein produced of 93% for the conventional feed and 103% and 116% for the alternative diets, making them fish-protein-positive, even though no land animal proteins were used in these diets. Furthermore, the favourable conversion rate did not have a negative effect on the omega-3 levels in the fish.



"The wild fish stocks that ultimately are the source of all fishmeal and fish oil must not be over-exploited. If that were to happen, the stocks would collapse and we would lose this valuable resource."

Trygve Berg Lea, leader of the Skretting Sustainability Team

Stakeholder dialogues

Skretting is a member of the steering committee of the Salmon Aquaculture Dialogue organised by WWF USA and established in 2004. Other organisations and companies represented on the steering committee include environmental NGOs from Europe and the Americas, aquaculture companies and WWF.

The dialogue provides a meeting place where views and concerns can be exchanged in a constructive manner. Its final goal is to develop and implement verifiable environmental and social performance levels that measurably reduce or eliminate key impacts of salmon farming and that are acceptable to all stakeholders. Feed is one the seven key areas of impact that are being addressed.

In 2008 there were meetings in Barcelona in February and in Edinburgh in November. The main topics in Barcelona were escapes, siting of salmon farms and their impact on plants and animals on the seabed beneath them (benthic impact). In Edinburgh, the meeting confirmed the main guiding principles for addressing impacts and discussed ways of making them more robust. The principles include conserving natural habitats and local biodiversity, as well as protecting the health and genetic integrity of wild salmon.

Skretting was a coorganiser with Nutreco and Blue Planet of AquaVision 2008, the multi-stakeholder business conference at Stavanger, Norway. AquaVision attracts industry leaders, politicians, regulators, investors, customers including leading retailers and processors, and NGOs to discuss the issues facing aquaculture.




Helga Pedersen

AquaVision 2008 opened on 30 September at the conference centre in Stavanger, with around 400 delegates from 26 countries on five continents. Between them, they represented the full value chain from feed to retail. The conference was split in two parts: day one, Know the Fundamentals; day two, Create Your Future.

In his closing remarks, Wout Dekker emphasised his belief that innovations are essential for future food security. "At this AquaVision the cry for new knowledge has been louder than in any previous AquaVision or Agri Vision conference. To feed the world, we need innovation. More than that, the companies that will succeed in the long term are those that ensure both food safety and sustainability."

Skretting sponsored and attended the Seafood Summit in Barcelona, Spain, in January 2008, the first time it had been organised outside the United States. Topics included global trends in seafood and sustainability, traceability and the impact of carbon dioxide on the seafood industry.

The summit, which is organised by the Seafood Choices Alliance, brings together representatives from the seafood industry and the conservation community for in-depth discussions with the goal of making the seafood marketplace environmentally, socially and economically sustainable. The Barcelona summit attracted 350 delegates from 34 countries representing 200 companies and organisations; 33% of the attendees were from business, 42% from non-profit organisations, 17% from government bodies and academia and 5% represented the media.
In 2009 Skretting again sponsored the Seafood Summit, in San Diego, California, in February.
See www.seafoodchoices.org.

Making the best use of raw materials



The continued success of aquaculture means demand for fishmeal and fish oil has increased. In Skretting, we identified the sustainability of these marine resources as a critical factor in the growth of aquaculture many years ago and began research programmes to improve the efficiency with which they are used.

Applying knowledge generated at the Skretting Aquaculture Research Centre (ARC) and advances in manufacturing technology, we have achieved significant progress. For example, between 2004 and 2007, the Skretting global production of salmon feed increased by 27% while the consumption of fishmeal went down by 7% and that of fish oil by 6%.

At the same time, the feeds have improved. The benefit is shown in the biological feed conversion ratio (FCR). The FCR is the weight of feed used to produce one unit weight of fish. We estimated the FCRs of some historical feed formulations, in today's production conditions, and compared them with current feeds. The results showed that a salmon today needs 15–20% less feed than in the 1980s.

Alex Obach, Managing Director at Skretting ARC explains the focus of research in 2008.

"We continue to focus on getting as much benefit as possible from sustainable supplies of fishmeal and fish oil, and 2008 was an interesting year.

"Results prior to 2008 indicated that, by using vegetable alternatives, fishmeal levels in salmon grower feed needed to be above 25%.

"In 2008 Skretting ARC investigated the reasons for these limits. Results indicated they are set by the availability of specific components found in fishmeal. Research at Skretting ARC increased the availability of these components so that the fishmeal limit for grower feeds using only vegetable alternatives can be lowered dramatically. When using land animal proteins (LAPs) as fishmeal replacers, ARC was able to produce fishmeal-free diets while maintaining full performance, health and quality of the fish. The latter work is of special interest for countries outside the EU.

"At Skretting ARC, our task is to explore the frontiers and increase the formulation options available to our Skretting feed companies. It is the marketing and production teams who decide how far to go in the commercial products. However, we could see commercial diets with new low levels of fishmeal becoming available in 2009, especially in Chile, Canada and Australia, where the LAP products are permitted."





Life cycle analysis

Skretting initiated a life cycle analysis (LCA) of salmon feed in Norway. LCAs are a standard means of assessing the environmental impact of a product, from the preparation of raw materials through to the end of its use, including the impact of any waste or residue it leaves. The study is being carried out with the Swedish Institute for Food and Biotechnology and first results should be available in mid 2009.

SUSTAINABLE MANAGEMENT OF NATURAL RESOURCES

PROJECTS & EXAMPLES



Skretting Chile simulates marine spillage

7 Spilled fish oil was represented by a flotilla of 'floating oranges' in July 2008, when Skretting Chile cooperated with the Environmental Department of the Chilean Navy in simulating a spillage of fish oil into the sea from the pier at Pargua. Training is important because if there were a real spill, it would take the navy experts two hours to reach the scene and there are strong currents, and normally winds as well, to spread the pollution. Other participants included personnel from a biosecurity company.

When the oranges were spotted, having been thrown in by the navy, containment booms were rushed to the beach and pulled out to sea by motor boat. They were used to surround and drag the 'oil oranges' back to shore to be dealt with. Conditions were fairly calm, but the exercise still proved to be challenging.



Feed additives improve productivity, welfare and the environment

Trouw Nutrition International (TNI) markets several novel feed additives that enhance nutritional uptake and promote more robust animal health. Improved robustness means fewer antibiotics are needed for the treatment of diseases. In combination, these feed additives contribute to more efficient use of feed raw materials, better animal welfare and a reduced environmental impact by reducing waste nutrients such as minerals in the manure.

Examples include Optimins, Fibosel and TNIbetain, also Selko organic acid blends.

Optimin organic trace minerals help ensure that animals can get the essential trace minerals they need while avoiding giving too much. If too much is given, as a way of making sure the animals get enough, the excess will be present in the manure and that causes environmental pollution, for example with zinc or copper. Organic trace minerals also represent our efforts to be careful with the usage of non-renewable mined resources.

Fibosel (activated specific beta-glucans), derived from yeast cell walls, stimulates the immune system to deal better with infections and stress, helping to minimise the effects of subclinical diseases and disease outbreaks.

TNIbetain is a product from sugar beet processing that is effective as an osmoregulator, stabilising cellular metabolism in stressful situations, for example alleviating heat stress in broiler chickens or the stress for young salmon in transition from fresh to salt water.

Additionally, Trouw Nutrition International produces Selko organic acid blends, which preserve feedstuffs in a natural way and help to optimise intestinal functions and microbial flora and reduce the presence of pathogenic micro-organisms.

Skretting Norway is partner with environmental NGO

Skretting Norway has a partnership with the environmental NGO Bellona. This is an international organisation established in 1986 and based in Oslo. Bellona has an active interest in several marine environment subjects, including the environmental challenges of aquaculture. It is working with Skretting on ways to reduce these. In 2007 Bellona launched a website dedicated to aquaculture. One of the focus areas is 'feed resources'. An English version of the website was prepared in 2008 for launch in 2009: www.bellona.org/aquaculture.

Poultry nutrition from biofuel by-products



The research team at the Poultry and Rabbit Research Centre in Spain assessed the performance and value in poultry feed of potential raw materials derived from biofuel production. These have increased in availability with the increase in biofuel production. They include glycerol from biodiesel and DDGS (dried distillers grains with solubles) from bioethanol production. DDGS is also a by-product from the production of alcoholic drinks, hence the name.



Results from the research show the by-products can be of value in poultry feed for layers and broilers, either through improved performance of the poultry or as less expensive raw materials. They also show the optimum inclusion levels and limits. The knowledge increases the options available to Nutreco purchasers and formulators and provides and indicates the most efficient routes for upgrading these by-products into valuable protein.



Data mining identifies key production drivers

Nutreco Canada Agresearch demonstrated that entering information from an animal production system into a database then analysing it using a technique known as data mining can identify the key drivers for animal growth within that system. Data gathered over three years at a large swine production enterprise included factors such as genetics, health status, stocking density and diet information. Statistical analysis explained 61% of the variation in nursery pig performance over that period and 81% of variation in grow-finish pig performance. A dynamic model (Watson) was used to generate opportunities for improvement. This approach helps customers improve performance, which improves the efficiency with which the feed raw materials are used.



More efficient diets for sea bass and sea bream

A research programme led by Skretting Aquaculture Research Centre has provided new information on the nutritional requirements of sea bass and sea bream. The research ran in cooperation with five universities and research institutes in Italy and Spain. Using the results, Skretting developed separate diets for the two species, which previously were reared on a common diet. The new diets for Mediterranean sea bass and sea bream are optimised for each species so that the use of the feed ingredients is more efficient in both species. Results showed sea bass and sea bream can be successfully raised with lower levels of fishmeal than in previous feeds. Skretting now has the knowledge to produce twice the volume of bass and bream feed without using more fishmeal.

Analysis helps us make more efficient use of raw materials

NIR (near-infrared reflectance) analysis offers a rapid and simple means of assessing the energy content and nutritional value of raw materials and feeds. The precise nutritional value of an agricultural product such as feed-grade wheat is affected by many factors, including variety and growing conditions. By analysing the raw materials at the feed production site, rather than taking an 'average value', formulators can match the nutritional needs of the livestock more accurately and use the raw materials more efficiently. It also reduces environmental burdens by minimising the presence of valuable nutrients in the manure.

Most of the Nutreco feed companies now use NIR analyses. Accurate NIR analysis requires the instrument to be calibrated using information generated by conventional laboratory analytical techniques. Nutreco agricultural research teams have generated a significant volume of calibration information for analysis of feed raw materials. For example, Skretting fish feed plants use data generated at the Skretting Aquaculture Research Centre (ARC). These provide for NIR analysis of protein, moisture, fat, fatty acid and digestible protein in raw materials ranging from fishmeal and fish oils to corn gluten meal.

The Nutreco MasterLab acts as a hub for storing and sharing NIR analytical data. MasterLab has generated a library of data, which is stored on a server managed by the laboratory. The server also holds data generated by the Nutreco agricultural R&D centres and Skretting ARC. This data is used by Trouw Nutrition International, Hendrix, Nanta and Skretting.





Skretting criteria for sourcing marine products

As an industry leader, Skretting feels obliged to guide the development of the fish feed sector towards responsible behaviours and increasing sustainability, characteristics that are essential for the long-term future. This commitment is brought into practice through sourcing marine products from responsibly managed stocks.

This means that suppliers of marine products to Skretting must document that fish used to produce meal and oil have been responsibly sourced, without depleting fish stocks or damaging the wider marine environment.

To be an approved supplier of marine products to Skretting, suppliers are evaluated and, at certain intervals, audited by Skretting.

We require our suppliers to comply with the following:

1. **Fisheries regulated by official management controls and total catch limits**
   All fisheries involved in the supply of marine products to Skretting must be subject to government controls to conserve stocks and prevent over-fishing, with total catch limits in place.
2. **Official management controls based on scientific monitoring and assessment**
   Controls on the fisheries used for marine products shall be based on regular monitoring and assessment of the status of individual stocks, conducted by independent or government-based scientific organisations.
3. **Each delivery of marine products must be accompanied by documentation stating the fish species used in the manufacturing of the product.**
   In order for Skretting to control and verify that points 1 and 2 have been fulfilled, the supplier must provide documentation about the species from which marine products have been produced. If the marine products have been produced from or include trimmings and/or by-products, the percentage of by-products shall be documented in addition to the species they originate from.
4. **Marine products must not be produced from endangered fish species.**
   The supplier guarantees that the species used for production of marine products are not classified as Critically Endangered or Endangered in the IUCN Red List (International Union for the Conservation of Nature and Natural Resources).

TAKING OUR IMPACT



In 2006 the Food and Agriculture Organization (FAO) of the United Nations prepared a report that estimated the production of greenhouse gases by activities associated with livestock farming. Called 'Livestock's Long Shadow', the report indicated that livestock farming activities are important contributors to the global production of greenhouse gases that contribute to the current period of climate change.

Nutreco is very much involved in livestock farming. In a special project that began in 2008, Ellen Hambrecht of the Nutreco R&D and Quality Affairs department has been studying these findings and their significance for Nutreco.

CLIMATE CHANGE

STEPS TO REDUCE ON GLOBAL CLIMATE

What are greenhouse gases?

"Greenhouse gases are a natural part of our atmosphere. We need some greenhouse gases to keep the surface of the earth at a habitable temperature. Without them, the earth would be too cold for life to exist. The current problem is that we have too much and the excess comes from human activity.

"The Intergovernmental Panel on Climate Change (IPCC) stated in its fourth assessment report, in 2007, that increased greenhouse gases coming from human activity are causing a climate change resulting in global warming and that leads, for example, to more extreme weather events and shrinking of the Arctic sea ice causing a gradual rise in sea levels.

"The main greenhouse gases are water vapour, carbon dioxide (CO_2), methane, nitrous oxide, ozone and CFCs (chlorofluorocarbons). Agricultural activities can result in the production of three, namely CO_2, methane and nitrous oxide.

- CO_2 is the most abundant and because of this it is having the greatest effect.
- Methane is the second most important of the three. Although it is produced in much smaller quantities, it is around 25 times more effective as a greenhouse gas than CO_2.
- Nitrous oxide is only present in extremely small amounts but it is almost 300 times more effective than CO_2."



"Our aim is to identify those raw materials that contribute most in terms of greenhouse gases. We will then investigate how we can modify their impact, to achieve the greatest climate benefit from our efforts."

Dr Ellen Hambrecht,
Nutreco research scientist

What can Nutreco do about greenhouse gases?

"My first step was to assess the level of greenhouse gas production at each stage in our value chain. Using that information, I am now identifying where Nutreco can act most effectively to reduce these impacts.

"It is clear that we have to act in two ways. For some parts of the value chain we can make changes in Nutreco in what we do and how we do it. Other parts of the chain are not under our direct control or influence. For these we must work with other people, persuading and agreeing on better ways of working.

"Having gained an overview, I could then move on to examining how Nutreco relates to these figures. To begin, I focused on the activities of Hendrix UTD. The animal feeds produced by Hendrix in the Netherlands and Belgium are mostly associated with the more intensive forms of livestock production.

"There is a chart (page 48) showing the greenhouse gas emissions related to intensive livestock, which is where Nutreco is most closely involved. It ranges from the growing of agricultural raw materials used in feed through to the manure of animals that were fed on the feed.

"Nutreco can certainly accept a share of the direct responsibility for three important links in that chain:
- the raw materials we source;
- the energy used and any outputs generated by their processing into feed;
- the transport involved.

"An important part of the greenhouse gases is estimated to come from deforestation. Nutreco is making efforts to prevent this by working with other stakeholders, e.g. in the palm oil and soya round tables (see pages 26–28).

"While our direct activities involve very few methane emissions, we can help the farmer to control rumen fermentation (also called: enteric fermentation) in order to reduce methane emission at that stage. Changes in feed composition and feed additives have potential to help achieve this."

How can we change the impacts from our raw materials?
"As many readers of this report will know, our animal feed companies can use any of many hundreds of raw materials. It is impossible to review them all. We identified the top 25 used by Hendrix. They account for more than 90% of total raw materials and that is where we are starting.

"Our aim is to identify those raw materials that contribute most in terms of greenhouse gases. We will then investigate how we can modify their impact, to achieve the greatest climate benefit from our efforts.

"As often happens when you try to change one aspect of a product such as a feed formulation, you will influence several parameters at the same time. By changing the feed formulation we may be able to reduce methane emission by rumen fermentation processes. In this way, we could claim to have reduced the global warming effect. However, we want to have a look at the whole food production chain so we also need to take into account the effects of the changes in feed formulation on the emissions on the side of the raw material production. So, while a changed feed formulation may reduce methane production in the animal, it may increase CO_2 emissions due to longer transport, energy-intensive processing or other aspects of the raw materials that have been introduced into the feed formula.

"We must also look for other unintended consequences. For instance, a processing method that generates fewer greenhouse gases might result in an unpleasant odour or waste that is more difficult to dispose of safely. Further, we need to keep a sense of proportion. While transport for a particular raw material might generate a third of the greenhouse gas resulting from its use, that is less than 1% of the greenhouse gases for the full value chain. Reducing it will not bring significant progress. Although it is not yet clear what we can achieve when we have the information; what is clear is that it will give us options to reduce the impact of Nutreco. Not having it would leave us working in the dark."

Greenhouse gas emissions (GHG) from livestock activities — *All figures are based on estimates published in 'Livestock's Long Shadow', see pages 13 and 47 of this report.*

18% of total anthropogenic (from human activity) GHG emissions are from livestock activities

13% are from EXTENSIVE livestock production systems (e.g. grazing cattle, sheep and goats)

5% are from INTENSIVE livestock production systems (e.g. pork, poultry and dairy production)


crop cultivation: circa 56%*
transport: 0.05%*
industrial processing: 0.5–2.4%*
animal production: circa 42%*
Contribution of various parts of the production chain

** Contribution to total greenhouse gas emissions from intensive livestock production systems, including deforestation.*

CLIMATE CHANGE
PROJECTS & EXAMPLES

Packaging improves environmental performance

The Nutreco Food Research Centre (FRC) in Spain is actively developing packaging concepts for the chicken products of Grupo Sada, with particular attention to reducing environmental impact. In 2008 some of these new forms of packaging were brought to commercial reality and introduced into the market, bringing environmental benefits. Key advances include reduced volume, thus reducing transport and storage costs and carbon footprint. The packaging extends product shelf life and thereby reduces food waste. Additionally, the packaging materials are recyclable.

The FRC is a partner in two major packaging development projects. One is EU-wide and EU funded, with the objective of developing safer packaging. The other project links 16 companies and 27 research centres in Spain with the aim of reducing greenhouse gas emissions.



Skretting Norway moves to more efficient feed delivery

During 2008 a new feed delivery boat was built for Skretting in Norway, to come into service in April 2009. Skretting ordered the boat in order to begin silo–silo feed deliveries from its Averøy plant. Finished feed is held in a silo battery at the feed plant, transferred into small silos on the boat and then transferred directly into silos at the fish farms of customers. This replaces delivery in bags.

Silo–silo delivery by boat will reduce energy used in deliveries, through efficient boat transport and reduced use of forklift trucks in loading and unloading. Additionally, it dispenses with packaging.

The boat will reduce packaging by more than 200,000 bags a year and it has a low emission engine, with filters to remove approximately 90% of NOx emissions from the exhaust.

The boat replaced in Norway was refurbished and is delivering feed for Skretting in Scotland, where it provides increased efficiency and better management of packaging. It offers the options of blowing bulk feed, using the on-board crane to empty bags into customer silos, or lifting 1- or ½-tonne bags onto the quayside or barge. In the two former options, no packaging is left with the customers.


SKRETTING

Skretting sponsors UNEP Children's Conference

Skretting was an A sponsor of the United Nations Development Programme Children's Conference on the Environment held in Stavanger, Norway, from 17 to 20 June 2008. The conference provided a unique opportunity for the children attending to discuss, exchange ideas and learn more on diverse environmental issues. It included a field trip to the Skretting research site at Lerang.



Nutreco ranked high in Carbon Disclosure Project

Nutreco came top in its sector in the Netherlands in the 2008 report on disclosure by companies of information relating to climate change. Nutreco's score of 89 was the highest in its sector (Retail & Consumer) and the joint second highest in the Netherlands. The global average in Nutreco's sector was less than 70.

The highest score in the Netherlands was 90, by Logica. The global highest score in Nutreco's sector was 96, by Tesco. The global highest in any sector was 98.

The Carbon Disclosure Project issues annual requests for climate change information from more than 3,700 corporations around the world. This is done on behalf of institutional investors, purchasing organisations and government bodies. More information can be found on www.cdproject.net.

NUTRACE, A



FEED-TO-FOOD QUALITY

UNIQUE FEED-TO-FOOD QUALITY STRATEGY

The nutritional value, taste and texture of food products such as meat, fish, dairy products and eggs are directly influenced by the nutrition of the animal concerned. As Nutreco is a major animal nutrition and fish feed company, we play an important role in the value chains that supply consumers with safe and nutritious food.

We have a unique feed-to-food quality strategy we call Nutrace®, with standards and protocols that can be applied across all Nutreco businesses. The established standards are Certified Quality, Monitoring, Risk Management and Tracking & Tracing. As Nutrace is a dynamic strategy, we continually improve and strengthen it. In 2008 a fifth standard, Ingredient Assessment and Management, was developed.

The development of Nutrace is guided by the Nutrace Platform, which includes quality and food safety specialists from all Nutreco businesses. This is a forum for discussion and helps companies share their knowledge and best practices, and the work of safeguarding the quality of our products. The platform is coordinated by the Nutreco Quality Affairs department led by Reinder Sijtsma.

Is controlling feed-to-food quality becoming more complicated?
"It is getting more complicated. The public became far more aware of food safety over the past years and it is high again on government agendas. This was prompted by a series of food safety incidents. Several were associated with feed and its ingredients.

"We are dealing with a worldwide increase in legislation about food safety and a parallel trend to greater enforcement, with more checking on aspects such as undesirable substances, feed raw materials, production and processing procedures and product labelling."

Are you seeing real benefits from Nutrace?
"We are. The risk of quality and safety incidents is inevitable in a business like ours, with hundreds of raw materials from even more suppliers. The purpose of Nutrace is to screen out as many as possible and to react quickly and positively to any incidents that do occur.

"The number of incidents in Nutreco is going down because we have better methods and more knowledge and we are sharing that knowledge throughout Nutreco.



Reinder Sijtsma,
Nutreco Corporate Manager Quality
& Regulatory Affairs

"For example, in 2008, we began the process of harmonising the risk assessments of all our ingredients. We had seen that different businesses in Nutreco could have different views on the risk profile of one ingredient because they had information from different sources. When we share all our information on an ingredient, we can agree on the risk profile and related actions, such as the quality standards for suppliers and which analyses are necessary.

"That means we can write a Nutreco-wide specification for each ingredient and get benefits in safety, quality and purchasing. Reducing the number of products bought by Nutreco and the number of suppliers reduces risk, gives better control of quality and makes purchasing more efficient."

"In 2009 we are giving a priority to developing more of these Nutreco-wide risk profiles and purchasing specifications and we will put them into a shared database, together with the science behind these judgements. It will be a unique knowledge resource for Nutreco."

Reinder Sijtsma, Nutreco Corporate Manager Quality & Regulatory Affairs

How do you know what analyses are necessary?

"The combined risk profile highlights the important risks from unwanted substances and microbial contamination. That tells us what to test for. Next we agree on the appropriate frequency of testing, which analyses are best and how they should be conducted. Using the same tests and methods means we can share and compare results from all around the world. That can help reveal trends, which may increase or decrease a risk over time.

"In 2009 we are giving a priority to developing more of these Nutreco-wide risk profiles and purchasing specifications and we will put them into a shared database, together with the science behind these judgements. It will be a unique knowledge resource for Nutreco that can be built and retained over many years."

Were there any other developments in Nutrace in 2008?

"We started to develop a Nutrace dashboard as a way of expressing how well developed Nutrace is in any business. A series of indicators show the extent to which the Nutrace standards, such as Certified Quality, are implemented. The dashboard can be used to track the implementation of Nutrace in a business and for all Nutreco. The indicators use information that is already being gathered in the HSEQ audits (see pages 63–65).

"We also produced a series of Nutrace communication tools, including a Nutrace logo for each business group, a leaflet and a DVD for businesses to use with customers."

What are your objectives for 2009 and beyond?

"We will continue rolling out the Nutrace feed-to-food safety programme and we intend to extend it to cover other quality aspects. We will introduce a new level of 'higher Nutrace standards' that Nutreco companies can use if they believe they would benefit in their market. We will further develop the dashboard and increase the integration of Nutrace activities between all businesses."

NUTRACE, A UNIQUE FEED-TO-FOOD QUALITY STRATEGY

INTRODUCING NUTRACE IN NUTRECO CANADA



"When we became Nutreco Canada in July 2007, we embarked on a process of integration and that included adopting the Nutrace feed-to-food quality strategy," says Jerry Vergeer, Managing Director, Nutreco Canada. "We were aware of the high priority given by Nutreco to aspects such as food safety from the Nutreco Corporate Social Responsibility Reports and the website.



Jerry Vergeer,
Managing Director, Nutreco Canada

"Although feed-to-food safety was not a high priority with customers and consumers in Canada at that time, it was emerging as an issue following the incident involving melamine in pet food. It moved further up the agenda in 2008, when Canadian processed meats were linked with a fatal outbreak of listeria. Canadian consumers are increasingly aware of risks in the food they eat and are changing their purchasing habits based on their perception of microbial and chemical contamination, antibiotic resistance and environmental sustainability.

"Nutrace reflects our commitment to the safety and integrity of our products and services and is focused on meeting the needs of our customers and consumers, today, tomorrow and into the future. Nutrace is an opportunity for Nutreco Canada to raise standards of quality assurance and move ahead of competitors. We are the largest and most visible animal nutrition company in Canada and we take pride in being leaders. I asked Research Manager Ewen McMillan to become Quality Assurance Manager and run our Nutrace project."

What was the Quality system when you became Nutreco Canada?



Ewen McMillan,
Quality Assurance Manager, Nutreco Canada

Ewen McMillan: "Our existing quality system, Feed Assure, was HACCP-based. The Canadian feed industry itself saw feed quality as an emerging issue several years ago and in 2001 it introduced Feed Assure across the industry. We were among the early adopters and all our Canadian plants were HACCP-certified within two years. Many smaller feed companies remain uncertified.

"The main risks addressed by Feed Assure were related to antibiotics and animal by-products. Both are permitted for use in feeds in Canada. Antibiotics are used as growth promoters and therapeutics in feed. The risks relate to cross-contamination, which is an antibiotic permitted for one species being in the feed of another, and antibiotic present at the wrong dosage or in the wrong feed. Animal by-products are used as a source of proteins and energy. The risk here relates to problems such as BSE.

"Over recent years the Canadian Food Inspection Agency tightened regulations on both antibiotics and animal by-products. The Feed Assure system integrated effectively with those new regulations. That is how we were in 2007."

How did you begin with Nutrace?
"The first step was to familiarise myself with Nutrace and assess how close we were to being fully compliant. We performed a gap analysis to identify the changes needed to become a Nutrace company. The results were presented to the Management Team early in 2008 and a three-year implementation plan was approved. Part of this was to ensure everyone in Nutreco Canada was aware of Nutrace and its importance.

"Nutreco Canada intends to be fully Nutrace compliant by the end of 2010."

What is the value of becoming Nutrace compliant?
"Our direct customers already trust us to ensure our products are safe, so there will be limited value for them. However, Nutrace compliance can be important at the next link in the value chain, among processors, retailers and food service companies using meat, dairy products and eggs.

"Our pet food plant, which mainly supplies own label products to retailers, will also benefit as the retailers are keen to protect their reputations."

What progress did you make in 2008?
"In March 2008 Managing Director Jerry Vergeer wrote to everyone in Nutreco Canada to introduce Nutrace and the implementation process. The letter included our Nutrace Mission Statement, 'Our Commitment to Nutrace', which is endorsed by the Management Team (see panel page 55).

"The gap analysis showed that our Feed Assure system largely matched the Certified Quality section of Nutrace, but we needed to introduce new practices for other sections. For example, our Risk Assessment approach was focused at plant level and needed to be broadened to cover company-wide risks. We have done that. Similarly, Monitoring is being extended to run nationally."

Are there problems with operating Nutrace nationally?
"Implementing and operating Nutrace nationally means we have to coordinate activities between the three autonomous businesses in Canada, so we are forming a Canadian Nutrace platform. This can deal with topics such as supplier assessment, which is complex as assessments must meet everyone's needs.

"The Tracking & Tracing part of Nutrace is especially relevant if we have to carry out a product recall. Our plants run recall exercises each year as part of Feed Assure. In 2008, taking a wider perspective, we ran multi-plant,

NUTRECO CANADA

Nutreco Canada has 18 feed production plants, including a pet food plant, and most plants produce feed for more than one species. Activities are divided into three autonomous regions by geography — East, Central and West. The East and Central regions operate as Shur-Gain. The West region operates as Landmark Feeds.



"Pooling the quality assurance experience, information and resources of all Nutreco plants around the world can help every operating company improve to be best in class in the feed business."

Ewen McMillan, Quality Assurance Manager, Nutreco Canada

multi-species exercises in all three regions. The objective was to match the eight-hour target of Nutrace. We succeeded in every plant but one. Now we are preparing regional operating procedures so all plants will work in the same way. Then they will all hit the eight-hour target. Better tracking and tracing will enable us to be more precise in the event of a product recall, neither recalling far too much or, worse, too little.

"Linked with this, we have developed an emergency response plan. It covers topics such as human resources and IT as well as feed recalls and can be used in a regional or nation-wide emergency. It includes the research farm and specifies how to use Nutrace principles to meet new risks."

Did you do anything else to raise awareness?

"I met with teams from purchasing, operations and sales in each of the regions to explain what Nutrace is and what it can do for us. Pooling the quality assurance experience, information and resources of all Nutreco plants around the world can help every operating company improve to be best in class in the feed business."

Are you a member of the Nutreco Nutrace Platform?

"Yes. Being a member brings two benefits. It helps us in Canada understand the specifics of Nutrace and allows us to participate in developing new components, to avoid any reworking when implementing them here.

"Additionally, representing the Canadian business on the platform broadens the geographic and cultural base, preventing it from becoming too Eurocentric."

Do you have major targets for next year?

"We have two dairy plants over the border in New York State and these will be brought into the Nutrace way of operating.

"We will integrate Nutreco Canada fully into the Nutrace rapid alert system and we will upgrade the way in which our businesses handle changes in regulations, making sure we have the right people and processes in place."



OUR COMMITMENT TO NUTRACE

Nutreco will ensure the quality and integrity of the products we sell:

- by proactively improving the precautionary and control measures we take;
- by focusing on all areas of feed production, from the ingredients and products we purchase, through to the final delivery of goods to our customers; and
- by providing the necessary authority and resources for development and maintenance of our Nutrace Quality Assurance Programme.

FEED-TO-FOOD QUALITY
PROJECTS & EXAMPLES

The GMO dilemma in Europe

As an animal nutrition and fish feed company with extensive activities in Europe, Nutreco is faced with a dilemma concerning genetically modified crops, sometimes referred to by the general term genetically modified organism or GMO. Some feeds can be made using GM ingredients approved in the European Union (EU). Other feeds must have no GM ingredients at all. For example, fish feed producers in Europe have a voluntary non-GM policy in line with the stance of many European retailers and this includes even those GM varieties that are EU approved. At the same time, in the drive towards sustainability, the fish feed companies are finding alternatives to supplement the limited supply of the marine raw materials: fishmeal and fish oil. In effect, that means using more vegetable raw materials such as soya meal.

The companies developing these GM crops, such as soya, are continuously bringing out new varieties and often these are quickly adopted by the farmers in major producing and exporting countries such as Brazil, Argentina and the United States. However, approval by the European Union of the new varieties for use in food and feed products lags significantly behind the rate at which they are being adopted.

Avoiding GM crops is becoming increasingly difficult. For example, only Brazil produces and exports significant quantities of non-GM soya and the proportion of its non-GM planting is declining. From 100% only a few years in 2008 it reached 40% and only 25% could be exported as non-GM soya products due to cross-contamination in the supply chain.

Europe is only one of the markets served by the exporters; China and other Asian countries have become significant purchasers. Therefore, European purchasers do not have substantial influence over the choices made by the producers.

Strict regulations

In the EU there are strict regulations specifying what can be called non-GM. The regulations accept that totally GM-free is not practical because processing plants and transport are normally used for both GM and non-GM raw materials. Inevitably there is some cross-contamination.





To be non-GM in the EU, the feed cannot have a GM presence in any ingredient that exceeds 0.9%. That is 0.9% of the ingredient, not the complete feed. Additionally, the GM raw material that is present must be on the EU-approved list. If it is not, a zero tolerance applies. Where an approved GM ingredient is present at more than 0.9%, the feed must be labelled as containing GM materials. Companies are reluctant to bring in raw materials such as maize gluten and soya bean meal to the EU because if any contamination with a non-approved GMO is found, the entire shipment must be returned or destroyed. Analytical methods currently in use will detect a GM presence at 0.01%. Furthermore, oil from GM crops such as soya cannot be used in the EU even though it has no genetic content at all.

Although the dilemma was eased in December 2008 when the EU approved the latest GM soya (RR2Y), which is expected to be adopted rapidly, there are still some 70 more GM maize, rape and soya varieties waiting for approval in the producing countries, with many more to come.

Alternatives are more expensive and potentially not available in sufficient quantities.

"ISO 22000 is a tough certification and not every company in our sector would be able to get it. We see it as an important differentiator."

Jesús Lizaso, Nutrition and Formulation Manager in Nanta

Sada updates food safety certification



The Nutreco meat processing business in Spain, Grupo Sada, updated its food safety management system in 2008 in line with the new release of the BRC (British Retail Consortium) Global Standards of Food Safety, Issue 5. Main changes were in the sections 'The Food Safety Plan — HACCP', 'Chemical and Physical Contamination Control' and 'Product Withdrawal and Product Recall Procedures'. Sada implemented the changes necessary to qualify for certification in 2008 and gained certification at grade A, the highest available.

Nanta achieves top feed safety certification

In July 2008 Nanta gained certification for the new ISO 22000 Food Safety Management System. ISO 22000 is a comprehensive food safety standard compiled by experts from over 20 countries around the world and it incorporates the requirements of many existing standards.

Jesús Lizaso is the Nutrition and Formulation Manager in Nanta and led the project. "ISO 22000 is a tough certification and not every company in our sector would be able to get it. We see it as an important differentiator. Customers are becoming larger, more professional and more demanding on quality and safety.

"ISO 22000 is far stricter than previous quality standards. For example, it is not enough to have systems in place; we must demonstrate that these systems work and deliver benefits, that the people are trained and that we monitor what is happening. Additionally, to keep the certification, we must show that all systems are routinely reviewed and modified or upgraded to stay in line with identified risks.

"Auditors for ISO 22000 must have at least five years' experience in the relevant industry. These people understand what we are doing and can assess whether a measure will be effective or not. If they think not, then there is no certificate. Preparing for ISO 22000 certification brought about some genuine improvements in our procedures. We had two internal auditors preparing our plants and they aimed to be stricter than anyone."


NANTA


OPENING
Lofoten
UNIVERN

NUTRECO PEOPLE & INVESTING IN THE COMMUNITY

HR MANAGEMENT OPPORTUNITIES

In 2008 the Nutreco Human Resources team introduced new systems and tools to help managers and employees better manage their performance and development. The changes include the implementation of a Nutreco-wide standard software tool where employees as well as managers will enter information about objectives, training needs, ambitions and availability. By early 2009, the new system will apply to some 3,000 people, which is one third of the Nutreco workforce.

"There are two key aspects to helping people get the most they can from their career in Nutreco and helping Nutreco make the best use of the talents these people have. They are performance management and management development," says Peter van Asten, Director Corporate HR.

"Performance management is a year-round process. It includes a relatively formal meeting in which the employee's performance is reviewed and objectives can be set. Then there should be interim discussions between employee and manager. The output of performance management is the input for management development, which focuses on an employee's potential, learning needs, career path and place in succession planning. With the new tool, known as P@CT (People and Career Tool), these processes are far more standardised across Nutreco, making opportunities more equal and giving management a better oversight of available talents."

UPDATING HR MANAGEMENT IN NUTRECO

Annette van Duijnhoven, Corporate Human Resources Officer, is closely involved in introducing P@CT and updated procedures through Nutreco.



Annette van Duijnhoven,
Corporate Human Resources Officer

How is P@CT being used?

"P@CT provides a standard approach for everyone. Employees are able to fill in and check their personal details. Managers are being trained in using it as a basis for performance reviews and for management development. A performance review will follow the same structure everywhere in Nutreco and will record the same information.

"We already see that often the manager and the person reporting to him or her will complete the review section together. Both must approve it and so must the 'grandparent', that is the manager of the manager. This applies from operating companies, through business units to business groups, right up to the Executive Board. We can also see that having the information stored in electronic form is making the process faster, simpler and safer.

"We believe these new features in HR management will open the way for people to have a much greater influence on their careers with Nutreco and for Nutreco to give them more opportunities to progress and reach their potential."

Annette van Duijnhoven, Corporate Human Resources Officer

"The information recorded now includes an indication of the ambitions of the employee, whether they are available and willing to move to different types of work, to another part of the country or even another country."

Can P@CT make career development more effective?

"The data in P@CT will enable much more effective management development. For example, one of the key pieces of information is an assessment by the manager of when an employee with potential to advance will be ready for the next move. That gives HR managers the opportunity to identify people ready for promotion and move them up, as soon as possible, and to progress their careers. In particular, they can see the high potentials and ensure their career is steered effectively and guide them towards management positions in Nutreco.

"Additionally, it will facilitate succession planning. As key employees approach retirement, HR managers will be able to identify all the people that might be suitable to take over, make a choice and ensure the candidate is able to fill any gaps in their skill set in good time.

"Gathering the data in a standard form offers another interesting feature. An HR manager that needs to fill a key post can indicate the skills and competences needed then search the information available through P@CT. This will identify whether there are people in other parts of Nutreco that meet the criteria and are willing to make the move. The HR manager will not be able to identify those people, unless they are in the same part of Nutreco. Information security is a top priority. However, via Corporate HR, the potential candidates and their managers can be alerted to the opportunity.

"We believe these features will open the way for people to have a much greater influence on their careers with Nutreco and for Nutreco to give them more opportunities to progress and reach their potential.

"During 2009 we will introduce formal management development reviews for all employees judged to have the potential to move up in the company. This will begin in the operating companies."

Are there other benefits from P@CT?

"By the end of the year, performance management cycles will be complete as will management development meetings. That will give us an excellent overview, which was not possible before as the information was not gathered and recorded in a consistent and transparent way. For example, we will see clearly the level of the five core competences in the Nutreco workforce. We can then take steps to correct any imbalance or shortage.

THE ROLL-OUT

The roll-out was in three stages. It began with a first group of some 280 managers globally in mid 2008, then employees in Spain, Canada and the Netherlands were added in September and October. More followed, with the aim of being close to 100% of the 3,000 by early February 2009. Feedback from HR managers in the early stages identified several snags. For example, they drew attention to cultural differences. Some terms used without problem in Europe were inappropriate in the United States or in China.

For the final phases, Nutreco's presence was divided into 13 geographical regions. Each region had a project owner and every operating company had a functional owner. There also were technical owners to provide IT support.

The P@CT user interface was translated and at the end of 2008 to be available in English, Dutch, Spanish, German and Chinese. Further languages will follow. By using drop-down menus in the forms, information can be entered in one language and then viewed in another. There are also free fields for managers and employees to add further information if they wish.


P@CT
PEOPLE AND CAREER TOOL
¿Cual es tu role?
EMPLEADO
Como los empleados y los managers tienen diferentes responsabilidades, también tienen diferentes acciones que llevar a cabo en P@CT. De este modo, las demostraciones también son específicas para cada role.
Por favor, seleccione su role (empleado o manager) para entrar a su parte de la demostración.
COMPLETE LOS DETALLES PERSONALES
EVALUACIÓN DEL DESEMPEÑO
MANAGER
Como los empleados y los managers tienen diferentes responsabilidades, también tienen diferentes acciones que llevar a cabo en P@CT. De este modo, las demostraciones también son específicas para cada role.
Por favor, seleccione su role (empleado o manager) para entrar a su parte de la demostración.
EVALUACIÓN DEL DESEMPEÑO
GESTIÓN DEL DESARROLLO

Currently we are also developing sets of functional competences for activities such as purchasing and financial management.

"The overview will enable us to prepare reports indicating parameters such as the proportion of the workforce that has reached a career grade (where they can be further developed but are not likely to move up), the proportion ready for promotion in the next year and the number of high potentials. We need to keep the right balance between these groups.

"Looking further ahead, the information will make Nutreco more versatile. If we need new skills or move into new activities, we shall be able to find people in the company best able to adapt so that the changes can be made quickly and efficiently."

"This tool is a great opportunity for our people to be seen in all Nutreco. As a result, it is an incentive to improve and prepare in order to be considered for positions worldwide. It is also an effective tool to evaluate our people as managers and, for our personnel, it is a more transparent way to be evaluated."

Luis Lauro Gonzalez Alanis, General Manager, Trouw Nutrition Mexico



"I do not have any doubt that in the near future, when the people become more familiar with the platform, P@CT is going to bring a clear cultural change for Nutreco. Our employees will be able to monitor their own contribution to the company strategy and goals, which will stimulate better performance and results. For the first time, managers will have a powerful tool to help them take decisions regarding career and succession planning. They will have the opportunity to consider everybody in P@CT at local, business unit, business group and international level, which provides more opportunities to employees."

Jesús Beltejar, HR Manager, Nutreco España





NUTRECO PEOPLE & INVESTING IN THE COMMUNITY

HEALTH AND SAFETY IN NUTRECO

The health and safety of employees has a high priority in Nutreco and forms a substantial part of the audits conducted by the Health, Safety, Environment and Quality (HSEQ) team based in Boxmeer, the Netherlands. The team has a key role in maintaining and improving standards that apply throughout Nutreco operations. As well as helping to ensure everyone in Nutreco can have a safe and healthy working environment, the team contributes to improving operating efficiency by sharing knowledge and experience through Nutreco. Harm Teunissen is the Corporate HSEQ Director.

How does the HSEQ team operate?

"Members of the HSEQ team inspect and audit all of our production and processing sites. These visits are primarily to ensure that Nutreco standards are met but they achieve a lot more and often help local managers in their efforts to improve quality and performance.

"An audit will take two to three days on site, including an audit introduction, the site inspection, a review of organisation and systems, and discussions of audit findings at the end of the audit. After returning to our office in Boxmeer, the auditors prepare a detailed report with recommendations. A site inspection is shorter, usually one day. We use these between audits, for example to see that important changes have been implemented or to see that there are no new problems at sites that already have high HSEQ ratings.

"If during an audit we find equipment, conditions or working methods that do not meet Nutreco standards, we record this together with our recommendations on necessary changes. Usually, these recommendations come from the discussion at the end of the audit.

"Because our people visit all the Nutreco sites, we are aware of many options for solving a problem or making improvements. Talking with local managers, we can usually identify one that is appropriate for their site. The exact details of these solutions vary from site to site, to suit the construction and activities of each site rather than imposing identical procedures everywhere.



Harm Teunissen, Corporate HSEQ Director



"The audit reports are sent to managers at the site, to their managers at business level and to the Executive Board. Our recommendations often form part of subsequent applications for investment (capex). We estimate about half of capex applications contain a recommendation from the HSEQ team. If there were any 'urgent' recommendations, we follow up to check something has been done."

Is there more to the work than health and safety?

"In addition to health and safety, our audits cover environmental issues and site security and can include operational and quality issues. They also include a check on certificates and licences required for activities at the site, for example relating to quality control, hygiene measures and use and discharge of water.

"We take note of any complaints made concerning odours or noise and, again, if there is a real problem, we work with management to find a practical solution that as a minimum meets regulatory requirements.

"In addition to audits and inspections, the HSEQ team coordinates the gathering of performance data used in these Corporate Social Responsibility Reports and in the CSR section of our website.

"Nutreco has had an HSEQ team since its foundation in 1995. In that time, we have visited every production site several times, apart from recent acquisitions. However, we are catching up with those now.

"One of the most gratifying features of our work is that over those years we have recorded continuous improvement. This year, the Trouw Nutrition International site in Germany scored the highest rating yet with 99% for Quality and 98% for Safety. That is truly impressive."

Do you rank sites according to their audit scores?

"Starting in January 2008, we are rating each site in one of five categories, based on the HSEQ audit results. We developed the system in 2007 after a request from the Nutreco business managers.

"The categories are: Insufficient, Below average, Nutreco average, Excellent and Superior. To achieve Excellent status a site must have an overall score of 85% in the audit. Superior status requires a score of 90% or more in every section of the audit. Sites achieving Excellent or Superior status in the Safety module are awarded a Nutreco HSEQ certificate."

How often do you audit?

"We will use the ranking to control the frequency of auditing. In fact, this formalises the way we were setting the frequency. Sites categorised as Inferior will be subject to a full audit within two years, while those attaining Superior category will be audited again in six years.

"One benefit of this approach is that we are able to continue an effective auditing programme even though the number of sites increased by 40% in the past two years.

"In 2008 we made an effort to audit those sites that were recently acquired. This meant visiting the sites in Nutreco Canada and the sites we acquired from BASF in China, Guatemala, Mexico, the UK and the US. Visiting acquired sites is part of the process of aligning them with Nutreco standards. We did not visit the acquired businesses in Poland or Italy yet as new plants will replace the existing ones there. Similarly, we are building a new plant in Indonesia, where the acquired business was only a sales operation.

"To facilitate these reviews of acquired sites, we developed a Quick Scan audit that can be completed in one day. It involves a physical site inspection and a basic questionnaire. Quick Scan audits introduce the acquired companies to our system and tell us how soon a full audit is needed."

How do operating company managers react to HSEQ audits?

"We established a practice of asking managers to assess the usefulness of the HSEQ audits. I am pleased to report that the results are almost all positive, as shown in the accompanying chart, which is based on feedback from 33 of the 36 audits and inspections conducted in 2008.


Average rating
Site inspection
Quality/Food safety
Occupational health
Safety
Environmental
Quality report
0
2
4
6
8
10

"Ultimately, the business managers are responsible for the HSEQ standards in the operating companies. Our role is to help them maintain their activities in line with the law and regulations. We can report on shortcomings and advise on how to resolve them. It is the manager that implements the solution. As our reports also go to the Executive Board, any major problems come to their attention and they can require a business to make changes, if necessary, using the reserved powers that enable them to impose control on a business to protect the interests of Nutreco."

How do Nutreco HSEQ standards compare with those of other organisations?

"We believe we set relatively high standards. When it comes to the safety of people, we do not compromise. We apply the same health and safety principles wherever we operate. Nutreco's HSEQ policy always applies. The practical solutions for the potential risk, however, may vary depending on the region in which the plant is located.

"That means we often devise different solutions, for example, in countries in the Asia-Pacific region compared with those that are appropriate in the Netherlands, because it would make them uncompetitive. We have evidence over the past 15 years to indicate that our methods are working. For example, in Spain in the early 1990s our production and processing plants did not rank alongside those in the Netherlands. However, the positive attitude of the Spanish management team has brought these operations step-by-step into ones that set the highest certified standards in Spain and are now among the highest ranking sites in Nutreco (see pages 57 and 69–70)."

Have you recently introduced changes in the HSEQ audits?

"This year we have added some time on to our audits to allow for discussions on best practices that we can then share around Nutreco. To facilitate the process, we started an intranet platform where managers can post information on subjects such as capex projects and special skills they may have in their team or may need. It is creating a community and we will strengthen that in 2009, when we will take production managers on audits with us, so they can meet their colleagues and see how operations are run in other Nutreco companies."


farmix

Are there any incidental benefits from Nutreco's HSEQ standards?

"Yes. One of the most important is in insurance costs. A core part of our HSEQ approach is to do with risk assessment. We have a detailed survey form used by auditors to ensure they do not forget anything. It gives the audit and our HSEQ management a strongly structured approach. We believe insurance companies see this as very positive.

"We saw another example in 2008, when the Dutch government approved a credit arrangement of €5 million to help finance a Nutreco plant in Russia. Although the health and safety requirements attached to the credit arrangement are strict, applying our normal HSEQ standards means we meet them without taking any extra steps."

HEALTH AND SAFETY IN NUTRECO

BEING NUTRECO IN CHINA



For a Chinese company being closely associated with a parent company based in Western Europe can bring a different perspective on ways of working.

Chinese and Dutch cultures are widely different and within China there can be a large variation in employment conditions and approaches to health and safety at work. In preparing this CSR Report, we examined the impact of Nutreco audits in November 2008 on Health, Safety, Environment & Quality (HSEQ) at two plants belonging to a Nutreco company in China: The Dejia Animal Husbandry Science and Technology Development Co. Ltd.

"The audit in 2008 was the first audit for these Nutreco plants in China," says Li Yihai, the Quality Control Manager who is responsible for HSEQ. "However, we had already been made aware of the Nutreco HSEQ approach in Nutreco plants.

"Having the auditors in our plants gave us a much better insight into the Nutreco HSEQ concepts and standards expected. The auditors gave us a lot of useful advice to help us improve our HSEQ ratings and made many recommendations for changes.

"The recommendations were welcome. We felt the auditors understood our operations in China as opposed to Western Europe and did not ask for changes that would make us less competitive. Instead, they came up with practical solutions that addressed HSEQ concerns and improved operations.

"We are working to implement some important changes following the November visit. We are giving greater attention to plant hygiene, have stopped grinding lysine in the plant and no longer use selenium at 98% purity. The employees regard these as changes for the better and have adopted them fully. The changes have already improved working conditions and safety, especially by decreasing the risks of explosions and problems from dust.

"During 2009 we aim to make further improvements in health and safety in our operations and in our environmental performance. Although there are no immediate commercial returns, we believe the Nutreco HSEQ approach will bring real business benefits in the long term, enabling us to develop our business in China."

"We believe the Nutreco HSEQ approach will bring real business benefits in the long term, enabling us to develop our business in China."

Li Yihai, Quality Control Manager,
Dejia Animal Husbandry Science and Technology Development Co. Ltd.

NUTRECO IN CHINA



Over the past few years Nutreco has built a significant presence in China with 674 employees there (at 31 December 2008). Nutreco's business entities in China are:

- The Dejia Animal Husbandry Science and Technology Development Co. Ltd, selling farm premixes, concentrates and piglet feeds throughout China.
- Trouw Nutrition Beijing, which sells vitamin blends and feed additives to the feed industry in China.
- The Nutreco procurement organisation in Shanghai, through which we source many essential specialist raw materials, especially vitamins, amino acids and minerals.

Our first major step into China came in 2002, when Nutreco established Trouw Nutrition Hunan and built a plant to produce typical Trouw Nutrition farm premixes, concentrates and compound feeds to serve the Chinese market. In 2006 we acquired the Dejia company in Beijing. It was combined with the Hunan activity and is now number two in the Chinese premix market for farmers. Our presence was further boosted in 2007, when Nutreco acquired the vitamin blending and feed additive activities of BASF in China. These have become Trouw Nutrition Beijing, which sells vitamin blends and feed additives to the feed industry in China.

THE PLANTS



Dejia Beijing: employs 99 people in two plants to make feed and vitamin premixes in one plant and feed concentrates in the other. The premix plant was built in 2002 and the concentrate plant in 2005. They are located about 30 km south of the centre of Beijing and serve the whole of China through a network of distributors.

Dejia Hunan: employs 147 people in a plant making feed premixes, feed concentrates and compound feeds. The plant is located in the north of the city of Xiang Tan, ten kilometres from the Xiang Jiang River port. It serves the southern regions of China.

The working week for plant employees in both locations is five eight-hour days. Being located on the edge of cities, neither company is a major employer in its area.

NUTRECO PEOPLE & INVESTING IN THE COMMUNITY

PROJECTS & EXAMPLES

Bangladesh

1 Nutreco provides funding and know-how for an integrated agriculture project to raise living standards in the delta region of Bangladesh. In this region people possess very small plots of land, which generally do not produce enough food to feed the family. SLOPB (Stichting Landontwikkelings Project Bangladesh), a Dutch organisation, has developed a system to increase the productivity. A fish farming pond is located in the middle of the plot with a





chicken hutch above it and vegetables are grown on the banks around it. In this way, families can produce their own high value protein food and, in most cases, can also sell some to the market. Over 3,000 households will benefit from this project in the next five years. Nutreco supports the project with funding and with knowledge.

Supporting education in Africa

2 The Usakos Village in Namibia cares for abandoned and orphaned children, giving them a home life and education. For several years it was supported by Nutreco company Selko BV. Selko is now a product brand of Trouw Nutrition International Feed Additives but the support continues. In place of annual gifts to customers, the money is sent to Usakos Village.

The children are given an academic education and learn a range of practical skills. They are also given a basic training in Microsoft computer programs. Special educational needs are catered for. Secondary school education is available, providing education to 18 children from the village and others, for example from an SOS Village. On completing school, by the age of 18, they should be able to earn their living in the outside world.

Computers

The IT organisation for Nutreco in the Netherlands and Belgium is handing over computer hardware that is no longer in use to the Ventic Foundation, which then supplies them as development aid for Africa. Equipment includes servers, laptop and desktop computers and printers. In 2008 these donations included around 30 servers that were four years old, with another 50 to follow in 2009. In addition, around 40 laser jet printers and a similar number of laptops and desktops were sent in 2008.




INTEGRITY

Nutreco introduces secure channel for reporting unethical activities

In Nutreco, we believe integrity in business is essential for sustainable success. During 2008 Nutreco prepared for the introduction of an Integrity Line that enables employees to report activities in the company that might contravene the Nutreco Code of Ethical Conduct. The Code is available on Nutreco's intranet in 19 languages and can be seen on the website (www.nutreco.com > Corporate Governance > Code of Ethical Conduct) in English and Dutch.

The Integrity Line was introduced on 1 January 2009 and is available in the same 19 languages as the Code. Because it is operated by a trustworthy third party, employees can be confident it is completely confidential, their job is safe and their legal rights are protected. The line is accessible and easy to use, by phone or Internet. Comments are translated and sent straight to the 'Compliance Officer' in the corporate office to decide on action, by the Executive Board if necessary. A unique code provided when the comment is made enables the reporting employee to find out what action has been taken.

Nutreco España gains approval as an employer

In 2008 Nutreco España was 17th in the list of preferred employers out of 142 companies surveyed in Spain. Previously it had been 40th in the ranking.

Jesús Beltejar, HR Manager of Nutreco España, explains, "Entering the survey involves completing a detailed questionnaire. It's important to be transparent, to explain what you have and allow the assessors to audit whatever they want and to interview employees."



The ranking is carried out each year by the highly respected magazine Actualidad Económica and Nutreco's ranking places it among major international companies such as PricewaterhouseCoopers and KPMG.

The survey looks at five aspects of a company: talent management policy, remuneration and benefits, learning & development, ambiance (including motivation and facilities provided), and corporate social responsibility.

"Nutreco is one of 21 companies in Spain to have the social accountability certification SA8000 and the first company in the world in feed, poultry, pig integration and premixes to obtain it (see below). We have P@CT, Nutreco's new performance and management development tool (see pages 59–61). We also have a local programme to develop young talent.

"In Spain we adopted a code to prevent harassment, covering sexual harassment, sex discrimination and other types of discrimination, for example by race or religion. This is a new measure even though we have had no incidents of harassment or discrimination. We introduced the code because we have a high number of women and a growing proportion of foreigners working in our industry."

Six Social workers and Equality agents

"In 2008 we appointed six people to carry out two new roles: Social worker and Equality agent in Sada. The social side of the job means helping new recruits settle. That includes finding a house, a school, learning Spanish and accessing available grants. The Social workers also organise summer activities for employees' children. As Equality agents, the same people interact with employees and the local committees to monitor adherence to the harassment code."

In the remuneration and benefits category, Nutreco is around average in most aspects, such as pay rates, and, as is traditional in Spain, does not have a pension plan in contrast to the many major multinationals in the survey. "We do, however, have other positive features and social benefits. For example, around 75% of our vacancies are filled by internal promotion. We have become more flexible on working hours and holiday options. We are increasing the proportion of our workforce on permanent contract, including people in the meat processing plants, where temporary contracts are usual. Now almost 90% of the Nutreco workforce in Spain is on a permanent contract.

"We have introduced several extra employee benefits such as grants for children's books, when children are born and if there is a handicapped member of the family. These distinguish both Nanta and Sada from their competitors. Extra facilities at work include free bus transport and access to the Internet where appropriate.

"We insist everybody must follow at least one learning activity each year. This can be, for example, in safety, environment and the Nanta Sales Academy. Additionally, we provide English lessons for executives and Spanish lessons for non-Spanish speakers."

Social accountability certification

The SA8000 standard and verification system is a credible, comprehensive and efficient tool for assuring humane workplaces. Based on the principles of 13 international human rights conventions, it is a tool to help apply these norms to practical work–life situations. Sufficiently specific to be used to audit companies and contractors alike in multiple industries and countries, SA8000 represents a major breakthrough: it was the first auditable social standard and creates a process that is truly independent as it is neither a government project nor dominated by any single interest group.

To certify conformance with SA8000, every facility seeking certification must be audited. Thus auditors will visit factories and assess corporate practice on a wide range of issues and evaluate the state of a company's management systems, as necessary to ensure continuing acceptable practices. In this way, SA8000 certification provides a public report of good practice to consumers, buyers and other companies, and is intended to be a significant milestone in improving workplace conditions.

The benefits of adopting SA8000 can include improved staff morale, more reliable business partnerships, enhanced competitiveness, reduced staff turnover and better worker–manager communication.

"We had several reasons for applying for certification under SA8000," observes Jesús Beltejar. "First, we see an emerging trend for European and US companies to apply for SA8000. Also, we are sure there are competitors of both Nanta and Sada that would not qualify. It requires external verification of non-discrimination, working hours, pay and health & safety. Importantly, it also requires the company to demonstrate that its suppliers meet ILO rules.

"Second, recruitment is getting harder. Meeting the requirements of SA8000 ensures we offer good and fair employment, which should help recruit and retain the people we want.

"Third, Spain recently passed a non-discrimination law that is one of the toughest in Europe. Gaining

SA8000 certification will help ensure we meet the requirements of that law in all our plants.

"The fourth reason is on a Nutreco level. Increasingly, Nutreco is expanding and establishing a presence in emerging economies of the type for which SA8000 was originally developed. SA8000 is becoming more and more relevant to Nutreco and we can act as pioneers, going through the learning curve first. If Nutreco companies in these countries can show SA8000 certification, it will help them attract the talent we need."

73 Mexican employees spent 4,000 hours learning English

Almost a third of the workforce of Trouw Nutrition Mexico took up the offer of English lessons in 2008. Between them they spent 3,996 hours studying the new language. Tiemen Dalhuisen, Financial Controller for Trouw Nutrition Americas, comments, "Now we can run a Movex project in English and communicate more effectively on topics such as marketing and HR. Even better for these employees, they can attend Nutreco events and training for further development. Guatemala is a much smaller operation, but we are seeing the same effect there, with people picking up English very quickly."

SOS Children's Villages in Russia



Skretting Norway donated funds to SOS Children's Villages for a new village to be built in 2009 in Pskov, Russia. When completed it will have 14 family houses to provide homes for 91 children aged from two to five years. The donation represented money that would have been spent on end-of-year presents for customers and employees. Skretting Norway has previously donated these funds to an SOS Children's Village in Peru, where it helped build and run Casa Skretting. See Nutreco CSR Report 2005, page 40.

Reducing absenteeism in Norway

Absenteeism has been a chronic problem for companies throughout Norway for many years. Until recently that included Skretting Norway. An HR programme involving management and unions has brought absenteeism rates from historical highs in 2003 to record lows in 2008. The average for 2008 was 3%, compared with a national average of 7%. That puts Skretting Norway in line with most other Nutreco companies.

By December 2003, Skretting's absenteeism rate was 7%. Absenteeism at this level shows morale can be improved and it costs time and money through the need to fill in for people not there. Skretting Norway decided to take action.

The decision coincided with the Norwegian government launching a scheme to reduce absenteeism across all employers, including state enterprises. The scheme brought together management and unions and proposed a more flexible approach to returning to work. Skretting based its programme on the government initiative. It meant a change of culture and put greater responsibility on both manager and employee. The programme was implemented following agreement with the unions, who then presented it to the workforce. An internal communication programme further emphasised the ambition to reduce absenteeism.

Simultaneously, Skretting upgraded its plants in Norway to raise levels of efficiency and quality. The changes included cleaner and more pleasant working conditions. Additionally, Skretting introduced measures to encourage health and fitness among employees. Fit people are more positive and less likely to be injured or fall ill. Every employee has free access to local fitness clubs where they can exercise and play sports. Fresh fruit is available free-of-charge throughout offices and plants every day.

Restocking trout rivers in the UK

A multi-party action group building sea trout populations in rivers near Preston in the UK is being supported by Skretting UK in the form of fish feed for its release pond.

Skretting UK provides the feed to the Hodder Consultative propagation scheme, which is supported by anglers, angling clubs and the owners of the rivers Ribble and Hodder. Together, these groups are involved in salmonid conservation, habitat restoration, monitoring fish populations and propagation schemes.

7 Growing the sea trout in ponds ensures a higher rate of survival as the fish are in a safer environment. Local anglers record sightings of the fin-clipped fish as a measure of the scheme's success.



addendum

The indexes and texts on the following pages can help you find information in the report, relevant to specific topics, and provide further background information, an external assessment of the report and contact details if you have comments or questions for the report team. The Nutreco Annual Report 2008 provides detailed information on financial performance, company structure, corporate governance, risk profile and related topics.

ASSURANCE REPORT

To the readers of the Nutreco CSR Report 2008.

Introduction

We have been engaged by Nutreco Holding N.V. to review the Nutreco CSR Report 2008 (further referred to as The Report). The Report, including the identification of stakeholders and material issues, is the responsibility of the company's management. Our responsibility is to issue an assurance report on The Report.

Context and scope

We designed our engagement to provide the readers of The Report with:

- limited assurance on whether the information in The Report as defined by the scope of our assurance engagement is fairly stated;
- reasonable assurance on whether the financial information in The Report presented in 'Nutreco's profile' is properly derived from the audited 2008 Group financial statements of Nutreco Holding N.V.

Procedures performed to obtain a limited level of assurance are aimed at determining the plausibility of information and are less extensive than those for a reasonable level of assurance.

To obtain a thorough understanding of the financial results and financial position of Nutreco Holding N.V., the reader should consult the audited Group financial statements for the year ended December 31, 2008.

Reporting criteria

There are no generally accepted standards for reporting sustainability performance. Nutreco Holding N.V. applies its own sustainability performance reporting criteria, derived from the Sustainability Reporting Guidelines (G3) of the Global Reporting Initiative and internal corporate guidelines for reporting. We believe that these criteria are suitable in view of the purpose of our assurance engagement.

Assurance standard

We carried out our engagement in accordance with Standard 3410N 'Assurance engagements relating to sustainability reports' of the Royal Netherlands Institute of Register Accountants (NIVRA). This Standard requires, amongst others, that the assurance team possesses the specific knowledge, skills and professional competencies needed to understand and review the information in The Report, and that they comply with the requirements of the IFAC Code of Ethics for Professional Accountants to ensure their independence.

Work undertaken

We undertook the following activities:

- performing a media analysis and internet search to obtain information on relevant sustainability issues for Nutreco in the reporting period;
- reviewing the underlying principles of information management, and reviewing the systems, processes and internal controls for collection and aggregation of the qualitative and quantitative information in the Report;
- assessing the qualitative information by interviewing staff at corporate and business level and by reviewing internal and external documentation such as minutes of meetings, reports, internet and intranet sources;
- a consistency check to ensure that The Report includes information on the key commitments and targets in the Nutreco CSR Report 2007.

For the financial information in The Report we have reconciled the data on financial performance in 'Nutreco's profile' with the audited 2008 Group financial statements of Nutreco Holding N.V.
Following our review we discussed changes to the draft reports with Nutreco Holding N.V. and reviewed the final version of The Report to ensure that it reflected our findings.

Conclusions

Based on the above we conclude that:

- the information in The Report, as defined by the scope of our assurance engagement, does not appear to be unfairly stated in accordance with the criteria as described in the section 'About this report' on the contents page;
- the financial information in The Report presented in the section Nutreco's profile on page 3 is properly derived from the audited 2008 Group financial statements of Nutreco Holding N.V.

Commentary

Without affecting the conclusions presented above, we would like to draw readers' attention to the following: Nutreco is in the process of reviewing priorities and to define and implement a new CSR policy. As part of this CSR policy, we recommend Nutreco to develop a CSR agenda including the ambitions of Nutreco at group level. Furthermore, we advise Nutreco to report on progress in relation to these ambitions in next year's Report.

In 2008, Nutreco has made further progress in the consultation of stakeholders on their expectations of The Report. We recommend Nutreco to step up its efforts in this regard by discussing these expectations as part of the existing stakeholder dialogues.

Amstelveen, 26 March 2009

KPMG Sustainability
W.J. Bartels RA

NUTRECO'S PROFILE

Nutreco Research & Development

Research centres

Nutreco Canada has a dedicated multi-species R&D centre of 325 hectares. **Nutreco Canada Agresearch** has separate units for broiler and layer poultry, turkeys, pigs and dairy. Based in Ontario, it is Canada's largest corporate animal R&D facility and one of the largest in North America.

The **Calf Research Centre** in the Netherlands has 500 veal and rearing calves. Milk replacers to give the animals a strong start in life are the main focus for research.

The **Ruminant Research Centre** has a resident herd of 140 dairy cows. The centre, located in the Netherlands, features expertise in farm management as well as the nutrition of dairy and beef cattle and sheep.

The **Poultry and Rabbit Research Centre** in Spain conducts research on broiler breeders, broilers, layers and rabbits. It has a special unit for physiological and digestibility studies. Investments in 2008 extended the capacity of the centre so that larger numbers of animals can be used per trial and more trials can be run simultaneously.

The **Swine Research Centre** in the Netherlands has a resident herd of sows, piglets and growing pigs. There is a special unit for physiological and digestibility studies.

In 2008 Nutreco founded the **Ingredient Research Centre** in the Netherlands. It is scheduled to be fully operational early in 2009. The centre assesses the value for animal feeds of newly identified potential micro- and macro-ingredients. Additionally, at the Research Feed Plant, the centre focuses on feed production technology.

The **Food Research Centre** in Spain is active in developing poultry meat processing technology, new product development and innovative packaging.

The **Skretting Aquaculture Research Centre (ARC)** in Norway is responsible for the core research activities for Nutreco's fish feed company Skretting. Research is conducted at the centre and in cooperation with universities and research centres around the world.

The ARC has its own laboratory for analysis of raw materials and finished feed and of fish. A pilot-scale Feed Technology Plant facilitates the optimisation of production equipment and processes. The plant is further used for experimentation with new production methods and potential ingredients. It also produces sample batches of experimental diets for trials.

Experimental diets are assessed through trials at the ARC Fish Trials Station. The station was substantially upgraded in 2008. One of the main changes was to make all the trial facilities land-based. Land-based tanks offer greater ability to monitor and control conditions such as temperature and eliminate external threats such as attack by seals or infection by sea lice. The station is used for growth and digestibility trials in fish in fresh and salt water, from fry to adult fish.

Diets for freshwater trout are assessed at the Mozzecane trial station in northern Italy. This facility allows for the testing of all trout feed developments.

Nutreco employees

Country	Number of employees at 31 December 2008
Australia	56
Belgium	174
Brazil	22
Canada	1,134
Chile	300
China	674
Cyprus	0
Czech Republic	198
Denmark	9
France	86
Germany	199
Greece	4
Guatemala	19
Hungary	63
India	62
Indonesia	46
Ireland	22
Italy	171
Japan	93
Mexico	257
Netherlands	1,050
Norway	312
Poland	193
Portugal	57
Romania	0
Russia	207
Slovakia	21
Spain	3,184
Turkey	61
Ukraine	4
United Kingdom	326
USA	274
Total	**9,278**

MILLENNIUM DEVELOPMENT GOALS

MDG	Sub-goal	Nutreco action	Page
MDG 1: Eradicate extreme poverty and hunger	Sub-goal 2: Provide employment and living wages	Nutreco is a participating member of the Round Table on Responsible Soy. As a member, Nutreco is bound by the covenant relating to South America that stipulates no soya will be purchased from suppliers connected with forced labour.	18–19, 27, 33
		Nutreco aims to have a positive influence in the community, helping to bridge gaps in local community social structures.	18
	Sub-goal 3: Stimulate local agricultural production	Nutreco is providing funding and expertise for local agriculture and aquaculture in Bangladesh.	19, 68
MDG 2: Achieve universal primary education	Sub-goal 1: Avoid child labour	Nutreco is a participating member of the Round Table on Responsible Soy. As a member, Nutreco is bound by the covenant relating to South America that stipulates no soya will be purchased from suppliers connected with forced (or child) labour.	26
		Nutreco companies support projects in Africa that include schooling.	68
MDG 7: Ensure environmental sustainability	Sub-goal 1: Reduce environmental impact	Production and transport of feeds have further impacts on the environment. Nutreco gives attention to these environmental relationships and to ways of moderating them.	18–19, 33, 47
		Nutreco is well positioned to make a valuable contribution to the reduction of impact of greenhouse gases from livestock.	18–19, 47
		The production of biofuels, based on agricultural products, has become a significant industry in recent years. As a strategy in tackling climate change, Nutreco allocated increased resources to research the nutritional value of new raw materials generated as by-products in biofuel production.	44
		Skretting Chile simulated an oil spillage to practise rapid response.	43
		Delivery of fish feed by boat in Norway and Scotland.	49
	Sub-goal 2: Protect ecosystems and biodiversity	When purchasing raw materials, Nutreco aims only to purchase from reliable, quality-assured sources that it believes to be free of unsustainable practices.	26, 40
		Nutreco is a participating member of the Round Table on Responsible Soy and has signed up to the criteria for sustainable palm oil and the Code of Conduct of the Round Table on Sustainable Palm Oil.	26–28
		Skretting is the world's leading supplier of fish feed and therefore an important buyer of fishmeal and fish oil. In 2008 Skretting launched the Sustainable Economic Aquafeeds programme and informed suppliers of sustainability criteria they must meet.	37–38
		Nutreco research centres develop models for ration optimisation to help formulators make the most effective use of raw materials.	44
		The Nutreco CEO is a member of a Dutch government task force on biodiversity and natural resources.	9
		Skretting in the UK is supporting a river restocking project.	70

SUBJECT INDEX

GLOSSARY AND ABBREVIATIONS

Compound feed	Compound feeds are complete feeds blended, or compounded, to match the nutritional requirements of the specified animal.
Concentrates	Premixes to which high protein feedstuffs have been added. Suitable for supplying to farmers to blend with macro-ingredients such as grain available on the farm.
EFSA	European Food Safety Authority
EU	European Union
FAO	Food and Agriculture Organization of the United Nations
FEFAC	European Compound Feed Manufacturers' Federation
Fish feed	A compound feed prepared for fish, having a higher nutrient concentration than feed for land animals
GMO	Genetically modified organism
GRI	Global Reporting Initiative
HSEQ	Health, Safety, Environment and Quality
ICES	International Council for the Exploration of the Sea
IFFO	International Fishmeal and Fish Oil Organisation
ILO	International Labour Organization
IMARPE	Instituto del Mar del Perú
NEAFC	North East Atlantic Fisheries Commission
NGO	Non-governmental organisation
OECD	Organisation for Economic Cooperation and Development
OHSAS	Occupational Health and Safety Assessment Series
Organic	Feed and food products where artificial fertiliser and/or chemical crop-protection agents are not used in their production, or are strictly limited
Premix	Ingredients for compound feeds consisting of micro-ingredients, such as vitamins, trace elements and minerals, used in the production of concentrates and compound feed
Specialities	Animal feeds for specific animal groups such as young animals, e.g. milk replacers for calves and starter feeds for piglets, or feeds with supplements for specific purposes, such as health promotion

CONTACT US

The CSR Report Team
Sigrid van Amerongen
Graham Look
Reinder Sijtsma
Harm Teunissen

Assurance report
KPMG Sustainability

Advised by
DHV Sustainability Consultants
Amersfoort, the Netherlands

Concept and design
www.porternovelli.be

If you have comments on this Nutreco CSR Report, or would like further information, please let us know.

You can contact the team responsible for the report by visiting the Nutreco website and following the links to the Nutreco CSR Report, or by sending an email to info@nutreco.com or by writing to:

The CSR Report Team
Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands

Please provide your name, occupation and postal address or email address.

If you would like copies of the Nutreco CSR Report or the Nutreco Annual Report, please send your request to the contact address above.

These publications may also be viewed on the Nutreco website at
http://csr-report.nutreco.com and http://annual-report.nutreco.com

Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands
tel. +31 33 422 6100
fax +31 33 422 6101
www.nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Minutes of the Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 15 April 2008

The draft minutes of the Annual General Meeting of Shareholders have been published on 10 July 2008.
The final minutes have been adopted on 15 October 2008.

Minutes of the proceedings of the Annual General Meeting of Shareholders ("AGM") of Nutreco Holding N.V., a public limited liability company (the "Company"), having its registered office in Boxmeer, held at the NH-Barbizon Palace Hotel in Amsterdam on 15 April 2008

1. <u>Opening</u>

The Chairman of the Supervisory Board of the Company, Mr **R. Zwartendijk**, acted as the Chairman of the meeting and opened the annual meeting at 2.30 p.m. He warmly welcomed the shareholders, the external auditor of KPMG Accountants N.V., represented by Mr R. Kreukniet and Mr M. Regouw, and also the invited guests and a delegation from the central works council, attending the meeting as observers.

The Chairman announced that he had been joined at the table by the members of the Executive Board, the members of the Supervisory Board and the Company Secretary.

The Chairman appointed Mr **B. Verwilghen**, the Company Secretary, as secretary of the meeting and stated that the minutes of the meeting would be kept by Ms **M.H. Legein** of the firm of De Brauw Blackstone Westbroek N.V.

The Chairman announced that the meeting was being recorded on audio and video tape for the purpose of minute taking, and that a simultaneous translation into English was available for those who wanted it. The meeting could also be followed on the Company's website via internet. **The Chairman** then stated that, this year again, electronic voting sets would be used for those items on the agenda requiring voting. The operation of these voting sets would be explained before voting took place.

The Chairman pointed out that the invitation and the agenda for this meeting had been published in *Het Financieele Dagblad* and the *Officiële Prijscourant* on 17 March 2008. The agenda, the annual report and the annual accounts for 2007 as well as the explanatory notes to the agenda had been made available for inspection and were available free of charge at the office of the Company and at the office of Rabo Securities in Utrecht, and had been sent free of charge to shareholders who had requested same. These documents had also been made available in Dutch and English on the Company's website.

The Chairman mentioned that no requests for additional items to be placed on the agenda had been received from shareholders with an interest of more than 1% of the Ordinary Shares or representing a value of at least EUR 50 million in ordinary shares.

The Chairman noted that, as in previous years, the Executive Board had opted for the possibility of setting a Registration Date. This enabled shareholders to take part in the meeting provided that they were registered as shareholders on 25 March 2008, without having to block their shares until after the meeting. It had been possible to register to attend the meeting until 8 April 2008.

The Chairman stated that, in accordance with the Dutch Corporate Governance Code, the draft minutes of the previous AGM had been posted on the Company's website within three months of the end of the AGM, with an invitation to make any comments known within a further three-month period. This period had elapsed without any comments being received, following which the minutes were adopted in accordance with the Articles of Association and these adopted minutes of the AGM were posted on the website. A copy had been sent to those shareholders who had requested so. Copies were also available in the reception area. The draft minutes of the Extraordinary General Meeting of Shareholders ("**EGM**"), held on 24 May 2007, had been posted on the Company's website within three months of the end of the AGM, with an invitation to make any comments known within a further three-month period. This period had elapsed without any comments being received, following which the minutes were adopted in accordance with the Articles of Association.

The Chairman noted, therefore, that both the requirements of the Articles of Association and the legal requirements had been met, and that this Annual General Meeting was authorised to take lawful decisions on all the proposals on the agenda. **The Chairman** commented that he would read out an overview of the number of shares represented at the meeting later on in the meeting.

Before proceeding to item 2 on the agenda, **the Chairman** drew the meeting's attention to the following points, in the interest of ensuring the smooth running of the meeting:

(i) There would be an opportunity to ask questions following the explanation of each item on the agenda. As in previous years, he requested the representatives of the *Vereniging van Effectenbezitters* (Dutch Investors' Association) ("**VEB**") or other organisations representing the interests of security holders, to limit the number of questions to 3 at a time, in order to give the other shareholders the opportunity to also take the floor.

(ii) **The Chairman** also asked everyone who wanted to put a question to make this clearly known and, once given the floor, to make use of one of the microphones provided for this purpose. He added that for reporting purposes, it was essential that those asking questions clearly stated their name, address and, if necessary, the organisation they were representing.
(iii) Finally, **the Chairman** requested everyone to ensure that their mobile phones were switched off.

The Chairman announced that a voting card had been found which someone had apparently lost when entering the room and that the owner of this card must be present in the room. The owner of the voting card made himself known and came up to take the card from **the Chairman. The Chairman** proposed proceeding to item 2 on the agenda.

2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee for the financial year 2007

The Chairman stated that, as shown in the report of the Supervisory Board on pages 77 and 78 of the annual report, the Supervisory Board exercised supervision in 2007 through a number of formally scheduled meetings, a number of telephone conferences and through regular informal consultation. The supervision related to the developments within Nutreco Holding N.V. and the activities and companies of the Nutreco Group in 2007.

The Chairman added that the main items discussed in 2007 during the meetings of the Supervisory Board with the Executive Board, and in respect of which the Supervisory Board had exercised supervision, were the Company's strategy and its implementation by means of, in particular, the acquisition of the animal nutrition business from Maple Leaf Foods in Canada and of premix companies from BASF in eight different countries and the optimisation of the Company's balance sheet which had resulted in a refund of EUR 5 net per ordinary share. **The Chairman** announced that these items would be covered in further detail later during the explanation of the report of the Executive Board by the chairman of the Executive Board, Mr **W. Dekker**.

The Chairman explained that the Supervisory Board is assisted in its activities by the Audit Committee, composed of Mr **L.J.A.M. Ligthart,** as chairman, and Mr **J.A.J. Vink**, and by the Remuneration Committee, composed of Mr **J.M. de Jong**, as chairman, and Mr **Y. Barbieux** and **the Chairman**, as members. The entire Supervisory Board furthermore functions as the Selection and Appointments Committee. During part of a Supervisory Board meeting earlier this year, the Supervisory Board also devoted time to an evaluation of its own performance.

The Chairman gave the floor to Mr **L.J.A.M. Ligthart**, chairman of the Audit Committee, to discuss the Audit Committee's report.

Mr **L.J.A.M. Ligthart** thanked **the Chairman** and announced that 2007 had been an excellent year for the Company. At the same time it had also been a quiet year for the Audit Committee since it had not been required to deal with a host of new rules, as had previously been the case with the introduction of the IFRS rules and the Tabaksblat Code. Mr **L.J.A.M. Ligthart** commented that the entire organisation, and in particular the financial organisation, had meanwhile adopted a very solid and professional attitude and that all these rules had been processed in a very favourable manner. He explained that the Audit Committee focuses on control and risk management. The internal auditor regularly reports on this item. The fact that professionals outside the Company often quote Nutreco as an example of good reporting practice is also reflected in the annual report. The Audit Committee is very pleased with this, although the Company continues to focus on further optimisation. There are important programmes, such as the Nutreco Sourcing Initiative, which the Audit Committee follows closely in order to see what further improvements can be made – because, of course, the Audit Committee is not easily satisfied. Last year there were a number of special issues: divestments, and minor as well as major acquisitions. The Audit Committee devotes extra attention to the minor acquisitions in particular since they often involve small organisations in distant countries where the organisation is not yet so large and does not have critical mass to perform all its duties in the prescribed manner. The Audit Committee must therefore pay extra attention to these issues in order to raise the organisation to the right level. In order to achieve a good professional organisation it is necessary, in line with the strategy, to create critical mass in these countries. This issue is currently receiving a lot of attention, from the organisation as well as from an audit perspective. In addition, Mr **L.J.A.M. Ligthart** commented that the Audit Committee had received information to its complete satisfaction from the Executive Board, with whom it enjoyed excellent cooperation. There was good cooperation with the internal audit department and the external auditor, KPMG. Relations were characterised by an open and frank atmosphere in which there was room for criticism. Such criticism was then taken on board and used to leverage improvements. Mr **L.J.A.M. Ligthart** said that this pleased the Audit Committee. Mr **L.J.A.M. Ligthart** expressed the hope that 2008 would be equally good as 2007. The processes and underlying financial functions are equipped to ensure this in any event. Mr **L.J.A.M. Ligthart** thanked **the Chairman** for the opportunity to address the meeting.

The Chairman thanked Mr **L.J.A.M. Ligthart** and, before giving the floor to Mr **J.M. de Jong**, chairman of the Remuneration Committee, **the Chairman** announced that there would be an opportunity after Mr **J.M. de Jong's** presentation to put questions to Mr **J.M. de Jong** and Mr **L.J.A.M. Ligthart**.

Mr **J.M. de Jong** thanked **the Chairman**. He stated that the Remuneration Committee had met four times in 2007. In the first and second meetings, the performance of the Company and of the Executive Board had been measured against the targets agreed for 2006, the performance targets for 2007 had been set and the new long-term incentive plan had been adopted for submission to the 2007 AGM, where the plan had been approved. The remuneration policy for the Company's top management had been discussed at the third meeting. At the last meeting, a report drawn up by an external consultant dealing with the remuneration of the Executive Board had been discussed. Mr **J.M. de Jong** said that according to this report, there were differences between the approved policy of remuneration at median level and the current level of remuneration, resulting in a reduction of the annualised value of the performance shares. Briefly put, the part of the bonus for the long term had been reduced, and the part of the bonus in the short term had been increased. Mr **J.M. de Jong** referred to page 57 of the annual report for further details. Finally, Mr **J.M. de Jong** stated that the Remuneration Committee had received half-yearly reports on the performance of the Executive Board, measured against the interim 2006 long-term incentive plan. He announced that further details on certain aspects of the remuneration policy would be provided later on in the meeting. A proposal to introduce a new salary peer group would also then be submitted to this meeting for approval.

The Chairman thanked Mr **J.M. de Jong** and repeated that the issue of remuneration would be discussed further later on in the meeting. **The Chairman** then asked whether there were any questions for Mr **Ligthart** and Mr **De Jong**.

Mr **Van Keimpema (VEB)** wished to put a question. Mr **Van Keimpema** commented that the Audit Committee seemed to be concerned in particular with minor acquisitions. He wondered to what extent the Audit Committee supervised the integration of IT systems. He wondered what the current status was in this regard and how, in this connection, risk control is being carried out.

The Chairman asked Mr **L.J.A.M. Ligthart** to answer the questions. Mr **L.J.A.M. Ligthart** replied that the Audit Committee, in addition to performing control and risk management of the financial system, had introduced a similar programme three years earlier (the other programme dated from five years ago) in order to optimise the IT infrastructure. The Audit Committee received half-yearly reports on this programme, which were also reviewed by the external auditor.

Mr **L.J.A.M. Ligthart** stated that the Audit Committee had noticed a move away from decentralised to more centralised control and inspection. The Audit Committee understood from the reports of external parties that the IT system was at a good level, in spite of new developments and platforms yet to be implemented.

Mr **Van Keimpema** asked whether sufficient progress was being made. Mr **L.J.A.M. Ligthart** acknowledged that new developments were continually being made in IT. That was why continual adaptation and monitoring were needed, even where the system was up to scratch. Mr **L.J.A.M. Ligthart** said that good progress was being made and transformation was underway to more centralised control. With the management of the central IT department regularly carrying out checks, the Audit Committee felt that the system was operating at the right level. Mr **L.J.A.M. Ligthart** said that he did not think that the IT system was the best in the world, but in comparison with other companies it was operating at a very good level.

Mr **Van Keimpema** responded that Mr **L.J.A.M. Ligthart's** reply indicated the importance of his question. He commented that the problems facing companies who make many investments and divestments were often IT-related. This entailed major risks. He wondered, therefore, whether there was sufficient monitoring by the Audit Committee in this regard.

Mr **L.J.A.M. Ligthart** replied that there were platforms for rolling out the systems to any new acquisition allowing this to take place fairly quickly and without the need to start anew each time. Also, a shared and unambiguous platform was increasingly being used. Mr **L.J.A.M. Ligthart** said that a lot of attention is devoted to this issue whenever an acquisition is made.

Mr **Van Keimpema** thanked Mr **L.J.A.M. Ligthart** and then addressed the Remuneration Committee. Mr **Van Keimpema** asked what checks the auditor carries out with regard to the targets that have been set for the bonuses.

The **Chairman** replied that the auditor judges the way in which he performs the audit, so the auditor does not give a substantive opinion. The **Chairman** then gave the floor to Mr **Kreukniet** in order to explain the way in which matters of remuneration are audited. The **Chairman** indicated that Mr **Kreukniet** would only talk about the financial targets.

Mr **Kreukniet** took the floor. By way of introduction, he explained that as auditor it was his job to audit the annual accounts. In addition, Mr **Kreukniet** reviewed all aspects of the annual accounts; in that context he also reviewed the remuneration and all elements related to it. Mr **Kreukniet** explained that, at the request of the Remuneration Committee, in addition to the above-mentioned aspects he carried out a separate review of the performance elements in the bonus structure.
Mr **Van Keimpema** asked Mr **Kreukniet** whether he had any comments regarding the performance elements in the bonus structure.

Mr **Kreukniet** replied that he had no comments in this regard.

The Chairman stated that the above was part of the unqualified auditor's opinion.

The Chairman thanked Mr **Van Keimpema** and inquired whether there were any other questions for Mr **L.J.A.M. Ligthart** and Mr **J.M. de Jong**. Since there were no questions relating to this agenda item, **the Chairman** proposed proceeding to item 3 on the agenda.

3. **Report of the Executive Board for the financial year 2007**

The Chairman tabled the report of the Executive Board for the financial year 2007, as set out in pages 15 et seq. of the annual report, and asked Mr **W. Dekker** to provide a further explanation of this report.

Mr **W. Dekker** welcomed the meeting, also on behalf of his two colleagues of the Executive Board, Mr **C. van Rijn** and Mr **J. Steinemann**. Mr **W. Dekker** explained that his presentation on the 2007 financial results would be in four parts: market developments, long-term objectives, the doubling of EBITA in 2007 (as promised in 2006) and the strategic agenda for 2008. Echoing Mr **L.J.A.M. Ligthart**, Mr **W. Dekker** said that 2007, in terms of results, was an excellent year for Nutreco. He explained that Nutreco had additionally made two excellent acquisitions which were currently being fully integrated. Mr **W. Dekker** continued to explain that turnover had increased from EUR 3 billion to EUR 4 billion and that the operating result had gone up by 32%.

The two acquisitions, the Canadian acquisition of Maple Leaf Animal Nutrition and eight premix facilities from BASF, had been completed and the integration process was well underway. A major change process had also been initiated in respect of sourcing. Mr **W. Dekker** said that he would return to this in detail during the discussion of the market developments. He announced that the Nutreco Sourcing Initiative was one of the largest change and improvement processes in the history of Nutreco. Mr **W. Dekker** continued to explain that the capital structure had been optimised. Acquisitions had taken place in the amount of EUR 392 million, and EUR 170 million in capital had been paid back to shareholders. In the light of the company's results and the improvements in 2007 relative to 2006, this confirmed that the objectives were being achieved.

Mr **W. Dekker** continued to report on the doubling of EBITA in 2010. He said that there were three main reasons for the growth in turnover of EUR 1 billion. Firstly, a third was due to acquisitions. Secondly, a third was attributable to increased volumes. And thirdly, rises in raw material prices in the agricultural markets had also resulted in increased turnover because the raw materials had become more expensive.

Mr **W. Dekker** continued to report that the activities, representing an amount of EUR 4 billion, largely stem from activities in animal nutrition, followed by fish feed and meat. When the "Rebalancing for Growth" strategy was first launched, the objective was to become less dependent on meat and fish. This strategy was also reflected in the EBITA, most of which currently came from animal nutrition and fish feed. In geographical terms, the European Union still accounted for most of the agricultural turnover. This explained why the acquisition in Canada was so important, since it also paved the way for the creation of a home market on the other side of the ocean. Turnover in fish feed was largely achieved in the major countries of Norway and, outside the European Union, in Chile. So this turnover was distributed differently, geographically speaking.

Mr **W. Dekker** continued with a brief discussion of Nutreco's activities. Firstly, compound feed in Europe. Nutreco had two important positions here: Hendrix in The Netherlands and Nanta in Spain. EBITA rose considerably, largely due to the activities in The Netherlands, including the successful reorganisation of Hendrix. Mr **W. Dekker** said that he was extremely pleased with this. He continued to discuss the premix and specialty feed activities. EBITA here had leapt up. This could be explained by organic growth and the contributions from previous acquisitions which were now starting to come through. Premix and specialty feeds were core activities of Nutreco and also primary targets for further growth.

This was confirmed by the very good figures for 2007. A third activity was animal nutrition in Canada. Mr **W. Dekker** said that this acquisition had been approved in June, which explained why half of the turnover for 2007 had been included in the consolidated figures. Animal nutrition as an activity can be broken down into two parts: animal nutrition as discussed here and livestock, which is reported under meat and other activities. The growth in turnover in respect of fish feed is largely attributable to organic growth of 15%. Mr **W. Dekker** said that he would return to this point later. He commented further that turnover was still mainly accounted for by feed for salmon breeding. There had once again been excellent organic growth of turnover in respect of salmon feed. Concluding, he stated that 300,000 tonnes of the 1.3 million tonnes of fish feed which Nutreco currently sold stemmed from non-salmon activities, such as bass, sea bream and other types of farmed fish. Mr **W. Dekker** went on to discuss meat and other activities, which consisted of poultry in particular; Nutreco is still the largest poultry producer in Spain.
He explained that in 2007 almost all markets in Europe had recovered from the negative consumer sentiment in relation to avian influenza. For most European countries, 2007 will go down as an excellent year for poultry meat. Thanks to its position as market leader in Spain, Nutreco had been able to fully benefit from this.

Mr **W. Dekker** went on to discuss Nutreco's net result, drawing attention in particular to the net financing charges. Nutreco had first sold companies which specialised in meat and fish activities. These sales had resulted in a balance sheet showing a lot of cash. Under the slogan "Rebalancing for Growth", Nutreco had used part of this cash position to fund acquisitions and part to return cash to shareholders in two large tranches. The current profit and loss account showed a financial income of EUR 7.6 million for 2006. In 2007, the balance sheet was slightly more normal, showing the EUR 10.1 million in interest charges which Nutreco had paid. Mr **W. Dekker** stressed once again that the two main changes related to acquisitions which had been made and the capital repaid to shareholders. A comparison between 2006 and 2007 therefore produced a different balance sheet. Roughly EUR 170 million had been repaid and EUR 380 million used for acquisitions. At the end of 2006, the Company had EUR 237 million in cash, and that had now become a debt of EUR 290 million. This capital structure had therefore been made more efficient.

Mr **W. Dekker** went on to discuss market developments worldwide. Mr **W. Dekker** wondered what was going on in the world, and what opportunities and challenges arose from the growth in a rapidly changing environment. He said that there were six focus areas. Firstly, the rapid growth in the global population. At the moment, the global population is 6.6 billion. If current trends continued, there would be 9 billion people on earth in 2050.

The second point was urbanisation. At present, 50% of the world's 6.6 billion people live in cities, and they are therefore dependent on farmers to supply their food. The third point was related to income growth. It is known that once people have more than USD 2,000 per year to spend, they start consuming more fish and meat and less rice and carbohydrates. This would lead to a change in demand for raw materials. Fourthly, there is the growth in food consumption. Areas such as Asia, South America and parts of Africa are experiencing an enormous increase in prosperity. As most of the population also lives in these areas, this leads to a growth in food consumption. Fifthly, there was the issue of biodiversity. As biodiversity is noticeably decreasing, many special interest groups are calling for the protection of large natural areas. Mr **W. Dekker** said it was questionable whether these areas would then remain available for food production. Finally, climate changes have a major impact on food production. Attention is being focused on this issue within Nutreco under the motto "Feed, Food, Fiber & Fuel."

Mr **W. Dekker** stated that these issues will be discussed later. At the moment, agricultural raw materials are being used to generate power. This is leading to higher food prices. He said that initiatives that were considered as sustainable and good for the planet two years ago were now being questioned. According to Mr **W. Dekker**, the developments within the aforementioned focus areas showed that our rapidly changing world is not compatible with the demands western society places on food production. While some experts believe that the world can easily produce enough food for 6 to 9 billion people, Mr **W. Dekker** said this was only possible if the world population changed its food consumption habits. This discussion is currently being held within Nutreco under the motto "Feed, Food, Fiber & Fuel". This problem represents a major challenge to which Nutreco hopes to be able to make a contribution.

Mr **W. Dekker** also stated that, as Nutreco had predicted, raw materials such as soya, wheat and maize were becoming more and more expensive. The prices for some raw materials were even rising to record levels, and some raw materials were becoming scarce. As a result, the prospect of famine was once again being talked about in the world. The development of fish raw materials, such as fishmeal and fish oil, showed that fish oil prices had doubled. This is due to the fact, among other things, that Omega-3 fatty acids have been shown to have a beneficial effect on health. It is therefore used a lot by the pharmaceutical industry. High demand for this raw material would quickly push up the price of fish oil. It also means that an increase in demand would lead to a possible shortage of these raw materials. Nutreco is currently one of the largest users of fishmeal and fish oil.

The salmon industry has grown by 8.7% in the past ten years. Nutreco's fish feed producer Skretting has benefited from this and, with a turnover of one million tonnes, has become a sizeable industry.

Mr **W. Dekker** proceeded to discuss Nutreco's EBITA, and in particular the doubling of it – an objective which had been announced in 2006 as part of the "Rebalancing for Growth" strategy. Mr **W. Dekker** said that Nutreco's operating companies were often family-run businesses with a very rich history, such as Norwegian fish feed producer Skretting and the Dutch family-run businesses Hendrix and Trouw. Nutreco was created in 1994 and has been listed on the Dutch stock exchange since 1997. Ten years have now passed. This period has been characterised by very active portfolio management. For example, in 2003 50% of Nutreco's turnover consisted of income from fish and meat. These industries are very volatile and the economy was doing badly at that time. Nutreco was anxious to reduce the effects of this volatility and developed its current strategy. This strategy has the aim of ensuring that less money is locked up in fish and meat. At the moment, 84% of Nutreco's money is held in animal nutrition and fish feed. The proceeds from the sale of the meat and fish activities was EUR 1.2 billion. Of this amount, EUR 1.1 billion has been spent: part of it to fund acquisitions and part has been returned to shareholders. Mr **W. Dekker** explained that Nutreco currently had a very healthy balance sheet which enabled it to make the necessary acquisitions. One example of this was the purchase by Nutreco of eight premix facilities (in various countries) from BASF. This purchase made Nutreco the second largest player in the premix business in the world. Together with Dutch company DSM, the world leader, Nutreco now had one third of the global premix market. With Nutreco having 12% market share and most large companies preferring to work with two premix suppliers, Nutreco now had contacts with 25% of the global compound feed industry. This sales channel gives Nutreco a distribution capacity which in the future would enable it to sell other products. Another example is the purchase by Nutreco of a home market in Canada, where Nutreco acquired seventeen plants from Maple Leaf Foods Inc. Moreover, two smaller fish feed acquisitions were made in the United States and Japan in 2007 and 2008. In addition, Nutreco acquired new assets in Spain, commenced premix activities in Turkey and purchased the remaining 40% of an existing joint venture in Mexico. Nutreco now has a leading market position in The Netherlands, Spain and Canada. It is also the global leader in salmon feed. Additionally, Nutreco has the ambition to build up market positions with feed for other types of fish. Mr **W. Dekker** concluded that Nutreco produces eight million tonnes of animal and fish feed and that it has become a very large player in the global arena. Nutreco is also the most specialised animal nutrition producer among the leading five premix producers, since the other producers also carry out other activities in the agricultural industry in addition to their animal nutrition activities.

Mr **W. Dekker** continued to report that the values of Nutreco are reflected in the annual corporate social responsibility (CSR) report and in the annual report. He stressed that Nutreco attached great importance to transparency and food safety. Following a number of product recalls in the United States in the previous year, food safety is given high priority there. R&D and innovation have also become even more important due to the shortage of raw materials in the world. Know-how throughout the entire chain is also important, particularly when that know-how is linked to topics such as sustainability and food safety. In spite of the fact that Nutreco specialises in one part of the chain, it is nonetheless required to work together with the other players in this chain in order to be able to guarantee the sustainability and food safety of its products. Mr **W. Dekker** explained that Nutreco has its own production facilities and operating companies in twenty-four countries, and is active in many more countries. As a consequence, Nutreco is slightly less vulnerable to animal diseases. As there is always a risk of animal diseases occurring, the only real solution to this problem lies in ensuring a geographical spread of activities. Nutreco is also in a position at the moment to optimise its purchasing since it is aware of local harvests and harvest forecasts.
As shortages will become the dominant topic in the next decade, the organisation is being aligned to take this into account. Mr **W. Dekker** gave a few examples in this regard. In relation to food safety, Nutreco has created a quality system called NUTRACE consisting of a tracking and tracing system. Thanks to NUTRACE, Nutreco was able to carry out a limited recall in the United States very quickly last year because it was able to locate the problem (a faulty raw material) within four hours. A further activity of Nutreco is the development of Greenline products in Europe. The development of natural alternatives to antibiotics meant that the use of these antibiotics, especially as a growth promoter, is being reduced. Another focus area for Nutreco is sustainability in fish feed.

Mr **W. Dekker** explained that fishmeal and fish oil was made from small fish caught off the coasts of Chile and Peru. Many NGOs had pointed out that this overfishing and sustainability were not compatible. Nutreco was therefore doing two things. Firstly, it was organising sustainability conferences in order to ensure that fish stocks were safeguarded. Secondly, Nutreco was itself trying to replace as much fishmeal and fish oil as possible. As previously stated, fish oil was becoming unaffordable and was at times even becoming scarce. One example of the progress being achieved in relation to the sustainability of fish feed resources was the research which Nutreco had carried out into alternatives for fishmeal and fish oil, leading to a considerable reduction (from 64% to 46%) in the use of these raw materials. It has been able to use alternatives which do not compromise quality and health aspects.

Mr **W. Dekker** stated that, in the light of Nutreco's research programmes, he was hopeful that it would be possible to reduce the quantities of fishmeal and fish feed used even further. It might even be possible to reduce their use so much that the salmon industry will also become a net producer of fish protein. Mr **W. Dekker** believed that this would solve most of the criticism currently being levelled at this industry.

Mr **W. Dekker** continued to discuss the "Nutreco Sourcing Initiative" ("NSI"). Nutreco produces 8 million tonnes of compound feed, which means that it purchases a similar quantity of raw materials. However, raw materials are expensive and are becoming scarce. Additionally, there are many problems in relation to safeguarding food safety. Nutreco has therefore launched the NSI, in which Nutreco's operating companies cooperate in their purchasing activities. For example, in China Nutreco has set up its own purchasing organisation and system for products which it transports to North America and Europe. Mr **W. Dekker** pointed out that the aim of NSI and economies of scale was to ensure that Nutreco would also reap benefits itself. Naturally, customers were also keen to benefit from this, but Nutreco first has to create a benefit with the market position it has built up thanks to ten years of market development. Mr **W. Dekker** remarked once again that Nutreco's portfolio of activities had changed considerably during this period. The sale and purchase of activities also resulted in a positive development of turnover. Mr **W. Dekker** also reported that in operational terms Nutreco achieved its best net result ever. In the last ten years, Nutreco had a total shareholder return of 250%, including super dividends. Nutreco announced its intention to double its 2006 EBITA level by 2010. The continuing operational activity was EUR 115 million in 2006, and a new target of EUR 230 million has been set for 2010. EBITA in 2007 was EUR 155 million, and Mr Dekker concluded that the company was on track to achieve this target. He attributed this partly to an increase in autonomous growth and partly to acquisitions. He indicated he expected the companies that had been acquired to make further contributions in the coming years.

Mr **W. Dekker** remarked further that Nutreco had made tremendous efforts in the area of R&D and innovation to make distinctive products and to create alternatives for expensive raw materials. In addition, Nutreco had a balance sheet enabling it to make a number of promising acquisitions. Based on the figures for 2007, Mr **W. Dekker** concluded that Nutreco was on track to achieve the target of EUR 230 million which had been set for 2010.

Mr **W. Dekker** proceeded to discuss the strategic agenda for 2008. Firstly, this meant strengthening Nutreco's market positions in specialty and fish feed through autonomous growth and acquisitions. In view of all of Nutreco's R&D efforts, Mr **W. Dekker** expected that Nutreco would be able to achieve distinctive positions. In addition, completing the integration of the BASF premix activities and animal nutrition in Canada were a top priority of management. Mr **W. Dekker** said that he was extremely pleased with the progress of the integration process to date. Further improvements in sustainability and feed-to-food quality and safety were another strategic objective. In addition, NSI-related efforts were expected to contribute EUR 10 million to the operating result. Mr **W. Dekker** concluded that this was the strategic agenda for 2008 and that this completed his presentation.

The Chairman thanked Mr **W. Dekker** for his interesting presentation, which closely tied in with current developments and gave an insight into the developments in the area of food and nutrition around the globe. **The Chairman** then invited questions about the annual report, pages 15 to 78.

Mrs **Van Lakerveld**, from the Association of Investors for Sustainable Development (*Vereniging van Beleggers voor Duurzame Ontwikkeling*, **"VBDO"**, wished to put a question. She remarked that the VBDO chiefly attends shareholders' meetings in order to put questions about CSR policy. Nutreco's CSR report for 2007 made clear that CSR was part of the basic activities of the company.
Mrs **Van Lakerveld** went on to say that this was also evident from the presentation which had just been given: the implementation of the CSR strategy was closely aligned with Nutreco's core activity and Nutreco took a responsible approach to the increasing scarcity of natural ingredients as well as the price pressure that was being caused by increasing demand for raw materials. Mrs **Van Lakerveld** said she would start with questions about the company's policy, followed by specific questions about the report.
Mrs **Van Lakerveld's** first question concerned Nutreco's policy with regard to climate change. She said that the CSR report made clear that cattle breeding and fish farming had a negative effect on climate change and that Nutreco could reduce this effect by developing specific products. However, she believed that no concrete steps had been taken in this regard in 2007. Instead, the focus was on reducing emissions during transport and production. As page 32 of the CSR report made clear, however, these activities do not have the greatest impact on climate change. Mrs **Van Lakerveld** therefore wondered whether Nutreco would develop more relevant activities in 2008 to combat climate change. Mrs **Van Lakerveld's** second question concerned the risks to which Nutreco was currently exposed within its market, such as scarcity of ingredients, food safety and animal diseases.

It was evident from the report that many of the company's R&D activities were aimed at limiting the impact of these risks. However, the VBDO was of the opinion that an integrated CSR policy focuses not just on managing risks but also on creating opportunities. Mrs **Van Lakerveld** wondered where these opportunities lay for Nutreco. Mrs **Van Lakerveld** then put a third question. She said that in 2007 the VBDO had carried out a quick scan in order to see how companies could contribute to the economic development in developing countries. The VBDO believed that Nutreco, via its "investing in the community" programme, could also make such a contribution. The presentation which had just been given made clear that in certain countries increasing affluence was resulting in increased demand for fish and therefore increased demand for Nutreco products. Mrs **Van Lakerveld** suggested that Nutreco could align the products which are made in the countries concerned with demand from the local markets and could take on and train local people. Mrs **Van Lakerveld** said that this would enable Nutreco to tighten up its supplier policy and commit people to Nutreco. She wondered to what extent this was part of Nutreco's policy.

The Chairman thanked Mrs **Van Lakerveld** and remarked that she had raised a number of important issues which Nutreco was actively addressing. **The Chairman** added that the CSR report had just been published. Mrs **Van Lakerveld** was already aware of the contents of this report as she had helped Nutreco to prepare it. He then gave the floor to Mr **W. Dekker** so that he could answer Mrs **Van Lakerveld's** questions.

Mr **W. Dekker** thanked Mrs **Van Lakerveld** for her questions and positive introduction. He informed that Nutreco had issued its eighth CSR report this year. Mr **W. Dekker** said that he was proud that CSR was given so much attention within the organisation. The danger of a CSR report was that it was seen as nothing more than a game played by head office and that in reality little was done with it. The Executive Board was pleased that the operating companies which it visited or spoke to proactively addressed developments in the field of CSR. On the other hand, a sense of reality compelled Mr **W. Dekker** to acknowledge that Nutreco always worked to a corporate agenda that was anchored in The Netherlands. This had to be harmonised with the agenda of foreign operating companies. He stated that Nutreco had been through two major change processes. These meant that it first had to learn to work with a new reality. Nutreco used to be a chain player and this allowed it to enforce its own priorities, not just in terms of feed, but also in fish, meat, etc. Since this situation had now changed, Nutreco and its partners will now have to find another way of formulating their priorities. A second change concerned Nutreco's acquisitions made outside of Europe.

Mr **W. Dekker** explained that in those countries priority was assessed quite differently than in The Netherlands. Mr **W. Dekker** then discussed which relevant activities Nutreco would develop aimed at combating climate change. He explained that the operating companies were having the greatest difficulties in this regard since they worked with nature and were directly experiencing the changes in the climate. Mr **W. Dekker** referred to a project undertaken with the Dutch Ministry of Housing, Spatial Planning and the Environment (VROM) to examine emissions in the Dutch dairy sector as an example of a relevant activity which Nutreco had developed. Nutreco will report on this project and its findings at some point in the future. Mr **W. Dekker** then addressed Mrs **Van Lakerveld's** second question, about the management of risks versus opportunities. Mr **W. Dekker** referred to his comments in his introduction about sustainability. Briefly put, Nutreco is adopting a better and more efficient approach to working with scarce resources. This would benefit everyone, he said. In addition, Nutreco was developing a number of products with a focus on sustainability together with its customers. In the Irish salmon industry, for example, specific raw materials were being used to manufacture organic products. Mr **W. Dekker** then discussed Mrs **Van Lakerveld's** third question, relating to the economic developments and Nutreco's impact on local communities. Increasingly, Nutreco's operations are taking place outside Europe, such as the project in Chile. There have been times when Nutreco employed 4,000 people in Chile. Mr **W. Dekker** said that as a result of this Nutreco had made a very active contribution to the training and education of these people and their children as well as the development of the infrastructure, including hospitals and schools. He said that not only Nutreco but also its operating companies were showing a lot of initiative in this regard.

Mrs **Van Lakerveld** thanked Mr **W. Dekker** and **the Chairman** asked whether there were any more questions.

Mr **Van Keimpema (VEB)** had a question. He remarked that Mr **W. Dekker** had stated in the annual report that one of Nutreco's ambitions was to achieve 5% operating result as a percentage of turnover for shareholders. He would like to know how this related to the objective of doubling the EBITA by 2010. In addition, it was not clear to him what Nutreco's aims were with regard to autonomous growth and acquisitions.

Mr **W. Dekker** replied that Nutreco had radically overhauled its portfolio: Nutreco had released half its workforce and had freed up EUR 1.2 billion in resources which would now be deployed. Mr **W. Dekker** said that, in order to offer shareholders something to go by, Nutreco had determined in 2006 that the "Rebalancing for Growth" strategy would focus primarily on quantifying growth and doubling the operating result. Mr **W. Dekker** said that this had been achieved via organic growth, since this was the safest means of doing so. Growth had also increased due to acquisition opportunities, of which there were many thanks to Nutreco's activities in many different countries. He concluded that Nutreco was attempting to obtain larger market shares through acquisitions.

Mr **Van Keimpema** remarked that it was still unclear to shareholders how organic growth would be achieved and how this related to the doubling of the EBITA. As an example, Mr **Van Keimpema** commented that Mr **W. Dekker** had said that money was needed for new production facilities and for the improvement of existing facilities. Mr **Van Keimpema** said that he had not been able to find any evidence for this in the annual report, however. He would therefore like more clarity. Mr **Van Keimpema** also commented that Nutreco could easily make clear to shareholders what Nutreco's long-term objectives were and when they would be linked by the Supervisory Board to the objectives which had been set for the Executive Board. This would provide shareholders with a complete picture.

Mr **W. Dekker** responded to Mr **Van Keimpema's** comment by saying that Nutreco, as a midcap enterprise, was always very active in respect of investor relations. Following the economic downturn in 2003, the Executive Board had provided its shareholders and other stakeholders with information. Nutreco also defined a new strategy at that time: "Rebalancing for Growth". This strategy included objectives in relation to the efficiency of the company's capital structure. Mr **W. Dekker** pointed out that this had resulted in the EUR 14 per share which Nutreco had repaid to shareholders over the past twenty-four months. He also said that Nutreco had in fact received many compliments on its communications about and implementation of the "Rebalancing for Growth"-programme at the road shows. Mr **W. Dekker** therefore did not fully recognise what Mr **Van Keimpema** was talking about.

Mr **Van Keimpema** pointed out that Mr **W. Dekker** was not saying what Nutreco's organic growth was and that Mr **W. Dekker** continually talked about "Rebalancing for Growth". Mr **Van Keimpema** acknowledged that super dividend had been paid, but that he could also see a decrease in the shareholders' equity per share.

Mr **W. Dekker** said that he still did not understand what Mr **Van Keimpema** was referring to.

Mr **Van Keimpema** stated that he would like to know how much money was needed for organic growth and whether it was correct that a sum of EUR 358 million had been earmarked for expansion.

Mr **W. Dekker** confirmed that the latter was correct. Nutreco is currently constructing fish feed factories and in the agricultural sector Nutreco is mainly targeting acquisitions in new areas which should contribute to the realisation of the EBITA target as well as an efficient capital structure in 2010. Mr **W. Dekker** said that these acquisitions were made in a pragmatic way: following a number of due diligence processes, Nutreco chooses the acquisition which is best for the company. Diversity was an important consideration for Nutreco in this regard, he said. Additionally, there was a focus on the efficiency of the balance sheet. Nutreco had set aside more than EUR 300 million for acquisitions or to expand its manufacturing capacity. These assets would enable Nutreco to increase its EBITA. Mr **W. Dekker** thought that Nutreco therefore actually had something in the region of EUR 400 million to spend.

Mr **Van Keimpema** said that he understood this and that he appreciated the current policy and the operating results. However, he believed there was some information missing. Mr **Van Keimpema** also stated that he had a more general question. He would like to be informed about the distribution problems in relation to food currently being produced, in particular meat.

Mr **W. Dekker** replied that demand for meat was increasing. This was happening not so much in the West, but more in countries such as China. Mr **W. Dekker** said that developments in other parts of the world made it virtually irrelevant which action western countries took in the interests of sustainability. The big question was whether the extra demand from Asia and South America could be met and whether the necessary production could take place within a context of improved sustainability. Nutreco was deploying many of its scarce resources in an effort to answer this question.

Mr **Van Keimpema** thanked Mr **W. Dekker**.

The Chairman stated that he would like to add something to Mr **W. Dekker's** words about the growth of Nutreco. **The Chairman** repeated that Nutreco had a good balance sheet structure following the sale of the salmon companies. This had resulted in a super dividend and a capital structure which Nutreco believed would enable it to achieve the planned growth for the coming years. It was difficult to estimate in the initial phase what shape this growth should take.

The Chairman said that if it were to be determined precisely what proportion of the growth was to come from acquisitions and what proportion from organic growth, Nutreco would lose the flexibility which can be so important for achieving its goals. Nutreco had therefore decided to carefully consider all acquisitions. **The Chairman** commented that Nutreco would have to wait a year before it had a clear indication of the extent of the actual contribution made by such acquisitions to its operations. Only then could Nutreco establish in what way an acquisition had contributed to the company's organic growth. This was the reason for doubling the EBITA within carefully defined financial standards for the macro objective.

Mr **Van Keimpema** said that he fully agreed with **the Chairman** as regards the issue of due care. Mr **Van Keimpema** wondered therefore whether it was possible to state what Nutreco's objectives were with regard to the organic growth of current activities. Mr **Van Keimpema** said that he understood that discussions on this matter could continue for a long time and he therefore proceeded to ask his next question, being whether the acquisitions were currently meeting expectations.

The Chairman replied that there were always some things which were better than expected while other things fell short of expectations, but that viewed as a whole Nutreco was on course. **The Chairman** then gave the floor to Mr **Metske**.

Mr **Metske** explained that he worked for the Hotel & Catering Pension Fund (*Pensioenfonds Horeca en Catering*) and that he was speaking today on behalf of the Pension Fund for the Printing Industry (*Stichting Pensioenfonds Grafische Bedrijven*), the General Pension Fund for Public Employees (*Stichting Pensioenfonds ABP*) and Citibank NA. He echoed the words of the representative of the VEB in complimenting Nutreco on its results and the manner in which the annual report had been drawn up. He was also positive about the interim communication and the focus which had been chosen. He therefore asked **the Chairman** to consider the following in this light. Mr **Metske** said that the analysts working for pension funds focus on long-term forecasts and he commented that the target margin of 5% had not yet been achieved. Mr **Metske** wondered whether better performance was expected for 2008 and the years beyond and what the associated figures were in this regard. He also wondered whether these developments were also reflected in a bonus scheme. His second question concerned the risk section in the annual report. Mr **Metske** commented that Mr **L.J.A.M. Ligthart** had said that Nutreco's risk management policy was considered best practice. Mr **Metske** concurred with this. Mr **L.J.A.M. Ligthart** had also announced that he was looking for improvements.

Mr **Metske** said that while be believed that sound analyses were being given, the likelihood of such risks occurring did not appear to be mentioned. Mr **Metske** wondered whether this had occurred to **the Chairman.**

The Chairman thanked Mr **Metske. The Chairman** acknowledged that the 5% margin target had not yet been met and asked Mr **W. Dekker** to explain this.

Mr **W. Dekker** referred to the development of the EBITA. He commented that account had to be taken of the increased prices of raw materials when assessing the EBITA for 2007. This accounted for one third of the rise in turnover. That was at the expense of the EBITA margin. Mr **W. Dekker** said that in order to normalise the EBITA margin with respect to a normalised package of raw materials several criteria had to be taken into account. He pointed out that the EBITA margin of the previous year and the improvement in this margin were less evident due to the increased prices of raw materials. The performance contracts which Nutreco has with its business units, among others, contained targets for improving EBITA. In addition, portfolio management will also partially make a contribution to the overall increase of the EBITA margin. Mr **W. Dekker** remarked that the answer to Mr **Metske's** first question must be sought in the long term. He also said that Nutreco intended to focus in future on premixes, specialty feeds and partly on fish feed; products in which Nutreco can differentiate itself and which will be the focus of much of the company's R&D efforts. These are products with a higher margin. This change in portfolio should therefore also result in higher margins in future, and this is anchored in the performance contracts. Mr **W. Dekker** asked Mr **C. van Rijn** to answer Mr **Metske's** second question.

Mr **C. van Rijn** said that Nutreco certainly examined the likelihood of risks. An analysis had been made of the risks which might occur within the organisation, the likelihood that these risks would materialise and the impact they would have on the organisation. Mr **C. van Rijn** stressed, however, that they remained estimates. It therefore did not appear necessary to include all this information in a risk section. Naturally, these risks were all very well managed.

The Chairman asked whether there were any further questions. Mr **Arens** indicated that he wished to ask some questions. **The Chairman** gave him the floor.

Mr **Arens** said that he had read on page 11 of the annual report that NUTRACE had four priorities. He asked Mr **W. Dekker** to give further details on electronic traceability (no. 2) and on steps taken to minimise unwanted cross-contamination (no. 3). Mr **Arens** also asked whether the contract with Marine Harvest had been extended. This led him to ask Mr **W. Dekker** to explain whether feed for salmon in Ireland was different from the feed given to salmon in Chile, for example. Finally, Mr **Arens** wondered whether Nutreco used magnesite in its cattle feed.

The Chairman thanked Mr **Arens** and asked Mr **W. Dekker** to reply to these questions.

Mr **W. Dekker** thanked Mr **Arens** for his questions and asked Mr **J. Steinemann** to answer Mr **Arens'** questions.

Mr **J. Steinemann** said that NUTRACE, Nutreco's quality programme which had been introduced in all Nutreco's businesses, consisted of four pillars: Tracking & Tracing, Monitoring, Certified Quality and Risk Management. Implementing systems for electronic tracing was important for the execution of these activities because it increased the speed of the entire process. Ideally, all Nutreco's businesses would have systems for electronic tracing.
While this was not yet the case in all the businesses, it was nonetheless one of Nutreco's aims. In addition, Nutreco compared the quality programmes of businesses which it had acquired with the requirements of NUTRACE. Where these programmes failed to meet the requirements of NUTRACE, Nutreco amended these programmes. Mr **J. Steinemann** went on to address Mr **Arens'** second question, about unwanted cross-contamination. Mr **J. Steinemann** remarked that this was a highly technical matter. When producing formulas for certain customers it became clear that each customer had its own unique formulations and was keen to retain them. Nutreco therefore had to try to safeguard each formula 100% and ensure that there was no cross-contamination between different formulas. Mr **J. Steinemann** said that this could chiefly be achieved by means of technical and technological steps in the production process, for example by having separate lines for medicated feed and non-medicated feed.

The Chairman thanked Mr **J. Steinemann** and informed Mr **Arens** that his question about magnesite was being considered by Mr **J. Steinemann**. He then asked Mr **W. Dekker** to answer Mr **Arens'** question about salmon feed in Ireland and Chile.

Mr **W. Dekker** said that he would have to think about this question. With **the Chairman's** approval he began, therefore, with the question about the feed contract with Marine Harvest. He said that Marine Harvest, the company as it is now quoted on the Oslo Exchange, consists of the Marine Harvest that used to be owned by Nutreco, plus PanFish and Fjord. In other words, it is a merger of three large Norwegian players, which, for the sake of convenience, he would refer to as the "new" Marine Harvest. Mr **W. Dekker** said that a number of different aspects were important in this respect. As Mr **Arens** had correctly pointed out, there is a feed contract with a term of three years which must be renegotiated in 2008. Agreements have also been made with renegotiating options for two times one year. Feed supplies to PanFish (old) and Fjord (old) are also part of the new Marine Harvest. Parts have been renegotiated the previous June and this has enabled Nutreco to increase its market share slightly. Mr **W. Dekker** commented that the new Marine Harvest had just appointed a new CEO and executive board. While he applauded this, he also remarked that negotiations on a new contract had been delayed as a result.

Mr **W. Dekker** then moved on to answering Mr **Arens'** question about salmon feed. He informed that, in the interests of completeness, he would also talk about salmon feed in Norway and the United States in addition to Ireland and Chile. He said that, in principle, Nutreco made the same demands regarding its raw materials in all the countries in which it did business. Additionally, the nutritional requirements of salmon were the same everywhere. However, Nutreco had to take account of local laws and other special circumstances from one country to the next, and sometimes from region to region. Mr **W. Dekker** then turned to Nutreco's activities in Chile. He said that in Chile, part of the fishmeal was being replaced with very high quality chicken meal and blood meal. Nutreco had also wanted to use the same ingredients in Europe, but legislation there had prevented this. In North America and in Canada Nutreco was using protein concentrates made from vegetable material of varieties which had yet to be approved in Europe. Mr **W. Dekker** commented that, as regards the replacement of fishmeal, Nutreco was in a position to take the greatest steps in Canada where it could use vegetable protein concentrates as well as blood meal and animal meal. Mr **W. Dekker** said that this illustrated that Nutreco could deliver anywhere in the world because salmon had the same needs everywhere. Differences between one country and the next do not develop until later on. In Ireland, for example, fish or meat must satisfy certain requirements if it is to be labelled an organic product. Mr **W. Dekker** concluded that Irish salmon were therefore given different feed than Norwegian salmon.

The **Chairman** checked whether he had correctly understood that the process initially is the same everywhere, but ends differently. Mr **W. Dekker** confirmed this and, by way of illustration, referred once again to the differences in rules and regulations from one country to the next. He remarked that this was particularly a major concern for Nutreco in Europe, because developments here greatly lagged behind those in the rest of the world.

The Chairman thanked Mr **W. Dekker** and asked whether there were any more questions.

Mr **Dirkse** had a question about the section dealing with R&D. He stated that, as a layman in matters regarding the animal nutrition industry, this section gave him a clear impression of developments in the field of R&D. One of the things he had read in this section was that a patent had been applied for on equipment developed for the commercial production of feed blocks. He wondered what the status was of the patent on the feedstuffs made by Nutreco. He also had a further question about the company's research programmes. Three elements were mentioned in this regard: the production of fish feed, the health of the fish and the nutritional requirement of the fish. Mr **Dirkse** said what he missed here was mention of the taste of the fish, especially since he found the taste of all cultivated, or farmed, products to be markedly less satisfying. He wondered whether any attention was paid to this and asked how much more could be expected in this regard in future.

The Chairman thanked Mr **Dirkse** for his questions. Mr **W. Dekker** announced that he had very recently discussed the matter of patents with the other members of the Executive Board and the company's director of R&D. He reported that Nutreco had a number of patents, but that most of them related to processes (how the feed is made). He went on to explain that rules and regulations in Europe in particular led the company not to opt for patent applications since it would then have to be completely open about the composition of the product concerned. It was often preferable to ensure a quick introduction into the market. Mr **W. Dekker** also explained that the situation was different as regards patents on ingredients. Here, the onus was on the company identifying partnerships or collaborations with companies carrying out research at the molecular level which pave the way for patent applications and where Nutreco can make those applications. He concluded, therefore, that Mr **Dirkse's** question was a very good one. He went on to report that Nutreco always hoped to find something that could be patented. He also expressed a wish for more cooperation in future with companies that are specialised in developing ingredients and whose application, he hoped, Nutreco could take care of.

In conclusion, he commented that changes in the composition of feedstuffs were always accompanied by trials with tasting panels in order to examine what consumers thought of the new compositions and to see whether there had been any improvement in terms of texture and taste.

Mr **Dirkse** further wondered whether the company was also working together with the research centre in Wageningen. Additionally, he asked whether the patents acquired by Nutreco were in its name or the names of other companies.

Mr **W. Dekker** reported that cooperation with Wageningen was encouraged and that many partnerships and other forms of collaboration had already been entered into with Wageningen. It should not be forgotten, however, that Nutreco is a very international company. He explained that Nutreco employed many PhDs who had qualified at many different universities around the world. This meant that cooperation was not limited to the University of Wageningen.

The Chairman thanked Mr **W. Dekker** and gave the floor to Mr **Bouter**.

Mr **Bouter** commented that Nutreco was keen on achieving expansion in the animal nutrition sector. He had read at various places in the annual report that there was increasing interest in the residual products in the bio-diesel industry. He wondered whether an acquisition in this area would also fit in with Nutreco's ambitions. He asked a further question about page 54 of the annual report where it is stated that ING is not just an investor, but that ING had also advised the company on an acquisition which was eventually not concluded. He wondered in what field this acquisition had been planned.

Mr **W. Dekker** began by replying to the question about the acquisition. He firstly referred to the doubling of the result. Following this doubling of result, the company had to choose between three possible courses of action. Firstly, Nutreco could try to buy a company that was comparable with Nutreco. It could also make medium-sized acquisitions. The third scenario was to return more money to shareholders and thereby only allow Nutreco to grow through organic growth. It had since become clear that the company opted for the second scenario. Insiders would know that eighteen months ago there was a company for sale which had many activities which would fit with Nutreco's strategy.
Nutreco then took part in the auction process, and a due diligence investigation was also carried out. ING was engaged as advisor. Nutreco eventually decided not to buy the company. This also meant the shelving of the first scenario. The second scenario is now being implemented, and Nutreco expects this process to be completed in three to four years.

The Chairman then gave the floor to Mr J. **Steinemann**.

Mr J. **Steinemann** reported that there were no interesting acquisitions for Nutreco in the field of the bio-diesel industry and raw materials. Nutreco very intensively researched the new raw materials on the market. This took place not just in The Netherlands, and not just in Europe, but all over the world. He explained that Nutreco's expertise lay in particular in the area of understanding and making available information about emerging new by-products. However, Nutreco did not invest in the production of by-products; Nutreco used those products.
Nutreco made the production more efficient, not just in itself but also in relation to the creation of other products. Nutreco did not therefore focus that much on the production of raw materials. Nor did Nutreco's expertise lie in the production of raw materials which Nutreco wished to use.

Mr **Koster** then took the floor. He explained that he was a farmer and complimented Nutreco on its result. He would like to take this opportunity to say something about the prices on the market. In his opinion, there was a lot of nonsense reported on this topic. He believed that the price of grain, for example, had barely risen. Globalisation in particular had caused the prices of end products to rocket. He referred to the price of beer as an example. In 1957, a glass of beer cost NLG 0.25. A glass of beer now costs two euros, even though barley only cost 0.25 euros. He was also critical of the stories about sustainability. In addition, he believed that globalisation was to blame for these rising prices and the focus on sustainability.

Mr **W. Dekker** replied to Mr **Koster's** response. He said he seemed to recall that Mr **Koster** had made similar comments in previous years. He thanked Mr **Koster** for his compliments. Mr **W. Dekker** went on to explain that the average family in The Netherlands was spending less and less on food. Looking at the poultry market, he said that it was clear that a lot of grain was sold at a high price on the world market. Relatively cheap compound feed was bought back in return. He also addressed the issue of rising prices and reported that he was pleased that the primary sector had been able to make a decent profit for a change. Finally, he addressed the discussion on sustainability and production. He believed that the West was caught in a huge dilemma. On the one hand food had to be produced according to traditional methods, or methods that were as close to traditional means as possible.

On the other hand, the food industry was reporting that food had never been produced so cheaply as it was now and had never before been produced to such high standards of food safety. It was fine by him if society chose for methods of organic farming, provided that an acceptable price would be paid for the products. On the other hand, he believed that technology would continue to play an important role in this regard.

The Chairman thanked Mr **W. Dekker** and gave the floor to Mrs **Van Lakerveld.**

Mrs **Van Lakerveld** said that she agreed with Mr **W. Dekker** about the issue of sustainability. She said that sustainability was not just a hype. She had several questions about Nutreco's CSR report. The 2006 report paid a great deal of attention to certain Key Performers Indicators ("KPIs"). According to this report these KPIs were under development. On page 7 of the 2007 report it is stated that Nutreco had not yet got round to defining these KPIs.
KPIs offer stakeholders such as VBDO the possibility of tracking Nutreco's progress in the field of CSR and clearly indicate Nutreco's direction and goals in relation to CSR. VBDO wondered what the current status was of the KPIs. She asked a further question about a number of positive examples and initiatives which are highlighted in the report. She wondered, however, whether they were best practices or company-wide initiatives. In the first case, she said that VBDO would like to see those best practices shared with and implemented in other divisions of Nutreco. In her view, the present manner of reporting compromised the principles of neutrality and completeness of the report. VBDO would therefore like to know whether they were best practices, how Nutreco would ensure that these best practices were introduced into the other divisions and whether the reporting in this regard could be improved next year.

Mr **W. Dekker** commented that he had announced that KPIs would be introduced and would report on them. Nutreco operated in an extremely dynamic environment and the greatest pitfall facing the company was for objectives to be defined in the Dutch division which ultimately would not be complied with throughout the organisation as a whole. He said that at the current time he had the greatest appreciation for initiatives in the field of corporate social responsibility. However, the reality was that central control was very difficult, since it had to be implemented chiefly at the local level. The Skretting organisation in Norway, for example, had produced its own corporate sustainability report. And that worked better, according to Mr **W. Dekker**. As a more general comment, he said that one of the most important target groups for this report were the company's own employees. Aside from this group, the response was always very disappointing.

It was a "box ticking exercise" whose aim was to achieve a high score in league tables, but at the end of the day Nutreco wanted to show how the employees within its organisation actually put the objectives into practice. As a consequence, it could not truly be seen as best practice, but rather as a source of inspiration.

Mrs **Van Lakerveld** commented that CSR should be integrated into policy, as the presentation made clear. She said that this would have to mean that the people-planet-profit concept should be expressed in all aspects of the company's operations, and KPIs were key to this. She expressed the wish to see KPIs formulated separately for each division so that the part of CSR integrated in Nutreco's policy would actually be clearly promoted and communicated.

Mr **W. Dekker** commented that he did not disagree with Mrs **Van Lakerveld**. At the moment, however, the discussion taking place within Nutreco centred around plans to formulate a number of corporate KPIs and, alongside this, to ensure that a number of KPIs were formulated at the level of the operating companies.

Mrs **Van Lakerveld** wondered whether any indication could be given now as to when these KPIs would then be formulated.

Mr **W. Dekker** replied that thought was currently being given to formulating meaningful KPIs. He reported that, by chance, the top management team would meet the next evening to discuss just this point. He added that this was a hot topic within Nutreco.

The Chairman then informed the meeting that the number of shareholders and proxy-holders present at the meeting was 149. The number of voting shares present or represented at the meeting was 16,889,553. These were made up of 10,648,053 ordinary shares and 6,241,500 cumulative preference A shares. In total, 34,868,682 ordinary voting shares are issued. This meant that 30.5% of the holders of ordinary shares and 100% of the cumulative preference A shares were present.

4. Annual Accounts for 2007

4.1 Adoption of the Annual Accounts

The Chairman informed the meeting that the accounting principles used to draw up the consolidated accounts, the consolidated balance sheet and profit and loss accounts, the consolidated cash flow statement, the notes to the consolidated accounts and other information were included on pages 80 to 161 of the 2007 annual report.

He went on to say that the annual accounts for 2007 had been audited by KPMG Accountants, the Company's auditor. He additionally reported that the relevant unqualified auditor's report could be found on pages 162 and 163 of the 2007 annual report and that, in accordance with the provisions of the Corporate Governance Code, the external auditor was present in order to answer any questions related to his unqualified report.

He continued by saying that a copy of the 2007 annual report, signed by the Supervisory Board, the Executive Board and the external auditor was available in the room from the Company Secretary. The annual accounts for 2007 had been approved by the Supervisory Board in accordance with article 26 of the Articles of Association and were now ready for adoption by this meeting.

The Chairman asked whether there were any questions. As there were no questions, he requested the shareholders to use the electronic voting sets. Following an explanation of the use of the voting sets, the votes were cast, after which **the Chairman** announced that the meeting had adopted the 2007 annual accounts by 16,025,921 votes in favour, 1 against and 177,134 abstentions.

4.2 Dividend proposal

In accordance with the dividend policy as approved at the 2006 AGM, a total dividend of EUR 1.64 per ordinary share over the net results from continuing operations achieved in the period 1 January 2007 to 31 December 2007 inclusive, accruing to the holders of ordinary shares, excluding the impairment, and book profits and losses made on the divested parts of the company, was proposed. In 2006, an amount of EUR 1.60 per ordinary share had been paid out. The payout was 45%, the same as in 2006. Of this total dividend of EUR 1.64 per ordinary share, the Company had already paid out, as interim dividends, an amount of EUR 0.35 per ordinary share in August 2007. The final dividend therefore amounted to EUR 1.29 per ordinary share and the ex-dividend date would be 17 April 2008. In accordance with article 30.2 of the Articles of Association of the Company, the Executive Board, having obtained the approval of the Supervisory Board, proposed that, at the option of the shareholders, the final dividend of EUR 1.29 per ordinary share be paid either in cash or in the form of ordinary shares in the capital of the Company. The ratio between the value of the stock dividend and the cash dividend would be determined by the Executive Board after close of trading on 2 May 2008 on the basis of the weighted average of the share price on the last three days of the decision period, namely 29 and 30 April and 2 May 2008. Both the cash dividend and the stock dividend would be made available to the holders of ordinary shares on 8 May 2008.

With the possible exception of a rounding difference, the value of the final dividend in ordinary shares would be the same as the cash dividend. The shares required for the final dividend had been or would be purchased. That was good for the profit per share. The new ordinary shares gave an entitlement to dividend in 2008 and the financial years to follow.

The Chairman observed that there were no questions and asked the shareholders to make use of their voting sets. **The Chairman** noted that the meeting had approved the proposed dividend by 16,741,844 votes in favour, 387 against and 470 abstentions.

5. Corporate Governance: summary of the Corporate Governance policy

The Chairman referred to the Corporate Governance chapter on pages 50 to 64 of the 2007 annual report, which explained the Corporate Governance policy by means of best practices laid down in the Dutch Corporate Governance Code.

Since the amendment in 2006 of the Articles of Association, which related to the abolition of the special majority needed for the appointment, suspension or dismissal of an executive director or a supervisory director, the Company has been fully compliant with the best practices laid down in the Dutch Corporate Governance Code, although it should be noted in this regard that the Company is bound by the current employment contracts, which had been concluded for an indefinite period of time with the current members of the Executive Board who, as was already known, were all employed by the Company prior to the implementation of the Code. **The Chairman** asked whether there were any questions.

Mr **Metske** wished to make a comment regarding the section on Corporate Governance in the annual report. He pointed out that one of the reasons underlying high levels of remuneration is that the four years which the Corporate Governance Code assumes upon appointment differs from the indefinite period of time of the employment contracts. The institutional parties had already been invited by the Lower House of the Dutch Parliament to come and discuss what role they can play in relation to this current discussion. That had been in April last year and in April of this year also. He stated that the cabinet had considered certain tax measures. He commented that it seemed likely that the members of the Executive Board would lose the protection they enjoyed under employment law on the grounds of provisions in the Dutch Civil Code. He informed that this point should expressly be part of the Supervisory Board's agenda. In good times, the interests of the Company should run parallel with the interests of the Executive Board. But it must also be clear when things go wrong.

He said that he wished to raise this point in advance. He went on to mention that the reason why he was raising this issue now was that Eumedion had held talks with the Company Secretary and a colleague from Investor Relations. He said that this topic was not really open to discussion at that time.

The Chairman commented that removing the legal protection of a person in the event of poor performance, or a failure to perform, should not be regarded lightly. He also said that this topic had not yet been discussed in the Supervisory Board. He reported that the remuneration policy which the Company will pursue focuses on making payment in the event of good performance. In The Netherlands, the grant of a reward in the event of good performance had in the past sometimes been amalgamated with the grant of a reward in the event of poor performance. There should be no reward in the event of poor performance, however. He said that Nutreco satisfied this criterion since a reward was only granted in the event of above-median performance. He wondered, however, what precisely was meant by non-performance, particularly in the light of the taking away of an individual's protection under civil law. This was a topic which still needed to be discussed in the Supervisory Board. **The Chairman** then gave the floor to Mr **J.M. de Jong**.

Mr **J.M. de Jong** stated that this topic had been discussed and that views on this topic had probably already been exchanged in most board rooms. The concept that performance should be linked to reward is one that certainly had Nutreco's backing. He said that certain legislation meant that it was not possible at the moment to make changes in this regard just like that. Firstly, a discussion would have to be started with the legislator in order to bring about changes. Nutreco was keen to take part in this discussion. He remarked that it was something else to already anticipate possible new legislation. This carried the risk that it might result in an extremely poor relationship being established with the Executive Board as well as the fact that it would not help moves to bring in a new executive director, should that become necessary.

Mr **Metske** stressed that institutional parties attached great importance to the fact that certain employment benefits should, where necessary, be subject to scrutiny and discussion. He commented that Eumedion was in any event convinced that the present subdistrict court formula would actually lead in advance to very high severance payments at inconvenient times. He said that this was the real topic of discussion. He wondered whether the Supervisory Board wished to hold this discussion also with Eumedion. He also commented that he agreed with the fact that it was indeed the responsibility of Nutreco itself to find good executive board members.

The Chairman thanked Mr **Metske** for his contribution to the meeting and said that he would devote the necessary attention to this matter.

6. Discharge

6.1 Discharge of the Executive Board for the conduct of the business

The Chairman announced that, also in accordance with the Articles of Association, the meeting was being asked to endorse the policy conducted in 2007 by the Executive Board. Since there were no questions from shareholders concerning this item, **the Chairman** asked the shareholders to move to a vote using their voting sets. **The Chairman** observed that the meeting had approved this agenda item by 15,961,395 votes in favour, 146 votes against and 98,754 abstentions.

6.2 Discharge of the Supervisory Board for its supervisory duties

The Chairman announced that, also in accordance with the Articles of Association, the meeting was being asked to endorse the supervision exercised by the Supervisory Board in 2007. **The Chairman** asked whether there were any questions.

Mr **Metske** said that he would indeed like to draw attention to the responsibility of the members of the Supervisory Board. According to the annual report, the maximum amount of the short-term and long-term bonuses had been adjusted during the course of the year. He said that this was also the case at DSM and Reed Elsevier. In the case of these two companies, however, only minor adjustments had been made, and it had nonetheless been decided to put these adjustments to a vote. He stated that these changes were considered to be material changes in the light of Corporate Governance and wondered why the changes at Nutreco were not being put to a vote. Additionally, he wondered whether Nutreco did intend to put such matters to a vote in future situations.

Mr **J.M. de Jong** replied that the remuneration policy had been discussed with the meeting in 2005 and that this had resulted in the establishment of the system of fixed remuneration, short-term and long-term rewards. It was determined at that time that a comparison would be made with a peer group in order to determine and lay down the salaries and the short-term as well as the long-term rewards. He said that this peer group had been proposed to the meeting and had been adopted in 2005. As a result, the Executive Board had consistently been rewarded in line with the median of that peer group. Adjustments had been made in 2007 following the consent and pursuant to the agreement and the approval of the meeting.

This had resulted in a lowering of the long-term level, since it had since become apparent in the median that those levels had gone down. He explained further that the short-term element of remuneration, the bonus, had been raised. Otherwise nothing had changed. He stated that the adjustments had been made in such a way that the limits of the powers granted had not been exceeded.

The Chairman commented also that the policy which had previously been presented was now being implemented.

Mr **Van Keimpema** said that the peer group was a strange peer group. He wondered what a capital goods company such as SBM had in common with Nutreco, apart from international operations. Since there was now a proposal to determine another peer group without it actually being known what the median was in relation to it, he believed that those companies had not yet been clearly determined. He said that he failed to see the logic in taking the bottom six companies from the AEX and the top six or seven from the AMX. He indicated that he had previously inquired about the link between remuneration and the company's strategic objectives. He said that there was no clear link and that the reply would probably be that this was due to reasons of competition. He said that the peer group should actually be comprised of competitors. He reported further that the VEB intended to abstain from voting on this agenda item since Nutreco was brushing this matter aside too easily.

Mr **J.M. de Jong** announced that the new peer group would be put to the vote. He also said that in 2005 a very detailed explanation had been given on the creation of the peer group. He went on to explain why the peer group was comprised of companies which appeared to have little or nothing in common with Nutreco. He also indicated which companies would be added to the peer group, when a company in the peer group was taken off the stock exchange or was taken over. He announced that it was a problem that so many companies were now dropping out of the peer group. This had led to a new proposal.

Since there were no further questions from shareholders concerning this item, **the Chairman** asked the shareholders to move to a vote using their voting sets. **The Chairman** observed that the meeting had endorsed this agenda item by 16,547,176 in favour, 695 votes against and 194,653 abstentions. Before moving on to the next item on the agenda, **the Chairman** thanked the auditors from KPMG, Mr **Kreukniet** and Mr **Regouw**, for attending the meeting.

7. **Remuneration**

7.1 **Executive Board: vesting of the performance shares granted in 2006**

The Chairman gave the floor to Mr **J.M. de Jong**, Chairman of the Remuneration Committee, for the discussion of this item on the agenda.

Mr **J.M. de Jong** thanked **the Chairman** and announced that, with the size of the Company having been almost halved due to the divestment of Marine Harvest in 2006, the Company was now in a situation which could hardly be compared with the situation in the recent past. At the AGM held on 18 May 2006, therefore, a proposal had been adopted to prematurely terminate the then current LT incentive programmes and a proposal had also been adopted to introduce an interim long-term incentive plan (LTI) for 2006 which would only apply to the Executive Board. The CEO had been allocated 30,000 performance shares and the COO and CFO had each been allocated 20,000 performance-related shares. It had been agreed that the Supervisory Board would report on the eventual vesting of the aforementioned performance-related shares at the 2008 AGM, and that 2006 would be used further to work out the details of a new permanent LT incentive programme. This had happened, and had been approved at the 2007 AGM. Mr **J.M. de Jong** remarked that vesting of the performance-related shares of the interim plan for 2006 was subject to the following conditions:

(i) performance targets: the performance targets agreed with the Supervisory Board related to the completion of the "Rebalancing for Growth" strategic plan and the development of a new strategy;
(ii) vesting depended on continued employment with the Company for at least a further two years;
(iii) a lock-up period of five years would apply from the vesting date during which shares may only be sold in order to meet tax obligations relating to these shares; and
(iv) the shares were eligible for payment of dividend and repayments of capital for 2006 and the following years.

Mr **J.M. de Jong** further remarked that the performance target agreed with the Supervisory Board related to the implementation of the "Rebalancing for Growth" strategic plan following the sale of the 75% interest which the Company held in Marine Harvest. This transaction had been successfully completed on 29 April 2006. Since then the emphasis had shifted from "Rebalancing" to "Growth". There were three possible routes to achieving the proposed growth:

(i) one major acquisition;
(ii) various medium-sized acquisitions; or
(iii) a larger number of small acquisitions.

The Executive Board had examined all these options thoroughly and this had resulted in two medium-sized acquisitions (specifically, the animal nutrition activities of Maple Leaf Foods and the acquisition of premix plants from BASF in eight different countries) being made as well as various smaller acquisitions in the fish feed (Japan and the USA) and premix businesses (Mexico and Turkey). In addition to growth through acquisitions, the Company had also started a number of investment projects in existing locations. Finally, the Company's capital structure had been revised and adjusted through the payment of a "super dividend" of EUR 9 gross per share in 2006, a capital repayment of EUR 5 per ordinary share in 2007 and share purchase programmes in the amount of roughly EUR 67 million.
Mr **J.M. de Jong** stated that all these actions had resulted in turnover from continuing operations in excess of EUR 4 billion, with an EBITA of EUR 155 million, the second highest level in the Company's history. Prior to the sale of Marine Harvest in 2006, turnover was EUR 3.2 billion and the EBITA was EUR 112 million. Mr **J.M. de Jong** also stated that the Supervisory Board intended to permit the vesting of the performance-related shares that had been allocated with effect from 18 May 2008. The lock-up period of five years will run until 18 May 2013, with an exemption for the sale of shares in order to meet tax commitments following the vesting of these performance-related shares. The Company's policy provides for the coordination of the remunerations to the market median level.

At the end of 2007, an external consultant carried out a benchmark study which revealed deviations in the company policy to remunerate on median market level. Finally, Mr **J.M. de Jong** stated that, as proposed by the Remuneration Committee, the Supervisory Board had approved the following adjustments with effect from 1 January 2008:

- an increase of the maximum amount of the bonus from 75% to 90% of the annual salary for the CEO and from 60% to 75% for the COO and CFO; and
- a decrease of the economic value, on an annual basis, of the performance-related shares to be awarded under the LT incentive plan from 100% of the annual salary for the CEO to 85% and from 95% of the annual salary for the COO and the CFO to 80%.

The Chairman asked whether there were any questions. There being no further questions, **the Chairman** proceeded to the second part of this agenda item.

7.2 Executive Board: introduction of a new salary peer group

The Chairman gave the floor to Mr **J.M. de Jong** for the discussion of this item on the agenda.

Mr **J.M. de Jong** informed the meeting that the Company's policy with regard to the remuneration of the Executive Board was to reward the members of the Executive Board at the market median. To this end, a group of comparable companies (peer group) had been compiled for the purpose of determining the remuneration of the members of the Executive Board. Since its approval at the 2005 AGM, and as adjusted at the 2006 AGM, the peer group had comprised the following 11 companies: Corporate Express, CSM, Hagemeijer, Océ, Numico, Randstad, Stork, Vedior, SBM Offshore, Wessanen and Wolters Kluwer. Of these, 4 were listed on the AEX and 7 on the AMX. Mr **J.M. de Jong** pointed out that several of the companies in the peer group, namely Hagemeijer, Numico, Stork and Vedior, no longer had a stock exchange listing, or were the subject of a public takeover bid. Mr **J.M. de Jong** informed the meeting that for this reason it was now proposed to no longer name the companies comprising the peer group and to redefine the peer group. It was proposed to compile the salary peer group from a mix of the 7 lowest companies based on size from the AEX index and the highest 8 companies based on size from the AMX index as published in due time by Euronext Amsterdam N.V., excluding financial institutions and property firms, and without naming the companies concerned.

Mr **J.M. de Jong** commented that, as a result of this redefinition, where previously individual changes had resulted in the need for a shareholders' resolution, in the future changes in the peer group would be automatically absorbed. Henceforth, the median would be determined annually, and for the first time in 2009, by means of this new peer group, with this median forming the reference base for the remuneration of the Executive Board. An external consultant had calculated that the proposed redefinition of the peer group would have little effect on the level of remuneration.

The Chairman asked whether there were any questions.

Mr **Van Keimpema** wondered whether it would now be known, in retrospect, which peer group would be used to determine the median.

Mr **J.M. de Jong** said that this would be published automatically in the annual report. He said that it was possible that some other names might appear if it were apparent at the end of the year that a certain company, in terms of its size, no longer fitted in the peer group. The great advantage of this was that it enabled the Company to work with a stable peer group, even though the occasional name might change.

Mr **Van Keimpema** said that he thought it was a pity that the peer group had little to do with the business in which Nutreco was engaged.

Mr **J.M. de Jong** said that the manner in which the peer group had been created had been explained in detail in 2005.

The Chairman observed that there were no further questions and asked the shareholders to move to a vote. **The Chairman** observed that the meeting had endorsed this agenda item by 12,829,388 votes in favour, 2,323 votes against and 3,910,598 abstentions.

8. Appointment of KPMG Accountants N.V. as external auditor

The Chairman stated that, on the recommendation of the Audit Committee, it was being proposed to appoint KPMG Accountants N.V. as external auditor of the Company for a term that would expire at the close of the 2009 financial year. **The Chairman** explained that approval is usually requested for the current year. There were disadvantages to this, however, in the event no approval were to be given in the current year. For this reason Nutreco, as at previous meetings, was now requesting approval for 2009. KPMG Accountants N.V. would be represented on this assignment by Mr Rob Kreukniet as the responsible partner.

The Chairman asked whether there were any questions about the appointment of KPMG Accountants N.V. as the external auditor of the Company. **The Chairman** observed that there were no questions and asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had appointed KPMG Accountants N.V. as external auditor of the Company for a period that would expire at the close of the 2009 financial year by 16,738,044 votes in favour, 2,028 votes against and 1,203 abstentions.

9. Proposal to use English as the sole language for the publication of the Annual Report, the Annual Accounts and of the other regulated information over the year 2008 and following

The Chairman explained that this item on the agenda related to the use of English as the sole language for publication of the annual report and the annual accounts as well as the other regulated information on 2008 and the following years. This would represent a significant easing of the cost burden and overheads for the Company. He said that Nutreco was active worldwide and the spread of share ownership was international. He also stated that English was generally accepted as the working language in international trade.

It was proposed that the resolution be approved which would allow the Company to publish the annual report and the annual accounts as well as the other regulated information, such as the half-year financial results, for example, in English only with effect from the reporting in 2009 on financial year 2008. **The Chairman** also informed the meeting that it cost a lot of money to have information which had been drafted in Dutch and English checked in terms of content. He stated that it was sensible to make a choice between either Dutch or English. As English was essential in the international environment in which Nutreco operated, the proposal was to opt for English. He also noted that the annual meeting, however, would nonetheless continue to be held in Dutch. An extract from the annual report would be made available in Dutch.

Mr **Koster** wondered how much money could actually be saved if this proposal were to be approved.

The Chairman believed that several hundreds of thousands of euros could be saved. In addition, the Executive Board, the Supervisory Board and several members of management staff would no longer have to deal with information in both Dutch and English.
Furthermore, **the Chairman** stated, this was increasingly becoming common practice among Dutch listed companies. He also stressed once again that a Dutch extract from the annual report would still be available.

Mr **Koster** understood the argument about cost savings, but he stated that this meeting was largely attended by elderly people not all of whom had an equal or thorough command of the English language.

The Chairman stressed once again that a summary of important items would be available in Dutch. **The Chairman** then observed that there were no further questions and asked the shareholders to proceed to voting. **The Chairman** concluded that the meeting had endorsed this agenda item by 16,733,791 votes in favour, 7,016 votes against and 1,552 abstentions.

10. <u>**Authorisation to issue shares and to restrict or exclude pre-emption rights**</u>

10.1 <u>**Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to subscribe for shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months**</u>

The Chairman stated that, in accordance with article 8 of the Company's Articles of Association, the meeting was being requested to grant authorisation to the Executive Board, subject to the approval of the Supervisory Board, to adopt resolutions to issue shares up to the maximum number of shares represented by the Company's authorised capital and to grant rights to subscribe to shares. For the issue of ordinary shares, the authorisation would be restricted to 10% of the ordinary shares in issue at the time such authorisation was granted, which percentage would be increased to 20% in the event of a merger or acquisition. This authorisation was being requested partly in order to enable the Executive Board to respond in a timely and flexible manner with regard to the Company's financing. In accordance with current practice based on the Dutch Corporate Governance Code, the term of the authorisation being requested would be 18 months commencing after approval of the proposed resolution. **The Chairman** commented that this proposal appeared on the agenda of the meeting each year.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had adopted this item on the agenda by 12,524,533 votes in favour, 4,218,293 votes against and 87 abstentions.

10.2 <u>**Proposal to designate the Executive Board as the corporate body authorised – subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months**</u>

The Chairman stated that, in accordance with article 9 of the Company's Articles of Association, the meeting was being requested to designate the Executive Board as the authorised body – subject to the approval of the Supervisory Board – to resolve to restrict or exclude the preferential subscription right to shares in accordance with Section 96 of Book 2 of the Dutch Civil Code. In accordance with the proposal under 10.1 such designation would be restricted to a period of 18 months. **The Chairman** remarked that for this proposal to be adopted, a majority of at least two-thirds of the votes cast was required if less than 50% of the issued capital was represented at the meeting. If half or more was present or represented, a simple majority would suffice. **The Chairman** stated that two-thirds of the votes present were needed to adopt the proposal.

The Chairman gave the floor to Mr **Van Keimpema**.

Mr **Van Keimpema** said that he regretted the fact that the current shareholders were being harmed in this manner. He stated, further, that the VEB would vote against this proposal.

The Chairman said that it was practical to grant this authorisation to the Executive Board and that this had been standard practice at Nutreco for many years.

As there were no further questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had adopted this item on the agenda by 12,441,924 votes in favour, 4,299,750 votes against and 680 abstentions.

11. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

11.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months

The Chairman explained that, in accordance with article 10 of the Company's Articles of Association, the meeting was being requested to grant the Executive Board authorisation, subject to approval from the Supervisory Board and without prejudice to the provisions of Section 98 of Book 2 of the Dutch Civil Code, to acquire ordinary shares and Cumulative Preference A shares representing a maximum of 10% of the issued share capital of the Company. As regards the ordinary shares, authorisation was being requested to acquire the ordinary shares for a price, per ordinary share, between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on the stock exchange operated by Euronext Amsterdam N.V. during the five days of trading preceding the acquisition. This authorisation to purchase shares, subject to the approval of the Supervisory Board, would give the Executive Board the flexibility to meet obligations concerning share-related remuneration schemes or otherwise.

As regards the Cumulative Preference A shares, authorisation was being requested to acquire Cumulative Preference A shares for a price, per Cumulative Preference A share, between the nominal value of the Cumulative Preference A shares and the net asset value, increased by the discounted value of the return still payable in accordance with article 29.1 of the Company's Articles of Association until 30 December 2010, and the costs incurred in connection with the acquisition. The term of the authorisation being requested is 18 months commencing after approval of the proposed resolution.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved this item on the agenda by 16,739,558 votes in favour, 996 votes against and 507 abstentions.

11.2 Proposal to cancel Cumulative Preference A shares

The Chairman explained that, if and to the extent that Cumulative Preference A shares had been acquired pursuant to a resolution which had been passed in accordance with agenda item 11.1, the meeting was being requested to grant approval for the withdrawal of the Cumulative Preference A shares which had thus been purchased in accordance with the law and article 11 of the Company's Articles of Association, and hence for a reduction in the issued capital of the Company. Therefore, if the shares were purchased, it was intended to effect a reduction in the issued capital.
In accordance with the provisions of article 11 of the Company's Articles of Association, the meeting of holders of Cumulative Preference A shares had been requested to grant its approval, prior to the 2008 AGM, for the proposal to withdraw those Cumulative Preference A shares. This meeting of holders of Cumulative Preference A shares had been held on 14 April 2008, and had approved this proposal. **The Chairman** stated that the withdrawal of those Cumulative Preference A shares would become effective once the resolution to effect withdrawal had been filed at the office of the Trade Register and two months had elapsed since the publication of the resolution to effect withdrawal in a national daily newspaper, provided that the creditors had not lodged any objection to such resolution within the aforementioned period.
The Chairman announced that this proposal required a majority of at least two-thirds of the votes cast if less than 50% of the Company's capital was represented. The latter was the case, and a two-thirds majority of the votes cast was therefore required.

The Chairman concluded that there were no questions and asked the shareholders to proceed to voting. **The Chairman** concluded that the meeting had approved this item on the agenda by 16,738,303 votes in favour, 806 votes against and 810 abstentions.

12. Communications and questions

The Chairman reminded the meeting that those entitled to attend could obtain a card at the information desk which could be used to indicate whether they wished to receive, among other things, the minutes of this meeting. **The Chairman** invited the meeting to fill in this card and hand it in at the information desk or send it to the Company.

The Chairman inquired whether any shareholders still wished to take the floor.

Mr Dirkse took the floor and wondered why a fish feed office was located in the northern North Sea.

The Chairman gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** said that this office was located on the Faroe Islands and was a sales office. He went on to state that a plant had also been built above the Arctic Circle, in Stokmarknes on the Lofot Islands.

The floor was then taken by Mr **Overdevest**. He said that he hoped very much that Nutreco would continue to focus on sustainable production. He also wondered whether Nutreco was not concerned that in future there would be no more fish left in the world's seas.

The Chairman gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** said that Nutreco would certainly focus more on sustainability. He stated further that he would also examine how the focus on sustainability would be reported in future. He then responded to the comment about the possibility that in future the world's seas would be empty of fish. He stated that MSI, an initiative of Unilever and the Worldwide Fund for Nature, had resulted in certification of the fishing industry. MSI was now also being used by Nutreco in order to examine whether Nutreco's raw materials could also be awarded a similar certificate.

The Chairman concluded that there were no further questions and thanked all those present for attending and for their interest in this Annual General Meeting of Shareholders of Nutreco Holding N.V. **The Chairman** informed everyone that light snacks and beverages were now available. A small gift would be offered in exchange for the card that everyone received upon entry.

13. Closing

The Chairman closed the meeting at 05.45 p.m.

R. Zwartendijk
Chairman

B. Verwilghen
Company Secretary

Nutreco Holding N.V.

Annual General Meeting of shareholders


Compound feed
Compound feed
Trouw Nutrition
HENDRIX
UTD
NANTA

Amsterdam, the Netherlands I 15 April 2008

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

1. Opening

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2007

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

3. Report of the Executive Board for the financial year 2007

nutreco

Content

- **Financial results 2007**
- **Global market developments**
- **Doubling EBITA; balancing the growth to 2010**
- **Strategic agenda 2008**

nutreco

Excellent 2007 results and integration acquisitions on track

- Revenue up 33% exceeding EUR 4 billion with strong organic growth in all businesses
- Operating result from continuing operations (EBIT) up by 32%
- Integration of BASF-premix businesses and Maple Leaf Animal Nutrition on schedule
- Nutreco Sourcing Initiative established and starting to deliver
- Capital structure optimised by EUR 392 million acquisition financing and EUR 171 million capital repayment
- Progress in 2007 confirms Nutreco's ability to meet 2010 target to double 2006 EBITA

nutreco


Revenue development
EUR x million
Organic +22%
Volume +10%
305
Price +12%
375
-31
Currency effects -1%
Acquisitions +11%
341
3,031
4,021
2006
2007
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Revenue by region and segment
Revenue by segment (EUR 4,021 million)
Meat 22%
Fish Feed 30%
Animal Nutrition 48%
EBIT by segment* (EUR 173 million)
Fish Feed 41%
Meat 13%
Animal Nutrition 46%
* excl. corporate
Revenue - Animal Nutrition (EUR 1,949 million)
EU 73%
Other Europe 6%
Rest of world 1%
Asia Pacific 4%
South America 1%
North America 15%
Revenue - Fish Feed (EUR 1,193 million)
South America 20%
North America 8%
Asia Pacific 7%
Rest of world 1%
EU 21%
Other Europe 43%
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Compound feed Europe



EUR million	2007	2006	Δ %
Revenue	**1,031.8**	**770.5**	**33.9%**
EBITA*	**37.9**	**25.3**	**49.8%**
Operating result (EBIT)*	**37.0**	**24.8**	**49.2%**
EBITA / Revenue	**3.7%**	**3.3%**	
Capital employed (Avg.)	**92.4**	**74.3**	
ROACE (EBITA/ACE)	**41.0%**	**33.8%**	

Operational developments:

- Price-effect on revenue due to passing on higher material costs +22%
- Volume growth and increase of market share in the Netherlands and high pig feed sales in Spain
- Successful turn-around in Benelux initiated in 2006 contributed to higher result

* before exceptional items

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Premix and speciality feed



EUR million	2007	2006	Δ %
Revenue	**749.2**	**551.7**	**35.8%**
EBITA*	**38.7**	**28.0**	**38.2%**
Operating result (EBIT)*	**37.2**	**27.0**	**37.8%**
EBITA / Revenue	**5.2%**	**5.1%**	
Capital employed (Avg.)	**178.5**	**132.7**	
ROACE (EBITA/ACE)	**21.7%**	**21.0%**	

Operational developments:

- Strong organic growth in revenue; sales volume +7%, prices +6%)
- Acquisitions performed well and accounted for 22% increase in revenue (Sloten, BASF-premix)
- Higher results due to organic growth, better product mix and restructuring

* before exceptional items

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Animal Nutrition Canada

EUR million	2007
Revenue	167.5
EBITA*	9.2
Operating result (EBIT)*	6.5
EBITA / Revenue	5.5%
Capital employed (Avg.)	270,7
ROACE (annualized)	8.2%

Operational developments:

- Results are consolidated since 20 July 2007
- Challenging swine feed market due to low pig prices
- Dairy and poultry feed business performed well

* before exceptional items

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Fish feed

EUR million	2007	2006	Δ %
Revenue	1,192.9	990.8	20.4%
EBITA*	71.0	68.1	4.3%
Operating result (EBIT)*	70.2	67.0	4.8%
EBITA / Revenue	6.0%	6.9%	
Capital employed (Avg.)	232.2	194.4	
ROACE (EBITA/ACE)	30.1%	33.9%	

Operational developments:

- Higher sales volumes in all species accounted for 15% in revenue growth
- Higher raw material prices added 7% to increase in revenues
- Significant growth salmon feed sales in Norway; lower growth in Chile due to health challenges (ISA-virus)
- Strong growth of fish feed for other species (23% of total revenue)

* before exceptional items

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Meat and other



EUR million	2007	2006	Δ %
Revenue	**879.7**	**718.3**	**22.4%**
EBITA*	**22.3**	**15.4**	**44.8%**
Operating result (EBIT)*	**21.8**	**15.3**	**42.5%**
EBITA / Revenue	**2.5%**	**2.1%**	
Capital employed (Avg.)	**148.1**	**52.5**	
ROACE (annualized)	**24.3%**	**30.0%**	

Operational developments:

- Strong performance SADA poultry business in Spain due increase in demand, more value added products and higher sales prices
- Pig integration business in Spain affected by lower pig prices
- Pharma egg and poultry hatchery business in Canada contributed well since acquisition on 20 July; EUR 40 million revenues, EBITA >5%

* before exceptional items

nutreco

Net result and EPS



EUR million	2007	2006	Δ %
EBITDA	**197.1**	**155.5**	**26.8%**
Depreciation	**41.9**	**39.8**	
EBITA	**155.2**	**115.7**	**34.1%**
Amortization	**6.2**	**2.4**	
EBIT from continuing operations	**149.0**	**113.3**	**31.5%**
Net financing costs/income	**-10.1**	**7.6**	
Share in results of associates	**0.8**	**0.5**	
Income tax expense	**-26.4**	**-16.1**	
Profit for the period continuing operations	**113.3**	**105.3**	**7.6%**
Discontinued operations	**7.4**	**415.2**	
EPS continuing operations	**3.24**	**3.05**	**6.2%**
EPS total Nutreco	**3.46**	**15.18**	
Number of shares outstanding (avg.)	**34,317**	**34,209**	

nutreco

Balance sheet

EUR million	31-12-07	31-12-06
Fixed assets	429	281
Intangible assets	319	91
Other non-current assets	95	82
Inventories	342	235
Trade receivables	585	437
Other current assets	15	94
Cash & cash equivalents	208	579
Total	1,993	1,799
Net working capital	177	67
Net cash (debt)	-290	237

EUR million	31-12-07	31-12-06
Equity	651	750
Interest bearing debt	498	342
Provisions	35	27
Trade payables	750	605
Other Liabilities	59	75
Total	1,993	1,799

nutreco

Global market developments

nutreco

Growth in a fast changing environment...
Opportunities & Challenges

- Population growth from 6.6 to 9.2 bln in 2050
- Urbanisation
- Income growth
- Food consumption growth
- Biodiversity
- Climate Change
- Sustainability
- Feed, Food, Fiber & Fuel

Per capita consumption in 2005

	USA
Meat	92 kg
Seafood	7 kg
Milk	272 kg
Eggs	254 in no

(Source: USDA)



nutreco

Rising raw material prices for animal feed



USD/MT
500
450
400
350
300
250
200
150
100
50
0
Soybeans (US No.1, Yellow, US Gulf)
Wheat (US No.2, Hard Red Winter ord. Prot, US Fob Gulf)
Maize (US No.2, Yellow, U.S. Gulf)
2002
2003
2004
2005
2006
2007

Average price 2007 vs 2006
Soybeans: +39%
Wheat: +32%
Maize: +34%

nutreco

Source: FAO

Higher fishmeal and fish oil prices



USD/MT
Peruvian Fish Oil (Omega) FOB
Peruvian Fish Oil (Aqua) FOB
Peruvian Fishmeal FOB
2250
2000
1750
1500
1250
1000
750
500
250
0
2002
2003
2004
2005
2006
2007
2008

Average price 2007 vs 2006
Peruvian fishmeal: -5%
Peruvian fish oil (aqua): +31%

nutreco

World feed consumption of farmed Atlantic and Pacific salmon 1998 - 2007



Million MT
3.0
2.5
2.0
1.5
1.0
0.5
0
Average yearly growth 8.7%
In 2007 Skretting reached a milestone of 1 million tonnes salmon feed
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

nutreco

Source: Skretting

Doubling EBITA balancing the growth to 2010





nutreco

Nutreco – Where we have come from

Public company

- Acquisition BASF premix & MLAN **2007**
- Rebalancing for growth **2004**
- Acquisition of Hydro Seafood **2000**
- Acquisition of Marine Harvest **1999**
- Acquisition of UTD / formation Hendrix Meat Group **1998**
- IPO on Amsterdam Stock Exchange **1997**

Private equity

- **1994-97** Formation of **Nutreco**

Part of BP Nutrition

- **1991-94** BP Nutrition divestment process
- **1988** Trouw Chile (fish feed)
- **1975** Formation of BP Nutrition

Family business

- **1968** Nanta (compound feed)
- **1951** Euribrid (breeding)
- **1937** Hendrix (compound feed)
- **1931** Trouw (premix & fish feed)
- **1899** Skretting (fish feed)

nutreco

Rebalancing for Growth

2003	
Fish & Meat	50% of sales 60% of CE
Feed	50% of sales 40% of CE

Rebalancing for Growth →

2007	
Meat	16% of CE
Feed	78% of sales 84% of CE

Total proceeds 'Rebalancing' EUR 1.2 billion

Total spend 2005-2007 EUR 1.1 billion


Superdividend and capital remittance 45%
Acquisitions 48%
Share repurchase 7%

nutreco

Acquisition BASF premix businesses

- Acquisition of BASF vitamin blends, premix and base mix businesses in 8 countries
  - Creates momentum for further growth in Americas (USA, Mexico, Guatemala), Asia (China and Indonesia)
  - Strengthens leading Western European positions (UK, Italy) and Central European business (Poland)
- Nutreco is the global No.2 in premix industry
- After integration and transformation the acquired BASF businesses will contribute EUR 10 million EBITA in 2009
- Total consideration EUR 60 million including additional investments and integration costs of EUR 8-10 million charged to the results in 2007 (EUR 4 million) and in 2008

nutreco

Acquisition Nutreco Canada



- Acquisition of animal nutrition business in Canada from Maple Leaf Foods Inc.
  - Market leader in animal nutrition technology with a market share of 23% in Canada
  - 8% market share in dairy cow feed market in New York state
- Nutreco's largest acquisition in animal nutrition
- Well-known brands Shur-Gain and Landmark Feeds
- Consolidated from 20 July, 2007
  - Total revenue contribution in 2007: EUR 209 million with EUR 12 million EBITA
- Platform to further expand in North America

nutreco

Other acquisitions in 2007 & 2008

- **Expansion fish feed business in new markets**
  - Silver Cup fish feed in US with strong positions in trout
  - Strengthen market position in Japan and Asia-Pacific
    - Acquisition Marine Net production facilities (yellowtail, red sea bream)
- **Strengthen current market positions in Animal Nutrition**
  - Acquisition Copaga in Spain
  - Interkim premix business in Turkey (51%)
  - Remaining 40% share in Tenusa, Mexico
- **M&A focus on feed specialties and fish feed**

nutreco



Nutreco's market positions

Global animal feed market is fragmented
- World top 10 together have 13% market share
- Nutreco ranks the 5th in animal feed production worldwide

Further consolidation in compound feed industry
- Market share Nutreco: Canada 23%, Spain 11%, Netherlands 13%, Belgium 8%

Premix and speciality feed market more consolidated
- Top 5 in the world have 50% market share
- Trouw Nutrition is a leading global player: No. 2 in the world

Global salmon feed market is concentrated: Top 3 >90%
- Skretting No. 1 in salmon feed with approx. 40% market share
- Leading in fish feed for other species in developed markets

nutreco

* Including MLAN en BASF



Top 10 animal nutrition producers worldwide

Top 5 animal nutrition companies supply less than 10% of global market volume (680 million MT)

Company	Headquarters	Compound feed and premix 2007 (mil MT)
1. Cargill / Agribrands	USA	16.8
2. Charoen Pokphand	Thailand	14.9
3. Land O'Lakes Purina	USA	12.0
4. Tyson Foods	USA	10.1
5. Nutreco	Netherlands	8.0
6. Zen-noh Co-operative	Japan	7.8
7. AB Agri	UK	4.6
8. Ucaab Co-operatives	France	4.0
9. Smithfield	USA	3.6
10. Sadia	Brazil	3.5

nutreco

Source: Feed International Oct/Nov 2007

Know-how to feed



GLOBAL PRESENCE
TRANSPARENCY & CSR
FEED-TO-FOOD QUALITY
R&D AND INNOVATION
KNOWLEDGE OF THE FOODCHAIN
CUSTOMER FOCUS

nutreco

Feed-to-Food Quality and Safety

Trends

- Global sourcing of feed ingredients → New feed-food safety risks (e.g. melamine issue)
- 1 part per billion measurable
- Precautionary principle
- Risk management - what is safe?

Nutreco Global activities

- ***Nutrace®*** - Nutreco's overall approach to Feed and Food Safety and Quality
- ***Greenline*** - Natural alternatives for Anti Microbial Growth Promoters by Trouw Nutrition

nutrace

Greenline within





nutreco

Improving sustainability in fish feeds

- **Skretting Aquaculture Research Centre (ARC)**
  - > 20 years R&D experience to identify sustainable alternatives to fishmeal and fish oil
  - Alternative raw materials implemented without compromising quality and health aspect
- **ARC participates in EU AquaMax project**:
  - 32 partners in 14 countries investigating effects of low fishmeal levels
- **Skretting managed a significant reduction in fishmeal and fish oil**



nutreco

Proportion of fishmeal and fish oil



Marine products accounted for 64% of total volume in 2004
22%
42%
18%
39%
16%
34%
16%
30%
Others
Fish oil
Fishmeal
Reduced to 46% in 2007
2004
2005
2006
2007

nutreco

Source: Skretting

Nutreco Sourcing Initiative ('NSI')

The Nutreco Sourcing Initiative enables Nutreco to:

- offer the best product propositions to our customers in times of scarcity of raw materials i.e. feed phosphates, vitamins and fish oil
- maximize buying power by combining knowledge and experience
- establish strategic partnerships with our suppliers
- contribute EUR 10 million to the EBIT in 2008 and EUR 25 from 2009 onwards

Main achievements in 2007:

- Establishment of procurement organisation and systems
- First benefits of strategic sourcing projects related to vitamins, vegetable proteins and amino acids
- Supporting acquisition integration projects (BASF/Nutreco Canada)
- Building Nutreco Chinese/Asian sourcing team

nutreco

10 year revenue development



Revenues (EUR million)
2,193
2,465
2,601
3,126
3,835
3,810
3,674
3,269
2,774
3,031
4,021
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

Note: Continuing operations in 2005-2007

nutreco

10 year EBITA and EBITA-margin



EBITA (EUR million), EBITA margin (%)
3.1%
3.3%
3.7%
4.4%
4.6%
3.6%
3.2%
3.2%
4.2%
3.8%
3.9%
68
82
97
136
177
139
118
106
116
116
155
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

Note: Continuing operations in 2005-2007

nutreco

10 year net results and EPS



1.75
2.11
2.96
3.06
2.32
1.91
2.29
2.63
3.05
3.24
34
47
60
86
87
63
51
78
134
93
519
105
119
113
-142
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

- EPS before goodwill amortization and from continuing operations in 2005-2007
- 2003 net result before impairment of goodwill (EUR 193 million) EUR 51 million, including impairment EUR -142 million
- In 2005, 2006 and 2007 the net results of continuing operations are EUR 93, 105 and 113 million, respectively. Including results and gain on sale of discontinued operations, the net results are EUR 134, 519, 119 million, respectively.

nutreco

Doubling EBITA towards 2010


M&A
€ 25 Mio organic
€ 15 Mio acquisitions
Organic growth
• BASF premix
• Nutreco Canada
• Interkim
• Copaga
• Marine Net
• Silver Cup
• Market growth
fish feed >5%
animal feed 2-3%
• NSI
2008 € 10 Mio
2009 € 25 Mio
• Innovation
115
155
230
2006
2007
2010

nutreco

Strategic agenda 2008

- Strengthen market positions in feed specialties and fish feed by organic growth and acquisitions
- Execute the integration of the BASF premix businesses and Animal Nutrition Canada
- Further improve sustainability and feed-to-food quality and safety
- Nutreco Sourcing Initiative will contribute EUR 10 million to operating result

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

4. Annual Accounts 2007

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

4.1 Adoption of the Annual Accounts

nutreco

4.2 Dividend proposal

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

5. Corporate Governance: summary of the Corporate Governance policy

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

6. Discharge

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

6.1 Discharge of the Executive Board for the conduct of the business

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

6.2 Discharge of the Supervisory Board for its supervisory duties

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

7. Remuneration

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

7.1 Executive Board: vesting of the performance shares granted in 2006

nutreco

7.1 Executive Board: vesting of performance shares granted in 2006



- Sale of Marine Harvest resulting in nearly halving the Company
- Interim LTI plan 2006 as approved at the AGM of 18 May 2006
  - Grant of 30,000 shares to the CEO and 20,000 to each of the COO and the CFO
  - Vesting after 2 years
  - Performance/retention element:
    - Retention: employed with the Company after 2 years
    - Performance: qualitative targets related to the finalisation of the 'Rebalancing for Growth' strategy, definition of new strategy and start of its implementation
  - The Supervisory Board will report on the realisation of the performance targets
  - 5 year lock-up of the shares following vesting (allowance to sell shares as necessary to satisfy taxes)

nutreco

7.1 Executive Board: vesting of performance shares granted in 2006

- Realisation
  - Successful closing of the sale of the 75% participation in Marine Harvest
  - Investigation of acquisitions
    - One big acquisition, or
    - Different medium sized acquisitions, or
    - A greater number of small acquisitions
  - All options were investigated, which resulted in:
    - 2 medium sized acquisitions (MLAN-Canada and BASF premix plants in 8 countries)
    - Smaller acquisitions in fishfeed (Japan, USA) and in the premix business (Turkey and Mexico)

nutreco

7.1 Executive Board: vesting of performance shares granted in 2006

- Furthermore:
  - Investments in existing facilities
  - Restructuring of the share capital (superdividend EUR 9 per share and capital reimbursement of EUR 5 per share, buy-back of own shares for ca. EUR 67 million)
- Actions undertaken resulted in sales from continuing operations of more than EUR 4 billion with an EBITA of EUR 155 million. Prior to the sale of Marine Harvest, this amounted to EUR 3.2 billion and an EBITA of EUR 112 million
- The employment condition of 2 years will be satisfied on 18 May 2008
- Conclusion of the Supervisory Board: vesting of the 2006 performance shares as follows:
  - To the CEO: 30,000 shares
  - To each of the COO and the CFO: 20,000 shares
- Lock-up restriction of 5 years from vesting with an allowance to sell shares as needed to satisfy the tax obligations following vesting of the shares

nutreco

7.1 Executive Board: remuneration at median level of the market

- The Company policy is to remunerate at the median level of the market
- A benchmarking study by an external consultant showed deviations from the median level
- The Supervisory Board approved the following adjustments:
  - Increase of the maximum bonus level of 75% of the annual salary for the CEO to 90%, and from 60% to 75% for the COO and the CFO
  - Reduction of the annualised economic value of the performance shares to be granted on the basis of the approved LTI plan from 100% of the annual salary to 85% for the CEO and from 95% of the annual salary to 80% for the COO and the CFO
- Each year a benchmarking study by an external consultant will ensure conformity with the policy to remunerate at median level of the market

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

7.2 Executive Board: introduction of a new salary peer group

nutreco

7.2 Executive Board: introduction of a new salary peer group

- The remuneration of the Executive Board is based on the median level of the market
- The term 'market' is determined with reference to a peer group. This peer group has been approved at the 2005 AGM and was adapted for companies which were no longer listed at the AGM of 2006
- The current peer group consists of 11 companies: Corporate Express, CSM, Hagemeijer, Océ, Numico, Randstad, Stork, Vedior, SBM Offshore, Wessanen and Wolters Kluwer. 4 companies are AEX listed, 7 are part of the AMX
- The following companies have, or are due, to disappear from this peer group: Hagemeijer, Numico, Stork and Vedior
- For this reason it is proposed no longer to have a peer group consisting of named companies, but to re-define the peer group

nutreco

7.2 Executive Board: introduction of a new salary peer group

- New peer group
  - 7 lowest ranking AEX companies based on size
  - 8 highest ranking AMX companies based on size
  - Excluding financial institutions and real estate companies
- Result
  - Until now individual changes in the peer group led to the requirement of a shareholders resolution. With the new peer group a change in the underlying companies of the peer group will be made automatically
  - The re-definition has nearly no effect on the remuneration level

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

8. Appointment of KPMG Accountants N.V. as external auditor

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

9. Proposal to use English as the sole language for the publication of the Annual Report, the Annual Accounts and of the other regulated information over the year 2008 and following

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

10. Authorisation to issue shares and to restrict or to exclude the pre-emption rights

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

10.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to subscribe for shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

10.2 Proposal to designate the Executive Board as the corporate body authorised - subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

11. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

11.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

11.2 Proposal to cancel Cumulative Preference A shares

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
15 April 2008

12. Communications and questions

nutreco

Nutreco Holding N.V.

Annual General Meeting of shareholders



Fish feed
Compound feed
Compound feed
Trouw Nutrition
HENDRIX
UTD

Amsterdam, the Netherlands I 15 April 2008

nutreco

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Notulen van de Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V. d.d. 15 april 2008

De conceptnotulen van de Algemene Vergadering van Aandeelhouders d.d. 15 april 2008 zijn gepubliceerd op 10 juli 2008.
De notulen zijn goedgekeurd op 15 oktober 2008.

Notulen van het verhandelde in de te Amsterdam, in het NH-Barbizon Palace Hotel, op 15 april 2008 gehouden Algemene Vergadering van Aandeelhouders ("AVA") van de te Boxmeer gevestigde naamloze vennootschap: Nutreco Holding N.V. (de "Vennootschap")

1. <u>Opening</u>

De Voorzitter van de Raad van Commissarissen van de Vennootschap, de heer **R. Zwartendijk**, treedt op als Voorzitter van de vergadering en opent de jaarvergadering om 14.30 uur. Hij heet de aandeelhouders, de externe accountant van KPMG Accountants N.V., vertegenwoordigd door de heren R. Kreukniet en M. Regouw en tevens de genodigden en een delegatie van de centrale ondernemingsraad, die als toehoorders de vergadering bijwonen, van harte welkom.

De Voorzitter merkt op dat hij als voorzitter van de Raad van Commissarissen het genoegen heeft deze vergadering voor te zitten. **De Voorzitter** deelt mee dat bij hem aan tafel hebben plaatsgenomen de leden van de Raad van Bestuur, de leden van de Raad van Commissarissen en de Secretaris van de Vennootschap.

De Voorzitter wijst als secretaris van deze vergadering aan de heer **B. Verwilghen**, Secretaris van de Vennootschap. Tevens vermeldt **de Voorzitter** dat de notulering van deze vergadering wordt waargenomen door mevrouw mr **M.H. Legein**, van het kantoor De Brauw Blackstone Westbroek N.V.

De Voorzitter vermeldt dat deze vergadering ten behoeve van de notulering op beeld- en geluidsband wordt opgenomen en voorts dat er simultaanvertaling naar het Engels is voor degenen die dit wensen. De vergadering is ook via internet op de website van de Vennootschap te volgen. Vervolgens deelt **de Voorzitter** mede dat ook dit jaar met elektronische stemkastjes gewerkt zal worden voor die punten van de agenda waarover gestemd moet worden. Het functioneren van deze stemkastjes zal worden toegelicht voordat de eerste stemming plaatsvindt.

De Voorzitter constateert dat de uitnodiging en de agenda voor deze vergadering op 17 maart 2008 zijn gepubliceerd in Het Financieele Dagblad en de Officiële Prijscourant. De agenda, het jaarverslag met de jaarrekening 2007, en de toelichting op de agenda, zijn ter inzage gelegd en kosteloos verkrijgbaar gesteld bij het kantoor van de Vennootschap en het kantoor van Rabo Securities te Utrecht en werden kosteloos toegestuurd aan aandeelhouders die om toezending hadden verzocht. Tevens werden deze stukken in het Nederlands en het Engels beschikbaar gesteld via het internet op de website van de Vennootschap.

De Voorzitter merkt op dat van aandeelhouders met een belang van meer dan 1% van de Gewone Aandelen die ten minste een waarde van EUR 50 miljoen in gewone aandelen vertegenwoordigen, geen verzoek tot agendering van bijkomende punten werd ontvangen.

De Voorzitter deelt mede dat, zoals de vorige jaren het geval was, de Raad van Bestuur ook nu heeft geopteerd voor de mogelijkheid tot het bepalen van een Registratiedatum. Hierdoor werden aandeelhouders in de mogelijkheid gesteld deel te nemen aan de vergadering indien zij op 25 maart 2008 geregistreerd stonden als aandeelhouders, zonder hiervoor hun aandelen te moeten blokkeren tot na afloop van de vergadering. Aanmelding voor het bijwonen van de vergadering was mogelijk tot 8 april 2008.

De Voorzitter meldt dat, conform de Nederlandse Corporate Governance Code, de notulen van de vorige AVA als concept binnen drie maanden na afloop van de AVA op de website werden geplaatst met de uitnodiging om binnen een periode van nogmaals drie maanden eventuele opmerkingen kenbaar te maken. Deze termijn is verstreken zonder dat opmerkingen werden ontvangen waarna, conform de statuten, de notulen werden vastgesteld. Tevens werden de vastgestelde notulen van de AVA op de website geplaatst. Een kopie hiervan werd toegestuurd aan de aandeelhouders die hierom hadden verzocht. Tevens liggen kopieën ter beschikking in de receptieruimte. De notulen van de Buitengewone Algemene Vergadering van Aandeelhouders ("**BAVA**"), gehouden op 24 mei 2007, werden binnen drie maanden na afloop van de AVA als concept op de website geplaatst met de uitnodiging om binnen een periode van wederom drie maanden eventuele opmerkingen kenbaar te maken. Deze termijn is verstreken zonder dat opmerkingen werden ontvangen waarna, conform de statuten, de notulen werden vastgesteld.

De Voorzitter constateert derhalve dat aan de wettelijke en statutaire bepalingen is voldaan en dat deze jaarvergadering bevoegd is rechtsgeldige besluiten te nemen terzake van alle in de agenda opgenomen voorstellen. **De Voorzitter** merkt op dat hij later tijdens de vergadering een overzicht zal voorlezen van het aantal aandelen dat op de vergadering vertegenwoordigd is.

Alvorens over te gaan tot behandeling van punt 2 van de agenda, vraagt **de Voorzitter**, ten behoeve van het goede organisatorische verloop van de vergadering, aandacht voor de volgende punten:

(i) Er is gelegenheid tot het stellen van vragen na de toelichting bij elk agendapunt. Zoals vorige jaren verzoekt hij de vertegenwoordigers van de Vereniging van Effectenbezitters ("**VEB**") of andere organisaties die de belangen van effectenbezitters waarnemen, het aantal vragen per interventie te beperken tot drie om ook de overige aandeelhouders de nodige ruimte te geven om aan het woord te komen.

(ii) **De Voorzitter** verzoekt verder degenen die vragen wensen te stellen dit duidelijk kenbaar te maken en, nadat hen het woord is gegeven, gebruik te maken van een van de daarvoor opgestelde microfoons. Met name ten behoeve van de verslaggeving is het van belang dat hierbij duidelijk de naam en de woonplaats, en voor zover nodig de organisatie die wordt vertegenwoordigd, wordt vermeld.

(iii) Ten slotte verzoekt **de Voorzitter** een ieder om mobiele telefoons uit te schakelen.

De Voorzitter laat weten dat er een stemkaartje is gevonden dat iemand blijkbaar verloren is bij het betreden van de ruimte en dat de eigenaar hiervan in de zaal moet zitten. De eigenaar van het stemkaartje meldt zich en neemt deze van **de Voorzitter** in ontvangst. **De Voorzitter** stelt voor om over te gaan tot behandeling van punt 2 van de agenda.

2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2007

De Voorzitter deelt mede dat, zoals weergegeven in het bericht van de Raad van Commissarissen op pagina's 77 en 78 van het jaarverslag, de Raad van Commissarissen in 2007 in een aantal formele, volgens rooster vastgelegde vergaderingen en in een aantal telefoonconferenties en tevens naar aanleiding van regelmatig informeel overleg, toezicht heeft uitgeoefend over de ontwikkelingen binnen Nutreco Holding N.V. en de activiteiten en vennootschappen van de Nutreco Groep in 2007.

De Voorzitter merkt op dat de belangrijkste onderwerpen die in 2007 aan bod kwamen in de vergaderingen van de Raad van Commissarissen met de Raad van Bestuur en waarover de Raad van Commissarissen toezicht uitoefende waren: de vennootschappelijke strategie en de implementatie hiervan door, met name, de acquisitie van de animal nutrition business van Maple Leaf Foods in Canada en van premix bedrijven van BASF in acht verschillende landen en de optimalisering van de vennootschappelijke balans die resulteerde in een terugstorting van netto EUR 5,-- per gewoon aandeel. **De Voorzitter** laat weten dat de Voorzitter van de Raad van Bestuur, de heer **W. Dekker**, nader op deze punten zal ingaan tijdens de toelichting op het verslag van de Raad van Bestuur.

De Voorzitter deelt mede dat de Raad van Commissarissen in zijn werkzaamheden wordt bijgestaan door het Audit Committee, samengesteld uit de heer **L.J.A.M. Ligthart** als voorzitter en de heer **J.A.J. Vink**, en door het Remuneration Committee, samengesteld uit de heer **J.M. de Jong** als voorzitter en de heer **Y. Barbieux** en **de Voorzitter** als leden. De gehele Raad van Commissarissen blijft verder als Selectie- en Benoemingscomité fungeren. In een deel van een vergadering van de Raad van Commissarissen eerder dit jaar werd ook tijd genomen voor een evaluatie van het eigen functioneren.

De Voorzitter geeft het woord aan de heer **L.J.A.M. Ligthart**, voorzitter van het Audit Committee, om het verslag van het Audit Committee te bespreken.

De heer **L.J.A.M. Ligthart** bedankt **de Voorzitter** en merkt op dat 2007 een uitstekend jaar was voor de Vennootschap. Tegelijkertijd was het ook een rustig jaar voor het Audit Committee omdat ze niet werd overvallen door allerhande nieuwe regels, zoals indertijd het geval was bij invoering van onder meer de IFRS regels en de Code Tabaksblat. De heer **L.J.A.M. Ligthart** geeft aan dat ondertussen de hele organisatie, met name de financiële organisatie, zich goed en professioneel heeft opgesteld en dat al die regels op een zeer voordelige wijze verwerkt zijn. Hij vertelt dat het Audit Committee veel aandacht besteedt aan control- en risk-management. Door de interne accountant wordt regelmatig over dit punt gerapporteerd. Dat professionals buiten de Vennootschap Nutreco vaak als voorbeeld gebruiken van een goede manier van rapporteren, vindt ook zijn neerslag in het jaarverslag. Hier is het Audit Committee zeer tevreden over, al blijft de Vennootschap zich richten op optimalisatie. Er zijn belangrijke programma's, zoals het Sourcing Initiative, die door het Audit Committee op de voet worden gevolgd om te zien wat er nog steeds beter kan – want het Audit Committee is natuurlijk niet snel tevreden. Vorig jaar was er een aantal speciale issues: desinvesteringen, en zowel grote als kleine acquisities. Met name de kleine acquisities krijgen extra aandacht van het Audit Committee omdat het vaak kleine organisaties in verre landen betreft waar de organisatie nog niet zo groot is en de organisatie niet zo'n duidelijk kritische massa heeft om alle functies op de voorgeschreven wijze te kunnen vervullen. Het Audit Committee moet aan deze punten dus extra aandacht besteden om de organisatie naar het goede niveau te brengen. Voor een goede professionele organisatie moet, in lijn met de strategie, in deze landen kritische massa worden opgebouwd. Vanuit de organisatie en het oogpunt van controle krijgt dit punt momenteel veel aandacht. Daarnaast geeft de heer **L.J.A.M. Ligthart** aan dat het Audit Committee zeer naar tevredenheid informatie heeft gekregen van de Raad van Bestuur waarmee uitstekend is samengewerkt. Goede samenwerking was er ook met de interne audit department en de externe auditor, KPMG. Er heerst een open sfeer waar de ruimte is om kritiek te uiten.

Deze kritiek wordt vervolgens opgepakt om zaken te verbeteren. Volgens de heer **L.J.A.M. Ligthart** voelt het Audit Committee zich hier goed bij. De heer **L.J.A.M. Ligthart** spreekt de hoop uit dat het jaar 2008 een even mooi jaar zal zijn als 2007. De processen en de onderliggende financiële functies zijn hiertoe in ieder geval uitgerust. De heer **L.J.A.M. Ligthart** dankt **de Voorzitter** voor het woord.

De Voorzitter dankt de heer **L.J.A.M. Ligthart** en alvorens **de Voorzitter** het woord geeft aan de heer **J.M. de Jong**, voorzitter van het Remuneration Commitee, laat **de Voorzitter** weten dat er na afloop van de presentatie van de heer **J.M. de Jong** gelegenheid zal zijn voor het stellen van vragen aan de heer **J.M. de Jong** en de heer **L.J.A.M. Ligthart**.

De heer **J.M. de Jong** dankt **de Voorzitter**. Hij geeft aan dat het Remuneration Committee in 2007 vier maal samenkwam. In de eerste en in de tweede vergadering werd de performance van de Vennootschap en van de Raad van Bestuur afgemeten aan de voor 2006 overeengekomen doelstellingen, werden de prestatiedoelstellingen voor 2007 vastgesteld en werd het nieuwe meerjarige stimuleringsplan vastgesteld om voorgelegd te worden aan de AVA van 2007, waar dat plan werd goedgekeurd. Op de derde vergadering werd het bezoldigingsbeleid van het topmanagement van de Vennootschap besproken. Op de laatste vergadering werd een door een externe adviseur opgesteld verslag over de remuneratie van de Raad van Bestuur besproken. De heer **J.M. de Jong** deelt mede dat volgens dit verslag afwijkingen bestonden tussen het goedgekeurde beleid van beloning op mediaanniveau en de actuele beloning, als gevolg waarvan de geannualiseerde waarde van de prestatiegebonden aandelen werd gereduceerd. Kortom, het deel van de bonus voor wat betreft de lange termijn werd gereduceerd en die van de korte termijn verhoogd. De heer **J.M. de Jong** verwijst voor een nadere toelichting naar pagina 57 van het jaarverslag. Ten slotte merkt de heer **J.M. de Jong** op dat het Remuneration Committee halfjaarrapporten ontving over de prestatie van de Raad van Bestuur, afgemeten aan het interim meerjarige stimuleringsplan 2006. Hij laat weten dat, later in deze vergadering, over bepaalde aspecten van het beloningsbeleid nadere toelichting zal worden verstrekt. Ook zal dan een voorstel tot invoering van een nieuwe salaris peergroup ter goedkeuring aan de vergadering worden voorgelegd.

De Voorzitter dankt de heer **J.M. de Jong** en herhaalt dat later tijdens de vergadering nog over de remuneratie zal worden gesproken. Vervolgens vraagt **de Voorzitter** of er vragen zijn voor de heren **Ligthart** en **De Jong**.

Er komt een vraag van de heer **Van Keimpema (VEB)**. Nadat hij van **de Voorzitter** het woord heeft gekregen, richt hij zich tot het Audit Committee. De heer **Van Keimpema** merkt op dat het Audit Committee zich met name zorgen maakt over kleine acquisities. Hij vraagt zich af in hoeverre het Audit Committee toezicht houdt op de integratie van IT systemen. Hij vraag zich af wat de stand van zaken in deze is en hoe het in dit verband is geregeld met de risicobeheersing.

De Voorzitter vraagt de heer **L.J.A.M. Ligthart** hierop te antwoorden. De heer **L.J.A.M. Ligthart** antwoordt dat het Audit Committee, naast control- en riskmanagement van het financiële systeem, drie jaar geleden eenzelfde programma heeft ingesteld (het andere programma was van vijf jaar geleden) om de IT infrastructuur te optimaliseren. Van dit programma ontvangt het Audit Committee halfjaarlijks rapportages, die ook worden bekeken door de externe accountant.

De heer **L.J.A.M. Ligthart** geeft aan dat het Audit Committee een beweging heeft waargenomen van decentrale naar meer centrale controle en inkijk. Uit de rapportages van externen heeft het Audit Committee begrepen dat het IT-systeem zich op een goed niveau bevindt, ondanks nieuwe ontwikkelingen en te implementeren platforms.

De heer **Van Keimpema** vraagt of wel voldoende vooruitgang wordt geboekt. De heer **L.J.A.M. Ligthart** erkent dat er in de IT continu nieuwe ontwikkelingen spelen. Daarom is er steeds aanpassing en controle nodig, zelfs als het systeem op niveau is. Volgens de heer **L.J.A.M. Ligthart** is er een goede voortgang en transformatie naar meer centrale sturing en eenduidigheid. Door het regelmatig uitvoeren van checks door de leiding van de centrale IT-afdeling, bestaat bij het Audit Committee het gevoel dat het systeem zich op het goede niveau bevindt. De heer **L.J.A.M. Ligthart** zegt dat hij niet denkt dat het IT-systeem het beste van de wereld is, maar in vergelijking met andere bedrijven is het op zeer goed niveau.

De heer **Van Keimpema** reageert hierop door te zeggen dat het antwoord van de heer **L.J.A.M. Ligthart** het belang van zijn vraag aangeeft. Volgens hem doen bij bedrijven die veel (des)investeren de problemen zich namelijk juist in de IT voor. Dit brengt grote risico's met zich mee. Hij vraagt zich dan ook af of er op dit punt voldoende controle is door het Audit Committee.

De heer **L.J.A.M. Ligthart** antwoordt dat er voor het uitrollen van de systemen naar de nieuwe acquisitie platforms zijn zodat dit vrij snel kan plaatsvinden zonder steeds alles opnieuw te moeten uitvinden. Ook wordt steeds meer een gezamenlijk en eenduidig platform gehanteerd. De heer **L.J.A.M. Ligthart** zegt dat hieraan bij de acquisities veel aandacht wordt besteed.

De heer **Van Keimpema** dankt de heer **L.J.A.M. Ligthart** en richt zich vervolgens tot het Remuneration Committee. De heer **Van Keimpema** vraagt welke controle de accountant uitoefent op de doelstellingen die gesteld zijn voor de bonussen.

De **Voorzitter** antwoordt dat de accountant oordeelt over de wijze waarop hij de controle doet. De accountant velt dus geen inhoudelijk oordeel. De **Voorzitter** geeft vervolgens het woord aan de heer **Kreukniet** om te vertellen over de wijze waarop renumeratiezaken worden gecontroleerd. De **Voorzitter** geeft daarbij aan dat de heer **Kreukniet** alleen zal praten over de financiële doelstellingen.

De heer **Kreukniet** neemt het woord. Ter introductie vertelt hij dat hij als accountant de rol heeft om de jaarrekening te controleren. Daarnaast kijkt de heer **Kreukniet** naar alle aspecten van de jaarrekening; in dat kader kijkt hij ook naar de beloning en alle daarbij behorende elementen. De heer **Kreukniet** vertelt dat hij, op verzoek van het Remuneration Committee, naast genoemde aspecten apart kijkt naar performance elementen in de bonusstructuur.
De heer **Van Keimpema** vraagt de heer **Kreukniet** of hij opmerkingen heeft op de performance elementen in de bonusstructuur.

De heer **Kreukniet** antwoordt hierop ontkennend.

De Voorzitter laat weten dat het voorgaande deel uitmaakt van de goedkeurende verklaring.

De Voorzitter dankt de heer **Van Keimpema** en informeert of er nog andere vragen zijn voor de heren **L.J.A.M. Ligthart** en **J.M. de Jong.** Aangezien er geen vragen zijn met betrekking tot dit agendapunt, stelt **de Voorzitter** voor om over te gaan tot behandeling van punt 3 van de agenda.

3. Verslag van de Raad van Bestuur over het boekjaar 2007

De Voorzitter stelt aan de orde het verslag van de Raad van Bestuur over het boekjaar 2007, zoals opgenomen op de pagina's 15 en volgende van het jaarverslag, en verzoekt de heer **W. Dekker** om een nadere toelichting op het verslag te geven.

De heer **W. Dekker** heet de vergadering welkom, ook namens zijn twee collega's van de Raad van Bestuur, de heer **C. van Rijn** en de heer **J. Steinemann.** De heer **W. Dekker** vertelt dat zijn presentatie over de financiële resultaten van 2007 uit vier delen zal bestaan: de marktontwikkelingen, de lange-termijndoelstelling, de verdubbeling van de EBITA in 2007 (zoals toegezegd in 2006) en de strategische agenda van 2008.

Evenals de heer **L.J.A.M. Ligthart** vertelt de heer **W. Dekker** dat 2007 qua resultaten een uitstekend jaar was voor Nutreco. Hij vertelt dat Nutreco daarnaast twee mooie acquisities heeft gedaan die momenteel volledig geïntegreerd worden. De heer **W. Dekker** vervolgt dat er een omzetstijging is gerealiseerd van 3 naar 4 miljard euro en dat het bedrijfsresultaat met 32% is gestegen. De twee acquisities, de Canadese acquisitie van Maple Leaf Animal Nutrition en acht premix fabrieken van BASF, zijn geacquireerd en het integratieproces is goed onderweg. Ook is een groot veranderingsproces begonnen rond sourcing. De heer **W. Dekker** geeft aan dat hij hier tijdens de bespreking van de marktontwikkelingen uitvoerig op zal terugkomen. Hij laat weten dat het Nutreco Sourcing Initiative een van de grootste veranderingsprocessen en verbeteringsprocessen in de historie van Nutreco is. De heer **W. Dekker** vervolgt dat de kapitaalstructuur is geoptimaliseerd. Er is voor 392 miljoen euro aan acquisities gedaan en er is 170 miljoen euro kapitaal terugbetaald aan aandeelhouders. In het licht van het resultaat en de verbeteringen in 2007 versus 2006, wordt hiermee bevestigd dat de doelstellingen worden gerealiseerd.

De heer **W. Dekker** vervolgt met de verdubbeling van het EBITA in 2010. Volgens hem zijn er drie grote bronnen voor de 1 miljard euro omzetgroei. Ten eerste is een derde deel geacquireerd. Ten tweede komt een derde deel voort uit toename van de volumes. En ten derde hebben de gestegen grondstofprijzen in de agrarische markten ook in een verhoging van de omzet geresulteerd omdat de grondstoffen duurder zijn geworden.

De heer **W. Dekker** vervolgt dat de activiteiten, die een bedrag van 4 miljard euro vertegenwoordigen, voor het grootste gedeelte voortkomen uit activiteiten in diervoeding (animal nutrition), gevolgd door visvoer en vlees. Aan het begin van de "Rebalancing for Growth" strategie was de doelstelling om minder afhankelijk te worden van vlees en vis. Deze strategie vindt ook haar weergave in de EBITA. Het grootste gedeelte hiervan komt nu van dier- en visvoer. Geografisch gezien, vindt de agrarische omzet nog steeds voornamelijk plaats in de Europese Unie. Dit verklaart waarom de acquisitie in Canada zo belangrijk is, namelijk om ook aan de andere kant van de oceaan een thuismarkt te creëren. De visvoeromzet vindt voornamelijk plaats in de grote landen Noorwegen en, buiten de Europese Unie, Chili. Deze omzet is geografisch dus anders verdeeld.

De heer **W. Dekker** vervolgt met een korte bespreking van Nutreco's activiteiten. Allereerst mengvoer in Europa. Nutreco heeft hier twee belangrijke posities ingenomen: Hendrix in Nederland en Nanta in Spanje. Er is een hele mooie stijging van het EBITA zichtbaar, die voornamelijk voortkomt uit de Nederlandse activiteiten – mede door de succesvolle reorganisatie van Hendrix. De heer **W. Dekker** zegt hier buitengewoon blij mee te zijn.

Hij vervolgt met het bespreken van premix en speciaalvoer. De EBITA heeft hier een grote sprong gemaakt. Dit kan worden verklaard door een organische groei en de beginnende bijdrages van de uitgevoerde acquisities. Premix en speciaalvoer zijn kernactiviteiten van Nutreco en ook een speerpunt voor verdere groei. De mooie cijfers over 2007 bevestigen dat. Een derde activiteit betreft diervoeding in Canada. De heer **W. Dekker** vertelt dat deze acquisitie is goedgekeurd in juni. Daarom is de helft van de omzet over 2007 in de consolidatie meegenomen. De activiteit diervoeding bestaat uit twee gedeeltes: diervoeding zoals hier besproken en levende have, die wordt gerapporteerd onder vlees en overige activiteiten. De omzetgroei van visvoer komt voornamelijk door een organische groei van 15%. De heer **W. Dekker** laat weten dat hij later op dit punt zal terugkomen. Hij merkt verder op dat het overgrote deel van de omzet nog steeds bestaat uit voer voor zalmkweek. De omzet van zalmvoer laat wederom een mooie organische groei zien. Tot slot, 300.000 ton van de 1,3 miljoen ton visvoer die Nutreco nu verkoopt, komt voort uit niet-zalmactiviteiten, zoals zeebaars, zeebrasem en andere vissoorten die gekweekt worden. De heer **W. Dekker** bespreekt verder vlees en overige activiteiten. Het betreft met name pluimvee; Nutreco is nog steeds de grootste pluimveeproducent in Spanje.
Hij vertelt dat in 2007 vrijwel alle markten in Europa hersteld zijn van het negatieve sentiment van consumenten rond de vogelpest. Voor de meeste Europese landen zal 2007 de boeken in gaan als een uitstekend jaar voor pluimveevlees. Als marktleider in Spanje heeft Nutreco hier volop van geprofiteerd.

De heer **W. Dekker** bespreekt vervolgens het netto resultaat van Nutreco. Hierbij vraagt hij met name aandacht voor de netto financieringslasten. Nutreco heeft eerst bedrijven verkocht die zich toelegden op vlees- en visactiviteiten. Deze verkopen leidden tot een balans met veel cash. Onder de slogan "Rebalancing for Growth" heeft Nutreco een gedeelte van die kaspositie ingezet om te acquireren en een gedeelte gebruikt om in twee grote stappen cash terug te betalen aan aandeelhouders. De huidige verlies- en winstrekening laat 7,6 miljoen euro inkomsten zien over 2006. In 2007 was de balance sheet iets normaler. Deze laat de 10,1 miljoen euro rentelasten zien die Nutreco betaald heeft. De heer **W. Dekker** benadrukt nogmaals dat de twee grote veranderingen bestaan uit uitgevoerde acquisities en het terugbetaalde kapitaal aan de aandeelhouders. Bij vergelijking van 2006 met 2007 ontstaat dus een andere balans. Er is grofweg 170 miljoen euro terugbetaald en voor 380 miljoen euro geacquireerd. Eind 2006 was er 237 miljoen euro netto in kas en dat is nu een schuld van 290 miljoen euro. Deze kapitaalstructuur is dus efficiënter gemaakt.

De heer **W. Dekker** vervolgt met het bespreken van de marktontwikkelingen wereldwijd. De heer **W. Dekker** vraagt zich af wat er in de wereld aan de hand is, en welke kansen en uitdagingen voortvloeien uit de groei in een snel veranderende omgeving. Hij geeft aan dat er zes aandachtsgebieden zijn. Allereerst is er sprake van een snel groeiende bevolking. Momenteel zijn er 6,6 miljard mensen. Wanneer de huidige trends doorzetten, zullen er in 2050 9 miljard mensen op de wereld zijn. Een tweede punt is urbanisatie. Van de huidige 6,6 miljard mensen woont 50% in steden waardoor zij voor hun voedselvoorziening zijn aangewezen op boeren. Ten derde is er een groeiend inkomen. Het is bekend dat als mensen meer dan USD 2.000 per jaar te besteden hebben, zij meer vis en vlees en minder rijst en koolhydraten gaan consumeren. Dit zal leiden tot een verandering in de vraag naar grondstoffen. Ten vierde is er een groei in voedselconsumptie. Gebieden als Azië, Zuid-Amerika en delen van Afrika kennen een enorme welvaartstoename. Omdat hier tevens de meeste mensen wonen, leidt dit tot een groei van de voedselconsumptie. Een vijfde aandachtspunt is biodiversiteit. Omdat de biodiversiteit zienderogen afneemt, pleiten veel belangenorganisaties voor de bescherming van grote stukken natuur. Of deze gebieden vervolgens beschikbaar blijven voor voedselproductie is volgens de heer **W. Dekker** de vraag. Verder hebben klimaatveranderingen een grote impact op de voedselvoorziening. Aan dit vraagstuk wordt bij Nutreco aandacht besteed onder het motto "Feed, Food, Fiber & Fuel."

De heer **W. Dekker** geeft aan dat hierover later nog zal worden gesproken. Momenteel worden landbouwgrondstoffen ingezet om energie te maken. Dit gaat gepaard met hogere voedselprijzen. Bij wat twee jaar geleden gezien werd als duurzaam en goed voor onze planeet, daarbij worden volgens hem nu vraagtekens geplaatst. De ontwikkelingen binnen de genoemde aandachtsgebieden laten volgens de heer **W. Dekker** zien dat onze snel veranderde omgeving niet samengaat met eisen die de westerse samenleving aan voedselproducties stelt. Hoewel de wereld volgens sommige deskundigen gemakkelijk voedsel kan produceren voor 6 of 9 miljard mensen, is dit volgens de heer **W. Dekker** alleen mogelijk als de wereldbevolking haar voedselconsumptie verandert. Het is deze discussie die binnen Nutreco gevoerd wordt onder de noemer "Feed, Food, Fiber & Fuel". Dit probleem vormt een grote uitdaging waaraan Nutreco haar steentje hoopt te kunnen bijdragen.

De heer **W. Dekker** geeft ook aan dat, zoals Nutreco heeft voorspeld, grondstoffen zoals soja, tarwe en maïs alleen maar duurder worden. Sommige prijzen stijgen zelfs naar recordniveaus en ook worden sommige grondstoffen schaars. Als gevolg hiervan wordt honger weer een thema in de wereld. De ontwikkeling van visgrondstoffen, zoals vismeel en visolie, laten zien dat visolieprijzen zijn verdubbeld.

Dat komt, onder andere, doordat Omega-3 vetzuren een heilzame werking blijken te hebben op de gezondheid. Het wordt daarom veel gebruikt door de farmaceutische industrie. De grote vraag naar deze grondstof betekent dat de prijs van visolie snel zal stijgen. Ook betekent het dat er door een toename in vraag mogelijk schaarste van deze grondstoffen zal optreden. Nutreco is momenteel één van de grootste gebruikers van vismeel en visolie. De zalmindustrie is de afgelopen tien jaar met 8,7% gegroeid. Nutreco's visvoerbedrijf Skretting heeft hier van mee geprofiteerd en is met een omzet van één miljoen ton een grote industrie geworden.

De heer **W. Dekker** gaat over tot het bespreken van Nutreco's EBITA en de verdubbeling ervan – een doelstelling die is aangekondigd in 2006 als onderdeel van de "Rebalancing for Growth"-strategie. Volgens de heer **W. Dekker** waren Nutreco's werkmaatschappijen vaak familiebedrijven met een zeer rijke historie, zoals het Noorse visvoerbedrijf Skretting en de Nederlandse familiebedrijven Hendrix en Trouw. In 1994 is Nutreco gecreëerd en sinds 1997 staat zij genoteerd op de Nederlandse beurs. Sindsdien zijn 10 jaren verstreken. Deze periode wordt gekenmerkt door een zeer actief portfolio management. Zo bestond in 2003 50% van Nutreco's omzet uit inkomsten uit vis- en vlees. Deze industrieën zijn zeer volatiel en met de economie ging het op dat moment slecht. Nutreco wilde de gevolgen van deze volatiliteit terugbrengen en heeft toen de huidige strategie ontwikkeld. Deze heeft tot doel minder geld vast te zetten in vis en vlees. Momenteel zit 84% van Nutreco's geld in diervoeding en visvoer. De inkomsten uit de verkochte vlees- en visactiviteiten bedragen 1,2 miljard euro.
Hiervan is 1,1 miljard euro uitgegeven: één deel aan overnames en één deel is teruggegeven aan de aandeelhouders. De heer **W. Dekker** vertelt dat Nutreco momenteel een zeer goede balans heeft die haar in staat stelt om de nodige acquisities te doen. Een voorbeeld hiervan is de aankoop door Nutreco van acht premix fabrieken (in verschillende landen) van BASF. Deze aankoop maakt Nutreco nummer twee in de wereld op het gebied van de premix business. Samen met het Nederlandse DSM, de nummer één, heeft Nutreco nu één derde van de premix wereldmarkt. Doordat Nutreco 12% marktaandeel heeft en de meeste grote bedrijven werken met twee premix leveranciers, staat Nutreco in contact met 25% van de wereldwijde mengvoerindustrie. Door dit verkoopkanaal heeft Nutreco een distributiekracht die haar in de toekomst in staat stelt om andere producten te gaan verkopen. Een ander voorbeeld is de aankoop door Nutreco van een thuismarkt in Canada, waar Nutreco zeventien fabrieken heeft overgenomen van Maple Leaf Foods Inc. Verder zijn er in 2007 en 2008 twee kleinere visvoer acquisities gedaan in de Verenigde Staten en Japan. Voorts heeft Nutreco nieuwe assets in Spanje gekocht, is zij begonnen met premix activiteiten in Turkije en heeft zij 40% van een bestaande joint venture in Mexico gekocht. Nutreco's marktpositie in Nederland, Spanje en Canada is nu leidend.

Ook op het gebied van zalmvoer is zij wereldwijd nummer één. Daarnaast heeft Nutreco de ambitie om marktposities op te bouwen met voer voor andere vissoorten. De heer **W. Dekker** concludeert dat Nutreco acht miljoen ton dier- en visvoer maakt en dat zij wereldwijd een zeer grote speler is geworden. Daarbij is Nutreco binnen de top vijf van premix producenten het meest gespecialiseerde diervoedingsbedrijf, omdat de andere producenten naast diervoeding nog andere activiteiten verrichten rond de agrarische industrie.

De heer **W. Dekker** vervolgt dat de waarden van Nutreco, zoals bekend, terugkomen in het maatschappelijke jaarverslag, het CSR jaarverslag, en het gewone jaarverslag. Hij benadrukt dat transparantie en voedselveiligheid belangrijk zijn voor Nutreco. Naar aanleiding van een aantal product-recalls in Amerika vorig jaar, krijgt voedselveiligheid daar een hoge prioriteit. Ook zijn R&D en innovatie nog belangrijker geworden vanwege de schaarste van grondstoffen in de wereld. Ook van belang is de kennis over de totale keten, zeker wanneer deze kennis wordt gekoppeld aan onderwerpen als duurzaamheid en voedselveiligheid. Ondanks dat Nutreco zich specialiseert in één gedeelte van de keten moet zij, om duurzaamheid en voedselveiligheid van haar producten te kunnen waarborgen, samenwerken met de andere spelers van deze keten. De heer **W. Dekker** vertelt dat Nutreco in vierentwintig landen eigen fabrieken en werkmaatschappijen heeft en daarnaast in veel meer landen actief is. Hierdoor is Nutreco wat minder kwetsbaar voor dierziekten. Omdat het risico op dierziekten altijd aanwezig is, ligt de enige echte oplossing van dit probleem in het geografisch spreiden van activiteiten. Tevens kan Nutreco momenteel haar inkoop optimaliseren, omdat ze bekend is met de oogst en oogstverwachtingen ter plaatse.
Omdat schaarste het onderwerp zal zijn van het volgende decennium, wordt de organisatie daarop afgestemd. De heer **W. Dekker** geeft hiervan een paar voorbeelden. Rond voedselveiligheid heeft Nutreco onder de naam NUTRACE een kwaliteitssysteem gecreëerd, bestaande uit een tracking en tracing systeem. Door middel van NUTRACE kon Nutreco vorig jaar in Amerika heel snel een beperkte recall doen omdat het probleem (een gebrekkige grondstof) binnen vier uur kon worden gelokaliseerd. Een andere activiteit van Nutreco is de ontwikkeling van Greenline-producten in Europa. Door de ontwikkeling van natuurlijke alternatieven van antibiotica, wordt het gebruik hiervan, zeker als groeibevorderaar, teruggedrongen. Een ander aandachtsgebied van Nutreco is duurzaamheid in visvoer.

De heer **W. Dekker** vertelt dat vismeel en visolie wordt gemaakt van kleine vis die voor de kust van Chili en Peru gevangen wordt. Veel NGO's wijzen erop dat deze overbevissing en duurzaamheid niet samengaan. Nutreco doet daarom twee dingen. Allereerst organiseert zij duurzaamheidconferenties om ervoor te zorgen dat de vis die ingekocht wordt geborgd is.

Ten tweede probeert Nutreco zoveel mogelijk vismeel en visolie te vervangen. Zoals reeds gezegd, is visolie onbetaalbaar aan het worden en wordt het soms zelfs schaars. Een voorbeeld van progressie in duurzaamheid van visvoer is dat Nutreco door onderzoek naar alternatieven voor vismeel en visolie, het gebruik van deze grondstoffen aanzienlijk heeft kunnen reduceren (van 64% naar 46%). Zij heeft hiervoor alternatieven kunnen gebruiken die geen afbreuk doen aan kwaliteits- en gezondheidsaspecten. De heer **W. Dekker** geeft aan dat hij in het licht van Nutreco's onderzoeksprogramma's, hoopvol is dat het gebruik van vismeel en visolie nog verder kan worden teruggebracht. Wellicht kan het zo ver worden teruggebracht dat zalm in de toekomst met zo weinig vismeel gevoerd kan worden, dat ook de zalmindustrie een netto-producent van viseiwit wordt. Volgens de heer **W. Dekker** zou daarmee het grootste gedeelte van de kritiek waaraan deze industrie onderhevig is, worden opgelost.

De heer **W. Dekker** vervolgt met het bespreken van het "Nutreco Sourcing Initiative" ("NSI"). Nutreco maakt 8 miljoen ton mengvoer, wat betekent dat zij eenzelfde hoeveelheid grondstoffen inkoopt. Echter, grondstoffen zijn duur en worden schaars. Daarbij zijn er heel wat problemen rond de borging van de voedselveiligheid. Nutreco heeft daarom het NSI opgestart waarbij werkmaatschappijen van Nutreco samenwerken bij de inkoop. Zo heeft Nutreco in China een eigen inkooporganisatie en -systeem opgezet voor producten die zij transporteert naar Noord-Amerika en Europa. De heer **W. Dekker** wijst erop dat NSI en schaalvoordelen ervoor moeten zorgen dat Nutreco er ook zelf beter van wordt. Natuurlijk willen klanten hier ook van profiteren, maar Nutreco moet eerst voordeel gaan creëren met de marktpositie die zij nu bezit door tien jaar marktontwikkeling. De heer **W. Dekker** constateert wederom dat de portfolio van Nutreco's activiteiten gedurende deze periode aanzienlijk is veranderd.
Ook heeft de koop en verkoop van activiteiten geleid tot een positieve omzetontwikkeling. Tevens constateert de heer **W. Dekker** dat Nutreco operationeel het beste netto resultaat ooit heeft geboekt. Over de afgelopen tien jaar heeft Nutreco een total shareholder return van 250%, inclusief superdividenden. Nutreco heeft een statement gemaakt om de EBITA van 2006 tegen 2010 te laten verdubbelen. De continuing operationele activiteit was in 2006 115 miljoen euro en voor 2010 is een nieuw target van 230 miljoen euro vastgesteld. De EBITA van 2007 bedraagt 155 miljoen euro en de heer Dekker besluit dat het bedrijf op de juiste koers zit om deze target te realiseren. Een deel hiervan verklaart hij door een toename in autonomie en een deel door acquisities. Hij geeft aan te verwachten dat de geacquireerde bedrijven de komende jaren verder zullen bijdragen.

De heer **W. Dekker** constateert verder dat Nutreco op het gebied van R&D en innovatie een enorme inspanning heeft geleverd om onderscheidende producten te maken en alternatieven te creëren voor dure grondstoffen. Daarnaast heeft Nutreco een balance sheet gecreëerd die haar in staat stelt een aantal mooie acquisities te doen. Op basis van de cijfers van 2007 concludeert de heer **W. Dekker** dat Nutreco op weg is de voor 2010 vastgestelde doelstelling van 230 miljoen euro te gaan halen.

De heer **W. Dekker** gaat over tot het bespreken van de strategische agenda 2008. In de eerste plaats betekent dit het versterken van Nutreco's marktposities in speciaal- en visvoer door autonome groei en overnames. Gezien alle R&D inspanningen van Nutreco verwacht de heer **W. Dekker** dat Nutreco onderscheidende posities zal kunnen realiseren. Verder is de afronding van de integratie van BASF premix activiteiten en diervoeding in Canada topprioriteit van het management. De heer **W. Dekker** laat weten buitengewoon tevreden te zijn over hoe dat integratieproces tot nu toe is verlopen. Verdere verbetering van duurzaamheid en feed-to-food kwaliteit en veiligheid is een andere strategische doelstelling. Verder zullen inspanningen rondom NSI voor EUR 10 miljoen moeten bijdragen aan het bedrijfsresultaat. De heer **W. Dekker** concludeert dat dit de strategische agenda voor 2008 was en dat zijn presentatie hiermee is afgerond.

De Voorzitter dankt de heer **W. Dekker** voor zijn interessante presentatie die nauw aansluit bij de actualiteit en inzicht geeft in de ontwikkelingen op het gebied van voeding in de wereld. Vervolgens geeft **de Voorzitter** de mogelijkheid tot het stellen van vragen over het jaarverslag bladzijde 15 tot 78.

Er komt een vraag van mevrouw **Van Lakerveld**, van de Vereniging van Beleggers voor Duurzame Ontwikkeling ("**VBDO**"). Zij merkt op dat het VBDO voornamelijk aandeelhoudersvergaderingen bezoekt om vragen te stellen over CSR beleid. Uit Nutreco's CSR rapport 2007 blijkt duidelijk dat CSR deel uitmaakt van de basisactiviteiten van de onderneming.
Volgens mevrouw **Van Lakerveld** blijkt dit ook uit de zojuist gegeven presentatie: de uitvoering van de CSR strategie blijft dicht bij de kernactiviteit van Nutreco en Nutreco gaat op een verantwoorde wijze om met de toenemende schaarste van natuurlijke ingrediënten alsook met de prijsdruk die veroorzaakt wordt door toenemende vraag naar grondstoffen. Om aan te sluiten bij de laatste presentatie, begint mevrouw **Van Lakerveld** met vragen over het beleid. Daarna zal zij een aantal specifieke vragen stellen over het rapport.
De eerste vraag van mevrouw **Van Lakerveld** betreft Nutreco's beleid ten aanzien van klimaatverandering. Volgens haar wordt uit het CSR rapport duidelijk dat vee- en visteelt een negatief effect hebben op klimaatverandering en dat Nutreco dit effect kan verminderen door de ontwikkeling van specifieke producten.

Hieraan is volgens haar in 2007 echter geen uitvoer gegeven. In plaats daarvan lag de focus op het terugdringen van emissies tijdens transport en productie. Zoals blijkt uit pagina 32 van het CSR rapport, hebben deze activiteiten niet de grootste impact op de klimaatverandering. Daarom vraagt mevrouw **Van Lakerveld** zich af of Nutreco in 2008 meer relevante activiteiten zal ontplooien ter bestrijding van klimaatverandering. De tweede vraag die mevrouw **Van Lakerveld** stelt, betreft de voor Nutreco binnen haar markt bestaande risico's, zoals schaarste van ingrediënten, voedselveiligheid en dierziektes. Uit het rapport blijkt dat veel van de R&D-activiteiten proberen de impact van deze risico's te beperken. Echter, de VBDO denkt dat een geïntegreerd CSR beleid zich niet alleen richt op het beheersen van risico's maar ook op het creëren van kansen. Mevrouw **Van Lakerveld** vraagt zich af waar deze kansen liggen voor Nutreco. Mevrouw **Van Lakerveld** komt tot haar derde vraag. Zij geeft aan dat de VBDO in 2007 een quick scan heeft uitgevoerd om te zien hoe bedrijven kunnen bijdragen aan de economische ontwikkeling in ontwikkelingslanden. De VBDO denkt dat Nutreco via haar "investing in the community" ook een dergelijke bijdrage kan leveren. Uit de voorgaande presentatie bleek dat in bepaalde landen de toenemende welvaart een toename in de vraag naar vis en dus een toename in de vraag naar Nutreco producten tot gevolg heeft. Mevrouw **Van Lakerveld** oppert dat Nutreco de producten die in de betreffende landen geproduceerd worden, kan afstemmen op de vraag uit de lokale markten en lokale mensen kan aannemen en trainen. Volgens mevrouw **Van Lakerveld** zou Nutreco haar leveranciersbeleid hierdoor strikter kunnen maken en mensen aan zich kunnen binden. Zij vraagt zich af in hoeverre dit onderdeel is van Nutreco's beleid.

De Voorzitter dankt mevrouw **Van Lakerveld** en merkt op dat zij een aantal belangrijke zaken ter sprake stelt waar Nutreco druk mee bezig is. **De Voorzitter** voegt hieraan toe dat het CSR rapport net is uitgekomen. Mevrouw **Van Lakerveld** is reeds op de hoogte van de inhoud van dit rapport omdat zij Nutreco heeft geholpen bij de voorbereiding ervan. Vervolgens geeft hij het woord aan de heer **W. Dekker** om de vragen van mevrouw **Van Lakerveld** te beantwoorden.

De heer **W. Dekker** bedankt mevrouw **Van Lakerveld** voor haar vragen en positieve inleiding. Hij laat weten dat Nutreco dit jaar voor de achtste keer een CSR rapport heeft uitgebracht. De heer **W. Dekker** is er trots op hoe dit onderwerp leeft in die organisatie. Het gevaar van een CSR rapport is dat het gezien wordt als een speeltje van het hoofdkantoor en dat er in werkelijkheid weinig mee wordt gedaan. De Raad van Bestuur is blij dat de werkmaatschappijen die zij bezoeken of spreken zelf ontwikkelingen op het vlak van CSR aan de orde stellen. Aan de andere kant vereist realiteitszin de heer **W. Dekker** te erkennen dat Nutreco altijd werkt met een in Nederland verankerde corporate agenda.

Deze moet met de agenda van buitenlandse werkmaatschappijen worden samengetrokken. Hij geeft aan dat Nutreco twee grote veranderingsprocessen heeft doorgemaakt. Allereerst moet zij hierdoor leren werken met een nieuwe realiteit.
Vroeger was Nutreco een ketenspeler waardoor zij haar prioriteiten kon afdwingen, niet alleen in voer maar ook in vis, vlees, etcetera. Omdat hiervan niet langer sprake is, zullen Nutreco en haar partners op een andere manier prioriteiten moeten formuleren. Een tweede verandering betreft Nutreco's acquisities buiten Europa. De heer **W. Dekker** vertelt dat in die landen prioriteit heel anders wordt beoordeeld dan in Nederland. De heer **W. Dekker** bespreekt vervolgens welke relevante activiteiten Nutreco zal ontplooien ter bestrijding van klimaatverandering. Hij constateert dat de werkmaatschappijen op dit punt de grootste problemen hebben, omdat zij in de natuur werken en de veranderingen in het klimaat aan den lijve ondervinden. Als voorbeeld van een relevante activiteit die door Nutreco is ontplooid, noemt de heer **W. Dekker** een project met VROM om naar de emissie in de Nederlandse zuivelsector te kijken. Nutreco zal hier in de toekomst over rapporteren. De heer **W. Dekker** vervolgt met de tweede vraag van mevrouw **Van Lakerveld**, over beheersing van risico's versus kansen. De heer **W. Dekker** verwijst naar wat hij in zijn inleiding heeft gezegd over duurzaamheid. In het kort gaat Nutreco beter en efficiënter om met schaarse middelen. Dit komt volgens hem iedereen ten goede. Daarnaast ontwikkelt Nutreco met haar klanten een aantal op duurzaamheid gerichte producten. Zoals in de Ierse zalmindustrie, waar specifieke grondstoffen worden gebruikt om organische producten te vervaardigen. De heer **W. Dekker** bespreekt voorts de derde vraag van mevrouw **Van Lakerveld** met betrekking tot de economische ontwikkelingen en Nutreco's impact op "local communities". Nutreco werkt steeds meer buiten Europa, zoals het project in Chili. Er zijn periodes geweest dat Nutreco in Chili 4.000 mensen in dienst had. Volgens de heer **W. Dekker** heeft Nutreco hierdoor zeer actief bijgedragen aan scholing van deze mensen en hun kinderen en de ontwikkeling van de infrastructuur, inclusief ziekenhuizen en scholen. Hij zegt dat niet alleen Nutreco maar ook haar werkmaatschappijen volop initiatief tonen op dit punt.

Mevrouw **Van Lakerveld** dankt de heer **W. Dekker** en **de Voorzitter** vraagt of er nog meer vragen zijn.

Er komt een vraag van **Van Keimpema (VEB)**. Hij constateert dat de heer **W. Dekker** in het jaarverslag als één van Nutreco's ambities noemt 5% bedrijfsresultaat als percentage van omzet voor de aandeelhouders. Hij wenst te weten hoe dit in verhouding staat tot de doelstelling de EBITA tegen 2010 te verdubbelen. Verder is het hem niet duidelijk wat Nutreco nastreeft met betrekking tot autonome groei en acquisities.

De heer **W. Dekker** antwoordt dat Nutreco haar portfolio drastisch heeft gewijzigd: Nutreco heeft afscheid genomen van de helft van haar werknemers en er is 1,2 miljard euro aan middelen vrijgemaakt die nu zullen worden ingezet. De heer **W. Dekker** zegt dat, om beleggers enige houvast te bieden, Nutreco in 2006 heeft bepaald dat de "Rebalancing for Growth" zich voornamelijk zou richten op de kwantificering van de groei en het verdubbelen van het bedrijfsresultaat. Dit is volgens de heer **W. Dekker** gebeurd via organische groei omdat dit het veiligste middel is. Ook is de groei toegenomen door acquisitiemogelijkheden, die volop aanwezig zijn door Nutreco's activiteiten in veel verschillende landen. Hij concludeert dat Nutreco door acquisities probeert grotere marktaandelen te krijgen.

De heer **Van Keimpema** geeft aan dat het voor aandeelhouders onduidelijk blijft hoe autonome groei tot stand zal komen en hoe dit zich verhoudt tot de verdubbeling van de EBITA. Als voorbeeld hiervan geeft de heer **Van Keimpema** aan dat de heer **W. Dekker** heeft gezegd dat er geld nodig is voor nieuwe fabrieken en de verbetering van bestaande fabrieken. De heer **Van Keimpema** heeft hiervoor echter geen aanwijzingen kunnen vinden in het jaarverslag. Hij wil daarom graag meer duidelijkheid. Ook constateert de heer **Van Keimpema** dat Nutreco gemakkelijk voor aandeelhouders inzichtelijk zou kunnen maken wat Nutreco's lange termijn doelstellingen zijn en wanneer deze door de Raad van Commissarissen gekoppeld zouden worden aan de doelstellingen die aan de directie zijn gesteld. Dit zou de aandeelhouders een compleet beeld geven.

De heer **W. Dekker** reageert op de opmerking van de heer **Van Keimpema** door te zeggen dat Nutreco als midcap bedrijf altijd veel doet aan "investor relations". Naar aanleiding van de economische terugval in 2003 heeft de Raad van Bestuur een inzicht gegeven aan haar aandeelhouders en andere stakeholders. Ook heeft Nutreco toen een nieuwe strategie gedefinieerd: "Rebalancing for Growth". Onderdeel hiervan waren doelstellingen over de efficiëntie van de kapitaalstructuur. De heer **W. Dekker** wijst erop dat dit heeft geresulteerd in de 14 euro per aandeel die Nutreco over de afgelopen vierentwintig maanden aan aandeelhouders heeft terugbetaald. Ook zegt hij dat Nutreco op de road shows juist complimenten over de communicatie over en de implementatie van het "Rebalancing for Growth"-programma heeft ontvangen. De heer **W. Dekker** herkent daarom niet geheel waar de heer **Van Keimpema** over spreekt.

De heer **Van Keimpema** wijst erop dat de heer **W. Dekker** niet zegt wat de autonome groei van Nutreco is en dat de heer **W. Dekker** het steeds over "Rebalancing for Growth" heeft. De heer **Van Keimpema** erkent dat superdividend is uitgekeerd, maar hij ziet ook een daling van het eigen vermogen per aandeel.

De heer **W. Dekker** laat weten dat hij nog steeds niet begrijpt waar de heer **Van Keimpema** op doelt.

De heer **Van Keimpema** geeft aan dat hij wil weten hoeveel geld nodig is voor autonome groei en of het juist is dat er een bedrag van 358 miljoen euro beschikbaar is voor uitbreiding.

De heer **W. Dekker** bevestigt dat dit laatste juist is. Momenteel bouwt Nutreco visvoerfabrieken en in de agrarische industrie acquireert Nutreco vooral in nieuwe gebieden, die moeten bijdragen aan het bereiken van de EBITA-doelstelling en een efficiënte kapitaalstructuur in 2010. Volgens de heer **W. Dekker** geschiedt dit acquireren op pragmatische wijze: naar aanleiding van een aantal due diligence processen kiest Nutreco welke acquisitie voor haar het beste is. Hierbij is verscheidenheid voor Nutreco volgens hem een belangrijk thema. Daarnaast is aandacht voor de efficiëntie van de balans. Nutreco heeft ruim 300 miljoen euro ruimte om te acquireren of haar fabrieken uit te breiden. Met dit vermogen kan Nutreco de EBITA vergroten. De heer **W. Dekker** denkt dat Nutreco hierdoor eigenlijk zelfs zo'n 400 miljoen euro ruimte heeft.

De heer **Van Keimpema** geeft aan dat hij dit begrijpt en dat hij het huidige beleid en de bedrijfsresultaten waardeert. Echter, volgens hem ontbreekt er wat informatie. Tevens geeft de heer **Van Keimpema** aan dat hij nog een meer algemene vraag heeft. Graag zou hij geïnformeerd willen worden over de verdelingsproblematiek van het voedsel dat momenteel geproduceerd wordt, vlees in het bijzonder.

De heer **W. Dekker** antwoordt dat de vraag naar vlees toeneemt. Dit is niet zozeer het geval in het Westen maar meer in landen als China. Door de ontwikkelingen in andere delen van de wereld doet het volgens de heer **W. Dekker** bijna niet meer ter zake welke actie westerse landen ondernemen ten gunste van duurzaamheid. De grote vraag is of kan worden voldaan aan de extra vraag uit Azië en Zuid-Amerika en of de benodigde productie kan plaatsvinden vanuit een verbeterd duurzaamheidsoogpunt. Voor het beantwoorden van deze vraag zet Nutreco veel van haar schaarse middelen in.

De heer **Van Keimpema** dankt de heer **W. Dekker**.

De Voorzitter geeft aan dat hij het verhaal van heer **W. Dekker** over de groei van Nutreco graag zou willen aanvullen. **De Voorzitter** herhaalt dat Nutreco na de verkoop van de zalmbedrijven een mooie balansstructuur had. Dit heeft geresulteerd in een superdividend en een kapitaalstructuur waarmee Nutreco denkt de geplande groei voor de komende jaren te kunnen realiseren. Hoe deze groei eruit moet zien is in de beginfase moeilijk in te schatten.

De Voorzitter zegt dat wanneer precies zou worden vastgesteld welk deel van de groei voortkomt uit acquisities en welk deel uit autonome groei, Nutreco dan flexibiliteit verliest die juist voor het halen van haar doelstellingen van belang kan zijn. Nutreco heeft daarom besloten goed over alle acquisities na te denken. **De Voorzitter** constateert dat Nutreco pas na een paar jaar werkelijk zicht zal hebben in welke bijdrage dergelijke acquisities hebben op haar bedrijfsvoering. Dan zal Nutreco kunnen vaststellen op welke wijze een acquisitie heeft bijgedragen aan de autonome groei. Dat is de reden van een verdubbeling van de EBITA binnen zorgvuldig gestelde financiële normen voor de macrodoelstelling.

De heer **Van Keimpema** zegt dat hij, op het punt van zorgvuldigheid, het met **de Voorzitter** eens is. De heer **Van Keimpema** vraagt zich daarom af of het niet mogelijk is om aan te geven wat Nutreco's doelstellingen zijn voor wat betreft de autonome groei van bestaande activiteiten. De heer **Van Keimpema** laat weten dat hij begrijpt dat hier nog lang over gediscussieerd kan worden en gaat daarom over tot het stellen van zijn volgende vraag. Namelijk of de acquisities momenteel aan de verwachtingen voldoen.

De Voorzitter antwoord dat er altijd een paar dingen meevallen en tegenvallen maar dat Nutreco over het geheel gezien op koers ligt. **De Voorzitter** geeft vervolgens het woord aan de heer **Metske**.

De heer **Metske** laat weten dat hij voor Pensioenfonds Horeca en Catering werkt en dat hij vandaag spreekt namens Stichting Pensioenfonds Grafische Bedrijven, Stichting Pensioenfonds ABP en Citibank NA. Net als de vertegenwoordiger van de VEB geeft hij zijn complimenten over de resultaten van Nutreco en over de wijze waarop het jaarverslag is opgesteld. Ook is hij positief over de tussentijdse communicatie en de gekozen focus. Hij vraagt **de Voorzitter** het navolgende dan ook in dit licht te zien. De heer **Metske** zegt dat de analisten van pensioenfondsen kijken naar meerjarenprognoses en merkt op dat de doelstelling van een marge 5% nog niet gehaald is. De heer **Metske** vraagt zich af of er voor 2008 en opvolgende jaren betere prestaties verwacht worden en wat de daarbij behorende cijfers zijn. Tevens vraagt hij zich af of deze ontwikkelingen ook in een bonusregeling naar voren komen. Zijn tweede vraag betreft de risicoparagraaf in het jaarverslag. De heer **Metske** constateert dat de heer **L.J.A.M. Ligthart** heeft gezegd dat Nutreco's risicobeleid gezien wordt als best practice. De heer **Metske** kan zich daarin vinden. Ook heeft de heer **L.J.A.M. Ligthart** uitgesproken dat hij op zoek is naar verbetering.
De heer **Metske** zegt te geloven dat er deugdelijke analyses worden gegeven, alleen lijkt de waarschijnlijkheid waarmee die risico's zouden intreden niet te worden benoemd. De heer **Metske** vraagt zich af of dit bij **de Voorzitter** is opgekomen.

De Voorzitter dankt de heer **Metske**. **De Voorzitter** erkent dat de 5% marge doelstelling nog niet bereikt is en vraagt de heer **W. Dekker** dit toe te lichten.

De heer **W. Dekker** refereert aan de ontwikkeling van de EBITA. Hij merkt op dat bij het beoordelen van de EBITA van 2007 rekening moet worden gehouden met de gestegen grondstofprijzen. Een derde van de gestegen omzet werd hierdoor veroorzaakt. Dat gaat ten koste van de EBITA-marge. De heer **W. Dekker** zegt dat om de EBITA-marge te normaliseren met betrekking tot een genormaliseerd grondstoffenpakket rekening wordt gehouden met meerdere criteria. Hij wijst erop dat de EBITA-marge van vorig jaar en de verbetering hiervan minder zichtbaar zijn door de gestegen grondstofprijzen. In de performance contracten die Nutreco met onder meer haar business units heeft, zitten targets voor de verbetering van EBITA. Daarnaast is het ook gedeeltelijk portfoliomanagement die een bijdrage zal leveren aan de totale EBITA marge verhoging. De heer **W. Dekker** constateert dat het antwoord op de eerste vraag van de heer **Metske** in de lange termijn moet worden gezocht. Hij zegt ook dat Nutreco zich in de toekomst wil focussen op premixen, speciaal voer en gedeeltes van het visvoer; producten waarin Nutreco zich kan onderscheiden en waar een groot gedeelte van de R&D inspanning naar toe zal gaan. Dit zijn producten met een hogere marge. Deze verandering in portfolio moet in de toekomst dus ook resulteren in hogere marges en de verankering daarvan zit in de performance contracten. De heer **W. Dekker** vraagt de heer **C. van Rijn** de tweede vraag van de heer **Metske** te beantwoorden.

De heer **C. van Rijn** zegt dat Nutreco zeker kijkt naar de waarschijnlijkheid van risico's. Er is een analyse gemaakt van de risico's die zich binnen de organisatie kunnen voordoen, de waarschijnlijkheid dat deze zich verwezenlijken en de impact hiervan op de organisatie. De heer **C. van Rijn** wijst er echter op dat dit inschattingen blijven. Het lijkt daarom niet noodzakelijk al die informatie in een risicoparagraaf op te nemen. Natuurlijk worden deze risico's wel heel goed gemanaged.

De Voorzitter vraagt of er nog vragen zijn. De heer **Arens** meldt zich. **De Voorzitter** geeft hem het woord.

De heer **Arens** laat weten dat hij op pagina 11 van het jaarverslag heeft gelezen dat NUTRACE vier prioriteiten kent. Hij vraagt de heer **W. Dekker** hem nader te informeren over elektronische traceerbaarheid (nr. 2) en over het minimaliseren van ongewilde kruisbesmetting (nr. 3). Verder vraagt de heer **Arens** of het contract met Marine Harvest nog is verlengd. Daarom vraagt hij de heer **W. Dekker** toe te lichten of voer voor zalm in Ierland iets anders is dan bijvoorbeeld het voer voor zalm in Chili? Tot slot vraagt de heer **Arens** zich af of Nutreco magnesiet verwerkt in voer voor runderen.

De Voorzitter dankt de heer **Arens** en vraagt de heer **W. Dekker** deze vragen te beantwoorden.

De heer **W. Dekker** dankt de heer **Arens** voor zijn vragen. Vervolgens vraagt hij de heer **J. Steinemann** de vragen van de heer **Arens** te beantwoorden.

De heer **J. Steinemann** zegt dat NUTRACE, het kwaliteitsprogramma van Nutreco dat in alle bedrijven van Nutreco is doorgevoerd, uit vier pilaren bestaat: Tracking & Tracing, Monitoring, Gecertificeerde Kwaliteit en Risicomanagement. Voor het uitvoeren van deze activiteiten is de implementatie van systemen voor elektronische tracering van belang omdat dit de snelheid van het hele traject vergroot. Idealiter beschikken alle bedrijven van Nutreco over systemen voor elektronische tracering.
Hoewel dit nog niet in alle bedrijven het geval is, streeft Nutreco hier wel naar. Daarnaast vergelijkt Nutreco de kwaliteitsprogramma's van bedrijven die zij heeft overgenomen met de eisen van NUTRACE. Waar deze programma's niet voldoen aan de eisen van NUTRACE, past Nutreco deze programma's vervolgens aan. De heer **J. Steinemann** vervolgt met de tweede vraag van de heer **Arens**, over ongewilde kruisbesmetting. De heer **J. Steinemann** merkt op dat dit een zeer technische kwestie is. Bij het produceren van formules voor bepaalde klanten wordt duidelijk dat ieder zijn eigen unieke recepturen heeft en deze wil behouden. Daarom moet Nutreco proberen elke formule 100% veilig te stellen en ervoor te zorgen dat er geen kruisbesmetting tussen verschillende formules plaatsvindt. Volgens de heer **J. Steinemann** is dat vooral te bewerkstelligen door technische en technologische stappen in het productieproces, bijvoorbeeld door voor medicated feed en non-medicated feed aparte lijnen te hanteren.

De Voorzitter dankt de heer **J. Steinemann** en laat de heer **Arens** weten dat zijn vraag over de magnesiet de aandacht heeft van de heer **J. Steinemann**. Daarna vraagt hij de heer **W. Dekker** om de vraag van de heer **Arens** over zalmvoer in Ierland en Chili te beantwoorden.

De heer **W. Dekker** geeft aan dat hij over deze vraag moet nadenken. Met goedkeuring van **de Voorzitter** begint hij daarom met de vraag over het voercontract van Marine Harvest. Hij zegt dat Marine Harvest, zoals dat nu genoteerd staat op de Oslo Exchange, bestaat uit het Marine Harvest waar Nutreco eigenaar van is geweest plus PanFish en Fjord. Kortom, het is een samenvoeging van drie grote Noorse spelers, gemakshalve het "nieuwe" Marine Harvest genoemd. Volgens de heer **W. Dekker** zijn hierbij verschillende punten van belang. Zoals de heer **Arens** terecht opmerkte, is er sprake van een voercontract met een termijn van drie jaar dat in 2008 moet worden heronderhandeld. Ook zijn afspraken gemaakt met heronderhandelingsopties voor twee keer één jaar.

Onderdeel van het nieuwe Marine Harvest zijn ook voerleveranties aan PanFish (oud) en Fjord (oud). Gedeeltes hiervan zijn vorig jaar juni heronderhandeld en daardoor heeft Nutreco haar marktaandeel iets kunnen verhogen. De heer **W. Dekker** merkt op dat het nieuwe Marine Harvest net een nieuwe CEO en raad van bestuur heeft. Hij juicht dit toe maar constateert ook dat de onderhandelingen over een nieuw contract hierdoor vertraging hebben opgelopen.

Vervolgens gaat de heer **W. Dekker** over tot het antwoorden van de vraag van de heer **Arens** over zalmvoer. Hij deelt mede dat hij voor de volledigheid, naast Ierland en Chili, ook zal spreken over zalmvoer in Noorwegen en Amerika. Hij zegt dat Nutreco in principe in alle landen dezelfde eisen stelt aan haar grondstoffen. Daarnaast zijn de voedingsbehoeften van zalm overal hetzelfde. Nutreco moet echter per land en soms per regio wel rekening houden met lokale wetgeving en andere bijzondere omstandigheden. De heer **W. Dekker** besteedt vervolgens aandacht aan Nutreco's activiteiten in Chili. Hij zegt dat in Chili een gedeelte van het vismeel wordt vervangen door hele goede kwaliteit kippenmeel en bloedmeel. Nutreco had deze ook graag gebruikt in Europa maar de wetgeving hier maakt dat niet mogelijk. In Noord-Amerika en in Canada gebruikt Nutreco eiwitconcentraten van plantaardig materiaal van rassen die in Europa nog niet zijn goedgekeurd. De heer **W. Dekker** constateert dat, met betrekking tot de vervanging van vismeel, Nutreco de grootste vervanging kan doen in Canada waar zij gebruik kan maken van plantaardige eiwitconcentraten en van bloedmeel en diermeel. Volgens de heer **W. Dekker** illustreert dit dat Nutreco overal kan leveren omdat de behoeften van de zalm overal hetzelfde zijn. Pas later ontwikkelen zich verschillen per land. Zoals in Ierland, waar vis of vlees om onder het biologische certificaat te vallen, aan bepaalde eisen moet voldoen. De heer **W. Dekker** concludeert dat een Ierse zalm daarom ander voer krijgt dan een Noorse zalm.

De **Voorzitter** controleert of hij goed begrepen heeft dat het proces hetzelfde begint maar verschillend eindigt. De heer **W. Dekker** bevestigt dit en haalt ter illustratie nogmaals het voorbeeld aan over de per land verschillende wet- en regelgeving. Hij merkt op dat dit voor Nutreco vooral in Europa een grote zorg is, omdat de ontwikkelingen hier enorm achterlopen bij die in de rest van de wereld.

De Voorzitter dankt de heer **W. Dekker** en vraagt of er nog meer vragen zijn.

De heer **Dirkse** heeft een vraag over de paragraaf ten aanzien van R&D. Hij geeft aan dat hij als leek in de diervoederindustrie een goed beeld krijgt van hetgeen gebeurt op het gebied van R&D. Onder meer leest hij in deze paragraaf dat patent is aangevraagd op apparatuur ontwikkeld voor de commerciële productie van voerblokken.

Hij vraagt zich af hoe het gesteld is met het patent op de voedingsstoffen die door Nutreco worden gemaakt. Een andere vraag die hij stelt, handelt over de onderzoeksprogramma's. Drie elementen worden daarin genoemd: productie van visvoer, gezondheid van de vis en de voedingsbehoefte van de vis. De heer **Dirkse** mist echter de smaak van de vis, temeer omdat hij alle kweekproducten duidelijk minder van smaak vindt. Hij vraagt zich af of daar aandacht op wordt gevestigd en vraagt in hoeverre daar in de toekomst meer van te verwachten valt.

De Voorzitter dankt de heer **Dirkse** voor zijn vragen. De heer **W. Dekker** laat weten dat hij een discussie ten aanzien van patenten nog zeer recentelijk met de andere leden van de Raad van Bestuur en de onderzoeksdirecteur heeft gevoerd. Hij bericht dat Nutreco een aantal patenten heeft, maar dat die heel vaak zitten op het procesniveau (hoe het voer gemaakt wordt). Vervolgens legt hij uit dat wet- en regelgeving uit met name Europa ertoe leidt om niet te kiezen voor een patentaanvraag aangezien dan volledige openheid moet worden gegeven over de samenstelling van het betreffende product. Het verdient vaak de voorkeur om te zorgen voor een snelle introductie op de markt. Daarnaast legt de heer **W. Dekker** uit dat dit anders ligt als het gaat om patenten op ingrediënten. Als het daar om gaat, dan zal samenwerking moeten worden gezocht met bedrijven die het onderzoek op molecuul niveau zo doen dat daar patentaanvragen in zitten en dat Nutreco de applicatie daarvan kan gaan doen. Hij concludeert dan ook dat de vraag van de heer **Dirkse** een hele goede is. Voorts bericht hij dat Nutreco altijd iets hoopt te vinden dat goed te patenteren is. Daarnaast spreekt hij de wens uit om in de toekomst meer te gaan samenwerken met bedrijven die gespecialiseerd zijn in het ontwikkelen van ingrediënten en waarbij hij hoopt dat Nutreco daarbij de applicatie kan verzorgen. Tot slot merkt hij op dat wijzigingen in voersamenstellingen altijd gepaard gaan met proeven met smaakpanels om zo te bestuderen wat de consument daarvan vindt en om te bekijken of er een verbetering heeft plaatsgevonden voor wat betreft textuur en smaak.

De heer **Dirkse** vraagt zich verder nog af of ook samen wordt gewerkt met het research centrum in Wageningen. Daarnaast vraagt hij of de door Nutreco verkregen patenten op haar naam staan of op naam van andere bedrijven.

De heer **W. Dekker** meldt dat samenwerking met Wageningen wordt aangemoedigd en dat al veel samenwerkingsverbanden met Wageningen zijn aangegaan. Nutreco is echter wel een zeer internationaal bedrijf. Hij vertelt dat Nutreco veel phd's in dienst heeft, die afkomstig zijn van vele verschillende universiteiten over de hele wereld. Dit betekent dat samenwerking niet is beperkt tot de universiteit in Wageningen.

De Voorzitter dankt de heer **W. Dekker** en geeft het woord aan de heer **Bouter**.

De heer **Bouter** merkt op dat Nutreco geïnteresseerd is in de uitbreiding in de diervoedingssector. Op verschillende plaatsen in het jaarverslag leest hij dat er steeds meer aandacht komt voor de restproducten in de bio-dieselindustrie. Hij vraagt zich af of een acquisitie op dat terrein ook in het streven van Nutreco past. Hij stelt nog een vraag over pagina 54 van het jaarverslag waarin hij leest dat ING niet alleen een investeerder is, maar dat ING ook geadviseerd heeft over een niet doorgegane overname. Hij vraagt zich af op wat voor terrein die overname lag.

De heer **W. Dekker** begint met de beantwoording van de vraag over de overname. Hij vangt aan met te vertellen over de verdubbeling van het resultaat. Naar aanleiding van die verdubbeling waren er drie manieren om verder te handelen. Allereerst kon Nutreco een vergelijkbaar bedrijf als Nutreco proberen te kopen. Ook konden middelgrote acquisities worden verricht. Het derde scenario was om meer geld terug te geven aan aandeelhouders en daarbij Nutreco alleen maar organisch te laten groeien. Inmiddels is duidelijk dat gekozen is voor het tweede scenario. Voor de ingewijden was het duidelijk dat er anderhalf jaar geleden een bedrijf te koop was, dat zeer veel activiteiten had die passen in de strategie van Nutreco.
Nutreco heeft toen deelgenomen in het auctionproces, en tevens is er een due diligence onderzoek verricht. ING was daarbij als adviseur betrokken. Uiteindelijk heeft Nutreco besloten om dat bedrijf niet te kopen. Het eerste scenario viel daarmee ook af. Het tweede scenario wordt nu geïmplementeerd en Nutreco verwacht daar over tot drie tot vier jaar mee klaar te zijn.

De Voorzitter geeft vervolgens het woord aan de heer **J. Steinemann**.

De heer **J. Steinemann** bericht dat er geen interessante acquisities voor Nutreco zijn op het terrein van de biodieselindustrie en grondstoffen. Nutreco onderzoekt zeer intensief de nieuwe grondstoffen die op de markt zijn. Dit gebeurt niet alleen in Nederland, niet alleen in Europa maar over de hele wereld. Hij vertelt dat de expertise van Nutreco zich met name op het terrein van het kennen en beschikbaar maken van informatie rond nieuwe opkomende bijproducten bevindt. Nutreco investeert echter niet in productie van bijproducten; Nutreco gebruikt die producten. Nutreco maakt de productie efficiënter, niet alleen op zichzelf maar ook voor wat betreft de totstandkoming van andere producten. Nutreco richt zich derhalve niet zozeer op de grondstofproductie. De expertise van Nutreco is ook niet gelegen in het produceren van grondstoffen die Nutreco wenst te benutten.

Vervolgens neemt de heer **Koster** het woord. Hij vertelt dat hij agrariër is. Daarna complimenteert hij Nutreco met het behaalde resultaat. Graag wil hij iets vertellen over de prijzen op de markt. Hij meent dat er veel flauwekul hierover wordt bericht. Hij meent dat prijzen van bijvoorbeeld graan nauwelijks zijn gestegen. Met name door globalisering zijn de prijzen van eindproducten hard gestegen. Hij noemt als voorbeeld de prijs van bier. In 1957 kostte een glas bier NLG 0,25. Inmiddels kost een glas bier twee euro, terwijl gerst maar 0,25 euro kost. Ook uit hij kritiek op verhalen over duurzaamheid. Daarnaast meent hij dat globalisering debet is aan deze stijgende prijzen en focus op duurzaamheid.

De heer **W. Dekker** antwoordt op de reactie van de heer **Koster**. Hij meent zich te herinneren dat de heer **Koster** ook in eerdere jaren vergelijkbare opmerkingen heeft gemaakt. Hij dankt de heer **Koster** met de door hem gemaakte complimenten. De heer **W. Dekker** vervolgt met te vertellen dat in een gemiddeld gezin in Nederland er steeds minder geld wordt uitgegeven voor voedsel. Als gepraat wordt over pluimvee, dan kan volgens hem geconstateerd worden dat veel graan in de wereldmarkt wordt verkocht tegen een hoge prijs. Hiervoor wordt relatief goedkope mengvoer teruggekocht. Daarnaast gaat hij in op de stijgende prijzen en bericht hij dat hij verheugd is dat de primaire sector weer eens een fatsoenlijke winst heeft. Tot slot gaat hij in op de discussie over duurzaamheid en productie. Volgens hem zit het westen in een enorme spagaat. Aan de ene kant moet voedsel zo ambachtelijk mogelijk geproduceerd worden.

Aan de andere kant hoor je van de levensmiddelenindustrie dat voedsel nog nooit zo goedkoop en zo voedselveilig geproduceerd werd. Indien men gaat kiezen voor biologische landbouw dan is dat volgens hem uitstekend, mits daar een acceptabele prijs voor betaald wordt. Aan de andere kant zal technologie daar toch een grote rol in blijven spelen.

De Voorzitter dankt de heer **W. Dekker** en geeft het woord aan mevrouw **Van Lakerveld**.

Mevrouw **Van Lakerveld** zegt het eens te zijn met de heer **W. Dekker** als het gaat om duurzaamheid. Duurzaamheid is volgens haar geen hype. Ze heeft een aantal vragen over het CSR rapport van Nutreco. In het rapport over 2006 wordt uitgebreid stil gestaan bij Key Performers Indicators ("KPI's"). Volgens dit rapport zouden die in ontwikkeling zijn. Op pagina 7 van het rapport over 2007 wordt aangegeven dat Nutreco niet is toegekomen aan het vormen van deze KPI's.

KPI 's bieden stakeholders als VBDO de mogelijkheid de voortgang van Nutreco op CSR gebied bij te houden en geven duidelijk de richting en de doelen van Nutreco voor wat betreft CSR aan. VBDO vraagt zich af wat nu de status is van de KPI's. Een andere vraag die zij stelt, handelt over een aantal positieve voorbeelden en initiatieven die in het rapport naar voren komen. Ze vraagt zich echter af of het nu best practices of ondernemingsbrede initiatieven betreft. In het eerste geval zou VBDO graag zien dat deze best practices worden gedeeld met en geïmplementeerd worden in andere divisies van Nutreco. Door de huidige manier van rapporteren worden volgens haar de neutraliteit en de compleetheid als principes van het rapport aangetast. VBDO wil aldus graag weten of het hier best practices betreft, hoe Nutreco zorgt dat deze best practices bij andere divisies worden geïntroduceerd en of de verslaggeving wat dit betreft in het volgende jaar beter kan.

De heer **W. Dekker** merkt op te hebben aangekondigd KPI's in te voeren en daarover te rapporteren. Nutreco bevindt zich in een hele dynamische omgeving en de grootste valkuil is dat vanuit de Nederlandse divisie doelstellingen worden gedefinieerd die uiteindelijk niet in de gehele organisatie zouden worden nageleefd. Hij zegt dat hij op dit moment initiatieven op het terrein van maatschappelijk verantwoord ondernemen erg waardeert. De realiteit is echter dat centrale aansturing erg lastig is, nu het voornamelijk op lokaal niveau ten uitvoer moet worden gebracht. Zo heeft de Skretting organisatie in Noorwegen een eigen duurzaamheidsverslag uitgebracht. Dat werkt ook beter volgens de heer **W. Dekker**. Meer in het algemeen merkt hij op dat een van de belangrijkste doelgroepen voor dit verslag de eigen medewerkers zijn. Voor het overige valt de respons altijd erg tegen. Het is een "box ticking exercise" om hoog te scoren in ranglijstjes maar uiteindelijk wil Nutreco laten zien hoe werknemers binnen de organisatie daar invulling aan geven. De consequentie hiervan is dat het niet echt als best practice gezien kan worden maar veel meer als bron van inspiratie.

Mevrouw **Van Lakerveld** merkt op dat CSR geïntegreerd zou moeten zijn in het beleid, hetgeen ook uit de presentatie blijkt. Daardoor moet volgens haar het people planet profit idee overal in terugkomen en KPI's zijn daar een key in. Zij spreekt de wens uit om KPI's voor elke divisie apart te formuleren zodat daadwerkelijk het geïntegreerde deel van CSR in het Nutreco beleid duidelijk wordt uitgedragen.

De heer **W. Dekker** merkt op dat hij het niet oneens is met mevrouw **Van Lakerveld**. Op dit moment vindt echter binnen Nutreco de discussie plaats om een aantal corporate KPI's te formuleren en daarnaast te zorgen dat er een aantal KPI's is op het niveau van de werkmaatschappijen.

Mevrouw **Van Lakerveld** vraagt zich af of nu niet kan worden aangegeven wanneer die KPI's dan worden geformuleerd?

De heer **W. Dekker** antwoordt dat nu wordt nagedacht om zinvolle KPI's te formuleren. Hij bericht dat morgenavond toevallig het top managementteam hierover vergadert. Hij vult dit nog aan door te zeggen dat het erg leeft binnen Nutreco.

Vervolgens deelt **de Voorzitter** mede dat het aantal aanwezige aandeelhouders en gevolmachtigden 149 bedraagt. Het aantal stemgerechtigde aandelen dat op de vergadering aanwezig of vertegenwoordigd is, is 16.889.553 verdeeld in 10.648.053 gewone aandelen en in 6.241.500 cumulatief preferente aandelen A. In totaal zijn er 34.868.682 uitstaande stemgerechtigde gewone aandelen. Dat betekent dat er 30,5% van die groep aanwezig is. Van de cumulatief preferente aandelen A is 100% aanwezig.

4. Jaarrekening 2007

4.1 Vaststelling van de jaarrekening

De Voorzitter deelt mede dat de grondslagen voor de opstelling van de geconsolideerde jaarrekening, de geconsolideerde balans en winst- en verliesrekening, de geconsolideerde kasstroom, de toelichting op de geconsolideerde overzichten en de overige gegevens zijn opgenomen op pagina's 80 tot en met 164 van het jaarverslag 2007. Voorts deelt hij mede dat de jaarrekening 2007 is gecontroleerd door KPMG Accountants, de accountant van de Vennootschap. Daarnaast bericht hij dat de goedkeurende verklaring terzake is opgenomen op pagina´s 165 en 166 van het jaarverslag 2007 en conform het bepaalde in de Corporate Governance Code de externe accountant aanwezig is om eventuele vragen betreffende zijn goedkeurende verklaring te beantwoorden.

Hij vervolgt dat een door de Raad van Commissarissen en de Raad van Bestuur en de externe accountant getekend exemplaar van het jaarverslag 2007 in de zaal beschikbaar is bij de Secretaris van de Vennootschap. De jaarrekening 2007 werd conform artikel 26 van de statuten door de Raad van Commissarissen goedgekeurd en ligt nu ter vaststelling door deze vergadering voor.

De Voorzitter informeert of er vragen zijn. Aangezien er geen vragen zijn, verzoekt hij de aandeelhouders gebruik te maken van de stemkastjes. Na een uitleg over het gebruik van de stemkastjes wordt er gestemd, waarna **de Voorzitter** constateert dat de vergadering de jaarrekening 2007 met 16.025.921 stemmen voor, 1 stem tegen en 177.134 onthoudingen heeft vastgesteld.

4.2 Voorstel tot uitkering van dividend

Conform het dividendbeleid zoals goedgekeurd op de AVA van 2006 wordt een totaal dividend voorgesteld van 1,64 euro per gewoon aandeel over het in de periode van 1 januari 2007 tot en met 31 december 2007 gerealiseerde netto resultaat uit continuing operations, toekomend aan de houders van gewone aandelen, exclusief impairment en boekwinsten en -verliezen op af te stoten bedrijfsonderdelen. In 2006 werd een bedrag van 1,60 euro per gewoon aandeel uitgekeerd. De pay out bedraagt net als in 2006 45%. Van het totaaldividend van 1,64 euro per gewoon aandeel heeft de Vennootschap reeds als interimdividend uitgekeerd een bedrag van 0,35 per gewoon aandeel in augustus 2007. Het slotdividend bedraagt dus 1,29 per gewoon aandeel en de ex-dividenddatum zal zijn 17 april 2008. Conform artikel 30 lid 2 van de statuten van de Vennootschap stelt de Raad van Bestuur met goedkeuring van de Raad van Commissarissen voor het slotdividend van 1,29 euro per gewoon aandeel naar keuze van de aandeelhouders, hetzij in contanten, hetzij in de vorm van gewone aandelen, in het kapitaal van de Vennootschap uit te keren. De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 2 mei 2008 na beurs worden vastgesteld op basis van het gewogen gemiddelde van de aandelenkoers op de laatste drie dagen van de keuzeperiode, namelijk 29 en 30 april en 2 mei 2008. Zowel het contante dividend als het stockdividend zullen ter beschikking van de houders van gewone aandelen worden gesteld op 8 mei 2008. De waarde van het slotdividend in gewone aandelen zal, een afrondingsverschil daargelaten, gelijk zijn aan die van het contante dividend. De aandelen benodigd voor het slotdividend werden of zullen worden ingekocht. Dat is goed voor de winst per aandeel. De nieuwe gewone aandelen zijn gerechtigd tot dividend over het boekjaar 2008 en volgende jaren.

De Voorzitter constateert dat er geen vragen zijn en verzoekt de aandeelhouders gebruik te maken van de stemkastjes. **De Voorzitter** constateert dat de vergadering het voorgestelde dividend met 16.741.844 stemmen voor, 387 stemmen tegen en 470 onthoudingen heeft vastgesteld.

5. Corporate Governance: samenvatting van het Corporate Governance beleid

De Voorzitter verwijst naar het Corporate Governance hoofdstuk in het jaarverslag 2007 op de pagina's 50 tot en met 64 met toelichting over het beleid inzake Corporate Governance aan de hand van de best practices uit de Nederlandse Corporate Governance Code.

Sedert de statutenwijziging van 2006 die betrekking had op de afschaffing van de bijzondere meerderheid die nodig was voor benoemingen, schorsing of ontslag van een bestuurder of commissaris, is de Vennootschap nu geheel compliant met de best practices uit de Nederlandse Corporate Governance Code, waarbij aangemerkt dient te worden dat de Vennootschap gebonden is door de lopende arbeidsovereenkomsten voor onbepaalde duur met de leden van de Raad van Bestuur die, zoals bekend, allen al in dienst kwamen van de Vennootschap vóór de invoering van de Code. **De Voorzitter** vraagt of er vragen zijn.

De heer **Metske** wenst een opmerking te plaatsen bij de paragraaf over Corporate Governance uit het jaarverslag. Hij merkt op dat een van de redenen die ten grondslag ligt aan hoge vergoedingen is dat de vier jaar die de Corporate Governance Code veronderstelt bij de benoeming, afwijkt van de onbepaalde duur van de arbeidsovereenkomst. De institutionele partijen zijn al door de Tweede Kamer uitgenodigd om te praten over wat zij kunnen betekenen in het kader van deze lopende discussie. Dat is in april vorig jaar en ook april van dit jaar gebeurd. Hij geeft aan dat het kabinet heeft nagedacht over fiscale maatregelen. Hij merkt op dat het erop lijkt dat op grond van het Burgerlijk Wetboek de leden van de Raad van Bestuur hun arbeidsrechtelijke bescherming zullen verliezen. Hij deelt mede dat dit punt nadrukkelijk op de agenda van de Raad van Commissarissen zou moeten staan. Op het moment dat het goed gaat moeten de belangen van de Vennootschap parallel lopen met de belangen van de leden van de Raad van Bestuur. Maar het moet ook zichtbaar zijn wanneer het fout gaat. Hij zegt dat hij dit punt graag vooraf aan de orde wenst te stellen. Voorts meldt hij dat de reden waarom hij dit punt nu aan de orde stelt, is dat Eumedion aan tafel heeft gezeten met de Secretaris van de Vennootschap en een collega van de afdeling Investor Relations. Hij zegt dat dit onderwerp toen nog niet echt bespreekbaar was.

De Voorzitter merkt op dat het wegnemen van de gerechtelijke bescherming van iemand bij niet-presteren niet lichtvaardig moet worden opgevat. Voorts deelt hij mede dat hierover in de Raad van Commissarissen nog niet is gesproken. Hij bericht dat het te voeren beloningsbeleid is gericht op een betaling bij goede prestatie. In Nederland is in het verleden beloning bij goede prestatie nog wel eens op één hoop gegooid met beloning bij slechte prestatie. Beloning bij slechte prestatie hoort echter niet het geval te zijn. Hij zegt dat Nutreco daaraan voldoet, aangezien alleen een beloning wordt toegekend als er boven de mediaan wordt gepresteerd. Hij vraagt zich echter af wat nu onder niet-presteren moet worden verstaan, met name in het licht van het ontnemen van burgerrechtelijke bescherming. Dit betreft een onderwerp dat nog in de Raad van Commissarissen moet worden besproken. Daarna geeft **de Voorzitter** het woord aan de heer **J.M. de Jong**.

De heer **J.M. de Jong** geeft aan dat over dit thema is gesproken en dat waarschijnlijk in de meeste bestuurskamers over dit thema al van gedachten is gewisseld. De gedachte dat je presteren en belonen aan elkaar koppelt is een gedachte die Nutreco graag ondersteunt. Hij geeft aan dat bepaalde wetgeving het op dit moment niet mogelijk maakt hier zomaar veranderingen in aan te brengen. Allereerst zal een discussie met de wetgever moeten worden aangegaan om veranderingen te bewerkstelligen. Aan die discussie wenst Nutreco graag mee te doen. Hij merkt op dat het een ander punt is om alvast op eventuele nieuwe wetgeving vooruit te lopen. Dit heeft het gevaar in zich dat dit een buitengewoon slechte relatie met de statutaire directie tot gevolg kan hebben en dat het aantrekken van een eventuele nieuwe directeur niet bevordert.

De heer **Metske** benadrukt dat institutionele partijen erg hechten aan het feit dat bepaalde arbeidsvoorwaarden wel degelijk ter discussie moeten kunnen staan. Hij merkt op dat Eumedion in ieder geval overtuigd is van het feit dat de huidige kantonrechterformule eigenlijk op voorhand al leidt tot heel hoge ontslagvergoedingen op momenten dat het niet uitkomt. Hij zegt dat dat het punt van discussie is. Hij vraagt zich af of de Raad van Commissarissen die discussie ook met Eumedion wenst te voeren. Hij zegt daarbij dat hij het eens is met het feit dat het inderdaad de verantwoordelijkheid van Nutreco zelf is om goede bestuurders te vinden.

De Voorzitter dankt de heer **Metske** voor zijn betoog en geeft aan hier de nodige aandacht aan te zullen besteden.

6. Decharge

6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid

De Voorzitter deelt mede dat conform de statuten wordt gevraagd decharge te verlenen aan de Raad van Bestuur voor het in 2007 gevoerde beleid. Omdat er op dit punt geen vragen van aandeelhouders zijn, verzoekt **de Voorzitter** de aandeelhouders over te gaan tot stemming en gebruik te maken van de stemkastjes. **De Voorzitter** constateert dat de vergadering met 15.961.395 stemmen voor, 146 stemmen tegen en 98.754 onthoudingen dit agendapunt heeft aangenomen.

6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

De Voorzitter deelt mede dat conform de statuten wordt gevraagd decharge te verlenen aan de Raad van Commissarissen voor het in 2007 uitgeoefende toezicht. **De Voorzitter** informeert of er vragen zijn.

De heer **Metske** geeft aan de verantwoordelijkheid van de leden van de Raad van Commissarissen daadwerkelijk onder de aandacht te brengen. Volgens het jaarverslag is de maximale hoogte van de korte en lange termijn bonussen gedurende het jaar aangepast. Hij bericht dat dit ook het geval is bij DSM en Reed Elsevier. Bij deze twee vennootschappen betrof het echter kleine wijzigingen, maar toch is besloten om dit ter stemming voor te leggen. Hij geeft aan dat deze wijzigingen worden beschouwd als materiële wijzigingen in het licht van Corporate Governance en vraagt zich af waarom de wijzigingen bij Nutreco niet ter stemming worden voorgelegd. Daarnaast vraagt hij zich af of Nutreco in toekomstige situaties dit wel ter stemming wil voorleggen.

De heer **J.M. de Jong** geeft aan dat in 2005 het beloningsbeleid besproken is met de vergadering en dat daarin de systematiek van de vaste beloning, de korte termijn beloning en de lange termijn beloning is vastgesteld. Beschreven is toen dat voor de bepaling en de vaststelling van de salarissen en van de korte termijn beloningen én de lange termijn beloningen er een vergelijking zal plaatsvinden met een peer group. Hij zegt dat die peer group is voorgesteld aan de vergadering en is vastgesteld in 2005. Hierdoor wordt de Raad van Bestuur steeds beloond naar de mediaan van die peer group. Ingevolge de toestemming en de afspraken en de goedkeuring door de vergadering zijn in 2007 aanpassingen doorgevoerd. Hiermee is het lange termijn niveau omlaag gegaan, aangezien inmiddels bleek in de mediaan dat die niveaus omlaag zijn gebracht. Verder deelt hij mede dat het korte termijn beloningselement, de bonus, omhoog is gebracht. Daarnaast is niets veranderd. Hij geeft daarbij aan dat de aanpassingen zijn doorgevoerd waarbij de grenzen van de bevoegdheid niet te buiten zijn gegaan.

De Voorzitter merkt daarbij op dat het eerder voorgelegde beleid nu wordt uitgevoerd.

De heer **Van Keimpema** geeft aan dat de peer group een vreemde is. Hij vraagt zich af wat een kapitaalgoederenonderneming als SBM met Nutreco gemeenschappelijk heeft, behalve internationaal werk. Aangezien nu het voorstel is om een andere peer group vast te stellen waar eigenlijk nog niet bekend is welke mediaan er is, meent hij dat die ondernemingen nog niet duidelijk vastgesteld zijn. Hij deelt mede dat hij het onduidelijk vindt om de onderste zes van de AEX en de bovenste zes of zeven van de AMX te nemen. Hij geeft aan dat hij al eerder vroeg naar de band tussen de beloning en de strategische doelstellingen. Hij zegt dat er geen duidelijk verband bestaat en dat waarschijnlijk zal worden geantwoord dat dit met concurrentieoverwegingen te maken heeft. Hij geeft aan dat de peer group eigenlijk uit de concurrenten zou moeten bestaan. Verder bericht hij dat de VEB zich voor wat betreft dit agendapunt zou willen onthouden van stemming, nu Nutreco zich er te gemakkelijk van af maakt.

De heer **J.M. de Jong** deelt mede dat de nieuwe peer group ter stemming wordt voorgelegd. Verder geeft hij aan dat op de vergadering in 2005 een zeer uitvoerige toelichting is gegeven op de totstandkoming van de peer group. Hij legt voorts uit waarom die samenstelling bestaat uit ogenschijnlijk heel andere ondernemingen dan Nutreco. Daarbij geeft hij tevens aan welke vennootschappen zullen worden toegevoegd aan de peer group, wanneer een vennootschap uit de peer group van de beurs gaat of wordt overgenomen. Hij deelt mede dat het problematisch is dat inmiddels zoveel vennootschappen beginnen af te vallen. Dit heeft geleid tot een nieuw voorstel.

Omdat er op dit punt geen overige vragen van aandeelhouders meer zijn, verzoekt **de Voorzitter** de aandeelhouders over te gaan tot stemming en gebruik te maken van de stemkastjes. **De Voorzitter** constateert dat de vergadering met 16.547.176 stemmen voor, 695 stemmen tegen en 194.653 onthoudingen dit agendapunt heeft aangenomen. Voordat **de Voorzitter** overgaat naar het volgende agendapunt dankt hij de accountants van KPMG, de heren **Kreukniet** en **Regouw**, voor hun aanwezigheid.

7. Remuneratie

7.1 Raad van Bestuur: vesting van de prestatiegebonden aandelen toegekend in 2006

Voor dit agendapunt geeft **de Voorzitter** het woord aan de heer **J.M. de Jong**, Voorzitter van het Remuneration Commitee.

De heer **J.M. de Jong** dankt **de Voorzitter** en deelt mede dat door de bijna halvering van de omvang van de Vennootschap als gevolg van de divestment van Marine Harvest in 2006, de Vennootschap in een situatie verkeerde die zeer moeilijk met het recente verleden was te vergelijken. Daarom werd op de AVA van 18 mei 2006 een voorstel aangenomen tot voortijdige beëindiging van de lopende LT stimuleringsprogramma's en werd ook een voorstel aangenomen tot instelling van een uitsluitend voor de Raad van Bestuur geldend tussentijds meerjarig stimuleringsplan (LTI) voor het jaar 2006. Aan de CEO werden 30.000 prestatiegebonden aandelen toegekend en aan de COO en CFO elk 20.000 prestatiegebonden aandelen. Overeengekomen werd dat de Raad van Commissarissen op de AVA van 2008 verslag zou doen over de uiteindelijke vesting van voormelde prestatiegebonden aandelen, en dat het jaar 2006 verder gebruikt zou worden om een nieuw permanent LT stimuleringsprogramma uit te werken. Dat laatste is gebeurd en goedgekeurd in de AVA van 2007. De heer **J.M. de Jong** merkt op dat vesting van de prestatiegebonden aandelen van het interimplan 2006 afhankelijk was van de volgende voorwaarden:

(i) prestatiedoelstellingen: de met de Raad van Commissarissen overeengekomen prestatiedoelstellingen hadden betrekking op de afronding van het strategische plan "Rebalancing for Growth" en de ontwikkeling van een nieuwe strategie;
(ii) vesting is afhankelijk van een voortgezet dienstverband van ten minste twee jaar;
(iii) er geldt een lock-up periode van vijf jaar vanaf de vestingdatum waarbij alleen aandelen mogen worden verkocht om te voldoen aan de op deze aandelen betrekking hebbende fiscale verplichtingen; en
(iv) de aandelen kwamen in aanmerking voor dividend en kapitaalterugstortingen over het jaar 2006 en volgende.

De heer **J.M. de Jong** merkt voorts op dat de met de Raad van Commissarissen overeengekomen prestatiedoelstelling betrekking had op de uitvoering van het strategische plan "Rebalancing for Growth" na de verkoop van het 75% belang van de Vennootschap in Marine Harvest. Deze transactie is succesvol afgerond op 29 april 2006. Sindsdien is het accent verschoven van "Rebalancing" naar "Growth". Om de voorgenomen groei te realiseren waren er drie mogelijke trajecten:
(i) één grote acquisitie;
(ii) verscheidene middelgrote acquisities; of
(iii) een groter aantal kleine acquisities.

De Raad van Bestuur heeft al deze opties grondig onderzocht en dit onderzoek heeft geresulteerd in twee middelgrote acquisities (met name de animal nutrition activiteiten van Maple Leaf Foods en de acquisitie van premix fabrieken van BASF in acht verschillende landen) en verscheidene kleinere acquisities in de visvoer (Japan en de USA) en premix businesses (Mexico en Turkije). Naast groei door acquisities, heeft de Vennootschap ook een aantal investeringsprojecten in bestaande vestigingen opgestart. Ten slotte werd de kapitaalstructuur van de Vennootschap herzien en aangepast door de uitkering van een "superdividend" van 9 euro bruto per aandeel in 2006, kapitaal-terugstorting van 5 euro per gewoon aandeel in 2007 en aandelen-inkoopprogramma's voor circa 67 miljoen euro.

De heer **J.M. de Jong** geeft aan dat al deze acties hebben geresulteerd in een omzet uit 'continuing operations' die boven de 4 miljard euro is uitgekomen met een EBITA van 155 miljoen euro, het op een na hoogste niveau uit de geschiedenis van de Vennootschap. Vóór de verkoop van Marine Harvest in 2006 bedroeg de omzet 3,2 miljard euro en de EBITA 112 miljoen euro. De heer **J.M. de Jong** merkt op dat de Raad van Commissarissen voorts voornemens is per 18 mei 2008 vesting van de toegekende prestatieaandelen toe te staan. De lock-up verplichting van vijf jaar duurt voort tot 18 mei 2013, met een vrijstelling voor verkoop van aandelen ter voldoening van belastingverplichtingen na vesting van deze prestatiegebonden aandelen. Het beleid van de Vennootschap voorziet in de afstemming van de bezoldigingen op het mediaanniveau van de markt.

Aan het einde van 2007 heeft een externe consultant een benchmarkstudie uitgevoerd waaruit bleek dat er afwijkingen waren van het vennootschappelijke beleid dat voorziet in afstemming van de bezoldigingen op het mediaanniveau van de markt. Tot slot merkt de heer **J.M. de Jong** op dat voorstel van het Remuneration Committee per 1 januari 2008 de Raad van Commissarissen de volgende aanpassingen goedkeurde:

- een verhoging van de maximale hoogte van de bonus van 75% tot 90% van het jaarsalaris voor de CEO en van 60% tot 75% voor de COO en CFO; en
- een verlaging van de economische waarde op jaarbasis van de uit hoofde van het LT stimuleringsplan toe te kennen prestatiegebonden aandelen van 100% van het jaarsalaris voor de CEO naar 85% en van 95% van het jaarsalaris voor de COO en de CFO naar 80%.

De Voorzitter informeert of er vragen zijn. Aangezien er geen vragen meer zijn, gaat **de Voorzitter** over tot het tweede onderdeel van dit agendapunt.

7.2 Raad van Bestuur: invoering van een nieuwe salaris peer Group

Voor dit agendapunt geeft **de Voorzitter** het woord aan de heer **J.M. de Jong**.

De heer **J.M. de Jong** deelt mede dat het beleid van de Vennootschap inzake remuneratie van de Raad van Bestuur is de leden van de Raad van Bestuur te belonen op de mediaan van de markt. Hiervoor is een groep van vergelijkbare bedrijven (peer group) samengesteld aan de hand waarvan de bezoldiging van de Raad van Bestuur wordt bepaald. De peer group bestaat sedert de goedkeuring ervan op de AVA van 2005, zoals aangepast op de AVA van 2006, uit de volgende 11 ondernemingen: Corporate Express, CSM, Hagemeijer, Océ, Numico, Randstad, Stork, Vedior, SBM Offshore, Wessanen en Wolters Kluwer. Dit zijn 4 AEX-ondernemingen en 7 AMX-ondernemingen. De heer **J.M. de Jong** wijst er op dat een aantal van de ondernemingen uit de peer group, namelijk Hagemeijer, Numico, Stork en Vedior, inmiddels niet langer aan de beurs is genoteerd, of het voorwerp uitmaakt van een openbaar overnamebod. De heer **J.M. de Jong** deelt mede dat om deze reden wordt voorgesteld de bedrijven uit de peer group niet langer te vermelden en de peer group te herdefiniëren. Voorgesteld wordt om de salaris peer group samen te stellen uit een mix van de 7 laagst geplaatste ondernemingen op basis van omvang uit de AEX index en de 8 hoogst geplaatste ondernemingen op basis van omvang uit de AMX index zoals te zijner tijd gepubliceerd door Euronext Amsterdam N.V., met uitsluiting van financiële instellingen en onroerendgoedondernemingen en zonder de ondernemingen nader met naam te vermelden.

De heer **J.M. de Jong** merkt op dat het resultaat van deze herdefiniëring is dat, waar tot nu toe individuele wijzigingen leiden tot de noodzaak van een aandeelhoudersbesluit, in de toekomst wijzigingen in de peer group automatisch worden meegenomen. Aan de hand van deze nieuwe peer group zal jaarlijks, en voor het eerst in 2009 de mediaan worden bepaald die de referentiebasis vormt voor de bezoldiging van de Raad van Bestuur. Een externe consultant heeft uitgerekend dat de voorgestelde herdefinitie van de peer group nauwelijks effect heeft op het bezoldigingsniveau.

De Voorzitter informeert of er nog vragen zijn.

De heer **Van Keimpema** vraagt zich af of nu achteraf kenbaar is welke peer group wordt gebruikt om de mediaan vast te stellen.

De heer **J.M. de Jong** geeft aan dat dit automatisch zal verschijnen in het jaarverslag. Hij deelt mede dat het mogelijk is dat ten dele andere namen te zien zijn als aan het einde van het jaar blijkt dat een bepaalde onderneming niet meer qua omvang in de peer group past. Het grote voordeel hiervan is dat gewerkt kan worden met een stabiele peer group, waarbij echter wel eens een naam kan veranderen.

De heer **Van Keimpema** geeft aan het jammer te vinden dat de peer group weinig met de handel van Nutreco heeft te maken.

De heer **J.M. de Jong** geeft aan dat in 2005 de wijze van totstandkomen van de peer group uitvoerig is toegelicht.

De Voorzitter constateert dat er geen vragen meer zijn en vraagt de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert dat de vergadering met 12.829.388 stemmen voor, 2.323 stemmen tegen en 3.910.598 onthoudingen dit agendapunt heeft aangenomen.

8. Benoeming van KPMG Accountants N.V. als externe accountant

De Voorzitter deelt mede dat op aanbeveling van het Audit Committee wordt voorgesteld KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend bij de afsluiting van het boekjaar 2009. **De Voorzitter** geeft aan dat er meestal goedkeuring wordt gevraagd over het lopende jaar. Dit laatste is echter nadelig ingeval in het lopende jaar de goedkeuring niet wordt gegeven, om welke reden Nutreco, net als op eerdere vergaderingen, nu voor het jaar 2009 de goedkeuring vraagt. KPMG Accountants N.V. zal bij deze opdracht worden vertegenwoordigd door de heer Rob Kreukniet die de verantwoordelijke partner is.

De Voorzitter vraagt of er over de benoeming van KPMG Accountants N.V. als externe accountant van de Vennootschap vragen zijn. **De Voorzitter** constateert dat er geen vragen zijn en vraagt de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 16.738.044 stemmen voor, 2.028 stemmen tegen en 1.203 onthoudingen KPMG Accountants N.V. als externe accountant van de Vennootschap voor een periode eindigend bij de afsluiting van het boekjaar 2009 heeft benoemd.

9. Voorstel tot het gebruik van het Engels als enige taal voor de publicatie van het jaarverslag en van de jaarrekening en de overige gereglementeerde informatie over het jaar 2008 en volgende

De Voorzitter legt uit dat dit punt van de agenda het gebruik van het Engels als enige taal voor de publicatie van het jaarverslag en van de jaarrekening en de overige gereglementeerde informatie over het jaar 2008 en volgende betreft. Voor de Vennootschap betekent dit een belangrijke verlichting van de administratieve en kostenlast. Hij geeft aan dat Nutreco wereldwijd actief is en dat de spreiding van het aandelenbezit internationaal is. Verder geeft hij aan dat Engels algemeen wordt aanvaard als de voertaal in het internationale handelsverkeer. Voorgesteld wordt om het besluit goed te keuren waarbij de Vennootschap wordt toegestaan om met ingang van de rapportering in 2009 over het verslagjaar 2008 het jaarverslag en de jaarrekening en de overige gereglementeerde informatie zoals onder meer de halfjaarlijkse financiële resultaten enkel in het Engels te publiceren. Daarbij laat **de Voorzitter** weten dat informatie in het Nederlands en het Engels laten controleren op de inhoud veel geld kost. Hij geeft aan dat het goed is om een keuze te maken tussen ofwel Nederlands ofwel Engels. Aangezien Engels nu eenmaal nodig is in de internationale omgeving waarin Nutreco opereert, is het voorstel om de keuze te houden op Engels. Hierbij bericht hij wel dat de jaarvergadering in het Nederlands zal worden blijven gehouden. Een uittreksel van het jaarverslag zal in de Nederlandse taal ter beschikking worden gesteld.

De heer **Koster** vraagt zich af hoeveel geld met dit voorstel nu daadwerkelijk kan worden bespaard.

De Voorzitter meent dat hier enige tonnen mee te besparen zijn. Daarnaast zal de Raad van Bestuur, de Raad van Commissarissen en een aantal staffunctionarissen zich niet meer hoeven bezig te houden met informatie in zowel het Nederlands als het Engels.
Bovendien, zo geeft **de Voorzitter** aan, is dit ook steeds meer het gebruik bij Nederlandse beursgenoteerde ondernemingen. Daarnaast benadrukt hij nog eens dat een Nederlandstalig uittreksel van het jaarverslag nog steeds verkrijgbaar is.

De heer **Koster** heeft begrip voor het argument van kostenbesparing maar hij geeft aan dat de bezoekers van deze vergadering voornamelijk bestaan uit oudere mensen die de Engelse taal niet allemaal even goed machtig zijn.

De **Voorzitter** benadrukt nogmaals dat een samenvatting van de belangrijke zaken in de Nederlandse taal verkrijgbaar is. Daarna constateert **de Voorzitter** dat er geen vragen meer zijn en vraagt de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert dat de vergadering met 16.733.791 stemmen voor, 7.016 tegen en 1.552 onthoudingen dit agendapunt heeft aangenomen.

10. Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten

10.1 Voorstel tot machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

De Voorzitter deelt mede dat overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot uitgifte van aandelen tot het maximum van het aantal aandelen als begrepen in het maatschappelijk kapitaal en tot het verlenen van rechten tot het nemen van aandelen. Voor de uitgifte van gewone aandelen wordt de bevoegdheid beperkt tot 10% van de uitstaande gewone aandelen ten tijde van de machtiging, welk percentage wordt verhoogd tot 20% in geval van fusie of acquisitie. Deze machtiging wordt mede gevraagd om de Raad van Bestuur toe te laten om tijdig en op een flexibele manier te reageren met betrekking tot de financiering van de Vennootschap. De duur van de gevraagde machtiging is 18 maanden, conform de huidige praktijk van Corporate Governance, beginnend na goedkeuring van het voorgestelde besluit. **De Voorzitter** deelt hierbij mede dat dit voorstel ieder jaar terugkeert.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 12.524.533 stemmen voor, 4.218.293 tegen en 87 onthoudingen dit agendapunt heeft aangenomen.

10.2 **Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden**

De Voorzitter zegt dat overeenkomstig artikel 9 van de statuten van de Vennootschap gevraagd wordt om de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot het beperken of uitsluiten van voorkeursrecht bij uitgifte van aandelen, conform artikel 96, Boek 2 van het Burgerlijk Wetboek. In overeenstemming met het voorstel onder 10.1 is de aanwijzing beperkt tot een periode van achttien maanden. **De Voorzitter** merkt op dat voor dit voorstel een meerderheid van ten minste 2/3 van de uitgebrachte stemmen vereist is indien minder dan 50% van het geplaatste kapitaal vertegenwoordigd is. Indien de helft of meer aanwezig of vertegenwoordigd is, volstaat een gewone meerderheid. **De Voorzitter** geeft aan dat 2/3 van de aanwezige stemmen benodigd is om het voorstel aan te kunnen nemen.

De Voorzitter geeft het woord aan de heer **Van Keimpema**.

De heer **Van Keimpema** geeft aan dat hij het betreurt dat de huidige aandeelhouders nu benadeeld worden. Voorts geeft hij aan dat de VEB tegen dit voorstel zal stemmen.

De Voorzitter zegt dat het praktisch is om deze bevoegdheid aan de Raad van Bestuur toe te kennen en dat dit al jaren bij Nutreco gebeurt.

Aangezien er verder geen vragen meer zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 12.441.924 stemmen voor, 4.299.750 stemmen tegen en 680 onthoudingen dit agendapunt heeft aangenomen.

11. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A

11.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

De Voorzitter merkt op dat overeenkomstig artikel 10 van de statuten van de Vennootschap gevraagd wordt de Raad van Bestuur machtiging te verlenen om, onder goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 Burgerlijk Wetboek, gewone aandelen en Cumulatief Preferente aandelen A vertegenwoordigende maximaal 10% van het geplaatste kapitaal van de Vennootschap te verkrijgen. Voor wat betreft de gewone aandelen wordt machtiging gevraagd om de gewone aandelen te verkrijgen voor een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door Euronext Amsterdam N.V. gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging. Deze machtiging tot inkoop geeft de Raad van Bestuur onder goedkeuring van de Raad van Commissarissen, de flexibiliteit om de verplichtingen na te komen betreffende aandelen gerelateerde beloningsplannen of anderszins. Voor wat betreft de Cumulatief Preferente aandelen A wordt machtiging gevraagd om Cumulatief Preferente aandelen A te verkrijgen voor een prijs per Cumulatief Preferent aandeel A liggend tussen de nominale waarde van de Cumulatief Preferente aandelen A en de intrinsieke waarde verhoogd met de verdisconteerde waarde van het nog, conform artikel 29.1 van de statuten van de Vennootschap tot aan 30 december 2010 verschuldigde rendement en met de bij de verkrijging te maken kosten. De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 16.739.558 stemmen voor, 996 stemmen tegen en 507 onthoudingen dit agendapunt heeft aangenomen.

11.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A

De Voorzitter legt uit dat indien en voor zover op grond van een besluit genomen conform agendapunt 11.1 er Cumulatief Preferente aandelen A zijn ingekocht, goedkeuring wordt gevraagd om de aldus ingekochte Cumulatief Preferente aandelen A in te trekken conform de wet en artikel 11 van de statuten van de Vennootschap en zodoende het geplaatste kapitaal van de Vennootschap te verminderen.

Dus als de aandelen worden ingekocht, is de wens het geplaatste kapitaal te laten verminderen.
Conform het bepaalde in artikel 11 van de statuten van de Vennootschap werd de vergadering van Cumulatief Preferente aandelen A verzocht om voorafgaand aan de AVA van 2008 haar goedkeuring te verlenen aan het voorstel tot intrekking van die Cumulatief Preferente aandelen A. Deze vergadering van houders van Cumulatief Preferente aandelen A heeft plaatsgevonden op 14 april jl. en heeft dit voorstel goedgekeurd. **De Voorzitter** merkt op dat de intrekking van die Cumulatief Preferente aandelen A van kracht wordt nadat het besluit tot intrekking is neergelegd ten kantore van het handelsregister en twee maanden zijn verstreken na de publicatie van het besluit tot intrekking in een landelijk verspreid dagblad mits schuldeisers hiertegen binnen die termijn geen verzet aantekenen.

De Voorzitter deelt mede dat voor dit voorstel een meerderheid van ten minste 2/3 van de uitgebrachte stemmen vereist is, indien minder dan 50% van het kapitaal vertegenwoordigd is. Dit laatste is het geval en een 2/3 meerderheid van de uitgebrachte stemmen is aldus vereist.

De Voorzitter constateert dat er geen vragen zijn en vraagt de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert dat de vergadering met 16.738.303 stemmen voor, 806 stemmen tegen en 810 onthoudingen dit agendapunt heeft aangenomen.

12. <u>Mededelingen en rondvraag</u>

De Voorzitter herinnert de vergadering er aan dat de vergadergerechtigden bij de informatiebalie een kaart in ontvangst konden nemen waarop kan worden aangegeven of toezending is gewenst van onder meer de notulen van deze vergadering. **De Voorzitter** nodigt de vergadering uit deze kaart ingevuld aan de informatiebalie af te geven of op te sturen aan de Vennootschap.

De Voorzitter informeert of er nog aandeelhouders zijn die het woord wensen.

De heer Dirkse neemt het woord en vraagt zich af waarom in de Noordelijke Noordzee zich een visvoervestiging bevindt.

De Voorzitter geeft het woord aan de heer **W. Dekker**.

De heer **W. Dekker** geeft aan dat deze vestiging zich bevindt op de Farøoer eilanden. Het betreft een saleskantoor. Verder geeft hij aan dat er ook boven de poolcirkel nog een fabriek is gebouwd namelijk in Stokmarknes op de Lofoten.

Daarna neemt de heer **Overdevest** het woord. Hij geeft aan dat hij graag ziet dat Nutreco zich blijft richten op duurzaam produceren. Voorts vraagt hij zich af of Nutreco niet ongerust is dat in de wereldzeeën in de toekomst geen vis meer te vinden is.

De Voorzitter geeft de heer **W. Dekker** het woord.

De heer **W. Dekker** geeft aan dat Nutreco zich zeker nog meer zal richten op duurzaamheid. Daarnaast geeft hij aan dat hij ook gaat bekijken hoe de focus op duurzaamheid gerapporteerd zal worden. Daarna reageert hij op de opmerking over een eventuele leegstand in de wereldzeeën. Hij geeft aan dat MSI, een initiatief van Unilever en het Wereld Natuurfonds, heeft geleid tot certificering van de visserij. MSI wordt nu ook gebruikt door Nutreco om te bekijken of de grondstoffen van Nutreco niet van eenzelfde certificaat zouden moeten kunnen worden voorzien.

De Voorzitter constateert dat er geen vragen meer zijn en dankt alle aanwezigen voor hun komst en belangstelling bij deze Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V. **De Voorzitter** deelt mede dat er nu een hapje en een drankje klaar staat. Tegen inlevering van de kaart die iedereen bij binnenkomst heeft ontvangen, zal een klein geschenk worden aangeboden.

13. <u>Sluiting</u>

De Voorzitter sluit de vergadering om 17.45 uur.

R. Zwartendijk	B. Verwilghen
Voorzitter	Secretaris van de Vennootschap

Nutreco Holding N.V.

Algemene Vergadering van Aandeelhouders


Fish Feed
Compound feed
Compound feed
Trouw Nutrition
HENDRIX UTD

Amsterdam | 15 april 2008

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

1. Opening

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2007

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

3. Verslag van de Raad van Bestuur over het boekjaar 2007

nutreco

Agenda

- **Financiële resultaten 2007**
- **Marktontwikkelingen**
- **Verdubbelen EBITA; 'Balancing the Growth' tot 2010**
- **Strategische agenda 2008**

nutreco

Uitstekende resultaten in 2007 en integratie acquisities op schema

- Omzetstijging 33% tot boven EUR 4 miljard met sterke autonome groei in alle bedrijfsonderdelen
- 32% hoger bedrijfsresultaat uit 'continuing operations' (EBIT)
- Integratie BASF premix-activiteiten en Maple Leaf Animal Nutrition op schema
- 'Nutreco Sourcing Initiative' geïmplementeerd en gestart in 2007
- Kapitaalstructuur geoptimaliseerd met acquisities van EUR 392 miljoen en kapitaalterugbetaling van EUR 171 miljoen
- De progressie in 2007 bevestigt dat Nutreco haar doelstelling om de 2006 EBITA in 2010 te verdubbelen kan realiseren

nutreco


Omzetontwikkeling
EUR x miljoen
Autonoom
+22%
Volume
+10%
305
Prijs
+12%
375
-31
Valuta
effecten
-1%
Overnames
+11%
341
3,031
4,021
2006
2007
nutreco


Omzet per region en segment
Omzet per regio (EUR 4,021 miljoen)
Vlees
22%
Visvoer
30%
Dier-
voeding
48%
EBIT per segment*
(EUR 173 miljoen)
Visvoer
41%
Vlees
13%
Dier-
voeding
46%
* excl. corporate
Omzet – Diervoeding
(EUR 1,949 miljoen)
EU
73%
Ander
Europa
6%
Rest
wereld
1%
Az.
Pacific
4%
Zuid
Amerika
1%
Noord
Amerika
15%
Omzet - Visvoer (EUR
1,193 miljoen)
Zuid
Amerika
20%
Az. Pacific
7%
Rest
wereld
1%
Noord
Amerika
8%
EU
21%
Ander
Europa
43%
nutreco

Mengvoer Europa



EUR miljoen	2007	2006	Δ %
Omzet	**1,031.8**	**770.5**	**33.9%**
EBITA*	**37.9**	**25.3**	**49.8%**
Bedrijfsresultaat (EBIT)*	**37.0**	**24.8**	**49.2%**
EBITA / Omzet	**3.7%**	**3.3%**	
Gemiddeld geïnv. vermogen (ACE)	**92.4**	**74.3**	
ROACE (EBITA/ACE)	**41.0%**	**33.8%**	

Operationele ontwikkelingen:

- Prijseffect op omzet gevolg van doorgeven hogere grondstofkosten +22%
- Volumegroei en toename marktaandeel in Nederland en hoge verkoop varkensvoer in Spanje
- Succesvolle herstructurering in 2006 droeg bij aan hoger resultaat

* Voor bijzondere posten

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Premix en speciaalvoer



EUR miljoen	2007	2006	Δ %
Omzet	**749.2**	**551.7**	**35.8%**
EBITA*	**38.7**	**28.0**	**38.2%**
Bedrijfsresultaat (EBIT)*	**37.2**	**27.0**	**37.8%**
EBITA / Omzet	**5.2%**	**5.1%**	
Gemiddeld geïnv. vermogen (ACE)	**178.5**	**132.7**	
ROACE (EBITA/ACE)	**21.7%**	**21.0%**	

Operationele ontwikkelingen:

- Sterke autonome groei in omzet; verkoopvolume +7%, prijzen +6%)
- Goede resultaten overnames; acquisitie-effect omzet +22% (Sloten, BASF-premix)
- Hogere resultaten gevolg van autonome groei, betere productmix en herstructurering

* Voor bijzondere posten

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Diervoeding Canada

EUR miljoen	2007
Omzet	167.5
EBITA*	9.2
Bedrijfsresultaat (EBIT)*	6.5
EBITA / Omzet	5.5%
Gemiddeld geïnv. vermogen (ACE)	270,7
ROACE (op jaarbasis)	8.2%

Operationele ontwikkelingen:

- Resultaten zijn geconsolideerd sinds 20 juli 2007
- Uitdagende markt voor varkensvoer als gevolg van lage varkensprijzen
- Voer voor melkvee- en kippen boekten goede resultaten

* Voor bijzondere posten

nutreco

Visvoer

EUR miljoen	2007	2006	Δ %
Omzet	1,192.9	990.8	20.4%
EBITA*	71.0	68.1	4.3%
Bedrijfsresultaat (EBIT)*	70.2	67.0	4.8%
EBITA / Omzet	6.0%	6.9%	
Gemiddeld geïnv. vermogen (ACE)	232.2	194.4	
ROACE (EBITA/ACE)	30.1%	33.9%	

Operationele ontwikkelingen:

- Hogere verkoopvolumes in visvoer resulteerden in 15% omzetgroei
- Doorberekening hogere grondstofprijzen +7% stijging in omzet
- Aanmerkelijke groei zalmvoerverkoop in Noorwegen; lagere groei in Chili als gevolg van gezondheidssituaties (ISA-virus)
- Sterke groei visvoer voor andere vissoorten (23% van totale omzet)

* Voor bijzondere posten

nutreco

Vlees en overige

EUR miljoen	2007	2006	Δ %
Omzet	**879.7**	**718.3**	**22.4%**
EBITA*	**22.3**	**15.4**	**44.8%**
Bedrijfsresultaat (EBIT)*	**21.8**	**15.3**	**42.5%**
EBITA / Omzet	**2.5%**	**2.1%**	
Gemiddeld geïnv. vermogen (ACE)	**148.1**	**52.5**	
ROACE (op jaarbasis)	**24.3%**	**30.0%**	

Operationele ontwikkelingen:

- Sterke resultaten SADA kippenactiviteiten in Spanje gevolg van toename vraag, meer hoogwaardige producten en hogere verkoopprijzen
- Varkensintegratie-activiteiten in Spanje negatieve beïnvloed door lagere varkensprijzen
- Broederij-activiteiten in Canada (eieren voor vaccinproductie) hebben goed bijgedragen sinds de overname op 20 juli; EUR 40 miljoen omzet, EBITA >5%

* Voor bijzondere posten

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Netto resultaat en WPA

EUR miljoen	2007	2006	Δ %
EBITDA	**197.1**	**155.5**	**26.8%**
Afschrijving	**41.9**	**39.8**	
EBITA	**155.2**	**115.7**	**34.1%**
Amortisatie	**6.2**	**2.4**	
EBIT van 'continuing operations'	**149.0**	**113.3**	**31.5%**
Netto financieringslasten/baten	**-10.1**	**7.6**	
Aandeel in resultaat van geassoc. deeln.	**0.8**	**0.5**	
Winstbelasting	**-26.4**	**-16.1**	
Winst voor de periode 'continuing operations'	**113.3**	**105.3**	**7.6%**
'Discontinued operations'	**7.4**	**415.2**	
WPA 'continuing operations'	**3.24**	**3.05**	**6.2%**
WPA totaal Nutreco	**3.46**	**15.18**	
Aantal uitstaande aandelen (gemid.)	**34.317**	**34.209**	

nutreco

Balans



EUR miljoen	31-12-07	31-12-06
Vaste activa	429	281
Immateriële activa	319	91
Overige vaste activa	95	82
Voorraden	342	235
Handelsvorderingen	585	437
Overige vlottende activa	15	94
Geldmiddelen- & kasequivalenten	208	579
Totaal	1,993	1,799
Netto werkkapitaal	177	67
Netto kas (schuld)	-290	237

EUR miljoen	31-12-07	31-12-06
Aandelenvermogen	651	750
Rentedragende schuld	498	342
Voorzieningen	35	27
Handelsschulden	750	605
Overige verplichtingen	59	75
Totaal	1,993	1,799

nutreco

Marktontwikkelingen wereldwijd

nutreco

Groei in een snel veranderende omgeving ...
Kansen & uitdagingen

- Groei bevolking van 6,6 naar 9,2 miljard in 2050
- Urbanisatie
- Groei inkomen
- Groei voedselconsumptie
- Biodiversiteit
- Klimaatverandering
- Duurzaamheid
- 'Feed, Food, Fiber & Fuel'

Per capita consumptie in 2005

	USA
Vlees	92 kg
'Seafood'	7 kg
Melk/melkproducten	272 kg
Eieren	254 st

(Bron: USDA)

nutreco

Stijgende grondstofprijzen voor diervoeding



USD/MT
Soybeans (US No.1, Yellow, US Gulf)
Wheat (US No.2, Hard Red Winter ord. Prot, US Fob Gulf)
Maize (US No.2, Yellow, U.S. Gulf)
500
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007

Gemiddelde prijs 2007 vs 2006
Sojabonen: +39%
Tarwe: +32%
Maïs: +34%

nutreco

Bron: FAO

Hogere prijzen vismeel en visolie



USD/MT
2250
2000
1750
1500
1250
1000
750
500
250
0
Peruvian Fish Oil (Omega) FOB
Peruvian Fish Oil (Aqua) FOB
Peruvian Fishmeal FOB
2002
2003
2004
2005
2006
2007
2008

Gemiddelde prijs 2007 vs 2006
Peruaanse vismeel: -5%
Peruaanse visolie (aqua): +31%

nutreco

Wereldwijde visvoerafzet voor gekweekte Atlantische en Pacific zalm 1998 - 2007



Miljoen MT
3.0
2.5
2.0
1.5
1.0
0.5
0
Gemiddelde jaarlijkse groei 8,7%
In 2007 bereikte Skretting een mijlpaal van 1 miljoen ton zalmvoer
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

nutreco

Source: Skretting



Verdubbelen EBITA
'Balancing the growth' tot 2010
nutreco

Nutreco – Waar komen we vandaan

Beursgenoteerd

- 2007 Overname BASF premix & MLAN
- 2004 Strategie 'Rebalancing for growth'
- 2000 Overname van Hydro Seafood
- 1999 Overname van Marine Harvest
- 1998 Overname van UTD / vorming Hendrix Meat Group
- 1997 Beursgang op Amsterdam Stock Exchange

Private equity

- 1994-97 Vorming van **Nutreco**

Onderdeel van BP Nutrition

- 1991-94 BP Nutrition desinvesteringsproces
- 1988 Trouw Chile (visvoer)
- 1975 Vorming van BP Nutrition

Familiebedrijf

- 1968 Nanta (mengvoer)
- 1951 Euribrid (broederij)
- 1937 Hendrix (mengvoer)
- 1931 Trouw (premix & visvoer)
- 1899 Skretting (visvoer)

nutreco

'Rebalancing for Growth' strategie

2003	
Vis & Vlees	50% van omzet 60% van geïnv.verm.
Voer	50% van omzet 40% van geïnv.verm.

→ 'Rebalancing for Growth' →

2007	
Vlees	16% van geïnv.verm
Voer	78% van omzet 84% van geïnv. vermogen

Totale opbrengst 'Rebalancing' EUR 1,2 miljard

Totale uitgaven 2005-2007 EUR 1,1 miljard


Superdividend en kapitaal-uitkering 45%
Overnames 48%
Inkoop eigen aandelen 7%

nutreco

Acquisitie BASF premixbedrijven

- Acquisitie van BASF vitamine blends, premix- en basismix-activiteiten in 8 landen
  - Creëert mogelijkheden voor verdere groei in Americas (USA, Mexico, Guatemala), Azië (China en Indonesië)
  - Versterkt leidende posities in West Europa (Verenigd Koninkrijk, Italië) en Centraal Europa (Polen)
- Nutreco is de nummer 2 in de premixindustrie in de wereld
- Na integratie en transformatie zullen de overgenomen BASF-bedrijven EUR 10 miljoen EBITA in 2009 bijdragen
- Totale consideratie EUR 60 miljoen inclusief aanvullende investerings- en integratiekosten van EUR 8-10 miljoen die ten laste komen van de resultaten in 2007 (EUR 4 miljoen) en in 2008

nutreco

Acquisitie Nutreco Canada

- Overname van diervoedingactiviteiten in Canada van Maple Leaf Foods Inc.
  - Marktleider in diervoedingtechnologie met een marktaandeel van 23% in Canada
  - 8% marktaandeel in de voermarkt voor melkvee in New York State
- Nutreco's grootst overname in diervoeding
- Bekende merken Shur-Gain en Landmark Feeds
- Geconsolideerd vanaf 20 juli 2007
  - Totale omzetbijdrage in 2007: EUR 209 miljoen met EUR 12 miljoen EBITA
- Platform voor verdere uitbreiding in Noord-Amerika

nutreco

Overige acquisities in 2007 & 2008

- **Uitbreiding visvoeractiviteiten in nieuwe markten**
  - Silver Cup visvoer in de VS met sterke posities in forel
  - Versterking marktpositie in Japan en Azië-Pacific
    - Overname Marine Net productiefaciliteiten (yellowtail, red sea bream)
- **Versterking huidige marktposities in diervoeding**
  - Overname Copaga in Spanje
  - Interkim premixactiviteiten in Turkije (51%)
  - Resterende 40% aandelen in Tenusa, Mexico
- **M&A focus op speciaalvoer en visvoer**

nutreco

Nutreco's marktposities

Diervoedingmarkt wereldwijd gefragmenteerd
- Top 10 bedrijven in de wereld hebben 13% marktaandeel
- Nutreco neemt de 5e plaats in op de wereldranglijst van diervoedingproductie

Verdere consolidatie in mengvoerindustrie
- Marktaandeel Nutreco: Canada 23%, Spanje 11%, Nederland 13%, België 8%

Premix- en speciaalvoermarkt meer geconsolideerd
- Top 5 in de wereld heeft 50% marktaandeel
- Trouw Nutrition is een leidende wereldspeler: Nr. 2 in de wereld

Zalmvoermarkt wereldwijd is geconcentreerd: Top 3 >90%
- Skretting Nr. 1 in zalmvoer met circa 40% marktaandeel
- Leidend in visvoer voor andere vissoorten in ontwikkelde markten

nutreco

* Including MLAN en BASF

Top 10 diervoedingproducenten wereldwijd

Top 5 diervoedingbedrijven produceren minder dan 10% van marktvolume wereldwijd (680 miljoen MT)

Bedrijf	Hoofdkantoor	Mengvoer en premix 2007 (milj. MT)
1. Cargill / Agribrands	USA	16,8
2. Charoen Pokphand	Thailand	14,9
3. Land O'Lakes Purina	USA	12,0
4. Tyson Foods	USA	10,1
5. Nutreco	Nederland	8,0
6. Zen-noh Co-operative	Japan	7,8
7. AB Agri	UK	4,6
8. Ucaab Co-operatives	Frankrijk	4,0
9. Smithfield	USA	3,6
10. Sadia	Brazilië	3,5

nutreco

Source: Feed International Oct/Nov 2007

'Know-how to feed'


GLOBAL PRESENCE
TRANSPARENCY & CSR
FEED-TO-FOOD QUALITY
R&D AND INNOVATION
KNOWLEDGE OF THE FOODCHAIN
CUSTOMER FOCUS

nutreco

Feed-to-Food Kwaliteit en Veiligheid

Trends

- Wereldwijde inkoop van voeringrediënten → Nieuwe feed-food veiligheidsrisico's (b.v. melamine issue)
- 1 deel per miljard is meetbaar
- Voorzorgsprincipe
- Risk management – wat is veilig?

Nutreco activiteiten wereldwijd

- ***Nutrace®*** – Nutreco's geïntegreerde aanpak naar Feed-to-Food veiligheid en kwaliteit
- ***Greenline*** – Natuurlijke alternatieven voor anti-bacteriologische groeibevorderaars van Trouw Nutrition





nutreco

Progressie duurzaamheid visvoer



- **Skretting Aquaculture Research Centre (ARC)**
  - > 20 jaar R&D-ervaring in onderzoek naar duurzame alternatieven voor vismeel en visolie
  - Alternatieve grondstoffen worden gebruikt zonder concessies te doen aan kwaliteits- en gezondheidsaspecten
- **ARC neemt deel in EU AquaMax project**:
  - 32 partners in 14 landen onderzoeken effecten van lage vismeelgradaties
- **Skretting was in staat het gebruik van vismeel en visolie aanzienlijk te reduceren**

nutreco

Verhouding vismeel en visolie




Visingrediënten 64% van totale volume in 2004
Others
Fish oil
Fishmeal
22%
42%
18%
39%
16%
34%
16%
30%
Afgenomen tot 46% in 2007
2004
2005
2006
2007

nutreco

Source: Skretting

Nutreco Sourcing Initiative ('NSI')

Het 'Nutreco Sourcing Initiative' stelt Nutreco in staat om:

- de beste productproposities aan de klant te bieden in een tijd van schaarste van grondstoffen, b.v. voerfosfaten, vitaminen en visolie
- inkoopkracht versterken door bundeling van kennis en ervaring
- strategische partnerships aan te gaan met onze leveranciers
- EUR 10 miljoen bij te dragen aan EBIT in 2008 en EUR 25 miljoen vanaf 2009

Belangrijke resultaten 2007:

- Inkooporganisatie en -systeem opgezet
- Eerste opbrengsten van strategische inkoopprojecten vitaminen, plantaardige eiwitten en aminozuren
- Ondersteuning integratieprojecten van overnames (BASF/Nutreco Canada)
- Opzet Nutreco Chinees/Aziatisch inkoopteam

nutreco

10 jaar omzetontwikkeling

Omzet (EUR million)



2,193
2,465
2,601
3,126
3,835
3,810
3,674
3,269
2,774
3,031
4,021
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

Note: Continuing operations in 2005-2007

nutreco

10 jaar EBITA en EBITA-marge

EBITA (EUR miljoen), EBITA margin (%)



3.1%
3.3%
3.7%
4.4%
4.6%
3.6%
3.2%
3.2%
4.2%
3.8%
3.9%
68
82
97
136
177
139
118
106
116
116
155
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

Note: Continuing operations in 2005-2007

nutreco

10 jaar netto resultaten en WPA



1.75
2.11
2.96
3.06
2.32
1.91
2.29
2.63
3.05
3.24
34
47
60
86
87
63
51
78
93
134
105
519
113
119
-142
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

- WPA voor goodwill amortisatie en voor continuing operations in 2005-2007
- 2003 netto resultaat voor impairment van goodwill (EUR 193 miljoen) EUR 51 miljoen, inclusief impairment EUR -142 miljoen
- In 2005, 2006 and 2007 bedroeg het netto resultaat van continuing operations respectievelijk EUR 93, 105 en 113 miljoen. Inclusief resultaten en boekwinst op discontinued operations waren de netto resultaten respectievelijk EUR 134, 519, 119 miljoen

nutreco

Verdubbelen EBITA tot 2010



M&A
€ 25 mln autonoom
€ 15 mln overnames
Autonome groei
• BASF premix
• Nutreco Canada
• Interkim
• Copaga
• Marine Net
• Silver Cup
• Overige
• Marktgroei
visvoer >5%
diervoeding 2-3%
• NSI
2008 € 10 mln
2009 € 25 mln
• Innovatie
115
155
230
2006
2007
2010

nutreco

Strategische agenda 2008

- Versterken marktposities in speciaalvoer en visvoer door autonome groei en overnames
- Afronding integratie van BASF premix activiteiten en Diervoeding Canada
- Verdere verbetering duurzaamheid en feed-to-food kwaliteit en veiligheid
- 'Nutreco Sourcing Initiative' zal EUR 10 miljoen bijdragen aan bedrijfsresultaat

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

4. Jaarrekening 2007

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

4.1 Vaststelling van de jaarrekening

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

4.2 Voorstel tot uitkering van dividend

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

5. Corporate Governance: samenvatting van het Corporate Governance beleid

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

6. Decharge

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

7. Remuneratie

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

7.1 Raad van Bestuur: vesting van de prestatiegebonden aandelen toegekend in 2006

nutreco

7.1 Raad van Bestuur: vesting van de prestatie-gebonden aandelen toegekend in 2006

- Verkoop Marine Harvest leidde tot een bijna halvering van de Vennootschap
- Overgangsregeling 2006 zoals goedgekeurd op de AVA van 18 mei 2006
  - Toekenning van 30.000 aandelen aan de CEO en 20.000 aandelen aan elk van de COO en de CFO
  - Vesting na 2 jaar
  - Prestatie/Retentie element:
    - Retentie: in dienst na 2 jaar
    - Prestatie: kwalitatieve doelstellingen met betrekking tot het op juiste wijze afronden van de 'Rebalancing for Growth' strategie, formulering nieuwe strategie en eerste implementatie
  - De Raad van Commissarissen zal na verstrijken van de 2 jaar vesting periode verantwoording afleggen over de behaalde prestaties
  - 5 jaar lock-up voor aandelen vanaf vesting (uitzondering verkoop noodzakelijk voor voldoening belastingen)

nutreco

7.1 Raad van Bestuur: vesting van de prestatie-gebonden aandelen toegekend in 2006

- Realisatie
  - Verkoop 75% belang in Marine Harvest succesvol afgerond eind 2006
  - Onderzoek acquisities
    - Ofwel 1 grote acquisitie, of
    - Verscheidene middelgrote acquisities, of
    - Een groter aantal kleine acquisities
  - Alle opties werden onderzocht, resulterend in:
    - 2 middelgrote acquisities (MLAN-Canada en premixfabrieken BASF in 8 landen)
    - Kleinere acquisities in visvoer (Japan, USA) en premix (Turkije en Mexico)

nutreco

7.1 Raad van Bestuur: vesting van de prestatie-gebonden aandelen toegekend in 2006

- Verder nog:
  - Investeringen in bestaande vestigingen
  - Aanpassing kapitaalsstructuur (superdividend EUR 9 p.a. 2006 en kapitaalsterugstorting EUR 5 p.a., inkoop eigen aandelen voor ca. EUR 67 miljoen)
- Ondernomen acties hebben geresulteerd in een omzet uit 'continuing operations' van meer dan EUR 4 miljard met een EBITA van EUR 155 miljoen. Voor de verkoop van Marine Harvest was dit EUR 3,2 miljard met een EBITA van EUR 112 miljoen
- Aan de nog in dienst zijn voorwaarde van 2 jaar zal zijn voldaan op 18 mei 2008
- Besluit van de RvC is vesting van de 2006 prestatiegebonden aandelen als volgt:
  - Aan de CEO: 30.000 aandelen
  - Aan zowel de COO als de CFO: 20.000 aandelen
- Lock-up verplichting van 5 jaar na vesting, met toelating tot verkoop van aandelen ter voldoening van fiscale verplichtingen na vesting van deze aandelen

nutreco

7.1 Raad van Bestuur: remuneratie op mediaan-niveau van de markt

- Het beleid van de Vennootschap voorziet in de afstemming van de bezoldigingen op het mediaanniveau van de markt
- Uit een benchmark studie uitgevoerd door een externe consultant bleek afwijkingen van het mediaanniveau
- De RvC heeft de volgende aanpassingen per 1 januari 2008 goedgekeurd:
  - Verhoging van het maximale bonusniveau van 75% van het jaarsalaris voor de CEO naar 90%, en van 60% naar 75% voor de COO en de CFO
  - Verlaging van de economische waarde op jaarbasis van de op basis van het goedgekeurde LT stimuleringsplan toe te kennen aandelen van 100% van het jaarsalaris naar 85% voor de CEO en van 95% van het jaarsalaris naar 80% voor de COO en de CFO
- Jaarlijks wordt een benchmarkstudie door een externe consultant uitgevoerd om conformiteit met het mediaanniveau te verzekeren

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

7.2 Raad van Bestuur: invoering van een nieuwe salaris peer group

nutreco

7.2 Raad van Bestuur: invoering van een nieuwe salaris peer group

- De bezoldiging van de Raad van Bestuur wordt afgestemd op het mediaanniveau van de markt
- Het begrip 'markt' wordt bepaald aan de hand van een peer group. Deze werd op de AVA van 2005 goedgekeurd en op de AVA van 2006 aangepast voor bedrijven die tussentijds niet langer genoteerd waren.
- De huidige peer group bestaat nu uit 11 bedrijven: Corporate Express, CSM, Hagemeijer, Océ, Numico, Randstad, Stork, Vedior, SBM Offshore, Wessanen en Wolters Kluwer. 4 hiervan zijn AEX bedrijven, 7 AMX.
- Uit deze peer group zijn, of zullen binnenkort, de volgende bedrijven verdwijnen: Hagemeijer, Numico, Stork en Vedior.
- Om deze reden wordt voorgesteld de bedrijven uit de peer group niet langer bij naam te vermelden en de peer group te herdefiniëren

nutreco

7.2 Raad van Bestuur: invoering van een nieuwe salaris peer group

- Nieuwe peer group
  - 7 laagst geplaatste AEX ondernemingen op basis van omvang
  - 8 hoogst geplaatste AMX ondernemingen op basis van omvang
  - Exclusief financiële instellingen en vastgoedondernemingen
- Resultaat
  - Waar tot nu individuele wijzigingen leidden tot de noodzaak van een aandeelhoudersbesluit, zal in de toekomst een wijziging in de nieuwe peer group samenstellende bedrijven automatisch plaatsvinden
  - Jaarlijks wordt de mediaan bepaald die de referentiebasis is voor het salaris van de RvB
  - Herdefinitie heeft nauwelijks effect op bezoldigingsniveau

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

8. Benoeming van KPMG Accountants N.V. als externe accountant

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

9. Voorstel tot het gebruik van het Engels als enige taal voor de publicatie van het jaarverslag en van de jaarrekening en de overige gereglementeerde informatie over het jaar 2008 en volgende

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

10. Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

10.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

10.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

11. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

11.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

11.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
15 april 2008

12. Mededelingen en rondvraag

nutreco

Nutreco Holding N.V.

Algemene Vergadering van Aandeelhouders



Compound feed
Trouw Nutrition
HENDRIX
UTD

Amsterdam I 15 april 2008

nutreco

nutreco

Free translation

NUTRECO HOLDING N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the Annual General Meeting of Shareholders of Nutreco Holding N.V., to be held on Tuesday, April 21, 2009 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, Amsterdam.

Agenda

1. Opening
2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee for the financial year 2008
3. Report of the Executive Board for the financial year 2008
4. Annual Accounts 2008
   - 4.1 Adoption of the Annual Accounts
   - 4.2 Dividend proposal
5. Corporate Governance: summary of the Corporate Governance policy
6. Discharge
   - 6.1 Discharge of the Executive Board for the conduct of the business
   - 6.2 Discharge of the Supervisory Board for its supervisory duties
7. Appointment of KPMG Accountants N.V. as external auditor
8. Authorisation to issue ordinary shares and to restrict or to exclude pre-emption rights
   - 8.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months
   - 8.2 Proposal to designate the Executive Board as the corporate body authorised - subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months)
9. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares
   - 9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months
   - 9.2 Proposal to cancel Cumulative Preference A shares
10. Composition of the Supervisory Board
11. Composition of the Executive Board
12. Communications and questions
13. Closing

The agenda with explanatory notes and the annual report and the accounts over 2008 are available as from today at the offices of Nutreco Holding N.V., Veerstraat 38, Boxmeer and at the offices of ABN AMRO Bank N.V., acting under the name of RBS ('RBS'), Gustav Mahlerlaan 10, Amsterdam. These documents are also available via the internet on www.nutreco.com. As from April 6, 2009 a hard copy of the annual report and the accounts in English and a summary report in Dutch are available free of charge at Nutreco Holding N.V. (telephone: +31 33 422 6120; e-mail: ava@nutreco.com) and RBS (telephone +31 20 383 6707; e-mail: corporate.actions@rbs.com).

Registration Date
The Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who on **March 31, 2009** ('Registration Date'), and including all additions and deletions per such date, are registered in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Nederland from which appears the ownership of the shares concerned on the Registration Date.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission
Persons entitled to vote at and attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **RBS as from April 1, 2009 up to April 14, 2009 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the number of shares was held by the shareholder concerned on the Registration Date and the registration was notified.
Holders of bearer shares who have notified their attendance according to the abovementioned procedure shall receive confirmation of registration affording such shareholder access to the meeting. Should a shareholder not receive such confirmation of registration in time, then the shareholder (or its proxyholder) should turn to the registration desk with a valid identification, following which access to the meeting will be granted upon confirmation of the data listed in the registration list held by the Company.

Attendees whose rights derive from **nominative shares** have to notify their attendance according to the notification letter they received.

Proxy/voting instructions
Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **April 14, 2009** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Proxy forms are available at the offices of Nutreco Holding N.V. and on the website (www.nutreco.com). Shareholders who are unable to attend the meeting may also, without prejudice to the above with regard to application, give their voting instructions to an independent third party: ANT Trust & Corporate Services N.V., Claude Debussylaan 24, 1082 MD Amsterdam. A voting instruction may be given until **April 16, 2009** at the latest via www.rbs.com/evoting. If a shareholder is unable to give his voting instructions electronically, these may also be given in writing. For this the form available free of charge from ANT is to be used. The form must be completed and received by ANT on **April 16, 2009** at the latest (by mail, by e-mail: registers@ant-trust.nl or by fax: +31 20 522 2535).

Attendees may be requested to show a valid identification.

Proxyholders representing different shareholders who received voting instructions requiring them to vote in a different sense for the shares represented by them (in favour, against, abstention) are kindly requested to contact the secretariat of Nutreco Holding N.V. (telephone: +31 33 422 6120; e-mail: ava@nutreco.com;) on **April 16, 2009** at the latest to enable a smooth administration of said instructions.

Webcast
There will be a live broadcast of the integral meeting via the corporate website www.nutreco.com.

The Executive Board
Amersfoort, March 23, 2009

NUTRECO HOLDING N.V.

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Aandeelhouders worden bij deze uitgenodigd tot het bijwonen van de jaarlijkse Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op dinsdag 21 april 2009 om 14.30 uur in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72 te Amsterdam

Agenda

1. Opening
2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2008
3. Verslag van de Raad van Bestuur over het boekjaar 2008
4. Jaarrekening 2008
   - 4.1 Vaststelling van de jaarrekening
   - 4.2 Voorstel tot uitkering van dividend
5. Corporate Governance: samenvatting van het Corporate Governance beleid
6. Decharge
   - 6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid
   - 6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht
7. Benoeming van KPMG Accountants N.V. als externe accountant
8. Machtiging tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten
   - 8.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden
   - 8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden
9. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A
   - 9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden
   - 9.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A
10. Samenstelling van de Raad van Commissarissen
11. Samenstelling van de Raad van Bestuur
12. Mededelingen en rondvraag
13. Sluiting

De agenda met toelichting en het jaarverslag met de jaarrekening over 2008 liggen ter inzage ten kantore van Nutreco Holding N.V., Veerstraat 38 te Boxmeer en ten kantore van ABN AMRO Bank N.V., handelend onder de naam RBS ('RBS'), Gustav Mahlerlaan 10 te Amsterdam. Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com. Vanaf 6 april 2009 is een gedrukt exemplaar van het jaarverslag met de jaarrekening in het Engels en een verkort jaarbericht in het Nederlands kosteloos verkrijgbaar bij Nutreco Holding N.V. (tel.: 033 422 6120; e-mail: ava@nutreco.com) en RBS (tel.: 020 383 6707; e-mail: corporate.actions@rbs.com).

Registratiedatum

De Raad van Bestuur heeft bepaald dat voor deze vergadering als stem- en vergadergerechtigden gelden degenen die op **31 maart 2009** ('Registratiedatum'), na verwerking van alle bij- en afschrijvingen per die datum, zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Nederland aangesloten instellingen waaruit blijkt wie op de Registratiedatum gerechtigd zijn tot deze aandelen.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **vanaf 1 april 2009 tot uiterlijk 14 april 2009 vóór 16.00 uur** schriftelijk aan te melden bij **RBS**. De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen waarin is opgenomen het aantal aandelen dat door de betreffende houder op de Registratiedatum gehouden en ter registratie aangemeld wordt.
Houders van aandelen aan toonder die zich conform bovenstaande procedure hebben aangemeld ontvangen een registratiebewijs. Het registratiebewijs zal gelden als bewijs van toegang tot de vergadering. Indien de aandeelhouder niet tijdig in het bezit is van een registratiebewijs, dient de aandeelhouder (of zijn gevolmachtigde) zich voor aanvang van de vergadering bij de registratiebalie te legitimeren met een geldig legitimatiebewijs. Na controle met de op de registratielijst vermelde gegevens wordt toegang tot de vergadering verleend.

Houders van **aandelen op naam** kunnen zich aanmelden op de wijze als in de aan hen verzonden oproepingsbrief is vermeld.

Volmacht/steminstructie

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 14 april 2009** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de registratiebalie in te leveren. Volmachtformulieren zijn kosteloos verkrijgbaar ten kantore van Nutreco Holding N.V. en via de website (www.nutreco.com). Onverminderd de aanmelding als hiervoor beschreven kan een aandeelhouder zich tevens laten vertegenwoordigen door een onafhankelijke derde partij: ANT Trust & Corporate Services N.V., Claude Debussylaan 24, 1082 MD Amsterdam. Een steminstructie kan tot uiterlijk **16 april 2009** elektronisch verleend worden via www.rbs.com/evoting. Indien een aandeelhouder niet in de gelegenheid is elektronisch een steminstructie te verlenen, kan een steminstructie ook schriftelijk worden verleend. Hiertoe dient gebruik gemaakt te worden van het formulier dat kosteloos bij ANT verkrijgbaar is en aldaar uiterlijk **16 april 2009** ingevuld geretourneerd dient te zijn (per post, per e-mail: registers@ant-trust.nl of per fax 020 522 2535).

Voor toelating tot de vergadering kan men worden verzocht zich met een geldig legitimatiebewijs te legitimeren.

Gevolmachtigden die verschillende aandeelhouders vertegenwoordigen en die steminstructies hebben ontvangen, zodanig dat zij niet voor alle aandelen waarvoor zij ter vergadering aanwezig zullen zijn op gelijke wijze kunnen stemmen (voor, tegen, onthouding), worden verzocht uiterlijk op **16 april 2009** contact op te nemen met het secretariaat van Nutreco Holding N.V. (tel.: 033 422 6120; e-mail: ava@nutreco.com) teneinde een behoorlijke verwerking van die instructies mogelijk te maken.

Webcast

De vergadering zal live en integraal worden uitgezonden via de corporate website www.nutreco.com.

De Raad van Bestuur
Amersfoort, 23 maart 2009

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

AGENDA

Annual General Meeting of Shareholders of Nutreco Holding N.V. to be held on April 21, 2009 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, Amsterdam

1. Opening

2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee for the financial year 2008 (information)

3. Report of the Executive Board for the financial year 2008 (information)

4. Annual Accounts 2008
   4.1 Adoption of the Annual Accounts (resolution)
   4.2 Dividend proposal (resolution – see explanatory note)

5. Corporate Governance: summary of the Corporate Governance policy (information – see explanatory note)

6. Discharge
   6.1 Discharge of the Executive Board for the conduct of the business (resolution)
   6.2 Discharge of the Supervisory Board for its supervisory duties (resolution)

7. Appointment of KPMG Accountants N.V. as external auditor (resolution – see explanatory note)

8. Authorisation to issue ordinary shares and to restrict or to exclude pre-emption rights
   8.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months (resolution – see explanatory note)
   8.2 Proposal to designate the Executive Board as the corporate body authorised – subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months (resolution – see explanatory note)

9. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares
    9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months (resolution – see explanatory note)
    9.2 Proposal to cancel Cumulative Preference A shares (resolution – see explanatory note)

10. Composition of the Supervisory Board
    10.1 The end-of-term resignation of Mr J.A.J. Vink as a member of the Supervisory Board and his re-appointment (resolution – see explanatory note)
    10.2 The end-of-final-term resignation of Mr L.J.A.M. Ligthart as the vice-chairman and member of the Supervisory Board (information – see explanatory note)
    10.3 The appointment of Mr R.J. Frohn as a member of the Supervisory Board (resolution – see explanatory note)
    10.4 The appointment of Mr A. Puri as a member of the Supervisory Board (resolution – see explanatory note)

11. Composition of the Executive Board – resignation of Mr J.B. Steinemann as member of the Executive Board and Chief Operating Officer of the Company (information – see explanatory note)

12. Communications and questions

13. Closing

EXPLANATORY NOTE TO AGENDA ITEM 4.2

Dividend proposal

In accordance with the dividend policy as approved at the Annual General Meeting of Shareholders ('AGM') of 2006, a total dividend of EUR 1.43 (2007: EUR 1.64) per ordinary share is proposed of the net result of the Company's continuing operations, realised in the period January 1, 2008 through December 31, 2008, attributable to holders of ordinary shares, excluding impairment and book gains and losses on disposals. The pay out amounts to 45% (2007: 45%). Of this total dividend of EUR 1.43 per ordinary share, the Company already distributed as interim dividend an amount of EUR 0.40 per ordinary share in August 2008. The final dividend amounts EUR 1.03 per ordinary share. The ex-dividend date will be April 23, 2009.

In accordance with article 30.2 of the Company's Articles of Association the Executive Board, with the approval of the Supervisory Board, proposes to pay the final dividend of EUR 1.03 per ordinary share, at the discretion of the shareholders, either in cash or in the form of ordinary shares in the capital of the Company.

The conversion ratio will be determined by the Executive Board on May 8, 2009 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the Company of their preference, i.e. May 6, 7 and 8, 2009. Both the cash and stock dividends will be put at the shareholders' disposal on May 14, 2009. The value of the stock dividend will be (approximately) equal to the cash dividend. Shares required for the stock dividend have been or will be purchased by the Company. These new ordinary shares will be entitled to dividend over the year 2009 and following.

EXPLANATORY NOTE TO AGENDA ITEM 5

Corporate Governance: summary of the Corporate Governance policy

Reference is made to the Corporate Governance chapter which is included in the 2008 Annual Report on pages 43 up to and including 54 where the Company's Corporate Governance policy is explained, following the best practices of the Dutch Corporate Governance Code. The remuneration policy of the Executive Board for the year 2009 remains unchanged.

Anti-Takeover structure – Stichting Continuïteit Nutreco – waiver of the put option

The Stichting Continuïteit Nutreco ('Foundation') is an independent legal entity established to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests.

On March 19, 2009 the put-call option agreement between the Company and the Foundation was amended to the effect that the Company voluntarily waived its put-option. The Foundation has accepted this waiver. In an amendment of the articles of association of the Foundation passed before notary public on March 19, 2009, it was specified that in case a third party would (gradually) acquire shares in the Company's share capital or make an offer for shares in the Company's share capital, the Foundation shall only be entitled to exercise the call option if such acquisition or offer is not supported by the Executive Board and the Supervisory Board. The terms of the option agreement were amended accordingly. The Cumulative Preference D shares obtained by the Foundation following the exercise of the call option must be redeemed within a period of maximum two years.

EXPLANATORY NOTE TO AGENDA ITEM 7

Appointment of KPMG Accountants N.V. as external auditor

In accordance with the Company's policy to submit to the Annual General Meeting of Shareholders the appointment of the external auditor, it is proposed to appoint KPMG Accountants N.V. as the external auditor of the Company until the closure of the accounting year 2010.

EXPLANATORY NOTE TO AGENDA ITEM 8

Authorisation to issue ordinary shares and to restrict or to exclude pre-emption rights

8.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

In accordance with article 8 of the Company's Articles of Association a request is made to authorise the Executive Board, subject to the approval of the Supervisory Board, to issue ordinary shares and to grant rights to subscribe for ordinary shares. The authorisation will be limited to 10% of the issued ordinary shares as at the time of this authorisation, which percentage will be increased to 20% in case of mergers and acquisitions.
This authorisation is requested amongst others to allow the Executive Board to react in a timely way with regard to the financing of the Company. The period of the requested authorisation is 18 months, in accordance with the current Corporate Governance practice, starting after approval of the proposed resolution.

8.2 Proposal to designate the Executive Board as the corporate body authorised – subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months

In accordance with article 9 of the Company's Articles of Association it is proposed to designate the Executive Board as the corporate body authorised, subject to the approval of the Supervisory Board, to restrict or to exclude pre-emption rights in connection with the issue of/grant of rights to subscribe for ordinary shares in accordance with article 96, Book 2 of the Dutch Civil Code. As it is the case for the proposal referred to under agenda item 8.1, the designation is limited to a period of 18 months.

In order for this proposal to be approved, a majority of at least 2/3 is required if less than 50% of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented, a simple majority is sufficient.

EXPLANATORY NOTE TO AGENDA ITEM 9

Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months

In accordance with article 10 of the Company's Articles of Association a request is made to authorise the Executive Board, subject to the approval of the Supervisory Board, and without prejudice to the provisions of article 98, Book 2 of the Dutch Civil Code, to acquire ordinary shares and Cumulative Preference A shares representing a maximum of 10% of the Company's issued share capital.

With regard to the ordinary shares, the mandate is requested to acquire ordinary shares at a price per ordinary share between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on NYSE Euronext Amsterdam N.V.'s stock exchange during the five trading days prior to the acquisition. This authorisation to buy back shares provides the Executive Board, with the approval of the Supervisory Board, the required flexibility to fulfil its obligations deriving from employment related share plans, stock dividend or for other purposes.

With regard to the Cumulative Preference A shares, the mandate is requested to acquire Cumulative Preference A shares at a price per Cumulative Preference A share between the nominal value of the Cumulative Preference A shares and the intrinsic value increased with the discounted value of the return due, in accordance with article 29.1 of the Company's Articles of Association, up to and including December 30, 2010 and with the costs related to the buy back.
The period of the requested authorisation is 18 months, starting after approval of the proposed resolution.

9.2 Proposal to cancel Cumulative Preference A shares

If and to the extent Cumulative Preference A shares have been acquired in accordance with agenda item 9.1, the approval is sought to cancel such acquired Cumulative Preference A shares in accordance with the law and with article 11 of the Company's Articles of Association and in doing so, to reduce the issued capital of the Company.

In accordance with article 11 of the Company's Articles of Association, the General Meeting of holders of Cumulative Preference A shares will be requested prior to the AGM of 2009, to grant its approval to the proposal to cancel Cumulative Preference A shares. The cancellation of Cumulative Preference A shares will become effective after filing of the proposal with the Chamber of Commerce and two months having elapsed following the publication of the resolution to cancel Cumulative Preference A shares in a national newspaper subject to no opposition having been lodged by creditors within said period.

EXPLANATORY NOTE TO AGENDA ITEM 10

Composition of the Supervisory Board

10.1 The end-of-term resignation of Mr J.A.J. Vink as a member of the Supervisory Board and his re-appointment

Mr J.A.J. Vink, member of the Supervisory Board, was appointed at the Annual General Meeting of Shareholders of May 19, 2005 and his mandate ends at this Annual General Meeting of Shareholders.
Mr J.A.J. Vink informed the Supervisory Board that he was prepared to stand for re-election and the Supervisory Board resolved to make a non-binding proposal to the General Meeting, in accordance with article 14.5 of the Articles of Association of the Company, to re-appoint Mr J.A.J. Vink to the Supervisory Board for a new period of 4 years, ending at the Annual General Meeting of Shareholders of 2013. The Supervisory Board attaches great importance to continue being able to call on Mr J.A.J. Vink's extensive experience as member of the Supervisory Board and Audit Committee of the Company. The Executive Board fully supports the proposal to re-appoint Mr J.A.J. Vink as member of the Supervisory Board of the Company and as a member of the Audit Committee.

Mr J.A.J. Vink was born on May 30, 1947 and has the Dutch nationality. He studied Organic Chemistry at the Leiden University and obtained in 1972 a PhD in Mathematics and Natural Sciences. In 1974 he joined the Wessanen food company and moved in 1983 to CSM where, after a career of 22 years within CSM, he retired as CEO on May 1, 2005.

Mr J.A.J. Vink is Chairman of the Supervisory Board of Aegon Nederland N.V., vice-chairman of the Supervisory Board of Vion N.V., member of the Supervisory Boards of Cargill B.V. and Wageningen University and Research Centre. Mr J.A.J. Vink does not own any Nutreco shares.

10.2 The end-of-final-term resignation of Mr L.J.A.M. Ligthart as the vice-chairman and member of the Supervisory Board

Mr L.J.A.M. Ligthart, vice-chairman of the Supervisory Board, will at this General Meeting of Shareholders, step down after having served as member of the Supervisory Board for a period of 12 years, of which during the last five years he was vice-chairman. He also chaired the Audit Committee since its inception in 2002. Mr L.J.A.M. Ligthart will also step down as chairman of the supervisory board of Nutreco Nederland B.V. Mr J.M. de Jong, member of the Supervisory Board and chairman of the Remuneration Committee, will succeed Mr L.J.A.M. Ligthart in his capacity of vice-chairman of the Supervisory Board.

The Supervisory Board, the Executive Board and all staff wish to thank Mr L.J.A.M. Ligthart for his long-time and valuable contribution to the Supervisory Board and for the way he managed the Audit Committee.

10.3 The appointment of Mr R.J. Frohn as a member of the Supervisory Board

The Supervisory Board resolved to make a non-binding proposal to the General Meeting, in accordance with Article 14.5 of the Articles of Association of the Company, to appoint Mr R.J. Frohn as a member of the Supervisory Board for a period of 4 years, expiring at the Annual General Meeting of Shareholders of 2013. If the General Meeting appoints Mr R.J. Frohn as a member of the Supervisory Board, Mr R.J. Frohn will also be appointed by the Supervisory Board as chairman of the Audit Committee.

Mr R.J. Frohn was born in 1960 and has the Dutch nationality. He obtained a Master's degree in Business Economics from the Groningen University.

Mr R.J. Frohn joined the Executive Board of AkzoNobel as Chief Financial Officer in 2004. He started his career with AkzoNobel as business analyst in 1984. After having assumed a number of positions in finance & control in The Netherlands and in the United States, he moved to a management position in 1994.

He assumed several general manager positions within the Surface Chemistry business, which is part of the Chemicals activities of AkzoNobel. From 2000 till 2004 he managed this business out of Sweden. Since May 1, 2008 Mr R.J. Frohn is the Executive Board member responsible for the Specialty Chemicals business. Mr R.J. Frohn does not own any Nutreco shares.

The Supervisory Board believes that the extensive experience of Mr R.J. Frohn within the Executive Board of an international, stock-listed company, both in a financial and in a business management position, will be an excellent addition to the Supervisory Board following the departure of Mr L.J.A.M. Ligthart. The Executive Board fully supports the proposal to appoint Mr R.J. Frohn as a member of the Supervisory Board of the Company and as chairman of the Audit Committee.

10.4 The appointment of Mr A. Puri as a member of the Supervisory Board

The Supervisory Board resolved to make a non-binding proposal to the General Meeting, in accordance with Article 14.5 of the Articles of Association of the Company, to appoint Mr A. Puri as a member of the Supervisory Board for a period of 4 years, expiring at the Annual General Meeting of Shareholders of 2013. If the General Meeting appoints Mr A. Puri as a member of the Supervisory Board, Mr A. Puri will also be appointed as a member of one of the committees of the Supervisory Board.

Mr A. Puri was born in 1953 and is a U.S. citizen. He studied at the University of Maryland where he obtained a PhD in Food Science and at the Crummer Business School, Rollins College in the U.S.A. where he obtained a MBA in Marketing.

Mr A. Puri joined the Coca-Cola Company in 1981 where he assumed various management positions until 2003. From 2003 till 2007 he was a member of the Executive Board of Koninklijke Numico N.V. as president R&D and Product Integrity (Food Safety and Quality). During that period he was from 2004 till 2007 a non-executive Board member of PT Sari Husada Tbk (Indonesia). Since the acquisition of Koninklijke Numico by Danone, Mr A. Puri is a Senior Adviser – Innovation (Functional and Nutritional Ingredients – Human Health) of Koninklijke DSM N.V. and Adviser – Business Strategy and Innovation (Packaged Goods) of Brittania Industries Ltd. (India). Mr A. Puri does not own any Nutreco shares.

The Supervisory Board believes that the extensive experience of Mr A. Puri in the field of R&D, Innovation and Product Integrity will be a valuable contribution to the supervision of the further development of R&D and innovation within the Company. The Executive Board fully supports the proposal to appoint Mr A. Puri as a member of the Supervisory Board of the Company.

11. Composition of the Executive Board – resignation of Mr J.B. Steinemann as member of the Executive Board and Chief Operating Officer

Having served as a member of the Executive Board of the Company for a period of seven years, Mr J.B. Steinemann has decided, in good mutual understanding with the Executive Board and with the Supervisory Board, to resign effective June 30, 2009, and to pursue his career outside the Company. His responsibilities will be shared between the two other members of the Executive Board.

The Supervisory Board, the Executive Board and all staff wish to thank Mr J.B. Steinemann for his valuable contribution to the working of the Executive Board and for his dedication in the management of, in particular, the Agri businesses of the Company, and wish Mr J.B. Steinemann every success in his future career.

nutreco

AGENDA

Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op dinsdag 21 april 2009, aanvang 14.30 uur, in het NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, Amsterdam

1. Opening

2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2008 (informatie)

3. Verslag van de Raad van Bestuur over het boekjaar 2008 (informatie)

4. Jaarrekening 2008
   - 4.1 Vaststelling van de jaarrekening (besluit)
   - 4.2 Voorstel tot uitkering van dividend (besluit – zie toelichting)

5. Corporate Governance: samenvatting van het Corporate Governance beleid (informatie – zie toelichting)

6. Decharge
   - 6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid (besluit)
   - 6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht (besluit)

7. Benoeming van KPMG Accountants N.V. als externe accountant (besluit – zie toelichting)

8. Machtiging tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten
   - 8.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit – zie toelichting)
   - 8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit – zie toelichting)

9. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A
   - 9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit – zie toelichting)
   - 9.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A (besluit – zie toelichting)

10. Samenstelling van de Raad van Commissarissen
   - 10.1 Het periodiek aftreden van de heer J.A.J. Vink als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming (besluit – zie toelichting)
   - 10.2 Het aftreden van de heer L.J.A.M. Ligthart als vice-voorzitter van de Raad van Commissarissen en als Commissaris van de Vennootschap (informatie – zie toelichting)
   - 10.3 De benoeming van de heer R.J. Frohn als Commissaris van de Vennootschap (besluit – zie toelichting)
   - 10.4 De benoeming van de heer A. Puri als Commissaris van de Vennootschap (besluit – zie toelichting)

11. Samenstelling van de Raad van Bestuur – terugtreden van de heer J.B. Steinemann als lid van de Raad van Bestuur en Chief Operating Officer (informatie – zie toelichting)

12. Mededelingen en rondvraag

13. Sluiting

TOELICHTING OP AGENDAPUNT 4.2

Voorstel tot uitkering van dividend

Conform het dividendbeleid zoals goedgekeurd op de Algemene Vergadering van Aandeelhouders ('AVA') van 2006 wordt een totaal dividend voorgesteld van EUR 1,43 (2007: EUR 1,64) per gewoon aandeel over het in de periode van 1 januari 2008 tot en met 31 december 2008 gerealiseerde nettoresultaat uit "continuing operations" toekomend aan de houders van gewone aandelen exclusief impairment en boekwinsten en -verliezen op afgestoten bedrijfsonderdelen. De pay out bedraagt 45% (2007: 45%). Van dit totaal dividend van EUR 1,43 per gewoon aandeel heeft de Vennootschap reeds als interim dividend uitgekeerd een bedrag van EUR 0,40 per gewoon aandeel in augustus 2008. Het slotdividend bedraagt EUR 1,03 per gewoon aandeel. De ex-dividend datum zal zijn 23 april 2009.

Conform artikel 30.2 van de statuten van de Vennootschap stelt de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, voor het slotdividend van EUR 1,03 per gewoon aandeel, naar keuze van de aandeelhouders, hetzij in contanten, hetzij in de vorm van gewone aandelen in het kapitaal van de Vennootschap uit te keren.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 8 mei 2009 na beurs worden vastgesteld op basis van het gewogen gemiddelde van de aandelenkoers op de laatste drie dagen van de keuzeperiode, namelijk 6, 7 en 8 mei 2009. Zowel het contante dividend als het stockdividend zullen ter beschikking van de houders van gewone aandelen worden gesteld op 14 mei 2009. De waarde van het slotdividend in gewone aandelen zal (een afrondingsverschil daargelaten) gelijk zijn aan die van het contante dividend. De aandelen benodigd voor het slotdividend werden of zullen worden ingekocht. De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2009 en volgende boekjaren.

TOELICHTING OP AGENDAPUNT 5

Corporate Governance: samenvatting van het Corporate Governance beleid

Verwezen wordt naar het Corporate Governance hoofdstuk in het jaarverslag 2008 op blz. 43 t/m 54 met toelichting over het beleid inzake Corporate Governance aan de hand van de best practices uit de Nederlandse Corporate Governance Code. Het remuneratiebeleid van de Raad van Bestuur over het jaar 2009 blijft ongewijzigd.

Beschermingsconstructie - Stichting Continuïteit Nutreco – Afstand van de put-optie

De Stichting Continuïteit Nutreco ('Stichting') is een onafhankelijke rechtspersoon die is opgericht ter behartiging van de belangen van de Vennootschap en de met haar verbonden ondernemingen en alle belanghebbende partijen, zoals aandeelhouders en werknemers, door onder meer zoveel mogelijk invloeden te voorkomen die de continuïteit, zelfstandigheid en identiteit van de Vennootschap zouden bedreigen op een wijze die in strijd met die belangen zou zijn.

Op 19 maart 2009 is de tussen de Vennootschap en de Stichting gesloten put-call optieovereenkomst gewijzigd in die zin dat de Vennootschap vrijwillig afstand heeft gedaan van de put-optie. De Stichting heeft deze afstand aanvaard. Bij notariële akte van 19 maart 2009 werden de statuten van de Stichting gewijzigd in die zin dat indien een derde (geleidelijk) aandelen in het kapitaal van de Vennootschap verwerft of een bod op de aandelen in het kapitaal van de Vennootschap uitbrengt, de Stichting de call optie slechts kan uitoefenen indien een dergelijke verwerving of bod niet wordt gesteund door de Raad van Bestuur en de Raad van Commissarissen. De Cumulatief Preferente aandelen D die door de Stichting worden verkregen bij uitoefening van de call-optie dienen binnen een periode van maximum twee jaar ingetrokken te worden.

TOELICHTING OP AGENDAPUNT 7

Benoeming van KPMG Accountants N.V. als externe accountant

Conform het aangenomen beleid om de benoeming van de externe accountant jaarlijks aan de AVA voor te leggen, wordt voorgesteld om KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend bij de afsluiting van het boekjaar 2010.

TOELICHTING OP AGENDAPUNT 8

Machtiging tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten

8.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen.

De bevoegdheid is beperkt tot 10% van de uitstaande gewone aandelen ten tijde van de machtiging, welk percentage wordt verhoogd tot 20% in geval van fusie of acquisitie.
Deze machtiging wordt mede gevraagd om de Raad van Bestuur toe te laten om tijdig en op een flexibele manier te reageren met betrekking tot de financiering van de Vennootschap. De duur van de gevraagde machtiging is 18 maanden, conform de huidige praktijk van Corporate Governance, beginnend na goedkeuring van het voorgestelde besluit.

8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 9 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot het beperken of uitsluiten van voorkeursrecht bij uitgifte/verlening van rechten tot het nemen van gewone aandelen, conform artikel 96, Boek 2 van het Burgerlijk Wetboek. In overeenstemming met het voorstel onder 8.1 is de aanwijzing beperkt tot een periode van 18 maanden.

Voor dit voorstel is een meerderheid van ten minste 2/3 van de uitgebrachte stemmen vereist indien minder dan 50% van het geplaatst kapitaal ter vergadering aanwezig of vertegenwoordigd is. Indien de helft of meer van het geplaatst kapitaal aanwezig of vertegenwoordigd is, volstaat een gewone meerderheid.

TOELICHTING OP AGENDAPUNT 9

Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A

9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 10 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om, onder goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 van het Burgerlijk Wetboek, gewone aandelen en Cumulatief Preferente aandelen A vertegenwoordigende maximaal 10% van het geplaatst kapitaal van de Vennootschap te verkrijgen.

Voor wat betreft de gewone aandelen wordt machtiging gevraagd om de gewone aandelen te verkrijgen voor een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door NYSE Euronext Amsterdam N.V. gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging. Deze machtiging tot inkoop geeft de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, de flexibiliteit om verplichtingen na te komen betreffende aandelen gerelateerde beloningsplannen, het stockdividend of anderszins.

Voor wat betreft de Cumulatief Preferente aandelen A, wordt machtiging gevraagd om Cumulatief Preferente aandelen A te verkrijgen voor een prijs per Cumulatief Preferent aandeel A liggend tussen de nominale waarde van de Cumulatief Preferente aandelen A en de intrinsieke waarde verhoogd met de verdisconteerde waarde van het nog, conform artikel 29.1 van de statuten van de Vennootschap, tot en met 30 december 2010 verschuldigde rendement en met de bij de verkrijging te maken kosten.
De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit.

9.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A

Indien en voor zover op grond van een besluit genomen conform agendapunt 9.1 er Cumulatief Preferente aandelen A zijn ingekocht, wordt goedkeuring gevraagd om de aldus ingekochte Cumulatief Preferente aandelen A in te trekken conform de wet en artikel 11 van de statuten van de Vennootschap en zodoende het geplaatste kapitaal van de Vennootschap te verminderen.

Conform het bepaalde in artikel 11 van de statuten van de Vennootschap zal de vergadering van de houders van Cumulatief Preferente aandelen A verzocht worden om voorafgaand aan de AVA van 2009 haar goedkeuring te verlenen aan het voorstel tot intrekking van de Cumulatief Preferente aandelen A. De intrekking van de Cumulatief Preferente aandelen A wordt van kracht nadat het besluit tot intrekking is neergelegd ten kantore van het handelsregister en twee maanden zijn verstreken na de publicatie van het besluit tot intrekking in een landelijk verspreid dagblad mits schuldeisers hiertegen binnen die termijn geen verzet aantekenen.

TOELICHTING OP AGENDAPUNT 10

Samenstelling van de Raad van Commissarissen

10.1 Het periodiek aftreden van de heer J.A.J. Vink als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming

De heer J.A.J. Vink, lid van de Raad van Commissarissen, werd een eerste maal tot Commissaris benoemd op de jaarlijkse Algemene Vergadering van Aandeelhouders van 19 mei 2005. Zijn mandaat verstrijkt per deze Algemene Vergadering van Aandeelhouders.
De heer J.A.J. Vink heeft de Raad van Commissarissen medegedeeld zich herbenoembaar te stellen en de Raad van Commissarissen heeft besloten aan de Algemene Vergadering van Aandeelhouders, conform artikel 14.5 van de statuten van de Vennootschap, een niet bindende voordracht te doen om de heer J.A.J. Vink te herbenoemen als Commissaris van de Vennootschap voor een nieuwe termijn van vier jaar, verstrijkend op de jaarlijkse Algemene Vergadering van Aandeelhouders van 2013. De Raad van Commissarissen hecht er groot belang aan verder een beroep te kunnen doen op de ruime ervaring van de heer J.A.J. Vink als lid van de Raad van Commissarissen en van het Audit Committee van de Vennootschap. De Raad van Bestuur ondersteunt ten volle de voordracht van de heer J.A.J. Vink als Commissaris van de Vennootschap en als lid van het Audit Committee.

De heer J.A.J. Vink werd geboren op 30 mei 1947 en heeft de Nederlandse nationaliteit. Hij studeerde Organische Chemie aan de Universiteit van Leiden en behaalde een PhD in 1972 in de Wiskunde en Natuurwetenschappen. In 1974 trad hij in dienst van voedingsmiddelenbedrijf Wessanen en maakte in 1983 de overstap naar CSM waar hij op 1 mei 2005, na een loopbaan van 22 jaar binnen CSM, afscheid nam als Voorzitter van de Raad van Bestuur.

De heer J.A.J. Vink is thans voorzitter van de Raad van Commissarissen van Aegon Nederland B.V., vice-voorzitter van de Raad van Commissarissen van Vion N.V. en lid van de Raad van Commissarissen van Cargill B.V. en van Wageningen Universiteit en Researchcentrum. De heer J.A.J. Vink bezit geen aandelen in de Vennootschap.

10.2 Het aftreden van de heer L.J.A.M. Ligthart als vice-voorzitter van de Raad van Commissarissen en als Commissaris van de Vennootschap

De heer L.J.A.M. Ligthart, vice-voorzitter van de Raad van Commissarissen, treedt op deze Algemene Vergadering van Aandeelhouders terug na 12 jaar lid te zijn geweest van de Raad van Commissarissen, waarvan de laatste vijf jaar als vice-voorzitter van de Raad van Commissarissen. De heer L.J.A.M. Ligthart was bovendien voorzitter van het Audit Committee vanaf de oprichting ervan in 2002. Tevens treedt de heer L.J.A.M. Ligthart terug als voorzitter van de raad van commissarissen van Nutreco Nederland B.V. In zijn functie van vice-voorzitter van de Raad van Commissarissen zal de heer L.J.A.M. Ligthart opgevolgd worden door de heer J.M. de Jong, lid van de Raad van Commissarissen en voorzitter van het Remuneration Committee.

De Raad van Commissarissen, de Raad van Bestuur en alle medewerkers danken de heer L.J.A.M. Ligthart zeer voor zijn jarenlange, waardevolle bijdrage aan de Raad van Commissarissen en voor de wijze waarop hij aansturing heeft gegeven aan het Audit Committee.

10.3 De benoeming van de heer R.J. Frohn als Commissaris van de Vennootschap

De Raad van Commissarissen heeft besloten aan de Algemene Vergadering, conform artikel 14.5 van de statuten van de Vennootschap, een niet bindende voordracht te doen om de heer R.J. Frohn te benoemen als Commissaris van de Vennootschap voor een termijn van vier jaar, verstrijkend op de jaarlijkse Algemene Vergadering van Aandeelhouders van 2013. Indien de Algemene Vergadering de heer R.J. Frohn benoemt tot Commissaris, zal de heer R.J. Frohn tevens benoemd worden door de Raad van Commissarissen als voorzitter van het Audit Committee.

De heer R.J. Frohn werd geboren in 1960 en heeft de Nederlandse nationaliteit. Hij studeerde aan de Universiteit van Groningen en behaalde er een Master in Business Economics.

De heer R.J. Frohn trad in 2004 toe tot de Raad van Bestuur van AkzoNobel als Chief Financial Officer. Hij begon zijn carrière bij AkzoNobel in 1984 als business analyst. Na verschillende functies binnen finance & control in Nederland en de Verenigde Staten te hebben bekleed, stapte hij in 1994 over naar een managementpositie. Hij vervulde verschillende general manager functies binnen Surface Chemistry, een onderdeel van de Chemicals activiteiten van AkzoNobel. Van 2000 tot 2004 leidde hij deze business vanuit Zweden. Sedert 1 mei 2008 is hij binnen de Raad van Bestuur van AkzoNobel verantwoordelijk voor Specialty Chemicals. De heer R.J. Frohn bezit geen aandelen in de Vennootschap.

De Raad van Commissarissen meent dat de ruime ervaring van de heer R.J. Frohn binnen de raad van bestuur van een internationaal, beursgenoteerd bedrijf, zowel in een financiële functie als in een business management functie, een uitstekende aanvulling zal zijn van de Raad van Commissarissen na het vertrek van de heer L.J.A.M. Ligthart. De Raad van Bestuur ondersteunt ten volle de voordracht van de heer R.J. Frohn als Commissaris van de Vennootschap en als Voorzitter van het Audit Committee.

10.4 De benoeming van de heer A. Puri als Commissaris van de Vennootschap

De Raad van Commissarissen heeft besloten aan de Algemene Vergadering, conform artikel 14.5 van de statuten van de Vennootschap, een niet bindende voordracht te doen om de heer A. Puri te benoemen als Commissaris van de Vennootschap voor een termijn van vier jaar, verstrijkend op de jaarlijkse Algemene Vergadering van Aandeelhouders van 2013. Indien de Algemene Vergadering de heer A. Puri benoemt tot Commissaris, zal de heer A. Puri tevens deel uitmaken van een van de commissies van de Raad van Commissarissen.

De heer A. Puri werd geboren in 1953 en heeft de Amerikaanse nationaliteit. Hij studeerde aan de Universiteit van Maryland in de Verenigde Staten waar hij een PhD behaalde in voedingswetenschappen en aan de Crummer Business School, Rollins College in de Verenigde Staten waar hij in 1984 een MBA in Marketing behaalde.

De heer A. Puri trad in 1981 in dienst bij de Coca-Cola Company waar hij tot in 2003 verschillende management functies bekleedde. Van 2003 tot 2007 was hij lid van de Raad van Bestuur van Koninklijke Numico N.V. als President R&D en Product Integrity (Food Safety and Quality). Gedurende deze periode was hij van 2004 tot 2007 non-executive board member van PT Sari Husada Tbk (Indonesië). Sedert de overname van Koninklijke Numico N.V. door Danone is de heer A. Puri Senior Adviser – Innovation (Functional and Nutritional Ingredients – Human Health) van Koninklijke DSM N.V. en Adviser – Business Strategy and Innovation (Packaged Goods) van Brittania Industries Ltd. (India). De heer A. Puri bezit geen aandelen in de Vennootschap.

De Raad van Commissarissen meent dat de ruime ervaring van de heer A. Puri op het vlak van R&D, Innovatie en Product Integrity een waardevolle inbreng zal betekenen voor het toezicht op de verdere ontwikkeling van R&D en innovatie binnen de Vennootschap. De Raad van Bestuur ondersteunt ten volle de voordracht van de heer A. Puri als Commissaris van de Vennootschap.

11. Samenstelling van de Raad van Bestuur – terugtreden van de heer J.B. Steinemann als lid van de Raad van Bestuur en Chief Operating Officer

Na zeven jaar lid te zijn geweest van de Raad van Bestuur van de Vennootschap heeft de heer J.B. Steinemann, in goed overleg met de Raad van Bestuur en de Raad van Commissarissen, besloten terug te treden uit zijn functie per 30 juni 2009 om zijn loopbaan elders voort te zetten. Zijn verantwoordelijkheden zullen tussen de beide overige leden van de Raad van Bestuur worden verdeeld.

De Raad van Commissarissen, de Raad van Bestuur en alle medewerkers danken de heer J.B. Steinemann voor zijn waardevolle bijdrage aan de werking van de Raad van Bestuur en zijn inzet in de aansturing van met name de Agri business van de Vennootschap, en wensen de heer J.B. Steinemann veel succes in zijn verdere loopbaan.

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 21 April 2009 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Shares present or represented

Ordinary Shares	
Total issued ordinary shares on 21 April 2009:	34,868,682
Ordinary shares present or represented:	10,207,148
Percentage	29.27%
Cumulative Preference A shares (CumPref A)	
Total issued CumPref A shares on 21 April 2009:	4,993,200
CumPref A shares present or represented:	2,496,600
Percentage	50%
Total present/represented shares	12,703,748
Percentage	31.87

Resolutions

At the Annual General Meeting of Shareholders of 21 April 2009 resolutions were adopted as indicated below with regard to the following agenda items:

4. Annual Accounts 2008

4.1 Adoption of the Annual Accounts

In favour:	12,130,165
Against:	12
Abstention:	5,845

4.2 Dividend proposal

In favour:	11,667,636
Against:	847
Abstention:	473,939

6. Discharge

6.1 Discharge of the Executive Board for the conduct of the business

In favour:	12,023,231
Against:	49,857
Abstention:	24,219

6.2 Discharge of the Supervisory Board for its supervisory duties

In favour:	12,018,432
Against:	49,942
Abstention:	28,812

7. Appointment of KPMG Accountants N.V. as external auditor

In favour:	12,135,596
Against:	938
Abstention:	377

8. Authorisation to issue ordinary shares and to restrict or to exclude pre-emption rights

8.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

In favour:	11,977,059
Against:	164,083
Abstention:	968

8.2 Proposal to designate the Executive Board as the corporate body authorised - subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months

In favour:	11,677,784
Against:	417,795
Abstention:	45,953

In order for this proposal to be approved, a majority of at least 2/3 (8,496,165 votes) is required if less than 50% of the issued share capital is represented at the meeting.

9. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months

In favour:	11,955,502
Against:	185,070
Abstention:	1,204

9.2 Proposal to cancel Cumulative Preference A shares

In favour:	11,831,721
Against:	173,812
Abstention:	132,218

In order for this proposal to be approved, a majority of at least 2/3 (8,496,165 votes) is required if less than 50% of the issued share capital is represented at the meeting.

10. Composition of the Supervisory Board

10.1 The end-of-term resignation of Mr J.A.J. Vink as a member of the Supervisory Board and his re-appointment

In favour:	12,054,057
Against:	1,215
Abstention:	87,763

10.3 The appointment of Mr R.J. Frohn as a member of the Supervisory Board

In favour:	12,045,479
Against:	690
Abstention:	96,638

10.4 The appointment of Mr A. Puri as a member of the Supervisory Board

In favour:	12,140,830
Against:	1,390
Abstention:	225

No resolutions were needed with regard to the other agenda items.

Besluiten genomen op de Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., gehouden op 21 april 2009, aanvang 14.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Aanwezige of vertegenwoordigde aandelen

Gewone aandelen	
Totaal uitstaande gewone aandelen op 21 april 2009:	34.868.682
Aanwezige of vertegenwoordigde gewone aandelen:	10.207.148
Aanwezigheidspercentage	29,27%
Cumulatief Preferente A aandelen (CumPref A)	
Totaal uitstaande CumPref A aandelen op 21 april 2009:	4.993.200
Aanwezige of vertegenwoordigde CumPref A aandelen:	2.496.600
Aanwezigheidspercentage	50%
Totaal aanwezige/vertegenwoordigde stemmen	12.703.748
Percentage	31,87%

Besluiten

Op de Algemene Vergadering van Aandeelhouders van 21 april 2009 werd over de volgende agendapunten besloten zoals hierna opgegeven:

4. Jaarrekening 2008

4.1 Vaststelling van de jaarrekening

Vóór:	12.130.165
Tegen:	12
Onthoudingen:	5.845

4.2 Voorstel tot uitkering van dividend

Vóór:	11.667.636
Tegen:	847
Onthoudingen:	473.939

6. Decharge

6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid

Vóór:	12.023.231
Tegen:	49.857
Onthoudingen:	24.219

6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

Vóór:	12.018.432
Tegen:	49.942
Onthoudingen:	28.812

7. Benoeming van KPMG Accountants N.V. als externe accountant

Vóór:	12.135.596
Tegen:	938
Onthoudingen:	377

8. Machtiging tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten

8.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

Vóór:	11.977.059
Tegen:	164.083
Onthoudingen:	968

8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

Vóór:	11.677.784
Tegen:	417.795
Onthoudingen:	45.953

Voor dit voorstel is een meerderheid van ten minste 2/3 van de uitgebrachte stemmen vereist (8.496.165) indien minder dan 50% van het geplaatst kapitaal ter vergadering aanwezig of vertegenwoordigd is.

9. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A

9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

Vóór:	11.955.502
Tegen:	185.070
Onthoudingen:	1.204

9.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A

Vóór: 11.831.721
Tegen: 173.812
Onthoudingen: 132.218

Voor dit voorstel is een meerderheid van ten minste 2/3 van de uitgebrachte stemmen vereist (8.496.165) indien minder dan 50% van het geplaatst kapitaal ter vergadering aanwezig of vertegenwoordigd is.

10. Samenstelling van de Raad van Commissarissen

10.1 Het periodiek aftreden van de heer J.A.J. Vink als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming

Vóór: 12.054.057
Tegen: 1.215
Onthoudingen: 87.763

10.3 De benoeming van de heer R.J. Frohn als Commissaris van de Vennootschap

Vóór: 12.045.479
Tegen: 690
Onthoudingen: 96.638

10.4 De benoeming van de heer A. Puri als Commissaris van de Vennootschap

Vóór: 12.140.830
Tegen: 1.390
Onthoudingen: 225

Voor de overige agendapunten van de AVA diende geen besluiten te worden genomen.

Free translation

NUTRECO HOLDING N.V.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., to be held on Tuesday, June 30, 2009 at 10.30 a.m. The meeting will take place at the offices of the Company, Veerstraat 38, 5831 JN Boxmeer, The Netherlands.

Agenda
1. Opening
2. Appointments to the Executive Board
2.1 Appointment of Mr K. Nesse (decision)
2.2 Appointment of Mr F.J. Tielens (decision)
2.3 Appointment of Mr J.A. Vergeer (decision)
3. Closing

The agenda with explanatory notes is available as from today at the offices of Nutreco Holding N.V., Veerstraat 38, Boxmeer and at the offices of ABN AMRO Bank N.V., acting under the name of RBS ('RBS'), Gustav Mahlerlaan 10, Amsterdam. The agenda with explanatory notes is also available via the internet on www.nutreco.com and is available free of charge at Nutreco Holding N.V. (telephone: +31 33 422 6120; e-mail: ava@nutreco.com) and RBS (telephone +31 20 383 6707; e-mail: corporate.actions@rbs.com).

Registration Date
The Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who on **June 9, 2009** ('Registration Date'), and including all additions and deletions per such date, are registered in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Nederland from which appears the ownership of the shares concerned on the Registration Date.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission
Persons entitled to vote at and attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **RBS as from June 10, 2009 up to June 25, 2009 before 04.00 p.m.** at the latest.

When notifying, the financial institution concerned needs to submit a declaration that the number of shares was held by the shareholder concerned on the Registration Date and the registration was notified.
Holders of bearer shares who have notified their attendance according to the above-mentioned procedure shall receive confirmation of registration affording such shareholder access to the meeting. Should a shareholder not receive such confirmation of registration in time, then the shareholder (or its proxyholder) should turn to the registration desk with a valid identification, following which access to the meeting will be granted upon confirmation of the data listed in the registration list held by the Company.

Attendees whose rights derive from **nominative shares** have to notify their attendance according to the notification letter they received.

Proxy/voting instructions
Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **June 25, 2009** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Proxy forms are available at the offices of Nutreco Holding N.V. and on the website (www.nutreco.com). Shareholders who are unable to attend the meeting may also, without prejudice to the above with regard to application, give their voting instructions to an independent third party: ANT Trust & Corporate Services N.V., Claude Debussylaan 24, 1082 MD Amsterdam. A voting instruction may be given until **June 26, 2009** at the latest via www.rbs.com/evoting. If a shareholder is unable to give his voting instructions electronically, these may also be given in writing. For this the form available free of charge from ANT is to be used. The form must be completed and received by ANT on **June 26, 2009** at the latest (by mail, by e-mail: registers@ant-trust.nl or by fax: +31 20 522 2535).

Attendees may be requested to show a valid identification.

Amersfoort, 2 June 2009

The Executive Board

nutreco

NUTRECO HOLDING N.V.

BUITENGEWONE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Aandeelhouders worden bij deze uitgenodigd tot het bijwonen van de Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op dinsdag 30 juni 2009 om 10.30 uur. De vergadering wordt gehouden ten kantore van de Vennootschap, Veerstraat 38, 5831 JN Boxmeer.

Agenda

1. Opening
2. Benoemingen tot de Raad van Bestuur
2.1 Benoeming van de heer K. Nesse (besluit)
2.2 Benoeming van de heer F.J. Tielens (besluit)
2.3 Benoeming van de heer J.A. Vergeer (besluit)
3. Sluiting

De agenda met toelichting ligt ter inzage ten kantore van Nutreco Holding N.V., Veerstraat 38 te Boxmeer en ten kantore van ABN AMRO Bank N.V., handelend onder de naam RBS ('RBS'), Gustav Mahlerlaan 10 te Amsterdam. De agenda met toelichting is via het internet beschikbaar op www.nutreco.com en kosteloos verkrijgbaar bij Nutreco Holding N.V. (tel.: 033 422 6120; e-mail: ava@nutreco.com) en RBS (tel.: 020 383 6707; e-mail: corporate.actions@rbs.com).

Registratiedatum

De Raad van Bestuur heeft bepaald dat voor deze vergadering als stem- en vergadergerechtigden gelden degenen die op **9 juni 2009** ('Registratiedatum'), na verwerking van alle bij- en afschrijvingen per die datum, zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Nederland aangesloten instellingen waaruit blijkt wie op de Registratiedatum gerechtigd zijn tot deze aandelen.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **vanaf 10 juni 2009 tot uiterlijk 25 juni 2009 vóór 16.00 uur** schriftelijk aan te melden bij **RBS**. De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen waarin is opgenomen het aantal aandelen dat door de betreffende houder op de Registratiedatum gehouden en ter registratie aangemeld wordt.
Houders van aandelen aan toonder die zich conform bovenstaande procedure hebben aangemeld ontvangen een registratiebewijs. Het registratiebewijs zal gelden als bewijs van toegang tot de vergadering. Indien de aandeelhouder niet tijdig in het bezit is van een registratiebewijs, dient de aandeelhouder (of zijn gevolmachtigde) zich voor aanvang van de vergadering bij de registratiebalie te legitimeren met een geldig legitimatiebewijs. Na controle met de op de registratielijst vermelde gegevens wordt toegang tot de vergadering verleend.

Houders van **aandelen op naam** kunnen zich aanmelden op de wijze als in de aan hen verzonden oproepingsbrief is vermeld.

Volmacht/steminstructie

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 25 juni 2009** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de registratiebalie in te leveren. Volmachtformulieren zijn kosteloos verkrijgbaar ten kantore van Nutreco Holding N.V. en via de website (www.nutreco.com). Onverminderd de aanmelding als hiervoor beschreven kan een aandeelhouder zich tevens laten vertegenwoordigen door een onafhankelijke derde partij: ANT Trust & Corporate Services N.V., Claude Debussylaan 24, 1082 MD Amsterdam. Een steminstructie kan tot uiterlijk **26 juni 2009** elektronisch verleend worden via www.rbs.com/evoting. Indien een aandeelhouder niet in de gelegenheid is elektronisch een steminstructie te verlenen, kan een steminstructie ook schriftelijk worden verleend. Hiertoe dient gebruik gemaakt te worden van het formulier dat kosteloos bij ANT verkrijgbaar is en aldaar uiterlijk **26 juni 2009** ingevuld geretourneerd dient te zijn (per post, per e-mail: registers@ant-trust.nl of per fax 020 522 2535).

Voor toelating tot de vergadering kan men worden verzocht zich met een geldig legitimatiebewijs te legitimeren.

Amersfoort, 2 juni 2009

De Raad van Bestuur

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Free Translation

AGENDA

Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. to be held on June 30, 2009 at 10.30 a.m. at the offices of the Company, Veerstraat 38, 5831 JN Boxmeer (The Netherlands)

1. Opening

2. Appointments to the Executive Board
2.1 Appointment of Mr K. Nesse (decision)
2.2 Appointment of Mr F.J. Tielens (decision)
2.3 Appointment of Mr J.A. Vergeer (decision)

3. Closing

EXPLANATORY NOTE TO AGENDA ITEM 2

2. APPOINTMENTS TO THE EXECUTIVE BOARD

2.1 Appointment of Mr K. Nesse

The Supervisory Board has resolved to make a non-binding proposal to the General Meeting of Shareholders, in accordance with article 14.3 of the Articles of Association of the Company, to appoint Mr K. Nesse as a member of the Executive Board for a period of 4 years, effective July 1, 2009 and terminating on June 30, 2013.

Personal details

Name:	Nesse
First name:	Knut
Born:	October 5, 1967
Nationality:	Norwegian

Education

Mr K. Nesse obtained in 1991 a Bachelor's degree in Business Management from the Norwegian School of Management where he subsequently attended the Management Program in Project Management and obtained an Executive MBA degree in Business Management and Cost Performance from the Norwegian School of Economics and Business Administration where he subsequently also attended the Senior Management Program.

Professional experience

Mr K. Nesse started his career in 1992 with the Scana group in Stavanger as Chief Accountant and joined Skretting Norway in 1995 as Chief Accountant. In 1997 he moved back to the Scana group to take up a two year assignment as Finance Director of their Joint Venture in China and returned to Skretting in 1999, first as Controller, and subsequently in various management positions. In 2005 he moved to Chile as Managing Director of Skretting Chile and was appointed in April 2006 to the position of Managing Director of the Skretting Salmon Feed business.

Reasons for appointing Mr K. Nesse to the Executive Board

Mr K. Nesse has extensive knowledge and experience of the different management aspects of aquaculture businesses within Nutreco's Skretting fish feed businesses. During his career, he was posted to China and Chile and has the required international experience to manage a global business. The Selection and Appointment Committee made a recommendation to propose the appointment of Mr K. Nesse to the Executive Board to the General Meeting of Shareholders. Mr. K. Nesse will be responsible for Nutreco's global fish feed operations. His title will be Executive Vice President of the Nutreco Aquaculture Division.

Summary of the employment agreement

Employment agreement
An employment agreement will be entered into with Nutreco Nederland B.V., as is the case for all the members of the Executive Board, for a term of four years, effective July 1, 2009 and terminating on June 30, 2013, after which period re-appointment can take place for consecutive periods of four years, subject to the approval of the General Meeting of Shareholders. As Mr K. Nesse retains his responsibilities for a.o. the Norwegian fish feed business, his existing employment agreement with Skretting A.S. (Norway) will be continued on a part time basis.

Severance payment
In case of termination of the employment agreement as a member of the Executive Board, or, as the case may be, in case the General Meeting of Shareholders would not re-appoint Mr K. Nesse, or if the employment agreement is terminated by Nutreco Nederland B.V. other than for cause, Mr K. Nesse will be paid a severance payment equal to one year base salary.

Base salary
The total base salary of Mr K. Nesse amounts to EUR 330,000. In accordance with the approved Remuneration Policy of the Company as is published in the Company's 2008 Annual Report, the base salary will be reviewed once a year by the Remuneration Committee based on the benchmark against the base salary peer group as defined in the Company's Remuneration Policy.

Bonus
The maximum yearly bonus amounts to 50% of the base salary. The amount of the yearly bonus will be determined by the Supervisory Board upon recommendation of the Remuneration Committee and will depend on the achievement of the performance targets for the Executive Board as agreed with the Supervisory Board and confirmed by the Company's external auditor in accordance with the Company's Remuneration Policy.

LTI
Mr K. Nesse will qualify for the Long Term Incentive Plan in accordance with the Company's Remuneration Policy. The economic value of the performance shares which will be granted to Mr K. Nesse amounts to 50% of Mr K. Nesse's base salary. The number of shares to be awarded to Mr K. Nesse in 2009 amounts to 9,300, which will vest in accordance with the LTI rules which are described in the Annual Report 2008 and are published on the Nutreco website.

Pension
Mr K. Nesse will continue to build up defined contribution pension rights in Norway and will not participate in the pension plan for Executive Board members in The Netherlands.

Advantages in kind
Health insurance, a compensation for expenses of EUR 3,471 per year and a company car.

Shares held by Mr K. Nesse
Mr K. Nesse owns 7,400 restricted performance shares which will vest in accordance with the LTI rules which are described in the Annual Report and are published on Nutreco's website.

Change of control
There are no change-of-control provisions.

2.2 Appointment of Mr F.J. Tielens

The Supervisory Board has resolved to make a non-binding proposal to the General Meeting of Shareholders, in accordance with article 14.3 of the Articles of Association of the Company, to appoint Mr F.J. Tielens as a member of the Executive Board for a period of 4 years, effective July 1, 2009 and terminating on June 30, 2013.

Personal details

Name:	Tielens
First name:	Frank, J.
Born:	September 9, 1962
Nationality:	Dutch

Education

Mr F.J. Tielens graduated in 1988 from the Erasmus University Rotterdam with a Master of Science degree in Business Economics.

Professional experience

Mr F.J. Tielens began his career in 1988 with AkzoNobel's Chemicals Division, where he held positions of increasing responsibility until 1998. From 1999 to 2004 he was General Manager of Organon, AkzoNobel's Pharma Division, in Venezuela and Germany. In 2005, he assumed the position of President of Diosynth Biotechnology in the USA and was executive vice president of global business development for Organon/Schering Plough in the USA until 2008. On January 2, 2009 Frank Tielens joined Nutreco in The Netherlands as Managing Director of the Business Group Trouw Nutrition.

Reasons for appointing Mr F.J. Tielens to the Executive Board

Mr F.J. Tielens gained an extensive knowledge and experience of the different management aspects of high value added pharmaceutical and bio-technology businesses of a major stock listed company and is used working in an international environment, having been posted for Organon to Venezuela, Germany and the U.S.A. Based on this experience, the Selection and Appointment Committee felt Mr F.J. Tielens was the right candidate to manage Nutreco's Specialties businesses and the Selection and Appointment Committee therefore made a recommendation to propose the appointment of Mr F.J. Tielens to the Executive Board to the General Meeting of Shareholders. Mr F.J. Tielens will be responsible for Nutreco's global Specialties operations. His title will be Executive Vice President of the Nutreco Specialties Division.

Summary of the employment agreement

Employment agreement
An employment agreement will be entered into with Nutreco Nederland B.V., as is the case for all the members of the Executive Board, for a term of four years, effective July 1, 2009 and terminating on June 30, 2013, after which period re-appointment can take place for consecutive periods of four years, subject to the approval of the General Meeting of Shareholders. As Mr F.J. Tielens retains his responsibilities for a.o. the Dutch Specialties businesses, his existing employment agreement with Trouw Nutrition Nederland B.V. will be continued on a part time basis.

Severance payment
In case of termination of the employment agreement as a member of the Executive Board, or, as the case may be, in case the General Meeting of Shareholders would not re-appoint Mr F.J. Tielens, or if the employment agreement is terminated by Nutreco Nederland B.V. other than for cause, Mr F.J. Tielens will be paid a severance payment equal to one year base salary.

Base salary
The total base salary of Mr F.J. Tielens amounts to EUR 330,000. In accordance with the approved Remuneration Policy of the Company as is published in the Company's 2008 Annual Report, the base salary will be reviewed once a year by the Remuneration Committee based on the benchmark against the base salary peer group as defined in the Company's Remuneration Policy.

Bonus
The maximum yearly bonus amounts to 50% of the base salary. The amount of the yearly bonus will be determined by the Supervisory Board upon recommendation of the Remuneration Committee and will depend on the achievement of the performance targets for the Executive Board as agreed with the Supervisory Board and confirmed by the Company's external auditor in accordance with the Company's Remuneration Policy.

LTI
Mr F.J. Tielens will qualify for the Long Term Incentive Plan in accordance with the Company's Remuneration Policy. The economic value of the performance shares which will be granted to Mr F.J. Tielens amounts to 50% of Mr F.J. Tielens' base salary. The number of shares to be awarded to Mr F.J. Tielens in 2009 amounts to 9,300, which will vest in accordance with the LTI rules which are described in the Annual Report 2008 and are published on the Nutreco website.

Pension
Mr F.J. Tielens will join the pension plan for Executive Board members in The Netherlands which is a defined contribution plan based on career average wages.

Advantages in kind
Health insurance, a compensation for expenses of EUR 3,471 per year and a company car.

Shares held by Mr F.J. Tielens
Mr F.J. Tielens holds Nutreco 94 shares to which he subscribed under the Employee Share Participation scheme. These shares are restricted for a period of three years.

Change of control
There are no change of control provisions.

2.3 Appointment of Mr J.A. Vergeer

The Supervisory Board has resolved to make a non-binding proposal to the General Meeting of Shareholders, in accordance with article 14.3 of the Articles of Association of the Company, to appoint Mr J.A. Vergeer as a member of the Executive Board for a period of 4 years, effective July 1, 2009 and terminating on June 30, 2013.

Personal details

Name: Vergeer
First name: Jerry, A.
Born: May 15, 1963
Nationality: Canadian

Education

Mr J.A. Vergeer graduated from the University of Guelph (Canada) Agricultural Business Program in 1984 and from the Canadian Agri-Food Executive Development Program in 1996. He is a past Executive member and past Chairman of the Animal Nutrition Association of Canada.

Professional experience

Mr J.A. Vergeer began his career with Maple Leaf Foods (Canada) and held various management positions with the Maple Leaf Foods Animal Nutrition businesses. In 2005 he was appointed President of Maple Leaf Animal Nutrition. Since the acquisition of Maple Leaf Animal Nutrition by Nutreco in 2007, he is the Nutreco Canada President.

Reasons for appointing Mr J.A. Vergeer to the Executive Board

Mr J.A. Vergeer gained an extensive knowledge and experience of the animal nutrition business in North America where Nutreco Canada is one of the market leaders. Based on this experience, the Selection and Appointment Committee believes Mr J.A. Vergeer is the right candidate to manage Nutreco's Agriculture businesses and the Selection and Appointment Committee therefore made a recommendation to propose the appointment of Mr J.A. Vergeer to the Executive Board to the General Meeting of Shareholders. Mr J.A. Vergeer will be responsible for Nutreco's global compound feed and meat operations. His title will be Executive Vice President of the Nutreco Agriculture Division.

Summary of the employment agreement

Employment agreement
An employment agreement will be entered into with Nutreco Nederland B.V., as is the case for all the members of the Executive Board, for a term of four years, effective July 1, 2009 and terminating on June 30, 2013, after which period re-appointment can take place for consecutive periods of four years, subject to the approval of the General Meeting of Shareholders. As Mr J.A. Vergeer retains his responsibilities for a.o. the Canadian Animal Nutrition businesses, his existing employment agreement with Nutreco Canada Inc. will be continued on a part time basis.

Severance payment
In case of termination of the employment agreement as a member of the Executive Board, or, as the case may be, in case the General Meeting of Shareholders would not re-appoint Mr J.A. Vergeer, or if the employment agreement is terminated by Nutreco Nederland B.V. other than for cause, Mr J.A. Vergeer will be paid a severance payment equal to one year base salary.

Base salary
The total base salary of Mr J.A. Vergeer amounts to EUR 330,000. In accordance with the approved Remuneration Policy of the Company as is published in the Company's 2008 Annual Report, the base salary will be reviewed once a year by the Remuneration Committee based on the benchmark against the base salary peer group as defined in the Company's Remuneration Policy.

Bonus
The maximum yearly bonus amounts to 50% of the base salary. The amount of the yearly bonus will be determined by the Supervisory Board upon recommendation of the Remuneration Committee and will depend on the achievement of the performance targets for the Executive Board as agreed with the Supervisory Board and confirmed by the Company's external auditor in accordance with the Company's Remuneration Policy.

LTI
Mr J.A. Vergeer will qualify for the Long Term Incentive Plan in accordance with the Company's Remuneration Policy. The economic value of the performance shares which will be granted to Mr J.A. Vergeer amounts to 50% of Mr J.A. Vergeer's base salary. The number of shares to be awarded to Mr J.A. Vergeer in 2009 amounts to 9,300, which will vest in accordance with the LTI rules which are described in the Annual Report 2008 and are published on the Nutreco website.

Pension
Mr J.A. Vergeer will continue to build up defined benefit pension rights in Canada and will not participate in the pension plan for Executive Board members in The Netherlands.

Advantages in kind
Health insurance, a compensation for expenses of EUR 3,471 per year and a company car. In addition, Mr J. A. Vergeer will receive expatriate status allowances such as housing and school allowances.

Shares held by Mr J.A. Vergeer
Mr J.A. Vergeer owns 7,400 restricted performance shares which will vest in accordance with the LTI rules which are described in the Annual Report and are published on Nutreco's website.

Change of control
There are no change of control provisions.

AGENDA

Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op dinsdag 30 juni 2009, aanvang 10.30 uur, ten kantore van de Vennootschap, Veerstraat 38, 5831 JN Boxmeer

1. Opening

2. Benoemingen in de Raad van Bestuur
2.1 Benoeming van de heer K. Nesse (besluit)
2.2 Benoeming van de heer F.J. Tielens (besluit)
2.3 Benoeming van de heer J.A. Vergeer (besluit)

3. Sluiting

TOELICHTING OP AGENDAPUNT 2

2. BENOEMINGEN IN DE RAAD VAN BESTUUR

2.1 Benoeming van de heer K. Nesse

De Raad van Commissarissen heeft besloten een niet-bindende voordracht te doen aan de Algemene Vergadering van Aandeelhouders, conform artikel 14.3 van de statuten van de Vennootschap, om de heer K. Nesse te benoemen in de Raad van Bestuur voor een duur van vier jaar, beginnend op 1 juli 2009 en verstrijkend op 30 juni 2013.

Persoonlijke gegevens

Naam:	Nesse
Voornaam:	Knut
Geboortedatum:	5 oktober 1967
Nationaliteit:	Noorse

Opleiding

De heer K. Nesse behaalde in 1991 een Bachelor's diploma van de Norwegian School of Management waar hij daarna het Management Program in Project Management volgde. Daarna behaalde hij een Business Management en Cost Performance diploma van de Norwegian School of Economics and Business Administration waar hij daarna nog het Senior Management program volgde.

Loopbaan

De heer K. Nesse begon zijn loopbaan in 1992 bij de Scana groep in Stavanger als Chief Accountant en ging in 1995 bij Skretting Norway in dezelfde functie aan de slag. In 1997 ging hij terug naar de Scana groep voor een tweejarige opdracht als Finance Director voor hun Joint Venture in China en ging vervolgens in 1999 terug naar Skretting Norway, eerst als Controller, en daarna in verschillende managementfuncties. In 2005 werd hij gedetacheerd naar Skretting Chili als Managing Director en werd in april 2006 benoemd als Managing Director van de Skretting zalm-voer business.

Redenen om de heer K. Nesse te benoemen in de Raad van Bestuur

De heer K. Nesse heeft een uitgebreide kennis en ervaring van de verschillende managementaspecten van de aquacultuuractiviteiten binnen de Skretting visvoer business van Nutreco. Gedurende zijn carrière heeft hij gewerkt in China en Chili en hij bezit de noodzakelijke internationale ervaring om een wereldwijde business aan te sturen.

Het Selection & Appointment Committee heeft een aanbeveling gedaan aan de Algemene Vergadering van Aandeelhouders om de heer K. Nesse tot de Raad van Bestuur te benoemen waar hij verantwoordelijk zal zijn voor de wereldwijde visvoer activiteiten. Zijn titel zal zijn Executive Vice President van de Nutreco Aquaculture Division.

Hoofdpunten van de arbeidsovereenkomst

Arbeidsovereenkomst
Er zal een arbeidsovereenkomst tot stand komen met Nutreco Nederland B.V., zoals het geval is voor alle leden van de Raad van Bestuur. De overeenkomst is voor een duur van vier jaar, beginnend op 1 juli 2009 en aflopend op 30 juni 2013, waarna deze verlengd kan worden voor opeenvolgende perioden van vier jaar onder voorbehoud van de voorafgaandelijke goedkeuring van de Algemene Vergadering van Aandeelhouders. Omdat de heer K. Nesse zijn verantwoordelijkheden voor o.m. de Noorse visvoeractiviteiten behoudt, zal zijn arbeidsovereenkomst met Skretting A.S. (Noorwegen) voortgezet worden op deeltijdse basis.

Afvloeiingsregeling
Bij beëindiging van de arbeidsovereenkomst als lid van de Raad van Bestuur of, indien de Algemene Vergadering van Aandeelhouders de heer K. Nesse niet zou herbenoemen of de arbeidsovereenkomst door Nutreco Nederland B.V. wordt beëindigd voor andere dan dringende redenen, zal de heer K. Nesse een vergoeding worden uitbetaald die gelijk is aan één jaar basissalaris.

Basissalaris
Het totale basissalaris van de heer K. Nesse bedraagt EUR 330.000. Conform het goedgekeurde beloningsbeleid van de Vennootschap, zoals gepubliceerd in het jaarverslag 2008, zal het basissalaris éénmaal per jaar worden geëvalueerd door het Remuneration Committee en gebenchmarked t.o.v. de peer group voor het basissalaris zoals gedefinieerd in het beloningsbeleid van de Vennootschap.

Bonus
De maximale bonus op jaarbasis bedraagt 50% van het basissalaris. Het bedrag van de jaarlijkse bonus zal door de Raad van Commissarissen worden vastgesteld op aanbeveling van het Remuneration Committee en zal afhankelijk zijn van de mate waarin voldaan is aan de doelstellingen voor de Raad van Bestuur, zoals overeengekomen met de Raad van Commissarissen en gecontroleerd door de externe accountant conform het beloningsbeleid van de Vennootschap.

LTI
De heer K. Nesse komt in aanmerking voor het Long Term Incentive Plan conform het beloningsbeleid van de Vennootschap. De economische waarde van de prestatiegebonden aandelen die toegekend zullen worden aan de heer K. Nesse bedraagt 50% van het basissalaris. Het aantal prestatiegebonden aandelen dat aan de heer K. Nesse zal worden toegekend voor 2009 is 9.300 welke zullen vesten conform het LTI Reglement dat staat beschreven in het jaarverslag 2008 en is gepubliceerd op de website van de Vennootschap.

Pensioen
De heer K. Nesse zal zijn pensioen verder opbouwen in Noorwegen op basis van een toegezegdebijdrageregeling en hij zal niet deelnemen aan het Nederlandse pensioenplan voor leden van de Raad van Bestuur.

Voordelen in natura
Ziekteverzekering, een onkostenvergoeding van EUR 3.471 per jaar en een bedrijfswagen.

Aandelenbezit van de heer K. Nesse
De heer K. Nesse heeft 7.400 prestatiegebonden aandelen die zullen "vesten" conform het LTI reglement zoals beschreven in het jaarverslag 2008 en gepubliceerd op de Nutreco website.

Change of control
Er zijn geen change-of-control voorzieningen.

2.2 Benoeming van de heer F.J. Tielens

De Raad van Commissarissen heeft besloten een niet-bindende voordracht te doen aan de Algemene Vergadering van Aandeelhouders, conform artikel 14.3 van de statuten van de Vennootschap, om de heer F.J. Tielens te benoemen in de Raad van Bestuur voor een duur van vier jaar, beginnend op 1 juli 2009 en verstrijkend op 30 juni 2013.

Persoonlijke gegevens

Naam:	Tielens
Voornamen:	Frank, J.
Geboortedatum:	9 september 1962
Nationaliteit:	Nederlandse

Opleiding

De heer F.J. Tielens promoveerde in 1988 tot Doctorandus in de Economische Wetenschappen aan de Erasmus Universiteit van Rotterdam.

Loopbaan

De heer F.J. Tielens kwam in 1988 in dienst bij de Chemicals Divisie van AkzoNobel, waar hij verschillende functies vervulde met toenemende verantwoordelijkheid. Van 1999 tot 2004 was hij General Manager van Organon, de Pharmaceutische Divisie van AkzoNobel in Venezuela en in Duitsland. In 2005 werd hij President van Diosynth Biotechnology in de U.S.A. en was Executive Vice President of global business development voor Oragnon/Schering Plough in de U.S.A. tot 2008. Op 2 januari 2009 kwam hij in dienst bij Nutreco als Managing Director van de Trouw Nutrition Business Group.

Redenen om de heer F.J. Tielens te benoemen in de Raad van Bestuur

De heer F.J. Tielens heeft een uitgebreide kennis en ervaring van hoge toegevoegde waarde farmaceutische en biotechnologie industrieën van een belangrijke beursgenoteerde groep en is met zijn management functies voor Organon in Venezuela, Duitsland en de U.S.A. vertrouwd met het werken in een internationale omgeving. Op grond van deze ervaring oordeelde het Selection & Appointment Committee dat de heer F.J. Tielens de geschikte kandidaat is om de Specialties Business van Nutreco te leiden en het Selection & Appointment Committee heeft daarom een aanbeveling gedaan aan de Algemene Vergadering van Aandeelhouders om de heer F.J. Tielens in de Raad van Bestuur te benoemen waar hij verantwoordelijk zal zijn voor de wereldwijde Specialties activiteiten. Zijn titel zal zijn Executive Vice President van de Nutreco Specialties Division.

Hoofdpunten van de arbeidsovereenkomst

Arbeidsovereenkomst
Er zal een arbeidsovereenkomst tot stand komen met Nutreco Nederland B.V., zoals het geval is voor alle leden van de Raad van Bestuur. De overeenkomst is voor een duur van vier jaar, beginnend op 1 juli 2009 en aflopend op 30 juni 2013, waarna deze verlengd kan worden voor opeenvolgende perioden van vier jaar onder voorbehoud van de voorafgaandelijke goedkeuring van de Algemene Vergadering van Aandeelhouders. Omdat de heer F.J. Tielens zijn verantwoordelijkheden voor o.m. de Nederlandse Specialties business behoudt, zal zijn arbeidsovereenkomst met Trouw Nutrition Nederland B.V. voortgezet worden op deeltijdse basis.

Afvloeiingsregeling
Bij beëindiging van de arbeidsovereenkomst als lid van de Raad van Bestuur of, indien de Algemene Vergadering van Aandeelhouders de heer F.J. Tielens niet zou herbenoemen of de arbeidsovereenkomst door Nutreco Nederland B.V. wordt beëindigd voor andere dan dringende redenen, zal de heer F.J. Tielens een vergoeding worden uitbetaald die gelijk is aan één jaar basissalaris.

Basissalaris
Het totale basissalaris van de heer F.J. Tielens bedraagt EUR 330.000. Conform het goedgekeurde beloningsbeleid van de Vennootschap, zoals gepubliceerd in het jaarverslag 2008, zal het basissalaris éénmaal per jaar worden geëvalueerd door het Remuneration Committee en gebenchmarked t.o.v. de peer group voor het basissalaris, zoals gedefinieerd in het beloningsbeleid van de Vennootschap.

Bonus
De maximale bonus op jaarbasis bedraagt 50% van het basissalaris. Het bedrag van de jaarlijkse bonus zal door de Raad van Commissarissen worden vastgesteld op aanbeveling van het Remuneration Committee en zal afhankelijk zijn van de mate waarin voldaan is aan de doelstellingen voor de Raad van Bestuur, zoals overeengekomen met de Raad van Commissarissen en gecontroleerd door de externe accountant conform het beloningsbeleid van de Vennootschap.

LTI
De heer F.J. Tielens komt in aanmerking voor het Long Term Incentive Plan conform het beloningsbeleid van de Vennootschap. De economische waarde van de prestatiegebonden aandelen die toegekend zullen worden aan de heer F.J. Tielens bedraagt 50% van het basissalaris. Het aantal prestatiegebonden aandelen dat aan de heer F.J. Tielens zal worden toegekend voor 2009 is 9.300 welke zullen vesten conform het LTI Reglement dat staat beschreven in het jaarverslag 2008 en is gepubliceerd op de website van de Vennootschap.

Pensioen
De heer F.J. Tielens zal toetreden tot het pensioenplan voor de Raad van Bestuur in Nederland dat een toegezegdebijdrageregeling is op basis van het gemiddeld genoten salaris.

Voordelen in natura
Ziekteverzekering, een onkostenvergoeding van EUR 3.471 per jaar en een bedrijfswagen.

Aandelenbezit van de heer F.J. Tielens
De heer F.J. Tielens bezit 94 aandelen aangekocht onder het Employee Share Participation plan. Deze aandelen zijn geblokkeerd voor een periode van drie jaar.

Change of control
Er zijn geen change-of-control voorzieningen.

2.3 Benoeming van de heer J.A. Vergeer

De Raad van Commissarissen heeft besloten een niet-bindende voordracht te doen aan de Algemene Vergadering van Aandeelhouders, conform artikel 14.3 van de statuten van de Vennootschap, om de heer J.A. Vergeer te benoemen in de Raad van Bestuur voor een duur van vier jaar, beginnend op 1 juli 2009 en verstrijkend op 30 juni 2013.

<u>Persoonlijke gegevens</u>

Naam:	Vergeer
Voornamen:	Jerry, A.
Geboortedatum:	15 mei 1963
Nationaliteit:	Canadese

<u>Opleiding</u>

De heer J.A. Vergeer studeerde aan de Universiteit van Guelph (Canada) waar hij in 1984 het Agricultural Business Program en in 1996 het Canadian Agri-Food Executive Development Program afwerkte. Hij is past-Executive member en past-Chairman van de Animal Nutrition Association of Canada.

Loopbaan

De heer J.A. Vergeer begon zijn carrière bij Maple Leaf Foods (Canada) en bekleedde verschillende management functies in de Maple Leaf Foods Animal Nutrition bedrijfstak. In 2005 werd hij benoemd als President van Maple Leaf Animal Nutrition. Sinds de acquisitie van Maple Leaf Animal Nutrition door Nutreco in 2007 is hij de Nutreco Canada President.

Redenen om de heer J.A. Vergeer te benoemen in de Raad van Bestuur

De heer J.A. Vergeer heeft een uitgebreide kennis en ervaring van de animal nutrition business in Noord Amerika waar Nutreco Canada een van de marktleiders is. Op grond van deze ervaring heeft het Selection & Appointment Committee besloten dat de heer J.A. Vergeer de geschikte kandidaat is om de Agri activiteiten van Nutreco te managen en het Selection & Appointment Committee heeft een aanbeveling gedaan aan de Algemene Vergadering van Aandeelhouders om de heer J.A. Vergeer te benoemen in de Raad van Bestuur waar hij verantwoordelijk zal zijn voor de wereldwijde mengvoer- en vleesactiviteiten. Zijn titel zal zijn Executive Vice President van de Nutreco Agriculture Division.

Hoofdpunten van de arbeidsovereenkomst

Arbeidsovereenkomst
Er zal een arbeidsovereenkomst tot stand komen met Nutreco Nederland B.V., zoals het geval is voor alle leden van de Raad van Bestuur. De overeenkomst is voor een duur van vier jaar, beginnend op 1 juli 2009 en aflopend op 30 juni 2013, waarna deze verlengd kan worden voor opeenvolgende perioden van vier jaar onder voorbehoud van de voorafgaandelijke goedkeuring van de Algemene Vergadering van Aandeelhouders. Omdat de heer J.A. Vergeer zijn verantwoordelijkheden voor o.m. Nutreco Canada behoudt zal zijn arbeidsovereenkomst met Nutreco Canada voortgezet worden op deeltijdse basis.

Afvloeiingsregeling
Bij beëindiging van de arbeidsovereenkomst als lid van de Raad van Bestuur of, indien de Algemene Vergadering van Aandeelhouders de heer J.A. Vergeer niet zou herbenoemen of de arbeidsovereenkomst door Nutreco Nederland B.V. wordt beëindigd voor andere dan dringende redenen, zal de heer J.A. Vergeer een vergoeding worden uitbetaald die gelijk is aan één jaar basissalaris.

Basissalaris
Het totale basissalaris van de heer J.A. Vergeer bedraagt EUR 330.000. Conform het goedgekeurde beloningsbeleid van de Vennootschap, zoals gepubliceerd in het jaarverslag 2008, zal het basissalaris éénmaal per jaar worden geëvalueerd door het Remuneration Committee en gebenchmarked t.o.v. de peer group voor het basissalaris, zoals gedefinieerd in het beloningsbeleid van de Vennootschap.

Bonus
De maximale bonus op jaarbasis bedraagt 50% van het basissalaris. Het bedrag van de jaarlijkse bonus zal door de Raad van Commissarissen worden vastgesteld op aanbeveling van het Remuneration Committee en zal afhankelijk zijn van de mate waarin voldaan is aan de doelstellingen voor de Raad van Bestuur, zoals overeengekomen met de Raad van Commissarissen en gecontroleerd door de externe auditor conform het beloningsbeleid van de Vennootschap.

LTI
De heer J.A. Vergeer komt in aanmerking voor het Long Term Incentive Plan conform het beloningsbeleid van de Vennootschap. De economische waarde van de prestatiegebonden aandelen die toegekend zullen worden aan de heer J.A. Vergeer bedraagt 50% van het basissalaris. Het aantal prestatiegebonden aandelen dat aan de heer J.A. Vergeer zal worden toegekend voor 2009 is 9.300 welke zullen vesten conform het LTI Reglement dat staat beschreven in het jaarverslag 2008 en is gepubliceerd op de website van de Vennootschap.

Pensioen
De heer J.A. Vergeer zal verder pensioen opbouwen in Canada op basis van een toegezegdebijdrageregeling en hij zal niet deelnemen aan het Nederlandse pensioenplan voor leden van de Raad van Bestuur.

Voordelen in natura
Ziekteverzekering, een onkostenvergoeding van EUR 3.471 per jaar en een bedrijfswagen. De heer J.A. Vergeer zal ook nog expatriate status vergoedingen ontvangen zoals woon- en schoolvergoedingen.

Aandelenbezit van de heer J.A. Vergeer
De heer J.A. Vergeer heeft 7.400 prestatiegebonden aandelen die zullen "vesten" conform het LTI reglement zoals beschreven in het jaarverslag 2008 en gepubliceerd op de Nutreco website.

Change of control
Er zijn geen change-of-control voorzieningen.

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. held on 30 June 2009 at 10.30 a.m. at the offices of the Company, Veerstraat 38, 5831 JN Boxmeer (The Netherlands)

Shares present or represented

Ordinary Shares	
Total issued ordinary shares on 9 June 2009:	34,868,682
Ordinary shares present or represented:	9,675,951
Percentage	27.75%
Cumulative Preference A shares (CumPref A)	
Total issued CumPref A shares on 9 June 2009:	4,993,200
CumPref A shares present or represented:	2,496,600
Percentage	50%
Total present/represented shares	12,172,551
Percentage	30.54%

Resolutions

At the Extraordinary Annual General Meeting of Shareholders of 30 June 2009 resolutions were adopted as indicated below with regard to the following agenda items:

2. Appointments to the Executive Board

2.1 Appointment of K. Nesse

In favour:	12,118,720
Against:	875
Abstention:	52,956

2.2 Appointment of F.J. Tielens

In favour:	12,118,720
Against:	875
Abstention:	52,956

2.3 Appointment of J.A. Vergeer

In favour:	12,118,720
Against:	875
Abstention:	52,956

Besluiten genomen op de Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., gehouden op 30 juni 2009, aanvang 10.30 uur, ten kantore van de Vennootschap, Veerstraat 38, 5831 JN Boxmeer

Aanwezige of vertegenwoordigde aandelen

Gewone aandelen

Totaal uitstaande gewone aandelen op 9 juni 2009:	34.868.682
Aanwezige of vertegenwoordigde gewone aandelen:	9.675.951
Aanwezigheidspercentage	27,75%

Cumulatief Preferente A aandelen (CumPref A)

Totaal uitstaande CumPref A aandelen op 9 juni 2009:	4.993.200
Aanwezige of vertegenwoordigde CumPref A aandelen:	2.496.600
Aanwezigheidspercentage	50%

Totaal aanwezige/vertegenwoordigde stemmen	12.172.551
Percentage	30,54%

Besluiten

Op de Buitengewone Algemene Vergadering van Aandeelhouders van 30 juni 2009 werd over de volgende agendapunten besloten zoals hierna opgegeven:

2. Benoemingen in de Raad van Bestuur

2.1 Benoeming van de heer K. Nesse

Vóór:	12.118.720
Tegen:	875
Onthoudingen:	52.956

2.2 Benoeming van de heer F.J. Tielens

Vóór:	12.118.720
Tegen:	875
Onthoudingen:	52.956

2.3 Benoeming van de heer J.A. Vergeer

Vóór:	12.118.720
Tegen:	875
Onthoudingen:	52.956

nutreco

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

(free translation)

NUTRECO HOLDING N.V.

2008 Dividend

At the Annual General Meeting of Shareholders, held on 21 April 2009, the dividend due to holders of ordinary shares for the 2008 financial year was fixed at EUR 1.43 per share. After deduction of the interim dividend of EUR 0.40, which was paid out in August 2008, the final dividend amounts to EUR 1.03 per ordinary share.

The final dividend can be paid out either entirely in cash, after deduction of 15% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve. Payment in ordinary shares is exempt from Dutch dividend taxes.

The conversion ratio will be determined on 8 May 2009 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the Company of their preference, i.e. 6, 7 and 8 May 2009. Both the cash and stock dividends will be put at the shareholders' disposal on 14 May 2009. The value of the stock dividend will be (approximately) equal to the cash dividend.

The new ordinary shares are entitled to dividend for 2009 and subsequent financial years.

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

23 April 2009:	ex dividend quotation;
23 April – 8 May 2009	decision period;
27 April 2009:	record date
8 May 2009:	determination final stock dividend (after close trading)
14 May 2009:	dividend payment in cash and delivery of ordinary shares.

Shareholders wishing to receive payment of the final dividend in ordinary shares should make their choice known via their bank or broker to ABN AMRO Bank N.V., acting under the name of RBS ('RBS'). If no choice is made known the final dividend will be paid out to shareholders in cash, after deduction of 15% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including 8 May 2009 a commission will be paid to the institutions admitted to the Euronext Amsterdam in accordance with the overview of RBS, so that this conversion can take place free of commission-charges to the holders.

Amersfoort, 22 April 2009

The Executive Board

nutreco

NUTRECO HOLDING N.V.

DIVIDEND 2008

In de op 21 april 2009 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders is het dividend over het boekjaar 2008, toekomend aan houders van gewone aandelen, vastgesteld op EUR 1,43 per aandeel. Na aftrek van het in augustus 2008 uitgekeerde interimdividend van EUR 0,40 bedraagt het slotdividend EUR 1,03 per gewoon aandeel.

Het slotdividend wordt naar keuze uitgekeerd geheel in contanten, onder aftrek van 15% dividendbelasting, dan wel in gewone aandelen ten laste van de belastingvrije agioreserve. De uitkering in gewone aandelen is vrij van Nederlandse dividendbelasting.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 8 mei 2009 na beurs worden vastgesteld op basis van het gewogen gemiddelde van de aandelenkoers op de laatste drie dagen van de keuzeperiode, m.n. 6, 7 en 8 mei 2009. Zowel het contante dividend als het stockdividend zullen ter beschikking van de houders van gewone aandelen worden gesteld op 14 mei 2009. De waarde van het slotdividend in gewone aandelen zal (een afrondingsverschil daargelaten) gelijk zijn aan die van het contante dividend.

De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2009 en volgende boekjaren.

Op Euronext Amsterdam zal geen handel in dividendrechten plaatsvinden.

Het volgende tijdschema is van toepassing:

23 april 2009:	ex-dividendnotering
23 april t/m 8 mei 2009:	keuzeperiode
27 april 2009:	record datum
8 mei 2009:	vaststelling ruilverhouding (na beurs)
14 mei 2009:	betaalbaarstelling dividend in contanten en levering van gewone aandelen

Aandeelhouders die de uitkering van het slotdividend in gewone aandelen wensen te ontvangen dienen hun keuze via hun bank of commissionair kenbaar te maken bij ABN AMRO Bank N.V., handelend onder de naam RBS ('RBS'). Bij het uitblijven van een keuze wordt het slotdividend in contanten, onder aftrek van 15% dividendbelasting, aan aandeelhouders uitgekeerd. Levering van aandelen zal uitsluitend geschieden op basis van het totale aantal geleverde dividendrechten, waarbij de eventueel resterende fractie van één gewoon aandeel wordt uitgekeerd in contanten.

Bij omwisseling van dividendrechten in de periode tot en met 8 mei 2009 zal aan tot Euronext Amsterdam toegelaten instellingen de provisie conform het overzicht van RBS worden vergoed, zodat bedoelde omwisseling in genoemde periode voor de houders vrij van provisie kan plaatsvinden.

Amersfoort, 22 april 2009

De Raad van Bestuur

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 15 August 2008

Conversion ratio interim stock dividend Nutreco 1 share for 110

Nutreco Holding N.V. announces that the conversion ratio of the interim stock dividend has been determined. This will amount to 1 new ordinary share for every 110 existing ordinary shares. Based on the average weighted price of 13, 14 and 15 August 2008 of EUR 43.92, 1/110th share represents a value of EUR 0.40, which is virtually equal to the gross dividend in cash of EUR 0.40 per ordinary share. Both the cash dividend and stock dividend will be made payable to shareholders on 21 August 2008.

* * * * *

Nutreco
Nutreco is an international animal nutrition and fish feed company, with revenues totalling EUR 4,021 million in 2007. With its specific knowledge of animal nutrition and fish feed, Nutreco is able to create added value for its customers in about 80 countries around the world.

Nutreco had a workforce of 9,090 at 31 December 2007, mainly located in approximately 100 production plants in 24 countries. Nutreco has eight leading research centres to support its customers and its own animal nutrition and fish feed activities. Nutreco is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

RECEIVED
2008 JUL 13 A 8:

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 12 February 2009

Solid performance in a volatile year; operating result (EBITA) up 14.7% to EUR 182 million

- **Revenue up 22.9% to EUR 4.9 billion with strong results in premix and feed specialities**
- **Spread of activities and strategic direction provides stability in challenging times**
- **Doubling of 2006 EBITA to EUR 230 million under current circumstances expected to be met in 2010-2012**
- **Profit after tax from continuing operations decreases by 6.6% due to higher financing costs and tax rate**
- **Sound balance sheet and healthy capital structure**
- **Dividend proposal of EUR 1.43 per share; pay-out ratio 45%**

Key figures
(EUR x million)

	2008	2007	Change
Revenue from continuing operations	4,943.1	4,021.1	22.9%
Operating result before exceptional items and amortisation (EBITA)	182.1	158.8	14.7%
Operating result from continuing operations (EBIT)	172.1	149.0	15.5%
Profit after tax from continuing operations	105.8	113.3	-6.6%
Basic earnings per share for continuing operations (EUR)	3.02	3.24	-6.8%
Final dividend per ordinary share (EUR)	1.03	1.29	
Interim dividend per ordinary share (EUR)	0.40	0.35	
Dividend per ordinary share (EUR)	1.43	1.64	-12.8%

A solid financial performance in 2008

Wout Dekker, Nutreco CEO: "Nutreco put in a solid performance and we increased our revenue to almost EUR 5 billion. This increase is mainly driven by high raw material prices, as well as the contribution from acquisitions in 2007 and 2008. This development is supported by our solid business model based on our strategic choices in recent years. Our premix and feed specialities business had a record performance in 2008 due to a successful integration of the acquired BASF premix businesses, excellent raw material positions and organic growth in feed specialities. Our fish feed business is temporarily impacted by a lower demand for fish feed in Chile. Our customers, the Chilean fish farming companies had to downscale their operations, as a consequence of the ISA virus. This impact is expected to continue in 2009. The Spanish meat business reported disappointing results due to high raw material prices which could not be fully passed on to our customers and a shift to cheaper products by consumers due to the economic crisis in Spain."

From global food crisis to global recession fears
"2008 was a turbulent year for more than one reason. We began the year with shortages of raw materials. The raw materials prices were high and rose due to the demand from emerging markets as well as from the increased demand from the bio-fuel industry. Mid 2008 we faced unprecedented volatility and down turn in commodity prices."

EBITA of EUR 230 million remains the primary medium term financial target
"Nutreco stays fully committed to strengthen its animal nutrition and fish feed business by organic growth and acquisitions. Nutreco will especially focus on growth in feed additives. Due to our strong balance sheet and market positions we are well placed for today's challenging times. Doubling 2006 EBITA to EUR 230 million remains the primary medium term financial target. Due to the uncertainties in the global economy we are prudent in the usage of our financial room. This could temporarily slow down our speed in acquiring new companies. There are also more uncertainties related to organic growth. Given the current circumstances we have extended the timeframe for reaching the EBITA target of EUR 230 million to 2010-2012."

Knowledge and technology are crucial for sustainable food security
"Innovation, backed by science and technology is the key for future food security. Due to the increasing feed-to-food demand and the increasingly complex and volatile raw material market, nutritional know-how, alternative ingredients and sustainable feed products have become crucial. Feed additives such as enzymes, anti-oxidants and organic acids can support the use of co-products from the food and bio-fuel industry in animal nutrition even further, providing greater feed efficiencies, better animal health and less impact on the environment. This dynamic environment requires high level expertise in raw materials, feed formulation and feed-to-food safety. With our experience, knowledge and innovative capabilities we are well positioned to capitalise on this."

NOTES ON FINANCIAL RESULTS

Revenue
Revenue from Nutreco's continuing operations amounted to EUR 4,943.1 million, an increase of EUR 922.0 million or 22.9% compared with 2007. Organic growth contributed 12.2% to the increase in revenues of which 15.1% was related to higher sales prices mainly due to passing on higher raw material prices, and -2.9% to lower sales volumes. Recent acquisitions contributed 12.7% to the increase in revenue. The foreign exchange translation effect of -2.0% mainly relates to the Canadian dollar and Norwegian kroner.

Operating result
The EBITA before exceptional items from continuing operations (EBITA) increased 14.7% to EUR 182.1 million (2007: EUR 158.8 million), mainly due to a strong contribution of our animal nutrition business. The effect of higher charges related to provisions on trade receivables in some segments (EUR 16.3 million) was partly offset by a release in provisions due to the settlement of various claims (EUR 14.7 million).

The Premix and feed specialities business had a record performance in 2008 due to the successful integration of the BASF acquisitions, excellent raw material positions and organic growth in feed specialities. The EBITA increased with 117.3% to EUR 84.1 million (2007: EUR 38,7 million). Changing market dynamics have resulted in significantly higher pricing in the vitamin markets. Thanks to the Nutreco Sourcing and Procurement initiative, Nutreco was able to benefit from this specific market situation in 2008.

The EBITA on the Compound feed activities in Europe amounted to EUR 29.4 million, a 22.4% decrease compared with EUR 37.9 million in 2007. This decline was due to tough market conditions in Spain and due to an unexpected and strong decline in raw material prices in the second half of the year. The latter resulted in a negative impact on contract positions of grain and soya of approximately EUR 5 million, which neutralised the positive impact in the first half year. The EBITA from Animal Nutrition Canada, which was acquired in July 2007 was EUR 20.9 million (2007: EUR 9.2 million) which is in line with our expectations at the time of the acquisition. The total EBITA from the Animal Nutrition activities was up 56.6% to EUR 134.4 million (2007: EUR 85.8 million).

The EBITA from Fish feed was 4.6% lower at EUR 67.7 million compared with EUR 71.0 million in 2007. The results are impacted by a lower demand for fish feed in Chile; the volumes of farmed fish of our customers declined as a result of the health challenges. Fish feed for other farmed fish species performed well and the results were in line with the previous year.

The EBITA from Meat and Other activities was a loss of EUR 0.4 million compared with a profit of EUR 22.3 million in 2007. The main reasons for this decline are the high raw material prices which could not be fully passed on to our customers and a shift in consumer spending to cheaper products due to the economic crisis in Spain. The poultry hatchery and pharma egg business in Canada contributed an operating profit above our expectations.

Net financing costs

Net financing costs from continuing operations amounted to EUR 31.2 million (2007: EUR 10.1 million). The increase relates to the higher average debt position in 2008 compared with 2007 as a result of acquisitions, a higher net working capital, the capital remittance in August 2007 (EUR 171.2 million) and share buy back in the first half year of 2008 (EUR 33.1 million).

Financial income decreased to EUR 6.3 million (2007: EUR 12.2 million), mainly due to lower cash deposits. Financial expenses increased to EUR 38.1 million (2007: EUR 21.9 million), mainly as a consequence of increased interest-bearing debt. Financial expenses include the dividend of EUR 4.0 million (2007: EUR 4.5 million) on the cumulative preference shares.

The foreign exchange result amounts to EUR 0.6 million (2007: EUR -0.4 million).

Income tax expense

Income tax expense on continuing operations increased from EUR 26.4 million to EUR 37.2 million. The effective tax rate in 2008 was 26.0% for continuing operations (2007: 18.9%). The increase is due to the geographical spread of profit and the low comparison base in 2007 because of divestments.

Result for the period

The result after tax from continuing operations decreased from EUR 113.3 million to EUR 105.8 million. Basic earnings per share for continuing operations were 6.8% lower at EUR 3.02 (2007: EUR 3.24). The result for the period attributable to equity holders of Nutreco was EUR 114.8 million (2007: EUR 118.6 million). The basic earnings per ordinary share were EUR 3.34 (2007: EUR 3.46).

Result after tax from discontinued operations

The result after tax from discontinued operations was EUR 11.1 million (2007: EUR 7.4 million), and relates to discontinued operations in previous years.

Cash position and capital structure

The net debt position on 31 December 2008 was EUR 367.1 million (31 December 2007: EUR 289.9 million). The total equity of Nutreco on 31 December 2008 was EUR 665.5 million (31 December 2007: EUR 651.2 million). Regarding its capital structure Nutreco maintains a prudent financial policy and uses internal criteria that are well within the criteria related to financing.

Dividend

A dividend of EUR 1.43 (2007: EUR 1.64) is proposed, representing a pay-out ratio of 45% of the total profit for the year, excluding impairment and book gains and losses on disposals, which is in line with Nutreco's policy of a maximum pay-out ratio of 45%. In 2008, Nutreco already distributed an interim dividend of EUR 0.40. The final dividend of EUR 1.03 will be payable in cash or shares at the shareholder's option. The value of the stock dividend will be virtually identical to the cash dividend. The ex-dividend date will be 23 April 2009. The conversion ratio will be determined on 8 May 2009 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the company of their preference, namely 6, 7 and 8 May 2009. Both the cash and stock dividends will be placed at the shareholders' disposal on 14 May 2009.

Strategic agenda 2009

Nutreco will continue to focus on growth in animal nutrition and fish feed. In particular in 2009 Nutreco will:

- Strengthen market positions in feed specialities and additives through organic growth and acquisitions
- Strengthen R&D and the new products pipeline through more focus on innovation
- Sharpen working capital management and reduce costs
- Maintain a healthy capital structure to support future growth

Nutreco will start providing quarterly trading updates in 2009. Financial calendar:

21 April:	Annual General Meeting of Shareholders
29 April:	Trading update first quarter
30 July:	Publication of half-year results
29 October:	Trading update third quarter

* * * * *

Nutreco
Nutreco is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in more than 30 countries and about 9,300 employees.

Nutreco generated revenue of EUR 4,943.1 million in 2008. Nutreco is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Cautionary note regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not based on historical fact, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Such statements are based on plans, estimates and projections as currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made and we assume no obligation to publicly update any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of significant factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include but are not limited to conditions on the markets in Europe, the United States and elsewhere from which we derive a substantial portion of our revenue, potential defaults on the part of borrowers or trading counterparties, the implementation of our restructuring programme including the envisaged reduction in headcount and the reliability of our risk management policies, procedures and methods. For more information on these and other factors, please refer to our annual report. The forward-looking statements contained in this announcement are made as of the date hereof and the companies assume no obligation to update any forward-looking statement contained in this announcement.

SEGMENT INFORMATION

Animal Nutrition

The animal nutrition segment subdivides into:

1. **Premix and feed specialities** are the activities of Trouw Nutrition International which holds a strong position in the world market for premix and innovative speciality feed products such as feed additives, young animal feeds and animal health products
2. **Compound feed Europe** comprises the compound feed businesses from the Hendrix companies in The Netherlands, Belgium and Germany and from Nanta and Agrovic in Spain and Portugal
3. **Animal Nutrition Canada** is the animal nutrition business in Canada and USA, formerly owned by Maple Leaf Foods.

The 2008 operating results for these reporting lines are analysed below:

Premix and feed specialities

Key figures
(EUR x million)

	2008	2007	Change
Revenue (third parties)	1,069.4	749.2	42.7%
EBITDA*	92.9	47.2	96.8%
EBITA*	84.1	38.7	117.3%
Operating margin (EBITA*/revenue)	7.9%	5.2%	
Operating result (EBIT*)	81.2	37.2	118.3%

* Before exceptional items

The Premix and feed specialities business reported a 42.7% increase in revenue compared with 2007. Acquisitions accounted for 22.1% of this increase, higher prices contributed 19.6% and volume growth added 3.5%, with a -2.5% foreign exchange effect. The acquisition of the BASF-premix businesses, acquired in 2007, was the most important contributor to the growth in revenues from acquisitions.

The increase in EBITA was 117.3% to EUR 84.1 million due to a successful integration of the business acquired from BASF, excellent raw material positions, organic growth in feed specialities and restructuring of some activities. Changing dynamics related to environmental and quality reasons, especially in China, have resulted in significantly higher pricing in the vitamin markets. Thanks to the Nutreco Sourcing and Procurement initiative Nutreco was able to benefit from this market situation. The increased demand for safe products and quality assurance, especially in the United States, also contributed to the result.

Compound feed Europe

Key figures
(EUR x million)

	2008	2007	Change
Revenue (third parties)	1,219.7	1,031.8	18.2%
EBITDA*	39.9	47.2	-15.5%
EBITA*	29.4	37.9	-22.4%
Operating margin (EBITA*/revenue)	2.4%	3.7%	
Operating result (EBIT*)	27.8	37.0	-24.9%

* Before exceptional items

Compound feed revenue was EUR 187.9 million higher than 2007 (18.2%), of which increased selling prices accounted for 19.5%, mainly due to passing on raw material costs and acquisitions contributed 3.9%. The volumes decreased by 5.2% due to a lower live stock population in Spain. In The Netherlands Hendrix improved its market position with slightly higher volumes.

The EBITA declined by 22.4% to EUR 29.4 million compared with EUR 37.9 million in 2007. This decrease was due to the market conditions in Spain and due to a strong decline in raw material prices in the second half year. Nutreco benefited in the second half of 2007 and the first half of 2008 from favourable raw material positions in a market with increasing prices. In the second half of 2008 there was an unexpected and strong decline in raw material prices which resulted in a reverse impact versus the first half year of 2008 of approximately EUR 5 million.

Animal Nutrition Canada

Key figures

(EUR x million)

	2008	2007	Change
Revenue (third parties)	398.0	167.5	137.6%
EBITDA*	25.8	11.5	124.3%
EBITA*	20.9	9.2	127.2%
Operating margin (EBITA*/revenue)	5.3%	5.5%	
Operating result (EBIT*)	16.1	6.5	147.7%

* Before exceptional items

The financial figures of Nutreco Canada are consolidated from 20 July 2007, the date of the acquisition. Part of the activities, the poultry grow-out operations, hatcheries and pharma egg business are reported under 'Meat and Other'.

The revenue in 2008 of Animal Nutrition Canada was EUR 398.0 million compared with EUR 167.5 million in 2007 (+137.6%). Higher prices contributed 23.9% to the increase in revenue. The volumes were 11.3% lower and the foreign exchange effect -6.1%.

The EBITA of Animal Nutrition Canada increased by 127.2% to EUR 20.9 million (2007: EUR 9.2 million). The poultry and dairy feed business reported good results in 2008, which compensated the lower results in swine and cattle feed. In the first half of 2008 the swine and beef sector was under pressure due to the strengthening of the Canadian dollar, high production costs and low meat prices. In the second half year the market fundamentals in these sectors improved. The integration with the Nutreco organisation is completed. There is an extensive exchange of knowledge with other Nutreco companies and a strong focus on cost savings and collaboration in the field of procurement.

Animal Nutrition (total)

Key figures

(EUR x million)

	2008	2007	Change
Revenue (third parties)	2,687.1	1,948.5	37.9%
EBITDA*	158.6	105.9	49.8%
EBITA*	134.4	85.8	56.6%
Operating margin (EBITA*/revenue)	5.0%	4.4%	
Operating result (EBIT*)	125.1	80.7	55.0%

* Before exceptional items

The total revenues in Animal Nutrition were up EUR 738.6 million (37.9%) compared with 2007. Organic growth contributed 17.6% to the increase in revenues of which 19.9% was related to higher sales prices mainly related to passing on higher raw material prices and – 2.3% to lower sales volumes. The recent acquisitions in animal nutrition contributed 21.8% to the increase in revenues. The foreign currency effect was -1.5%.

Fish feed
Key figures
(EUR x million)

	2008	2007	Change
Revenue (third parties)	1,169.9	1,192.9	-1.9%
EBITDA*	83.7	85.3	-2.0%
EBITA*	67.7	71.0	-4.6%
Operating margin (EBITA*/revenue)	5.8%	6.0%	
Operating result (EBIT*)	66.9	70.2	-4.7%

* Before exceptional items

The revenue in Fish feed decreased by 1.9% to EUR 1,169.9 million compared with 2007. This was due to -9.6% lower volume and a -4.1% foreign exchange effect partly compensated by higher prices (9.7%), mainly due to passing on high raw material costs and the contribution from acquisitions (2.1%).

The decline in volume is mainly related to health challenges in the Chilean fish farming market. As a consequence of the ISA virus the industry had to downscale the farming operations. This had an impact in 2008 and it will also have an impact on our fish feed supply in 2009, which can partly be compensated by growth in Norway and in other regions.

The EBITA decreased by 4.6% to EUR 67.7 million (2007: 71.0 million), mainly due to lower feed volumes and higher debtor provisions. In Chile Skretting temporarily closed one of its three fish feed plants in September and optimised the two other plants to maximise the effective utilisation of the production capacity.

Fish feed for farmed species other than salmon performed well. The acquisitions in Japan and the US in January 2008 contributed to the result. Furthermore, Nutreco benefited from the export of fish feed to Eastern Europe.

Meat & Other
Key figures
(EUR x million)

	2008	2007	Change
Revenue (third parties)	1,086.1	879.7	23.5%
EBITDA*	8.5	29.5	-71.2%
EBITA*	-0.4	22.3	-101.8%
Operating margin (EBITA*/revenue)	0.0%	2.5%	
Operating result (EBIT*)	-1.8	21.8	-108.3%

* Before exceptional items

From 20 July 2007 onwards the 'Meat and Other' segment include the poultry hatchery and pharma egg business in Canada, which was acquired from Maple Leaf Foods.

The revenue from the 'Meat and Other' businesses was 23.5% higher due to higher prices (11.9%) and a volume increase of 5.2%. The acquisition impact of the poultry hatchery and pharma egg business in Canada and the Copaga activities in Spain was 6.7%

The EBITA declined from EUR 22.3 million to EUR -0.4 million. The Spanish economy worsened further during the year which had an impact on consumer spending. Under these circumstances there was no full compensation possible for the more than 25% higher feed prices. Also the pig business was affected by lower sales prices for meat and higher feed prices.

The poultry sector in Canada performed well in 2008, with 1% market growth. Nutreco Canada reported favourable results which were above our expectations at the time of the acquisition.

Consolidated income statement

(EUR x million)	2008	2007	Δ%
Revenue	**4,943.1**	**4,021.1**	**22.9%**
Raw materials and consumables used	-3,983.5	-3,174.1	
Change in fair value of biological assets	-0.5	1.3	
Changes in inventories of finished goods and work in progress	7.6	19.2	
Gross Margin	**966.7**	**867.5**	**11.4%**
Other operating income	29.9	16.3	83.4%
Personnel costs	-427.5	-368.3	16.1%
Depreciation and amortisation expeses	-61.4	-48.1	27.7%
Impairment of long-lived assets	-0.1	-1.2	
Other operating expenses	-335.5	-317.2	5.8%
Operating result from continuing operations	**172.1**	**149.0**	**15.5%**
Financial income	6.3	12.2	
Financial expenses	-38.1	-21.9	
Foreign exchange result	0.6	-0.4	
Net financing costs	**-31.2**	**-10.1**	**208.9%**
Share in results of associates	2.1	0.8	
Result before tax from continuing operations	**143.0**	**139.7**	**2.4%**
Income tax expense	-37.2	-26.4	
Result after tax from continuing operations	**105.8**	**113.3**	**-6.6%**
Result after tax from discontinued operations	11.1	3.8	
Gain on sale of discontinued operations, net of tax	-	3.6	
Result after tax from discontinued operations	**11.1**	**7.4**	**50.0%**
Total result for the period	**116.9**	**120.7**	**-3.1%**
Attributable to:			
Equity holders of Nutreco	114.8	118.6	
Minority interest	2.1	2.1	
Total result for the period	**116.9**	**120.7**	
Key figures on operating result (EUR x million)			
Earnings Before Interest, Tax and Amortization (EBITA)	182.9	155.2	
Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)	233.5	197.1	

Key figures per share from continuing operations			
Basic earnings per share for continuing operations (EUR)	3.02	3.24	-6.8%
Diluted earnings per share for continuing operations (EUR)	3.02	3.24	-6.8%
Basic earnings per share for continuing operations before impairment of goodwill (EUR)	3.02	3.24	-6.8%
Earnings per share for dividend calculation (EUR)	3.18	3.65	
Weighted average number of ordinary shares outstanding during the year (x 1,000)	34,358	34,317	
Weighted average number of ordinary shares for diluted earnings per share (x 1,000)	34,365	34,331	
Number of ordinary shares outstanding as at 31 December (x 1,000)	34,279	34,256	

Key figures per share (EUR)			
Basic earnings per share	3.34	3.46	-3.5%
Diluted earnings per share	3.34	3.46	-3.5%
Basic earnings per share before impairment of goodwill	3.34	3.46	-3.5%

Condensed segment reporting

(EUR x million)	2008	2007	Δ%
Revenues by segment *'continuing operations'*			
Revenues to third parties			
Premix and speciality feed	1,069.4	749.2	42.7%
Compound feed Europe	1,219.7	1,031.8	18.2%
Animal Nutrition Canada	398.0	167.5	137.6%
Animal Nutrition	**2,687.1**	**1,948.5**	**37.9%**
Fish feed	1,169.9	1,192.9	-1.9%
Meat and other	1,086.1	879.7	23.5%
Revenues *'continuing operations'*	**4,943.1**	**4,021.1**	**22.9%**
Operating result before exceptional items and amortisation (EBITA) per segment *'continuing operations'*			
Premix and speciality feed	84.1	38.7	117.3%
Compound feed Europe	29.4	37.9	-22.4%
Animal Nutrition Canada	20.9	9.2	127.2%
Animal Nutrition	**134.4**	**85.8**	**56.6%**
Fish feed	67.7	71.0	-4.6%
Meat and other	-0.4	22.3	-101.8%
Corporate	-19.6	-20.3	-3.4%
EBITA *'continuing operations'* before exceptionals	**182.1**	**158.8**	**14.7%**
Exceptional items	0.8	-3.6	-
Total EBITA *'continuing operations'*	**182.9**	**155.2**	**17.8%**
Operating result by segment from *'continuing operations'* (EBIT)			
Premix and speciality feed	81.2	37.2	118.3%
Compound feed Europe	27.8	37.0	-24.9%
Animal Nutrition Canada	16.1	6.5	147.7%
Animal Nutrition	**125.1**	**80.7**	**55.0%**
Fish feed	66.9	70.2	-4.7%
Meat and other	-1.8	21.8	-108.3%
Corporate	-18.9	-20.1	-6.0%
Operating result before exceptional items	**171.3**	**152.6**	**12.3%**
Restructuring	-9.4	-11.1	
Negative goodwill	10.2	5.6	
Other	-	1.9	
Total exceptional items	**0.8**	**-3.6**	
Total operating result from *'continuing operations'* (EBIT)	**172.1**	**149.0**	**15.5%**

Consolidated balance sheet

(EUR x million)	31 December 2008	31 December 2007
Assets		
Property, plant and equipment	478.1	428.9
Intangible assets	286.2	318.5
Investments in associates	14.4	16.9
Other investments	35.8	43.1
Deferred tax assets	26.5	35.3
Total non-current assets	**841.0**	**842.7**
Inventories	281.7	266.7
Biological assets	102.6	75.0
Income tax receivables	12.4	15.4
Trade and other receivables	705.9	585.0
Cash and cash equivalents	228.3	207.7
Total current assets	**1,330.9**	**1,149.8**
Total assets	**2,171.9**	**1,992.5**
Issued and paid-up share captial	8.4	8.4
Share premium	159.5	159.5
Treasury shares	-28.0	-31.7
Hedging reserve	-14.1	-4.0
Retained earnings	444.1	388.5
Undistributed result	114.8	118.6
Translation reserve	-29.7	4.1
Equity attributable to equity holders of Nutreco	**655.0**	**643.4**
Minority interest	10.5	7.8
Total equity	**665.5**	**651.2**
Liabilities		
Interest-bearing loans and borrowings	467.0	410.3
Employee benefits	9.0	9.1
Provisions	4.7	15.7
Deferred tax liabilities	11.9	18.4
Total non-current liabilities	**492.6**	**453.5**
Interest bearing borrowings	128.4	87.3
Employee benefits	29.6	26.3
Provisions	7.5	18.8
Income tax liabilities	11.9	5.3
Trade and other payables	836.4	750.1
Total current liabilities	**1,013.8**	**887.8**
Total liabilities	**1,506.4**	**1,341.3**
Total equity and liabilities	**2,171.9**	**1,992.5**

No audit performed

Consolidated cash flow statement

(EUR x million)	2008	2007
Total result for the period	**116.9**	**120.7**
Net financing costs – continuing operations	31.2	10.1
Share in results of associates	-2.1	-0.6
Income tax expense – continuing operations	37.2	26.4
Income tax expense – discontinued operations	-0.2	0.9
Impairment charges on long-lived assets	0.1	1.2
Impairment charges other investments	2.2	-
Depreciation - continuing operations	50.6	41.9
Depreciation - discontinued operations	-	0.9
Amortisation - continuing operations	10.8	6.2
Amortisation - discontinued operations	-	0.1
Negative goodwill	-10.2	-5.6
Equity settled share-based payment expense	3.1	2.9
Changes in fair value of other investments	0.3	2.3
Changes in fair value of biological assets	0.5	-1.3
Changes in fair value foreign exchange contracts	-1.8	0.1
Changes in fair value of commodity contracts	-1.9	0.8
Gain on sale of property, plant and equipment	0.9	-0.9
Gain on sale of discontinued operations, net of tax	-	-3.6
Cash flows from operating activities before changes in working capital and provisions	**237.6**	**202.5**
Decrease in working capital	-51.7	-46.6
Increase/decrease in employee benefits	4.1	-11.1
Decrease/increase in provisions	-22.7	6.1
Cash generated from operations	**167.3**	**150.9**
Interest received	6.5	12.5
Interest paid	-39.3	-22.2
Income taxes paid	-38.0	-23.8
Dividends received	1.5	22.5
Net cash from operating activities	**98.0**	**139.9**
Acquisition of property, plant and equipment	-86.2	-77.0
Acquisition of intangible assets	-4.0	-3.2
Acquisition of group companies net of cash acquired	-66.0	-391.7
Acquisition of minority interest	-	-8.8
Acquisition of associates	-0.1	-1.7
Acquisition of other investments	-0.4	-1.0
Proceeds from sale property, plant and equipment	3.8	2.2
Proceeds from sale intangible assets	-	0.1
Disposal of associates (previous year held for sale)	-	3.7
Disposal of subsidiary net of cash disposed of	-	17.6
Proceeds from the sale of associates	2.0	0.2
Repayments on other investments	3.6	14.2
Payments of transaction costs	-0.9	-11.7
Net cash used in investing activities	**-148.2**	**-457.1**
Proceeds from issuance of share capital	1.4	4.3
Repayment of share capital	-	-171.2
Repurchase own shares	-33.1	-17.2
Dividends paid to equity holders of Nutreco	-32.0	-32.6
Dividends paid to minority shareholders	-0.5	-0.5
Repayment of borrowings	-158.9	-29.7
Proceeds from borrowings	291.6	205.8
Net cash from/used in financing activities	**68.5**	**-41.1**

No audit performed

Net increase/decrease in cash and cash equivalents	18.3	-358.3
Cash and cash equivalents at 1 January	135.4	495.9
Effect of exchange rate fluctuations on cash held	-1.9	-2.2
Cash and cash equivalents at 31 December	**151.8**	**135.4**
Cash and cash equivalents at 31 December	228.3	207.7
Bank overdrafts at 31 December	-76.5	-72.3
Cash and cash equivalents for the cash flow statements at 31 December	**151.8**	**135.4**

No audit performed

Statement of total equity

(EUR x million)	Issued and paid-up share capital	Share premium account	Treasury shares	Hedging reserve	Retained earnings	Undistributed result	Translation reserve	Total attributable to equity holders	Minority interest	Total equity
As at 1 January 2007	**8,4**	**330,7**	**-45,8**	**-3,3**	**-72,6**	**519,5**	**7,2**	**744,1**	**5,5**	**749,6**
Transactions with shareholders										
Undistributed result					519,5	-519,5				
Dividend on ordinary shares					-32,6			-32,6	-0,5	-33,1
Stock dividend			27,0		-27,0					
Capital repayment		-171,2						-171,2		-171,2
Repurchase own shares			-17,2					-17,2		-17,2
Usage of treasury shares			2,2					2,2		2,2
Share based payments					2,9			2,9		2,9
Options exercised			2,1					2,1		2,1
Total transactions with shareholders		**-171,2**	**14,1**		**462,8**	**-519,5**		**-213,8**	**-0,5**	**-214,3**
Recognised income and expenses for the period										
Total result for the period						118,5		118,5	2,1	120,6
Tax effects on items processed directly in equity					-1,7			-1,7		-1,7
(De)consolidations									0,8	0,8
Foreign exchange translation differences							-3,0	-3,0	-0,1	-3,1
Changes in hedges of foreign exchange transactions				-0,6				-0,6		-0,6
Changes in cash flow hedges				-0,1				-0,1		-0,1
Total recognised income and expenses for the period				**-0,7**	**-1,7**	**118,5**	**-3,0**	**113,1**	**2,8**	**115,9**
As at 31 December 2007	**8,4**	**159,5**	**-31,7**	**-4,0**	**388,5**	**118,5**	**4,2**	**643,4**	**7,8**	**651,2**
Transactions with shareholders										
Undistributed result					118,5	-118,5				
Dividend on ordinary shares					-32,0			-32,0	-0,5	-32,5
Stock dividend			28,2		-28,2					
Repurchase own shares			-33,1					-33,1		-33,1
Usage of treasury shares			8,4		-7,0			1,4		1,4
Share based payments					3,1			3,1		3,1
Options exercised			0,2		-0,1			0,1		0,1
Total transactions with shareholders			**3,7**		**54,3**	**-118,5**		**-60,5**	**-0,5**	**-61,0**
Recognised income and expenses for the period										
Total result for the period						114.8		114.8	2.1	116.9
(De)consolidations									1.5	1.5
Tax effects on items processed directly in equity					1.3			1.3		1.3
Foreign exchange translation differences							-33.9	-33.9	-0.4	-34.3
Changes in hedges of foreign exchange transactions				-1.4				-1.4		-1.4
Changes in cash flow hedges				-8.7				-8.7		-8.7
Total recognised income and expenses for the period				**-10.1**	**1.3**	**114.8**	**-33.9**	**72.1**	**3.2**	**75.3**
As at 31 December 2008	**8.4**	**159.5**	**-28.0**	**-14.1**	**444.1**	**114.8**	**-29.7**	**655.0**	**10.5**	**665.5**

No audit performed

nutreco

RECEIVED
2009 JUL 13 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 23 March 2009

Publication of the Agenda for the Annual General Meeting of Shareholders

- **Changes to the Supervisory Board Nutreco**
- **Corporate Governance**

Supervisory Board
Nutreco announced today that it will nominate Messrs R.J. Frohn and A. Puri as new members of the Supervisory Board. Mr. Frohn is a member of the Executive Board of AkzoNobel and is responsible for AkzoNobel's Specialty Chemicals business. He was born in 1960 and has the Dutch nationality. Mr Puri was a member of the Executive Board of Koninklijke Numico N.V. and president R&D and Product Integrity (Food Safety and Quality) until the take-over by Danone. Since 2007, Mr Puri is a Senior Adviser – Innovation (Functional and Nutritional Ingredients – Human Health) of DSM N.V. He was born in 1953 and is a U.S. citizen.

The Supervisory Board believes that the extensive experience of both Mr R. Frohn and Mr A. Puri within the Executive Board of international, stock-listed companies will be an excellent addition to the Supervisory Board. Nutreco will propose their appointment to the Annual General Meeting, to be held on 21 April 2009.

During this AGM, Messrs J.A.J. Vink and L.J.A.M. Ligthart (Vice Chairman) are due to retire from the Supervisory Board based on the re-appointment schedule. Mr Vink is eligible for reappointment and he will be nominated for reappointment during the AGM. Mr Ligthart is resigning based on the end-of-final term.

The Supervisory Board and the Executive Board of Nutreco thank Mr Ligthart for his contribution to the company and wish him every success in the future.

With these changes, the Supervisory Board of Nutreco will consist of: Mr R. Zwartendijk (Chairman), Mr Y. Barbieux, Mr J.M. de Jong, Mr J.A.J. Vink, Mr. R.J. Frohn and Mr. A Puri.

Corporate Governance – Stichting Continuïteit Nutreco (anti-takeover structure)
On 19 March 2009 the existing put and call option agreement with the Stichting Continuïteit Nutreco was amended. Nutreco voluntarily waives its put-option and the terms of the call-option have been amended.

The Agenda with Explanatory Notes for the Annual General Meeting of Shareholders (AGM) to be held in Amsterdam on 21 April 2009 at 02.30 p.m. has been published today (www.nutreco.com).

* * * * *

Nutreco

Nutreco is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in more than 30 countries and about 9,300 employees.

Nutreco generated revenue of EUR 4,943.1 million in 2008. Nutreco is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 23 March 2009

Changes to the Executive Board of Nutreco

Chief Operating Officer Juergen Steinemann leaves Nutreco

Nutreco announced today that its Chief Operating Officer (COO), Mr Juergen B. Steinemann, will resign from the Executive Board. Mr Steinemann will be leaving the company in good mutual understanding as per 30 June 2009 in order to pursue a new challenge outside of Nutreco.

Mr Steinemann joined Nutreco in October 2001. Besides being a member of the Executive Board, Mr Steinemann was responsible for the agriculture businesses. Upon his leaving, his responsibilities will be shared between the two other members of the Executive Board.

The Supervisory Board and the Executive Board of Nutreco thank Mr Juergen Steinemann for his contribution to the company and wish him every success in the future.

*****

Nutreco

Nutreco is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have over 100 production and processing plants in more than 30 countries and about 9,300 employees.

Nutreco generated revenue of EUR 4,943.1 million in 2008. Nutreco is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 27 March 2009

Nutreco publishes 8th Corporate Social Responsibility Report

Nutreco, the global animal nutrition and fish feed company published today its eighth Corporate Social Responsibility Report in a row. As the world faces increasing problems of food security and climate change the Executive Board decided to define and implement a new CSR policy for Nutreco in 2009. This will be included in the performance contracts by 2010.

In 2008 the company reviewed its priorities to ensure they are right for Nutreco in the world of today. Nutreco's sustainability approach stays focused on four pillars: sustainable management of natural resources, climate change, feed-to-food quality and Nutreco people & investment in the community. The report features how those subjects are put into practise. Interviews with Nutreco people that help to improve the company's sustainability, show how everyone can make a difference.

Wout Dekker, CEO Nutreco:
"The population of the world is growing. Six billion today will rise to nine billion by 2050 and they all need food. Further to this, as incomes rise, people switch their diets to preferred protein sources in the form of mainly meat and fish. The challenge we face is to get more food, including high quality protein, in a sustainable manner from limited resources at prices people can afford.

"By applying our knowledge of feed ingredients and the nutrition of animals and fish we gain optimum value from limited natural resources. Our ability is to convert those raw materials into advanced feed solutions that meet the needs of farmed animals and fish and contribute in delivering high quality products for human nutrition: providing more from less. Each advance we make should improve sustainability for the future to secure the opportunities of future generations.

"In addition, we try to bring others along the same journey with us, for example by joining dialogues and round table discussions and by organising the alternating Agri Vision and Aquavision conferences. The theme of the next Agri Vision is 'Shifting Horizons – Inspiration, Innovation and Impact in the feed-to-food chain' and will take place from 16 to 18 June 2009."

Feeding the future

Feeding the future is the essence of Nutreco. The new slogan expresses the aspirations that align and inspire the Nutreco people and direct the activities of today, giving purpose to the company's efforts beyond earning a fair profit. Although Nutreco is still young, it possesses a pioneering heritage of more than a century. The know-how and experience is an excellent basis for developing advanced feed solutions that meet the needs of farmed animals and fish and contribute to feeding a growing world population.

feeding the future

The CSR report can be downloaded from www.nutreco.com.
A printed version will be available from 14 April.

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and has annual revenues approaching EUR 5 billion.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 8 April 2009

Nutreco opens new premix plant in Indonesia

Nutreco subsidiary Trouw Nutrition Indonesia recently opened its newly built plant and offices near Jakarta, Indonesia. This premix facility has a capacity of approximately 15,000 tons of blends and premixes per year, for adding essential nutrition, vitamins and minerals to compound animal feeds.

The plant is a stepping stone for Trouw Nutrition in the South East Asian region, with potential to develop more opportunities in the growing South East Asian markets. Trouw Nutrition Indonesia is already the leading premix supplier in Indonesia, with a 30 per cent market share.

The Indonesian business has been acquired from BASF in 2007 and for the past 19 months the premix has been produced at the former BASF factory. Trouw Nutrition Indonesia has now transferred all production to the new plant.

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and has annual revenues approaching EUR 5 billion.

For more information:
Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 9 April 2009

Nutreco issues USD 150 million private placement

Nutreco has issued US dollar 150 million in senior notes in a private placement in the United States of America. The notes will be used to repay the maturing USD 46 million tranche of the notes that were issued in 2004. Additionally, the notes will be used to refinance existing bank debt by long-term debt.

The senior notes consist of three tranches with maturities of five, seven and ten years and are placed with 6 investors.

Cees van Rijn, CFO and member of Nutreco's Executive Board: "After our successful first issuance in 2004, Nutreco has again decided to raise long-term debt from the US private placement market. The notes contribute to Nutreco's strategy to maintain a healthy capital structure to support further growth".

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Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco has annual revenues approaching EUR 5 billion and is listed on the Euronext stock exchange in Amsterdam.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

PRESS RELEASE

Amersfoort, 29 April 2009

Nutreco trading update Q1 2009

- **Revenue Q1 2009 EUR 1,043.9 million; a decrease of 7.0% from Q1 2008**
- **All businesses report in line with expectations except Compound feed Europe**
- **Compound feed Europe reports operating loss in Q1 due to a weak performance in the Netherlands**
- **Half-year EBITA will be lower than in 2008 due to an operational loss in Compound feed Europe and one-time benefits of EUR 20 million in 2008**
- **Executive Board is extended with operational responsibilities in line with strategic direction**

(EUR x million)	**Q1 2009**	**Q1 2008**	**Δ%**
Revenues			
Premix and feed specialities	257.9	247.5	4.2%
Compound feed Europe	238.4	316.7	-24.7%
Animal Nutrition Canada	92.6	94.9	-2.4%
Animal Nutrition	**588.9**	**659.1**	**-10.7%**
Fish feed	189.4	202.8	-6.6%
Meat and other	265.6	260.4	2.0%
Total revenues Nutreco	**1,043.9**	**1,122.3**	**-7.0%**

Operational developments

Historically the volumes and operational results in the first two quarters of the year are relatively low compared with the volumes in the second half-year due to seasonal influences.

The Nutreco revenue amounted to EUR 1,043.9 in Q1 2009, a decrease of 7.0% compared with Q1 2008. This was due to a lower demand for feed in line with the market developments and lower sales prices because of the decline of grain and soya prices.

The **Premix and feed specialities** business reported a 4.2% increase in revenue compared with Q1 2008. Lower volumes were compensated for by a positive price-effect. The operational performance in the Premix and feed specialities business is in line with last year excluding the one-time benefits that were approximately EUR 15 million in the first half of 2008.

The revenue of **Compound feed Europe** was EUR 78.3 million lower than in Q1 2008 (-24.7%). Lower sales prices accounted for approximately 17%. Compared with Q1 2008, the average grain and soya prices were 20-25% lower. Volumes decreased by 10% due to the lower live stock population, partly related to the economic situation. Demand for compound feed in Europe is expected to decline in 2009 between 5 and 10% on average. Feed for dairy cows will face a volume decline because of low prices for milk and a lower demand for pig feed is expected in Spain.

No audit performed

In Q1 2009 the compound feed business in The Netherlands (Hendrix UTD) reported an operating loss due to its view on the prices of raw materials. Measures have been taken to restore profitability and management changes will be made. Nutreco expects Compound feed Europe to return to an operational profit in the second half of 2009. This is expected to lead to a profit for the full year in 2009.

The revenue in Q1 2009 of **Animal Nutrition Canada** was EUR 92.6 million compared with EUR 94.9 million in Q1 2008 (-2.4%). The operational performance was in line with last year.

The revenue in **Fish feed** decreased by 6.6% to EUR 189.4 million compared with Q1 2008. The volume decline is mainly related to continuing health challenges in the Chilean fish farming market. As a consequence of the ISA virus in Chile the industry had to downscale farming operations which impacted on the volumes. A volume growth is expected in other salmon farming areas such as Norway and Canada.

The revenue from the **'Meat and Other'** businesses was 2.0% higher, mainly related to higher poultry prices in Spain compared with the first quarter of 2008.

Outlook first half-year 2009:
The following developments are expected for the first half-year of 2009:

Animal Nutrition
- Premix and feed specialities: operational result in line with last year excluding EUR 15 million one-time benefits in 2008.
- Compound feed Europe: the result in the first half-year is impacted by an underperformance in the Dutch business, which will partly be compensated by the results in Compound feed Spain. This will result in an operating loss in the range of EUR 8-12 million in the first half of 2009. Included in the first half year results 2008 was a one-time benefit of EUR 5 million. Nutreco expects the profitability of Compound feed Europe to be restored in the second half of 2009 and that it will report a profit over the full year 2009.
- Animal Nutrition Canada: slight improvement in the operational result compared with the first half of 2008.

Fish feed
- Slightly lower result in the first half compared with 2008 as a result of the situation in the Chilean salmon farming market.

Meat and Other
- Recovery of profitability of Meat and other activities in the first half of 2009 due to an improvement in poultry prices and lower cost prices because of lower feed prices.

Operating result
In comparison with the same period in 2008, Nutreco expects a lower operational result in the first half of the year, due to the expected operational loss in Compound feed Europe and the one-time benefits of EUR 20 million in 2008. Historically Nutreco's operating result in the first half-year is lower than the result of the second half of the year, due to seasonality in fish feed, premix and feed specialities and poultry meat.

Actions
Nutreco has implemented a company-wide programme to control the development of working capital and to achieve operational costs savings.

Nutreco will continue to focus on growth in animal nutrition and fish feed and will in 2009:

- Build on market positions in feed specialities and additives through organic growth and acquisitions
- Strengthen R&D and boost the new products pipeline through greater commitment to innovation
- Maintain a healthy capital structure to support future growth

Capital structure
Nutreco has a sound balance sheet and a healthy capital structure. The company maintains a prudent financial policy and uses internal criteria that are well within the criteria related to financing.

On 8 April 2009, Nutreco has issued USD 150 million in senior notes in a private placement in the United States of America. The notes will be used to repay the maturing USD 46 million tranche of the notes that were issued in 2004 and to refinance existing bank debt by long-term debt. The senior notes consist of three tranches with maturities of five, seven and ten years and are placed with six investors. This long term debt contributes to Nutreco's strategy to maintain a healthy capital structure to support further growth. Furthermore Nutreco is in the process of renewing the syndicated loan facility of EUR 550 million that matures in March 2010.

Executive Board will be extended with operational responsibilities in line with strategic growth direction
Nutreco has decided to extend the Executive Board, next to Nutreco's CEO Wout Dekker and CFO Cees van Rijn, to five members. A proposal for the appointment of the current business group Managing Directors Messrs Jerry Vergeer, Knut Nesse and Frank Tielens as members of the Executive Board will be submitted to an Extraordinary General Meeting of Shareholders later this year.

Mr Jerry Vergeer (46), Canadian, joined Nutreco in 2007 when Nutreco acquired the Maple Leaf Animal Nutrition business of which he was the Managing Director. Mr Vergeer will be responsible for Agriculture which consists of the current reporting lines Compound feed Europe (Hendrix and Nanta), Animal Nutrition Canada (Shur-Gain and Landmark Feeds) and Meat and other (Sada and Inga Food). Mr Vergeer is currently Managing Director of the business group Nutreco Canada and has more than 20 years of experience in the animal feed business in several management positions.

Mr Knut Nesse (42), Norwegian, will be responsible for Aquaculture, the current fish feed reporting line (Skretting). Mr Nesse has been Managing Director of Nutreco's salmon feed business since 2006 and started his career in Nutreco in 1999. Mr Nesse has international experience in China, Chile and Norway in several management positions.

Mr Frank Tielens (46), Dutch, will be responsible for Specialities currently known as the reporting line Premix and feed specialities. At January 1, 2009 Mr Tielens joined Nutreco as Managing Director of the Nutreco's premix and feed specialities business (Trouw Nutrition International). Mr Tielens has worked for more than 20 years in AkzoNobel in several management positions in Europe, Venezuela and the US.

Financial Calendar

8 May 2009	Determination of the 2008 final dividend exchange ratio
14 May 2009	Declared final dividend payable and delivery of ordinary shares
30 July 2009	Publication of half-year result
29 October 2009	Trading update third quarter

*****

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and has annual revenues approaching EUR 5 billion.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Cautionary note regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not based on historical fact, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Such statements are based on plans, estimates and projections as currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made and we assume no obligation to publicly update any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of significant factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include but are not limited to conditions on the markets in Europe, the United States and elsewhere from which we derive a substantial portion of our revenue, potential defaults on the part of borrowers or trading counterparties, the implementation of our restructuring programme including the envisaged reduction in headcount and the reliability of our risk management policies, procedures and methods. For more information on these and other factors, please refer to our annual report. The forward-looking statements contained in this announcement are made as of the date hereof and the companies assume no obligation to update any forward-looking statement contained in this announcement.

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 8 May 2009

Conversion ratio final stock dividend Nutreco 1 share for 26

Nutreco announces that the conversion ratio of the final stock dividend has been determined. This will amount to 1 new ordinary share for every 26 existing ordinary shares. Based on the average weighted price of 6, 7 and 8 May 2009 of EUR 26.42, 1/26th share represents a value of EUR 1.02, which is virtually equal to the gross dividend in cash of EUR 1.03 per ordinary share. Both the cash dividend and stock dividend will be made payable to shareholders on 14 May 2009.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and has annual revenues approaching EUR 5 billion.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

nutreco

PRESS RELEASE

Amersfoort, 20 May 2009

Nutreco successfully refinances EUR 550 million revolving credit facility

Nutreco announced today that it has successfully refinanced its existing revolving credit facility which would have matured in March 2010. The new facility has a maturity of three years and allows Nutreco, in combination with the new private placement of USD 150 million, to extend its debt maturity profile.

The interest conditions of this facility reflect current conditions in the credit market. The financial covenants, which are based on net senior debt compared to EBITDA and EBITDA compared to net financing costs, have not changed. The company maintains a prudent financial policy and uses internal criteria that are well within the criteria set in the revolving credit facility and the private placement.

The facility is supported by an international group of relationship banks. The facility which was launched at EUR 500 million was well oversubscribed and subsequently increased to EUR 550 million.

* * * * *

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and has annual revenues approaching EUR 5 billion.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

nutreco

PRESS RELEASE

Amersfoort, 24 June 2009

Nutreco organised 5th Agri Vision conference

Global agribusiness leaders at Agri Vision 2009 identify ways to double food production by 2050

Expanding populations and increasing incomes are main drivers of the need to double global food and fuel production by 2050, while halving greenhouse gas emissions. Demand is surging but supplies struggle to keep up as markets are volatile and there are limited supplies of land and water — is it possible? This was the question that attracted 375 leaders of agribusinesses from 44 countries to the Agri Vision 2009 conference organised by Nutreco. The conference was preceded by Innovision, a day in which world-leading agriculture and food scientists discussed the potential to increase food production.

Agri Vision 2009 took place at Noordwijk aan Zee in the Netherlands from 16 to 18 June and was organised by Nutreco in association with Rabobank. Delegates heard from 20 top business managers and agricultural scientists on topics ranging from stimulating innovation and the potential to make farming more productive to consumer attitudes, the challenges of prediction in complex systems and the importance of scenario planning in preparing for possible futures.

"Will we be able to feed and fuel the world in 2050?"

Responding to the question, "Will we be able to feed and fuel the world in 2050?", having heard the evidence, the great majority of delegates answered "Yes". Current knowledge and technology can increase productivity substantially and targeted research can boost it further. The major challenges lie in political decision making and in guiding investments and know how to those places and people where they will have the greatest benefit in raising food production.

- "There is a huge potential to increase global food production because the standard of most agriculture is low," said André Faaij, of the Copernicus Institute for Sustainable Development at the University of Utrecht. He added that by investing in agriculture and livestock production in less developed regions the world could produce food for 40 billion people by 2050.
- However, Jason Clay, Senior Vice President Market Transformation at WWF, warned, "We must freeze the footprint of agriculture. If it continues to expand at the current rate there will be no wildlife left by 2050." This, he said, meant we cannot ignore any means for increasing productivity. "Management of genetics, for example, can make a major contribution." He agreed that raising efficiency among the least efficient producers would be an important start, reducing the waste of resources and environmental impact while doubling the output of calories per hectare.

- Chief Strategist, Shell International B.V., Karl Rose said that Shell uses scenario planning to think through potential futures in a structured way. "Agribusiness executives," he said, "need to think today about the impact of long term factors such as climate change, water supplies, competing demands for crops and the emerging technologies."
- Sipko Schat, Executive Board Member Rabobank Nederland and Vice Chairman Rabobank International spoke about the bank's study on the impact of the financial crisis on agribusiness. "Although the outlook for 2009 is not good, and the effects will linger into 2010, the upside is that agriculture and food are more resilient as people still need to eat."
- Matt van der Poel of Fresh Forward told delegates that this is a good time to introduce innovations to consumers. Analysing anxiety–confidence waves in society over the past sixty years indicates society is currently becoming more confident and ready to accept new concepts.
- Professor David Hughes of Imperial College, London, cautioned that, "The green bar is rising." Suppliers must pay attention to food safety, animal welfare, environmental integrity and ethical values. This is not in order to gain a premium but as a licence to operate.

Innovision highlights short and long term potential for animal nutrition

Animal nutrition can gain important knowledge from new science disciplines being rapidly developed by the pharmaceutical and food industries to identify the relationships of nutrition, the microbial population of the intestine and genetics. The benefits to agriculture from this work will be in the mid to long term. Secondly, there are substantial gains to be won in the near future from adapting and applying technologies already available. Examples include faster and more accurate analysis of conventional and new feed raw materials, breeding technology and more precise farm management.

These were the key conclusions from the Innovision meeting set up by Nutreco in advance of the Agri Vision conference. Innovision brought together leading agriculture and food scientists from four continents — Europe, Africa, North America and Asia. Their discussions explored and shared current progress in a wide range of scientific disciplines that relate to animal nutrition. For example, current developments in fermentation technology are creating new opportunities with functional feed ingredients that support animal health and final product quality. Further topics ran from the assessment of the many new raw materials coming from advancing food and fuel technologies to the mathematics of complex modelling and nutrigenomics — the impact of nutritional ingredients on the expression of individual genes. Increased understanding of the way in which nutrition can regulate gene expression will contribute to efficiency, animal health and welfare and to reducing environmental impact. Nutrigenomics can, therefore, help producers operate above the 'green bar' referred to by Professor Hughes.

A third conclusion at Innovision was that interdisciplinary cooperation among the sciences is increasingly important in identifying the many potential animal nutrition benefits available in the rapidly expanding knowledge base. Bioinformatics, the technology to extract meaningful information from a vast shared database, will play a central role in making this a practical possibility.

Full of optimism

Agri Vision 2009 was the 12th multi-stakeholder conference organised by Nutreco. Alternating with the Agri Vision conference in the Netherlands, Nutreco organises the biennial AquaVision conference in Norway for top aquaculture and food business executives. Agri Vision and AquaVision provide a neutral forum for debate and their doors are open to all stakeholders in

the feed-to-food value chains, whether they are associated with feed raw materials, feed production, farming, retailing, food service, regulations or as non-governmental organisations with a keen interest in the environment. The result is consistently well-informed discussions reflecting a wide range of opinions.
All participants at Agri Vision 2009 were made fully aware of the enormous challenge of feeding nine billion people in 2050 in a sustainable way. Equally, the presentations made them aware that this is achievable and gave them sufficient insights to leave for home full of optimism and ready to plan their role in that future.

* * * * *

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and has annual revenues approaching EUR 5 billion.

For more information:
Jurgen Pullens, Director Investor Relations and Corporate Communications
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 30 June 2009

EGM approves appointment Nutreco Executive Board members

We are pleased to announce that today, the Extraordinary General Meeting of Shareholders approved Nutreco's proposal to appoint Messrs. Jerry Vergeer, Knut Nesse and Frank Tielens as members of the Executive Board next to CEO Wout Dekker and CFO Cees van Rijn. The appointments as Executive Vice President are for a period of 4 years, effective July 1, 2009 and terminating on June 30, 2013.

Mr J.A. Vergeer (1963), Canadian, is responsible for the division Agriculture (compound feed and meat businesses). Mr J.A. Vergeer began his career with Maple Leaf Foods (Canada) and held various management positions, as of 2005 as President, in Maple Leaf Foods Animal Nutrition. Since the acquisition of Maple Leaf Animal Nutrition by Nutreco in 2007, he is President of Nutreco Canada. Mr J.A. Vergeer gained an extensive knowledge and experience of the animal nutrition business in North America where Nutreco Canada is a market leader.

Mr K. Nesse (1967), Norwegian, is responsible for the division Aquaculture (global fish feed businesses). Mr K. Nesse started his career in 1992 with the Scana group in Stavanger and joined Nutreco's Skretting Norway in 1995. Mr K. Nesse has extensive knowledge of the aquaculture business and has held different positions within Skretting fish feed businesses. During his career, he was posted to China and Chile and has the required international experience to manage this global business. In April 2006, he was appointed as Managing Director of Skretting Salmon Feed.

Mr F.J. Tielens (1962), Dutch, is responsible for the division Specialties (global premix and feed specialties businesses). Mr F.J. Tielens began his career in 1988 at AkzoNobel's Chemicals Division, where he held positions with increasing responsibility until 1998. From 1999 to 2004 he was General Manager of Organon, AkzoNobel's Pharma Division, in Venezuela and Germany. In 2005, he assumed the position of President of Diosynth Biotechnology in the USA and was Executive Vice President of global business development for Organon/Schering Plough in the USA. In January 2009, Frank Tielens joined Nutreco as Managing Director of Trouw Nutrition International.

*****

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and has annual revenues approaching EUR 5 billion.

For more information:
Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com